This is a confidential draft submission to the U.S. Securities and Exchange Commission on November 18, 2024 and is not being filed under Securities Act of 1933, as amended.

Registration No. 333-[•]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

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Squirrel Enlivened International Co., Ltd
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7311	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Room A, Floor 34, Baishida Mansion,

No. 2 Taining Road, Luohu District, Shenzhen

Guangdong Province, China, 518018

+8615099902992

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

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[•]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:

David Kalani Lee, Esq. Meng Ding, Esq. Sidley Austin c/o 39/F, Two Int’l Finance Centre 8 Finance St, Central, Hong Kong Tel: +852 2509-7888	Arila E. Zhou, Esq. Robinson & Cole LLP Chrysler East Building 666 Third Ave, 20th Floor New York, NY 10017 Tel: 212-451-2908

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Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the share offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

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†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED NOVEMBER 18, 2024

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

HORIZON SPACE ACQUISITION I CORP.

AND

PROSPECTUS FOR UP TO [•] ORDINARY SHARES

OF

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

On September 16, 2024, Horizon Space Acquisition I Corp., a Cayman Islands exempted company (“HSPO”) entered into the business combination agreement and plan of merger (as the same may be amended, restated or supplemented, the “Business Combination Agreement”) with Squirrel Enlivened Technology Co., Ltd, a Cayman Islands exempted company limited by shares (“HoldCo”), Squirrel Enlivened International Co., Ltd, a Cayman Islands exempted company limited by shares (“PubCo”) and Squirrel Enlivened Overseas Co., Ltd, a Cayman Islands exempted company limited by shares (“Merger Sub,” together with HoldCo and PubCo, the “Group Companies,” or each individually, a “Group Company”).

Pursuant to the Business Combination Agreement, among other things, (a) HoldCo will merge with and into PubCo in accordance with the Companies Act (Revised) of the Cayman Islands (the “Cayman Companies Act”), whereupon the separate existence of HoldCo will cease, and PubCo will be the surviving company (the “Reorganization”), and (b) at least one (1) business day after the closing of the Reorganization (the “Reorganization Closing”), Merger Sub will merge with and into HSPO in accordance with the Cayman Companies Act, whereupon the separate existence of Merger Sub will cease, and HSPO will be the surviving company (the “Merger”). As a result of the Reorganization and the Merger, among other things, (a) all of the issued and outstanding securities of HoldCo immediately prior to the filing of the plan of merger with respect to the Reorganization (the “Plan of Reorganization”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Reorganization (the “Reorganization Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive a certain number of securities of PubCo as described below, and (b) all of the issued and outstanding securities of HSPO immediately prior to the filing of the plan of merger with respect to the Merger (the “Plan of Merger”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Merger (the “Merger Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of PubCo, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Cayman Companies Act and other applicable laws. The  Reorganization, the Merger, and each of the other transactions contemplated by the Business Combination Agreement or any of the other relevant Transaction Documents (as defined in the Business Combination Agreement) are collectively referred to as “Transactions.”

Pursuant to the Business Combination Agreement, each ordinary share of HoldCo, par value $0.0001 per share (the “HoldCo Ordinary Shares”) issued and outstanding immediately prior to the Reorganization Effective Time, subject to certain exceptions, shall be cancelled and automatically converted into the right to receive, without interest, such number of the newly issued shares of the ordinary shares of PubCo, par value $0.0001 per share (the “PubCo Ordinary Shares”) that is equal to a ratio, being equal to a fraction: (A) the numerator of which is $200,000,000 divided by $10.00 per share, and (B) the denominator of which is the total number of HoldCo Ordinary Shares issued and outstanding immediately prior to the Reorganization Effective Time.

The board of directors of (the “HSPO Board”) has unanimously approved (i) the entry into and the execution of Business Combination Agreement, (ii) entry into and the execution of each Transaction Document, and (iii) the Transactions.

i

Consummation of the Transactions (the “Merger Closing”) is subject to the satisfaction or waiver by the respective parties of a number of conditions, including, among other things: (i) the effectiveness of the Proxy/Registration Statement and Form 8-A, (ii) all relevant regulatory approvals necessary to consummate the Transactions having been obtained, (iii) the Business Combination Agreement and the Transactions having been approved by the shareholders of HSPO, (iv) the Business Combination Agreement and the Transactions having been approved by the shareholders of HoldCo, (v) no order, injunction, judgment, decree, ruling, writ, assessment or arbitration award having been enacted or promulgated enjoining or prohibiting the consummation of the Transactions; (vi) PubCo’s application as a foreign private issuer, PubCo’s listing application of PubCo Ordinary Shares to be issued in connection with the Business Combination having been approved by Nasdaq, subject only to official notice of issuance thereof, and (vii) fully execution and delivery of the relevant documents related to the Business Combination Agreement and the Transactions.

For details on the transactions involved in the Transactions, see “Questions and Answers about the Proposal — What is expected to happen in the Transactions?”

PubCo will apply for listing, to be effective upon the Merger Closing, of PubCo Ordinary Shares on the Nasdaq Capital Market under the symbols “SQEI.”

Shareholders of HSPO (“HSPO Shareholders”) are being asked to consider a vote upon the Proposals (as defined below) as described in this proxy statement/prospectus. As a result of, and upon consummation of the Transactions, HSPO will merge with and into Merger Sub, with HSPO continuing as the surviving company, and PubCo shall become a new public company owned by the non-redeeming prior holders of HSPO ordinary shares (“HSPO Ordinary Shares”), the prior holders of HSPO’s warrants who exercise such warrants, the prior holders of HSPO’s rights, and certain third-party investors of financing, if any, in connection with the Transactions.

In connection with the execution of the Business Combination Agreement, Horizon Space Acquisition I Sponsor Corp., a Cayman Islands exempted company limited by shares and the sponsor of HSPO (the “Sponsor”), which holds [•]% of the issued and outstanding HSPO Ordinary Shares as of [•], 2024, the record date of the Extraordinary General Meeting, calculated on an as-converted basis, entered into a sponsor support agreement (the “Sponsor Support Agreement”) with HSPO and PubCo, pursuant to which the Sponsor has agreed to vote all the subject shares as provided in the Sponsor Support Agreement (such shares, the “Sponsor Subject Shares”) in favor of any matter reasonably necessary to the consummation of the Transactions. The Sponsor has further agreed that, except as set forth in the Sponsor Support Agreement, the Sponsor will not transfer the Sponsor Subject Shares from the date of the Sponsor Support Agreement until the earlier of the date of termination of the Business Combination Agreement or the date on which the Merger Closing actually occurs (the “Merger Closing Date”). The Sponsor has also agreed on other matters to provide support for the Transactions. See “The Business Combination Agreement and Other Transaction Documents — Related Agreements and Documents” for further information.

ii

On the Merger Closing Date, assuming: (i) no additional Transaction Financing (as defined in the accompanying proxy statement/prospectus) has been obtained in connection with the Transactions, (ii) the full conversions of the rights of HSPO issued and outstanding upon the consummation of the Transactions, and (iii)  no additional HSPO Ordinary Shares or PubCo Ordinary Shares are issued prior to or upon Merger Closing, the holders of HoldCo Ordinary Shares as of immediately prior to the Reorganization Effective Time (the “Squirrel HoldCo Shareholders”) are expected to collectively hold between approximately 70.1% and 83.8% of the issued and outstanding PubCo Ordinary Shares and the voting power in PubCo immediately following the Merger Closing, depending on the levels of redemptions from the trust account of HSPO (the “Trust Account”). These percentages assume, at the low end of the range, a “minimum redemptions” scenario, whereby no additional redemptions from the Trust Account occur prior to the Merger Closing, and, at the high end of the range, a “maximum redemptions” scenario, whereby a maximum number of HSPO Public Shares (as defined in the accompanying proxy statement/prospectus) issued and outstanding as of the Merger Closing are redeemed to satisfy the net tangible assets condition upon the consummation of the Transactions being no less than approximately $5 million. Subject to the same assumptions set forth in the first sentence of this paragraph, HSPO’s public shareholders are expected to hold between 21.7% and 6.4% of the issued and outstanding PubCo Ordinary Shares and voting power in PubCo, respectively. These percentages assume, at the high end of the range, a “minimum redemptions” scenario, and, at the low end of that range, a “maximum redemptions” scenario. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information regarding these scenarios.

This proxy statement/prospectus provides you with detailed information about the Transactions and other matters to be considered at the special meeting. We urge you to read the accompanying proxy statement/prospectus including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. In particular, when you consider the recommendation regarding these proposals by the HSPO  Board, you should keep in mind that HSPO’s Sponsor, directors and officers have interests in the Transactions that are different from or in addition to, or may conflict with, your interests as a HSPO Shareholder. For instance, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete a business combination that is less favorable to HSPO Shareholders in rather than liquidating HSPO. In addition, you should carefully consider the matters discussed under “Risk Factors” beginning on page 45 of this proxy statement/prospectus. See also the section entitled “The Business Combination Proposal — Interests of HSPO’s Sponsor, Directors and Officers and Others in the  Transactions” for additional information.  No compensation of any kind, including finder’s and consulting fees, have been or will be paid by HSPO to the Sponsor, HSPO’s officers or directors, any of HSPO’s or their respective affiliates, or promotors, for services rendered prior to or in connection with the completion of the Transactions, other than as disclosed under “Summary of the Proxy Statement/Prospectus — Interests of HSPO’s Sponsor, Directors and Officers and Others in the  Transactions” and elsewhere in this proxy statement/prospectus.

Pursuant to HSPO’s amended and restated memorandum and articles of association (the “HSPO Charter”), in connection with the completion of the Transactions, HSPO Public Shareholders may elect to have their HSPO Public Shares redeemed for cash at the applicable redemption price per share calculated in accordance with the HSPO Charter. HSPO Public Shareholders may seek to have their shares redeemed for cash, regardless of whether they vote or, if they do vote, irrespective of whether they vote for or against the Business Combination Proposal or the Merger Proposal. If a HSPO Public Shareholder exercises its redemption rights, then such holder shall be exchanging its HSPO Public Shares for cash. Such a HSPO Public Shareholder shall be entitled to receive cash for its HSPO Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to HSPO’s transfer agent, Continental Stock Transfer & Trust Company (“Continental”), two (2) business days prior to the Extraordinary General Meeting. HSPO Public Shareholders should carefully refer to the accompanying proxy statement/prospectus for the requirements and procedures of redemption. The unaudited pro forma condensed combined financial information also reflects certain risks and uncertainties related to potential redemption of HSPO Ordinary Shares in both the “minimum redemptions” and “maximum redemptions” scenarios. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information regarding what constitutes a “maximum redemptions” scenario.

iii

Holders of the securities of PubCo are not holding equity securities of its subsidiaries that have substantive business operations in China but instead are holding equity securities of a Cayman Islands holding company. PubCo is a Cayman Islands holding company that conducts substantially all  of its operations in China through its PRC subsidiaries, in particular, Shenzhen Squirrel Enlivened Media Group Co., Ltd. (“Shenzhen Squirrel”). The securities registered herein are securities of PubCo, not those of its operating companies. Investments in PubCo’s Ordinary Shares are not purchases of equity securities of these operating subsidiaries in Mainland China but instead are purchases of equity securities of a Cayman Islands holding company with no material operations of its own. Investors may never directly own securities in Shenzhen Squirrel or any of its Chinese operating subsidiaries. In addition, as PubCo may receive investments from outside of China after the Transactions, it may be subject to certain legal and operational risks associated restrictions on foreign investments in Chinese companies and the Chinese regulatory authorities could disallow its corporate structure, which would likely result in a material change in PubCo’s operations and/or a material change in the value of the securities PubCo is registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. For more details, see “Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance and business operations.” References throughout this document to “PubCo” refer to Squirrel Enlivened International Co., Ltd, and the Group Companies and its subsidiaries are referred to alternatively as “Squirrel.” Introductory paragraphs under the different sections of this document explain how these definitions are used within such sections.

Because substantially all of the operations of PubCo are conducted in Mainland China through its subsidiary Shenzhen Squirrel and its subsidiaries, PubCo’s business is subject to PRC laws and regulations and supervision and potential intervention by the Chinese government, which could result in a material change in PubCo’s operations and/or the value of PubCo Ordinary Shares and PubCo Warrants after the Transactions. Squirrel has received from PRC authorities all requisite licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC. Such licenses, permissions and approvals primarily include the business licenses of Squirrel’s PRC subsidiaries. No licenses, permissions or approvals have been denied or expired. As confirmed by our PRC counsel, Commerce & Finance Law Offices (“Commerce & Finance”), Squirrel is not required to obtain additional permissions or approvals to operate its current business.

Recent regulatory development in China may exert more oversight and control over listing and offerings that are conducted overseas such as the Transactions. The approval and/or other requirements of PRC governmental authorities may be required in connection with the Transactions or PubCo’s future issuance of securities on Nasdaq under PRC laws, regulations or policies. Squirrel has conducted a substantial portion of its business in China. As such, Shenzhen Squirrel and its subsidiaries are subject to PRC laws relating to, among others, restrictions over foreign investments and data security. The Chinese government has recently sought to exert more control and impose more restrictions on China-based companies raising capital offshore and such efforts may continue or intensify in the future. For instance, the PRC governments initiated various regulatory actions and made various public statements, some of which are published with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. The Chinese government has also imposed more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like Squirrel, which could result in a material adverse change in Squirrel’s operations, significantly limit or completely hinder PubCo’s ability to offer or continue to offer securities on Nasdaq, and cause the value of PubCo’s securities to significantly decline or be worthless. In particular, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and the supporting guidance documents (collectively, the “Trial Measures”), which came into effect on March 31, 2023. According to the Trial Measures, any overseas offering and listing made by an issuer will be deemed to be indirect if it meets both the following conditions: (1) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in China. The Trial Measures require (1) the filing of the overseas offering and listing plan by the PRC domestic companies with the CSRC under certain conditions, and (2) the filing of their underwriters with the CSRC under certain conditions and the submission of an annual report to the CSRC within the required timeline. Since PubCo’s PRC subsidiaries accounted for more than 50% of its consolidated revenues, profit, total assets or net assets as of and for the fiscal years ended September 30, 2023 and 2022 and the six months ended March 31, 2024, and the key components of its operations are carried out in the PRC, the Transactions will be considered an indirect offering and PubCo will be subject to the filing requirements for the Transactions under the Trial Measures. According to the Trial Measures, initial public offerings or listings in overseas markets are required to be filed with the CSRC within 3 working days after the relevant application is submitted overseas. Guidance for Application of Regulatory Rules — Overseas Offering and Listing No.1, promulgated by CSRC together with the Trial Measures, provides that if a domestic enterprise completes an overseas offering through an overseas special purposes acquisition company, it shall submit the filing materials within three business days after such overseas special purposes acquisition company publicly announces such acquisition transaction. Except for such CSRC approval, as confirmed by our PRC counsel, Commerce & Finance, Squirrel is not required to obtain permission from the CAC or any other Chinese authorities to issue its securities to foreign investors based on PRC laws and regulations currently in effect. As of the date of the proxy statement/prospectus, we have submitted our application to the CSRC for this offering in connection with the Transactions. The application is currently under review by the CSRC, and we have not yet received their approval.  PubCo cannot assure you that the approval or permission or other filings will not be required under PRC laws, regulations or policies, nor can PubCo predict whether or how long it will take to obtain such approval, permission or other filings in connection with the Transactions or future issuance of securities on Nasdaq. Any failure to obtain or delay in obtaining the requisite governmental approval, permission or other filings for the Transactions or future issuance of securities on Nasdaq or a rescission of such approval, permission or other filings, would subject Squirrel to sanctions imposed by the relevant PRC regulatory authority. In addition, laws, rules and regulations in China can change quickly with very short notice and PubCo cannot predict future developments in the PRC legal system. After the completion of the Transactions, PubCo may need to procure additional permits, authorizations and approvals for its operations, which it may not be able to obtain. PubCo’s inability to obtain such permits or authorizations may materially adversely affect it business, financial condition and results of operations. As a result, PubCo’s securities could significantly decline in value or even become worthless. The legal and operational risks associated with having the substantially all  of PubCo’s operations in China could result in a material change in its operations and/or the value of the PubCo securities being offered hereby or could significantly limit or completely hinder PubCo’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.  If we (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws or regulations change and we are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions, or an order to suspend their relevant services, which may materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.  For details, see the section entitled “Risk Factors — Risks Related to Doing Business in China.”

iv

PubCo Ordinary Shares may be prohibited to trade on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCA Act”) and the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”) if the PCAOB is unable to inspect our auditors for two consecutive years. Under the HFCA Act, which became law on December 18, 2020, if the public companies that have retained a registered public accounting firm to issue an audit report that (i) is located in a foreign jurisdiction, and (ii) the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction for three consecutive years, will be prohibited from trading on a national securities exchange or in the over-the-counter market by the SEC. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC (the “MOF”) governing inspections and investigations of audit firms based in mainland China and Hong Kong (the “Statement of Protocol”). Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. PubCo’s registered public accounting firm, HTL International, LLC (“HTL”), is headquartered in Houston, Texas. HTL is subject to PCAOB inspections on a regular basis. HTL is not headquartered in mainland China or Hong Kong and was not identified in the Determination Report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulatory agencies that does not permit HTL to provide audit workpapers to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities on a national exchange or “over-the-counter” markets may be prohibited under the HFCA Act. See “Risk Factors — Risks Related to Doing Business in  China — The Holding Foreign Companies Accountable Act (“HFCAA”), together with recent joint statement by the SEC and PCAOB, and Nasdaq rule changes all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to our ability to be listed on U.S. stock exchanges.”

HoldCo, PubCo and its PRC subsidiaries are also subject to certain provisions of existing laws and regulations concerning intercompany fund transfers and foreign exchange supervision and could be subject to additional restrictions under new PRC laws and regulations that may come into effect in the future. For example, PubCo’s PRC subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations; each of the PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital; the PRC subsidiaries are required to comply with certain procedural requirements related to foreign exchange supervision in order to make dividend payments in foreign currencies; a withholding tax, at the rate of 10% or lower, is payable by the PRC subsidiaries upon dividend remittance; and approval from or registration with competent PRC government authorities is required where Renminbi is to be converted into foreign currency and remitted out of Mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. Any determination to pay dividends in the future post-Transactions will be at the discretion of PubCo’s board of directors. In particular, cash will be transferred among PubCo, its offshore subsidiaries and its PRC subsidiaries, in the following manner: (i) funds are transferred to its PRC subsidiaries from PubCo as needed through PubCo’s subsidiaries outside China in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by its PRC subsidiaries to PubCo through its subsidiaries outside China. PubCo’s PRC subsidiaries generate and retain cash generated from operating activities and re-invest in their business. PubCo’s PRC subsidiaries will pay dividends to their offshore shareholder to meet the capital needs of PubCo’s business operations out of the PRC. PubCo’s ability to pay dividends, if any, to its shareholders and warrant holders and to service any debt it may incur will depend upon dividends paid by its subsidiaries. None of PubCo’s PRC subsidiaries has made distribution to  any shareholders. PubCo’s cash proceeds raised from overseas financing activities may be transferred by PubCo through its subsidiaries outside China to its PRC subsidiaries via capital contribution and shareholder loans, as the case may be. In the fiscal years ended September 30, 2022 and 2023 and the six months ended March 31, 2024, neither HoldCo nor PubCo transferred  any cash proceeds to any of  their PRC subsidiaries. In summary, there was not any cash flow or transfer of other assets by type between HoldCo or PubCo and any of their subsidiaries, regardless of whether the subsidiaries are inside or outside of the PRC. For details about the applicable PRC regulations and rules relating to such cash transfers through Squirrel and the associated risks, see “Risk Factors — Risks Related to Doing Business in China—PRC regulation on loans to, and direct investment in, our PRC subsidiaries by offshore holding companies and governmental supervision of currency conversion may delay us from using the proceeds of the Transactions to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Selected Historical Financial Data of Squirrel.”PubCo’s finance department supervises cash management, following the instructions of PubCo’s management. PubCo’s finance department is responsible for establishing cash operation plan and coordinating cash management matters among PubCo’s subsidiaries and departments. Each subsidiary and department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submits it to PubCo’s finance department. The finance department reviews the cash demand plan and prepares a summary for PubCo’s management. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs. Other than the above, PubCo currently does not have other cash management policies or procedures that dictate how funds are transferred. To the extent cash or assets in PubCo’s business are in the PRC/Hong Kong or PubCo’s PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of PubCo’s subsidiaries by the PRC government to transfer cash or assets. See “Risk Factors—Risks Related to Doing Business in China—To the extent cash or assets of our business, or of Shenzhen Squirrel, is in the PRC, such cash or assets may not be available to fund operations or for other use outside of the PRC, due to the imposition of restrictions and limitations by, the PRC government to the transfer of case or assets.”

v

PubCo is, and will be after the consummation of the Transactions, an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, and, as such, may elect to comply with certain reduced public company reporting requirements in future reports.

PubCo is, and will be after the consummation of the Transactions, considered a “foreign private issuer” under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, PubCo is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. PubCo is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, PubCo’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of PubCo’s securities. Accordingly, after the Transactions, if you continue to hold PubCo’s securities, you may receive less or different information about PubCo than you currently receive about HSPO or that you would receive about a U.S. domestic public company.

In addition, as a “foreign private issuer,” PubCo is permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. PubCo currently intends to follow some, but not all, of the corporate governance requirements of Nasdaq. With respect to the corporate governance requirements of PubCo that it does follow, PubCo cannot give assurances that it will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow PubCo to follow its home country practice. Unlike the requirements of Nasdaq, PubCo is not required, under the corporate governance practice and requirements in the Cayman Islands, to have its board consist of a majority of independent directors, nor is PubCo required to have a compensation committee, a nominating or a corporate governance committee consisting entirely of independent directors, or to have regularly scheduled executive sessions with only independent directors each year. Such Cayman Islands home country practices may afford less protection to holders of PubCo Ordinary Shares. For additional information regarding the home country practices PubCo intends to follow in lieu of Nasdaq requirements, see “Management of PubCo Following the Transactions — Foreign Private Issuer Status.”

PubCo would lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of PubCo’s outstanding voting securities becomes directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of PubCo’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of PubCo’s assets are located in the United States; or (iii) PubCo’s business is administered principally in the United States. If PubCo loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, PubCo would likely incur substantial costs in fulfilling these additional regulatory requirements and members of PubCo’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled. PubCo also expects that if it were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for PubCo to obtain director and officer liability insurance, and it may be requireed to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for PubCo to attract and retain qualified members of its board of directors.

Upon the closing of the Transactions, Squirrel Enlivened Holdings Co., Ltd (“Squirrel Holdings BVI”) will, assuming a no redemption scenario, control approximately 63.4% of the aggregate voting power of PubCo’s issued and outstanding share capital (or 75.9% assuming a maximum redemption scenario), without taking into account of potential source of dilution. As a result, PubCo will be a “controlled company” within the meaning of applicable Nasdaq listing rules.   Upon closing of the Transactions, PubCo expects to exempt from the requirements that a majority of the board of directors consists of independent directors. See “Management of PubCo Following the Transactions — Controlled Company Status” for further information.

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The Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus shall be presented at the Extraordinary General Meeting of HSPO Shareholders scheduled to be held on [     ], 2024.

This proxy statement/prospectus provides you with detailed information about the Transactions and other matters to be considered at the Extraordinary General Meeting of HSPO Shareholders. We encourage you to carefully read this entire document. You should, in particular, carefully consider the risk factors described in “Risk Factors” beginning on page  [52] of this proxy statement/prospectus.

Each of the Special Committee of HSPO and HSPO Board has unanimously approved and adopted the Business Combination Agreement and the HSPO Board unanimously recommends that the HSPO Shareholders vote FOR all of the proposals presented to the shareholders. In determining whether or not to proceed with the Transactions, the HSPO Board considered various factors, and the Special Committee has obtained a fairness opinion from Revere Securities, LLC dated September 12, 2024 which has been shared with HSPO Board. When you consider the HSPO Board’s recommendation of these proposals, you should keep in mind that certain of HSPO’s directors and officers have interests in the Transactions. See “Proposal No. 1 — The Business Combination Proposal — Interests of HSPO’s Sponsor, Directors and Officers and Others in the Transactions .”

This proxy statement/prospectus is dated [         ], 2024 and is first being mailed to HSPO Shareholders on or about [         ], 2024.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE TRANSACTIONS PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

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ADDITIONAL INFORMATION

You may request copies of this proxy statement/prospectus and any other publicly available information concerning HSPO, without charge, by written request to [•], our proxy solicitor, at [•], or banks and brokers can call collect at [•], or email at [•], or from the SEC through the SEC website at http://www.sec.gov.

In order for holders of HSPO Ordinary Shares to receive timely delivery of the documents in advance of the Extraordinary General Meeting of HSPO Shareholders to be held on [•] you must request the information no later than five business days prior to the date of the Extraordinary General Meeting, by [•].

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Horizon Space Acquisition I Corp.

1412 Broadway, 21st Floor

New York, NY, 10018

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO BE HELD ON [        ], 2024

Dear Horizon Space Acquisition I Corp. Shareholders:

On behalf of the board of directors of Horizon Space Acquisition I Corp., a Cayman Islands exempted company (“HSPO,” “we,” “our” or “us”), we are pleased to enclose the proxy statement/prospectus relating to the proposed business combination pursuant to the Agreement and Plan of Merger (as the same may be amended, restated or supplemented, the “Business Combination Agreement”) with Squirrel Enlivened Technology Co., Ltd, a Cayman Islands exempted company limited by shares (“HoldCo”), Squirrel Enlivened International Co., Ltd, a Cayman Islands exempted company limited by shares (“PubCo”) and Squirrel Enlivened Overseas Co., Ltd, a Cayman Islands exempted company limited by shares (“Merger Sub,” together with HoldCo and PubCo, the “Group Companies,” or each individually, a “Group Company”).

You are cordially invited to attend an extraordinary general meeting (the “Extraordinary General Meeting”) of HSPO, which will be held on [__], 2024, at [__] a.m., Eastern Time, at the offices of Robinson & Cole LLP located at 666 Third Avenue, 20th Floor, New York, NY 10017, and virtually via teleconference using the dial-in information: [__] (Access Code: [__]), or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned.

The Extraordinary General Meeting shall be held for the following purpose:

(1)

Proposal No. 1 — Business Combination Proposal — To consider and approve, by way of an ordinary resolution, a proposal to (a) adopt and approve the entry into and execution of the Business Combination Agreement and other Transaction Documents (as defined in the Business Combination Agreement), and (b) approve the Transactions (as defined below) (such proposal, the “Business Combination Proposal”). The Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

Pursuant to the Business Combination Agreement: (a) HoldCo will merge with and into PubCo in accordance with the Companies Act (Revised) of the Cayman Islands (the “Cayman Companies Act”), whereupon the separate existence of HoldCo will cease, and PubCo will be the surviving company (the “Reorganization”).; and (b) at least one (1) business day after the closing of the Reorganization (the “Reorganization Closing”), Merger Sub will merge with and into HSPO in accordance with the Cayman Companies Act, whereupon the separate existence of Merger Sub will cease, and HSPO will be the surviving company (the “Merger”). The Reorganization, the Merger, and each of the other transactions contemplated by the Business Combination Agreement or any of the other relevant Transaction Documents (as defined in the Business Combination Agreement) are collectively referred to as “Transactions.”

(2)

Proposal No. 2 — Merger Proposal — To consider and approve, by way of a special resolution, a proposal and authorize the Plan of Merger and to authorize the Merger of Merger Sub with and into HSPO in accordance with the Plan of Merger with HSPO being the surviving company following the Merger (such proposal, the “Merger Proposal”). The Plan of Merger is attached to this proxy statement/prospectus as Annex B.

(3)

Proposal No. 3 – Amended M&A Proposal – To consider and approve, by way of a special resolution, a proposal to approve, with effect from the effective time of the Merger, the amended and restated memorandum and articles of association of HSPO currently in effect (the “HSPO Charter”) be amended and restated by the deletion in their entirety and the substitution in their place of the proposed amended and restated memorandum and articles of association of HSPO (the “Amended M&A”) (such proposal, the “Amended M&A Proposal”). The Amended M&A is attached to this proxy statement/prospectus as Annex C.

(4)

Proposal No. 4 —Authorized Share Capital Amendment Proposal — To consider and approve, by way of an ordinary resolution, a proposal to approve, with effect from the Merger Effective Time, the reclassification and re-designation of (a) 490,000,000 issued and unissued HSPO Ordinary Shares of a par value of $0.0001 each to [490,000,000] issued and unissued ordinary shares of a par value of $[0.0001] each; and (b) 10,000,000 authorized but unissued preference shares of a par value of $0.0001 each to 10,000,000 authorized but unissued ordinary shares of a par value of $0.0001 each (the “Re-designation”) so that following such Re-designation, the authorized share capital of HSPO shall be $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each (such proposal, the “Authorized Share Capital Amendment Proposal”).

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(5)

Proposal No. 5 — Change of Director Proposal — To consider and approve, by way of an ordinary resolution, a proposal to appoint Angxiong Zhao as the sole director of HSPO being the surviving company following the Merger. (such proposal, the “Change of Director Proposal”).

(6)

Proposal No. 6 – Name Change Proposal — To consider and approve, by way of a special resolution, a proposal to the change of name of HSPO from “Horizon Space Acquisition I Corp.” to “Squirrel Enlivened Global Co., Ltd” (such proposal, the “Name Change Proposal”).

(7)

Proposal No. 7 — Adjournment Proposal — To approve by, way of an ordinary resolution, to adjourn the Extraordinary General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Extraordinary General Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals at the Extraordinary General Meeting (such proposal, the “Adjournment Proposal”).

The Business Combination Proposal, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal, the Name Change Proposal and the Adjournment Proposal, are referred to as the “Proposals” collectively, and each a “Proposal.”

Under the Business Combination Agreement, the approval of the Business Combination Proposal and the Merger Proposal by the requisite vote of HSPO Shareholders is a condition to the consummation of the Transactions. Each of the Proposals (except the Adjournment Proposal) is cross-conditioned on the approval of each other. If any one of these Proposals is not approved by the HSPO Shareholders, the Transactions shall not be consummated. The Adjournment Proposal is not conditioned upon the approval of any other Proposal set forth in this proxy statement/prospectus.

The Adjournment Proposal, if adopted, shall allow the Chairman of the Extraordinary General Meeting to adjourn the Extraordinary General Meeting to a later date or dates, if necessary. In no event shall HSPO solicit proxies to adjourn the Extraordinary General Meeting or consummate the Transactions and related transactions beyond the date by which it may properly do so under the HSPO Charter and the Cayman Companies Act. The purpose of the Adjournment Proposal is to provide more time to meet the requirements that are necessary to consummate the Transactions and related transactions. The Adjournment Proposal is not conditioned upon the approval of the all the other Proposals set forth in the accompanying proxy statement/prospectus.

Each of these Proposals is more fully described in the accompanying proxy statement/prospectus, which each HSPO Shareholder is encouraged to read carefully and in its entirety.

As further described in the accompanying proxy statement/prospectus, subject to the terms and conditions of the Business Combination Agreement, the following transactions will occur:

(1)

HoldCo will merge with and into PubCo in accordance with Cayman Companies Act, whereupon the separate existence of HoldCo will cease, and PubCo will be the surviving company. Each ordinary share of HoldCo, par value $0.0001 per share (the “HoldCo Ordinary Shares”) issued and outstanding immediately prior to the Reorganization Effective Time, subject to certain exceptions, shall be cancelled and automatically converted into the right to receive, without interest, such number of the newly issued shares of the ordinary shares of PubCo, par value $0.0001 per share (the “PubCo Ordinary Shares”) that is equal to a ratio, being equal to a fraction: (A) the numerator of which is $200,000,000 divided by $10.00 per share, and (B) the denominator of which is the total number of HoldCo Ordinary Shares issued and outstanding immediately prior to the Reorganization Effective Time, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Cayman Companies Act and other applicable laws.

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(2)

at least one (1) business day after Reorganization Closing, Merger Sub will merge with and into HSPO in accordance with the Cayman Companies Act, whereupon the separate existence of Merger Sub will cease, and HSPO will be the surviving company. All of the issued and outstanding securities of HSPO immediately prior to the filing of the plan of merger with respect to the Merger (the “Plan of Merger”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Merger (the “Merger Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of PubCo, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Cayman Companies Act and other applicable laws.

In connection with the Transactions, certain related agreements will be entered into prior to the Merger Closing, including Sponsor Support Agreement, Shareholder Support Agreement, Lock-up Agreement, Registration Rights Agreement, Warrant Assumption Agreement and transaction documents in connection with the Transaction Financing, if any (each as defined in the accompanying proxy statement/prospectus). See “The Business Combination Agreement and Other Transaction Documents — Related Agreements and Documents” in the accompanying proxy statement/prospectus for more information.

Pursuant to the HSPO Charter, a holder (a “HSPO Public Shareholder”) of HSPO Ordinary Shares sold in HSPO’s initial public offering (the “HSPO IPO”) consummated on December 27, 2022 (including the full exercise of over-allotment option) (such shares, “HSPO Public Shares”) may request that HSPO redeem all or a portion of such HSPO Public Shares for cash in connection with the completion of the Transactions. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental Stock Transfer & Trust Company, LLC in order to validly redeem its shares. HSPO Public Shareholders may elect to redeem their HSPO Public Shares no matter if they vote “for” or “against,” or abstain from voting on the Business Combination Proposal or the Merger Proposal. If the Transactions are not consummated, the public shares will be returned to the respective holder, broker or bank. If the Transactions are consummated, and if a HSPO Public Shareholder properly exercises its right to redeem all or a portion of the HSPO Public Shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental Stock Transfer & Trust Company, LLC, HSPO will redeem such HSPO Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the amount on deposit in the trust account as of two business days prior to the consummation of the Transactions, including interest earned on the funds held in the trust account and not previously released to HSPO to pay its taxes (less up to $100,000 of interest to pay dissolution expenses). For illustrative purposes, as of [__], the Record Date of the Extraordinary General Meeting, the redemption price was approximately $[__] per share less any owed but unpaid taxes on the funds in the trust account. If a HSPO Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. See “Extraordinary General Meeting of HSPO Shareholders — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your HSPO Public Shares for cash.

Notwithstanding the foregoing, a HSPO Public Shareholder, together with any affiliate of such HSPO Public Shareholder or any other person with whom such HSPO Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a HSPO Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of HSPO Public Shares, then any such shares in excess of that 15% limit would not be redeemed.

Horizon Space Acquisition I Sponsor Corp., a Cayman Islands exempted company limited by shares and the sponsor of HSPO (the “Sponsor”), HSPO’s officers and directors (together with the Sponsor, the “HSPO Insiders”) have agreed to, among other things, vote all of their HSPO Ordinary Shares, as applicable in favor of the proposals being presented at the Extraordinary General Meeting and waive their redemption rights with respect to the HSPO Ordinary Shares in connection with the consummation of the Transactions. As of the date of this proxy statement/prospectus, the HSPO Insiders own approximately 26.95% of the issued and outstanding HSPO Ordinary Shares.

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The Business Combination Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. See “The Business Combination Agreement and Other Transaction Documents — Conditions to Merger Closing.” There can be no assurance that the parties to the Business Combination Agreement would waive any such closing condition.

HSPO is providing the accompanying proxy statement/prospectus and accompanying proxy card to HSPO Shareholders in connection with the solicitation of proxies to be voted at the Extraordinary General Meeting and at any adjournments of the Extraordinary General Meeting. Information about the Extraordinary General Meeting, the Transactions and other related business to be considered by HSPO Shareholders at the Extraordinary General Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the Extraordinary General Meeting, all of HSPO Shareholders should read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page  [52] of the accompanying proxy statement/prospectus.

After careful consideration, upon the recommendations and approval of the Special Committee of HSPO, HSPO’s board of directors has unanimously approved the Transactions and determined that each of the Proposals are advisable and fair to and in the best interest of HSPO and its unaffiliated HSPO Public Shareholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Amended M&A Proposal, “FOR” the Authorized Share Capital Amendment Proposal, “FOR” the Change of Director Proposal, “FOR” the Name Change Proposal and “FOR” the Adjournment Proposal, if presented. When you consider the board of directors’ recommendation of these proposals, you should keep in mind that HSPO’s directors and officers have interests in the Transactions that may conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of HSPO’s Sponsor, Directors and Officers and Others in the Transactions” in the accompanying proxy statement/prospectus for a further discussion of these considerations.

The approval of each of the Business Combination Proposal, Authorized Share Capital Amendment Proposal and the Change of Director Proposal requires the affirmative vote of at least a simple majority of the votes cast by the holders of the issued and outstanding HSPO Ordinary Shares, voting as a single class, who are present in person (including virtual presence) or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting. The approval of each of the Merger Proposal, the Amended M&A Proposal and the Name Change Proposal requires the affirmative vote of at least two-thirds of the votes cast by the holders of the issued and outstanding HSPO Ordinary Shares, voting as a single class, who are present in person (including virtual presence) or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting. Each of the Proposals (except the Adjournment Proposal) is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus. The approval of the Adjournment Proposal if presented will require the consent of the meeting, which means a simple majority of the votes which are cast by those shareholders of HSPO who are present, in person or by proxy, and vote thereupon at the Extraordinary General Meeting.

If the Business Combination Proposal is not approved, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal, or the Name Change Proposal will not be presented to HSPO Shareholders for a vote.

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the Extraordinary General Meeting, please sign, date, vote and return the enclosed proxy card as soon as possible in the envelope provided to make sure that your shares are represented at the Extraordinary General Meeting. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker or bank to ensure that votes related to the shares you beneficially own are properly counted. The Transactions will be consummated only if Business Combination Proposal, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal, the Name Change Proposal are approved at the Extraordinary General Meeting. Each of Proposals (except the Adjournment Proposal) is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

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If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Extraordinary General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Extraordinary General Meeting in person or virtually, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting. If you are a shareholder of record and you attend the Extraordinary General Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR HSPO ORDINARY SHARES BE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO OUR TRANSFER AGENT AT LEAST TWO BUSINESS DAYS BEFORE THE SCHEDULED DATE OF THE EXTRAORDINARY GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE TRANSACTIONS ARE NOT COMPLETED, THEN THESE SHARES SHALL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER, BANK OR OTHER NOMINEE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING OF HSPO SHAREHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

On behalf of HSPO’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Transactions.

Sincerely,

Mingyu (Michael) Li Chairman of the Board of Directors

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated [__], 2024, and is first being mailed to shareholders on or about [__], 2024.

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by PubCo, constitutes a prospectus of the PubCo under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”) with respect to the PubCo Ordinary Shares to be issued to HSPO Shareholders and the PubCo Ordinary Shares to be issued to certain Squirrel HoldCo Shareholders, if the Transactions described herein is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Extraordinary General Meeting of HSPO Shareholders at which HSPO Shareholders shall be asked to consider and vote upon proposals to approve the Business Combination Proposal, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal, and the Name Change Proposal (each as defined herein) and to adjourn the meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to adopt the Business Combination Proposal. the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal, or the Name Change Proposal.

References to “U.S. Dollars,” “US$” and “$” in this proxy statement/prospectus are to United States dollars, the legal currency of the United States. Certain monetary amounts, percentages and other figures included in this proxy statement/prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. In particular, in certain cases, percentage changes are based on a comparison of the actual values recorded in the relevant financial statements and not rounded values shown in this proxy statement/prospectus.

INDUSTRY AND MARKET DATA

The industry and market position information that appears in this proxy statement/prospectus is from independent market research carried out by LeadLeo Information and Technology Nanjing Co., Ltd., which was commissioned by Squirrel. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates.

Such information is supplemented where necessary with Squirrel’s own internal estimates and information obtained taking into account publicly available information about other industry participants and Squirrel’s management’s judgment where information is not publicly available. This information appears in “Summary of the Proxy Statement/Prospectus,” “Squirrel’s Market Opportunities,” “Squirrel’s Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Squirrel” and other sections of this proxy statement/prospectus.

Industry reports, publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. In some cases, we do not expressly refer to the sources from which this data is derived. While we have compiled, extracted, and reproduced industry data from these sources, we have not independently verified the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors,” “Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Squirrel.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

1

Certain monetary amounts, percentages and other figures included in this proxy statement/prospectus have been subject to rounding adjustments. Certain other amounts that appear in this proxy statement/prospectus may not sum due to rounding.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the term “Shenzhen Squirrel” refers to Shenzhen Squirrel Enlivened Media Group Co., Ltd. (深圳市松鼠跃动传媒集团有限公司), a company established in the PRC with limited liability, the term “HSPO” refers to Horizon Space Acquisition I Corp., a Cayman Islands exempted company, and “PubCo” refers to Squirrel Enlivened International Co., Ltd, a newly incorporated exempted company with limited liability incorporated under the laws of the Cayman Islands.

In addition, in this document:

“Adjournment Proposal” means the proposal to adjourn the Extraordinary General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies.

“Amended PubCo M&A” means that certain amended and restated memorandum and articles of association of PubCo to be in effect following the Transactions.

“Business Combination Agreement” means the business combination agreement dated September 16, 2024 (as the same may be amended, restated or supplemented) by and among HoldCo, HSPO, PubCo and Merger Sub.

“Business Combination Proposal” means the proposal to (a) adopt and approve the entry into and execution of the Business Combination Agreement and other Transaction Documents, and (b) approve the Transactions.

“Cayman Companies Act” means Companies Act (Revised) of the Cayman Islands.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

2

“Continental” means Continental Stock Transfer & Trust Company, LLC.

“Conversion Units” means the private units of HSPO, consisting of one HSPO Ordinary Share, one HSPO Warrant, and one HSPO Right, upon the conversion of the Extension Notes and/or the Sponsor, in whole or in part, at the discretion of such holders, upon the consummation of HSPO’s initial business combination.

“Deferred Underwriting Fee” means an aggregate of $2,415,000 payable to the underwriters of HSPO IPO upon the consummation of the Transactions pursuant to an underwriting agreement dated as of December 21, 2022, by and between HSPO and Network 1 in connection with the HSPO IPO.

“DTC” means The Depository Trust Company.

“Extension” means the extensions of HSPO’s timeline to complete a business combination pursuant to the HSPO Charter.

“Extraordinary General Meeting” means the extraordinary general meeting of HSPO Shareholders in connection with the Transactions.

“Extension Notes” means the Sponsor Extension Note and the Squirrel Extension Notes, collectively.

“Extension Payments” means the funds deposited into the Trust Account in connection with HSPO’s Extension pursuant to the HSPO Charter.

“Existing Warrant Agreement” means the Warrant Agreement, dated as of December 21, 2022, by and between HSPO and the Warrant Agent in connection with the HSPO Warrants.

“Fairness Opinion” means the fairness opinion rendered by Revere Securities LLC, dated as of September 12, 2024,, in connection with the Transactions.

“Founder Shares” means an aggregate of 1,725,000 HSPO Ordinary Shares issued by HSPO to the Sponsor, and officers and directors prior to the completion of the HSPO IPO.

“Group Companies” means HoldCo, PubCo and Merger Sub, collectively.

“HoldCo” means Squirrel Enlivened Technology Co., Ltd, a Cayman Islands exempted company limited by shares.

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“HSPO Board” means the board of directors of HSPO.

“HSPO Charter” means the currently effective amended and restated memorandum and articles of association of HSPO.

“HSPO Initial Shareholders” means the HSPO Insiders and Network 1 with respect to the holding of Representative Shares, and/or its designees.

“HSPO Insiders” means the Sponsor and the officers and directors of HSPO.

“HSPO Ordinary Shares” means HSPO ordinary shares, par value $0.0001 per share of HSPO.

“HSPO Public Shares” means the HSPO Ordinary Shares issued and outstanding that were initially sold in the HSPO IPO.

“HSPO Public Shareholders” means the holders of HSPO Public Shares.

“HSPO Rights” means the rights included in the units issued in the HSPO IPO, each entitling its holder to receive one-tenth (1/10) of one HSPO Ordinary Share at the closing of a business combination.

“HSPO Shareholders” means the shareholders of HSPO Ordinary Shares.

“HSPO Units” means the units sold in the HSPO IPO, each consisting of one HSPO Ordinary Share, one HSPO Warrant to receive one HSPO Ordinary Share, and one HSPO Right to receive one-tenth of one HSPO Ordinary Share.

“HSPO Warrant” means redeemable warrants included in the units issued in the HSPO IPO, each whole warrant entitling its holder to purchase one (1) HSPO Ordinary Share at a purchase price of $11.50 per share, subject to certain adjustments.

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“IRS” means the U.S. Internal Revenue Service.

“JOBS Act” means the Jumpstart our Business Startups Act of 2012.

“Lock-Up Period” means, pursuant to the Shareholder Lock-up Agreement, with respect to 50% of the Lock-up Shares, the period commencing on Merger Closing Date and ending on the date that is the earlier to occur of (A) six months after the Merger Closing Date, or (B) the date on which the closing price of each PubCo Ordinary Share equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Merger Closing Date, and with respect to the remaining 50% of the Lock-up Shares the period commencing on the Merger Closing Date and ending on the date that is six months after the Merger Closing Date.

“Lock-up Shares” means, with respect to Squirrel Holdings BVI, PubCo Ordinary Share that Squirrel Holdings BVI holds immediately after the Merger Closing, and with respect to the Sponsor, PubCo Ordinary Share issuable to the Sponsor and/or its assignees in exchange of the Founder Shares the Sponsor holds upon the Merger Closing.

“Merger Closing” means the consummation of the Transactions.

“Merger” means the merger of Merger Sub with and into HSPO, with HSPO continuing as the surviving company pursuant to the Business Combination Agreement.

“Merger Closing Date” means the date on which the Merger Closing actually occurs.

“Merger Effective Time” means the time of filing of the Plan of Merger to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Merger.

“Merger Sub” means Squirrel Enlivened Overseas Co., Ltd, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of PubCo.

“Nasdaq” means The Nasdaq Stock Market.

“Network 1” means Network 1 Financial Securities, Inc., the representative of the underwriters of the HSPO IPO.

“Proposals” means, collectively, the Business Combination Proposal, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal, the Name Change Proposal and the Adjournment Proposal.

“PubCo” means Squirrel Enlivened International Co., Ltd, a Cayman Islands exempted company.

“Plan of Merger” means the plan of merger with respect to the Merger as set forth in Annex B.

“PubCo Ordinary Shares” means the ordinary shares of PubCo of a par value of $0.0001 each.

“Plan of Reorganization” means the plan of merger with respect to the Reorganization.

“Private Rights” means the rights included in the Private Units, each entitling its holder to receive one-tenth (1/10) of one HSPO Ordinary Share upon the completion of an initial business combination.

“Private Shares” means the HSPO Ordinary Shares included in the Private Units.

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“Private Units” means the private units, each consisting of one HSPO Ordinary Share, one Private Warrant and one Private Right issued in a private placement to the Sponsor concurrently with the HSPO IPO.

“Private Warrants” means the warrants included in the Private Units, each whole warrant to acquire one HSPO Ordinary Share.

“PubCo Warrants” means the warrants of PubCo, each whole to acquire one PubCo Ordinary Share.

“Record Date” means [•].

“Reorganization” means the merger between HoldCo and PubCo, with PubCo continuing as the surviving company.

“Reorganization Closing” means the closing of the Reorganization.

“Reorganization Effective Time” means the filing of the Plan of Reorganization to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Reorganization

“Registration Rights Agreement” means the registration rights agreement to be entered into by and among PubCo, the Sponsor, and certain other parties thereto immediately prior to the Merger Closing pursuant to the Business Combination Agreement.

“Representative Shares” means an aggregate of 200,000 HSPO Ordinary Shares held by Network 1 and/or its designees.

“Rule 144” means Rule 144 under the Securities Act.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Sponsor” means Horizon Space Acquisition I Sponsor Corp., a Cayman Islands exempted company limited by shares.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Special Committee” means the special committee of HSPO consisting of three independent directors of HSPO, established in connection with the Transactions.

“Sponsor Extension Note” means the unsecured promissory note issued by HSPO to the Sponsor in the total amount of $70,000 as of the date of this proxy statement/prospectus, issued on September 27, 2023 for the Extension Payment.

“Squirrel Extension Notes” means a total of thirteen (13) unsecured promissory note issued by HSPO to Squirrel in the total amount of $830,000 as of the date of this proxy statement/prospectus for the Extension Payment.

“Squirrel Holdings BVI” means Squirrel Enlivened Holdings Co., Ltd, a BVI business company incorporated under the laws of the British Virgin Islands and the controlling shareholder of HoldCo.

“Squirrel HoldCo Shareholders” means the shareholders of HoldCo immediately prior to the Reorganization Effective Time.

“Special Committee” means the special committee of HSPO consisting of three independent directors of HSPO, established in connection with the Transactions.

“Shareholder Lock-up Agreement” means the shareholder lock-up to be entered into by and among PubCo, the Sponsor and Squirrel Holdings BVI prior to the Merger Effective Time in connection with the Transactions.

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“Sponsor Notes” means, collectively, the Sponsor Extension Note and the Sponsor Working Capital Notes.

“Shareholder Subject Shares” means any HoldCo Ordinary Shares before the Reorganization Closing, or the newly issued PubCo Ordinary Shares upon the conversion of such HoldCo Ordinary Shares that Squirrel Holdings BVI will receive in connection with the Reorganization after the Reorganization Closing.

“Sponsor Subject Shares” means the HSPO Ordinary Shares the Sponsor held as of the date of the Sponsor Support Agreement.

“Sponsor Support Agreement” means the sponsor support agreement dated as of September 16, 2024, by and among HSPO, the Sponsor and PubCo.

“Shenzhen Squirrel” means Shenzhen Squirrel Enlivened Media Group Co., Ltd. (深圳市松鼠跃动传媒集团有限公司), a company established in the PRC with limited liability.

“Sponsor Working Capital Notes” means the unsecured promissory notes issued by HSPO to the Sponsor in the total amount of up to $700,000 as of the date of this proxy statement/prospectus, including such note in the total principal amount of $300,000 issued on April 12, 2024 and in the total principal amount of $400,000 issued on October 8, 2024, respectively, for the Working Capital Loans.

“Transactions” means the Merger, the Reorganization and each of the other transactions contemplated by the Business Combination Agreement or any of the other relevant Transaction Documents.

“Trust Account” means the trust account established by HSPO upon the consummation of HSPO IPO and maintained by Continental, acting as trustee, for the benefit of HSPO Public Stockholders in connection with the HSPO IPO.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of December 21, 2022, between HSPO and Continental, as trustee.

“Transaction Documents” means, collectively, the Business Combination Agreement, the Plan of Reorganization, the Plan of Merger and all of the certificates, instruments, agreements and other documents required to be delivered by any of the parties to the Business Combination Agreement at the Reorganization Closing, the Merger Closing or otherwise necessary for the consummation of the transactions contemplated by the Business Combination Agreement.

“Transaction Financings” means any equity or equity-link financing or issuance or secondary transfers of equity or equity-link securities of any Group Companies or HSPO in connection with the consummation of the Transactions or conversion of outstanding transaction expenses or fees on terms mutually agreed by HoldCo and HSPO, in an amount sufficient, when taken together with any available cash of HoldCo and HSPO, to consummate the Transactions and to pay the outstanding transaction expenses or fees as applicable.

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“Underwriting Agreement” means the underwriting agreement dated as of December 21, 2022, between HSPO and Network 1 in connection with the HSPO IPO.

“U.S. Dollars,” “US$” and “$” means United States dollars, the legal currency of the United States.

“U.S. GAAP” means generally accepted accounting principles in the United States.

“Warrant Agent” means Continental, acting as the warrant agent pursuant to the Existing Warrant Agreement.

“Warrant Assumption Agreement” means an assignment, assumption and amended & restated warrant agreement, which amends the Existing Warrant Agreement, to be entered by and among PubCo, HSPO and Continental, as warrant agent.

“Working Capital Loan” means the loans to be provided by the Insiders and/or its designees for HSPO in order to finance transaction costs in connection with an initial business combination.

“Working Capital Units” means the HSPO Units issuable upon the conversion of Working Capital Loans at a price of $10.00 per unit, with the terms identical to the Private Units.

FREQUENTLY USED TERMS RELATED TO SQUIRREL’S BUSINESS

Unless otherwise stated or unless the context otherwise requires, in this document:

“AI” means artificial intelligence, the technology that enables computers and machines to simulate human learning, comprehension, problem solving, decision making, creativity and autonomy.

“AIGC” means artificial intelligence generated content.

“Big data” means massive, complex data sets that are rapidly generated and transmitted from a wide variety of sources.

“Blockbuster product” means a product that generates colossal revenues, drives blistering sales and creates insatiable demand.

“Brand marketing” means the promotion of a brand's products or services in a way that elevates the brand as a whole.

“CAGR” means compound annual growth rate.

“China” or the “PRC” means the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region.

“Consumer touchpoint” means any point of contact between a customer and a brand, whether digital, physical, or interpersonal, such as through marketing campaigns, social media, sales, or customer service.

“Emotional brand marketing” means the marketing approach that appeals directly to a consumer’s emotional state, needs and aspirations.

“E-commerce” means the buying and selling of goods and services electronically over digital platforms.

“IT” means information technology.

“Key opinion leader” or “KOL” means a type of influencer that can influence an audience’s opinions and purchasing decisions.

“Rational brand marketing” means the marketing approach that try to prove the product’s quality and usefulness by listing the product’s benefits, or quoting facts or statistics.

“RMB” means Renminbi, the legal currency of China.

“R&D” means research and development.

“Squirrel,” the “Company,” “we,” “us” or “our” means Shenzhen Squirrel Enlivened Media Group Co., Ltd. (深圳市松鼠跃动传媒集团有限公司), a company established in the PRC with limited liability, and its subsidiaries prior to the consummation of the Transactions.

“Strategy consulting” means the process of advising companies on high-level decisions in an unbiased fashion, using deep industry knowledge to guide them on how to achieve their goals.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

Squirrel has applied for trademarks and trade names that it uses in connection with the operation of its business. This proxy statement/prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that Squirrel will not assert, to the fullest extent permitted under applicable law, its rights or the right of the applicable licensor to these trademarks, trade names and service marks. Squirrel does not intend its use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of Squirrel by, any other parties.

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QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the Extraordinary General Meeting, including with respect to the proposed Transactions. The following questions and answers do not include all the information that is important to HSPO Shareholders. HSPO Shareholders should read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Transactions and the voting procedures for the Extraordinary General Meeting.

Q:	Why am I receiving this proxy statement/prospectus?

A:

HSPO Shareholders are being asked to consider and vote upon a proposals to approve and adopt the transactions contemplated pursuant to a business combination agreement (as the same may be amended, restated or supplemented, the “Business Combination Agreement”) with Squirrel Enlivened Technology Co., Ltd, a Cayman Islands exempted company limited by shares (“HoldCo”), Squirrel Enlivened International Co., Ltd, a Cayman Islands exempted company limited by shares (“PubCo”) and Squirrel Enlivened Overseas Co., Ltd, a Cayman Islands exempted company limited by shares (“Merger Sub,” together with HoldCo and PubCo, the “Group Companies,” or each individually, a “Group Company”) and other related proposals.

This proxy statement/prospectus and its annexes contain important information about the proposed Transactions (as defined below) and the other matters to be acted upon at the Extraordinary General Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

Q:	What proposals are shareholders of HSPO being asked to vote upon?

A:	At the Extraordinary General Meeting, HSPO is asking HSPO Shareholders to consider and vote upon the following proposals:

(a)

Proposal No. 1 — Business Combination Proposal — To consider and approve, by way of an ordinary resolution, a proposal to (a) adopt and approve the entry into and execution of the Business Combination Agreement and other Transaction Documents (as defined in the Business Combination Agreement), and (b) approve the Transactions (as defined below) (such proposal, the “Business Combination Proposal”). The Business Combination Agreement is attached to this proxy statement/prospectus as Annex A. See “Proposal No. 1 — The Business Combination Proposal.”

(b)

Proposal No. 2 — Merger Proposal — To consider and approve, by way of a special resolution, a proposal and authorize the Plan of Merger (as defined below) and to authorize the Merger of Merger Sub (as defined below) with and into HSPO in accordance with the Plan of Merger with HSPO being the surviving company following the Merger (such proposal, the “Merger Proposal”). The Plan of Merger is attached to this proxy statement/prospectus as Annex B. See “Proposal No. 2 — The Merger Proposal.”

(c)

Proposal No. 3 – Amended M&A Proposal – To consider and approve, by way of a special resolution, a proposal to approve, with effect from the effective time of the Merger, the amended and restated memorandum and articles of association of HSPO currently in effect (the “HSPO Charter) be amended and restated by the deletion in their entirety and the substitution in their place of the proposed amended and restated memorandum and articles of association of HSPO (the “Amended M&A”)(such proposal, the “Amended M&A Proposal”). The Amended M&A is attached to this proxy statement/prospectus as Annex C. See “Proposal No. 3 — The Amended M&A Proposal.”

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(c)

Proposal No. 4 —Authorised Share Capital Amendment Proposal — To consider and approve, by way of an ordinary resolution, a proposal to approve, with effect from the Merger Effective Time, the reclassification and re-designation of (a) 490,000,000 issued and unissued HSPO Ordinary Shares of a par value of $0.0001 each to [490,000,000] issued and unissued ordinary shares of a par value of $[0.0001] each; and (b) 10,000,000 authorized but unissued preference shares of a par value of $0.0001 each to 10,000,000 authorized but unissued ordinary shares of a par value of $0.0001 each (the “Re-designation”) so that following such Re-designation, the authorized share capital of HSPO shall be $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each (such proposal, the “Authorized Share Capital Amendment Proposal”). See “Proposal No. 4 — The Authorized Share Capital Amendment Proposal.”

(d)

Proposal No. 5 — Change of Director Proposal — To consider and approve, by way of an ordinary resolution, a proposal to appoint Angxiong Zhao as the sole director of HSPO being the surviving company following the Merger (such proposal, the “Change of Director Proposal”). See “Change of Director Proposal.”

(e)

Proposal No. 6 – Name Change Proposal —To consider and approve, by way of a special resolution, a proposal to the change of name of HSPO from “Horizon Space Acquisition I Corp.” to “Squirrel Enlivened Global Co., Ltd” (such proposal, the “Name Change Proposal”). See “Proposal No. 6 — Name Change Proposal.”

(f)

Proposal No. 7 — Adjournment Proposal — To approve by way of an ordinary resolution to adjourn the Extraordinary General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Extraordinary General Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals at the Extraordinary General Meeting (such proposal, the “Adjournment Proposal”). See “Proposal No. 7 — The Adjournment Proposal.”

The Business Combination Proposal, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal, the Name Change Proposal and the Adjournment Proposal, are referred to as the “Proposals” collectively, and each a “Proposal.”

HSPO shall hold the Extraordinary General Meeting for HSPO Shareholders to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Transactions and the other matters to be acted upon at the Extraordinary General Meeting. HSPO Shareholders should read it carefully and in its entirety.

The vote of HSPO Shareholders is important. HSPO Shareholders are encouraged to submit their completed proxy card as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:	What vote is required to approve the Proposals presented at the Extraordinary General Meeting?

A:	The following votes are required for each proposal at the Extraordinary General Meeting:

1.

Proposal No. 1 — Business Combination Proposal — The approval of the Business Combination Proposal requires the affirmative vote of at least a simple majority of the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence) or, where proxies are allowed, by proxy and entitled to vote thereon at the Extraordinary General Meeting.

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2.

Proposal No. 2 — Merger Proposal — The approval of the Merger Proposal requires the affirmative vote of at least two-thirds of the votes cast by the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence) or, where proxies are allowed, represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.

3.

Proposal No. 3 – Amended M&A Proposal — The approval of the Amended M&A Proposal requires the affirmative vote of at least two-thirds of the votes cast by the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence) or, where proxies are allowed, by proxy and entitled to vote thereon at the Extraordinary General Meeting.

4.

Proposal No. 4 — Authorized Share Capital Amendment Proposal — The approval of the Authorized Share Capital Amendment Proposal requires the affirmative vote of at least a simple majority of the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence) or, where proxies are allowed, by proxy and entitled to vote thereon at the Extraordinary General Meeting.

4.

Proposal No. 5 — Change of Director Proposal — The approval of the Change of Director Proposal requires the affirmative vote of at least a simple majority of the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence) or, where proxies are allowed, by proxy and entitled to vote thereon at the Extraordinary General Meeting.

6.

Proposal No. 6 – Name Change Proposal — The approval of the Name Change Proposal requires the affirmative vote of at least two-thirds of the votes cast by the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence) or, where proxies are allowed, by proxy and entitled to vote thereon at the Extraordinary General Meeting.

7.

Proposal No. 7 — Adjournment Proposal — The approval of the Adjournment Proposal requires the affirmative vote of at least a simple majority of the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence) or, where proxies are allowed, by proxy and entitled to vote thereon at the Extraordinary General Meeting.

For purposes of the Extraordinary General Meeting, an abstention occurs when a shareholder attends the meeting and does not vote or returns a proxy with an “abstain” vote.

If you are a HSPO Shareholder that attends the Extraordinary General Meeting and fails to vote on each of the Proposals, or if you respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have no effect on the vote count for such proposals.

Q:	Are any of the Proposals conditioned on one another?

A:

Each of the Business Combination Proposal, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal, the Name Change Proposal is cross-conditioned on the approval of each other. If the Business Combination Proposal is not approved, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal, the Name Change Proposal will not be presented to HSPO Shareholders for a vote. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

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Q:	Why is HSPO proposing the Transactions?

A:

HSPO was incorporated to consummate a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities.

Based on its due diligence investigations of Squirrel and the industries in which it operates, including the financial and other information provided by Squirrel in the course of HSPO’s due diligence investigations, members of the special committee of HSPO (the “Special Committee”) and the board of directors of HSPO (the “HSPO Board”) believe that the Transactions with Squirrel is fair and in the best interests of HSPO and HSPO Public Shareholders and   presents an opportunity to increase shareholder equity value. However, there can be no assurances of this. Although the Special Committee and the HSPO Board believe that the Transactions with Squirrel present a unique business combination opportunity and is fair and in the best interests of HSPO and HSPO Public Shareholders, the Special Committee and the HSPO Board did consider certain potentially material negative factors in arriving at that conclusion. See “Proposal No. 1 — The Business Combination Proposal — HSPO Board’ Reasons for the Approval of the Transactions” for a discussion of the factors considered by the HSPO Board in making its decision.

Q:	Who is Squirrel?

A:

Shenzhen Squirrel Enlivened Media Group Co., Ltd. (“Shenzhen Squirrel”) is a PRC company incorporated in October 2016, which provides brand marketing and strategy consulting solutions to brands. Shenzhen Squirrel helps brands expand and grow their businesses by providing a combination of brand marketing solutions, including digital marketing, blockbuster product development, and brand image enhancement, as well as strategy consulting solutions. It harnesses the power of technology, innovation and creation to drive significant business growth for a wide array of blue-chip and start-up companies in China.

See “Squirrel’s Market Opportunities” for more information regarding the market opportunities of Squirrel. See “Squirrel’s Business” for more information regarding the business and strategies of Squirrel. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Squirrel” for financial information regarding Squirrel.

Q:	What is expected to happen in the Transactions?

A:

Pursuant to the Business Combination Agreement, among other things, (a) HoldCo shall merge with and into PubCo in accordance with the Cayman Companies Act, whereupon the separate existence of will cease, and PubCo will be the surviving company (the “Reorganization”), and (b) at least one (1) business day after the consummation of the Reorganization,  Merger Sub will merge with and into HSPO in accordance with the Cayman Companies Act, whereupon the separate existence of Merger Sub will cease, and HSPO will be the surviving company (the “Merger”).

As a result of the Reorganization and the Merger, among other things, (a) all of the issued and outstanding securities of HoldCo immediately prior to the filing of the plan of merger with respect to the Reorganization (the “Plan of Reorganization”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Reorganization (the “Reorganization Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive a certain number of securities of PubCo as described below, and (b) all of the issued and outstanding securities of HSPO immediately prior to the filing of the plan of merger with respect to the Merger (the “Plan of Merger”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Merger (the “Merger Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of PubCo, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Cayman Companies Act and other applicable laws. The Reorganization, the Merger and each of the other transactions contemplated by the Business Combination Agreement or any of the other relevant transactional documents are collectively referred to as “Transactions.”

Pursuant to the Business Combination Agreement, each ordinary share of HoldCo, par value $0.0001 per share (the “HoldCo Ordinary Shares”) issued and outstanding immediately prior to the Reorganization Effective Time, subject to certain exceptions, shall be cancelled and automatically converted into the right to receive, without interest, such number of the newly issued shares of the ordinary shares of PubCo, par value $0.0001 per share (the “PubCo Ordinary Shares”) that is equal to a ratio, being equal to a fraction: (A) the numerator of which is $200,000,000 divided by $10.00 per share , and (B) the denominator of which is the total number of HoldCo Ordinary Shares issued and outstanding immediately prior to the Reorganization Effective Time.

Q:	Is there any financing in connection with the Transactions?

A:

As provided in the Business Combination Agreement, each of HSPO and the Group Companies shall use their respective commercially reasonable efforts to obtain Transaction Financing as set forth in the Business Combination Agreement on the terms mutually agreed by PubCo and HSPO at or prior to the Merger Closing. As of the date of this proxy statement/prospectus, neither HSPO nor any Group Companies has obtained any firm commitment of financing prior to or upon the closing of the Transactions.  Notwithstanding the foregoing, the Sponsor issued 200,000 Class B ordinary shares of the Sponsor in exchange for the capital contribution made by Mr. Xu Huang to the Sponsor in the aggregate amount of $2 million, which entitles Mr. Xu Huang to receive 200,000 Founder Shares from the Sponsor upon the Merger Closing, and the Sponsor accordingly has been using such capital contribution as the working capital loan to HSPO in support of HSPO’s operations and payments of expenses associated with the Transactions.

Q:

What equity stake will non-redeeming HSPO Public Shareholders, the Squirrel HoldCo Shareholders, and the HSPO Initial Shareholders hold in PubCo following the consummation of the Transactions and what is the expected pro forma equity value of PubCo at the Merger Closing?

A:

Upon consummation of the Transactions, PubCo shall become a new public company HSPO shall be a subsidiary of PubCo. The shareholders of HoldCo immediately prior to the Reorganization Effective Time (the “Squirrel HoldCo Shareholders”) shall all become direct shareholders of PubCo and the former security holders of HSPO shall all become security holders of PubCo, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Cayman Companies Act and other applicable laws.

The equity stake held by non-redeeming HSPO Public Shareholders, the Squirrel HoldCo Shareholders, and the HSPO Initial Shareholders (as defined below) in PubCo immediately following consummation of the Transactions will depend on the number of redemptions from the trust account of HSPO (the “Trust Account”) by HSPO Public Shareholders at the Merger Closing as well as various other factors, as described in the assumptions set forth below. Approximate equity stakes for each of these shareholder groups upon consummation of the Transactions are set forth in the table below in respect of four redemption scenarios given the effect of the number of HSPO Public Shares being submitted for redemption: (1) “Scenario A,” in which there are no redemptions of HSPO Public Shares; (2) “Scenario B,” in which 25% of the maximum redemption are redeemed; (3) “Scenario C,” in which 50% of the maximum redemption are redeemed; (4) “Scenario D,” in which 75% of the maximum redemption are redeemed; and (5) “Scenario E,” in which there are maximum redemptions from the Trust Account. For further information on what constitutes a “maximum redemptions” scenario, please see the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.” All else being equal, if any HSPO Public Shareholders exercise their redemption rights, then the percentage of PubCo Ordinary Shares held collectively by all non-redeeming HSPO Public Shareholders will decrease and the percentage of PubCo Ordinary Shares held by the Squirrel HoldCo Shareholders and the HSPO Initial Shareholders will increase, in each case, relative to the percentage held if no HSPO Public Shares are redeemed.

To illustrate, the table below shows material probable transactions or source of dilution and the extent of such dilution that non-redeeming HSPO Public Shareholders will experience upon or immediately following the closing of the Transaction (the “Immediate Dilution Upon the Closing”), which we have assumed:

(i)	20,000,000 PubCo Ordinary Shares issued to the Squirrel HoldCo Shareholders,

(ii)	690,000 PubCo Ordinary Shares issued in exchange for HSPO Rights by HSPO Public Shareholders,

(iii)	1,725,000 PubCo Ordinary Shares issued to HSPO Insiders in exchange for 1,725,000 HSPO Ordinary Shares,

(iv)	[424,325 ] PubCo Ordinary Shares issued to HSPO Sponsor in exchange for 385,750 HSPO Private Shares and 385,750 HSPO Private Rights,

(v)	200,000 PubCo Ordinary Shares issued to Network 1 in exchange of 200,000 HSPO Representative Shares,

(vi)	Up to 330,000 PubCo Ordinary Shares in exchange of Working Capital Units underlying the Working Capital Loan

(vii)	Up to 7,700 PubCo Ordinary Shares in exchange of Extension Units underlying the Sponsor Extension Note,

(viii)

Exclusion of 7,592,750 PubCo Ordinary Shares issuable upon exercise of PubCo Warrants (in aggregate, the “PubCo Warrant Shares”) including (A) 6,900,000 PubCo Ordinary Shares issuable upon exercise of 6,900,000 PubCo Warrants, (B) 385,750 PubCo Ordinary Shares issuable upon exercise of 385,750 PubCo Warrants to be issued to the HSPO Sponsor, (C) up to 300,000 PubCo Ordinary Shares issuable upon exercise of 300,000 PubCo Warrants issued in exchange of HSPO Warrants included in HSPO Conversion Units underlying the Working Capital Loan and (D) 7,000 PubCo Ordinary Shares issuable upon exercise of 7,000 PubCo Warrants issued in exchange of HSPO Warrants included in HSPO Conversion Units underlying the Sponsor Extension Note,

(ix)	Exclusion of issuance in connection with any potential Transaction Financing, and

(x)	No additional issuance of HSPO Ordinary Shares or PubCo Ordinary Shares prior to or upon the Merger Closing.

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The table set forth below also states the anticipated pro forma equity value of PubCo for each of the scenarios described above. These pro forma equity values reflect a price for PubCo Ordinary Shares of $1.96 per share, being the price per share negotiated with Squirrel. The pro forma equity values include the equity consideration to be issued to the Squirrel HoldCo Shareholders at the consummation of the Reorganization, being 20,000,000 PubCo Ordinary Shares, based on the price of $10.00 per share. The number of HSPO Public Shares redeemed by HSPO Public Shareholders with cash from the Trust Account at the Merger Closing is not, all else being equal, expected to materially affect the equity value per PubCo Ordinary Share held by non-redeeming HSPO Public Shareholders as at the time immediately following the Merger Closing, as each redemption will result in (x) the cancellation of one HSPO Public Share, and (y) the payment of approximately $11.07 per share to the redeeming Public Shareholder (given that, based on funds in the Trust Account of approximately $61.1 million as of June 30, 2024, the estimated per share redemption price would have been approximately $11.07) and, accordingly, such funds will not be available to PubCo or reflected in its financial statements following the Merger Closing. You should note, however, that the level of redemptions of HSPO Public Shares from the Trust Account may affect the market price for PubCo Ordinary Shares following the Merger Closing in ways which we cannot predict. For further information, see “Risk Factors — There is no guarantee that a shareholder’s decision to continue to hold shares of PubCo Ordinary Shares following the Transactions will put the shareholder in a better future economic position than if they decided to redeem their HSPO Public Shares for a pro rata portion of the Trust Account, and vice versa.”

	With Immediate Dilution
	Scenario A	Scenario B	Scenario C	Scenario D	Scenario E
	No	25% of maximum	50% of maximum	75% of maximum	Maximum
	redemptions(1)	redemptions(2)	redemptions(3)	redemptions(4)	redemptions(5)
Initial offering price of $9.09 included in the units (adjusted to exclude the value of the rights)	$9.09	$9.09	$9.09	$9.09	$9.09
Pro forma net tangible book value per share, as adjusted*	1.99	1.51	0.98	0.41	0.21
Dilution to public shareholders	$7.10	$7.58	$8.11	$8.68	$8.88

*The pro forma net tangible book value per share, as adjusted is calculated as follows.

	Scenario A No redemptions(1)		Scenario B 25 % of maximum redemptions(2)		Scenario C 50% of maximum redemptions(3)		Scenario D 75% of maximum redemptions(4)		Scenario E Maximum redemptions(5)
Holder of PubCo Ordinary Shares	No. of shares	Voting Power	No. of shares	Voting Power	No. of shares	Voting Power	No. of shares	Voting Power	No. of shares	Voting Power
HSPO Public Shareholders	6,211,640	21.7%	5,042,685	18.4%	3,873,730	14.8%	2,704,776	10.8%	1,535,821	6.4%
HSPO Insiders(6)	2,149,325	7.5%	2,149,325	7.8%	2,149,325	8.2%	2,149,325	8.6%	2,149,325	9.0%
Squirrel HoldCo Shareholders(7)	20,000,000	70.1%	20,000,000	73.1%	20,000,000	76.2%	20,000,000	79.8%	20,000,000	83.8%
Network 1 (Representative Shares)(8)	200,000	0.7%	200,000	0.7%	200,000	0.8%	200,000	0.8%	200,000	0.8%
Pro Forma PubCo Ordinary Shares at the Merger Closing	28,560,965	100%	27,392,010	100%	26,223,055	100%	25,054,101	100%	23,885,146	100%
Pro Forma Equity Value	$285,610		$273,920		$262,231		$250,541		$238,851
Pro Forma Net Tangible Book Value, As Adjusted	$56,766		$41,240		$25,714		$10,188		$5,000
Total Pro Forma PubCo Ordinary Shares at the Merger Closing	28,560,965		27,392,010		26,223,055		25,054,101		23,885,146
Pro Forma Net Tangible Book Value Per Share, As Adjusted	$1.99		$1.51		$0.98		$0.41		$0.21

(Amount in thousands of U.S. dollars (“US$”), except for share and per share data)

In addition to the Immediate Dilution Upon the Closing to non-redeeming HSPO Public Shareholders, they will experience additional dilution to the extent PubCo issues additional shares after the Merger Closing. To illustrate, the table below shows material probable transactions or source of dilution and the extent of such dilution that non-redeeming HSPO Public Shareholders will experience following the closing of the Transaction (the “Additional Dilution After the Closing”), which we have assumed:

(i)

The issuance of [7,592,750] PubCo Ordinary Shares upon exercise of PubCo Warrants (in aggregate, the “PubCo Warrant Shares”) including (A) 6,900,000 PubCo Ordinary Shares issuable upon exercise of 6,900,000 PubCo Warrants, (B) 385,750 PubCo Ordinary Shares issuable upon exercise of 385,750 PubCo Warrants to be issued to the HSPO Sponsor, (C) up to 300,000 PubCo Ordinary Shares issuable upon exercise of 300,000 PubCo Warrants issued in exchange of HSPO Warrants included in HSPO Conversion Units underlying the Working Capital Loan and (D) 7,000 PubCo Ordinary Shares issuable upon exercise of 7,000 PubCo Warrants issued in exchange of HSPO Warrants included in HSPO Conversion Units underlying the Sponsor Extension Note,

(ii)	Exclusion of issuance in connection with any potential Transaction Financing, and

(iii)	No additional issuance of HSPO Ordinary Shares or PubCo Ordinary Shares prior to or upon the Merger Closing.

	With Additional Dilution
	Scenario A	Scenario B	Scenario C	Scenario D	Scenario E
	No	25% of maximum	50% of maximum	75% of maximum	Maximum
	redemptions(1)	redemptions(2)	redemptions(3)	redemptions(4)	redemptions(5)
Initial offering price of $9.09 included in the units (adjusted to exclude the value of the rights)	$9.09	$9.09	$9.09	$9.09	$9.09
Pro forma net tangible book value per share, as adjusted*	1.56	1.17	0.75	0.31	0.16
Dilution to public shareholders	$7.53	$7.92	$8.34	$8.78	$8.93

*The pro forma net tangible book value per share, as adjusted is calculated as follows.

	Scenario A No redemptions(1)		Scenario B 25% of maximum redemptions(2)		Scenario C 50% of maximum redemptions(3)		Scenario D 75% of maximum redemptions(4)		Scenario E Maximum redemptions(5)
Holder of PubCo Ordinary Shares	No. of shares	Voting Power	No. of shares	Voting Power	No. of shares	Voting Power	No. of shares	Voting Power	No. of shares	Voting Power
HSPO Public Shareholders (9)	13,111,640	35.9%	11,942,685	33.8%	10,773,730	31.5%	9,604,776	29.1%	8,435,821	26.5%
HSPO Insiders (10)	3,179,775	8.7%	3,179,775	9.0%	3,179,775	9.3%	3,179,775	9.6%	3,179,775	10.0%
Squirrel HoldCo Shareholders (11)	20,000,000	54.9%	20,000,000	56.6%	20,000,000	58.6%	20,000,000	60.7%	20,000,000	62.9%
Network 1 (Representative Shares)(8)	200,000	0.5%	200,000	0.6%	200,000	0.6%	200,000	0.6%	200,000	0.6%
Pro Forma PubCo Ordinary Shares at the Merger Closing	36,491,415	100.0%	35,322,460	100.0%	34,153,505	100.0%	32,984,551	100.0%	31,815,596	100.0%
Pro Forma Equity Value	$364,914		$353,225		$341,535		$329,846		$318,156
Pro Forma Net Tangible Book Value, As Adjusted	$56,766		$41,240		$25,714		$10,188		$5,000
Total Pro Forma PubCo Ordinary Shares at the Merger Closing	36,491,415		35,322,460		34,153,505		32,984,551		31,815,596
Pro Forma Net Tangible Book Value Per Share, As Adjusted	$1.56		$1.17		$0.75		$0.31		$0.16

(Amount in thousands of U.S. dollars (“US$”), except for share and per share data)

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(1)

The numbers set forth in this column assume no HSPO Public Shares are redeemed, and 690,000 PubCo Ordinary Shares are issued in exchange for HSPO Rights held by HSPO Public Shareholders. As of the date of this proxy statement/prospectus, there are 5,521,640 HSPO Public Shares issued and outstanding.

(2)

The numbers set forth in this column assume 1,168,955   HSPO Public Shares, or approximately 25% of 4,675,819   HSPO Public Shares are redeemed at $11.07 per share, and 690,000 PubCo Ordinary Shares are issued in exchange for HSPO Rights held by HSPO Public Shareholders.

(3)

The numbers set forth in this column assume 2,337,910 HSPO Public Shares, or approximately 50% of 4,675,819   HSPO Public Shares are redeemed at $11.07 per share, and 690,000 PubCo Ordinary Shares are issued in exchange for HSPO Rights held by HSPO Public Shareholders.

(4)

The numbers set forth in this column assume 3,506,864   HSPO Public Shares, or approximately 75% of 4,675,819   HSPO Public Shares are redeemed at $11.07 per share, and 690,000 PubCo Ordinary Shares are issued in exchange for HSPO Rights held by HSPO Public Shareholders.

(5)

The numbers set forth in this column assume 4,675,819   HSPO Public Shares, or all of the HSPO Public Shares (subject to the $5,000,001 minimum net tangible assets requirement set forth in the HSPO Existing Charter) are redeemed at $11.07 per share, and 690,000 PubCo Ordinary Shares are issued in exchange for HSPO Rights held by HSPO Public Shareholders.

(6)

Represents (i) 1,725,000 PubCo Ordinary Shares issued to Horizon Space Acquisition I Sponsor Corp., a Cayman Islands exempted company limited by shares and the sponsor of HSPO (the “Sponsor”), and the officers and directors of HSPO (together with the Sponsor, collectively, the “HSPO Insiders”) in exchange for 1,725,000 HSPO Ordinary Shares, (ii) 385,750 PubCo Ordinary Shares issued to the Sponsor in exchange for 385,750 Private Shares underlying the 385,750 Private Units, and (iii) 38,575 PubCo Ordinary Shares issued the Sponsor in exchange for 385,750 HSPO Rights underlying the 385,750 Private Units.

(7)	Represents 20,000,000 PubCo Ordinary Shares issued to Squirrel HoldCo Shareholders as the merger consideration.

(8)

Represents 200,000 PubCo Ordinary Shares issued to Network 1 Financial Securities, Inc. (“Network 1” and together with the HSPO Insiders, the “HSPO Initial Shareholders”), the representative of the underwriters of the HSPO IPO (defined below), in exchange for 200,000 HSPO Ordinary Shares held by Network 1 and/or its designees (the “Representative Shares”).

(9)

Includes 6,900,000 PubCo Ordinary underlying 6,900,000 PubCo Warrants converted from 6,900,000 HSPO Warrants held by HSPO Public Shareholders and 690,000 PubCo Ordinary Shares issued in exchange for HSPO Rights held by HSPO Public Shareholders at the Merger Closing.

(10)

Represents (i) 1,725,000 PubCo Ordinary Shares issued to HSPO Insiders in exchange for 1,725,000 HSPO Ordinary Shares, (ii) 810,075 PubCo Ordinary Shares issued to the Sponsor in exchange for 385,750 Private Shares, 385,750 HSPO Rights, and 385,750 HSPO Warrants underlying the 385,750 Private Units; and (iii) up to 630,000 PubCo Ordinary Shares issued to the Sponsor and/or its designees in exchange for 300,000 Private Shares, 300,000 HSPO Rights, and 300,000 HSPO Warrants underlying up to 300,000 Conversion Units with respect to the Working Capital Loan; and (iv) 14,700 PubCo Ordinary Shares issued to the Sponsor in exchange for 7,000 HSPO Private Shares, 7,000 HSPO Rights, and 7,000 HSPO Warrants underlying 7,000 Conversion Units with respect to the Sponsor Extension Note.

(11)	Represents 20,000,000 PubCo Ordinary Shares issued to Squirrel HoldCo Shareholders as the merger consideration.

In addition to the sources of potential dilutions discussed herein, we note that there are additional possible sources of dilution and the extent of such dilution that non-redeeming HSPO Public Shareholders could experience in connection with the Transactions may be uncertain, due to the uncertainty associated with the occurrence or the amount of securities that may be issued pursuant to such occurrence, including arising from: (i) we may need to issue additional securities in connection with the Transaction Financing, and (ii) (other source of issue of securities, such as the reservation and issuance of any securities under an employee incentive plan after the Merger Closing. See “Risk Factors - It is uncertain whether any Transaction Financing or other equity financing would be available prior to or upon the closing of the Transactions, which, if not available, may materially and adversely affect PubCo’s business and results of operations; or, if available, may significantly dilute the equity interest of the continuing shareholders of PubCo.”

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Q:	Who will be the officers and directors of PubCo if the Transactions consummated?

A:

It is anticipated that, at the Merger Closing, PubCo’s board of directors will be comprised of no less than three(3) directors who will be identified and appointed prior to the Closing. PubCo’s executive management team will be led by the current management team of Squirrel. See “Management of PubCo Following the Transactions” for more information.

Q:	How will the effective rate of underwriting discounts and commissions paid on capital raised in HSPO’s initial public offering and retained after the Transactions be affected by redemptions?

A:

HSPO sold 6,900,000 HSPO units (the “HSPO Units”) in HSPO’s initial public offering (the “HSPO IPO”) consummated on December 27, 2022 at a price of $10.00 per unit, representing gross proceeds of $69,000,000. Each HSPO Unit consists of one HSPO ordinary share, par value $0.0001 per share (“HSPO Ordinary Shares”), one HSPO warrant (the “HSPO Warrants”), each whole warrant entitling its holder to purchase one (1) HSPO Ordinary Share at a purchase price of $11.50 per share, subject to certain adjustments, and one right (the “HSPO Rights”) to acquire one-tenth of one HSPO Ordinary Share. Network 1 received $1,380,000 of underwriting discounts and commissions upon completion of the HSPO IPO and will receive an additional $2,415,00, equal to 3.5% of the gross proceeds of the HSPO IPO upon consummation of the Transactions (the “Deferred Underwriting Fee”), which resulting in a 5.5% rate of underwriting discounts and commissions, which represents Network 1’s total underwriting discounts and commissions as a percentage of proceeds of the HSPO IPO.

To the extent there are further redemptions, the effective rate of underwriting discounts and commissions paid by HSPO and borne indirectly by its non-redeeming shareholders will be higher after taking into account proceeds used to redeem the shares of redeeming shareholders.

Underwriting Fees as a Percentage of HSPO IPO Proceeds Net of Redemptions
	No	25%	50%	75%	Maximum
	redemptions(2)	redemptions(3)	redemptions(4)	redemptions(5)	redemptions(6)
HSPO IPO underwriting fees(1)	1,380,000	1,380,000	1,380,000	1,380,000	1,380,000
HSPO IPO proceeds net of redemptions	56,182,687	44,288,570	32,394,453	20,500,346	8,606,229
Underwriting fees as a % of HSPO IPO proceeds net of redemptions (approx.)	2.5%	3.1%	4.3%	6.7%	16.0%

(1)	$1,380,000 underwriting discount was paid at the consummation of the HSPO IPO.
(2)	This scenario assumes that no HSPO Public Shares (excluding the Redeemed Public Shares) are redeemed.
(3)

As of the date of this proxy statement/prospectus, there are 5,521,640 HSPO Public Shares issued and outstanding. This scenario assumes that 1,168,955 HSPO Public Shares are redeemed, resulting in an aggregate payment of approximately $12.9 million from the Trust Account based on an assumed redemption price of $11.07 per share.

(4)

As of the date of this proxy statement/prospectus, there are 5,521,640 HSPO Public Shares issued and outstanding. This scenario assumes that 2,337,910 HSPO Public Shares are redeemed, resulting in an aggregate payment of approximately $25.9  million from the Trust Account based on an assumed redemption price of $11.07 per share.

(5)

As of the date of this proxy statement/prospectus, there are 5,521,640 HSPO Public Shares issued and outstanding. This scenario assumes that 3,506,864 HSPO Public Shares are redeemed, resulting in an aggregate payment of approximately $38.8  million from the Trust Account based on an assumed redemption price of $11.07 per share.

(6)

As of the date of this proxy statement/prospectus, there are 5,521,640 HSPO Public Shares issued and outstanding. This scenario assumes that 4,675,819 HSPO Public Shares are redeemed, resulting in an aggregate payment of approximately $51.8 million from the Trust Account based on an assumed redemption price of $11.07 per share.

15

Deferred Business Combination Fee as a Percentage of Deferred Offering HSPO IPO Proceeds Net of Redemptions
	No	25%	50%	75%	Maximum
	redemptions(2)	redemptions(3)	redemptions(4)	redemptions(5)	redemptions(6)
Deferred Business Combination fees(1)	2,415,000	2,415,000	2,415,000	2,415,000	2,415,000
HSPO IPO proceeds net of redemptions	56,182,687	44,288,750	32,394,453	20,500,346	8,606,229
Deferred Business Combination Fee as a % of HSPO IPO proceeds net of redemptions (approx.)	4.3%	5.5%	7.5%	11.8%	28.1%

(1)	$2,415,000 of the Deferred Business Combination Fee is payable at the closing of the Transactions.
(2)	This scenario assumes that no HSPO Public Shares (excluding the Redeemed Public Shares) are redeemed.
(3)

As of the date of this proxy statement/prospectus, there are 5,521,640 HSPO Public Shares issued and outstanding. This scenario assumes that 1,168,955 HSPO Public Shares are redeemed, resulting in an aggregate payment of approximately $12.9 million from the Trust Account based on an assumed redemption price of $11.07 per share.

(4)

As of the date of this proxy statement/prospectus, there are 5,521,640 HSPO Public Shares issued and outstanding. This scenario assumes that 2,337,910 HSPO Public Shares are redeemed, resulting in an aggregate payment of approximately $25.9 million from the Trust Account based on an assumed redemption price of $11.07 per share.

(5)

As of the date of this proxy statement/prospectus, there are 5,521,640 HSPO Public Shares issued and outstanding. This scenario assumes that 3,506,864 HSPO Public Shares are redeemed, resulting in an aggregate payment of approximately $38.8 million from the Trust Account based on an assumed redemption price of $11.07 per share.

(6)

As of the date of this proxy statement/prospectus, there are 5,521,640 HSPO Public Shares issued and outstanding. This scenario assumes that 4,675,819 HSPO Public Shares are redeemed, resulting in an aggregate payment of approximately $51.8 million from the Trust Account based on an assumed redemption price of $11.07 per share.

Q:	What are the U.S. federal income tax consequences of the Merger to U.S. holders of HSPO Ordinary Shares?

A:

Certain material U.S. federal income tax considerations that may be relevant to you in respect of the Merger are discussed in more detail in the section titled “[Material Tax Considerations — United States Federal Income Tax Considerations.]” The discussion of the U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all of the U.S. federal income tax considerations that may be applicable to you in respect of the Transactions, nor does it address any tax considerations arising under U.S. state or local or non-U.S. tax laws or U.S. non-federal income tax laws. You are urged to consult your tax advisors regarding the tax consequences of the Transactions.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

The receipt of cash by a U.S. holder of HSPO Ordinary Shares in redemption of such shares will be a taxable transaction for U.S. federal income tax purposes. See “[Material Tax Considerations — United States Federal Income Tax Considerations — Effects to U.S. Holders of Exercising Redemption Rights]” for additional information. You are urged to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

Q:	What conditions must be satisfied to complete the Transactions?

A:

There are a number of closing conditions to the Transactions, including, but not limited to, the following, which, if permitted by applicable Law, might be waived by HSPO, HoldCo, PubCo and Merger Sub in writing:

•	the effectiveness of this proxy statement/prospectus and Form 8-A;

•	all relevant regulatory approvals necessary to consummate the Transactions having been obtained;

•	the Business Combination Agreement and the Transactions having been approved by the shareholders of HSPO;

•	the Business Combination Agreement and the Transactions having been approved by the shareholders of HoldCo;

•	no order, injunction, judgment, decree, ruling, writ, assessment or arbitration award having been enacted or promulgated enjoining or prohibiting the consummation of the Transactions;

•

PubCo’s application as a foreign private issuer, PubCo’s listing applications and listing application of PubCo’s securities to be issued in connection with the Transactions having been approved by Nasdaq, subject only to official notice of issuance thereof;

•	all relevant regulatory approvals necessary to consummate the Transactions having been obtained; and

•	full execution and delivery of the relevant documents related to the Business Combination Agreement and the Transactions.

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Other conditions to the obligations of each of HoldCo, PubCo and Merger Sub, include, among other things, receipt of the copies of the executed Lock-Up Agreement by the Sponsor (as defined below), which may be waived, if permitted by applicable Law, by HoldCo, PubCo and Merger Sub in writing.

Other conditions to HSPO’s obligations include, among other things, receipt of the copies of the executed employment agreements between PubCo and each of its executive officers effective immediately at the Merger Closing, the executed Registration Rights Agreement, and the executed Lock-Up Agreement by certain shareholders of HoldCo, and receipt of the copy of the opinion letter from the PRC counsel of Group Companies provided in connection with the CSRC filing regarding the Business Combination Agreement, the related agreements and the transactions contemplated thereunder, which may be waived, if permitted by applicable Law, by HSPO.

For a summary of all of the conditions that must be satisfied or waived prior to completion of the Transactions, see “The Business Combination Agreement and Other Transaction Documents.”

Q:	How many votes do I have at the Extraordinary General Meeting?

A:

HSPO Shareholders are entitled to one vote at the Extraordinary General Meeting for each HSPO Ordinary Share held of record as of [•], the record date for the Extraordinary General Meeting (the “Record Date”). As of the close of business on the Record Date, there were [•] HSPO Ordinary Shares issued and outstanding.

Q:	What constitutes a quorum at the Extraordinary General Meeting?

A:

A quorum of our shareholders is necessary to hold a valid meeting. The presence (which would include presence at the virtual Extraordinary General Meeting), in person or by proxy, or if a corporation or other non-natural person by its duly authorized representative or proxy, of the one or more shareholders who together hold not less than one-third of the issued and outstanding HSPO Ordinary Shares entitled to attend and vote at the relevant meeting constitutes a quorum at the Extraordinary General Meeting. Abstentions will be considered present for the purposes of establishing a quorum. If a quorum is not present within half an hour from the time appointed for the Extraordinary General Meeting to commence or if at any time during the meeting it becomes inquorate, if the meeting was requisitioned by shareholders, it shall be cancelled, and in any other case, the meeting will stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors.

As of the Record Date, [•] HSPO Ordinary Shares would be required to achieve a quorum. The HSPO Insiders have agreed to, among other things, vote all of their HSPO Ordinary Shares, as applicable, in favor of the proposals being presented at the Extraordinary General Meeting. As of the date of this proxy statement/prospectus, the HSPO Insiders own approximately 26.96% of the issued and outstanding HSPO Ordinary Shares. The shares of the HSPO Insiders will count towards this quorum.

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Q:	How do the HSPO Insiders intend to vote on the Proposals?

A:

The HSPO Insiders have agreed to, among other things, vote all of their HSPO Ordinary Shares, as applicable, in favor of each of the Proposals, if presented, at the Extraordinary General Meeting. As of the date of this proxy statement/prospectus, the HSPO Insiders own approximately 26.95% of the issued and outstanding HSPO Ordinary Shares. As a result, in addition to shares the Founder Shares and the Private Shares held by the HSPO Insiders, (i) assuming all HSPO Ordinary Shares are voted, HSPO would need 3,110,844 HSPO Ordinary Shares, representing approximately 56.34% of 5,521,640 HSPO Public Shares not redeemed by their holders, to vote in favor to have all the Proposals approved, and (ii) assuming only the minimum of HSPO Ordinary Shares representing a quorum are voted, HSPO would need no HSPO Public Shares to vote in favor to have all the Proposals approved.

Q:	What interests do HSPO Initial Shareholders have in the Transactions?

A:

When considering HSPO Board’s recommendation to vote in favor of approving the Business Combination Proposal and the Merger Proposal, HSPO Shareholders should keep in mind that the HSPO Initial Shareholders have interests in such proposals that are different from, or in addition to (and which may conflict with), those of HSPO Shareholders. These interests include, among other things, the interests listed below:

●

the beneficial ownership by the Sponsor of an aggregate of 1,707,000 Founder Shares and 385,750 HSPO Ordinary Shares included in the Private Units (the “Private Shares”), which would become worthless if HSPO does not complete a business combination within the applicable time period, as the Sponsor has waived any right to redemption with respect to these shares. The Sponsor paid an aggregate of approximately $24,739.13, or $0.0144 per share, for the Founders Shares and $3,857,500, or $10.00 per share, for the Private Shares. Such HSPO Ordinary Shares held by the Sponsor have an aggregate market value of approximately $[__], based on the closing price of HSPO Ordinary Shares on the Record Date, resulting in a theoretical gain of approximately $[__] (or $[__] per share) for the Founder Shares and approximately $[__] (or $[__] per share) for the Private Shares;

●

the fact that Mr. Mingyu (Michael) Li, our Chief Executive Officer, Chief Financial Officer, Chairman of the Board and director, holds 1,707,000   Founder Shares via the Sponsor, and each of Angel Colon, Mark Singh, and Rodolfo Jose Gonzalez Caceres, independent directors of HSPO, respectively, holds 9,000, 5,000 and 4,000 Founder Shares, which would become worthless if HSPO does not complete a business combination within the applicable time period, as these directors and officers have waived any right to redemption with respect to these shares. Each of the said directors and officers of HSPO paid approximately $0.0144 per share for their Founder Shares. Such HSPO Ordinary Shares held by the foregoing persons have an aggregate market value of approximately $[__], based on the closing price of HSPO Ordinary Shares on the Record Date, resulting in a theoretical gain of approximately $[__] (or $[__] per share);

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in order to finance transaction costs in connection with an intended initial business combination, the Sponsor, affiliates of the Sponsor, HSPO’s directors and officers, may, but are not obligated to, loan HSPO funds (the “Working Capital Loans”) as may be required. As of the date hereof, HSPO has issued two (2) promissory notes  to the Sponsor and/or its designees in connection with the Working Capital Loans in a total amount of $300,000 (the “Sponsor Working Capital Notes”) and the Sponsor is expected to continue providing Working Capital Loans for expenses and costs associated with the Transactions and operation of HSPO. Additionally, if HSPO extends the time available to its to complete our business combination, the Sponsor, their affiliates or designee may deposit certain amount (the “Extension Payment”) into the Trust Account to extend the time for HSPO to complete its business combination. As of the date hereof, HSPO issued one (1) promissory note to the Sponsor in connection with the Extension Payments in a total amount of $70,000 (the “Sponsor Extension Note” and together with the Sponsor Working Capital Notes, collectively, the “Sponsor Notes”). The Sponsor has the right, but not the obligation, to convert the Sponsor Notes, in whole or in part, respectively, into private units of HSPO (the “Conversion Units”), each consisting of one HSPO Ordinary Share, one HSPO Warrant, and one HSPO Right. If the Sponsor does not convert the Sponsor Notes into the Conversion Units upon the Merger Closing, the Sponsor Notes will become intercompany notes between PubCo and the Sponsor upon the Merger Closing. HSPO or PubCo has the obligation to pay to the Sponsor the funds amounting to the principal amount of the Sponsor Notes if the Transactions is terminated pursuant to the Business Combination Agreement. HSPO or PubCo may use a portion of the working capital held outside the Trust Account to repay such funds amounting to the principal amount of the Sponsor Notes but no proceeds from the Trust Account would be used to repay such loaned amounts. In the event that HSPO fails to complete a business combination by December 27, 2024 (if extended), it is uncertain if HSPO has sufficient working capital held outside the Trust Account to fully repay the Sponsor Notes;

●

The fact that Mr. Xu Huang, a personal friend of Mr. Angxiong Zhao, the co-founder, Chief Executive Officer and Chairman of Shenzhen  Squirrel injected capital contribution of $2,000,000 in the Sponsor to continue providing capital to HSPO which would entitle Mr. Xu Huang  to receive 200,000 Founder Shares upon the Merger Closing and, Shenzhen Squirrel, as of the date hereof, has made in the aggregate amount of $830,000   monthly Extension Payments to the Trust Account in support of the extension of the period that HSPO must complete the business combination. The Extension Payments made by Shenzhen Squirrel were evidenced by thirteen (13)  unsecured promissory notes in the total principal amount of $830,000  issued by HSPO to Squirrel (the “Squirrel Extension Notes” and together with the Sponsor Extension Note, collectively, the “Extension Notes”). Shenzhen Squirrel has the right, but not the obligation, to convert the Squirrel Extension Notes, in whole or in part, respectively, into the Conversion Units. However, on September 14, 2024, Shenzhen Squirrel notified HSPO that it has elected not to convert the Squirrel Extension Notes into Conversion Units upon the consummation of the Transactions, thus Shenzhen Squirrel will become intercompany notes between PubCo and Shenzhen Squirrel upon the Merger Closing;

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the fact that the HSPO Insiders (including the Sponsor, certain HSPO officers and directors) have agreed not to redeem any HSPO Ordinary Shares held by them in connection with a shareholder vote to approve the proposed Transactions;

●

the fact that given the very low purchase price (of $25,000 in aggregate) that the HSPO Insiders paid for the Founder Shares as compared to the price of the HSPO Ordinary Shares sold in HSPO IPO, the HSPO Insiders may earn a positive rate of return on their investment even if the PubCo Ordinary Shares trade below the price initially paid for the HSPO Ordinary Shares in the HSPO IPO and the HSPO Public Shareholder may experience a negative rate of return following the completion of the Transactions;

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the fact that the HSPO Insiders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares and Private Shares held by them if HSPO fails to complete an initial business combination within the applicable time period. As a result of waiving liquidating distributions, if HSPO fails to complete an initial business combination within the applicable time period, the Sponsor would lose $3,857,500 for the purchase of Private Shares, and the HSPO Insiders would lose $25,000 for the purchase of the Founder Shares, and thus they would incur substantial loss of investment and will not be reimbursed for any out-of-pocket expenses;

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the fact that the HSPO Insiders may be incentivized to complete the Transactions, or an alternative initial business combination with a less favorable company or on terms less favorable to shareholders, rather than to liquidate, in which case the HSPO Insiders would lose their entire investment. As a result, the HSPO Insiders may have a conflict of interest in determining whether the Group Companies are appropriate businesses with which to effectuate a business combination and/or in evaluating the terms of the Transactions;

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the fact that pursuant to the Registration Rights Agreement, the HSPO Insiders can demand that PubCo register its registrable securities under certain circumstances and will also have piggyback registration rights for these securities in connection with certain registrations of securities that PubCo undertakes;

●	the continued indemnification of HSPO’s directors and officers and the continuation of HSPO’s directors’ and officers’ liability insurance after the Transactions (i.e. a “tail policy”); and

●

the fact that the HSPO Insiders, are, or may in the future become, affiliated with entities that are engaged in a similar business to HSPO. The HSPO Insiders are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to completing the Transactions. Accordingly, if any of HSPO’s officers or directors becomes aware of a business combination opportunity that is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to their fiduciary duties under applicable laws.

The HSPO Board was aware of and considered these interests, to the extent such interests existed at the time, as well as the recommendations of the Special Committee and the Fairness Opinion (as defined below), among other matters, in approving the Business Combination Agreement and in recommending that HSPO Shareholders approve the Business Combination Agreement and the Transactions. See “Proposal No. 1 — The Business Combination Proposal — Interests of  HSPO’s Sponsor, Directors and Officers in the Transactions” beginning on page [113] of this proxy statement/prospectus.

Q:	Did the Special Committee obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Transactions?

A:

The Special Committee has obtained a fairness opinion from Revere Securities, LLC dated September 12, 2024 (the “Fairness Opinion”) which has been shared with HSPO Board. The HSPO Board has not obtained nor will it obtain an additional updated fairness opinion prior to the Merger Closing. The operations and prospects of Squirrel, general market and economic conditions, and other factors that may be beyond the control of HSPO and Squirrel, and on which the Fairness Opinion was based, may alter the value of HSPO or Squirrel or the price of HSPO’s securities by the time the Transactions are completed. The Fairness Opinion does not speak to any date other than the date of such opinion, and as such, the opinion will not address the fairness of the merger consideration, from a financial point of view, at any date after the date of such opinion, including at the time the Transactions are completed. For a description of the opinion, see “Proposal No. 1 — The Business Combination Proposal — Basis for the Board’s Recommendation — Fairness Opinion.”

Q:	Is HSPO subject to the Investment Company Act of 1940?

A:

HSPO’s registration statement on Form S-1 in connection with the HSPO IPO (File No. 333-268578) was declared effective by the SEC on December 21, 2022 and HSPO completed the HSPO IPO on December 27, 2022. Since HSPO is a blank check company, the efforts of its management since the completion of the HSPO IPO have been focused on searching for a target business with which to consummate a business combination.

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On January 24, 2024, the SEC adopted the final rules (the “SPAC Final Rules”), relating to, among the others, the extent to which special purpose acquisition companies (“SPACs”) could become subject to regulation under the Investment Company Act. The SPAC Final Rules provide that whether a SPAC is an investment company subject to the Investment Company Act is based on particular facts and circumstances. The duration of a SPAC is not the sole determinant, but one of the long-standing factors to consider in the determination of a SPAC’s status under the Investment Company Act. A SPAC could be deemed as an investment company at any stage of its operation. The determination of a SPAC’s status as an investment company includes analysis of a SPAC’s activities, depending upon the facts and circumstances, including but not limited to, the nature of SPAC assets and income, the activities of a SPAC’s officers, directors and employees, the duration of a SPAC, the manner in which a SPAC holds itself out to investors, and the merger of a SPAC with an investment company. The SPAC Final became effective on July 1, 2024.

Since the consummation of the HSPO IPO, HSPO have deposited the proceeds of the HSPO IPO and the Private Placement in connection with the HSPO IPO (including proceeds of the full exercise of over-allotment options and the Private Placement in connection with such exercise), net of certain expenses and working capital, into the Trust Account to invest in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. As a result, it is possible that a claim could be made that HSPO has been operating as an unregistered investment company. If HSPO was deemed to be an investment company for purposes of the Investment Company Act, it might be forced to abandon its efforts to complete an initial business combination and instead be required to liquidate. If HSPO is required to liquidate, its investors would not be able to realize the benefits of owning stock in a successor operating business, such as any appreciation in the value of HSPO’s securities following such a transaction, HSPO Warrants and HSPO Rights would expire worthless and HSPO Ordinary Shares would have no value apart from their pro rata entitlement to the funds then-remaining in the Trust Account.

The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, there is a greater risk that HSPO may be considered an unregistered investment company, in which case HSPO may be required to liquidate. HSPO is currently assessing the relevant risks.

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Q:	I am a HSPO Public Shareholder. Do I have redemption rights?

A:

Yes. Pursuant to HSPO’s amended and restated memorandum and articles of association (the “HSPO Charter”), in connection with the completion of the Transactions, HSPO Public Shareholders may elect to have their HSPO Public Shares redeemed for cash at the applicable redemption price per share calculated in accordance with the HSPO Charter. For illustrative purposes, as of the Record Date, this would have amounted to approximately $[•] per share less any owed but unpaid taxes on the funds in the Trust Account. There are currently no owed but unpaid taxes on the funds in the Trust Account. However, the proceeds deposited in the Trust Account could become subject to the claims of HSPO’s creditors, if any, which would have priority over the claims of HSPO Shareholders. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims. It is expected that the funds to be distributed to HSPO Public Shareholders electing to redeem their shares shall be distributed promptly after the consummation of the Transactions. If a HSPO Public Shareholder exercises its redemption rights, then such holder shall be exchanging its HSPO Public Shares for cash. Such a HSPO Public Shareholder shall be entitled to receive cash for its HSPO Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to HSPO’s transfer agent, Continental Stock Transfer & Trust Company (“Continental”), two (2) business days prior to the Extraordinary General Meeting. A HSPO Public Shareholder, together with any affiliate of such holder and any person with whom such holder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), may not seek to have more than 15% of the aggregate shares redeemed without the consent of HSPO. The HSPO Charter provides that the Transactions shall not be consummated if, upon the consummation of the Transactions, HSPO does not have at least $5,000,001 in net tangible assets after giving effect to the payment of amounts that HSPO shall be required to pay to redeeming shareholders upon consummation of the Transactions. See “Extraordinary General Meeting of HSPO Shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Q:	Will how I vote affect my ability to exercise redemption rights?

A:

No. You may exercise your redemption rights regardless of whether you vote or, if you vote, irrespective of whether you vote “FOR” or “AGAINST” the Business Combination Proposal, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal, the Name Change Proposal or the Adjournment Proposal. As a result, the Business Combination Agreement can be approved by shareholders who shall redeem their shares and no longer remain shareholders, leaving shareholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market for its shares, fewer shareholders and the potential inability to meet the Nasdaq listing standards.

Q:	How do I exercise my redemption rights?

A:	If you are a HSPO Public Shareholder and wish to exercise your right to have your HSPO Public Shares redeemed, you must:

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•

submit a written request to Continental, HSPO’s transfer agent, in which you (i) request that HSPO redeem all or a portion of your HSPO Ordinary Shares for cash and (ii) identify yourself as the beneficial holder of the HSPO Ordinary Shares and provide your legal name, phone number and address;

•	deliver your share certificates (if any) and other redemption forms (as applicable) to Continental physically or electronically through The Depository Trust Company (“DTC”); and

•

complete the procedures for electing to redeem their shares in the manner described above prior to or on [__], two business days before the scheduled Extraordinary General Meeting in order for their shares to be redeemed.

The address of Continental, HSPO’s transfer agent, is listed under the question “Who can help answer my questions?” below.

If a HSPO Public Shareholder properly exercises its right to redeem all or a portion of the HSPO Public Shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, HSPO will redeem such public shares for a per share price, payable in cash, equal to the pro rata portion of the amount on deposit in the Trust Account as of two business days prior to the consummation of the Transactions, including interest earned on the funds held in the Trust Account and not previously released to HSPO to pay our taxes (less up to $100,000 of interest to pay dissolution expenses). For illustrative purposes, as of the Record Date, this would have amounted to approximately $[•] per share less any owed but unpaid taxes on the funds in the Trust Account. There are currently no owed but unpaid income taxes on the funds in the Trust Account. However, the proceeds deposited in the Trust Account could become subject to the claims of HSPO’s creditors, if any, which would have priority over the claims of HSPO Shareholders. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims. It is expected that the funds to be distributed to HSPO Shareholders electing to redeem their shares shall be distributed promptly after the consummation of the Transactions.

A holder of HSPO Ordinary Shares, together with any affiliate of such holder and any person with whom such holder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), may not seek to have more than 15% of the aggregate shares redeemed without the consent of HSPO.  Under the HSPO Charter, the Transactions may not be consummated if HSPO has net tangible assets of less than $5,000,001 either immediately prior to or upon consummation of the Transactions after taking into account the redemption for cash of all HSPO Public Shares properly demanded to be redeemed by holders of HSPO Ordinary Shares.

Any request for redemption, once made by a holder of shares, may not be withdrawn once submitted to HSPO unless the HSPO Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may or may not do in whole or in part).

Any corrected or changed written exercise of redemption rights must be received by Continental, HSPO’s transfer agent, prior to the vote taken on the Business Combination Proposal at the Extraordinary General Meeting. No request for redemption shall be honored unless the holder’s share certificates (if any) and other redemption forms (as applicable) have been delivered (either physically or electronically) to Continental, at least two business days prior to the vote at the Extraordinary General Meeting.

If you exercise your redemption rights, then you shall be exchanging your HSPO Ordinary Shares share certificates (if any) for cash and shall not be entitled to PubCo Ordinary Shares upon consummation of the Transactions.

See “Extraordinary General Meeting of HSPO Shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

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Q:	If I am a holder of HSPO Warrants, can I exercise redemption rights with respect to my HSPO Warrants?

A:

HSPO has the ability to redeem outstanding HSPO Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of HSPO Ordinary Shares equals or exceeds $16.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which HSPO gives proper notice of such redemption and provided certain other conditions are met. While HSPO Ordinary Shares has not exceeded the $16.00 per share threshold at which HSPO Warrants would become redeemable since the announcement of the Transactions, there is no assurance that the price of PubCo Ordinary Shares will not exceed the threshold.

Notice of redemption shall be mailed by first class mail, postage prepaid, by HSPO not less than 30 days prior to the date fixed by HSPO for the redemption to the registered holders of the HSPO Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. HSPO will not redeem the HSPO Warrants unless a registration statement under the Securities Act covering the HSPO Ordinary Shares issuable upon exercise of the HSPO Warrants is effective and a current prospectus relating to those HSPO Ordinary Shares is available throughout the 30-day redemption period, except if the HSPO Warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the HSPO Warrants become redeemable by HSPO, HSPO may exercise its redemption right even if HSPO is unable to register or qualify the underlying securities for sale under all applicable state securities laws. If HSPO elects to redeem the HSPO Warrants on a cashless basis, then HSPO will not receive any cash proceeds from the exercise of such HSPO Warrants. See “Risk Factors —  HSPO may redeem the unexpired HSPO Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your HSPO Warrants worthless.”

Q:	How do the HSPO Warrants differ from the Private Warrants, and what are the related risks for any holder of HSPO Warrants post-Transactions?

A:

The Private Warrants have terms and provisions that are identical to the HSPO Warrants except that the Private Warrants are entitled to registration rights. The Private Warrants (including the HSPO Ordinary Shares issuable upon exercise of the Private Warrants) will not be transferable, assignable or saleable until the completion of HSPO’s initial business combination except to permitted transferees, subject to certain exceptions.

Q:	If I am a holder of the HSPO Units, can I exercise redemption rights with respect to my HSPO Units?

A:

No. You can only exercise redemption rights with respect to your HSPO Public Shares. Holders of outstanding HSPO Units must separate the underlying HSPO Public Shares and HSPO Warrants prior to exercising redemption rights with respect to the HSPO Public Shares.

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If you hold HSPO Units registered in your own name, you must deliver the certificate for such units to Continental, our transfer agent, with written instructions to separate such units into HSPO Public Shares, HSPO Warrants and HSPO Rights.

This must be completed far enough in advance to permit the mailing of the HSPO Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of the HSPO Public Shares from the HSPO Units. See “How do I exercise my redemption rights?” above. The address of Continental is listed under the question “Who can help answer my questions?” below.

If a broker, dealer, commercial bank, trust company, or other nominee holds your HSPO Units, you must instruct such nominee to separate your HSPO Units. Your nominee must send written instructions by facsimile to Continental, our transfer agent. Such written instructions must include the number of HSPO Units to be separated and the nominee holding such HSPO Units. Your nominee must also initiate electronically, using DTC’s deposit/withdrawal at custodian (DWAC) system, a withdrawal of the relevant HSPO Units and a deposit of an equal number of HSPO Public Shares and HSPO Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the Public Shares from the HSPO Units. While this is typically completed electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated from your HSPO Units in a timely manner, you will likely not be able to exercise your redemption rights.

Q:	What happens if a substantial number of HSPO Shareholders vote in favor of the Business Combination Proposal and the Merger Proposal and exercise their redemption rights?

A:

HSPO Shareholders may vote in favor of the Business Combination Proposal and the Merger Proposal and exercise their redemption rights. Accordingly, the Transactions may be consummated even though the funds available from the Trust Account and the number of HSPO Shareholders are substantially reduced as a result of redemption by HSPO Shareholders. The HSPO Charter provides that the Transactions shall not be consummated if, upon the consummation of the Transactions, HSPO does not have at least $5,000,001 in net tangible assets after giving effect to the payment of amounts that HSPO shall be required to pay to redeeming shareholders upon consummation of the Transactions. However, pursuant to the Sponsor Support Agreement dated as of September 16, 2024 by and among HSPO, PubCo and the Sponsor (the “Sponsor Support Agreement”), the Sponsor has agreed not to redeem its HSPO Ordinary Shares. In the event of significant redemptions, with fewer shares and fewer HSPO Shareholders, the trading market for PubCo Ordinary Shares may be less liquid than the market for HSPO Ordinary Shares was prior to the Transactions. In addition, in the event of significant redemptions, PubCo may not be able to meet the Nasdaq listing standards. It is a condition to consummation of the Transactions in the Business Combination Agreement that the PubCo Ordinary Shares to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof. PubCo and HSPO have certain obligations in the Business Combination Agreement to use commercially reasonable efforts in connection with the Transactions, including with respect to satisfying the Nasdaq listing condition.

Q:	Do I have appraisal or dissenters’ rights if I object to the proposed Transactions?

A:

Holders of record of HSPO Ordinary Shares may have appraisal rights in connection with the Merger under the Cayman Companies Act (“Dissent Rights”). Holders of record of HSPO Ordinary Shares wishing to exercise such Dissent Rights and make a demand for payment of the fair value for his, her or its HSPO Ordinary Shares must give written objection to the Merger to HSPO prior to the shareholder vote at the Extraordinary General Meeting to approve the Merger and follow the procedures set out in Section 238 of the Cayman Companies Act, noting that any such dissenter rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Companies Act which states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under Section 238(5) of the Cayman Companies Act provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. If any HSPO Shareholder exercises Dissent Rights, then HSPO and PubCo may elect to consummate the Merger after the expiry date of the period allowed for written notice of an election to dissent under Section 238(5) of the Cayman Companies Act in order to invoke the exemption under Section 239 of the Cayman Companies Act, in which case dissenter rights will no longer be available. It is HSPO’s view that such fair market value would equal the amount which shareholders would obtain if they exercised their redemption rights as described herein. A HSPO Shareholder which elects to exercise Dissent Rights must do so in respect of all of the HSPO Ordinary Shares that person holds and will lose their right to exercise their redemption rights as described herein. See “Extraordinary General Meeting of HSPO Shareholders — Appraisal or Dissenters’ Rights.”

HSPO Shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Act.

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Q:	Can I exercise redemption rights and appraisal or dissenters’ rights under the Cayman Islands Companies Act?

A:

No. Any HSPO Public Shareholder who elects to exercise Dissent Rights (which dissent rights are discussed in the section titled “Do I have appraisal or dissenters’ rights if I object to the proposed Transactions??”) will lose their right to have their HSPO Public Shares redeemed. The certainty provided by the redemption process may be preferable for HSPO Public Shareholders wishing to exchange their HSPO Public Shares for cash. This is because Dissent Rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Companies Act which states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under Section 238(5) of the Cayman Companies Act provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange, in which case any HSPO Public Shareholder who has sought to exercise Dissent Rights would only be entitled to receive the merger consideration.

Q:	I am a HSPO warrant holder. Why am I receiving this proxy statement/prospectus?

A:

As a holder of HSPO Warrants, each of which shall, pursuant to the Business Combination Agreement, be automatically converted into one PubCo Warrant exercisable for PubCo Ordinary Shares in accordance with its terms, you shall be entitled to purchase such number of PubCo Ordinary Share at a purchase price of $11.50 upon consummation of the Transactions pursuant to the Warrant Assumption Agreement. This proxy statement/prospectus includes important information about PubCo, Squirrel and the business of Squirrel. Since holders of HSPO Warrants shall become holders of PubCo Warrants and may become holders of PubCo Ordinary Shares upon consummation of the Transactions, we urge you to read the information contained in this proxy statement/prospectus carefully.

Q:	What happens to the funds deposited in the Trust Account after consummation of the Transactions?

A:

Of the net proceeds of the HSPO IPO (including the net proceeds of the underwriters’ exercise of their over-allotment option) and simultaneous private placements, a total of $70,207,500 was placed in the Trust Account immediately following the HSPO IPO. After consummation of the Transactions, the funds in the Trust Account shall be released to pay holders of the HSPO Public Shares who exercise redemption rights and to pay fees and expenses incurred in connection with the Transactions (including fees of an aggregate of approximately $2,415,000 to the underwriter in connection with the HSPO IPO). Any remaining funds shall remain on the balance sheet of PubCo after the Merger Closing in order to fund PubCo’s existing operations and support new and existing growth initiatives.

Since the consummation of the HSPO IPO, HSPO have deposited the proceeds of the HSPO IPO and the private placement consummated concurrently with the HSPO IPO (the “Private Placement”) in connection with the HSPO IPO (including proceeds of the full exercise of over-allotment options and the Private Placement in connection with such exercise), net of certain expenses and working capital, into the Trust Account to invest in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. As a result, it is possible that a claim could be made that HSPO has been operating as an unregistered investment company. If HSPO was deemed to be an investment company for purposes of the Investment Company Act, it might be forced to abandon its efforts to complete an initial business combination and instead be required to liquidate. If HSPO is required to liquidate, its investors would not be able to realize the benefits of owning stock in a successor operating business, such as any appreciation in the value of HSPO ’s securities following such a transaction, HSPO Warrants and HSPO Rights would expire worthless and HSPO Ordinary Shares would have no value apart from their pro rata entitlement to the funds then-remaining in the Trust Account.

The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, there is a greater risk that HSPO may be considered an unregistered investment company, in which case HSPO may be required to liquidate. HSPO is currently assessing the relevant risks. See “Is HSPO subject to the Investment Company Act of 1940?” above.

Q:	What happens if the Transactions are not consummated?

A:

HSPO has until September 27, 2024 (or up to December 27, 2024, if fully extended, or such later date as may be approved by HSPO Shareholders in an amendment to the HSPO Charter), to complete a business combination. If HSPO does not complete the Transactions with Squirrel, for whatever reason, by December 27, 2024, if fully extended (or such later date as may be approved by HSPO Shareholders in an amendment to the HSPO Charter), HSPO may search for another target business with which to complete a business combination. If HSPO is not able to complete a business combination by December 27, 2024, if fully extended (or such later date as may be approved by HSPO Shareholders in an amendment to the HSPO Charter), HSPO must redeem 100% of the HSPO Public Shares, at a per-share price, payable in cash, equal to the amount then held in the Trust Account (less taxes payable and up to $100,000 interest to pay dissolution expenses) divided by the number of then-outstanding HSPO Public Shares.

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Q:	When do you expect the Transactions to be completed?

A:

The Transactions are expected to be consummated promptly following the satisfaction, or waiver, of the conditions precedent to Merger Closing set forth in the Business Combination Agreement, including the approval of the Business Combination Proposal, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal, the Name Change Proposal by the holders of HSPO Ordinary Shares. For a description of the conditions for the completion of the Transactions, see “The Business Combination Agreement and Other Transaction Documents — Conditions to Merger Closing.” However, there can be no assurance that such conditions will be satisfied or waived or that the Transactions will occur.

Q:	What else do I need to do now?

A:

HSPO urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Transactions shall affect you as a shareholder of HSPO. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	How do I attend the Extraordinary General Meeting?

A:

The Extraordinary General Meeting shall be held on [__], at [__] a.m., Eastern Time, at the offices of Robinson & Cole LLP located at 666 Third Avenue, 20th Floor, New York, NY 10017, and virtually via teleconference using the dial-in information: [__], or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned.

Shareholders may attend the Extraordinary General Meeting in person, and you are also encouraged to attend the Extraordinary General Meeting virtually at your convenience.

Q:	How do I vote?

A:

If you were a holder of record of HSPO Ordinary Shares on the Record Date, you may vote with respect to the proposals in person or virtually at the Extraordinary General Meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

If you were a holder of record of HSPO Ordinary Shares, you may vote in person at the Extraordinary General Meeting or by submitting a proxy for the Extraordinary General Meeting. Whether or not you plan to attend the Extraordinary General Meeting in person, we urge you to vote by proxy to ensure your vote is counted. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed, postage-paid envelope. You may still attend the special meeting and vote in person if you have already voted by proxy.

If your HSPO Ordinary Shares are held in “street name” by a broker or other agent, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the Extraordinary General Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the Extraordinary General Meeting unless you request and obtain a valid proxy from your broker or other agent.

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Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

No. As disclosed in this proxy statement/prospectus, your broker, bank or nominee cannot vote your shares on the Business Combination Proposal, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal, and the Name Change Proposal unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. If you are a HSPO Shareholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposal, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal, the Name Change Proposal or the Adjournment Proposal. Such abstentions and broker non-votes will have no effect on the vote count for any of the Proposals.

Q:	May I change my vote after I have mailed my signed proxy card?

A:

Yes. If you have submitted a proxy to vote your shares and wish to change your vote, you may do so by delivering a later dated, signed proxy card to [Name of proxy solicitor], our proxy solicitor, prior to the date of the Extraordinary General Meeting or by voting in person at the Extraordinary General Meeting. Attendance at the Extraordinary General Meeting alone will not change your vote. You also may revoke your proxy by sending a notice of revocation to: [Name and address of proxy solicitor].

If your shares are held of record by a brokerage firm, bank or other nominee, you must instruct your broker, bank or other nominee that you wish to change your vote by following the procedures on the voting instruction form provided to you by the broker, bank or other nominee. If your shares are held in street name, and you wish to attend the Extraordinary General Meeting and vote at the Extraordinary General Meeting, you must bring to the Extraordinary General Meeting a legal proxy from the broker, bank or other nominee holding your shares, confirming your beneficial ownership of the shares and giving you the right to vote your shares.

Q:	What happens if I fail to take any action with respect to the Extraordinary General Meeting?

A:

If you fail to take any action with respect to the Extraordinary General Meeting (or the related redemption of your shares) and the Transactions are approved by shareholders and consummated, you shall become a shareholder of PubCo. If you fail to take any action with respect to the Extraordinary General Meeting and the Transactions are not approved, you shall continue to be a shareholder of HSPO.

Q:	What should I do if I receive more than one set of voting materials?

A:

Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you shall receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you shall receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your HSPO Ordinary Shares.

Q:	What happens if I sell my HSPO Ordinary Shares before the Extraordinary General Meeting?

A:

The Record Date for the Extraordinary General Meeting is earlier than the date of the Extraordinary General Meeting and earlier than the date the Transactions are expected to be completed. If you transfer your shares after the Record Date, but before the Extraordinary General Meeting date, unless you grant a proxy to the transferee, you shall retain your right to vote at the Extraordinary General Meeting.

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Q:	Who will solicit and pay the cost of soliciting proxies for the Extraordinary General Meeting?

A:

HSPO will pay the cost of soliciting proxies for the Extraordinary General Meeting. HSPO has engaged [Name of proxy solicitor] to assist in the solicitation of proxies for the Extraordinary General Meeting. HSPO has agreed to pay [Name of proxy solicitor] a fixed fee of $[•], plus disbursements. HSPO will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of HSPO Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of HSPO Ordinary Shares and in obtaining voting instructions from those owners. HSPO’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Where can I find the voting results of the Extraordinary General Meeting?

A:

The preliminary voting results will be announced at the Extraordinary General Meeting. HSPO will publish the final voting results of the Extraordinary General Meeting in a Current Report on Form 8-K within four business days after the Extraordinary General Meeting.

Q:	Who can help answer my questions?

A:	If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact HSPO’s proxy solicitor as follows:

[Name of proxy solicitor] [Address of proxy solicitor] Attn: [•] Toll Free: [•] Collect: [•] Email: [•]

To obtain timely delivery, shareholders must request the materials no later than [•], 2024, or five business days prior to the Extraordinary General Meeting.

You may also obtain additional information about HSPO from documents filed with the SEC by following the instructions in “Where You Can Find More Information.”

If you are a holder of HSPO Ordinary Shares and you intend to seek redemption of your shares, you shall need to deliver your shares (either physically or electronically) to HSPO’s transfer agent at the address below at least two business days prior to the Extraordinary General Meeting. If you have questions regarding the certification of your position or delivery of your shares for redemption, please contact HSPO’s transfer agent as follows:

[Name, address and email of transfer agent]

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SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Extraordinary General Meeting, including the Transactions, you should read this entire document carefully, including the Business Combination Agreement attached as Annex A. To this proxy statement/prospectus. The Business Combination Agreement is the legal document that governs the Transactions and the other transactions that shall be undertaken in connection with the Transactions. It is also described in detail in this proxy statement/prospectus in “The Business Combination Agreement and Other Transaction Documents.”

The Parties to the Transactions

Squirrel

Squirrel provides brand marketing and strategy consulting solutions to brands. Squirrel helps brands expand and grow their businesses by providing a combination of brand marketing solutions, including digital marketing, blockbuster product development, and brand image enhancement, as well as strategy consulting solutions. It harnesses the power of technology, innovation and creation to drive significant business growth for a wide array of blue-chip and start-up companies in China.

Squirrel has a novel methodology of brand marketing and strategy consulting, combining rational marketing with emotional marketing, which has distinguished ourselves from our competitors. It uses rational brand marketing to prove products’ quality and usefulness by listing products’ benefits, or quoting facts or statistics. By contrast, it leverages emotional marketing to appeal directly to consumers’ emotional state, needs and aspirations. By combining rational and emotional brand marketing, Squirrel is able to help its brand clients to demonstrate their products’ advantages as well as to win consumers’ fondness and trusts. By engaging with consumers and understanding their specific and evolving needs, Squirrel helps brands forge a profound emotional connection with consumers. Typically Squirrel uses storytelling in its brand marketing solutions to help brands engage with consumers. A compelling brand narrative that encapsulates brands’ ethos and cultural identity is crucial for establishing an emotional bond with consumers. This narrative is the thread that weaves through all consumer touchpoints, creating a cohesive brand experience.

Squirrel has a proprietary AIGC platform, which  has been applied in video editing and placement for advertisements it made for its clients as of the date of this proxy statement/prospectus. Squirrel’s AIGC platform is able to automatically produce marketing content and present operational data provided by third-party marketing platforms, including video views, clicks, and conversion rate, enabling it to have detailed insights for strategic planning and marketing campaign optimization, delivering a full 360-degree view of our marketing efforts.

Squirrel has served a diverse base of more than 300 brands across more than ten industries since  its inception.  In particular, Squirrel served 48, 50, 20 and 25 brands in the fiscal years ended September 30, 2022 and 2023 and the six months ended March 31, 2023 and 2024, respectively. Its profound cross-industry insight obtained from years of operations and outstanding service capabilities and quality make it appealing to brands across a broad spectrum of industries, including, manufacturing, IT, enterprise services, automobile, consumer goods, appliances, and home renovation. Squirrel values stable, cooperative relationships with brands, and has accumulated extensive client resources over a decade.

Shenzhen Squirrel is a PRC company incorporated in October 2016, which is an indirect subsidiary of PubCo. The mailing address of Squirrel’s principal executive office is Room A, Floor 34, Baishida Mansion, No. 2 Taining Road, Luohu District, Shenzhen, Guangdong Province, China and its contact number is +86075525725072. Squirrel’s corporate website address is https://www.songshucm.com/. Squirrel’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus. After the consummation of the Transactions at the Closing on the Closing Date, Shenzhen Squirrel will continue to be an indirect subsidiary of PubCo.

HSPO

HSPO is a blank check company incorporated on June 14, 2022, as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses.

HSPO presently has no revenue, has had losses since inception from incurring formation and operating costs and have had no operations other than identifying and evaluating suitable acquisition transaction candidates. HSPO has relied upon the working capital available to it following the consummation of the HSPO IPO and the Private Placement to fund its operations, as well as the funds loaned by the Sponsor, HSPO’s officers and directors, and/or their affiliates.

HSPO Units are traded on Nasdaq under the symbol “HSPOU,” HSPO Ordinary Shares under the symbol “HSPO,” HSPO Warrants under the symbol “HSPOW,” and HSPO Rights under the symbol “HSPOR,” respectively.

HSPO’s principal executive office is located at 1412 Broadway, 21st Floor, Suite 21V, New York, NY 10018, and its telephone number is +1 (646) 257-5537.

PubCo

PubCo was incorporated under the laws of Cayman Islands on May 13, 2024, solely for the purpose of effectuating the Transactions. Immediately following the Transactions, PubCo will be an “emerging growth company” as defined in the JOBS Act and qualify as a foreign private issuer as defined in Rule 3b-4 under the Exchange Act.

The mailing address of the PubCo is Room A Floor 34, Baishida Mansion, No. 2 Taining Road, Luohu District, Shenzhen, Guangdong Province, China, which will continue to be the mailing address and principal executive office of PubCo following the consummation of the Transactions. The telephone number of PubCo following the consummation of the Transactions will be +86075525725072.

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The following diagram illustrates in simplified terms the corporate structure of PubCo immediately prior to the consummation of the Transactions.

The Holding Foreign Companies Accountable Act (“HFCAA”) would subject PubCo to a number of prohibitions, restrictions and potential delisting if either it or its auditor were designated as an “HFCAA Issuer” or an auditor listed on an HFCAA Determination List, respectively, each as described further herein. An HFCAA Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If identified as an HFCAA Issuer, PubCo would be prevented from using an auditor that the Public Company Accounting Oversight Board of the U.S., or PCAOB, determines it could not inspect or fully investigate and would (i) prohibit the trading of securities of a company and (ii) require delisting of a company from U.S. national securities exchanges if the PCAOB is unable to inspect its public accounting firm for three consecutive years. As of the date of this proxy statement/prospectus, the auditor of PubCo, HTL International, LLC, is not among the auditor firms listed on the HFCAA Determination List, which identifies all of the auditor firms that the PCAOB is not able to inspect.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in Mainland China and Hong Kong. The agreement includes detailed and specific commitments from the CSRC that would allow PCAOB inspections and investigations meeting U.S. standards, such as (i) independent discretion by the PCAOB to select any issuer audits for inspection or investigation in accordance with the Sarbanes-Oxley Act; (ii) direct access by the PCAOB to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) unfettered ability by the PCAOB to transfer information to the SEC in accordance with the Sarbanes-Oxley Act; and (iv) procedures for PCAOB inspectors to see complete audit work papers without any redactions. Implementation of the aforementioned framework is subject to uncertainties and will affect the PCAOB’s actual ability to inspect and thoroughly investigate audit firms in Mainland China and Hong Kong.

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HoldCo

HoldCo is an exempted company limited by shares incorporated under the laws of the Cayman Islands and the parent of PubCo. HoldCo was formed solely for the purpose of effecting the Transactions and has not carried on any activities other than those in connection with the Transactions. The address and telephone number for HoldCo’s principal executive offices are the same as those for PubCo.

Merger Sub

Merger Sub is an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo. Merger Sub was formed solely for the purpose of effecting the Transactions and has not carried on any activities other than those in connection with the Transactions. The address and telephone number for Merger Sub’s principal executive offices are the same as those for PubCo.

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The Business Combination Proposal

The Business Combination Agreement

On September 16, 2024, HSPO, HoldCo, PubCo and Merger Sub entered into the Business Combination Agreement .

Pursuant to the Business Combination Agreement, among other things, (a) HoldCo will merge with and into PubCo in accordance with the Cayman Companies Act, whereupon the separate existence of HoldCo will cease, and PubCo will be the surviving company, and (b) at least one (1) business day after the Reorganization Closing, Merger Sub will merge with and into HSPO in accordance with the Cayman Companies Act, whereupon the separate existence of Merger Sub will cease, and HSPO will be the surviving company. As a result of the Reorganization and the Merger, among other things, (a) all of the issued and outstanding securities of HoldCo immediately prior to the Reorganization Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive a certain number of securities of PubCo as described below, and (b) all of the issued and outstanding securities of HSPO immediately prior to the Merger Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of PubCo, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Cayman Companies Act and other applicable laws. The Reorganization, the Merger and each of the other transactions contemplated by the Business Combination Agreement or any of the other relevant transactional documents are collectively referred to as the “Transactions.”

Pursuant to the Business Combination Agreement, each HoldCo Ordinary Shares issued and outstanding immediately prior to the Reorganization Effective Time, subject to certain exceptions, shall be cancelled and automatically converted into the right to receive, without interest, such number of the newly issued PubCo Ordinary Shares that is equal to a ratio, being equal to a fraction: (A) the numerator of which is $200,000,000 divided by $10.00 per share , and (B) the denominator of which is the total number of HoldCo Ordinary Shares issued and outstanding immediately prior to the Reorganization Effective Time. See “The Business Combination Agreement and Other Transaction Documents — The Business Combination Agreement” for more information.

Related Agreements and Documents

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, on September 16, 2024, the Sponsor entered into the Sponsor Support Agreement with HSPO, HoldCo and PubCo, pursuant to which the Sponsor agreed to, among other things, (i) to vote all the HSPO Ordinary Shares it holds in favor of each of the shareholder proposals in connection with the Transactions, (ii) waive its redemption rights with respects to the HSPO Ordinary Shares it held as of the date of the Sponsor Support Agreement (the “Sponsor Subject Shares”), and (iii) not to transfer any Sponsor Subject Shares it holds prior to the earlier of the termination of the Business Combination Agreement or the consummation of the Transactions subject to certain exceptions. The Sponsor has further agreed to enter into the Lock-Up Agreement with PubCo immediately prior to the Merger Effective Time.

Shareholder Support Agreement

In connection with the execution of the Business Combination Agreement, on September 16, 2024, HSPO, PubCo, HoldCo, and Squirrel Holdings BVI the controlling shareholder of HoldCo, entered into a Shareholder Support Agreement (the “Shareholder Support Agreement”), pursuant to which Squirrel Holdings BVI agreed to, among other things, (i) not to transfer any HoldCo Ordinary Shares before the Reorganization Closing, or the newly issued PubCo Ordinary Shares upon the conversion of such HoldCo Ordinary Shares that Squirrel Holdings BVI will receive in connection with the Reorganization after the Reorganization Closing (collectively, the “Shareholder Subject Shares”) until the Merger Closing without the written consent of other parties thereto subject to certain exceptions, (ii) to vote all the Shareholder Subject Shares in favor of proposals in connection with the Transactions, and (iii) to vote all the Shareholder Subject Shares against the proposals in connection with other alternative business combinations other than the Transactions with HSPO.

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Form of Shareholder Lock-up Agreement

Prior to the Merger Effective Time, PubCo, the Sponsor and Squirrel Holdings BVI will enter into a lock-up agreement (the “Shareholder Lock-Up Agreement”), pursuant to which each of the Sponsor and Squirrel Holdings BVI will agree not to, among other things, transfer any Lock-up Shares (as defined below) during the Lock-up Period (as defined below).

The “Lock-up Shares” means, with respect to Squirrel Holdings BVI, PubCo Ordinary Share Squirrel Holdings BVI holds immediately after the Merger Closing, and with respect to the Sponsor, PubCo Ordinary Share issuable to the Sponsor and/or its assignees in exchange of the Founder Shares the Sponsor holds upon the Merger Closing.

The “Lock-up Period” means with respect to 50% of the Lock-up Shares, the period commencing on the Merger Closing Date and ending on the date that is the earlier to occur of (A) six months after the Merger Closing Date, or (B) the date on which the closing price of each PubCo Ordinary Share equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Merger Closing Date, and with respect to the remaining 50% of the Lock-up Shares the period commencing on the Merger Closing Date and ending on the date that is six months after the Merger Closing Date.

Form of Registration Rights Agreement

The Business Combination Agreement contemplates that, prior to the Merger Effective Time, PubCo,  the Sponsor, Squirrel Holdings BVI and certain other parties thereto will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which PubCo will grant certain registration rights with respect to PubCo securities held by such holders following the Merger Closing.

Form of Warrant Assumption Agreement

The Business Combination Agreement contemplates that, immediately prior to or upon the Merger Effective Time, PubCo, HSPO and Continental, as warrant agent, (the “Warrant Agent”) will enter into an assignment, assumption and amended & restated warrant agreement (the “Warrant Assumption Agreement”), which amends that certain Warrant Agreement, dated as of December 21, 2022, by and between HSPO and the Warrant Agent (the “Existing Warrant Agreement”), pursuant to which (a) HSPO will assign to PubCo, and PubCo will assume, all of HSPO’s right, title and interest in and to the Existing Warrant Agreement, and (b) each whole HSPO Warrant shall be modified to no longer entitle the holder to purchase HSPO Ordinary Shares and instead acquire an equal number of PubCo Ordinary Shares per HSPO Warrant, subject to adjustment as described therein.

See “The Business Combination Agreement and Other Transaction Documents — The Business Combination Agreement — Related Agreements and Documents” for more information.

HSPO Board’s Reasons for the Approval of the Transactions

For additional information on the set of factors and risks that HSPO Board weighted and considered, and the reasoning for approving the Transactions, see “Proposal No. 1 — The Business Combination Proposal — HSPO Board’s Reasons for the Approval of the Transactions.”

Squirrel’s Reasons for Engaging in the Transactions

In the course of reaching its decision to engage in the Transactions, Squirrel’s board held numerous meetings, consulted with Squirrel's management, its advisors and legal counsels, and reviewed and assessed a significant amount of information including HSPO’s public filings with the SEC and the credential and experience of HSPO’s sponsor, directors and officers. Ultimately, Squirrel’s board concluded that the Transactions, together with the potential liquidity provided by HSPO, was an appropriate option to generate capital resources to support the advancement of Squirrel’s business operations and future expansion.

Additional reasons and benefits that Squirrel’s board considered include the following:

•	the Transactions will provide current Squirrel shareholders with greater liquidity by owning publicly-traded shares, and expanding both the access to capital for Squirrel and the range of investors potentially available as a public company, compared to the investors Squirrel could otherwise gain access to if it continued to operate as a privately-held company;

•	the potential benefits from increased public market awareness of Squirrel and its business;

•	the ability to obtain a national stock exchange listing; and

•	the likelihood that the Transactions will be completed on a timely basis.

Squirrel’s board also considered a number of uncertainties, risks and potential detriments in its deliberations concerning the Transactions, including the following:

•	the possibility that the Transactions might not be completed and the potential adverse effect of the public announcement of the Transactions on Squirrel’s reputation and ability to obtain financing in the future in the event the Transaction are not completed;

•	the risk that the Transactions might not be completed in a timely manner;

•	the costs involved in connection with completing the Transactions;

•	the time and effort of Squirrel’s management required to complete the Transactions and the related disruptions or potential disruptions to Squirrel’s business operations and future prospects, including their relationships with employees, suppliers and partners and others that do business or may do business in the future with Squirrel;

•	the additional expenses and obligations that Squirrel will incur following the completion of the Transactions that Squirrel has not previously been required to comply with, and the operational changes to Squirrel's business, in each case that result from being a public company; and

•	various other risks associated with HSPO, the Transactions, including the risks described in the section entitled “Risk Factors” of this proxy statement/prospectus.

In light of the number of factors it considered in connection with its evaluation of the Transactions including, but not limited to, the factors discussed above, Squirrel’s board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. Squirrel’s board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of Squirrel’s board may have given different weight to different factors. This explanation of Squirrel’s board's reasons for the Transactions and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”

The foregoing information is not intended to be exhaustive, but summarizes the material factors considered by Squirrel’s board in its consideration of the Transactions. Squirrel’s board concluded that the benefits, advantages and opportunities of the Transactions outweighed the uncertainties and risks described above. After considering these and other factors, Squirrel’s board approved the Transactions.

The Merger Proposal

As required by the Cayman Companies Act and the HSPO Charter, holders of HSPO Ordinary Shares are being asked to authorize the Merger and the Plan of Merger by way of special resolution, pursuant to which, Merger Sub with and into HSPO in accordance with the Plan of Merger with HSPO being the surviving company following the Merger. See “Proposal No. 2 — The Merger Proposal.”

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Amended M&A Proposal

Assuming the Business Combination Proposal is approved at the Extraordinary General Meeting, shareholders are being asked to approve, with effect from the effective time of the Merger, the HSPO Charter be amended and restated by the deletion in their entirety and the substitution in their place of the Amended M&A. The Amended M&A is attached to this proxy statement/prospectus as Annex C. See “Proposal No. 3 — Amended M&A Proposal.”

Authorized Share Capital Amendment Proposal

Assuming the Business Combination Proposal is approved at the Extraordinary General Meeting, shareholders are being asked to approve, with effect from the effective time of the Merger, the reclassification and re-designation of (a) 490,000,000 issued and unissued HSPO Ordinary Shares of a par value of $0.0001 each to [490,000,000] issued and unissued ordinary shares of a par value of $[0.0001] each; and (b) 10,000,000 authorized but unissued preference shares of a par value of $0.0001 each to 10,000,000 authorized but unissued ordinary shares of a par value of $0.0001 each (the “Re-designation”) so that following such Re-designation, the authorized share capital of HSPO shall be $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each. See “Proposal No. 4 — Authorized Share Capital Amendment Proposal.”

Change of Director Proposal

Assuming the Business Combination Proposal is approved at the Extraordinary General Meeting, shareholders are being asked to approve, with effect from the effective time of the Merger, the change of director of HSPO. See “Proposal No. 5 — The Change of Director Proposal.”

Name Change Proposal

Assuming the Business Combination Proposal is approved at the Extraordinary General Meeting, shareholders are being asked to approve, to the change of name of HSPO from “Horizon Space Acquisition I Corp.” to “Squirrel Enlivened Global Co., Ltd”. See “Proposal No. 6 — Name Change Proposal.”

The Adjournment Proposal

If, based on the tabulated vote, there are insufficient votes at the time of the Extraordinary General Meeting to authorize HSPO to consummate the Merger or the Transactions, HSPO Board may (and HSPO is required under the Business Combination Agreement to) submit a proposal to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation of proxies. See “Proposal No. 7 — The Adjournment Proposal.”

Transaction Financing

As provided in the Business Combination Agreement, each of HSPO and the Group Companies shall use their respective commercially reasonable efforts to obtain Transaction Financing as set forth in the Business Combination Agreement on the terms mutually agreed by PubCo and HSPO at or prior to the Merger Closing. As of the date of this proxy statement/prospectus, neither HSPO nor any Group Companies has obtained any firm commitment of financing prior to or upon the closing of the Transactions. Notwithstanding the foregoing, the Sponsor issued 200,000 Class B ordinary shares of the Sponsor in exchange for the capital contribution made by Mr. Xu Huang to the Sponsor in the aggregate amount of $2 million, which entitles Mr. Xu Huang to receive 200,000 Founder Shares from the Sponsor upon the Merger Closing, and the Sponsor accordingly has been using such capital contribution as the working capital loan to HSPO in support of HSPO’s operations and payments of expenses associated with the Transactions.

Date, Time and Place of Extraordinary General Meeting of HSPO Shareholders

The Extraordinary General Meeting of the shareholders of HSPO shall be held on [•], at [9:00] a.m., Eastern Time, at the offices of Robinson & Cole LLP located at 666 Third Avenue, 20th Floor, New York, NY 10017, and virtually via teleconference using the dial-in information:[•], or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned, to consider and vote upon the Business Combination Proposal, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal, the Name Change Proposal and, if necessary, the Adjournment Proposal.

Voting Power; Record Date

Shareholders shall be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if they owned HSPO Ordinary Shares at the close of business on [•], 2024, which is the Record Date for the Extraordinary General Meeting. Shareholders shall have one vote for each HSPO Ordinary Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. Warrants or Rights do not have voting rights. On the Record Date, there were [•] HSPO Ordinary Shares outstanding, of which 2,110,750 were held by the HSPO Insiders.

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Quorum and Vote of HSPO Shareholders

A quorum of HSPO Shareholders is necessary to hold a valid meeting. A quorum shall be present at the Extraordinary General Meeting if the holders of one-third of the issued and outstanding shares entitled to attend and vote at the Extraordinary General Meeting are present in person or by proxy. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting. The proposals presented at the Extraordinary General Meeting shall require the following votes:

•

Pursuant to the HSPO Charter, the approval of the Business Combination Proposal requires the affirmative vote of at least a simple majority of the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence) or where proxies are allowed, by proxy at the Extraordinary General Meeting.

•

Pursuant to the HSPO Charter, the approval of the Merger Proposal requires the affirmative vote of at least two-thirds of the votes cast by the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence) or where proxies are allowed, by proxy at the Extraordinary General Meeting.

•

Pursuant to the HSPO Charter, the approval of the Amended M&A Proposal requires the affirmative vote of at least two-thirds of the votes cast by the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence) or, where proxies are allowed, by proxy and entitled to vote thereon at the Extraordinary General Meeting.

•

Pursuant to the HSPO Charter, the approval of the Authorized Share Capital Amendment Proposal requires the consent of the meeting, which means the affirmative vote of at least a simple majority of the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence) or where proxies are allowed, by proxy at the Extraordinary General Meeting.

•

Pursuant to the HSPO Charter, the approval of the Change of Director Proposal requires the consent of the meeting, which means the affirmative vote of at least a simple majority of the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence) or where proxies are allowed, by proxy at the Extraordinary General Meeting.

•

Pursuant to the HSPO Charter, the approval Name Change Proposal requires the affirmative vote of at least two-thirds of the votes cast by the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence) or, where proxies are allowed, by proxy and entitled to vote thereon at the Extraordinary General Meeting.

•

The approval of the Adjournment Proposal if presented will require the consent of the meeting, which means the affirmative vote of at least a simple majority of the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence) or where proxies are allowed, by proxy at the Extraordinary General Meeting.

•	An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

Redemption Rights

Pursuant to the HSPO Charter, a HSPO Public Shareholder may request that HSPO redeem all or a portion of its HSPO Public Shares for cash if the Transactions are consummated. As a holder of HSPO public shares, you will be entitled to receive cash for any HSPO Public Shares to be redeemed only if you:

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1.	hold HSPO Public Shares;

2.

submit a written request to Continental, HSPO’s transfer agent, in which you (a) request that HSPO redeem all or a portion of your HSPO public shares for cash, and (b) identify yourself as the beneficial holder of the HSPO public shares and provide your legal name, phone number and address; and

3.	deliver share certificates (if any) and other redemption forms (as applicable) to Continental, physically or electronically through The Depository Trust Company.

HSPO Public Shareholders must complete the procedures for electing to redeem their public shares in the manner described above prior to or on [•] (two (2) business days before the Extraordinary General Meeting) in order for their HSPO public shares to be redeemed.

The redemption rights include the requirement that a HSPO Public Shareholder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares.

If the Transactions are not consummated, the public shares will be returned to the respective holder, broker or bank. If the Transactions are consummated, and if a HSPO Public Shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, HSPO will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the amount on deposit in the trust account as of two business days prior to the consummation of the Transactions, including interest earned on the funds held in the trust account and not previously released to HSPO (less up to $100,000 of interest to pay dissolution expenses). If a HSPO Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. See “Extraordinary General Meeting of HSPO Shareholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

A HSPO Public Shareholder, together with any affiliate of such holder and any person with whom such holder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), shall not be permitted to redeem more than 15% of the aggregate HSPO Public Shares without the consent of HSPO’s directors. Under the HSPO Charter, the redemption of HSPO Public Shares shall not be consummated if such redemption would cause HSPO to have net tangible assets of less than $5,000,001 or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the Transactions.

Any request for redemption, once made by a HSPO Public Shareholder, may not be withdrawn once submitted to HSPO unless the HSPO Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part).

Appraisal or Dissenters’ Rights

HSPO Shareholders may be entitled to give notice to HSPO prior to the Extraordinary General Meeting that they wish to dissent to the Merger and to receive payment of fair market value for his or her shares if they follow the procedures set out in the Cayman Companies Act, noting that any such dissention rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Companies Act which states that no such dissention rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. It is HSPO’s view that such fair market value would equal the amount which shareholders would obtain if they exercised their redemption rights as described herein. See “Extraordinary General Meeting of HSPO Shareholders — Appraisal or Dissenters’ Rights.”

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Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. HSPO has engaged [Name of proxy solicitor], Inc. to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares at the Extraordinary General Meeting if it revokes its proxy before the Extraordinary General Meeting. A shareholder may also change its vote by submitting a later-dated proxy as described in “Extraordinary General Meeting of HSPO Shareholders — Revoking Your Proxy.”

Interests of HSPO’s Sponsor, Directors and Officers and Others in the Transactions

When considering HSPO Board’s recommendation to vote in favor of approving the proposals set forth in this proxy statement/prospectus, HSPO shareholders should keep in mind that the Sponsor and HSPO’s directors and executive officers, have interests in such proposals that are different from, or in addition to (and which may conflict with), those of HSPO shareholders. These interests include, among other things, the interests listed below:

●

the beneficial ownership by the Sponsor of an aggregate of 1,707,000 Founder Shares and 385,750 Private Shares, which would become worthless if HSPO does not complete a business combination within the applicable time period, as the Sponsor has waived any right to redemption with respect to these shares. The Sponsor paid an aggregate of approximately $24,739.13, or $0.0144 per share, for the Founders Shares and $3,857,500, or $10.00 per share, for the Private Shares. Such HSPO Ordinary Shares held by the Sponsor have an aggregate market value of approximately $[__], based on the closing price of HSPO Ordinary Shares on the Record Date, resulting in a theoretical gain of approximately $[__] (or $[__] per share) for the Founder Shares and approximately $[__] (or $[__] per share) for the Private Shares;

●

the fact that Mr. Mingyu (Michael) Li, our Chief Executive Officer, Chief Financial Officer, Chairman of the Board and director, holds 1,707,000 Founder Shares via the Sponsor, and each of Angel Colon, Mark Singh, and Rodolfo Jose Gonzalez Caceres, independent directors of HSPO, respectively, holds 9,000, 5,000 and 4,000 Founder Shares, which would become worthless if HSPO does not complete a business combination within the applicable time period, as these directors and officers have waived any right to redemption with respect to these shares. Each of the said directors and officers of HSPO paid approximately $0.0144 per share for their Founder Shares. Such HSPO Ordinary Shares held by the foregoing persons have an aggregate market value of approximately $[__], based on the closing price of HSPO Ordinary Shares on the Record Date, resulting in a theoretical gain of approximately $[__] (or $[__] per share);

●

in order to finance transaction costs in connection with an intended initial business combination, the Sponsor, affiliates of the Sponsor, HSPO’s directors and officers, may, but are not obligated to, provide Working Capital Loans as may be required. As of the date hereof, HSPO has issued  two (2) Sponsor Working Capital Notes to the Sponsor and/or its designees in connection with the Working Capital Loans in a total amount of $300,000 and the Sponsor is expected to continue providing Working Capital Loans for expenses and costs associated with the Transactions and operation of HSPO. Additionally, if HSPO extends the time available to its to complete our business combination, the Sponsor, their affiliates or designee may deposit certain amount of the Extension Payments into Trust Account to extend the time for HSPO to complete its business combination. As of the date hereof, HSPO issued two (2) Sponsor Working Capital Notes to the Sponsor in a total amount of $70,000. The Sponsor has the right, but not the obligation, to convert the Sponsor Notes, in whole or in part, respectively, into Conversion Units, each consisting of HSPO Ordinary Share, one HSPO Warrant, and one HSPO Right. If the Sponsor does not convert the Sponsor Notes into the Conversion Units upon the Merger Closing, the Sponsor Notes will become intercompany notes between PubCo and the Sponsor upon the Merger Closing. HSPO or PubCo has the obligation to pay to the Sponsor the funds amounting to the principal amount of the Sponsor Notes if the Transactions is terminated pursuant to the Business Combination Agreement. HSPO or PubCo may use a portion of the working capital held outside the Trust Account to repay such funds amounting to the principal amount of the Sponsor Notes but no proceeds from the Trust Account would be used to repay such loaned amounts. In the event that HSPO fails to complete a business combination by December 27, 2024 (if extended), it is uncertain if HSPO has sufficient working capital held outside the Trust Account to fully repay the Sponsor Notes;

●

the fact that Mr. Xu Huang, a personal friend of Mr. Angxiong Zhao, the co-founder, Chief Executive Officer and Chairman of Shenzhen  Squirrel injected capital contribution of $2,000,000 in the Sponsor to continue providing capital to HSPO which would entitle Mr. Xu Huang  to receive 200,000 Founder Shares upon the Merger Closing and, Shenzhen Squirrel, as of the date hereof, has made in the aggregate amount of $830,000 monthly Extension Payments to the Trust Account in support of the extension of the period that HSPO must complete the business combination. The Extension Payments made by Shenzhen Squirrel were evidenced by thirteen (13)  Squirrel Extension Notes in the total principal amount of $8300,000 issued by HSPO to Squirrel. Shenzhen Squirrel has the right, but not the obligation, to convert the Squirrel Extension Notes, in whole or in part, respectively, into the Conversion Units. However, on September 14, 2024, Shenzhen Squirrel notified HSPO that it has elected not to convert the Squirrel Extension Notes into Conversion Units upon the consummation of the Transactions, thus Shenzhen Squirrel will become intercompany notes between PubCo and Shenzhen Squirrel upon the Merger Closing;

●

the fact that the HSPO Insiders (including the Sponsor, certain HSPO officers and directors) have agreed not to redeem any HSPO Ordinary Shares held by them in connection with a shareholder vote to approve the proposed Transactions;

●

the fact that given the very low purchase price (of $25,000 in aggregate) that the HSPO Insiders paid for the Founder Shares as compared to the price of the HSPO Ordinary Shares sold in HSPO IPO, the HSPO Insiders may earn a positive rate of return on their investment even if the PubCo Ordinary Shares trade below the price initially paid for the HSPO Ordinary Shares in the HSPO IPO and the HSPO Public Shareholder may experience a negative rate of return following the completion of the Transactions;

●

the fact that the HSPO Insiders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares and Private Shares held by them if HSPO fails to complete an initial business combination within the applicable time period. As a result of waiving liquidating distributions, if HSPO fails to complete an initial business combination within the applicable time period, the Sponsor would lose $3,857,500 for the purchase of Private Shares, and the HSPO Insiders would lose $25,000 for the purchase of the Founder Shares, and thus they would incur substantial loss of investment and will not be reimbursed for any out-of-pocket expenses;

●

the fact that the HSPO Insiders may be incentivized to complete the Transactions, or an alternative initial business combination with a less favorable company or on terms less favorable to shareholders, rather than to liquidate, in which case the HSPO Insiders would lose their entire investment. As a result, the HSPO Insiders may have a conflict of interest in determining whether the Group Companies are appropriate businesses with which to effectuate a business combination and/or in evaluating the terms of the Transactions;

●

the fact that pursuant to the Registration Rights Agreement, the HSPO Insiders can demand that PubCo register its registrable securities under certain circumstances and will also have piggyback registration rights for these securities in connection with certain registrations of securities that PubCo undertakes;

●	the continued indemnification of HSPO’s directors and officers and the continuation of HSPO’s directors’ and officers’ liability insurance after the Transactions (i.e. a “tail policy”); and

●

the fact that the HSPO Insiders, are, or may in the future become, affiliated with entities that are engaged in a similar business to HSPO. The HSPO Insiders are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to completing the Transactions. Accordingly, if any of HSPO’s officers or directors becomes aware of a business combination opportunity that is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to their fiduciary duties under applicable laws.

Pursuant to the Letter Agreement dated December 21, 2022, by and among HSPO and the HSPO Insiders, the HSPO Insiders have agreed to, among other things, vote all of their HSPO Ordinary Shares in favor of the proposals being presented at the Extraordinary General Meeting and waive their redemption rights with respect to their Founder Shares and Private Shares in connection with the consummation of the Transactions. As of the date of this proxy statement/prospectus, the HSPO Insiders own approximately 26.95% of the issued and outstanding shares of HSPO Ordinary Shares.

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Compensation Received or to be Received by the Sponsor and its Affiliates

Set forth below is a summary of amount of compensation and securities received or to be received by the Sponsor and its affiliates in connection with the Transactions and related transactions.

Entity/Individual	Compensation or Securities Received or to be Received	Consideration Paid or to be Paid
Horizon Space Acquisition I Sponsor Corp.

1,507,000 PubCo Ordinary Shares to be issued in exchange for 1,507,000 Founder Shares upon the Merger Closing, excluding 200,000 Founder Shares to be transferred by the Sponsor to its shareholder, Mr. Xu Huang  upon distribution.

The Sponsor acquired 1,707,000 Founder Shares for the total purchase price of approximately $24,739.13, or $0.014 per share, without taking into consideration of 200,000 Founder Shares to be transferred by the Sponsor to Mr. Xu Huang upon distribution. Mr. Xu Huang made capital contribution of $2 million in the Sponsor and, in exchange, acquired 200,000 Class B ordinary shares of the Sponsor, entitling Mr. Xu Huang to acquire 200,000 Founder Shares upon the Merger Closing, which will be exchanged for 200,000 PubCo Ordinary Shares.

	424,325 PubCo Ordinary Shares, in exchange for (i)385,750 Private Shares, and (ii) 38,575 HSPO Ordinary Shares issuable upon the conversion of 385,750 Private Rights upon the Merger Closing	$3,857,500 in aggregate, or $10.00 per Private Units.

Up to $3,000,000 Working Capital Notes may be converted into 300,000 Working Capital Units at a price of $10.00 per unit.

As of the date hereof, HSPO has issued two (2) Working Capital Notes to the Sponsor in the total principal amount of $700,000.

$10.00 per Working Capital Unit.

As of the date hereof, HSPO has issued one (1) Sponsor Extension Note to the Sponsor in the total principal amount of $70,000, which may be converted into up to 7,000 Extension Units at a price of $10.00 per unit.

$10.00 per Extension Unit.
	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination.	As of the date hereof, no such reimbursable expenses have been incurred.

The Sponsor will, immediately after the Merger Closing, at the low end of the range, a “minimum redemptions” scenario, and at the high end of the range, a “maximum redemptions” scenario, have (i) between 7.5% to 8.9% of the voting power in the PubCo, without taking into account of potential source of dilution; and (ii) between 8.7% to 9.9% of the voting power in the PubCo, taking into account of all possible sources of dilution and the extent of such dilution that non-redeeming HSPO Public Shareholders could experience in connection with the Merger Closing. See “Questions and Answers about the Proposal — What equity stake will non-redeeming HSPO Public Shareholders, the Squirrel HoldCo Shareholders, and the HSPO Initial Shareholders hold in PubCo following the consummation of the Transactions and what is the expected pro forma equity value of PubCo at the Merger Closing?” We therefore do not expect the issuances of securities listed in the above table will cause material impacts of the dilution on the non-redeeming HSPO shareholders who hold HSPO’s securities until the consummation of Transactions. These percentages assume, at the high end of the range, a “minimum redemptions” scenario, and, at the low end of that range, a “maximum redemptions” scenario. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information regarding these scenarios.

HSPO Securities Transfer Restrictions to the Sponsor and its Affiliates

The table below presents the transfer restrictions applicable to the Sponsor and its affiliate with respect to the securities of HSPO held by the Sponsor and its affiliate as provided under any agreement, arrangement, or understanding as of the date of this proxy statement/prospectus

Type of Securities	Restriction Period	Persons Subject to Restrictions	Exceptions to Transfer Restrictions
• Letter Agreement, dated December 21, 2022, among HSPO and the HSPO Insiders • Escrow Agreement, dated December 21, 2022, between HSPO Continental and HSPO Insiders
Founder Shares

Until (1) with respect to 50% of the Founder Shares, the earlier of six months after the date of the consummation of HSPO’s initial business combination and the date on which the closing price of HSPO Ordinary Shares equals or exceeds $12.50 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after HSPO’s initial business combination and (2) with respect to the remaining 50% of the insider shares, six months after the date of the consummation of HSPO’s initial business combination, or earlier, in either case, if, subsequent to HSPO’s initial business combination, HSPO consummates a liquidation, merger, share exchange or other similar transaction which results in all of HSPO Shareholders having the right to exchange their HSPO Ordinary Shares for cash, securities or other property.

Horizon Space Acquisition I Sponsor Corp. Angel Colon Mark Singh Rodolfo Jose Gonzalez Caceres

Transfers (i) among the HSPO Insiders or to the HSPO Insiders’ members, officers, directors, consultants or their affiliates, (ii) to a holder’s shareholders or members upon the holder’s liquidation, in each case if the holder is an entity, (iii) by bona fide gift to a member of the holder’s immediate family or to a trust, the beneficiary of which is the holder or a member of the holder’s immediate family, in each case for estate planning purposes, (iv) by virtue of the laws of descent and distribution upon death, (v) pursuant to a qualified domestic relations order, (vi) to HSPO for no value for cancellation in connection with the consummation of a business combination, (vii) in connection with the consummation of a business combination at prices no greater than the price at which the securities were originally purchased, (viii) in the event of HSPO’s liquidation prior to its consummation of an initial business combination or (ix) in the event that, subsequent to the consummation of an initial business combination, HSPO completes a liquidation, merger, capital share exchange or other similar transaction which results in all of the HSPO’s shareholders having the right to exchange their ordinary shares for cash, securities or other property, in each case (except for clauses (vi), (viii) or (ix) or with HSPO’s prior written consent) on the condition that prior to such registration for transfer, the security agent of HSPO shall be presented with written documentation pursuant to which each transferee or the trustee or legal guardian for such permitted transferee agrees to be bound by the transfer restrictions contained in the warrant agreement and any other applicable agreement the transferor is bound by.

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Private Units (and the Underlying Securities)	Until the completion of HSPO’s initial business combination	Horizon Space Acquisition I Sponsor Corp.	Same as above.
• Sponsor Support Agreement dated September 16, 2024, by and among HSPO, the Sponsor and PubCo
HSPO Ordinary Shares Held by the Sponsor as of September 16, 2024(1)	Prior to the earlier of (a) the date the Business Combination Agreement is terminated in accordance with its terms and (b) the date on which the Transactions is consummated	Horizon Space Acquisition I Sponsor Corp.

With the prior written approval of HoldCo; transfers by the Sponsor to an affiliate or to a direct or indirect owner of equity or other interest in the Sponsor, provided, further, that any such permitted transfer shall be permitted only if, as a precondition to such transfer, the transferee also agrees in a writing, reasonably satisfactory in form and substance to HoldCo, PubCo and HSPO, to assume all of the obligations of the Sponsor under, and be bound by all of the terms of, the Sponsor Support Agreement.

• Form of Shareholder Lock-Up Agreement to be Entered by PubCo, the Sponsor and Squirrel Holdings BVI Prior to the Merger Effective Time
PubCo Ordinary Shares issuable to the Sponsor upon the conversion of the Founder Shares held by the Sponsor(2)

(i) With respect to 50% of such PubCo Ordinary Shares, the period commencing on the Merger Closing Date and ending on the date that is the earlier to occur of (A) six months after the Merger Closing Date, or (B) the date on which the closing price of each PubCo Ordinary Share equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Merger Closing Date, and (ii) with respect to the remaining 50% of such PubCo Ordinary Shares the period commencing on the Merger Closing Date and ending on the date that is six months after the Merger Closing Date.

Horizon Space Acquisition I Sponsor Corp. Squirrel Enlivened Holdings Co., Ltd (“Squirrel Holdings BVI”)(3)

(1) transfers or distributions to the Sponsor’s or Squirrel Holdings BVI’s general or limited partners, members, shareholders, other equity holders or direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended) or to the estates of any of the foregoing; (2) transfers by bona fide gift to a member of the Sponsor’s or Squirrel Holdings BVI’s immediate family or to a trust, the beneficiary of which is the Sponsor or Squirrel Holdings BVI, or a member of the Sponsor’s or Squirrel Holdings BVI’s immediate family for estate planning purposes; (3) by virtue of the laws of descent and distribution upon death of the Sponsor or Squirrel Holdings BVI; or (4) pursuant to a qualified domestic relations order, in each case where such transferee agrees to be bound by the terms of the Shareholder Lock-Up Agreement in writing, in form and substance reasonably satisfactory to PubCo.

After the Merger Closing Date, if there is a Change of Control, then upon the consummation of such Change of Control, all the shares subject to lock-up under the Shareholder Lock-Up Agreement shall be released from the restrictions contained herein. For the purpose of this paragraph, a “Change of Control” means: (a) the sale of all or substantially all of the consolidated assets of PubCo and PubCo’s subsidiaries to a third-party purchaser; (b) a sale resulting in no less than a majority of the voting power of PubCo being held by person that did not own a majority of the voting power prior to such sale; or (c) a merger, consolidation, recapitalization or reorganization of PubCo with or into a third-party purchaser that results in the inability of the pre-transaction equity holders to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

(1)	Representing (i) 1,707,000 Founder Shares and (ii) 385,750 Private Shares underlying the Private Units.

(2)	Representing 1,707,000 PubCo Ordinary Shares issuable to the Sponsor and its assignees in exchange of 1,707,000 Founder Shares upon the Merger Closing.

(3)

Pursuant to the form of the Shareholder Lock-Up Agreement, the following securities of PubCo to be held by Squirrel Holdings BVI will be subject to transfer restrictions thereunder, including (i) PubCo Ordinary Shares held by such Squirrel Holdings BVI immediately after the Merger Closing Date, (ii) PubCo Ordinary Shares issuable upon the exercise of options or warrants to purchase PubCo Ordinary Shares held by such Shareholder immediately after the Merger Closing Date (along with such options or warrants themselves), and (iii) any PubCo Ordinary Shares acquirable upon the conversion, exercise or exchange of any securities convertible into or exercisable or exchangeable for PubCo Ordinary Shares held by Squirrel Holdings BVI immediately after the Merger Closing Date (along with securities themselves).

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Prior SPAC Experience of the Sponsor and Its Affiliate

Affiliates of the Sponsor have history in capital markets transactions, including with SPACs. Specifically, Mr. Mingyu (Michael) Li is the sole director of the Sponsor, having voting, dispositive or investment powers over the Sponsor. The following are brief summaries of SPAC in which the affiliates of the Sponsor have been in or are currently involved

Lakeshore Acquisition II Corp.

Mr. Mingyu (Michael) Li served as the independent director of Lakeshore Acquisition II Corp. (“Lakeshore”), a SPAC incorporated in the Cayman Islands previously listing on Nasdaq. Lakeshore’s initial public offering closed on March 11, 2022, raising $69 million. On September 9, 2022, Lakeshore, LBBB Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of LBBB Merger Corp., Nature’s Miracle, Inc., a Delaware corporation (“Nature’s Miracle”), Tie (James) Li, as the representative of the stockholders of Nature’s Miracle and RedOne Investment Limited, a British Virgin Islands company, Lakeshore II’s sponsor, acting as the representative of the stockholders of Lakeshore, entered into that certain merger agreement and plan of merger (as amended on June 7, 2023 by Amendment No. 1 and on December 8, 2023 by Amendment No. 2). On March 11, 2024, the proposed business combination was completed, and the combined company changed its name to “Nature’s Miracle Holding Inc.” New Nature’s Miracle common stock commenced trading on The Nasdaq Global Market LLC under the symbol “NMHI” and its warrants started trading under the ticker symbol “NMHIW” on The Nasdaq Capital Market LLC on March 11, 2024.

On March 9, 2023, Lakeshore held an extraordinary general meeting of shareholders, where its shareholders approved to amend the amended and restated memorandum and articles of association of Lakeshore, and to extend the time for Lakeshore to complete a business combination for an additional three (3) months, from March 11, 2023 to June 11, 2023. In connection with the approval of such extension, $250,000 was deposited into the trust account of Lakeshore. In connection with such extraordinary general meeting, Lakeshore shareholders elected to redeem a total of 2,767,411 ordinary shares of Lakeshore. An aggregate payment of $28,707,673 was distributed from Lakeshore’s trust account because of this redemption.

On June 5, 2023, Lakeshore held an extraordinary general meeting of shareholders, where its shareholders approved an amendment to the amended and restated memorandum and articles of association of Lakeshore, to extend the time for Lakeshore to complete a business combination for up to an additional six (6) months, from June 11, 2023 to December 11, 2023 by means of up to six (6) monthly extensions. In connection with the approval of such extension, Lakeshore needed to deposit into the trust account $80,000 for each monthly extension and six monthly extension fees (i.e., June, July, August, September, October and November), were deposited into the trust. In connection with the such extraordinary general meeting, Lakeshore shareholders elected to redeem a total of 644,667 ordinary shares of Lakeshore. An aggregate payment of $6,807,013 was distributed from Lakeshore’s trust account for the ordinary shares redeemed.

On December 6, 2023, Lakeshore held an extraordinary general meeting of shareholders, where its shareholders approved an amendment to the amended and restated memorandum and articles of association of Lakeshore, to extend the time for Lakeshore to complete a business combination for up to an additional three (3) months, from December 11, 2023 to March 11, 2024  by means of up to three (3) monthly extensions. In connection with the approval of the extension, Lakeshore needed to deposit into its trust account $20,000 for each monthly extension and two monthly extension fee (i.e., December 2023 and January 2024) were deposited into its trust account. In connection with such extraordinary general meeting, Lakeshore shareholders elected to redeem a total of 2,141,262 ordinary shares of Lakeshore. An aggregate payment of $23,466,072 was distributed from Lakeshore’s trust account for the ordinary shares redeemed.

Upon the consummation of the proposed business combination, as of the closing date of March 11, 2024, New Nature’s Miracle’s post-closing directors and executive officers and their respective affiliated entities beneficially owned approximately 55.8% of the outstanding shares of common stock of New Nature’s Miracle, and the securityholders of Lakeshore immediately prior to the closing (which includes Lakeshore’s sponsors and their affiliates) beneficially owned post-closing approximately 15% of the outstanding shares of common stock of New Nature’s Miracle.

Horizon Space Acquisition II Corp.

Horizon Space Acquisition II Corp. (“HSPT”) is a SPAC incorporated in the Cayman Islands. As of the date hereof, HSPT is listing on Nasdaq. Mr. Mingyu (Michael) Li is the chief executive officer and the chairman of the board of directors of HSPT, as well the sole director of Horizon Space Acquisition II Sponsor Corp., the sponsor of HSPT.

Recommendation to HSPO Shareholders

HSPO Board believes that each of the proposals to be presented at the Extraordinary General Meeting is fair to, and in the best interests of, HSPO and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Amended M&A Proposal, “FOR” the Authorized Share Capital Amendment Proposal, “FOR” the Change of Director Proposal, “FOR” the Name Change Proposal and “FOR” the Adjournment Proposal, if presented.

Certain Information Relating to PubCo and HSPO

Listing of PubCo

PubCo will apply for listing, to be effective at the time of the Merger Closing, of the PubCo Ordinary Shares on the Nasdaq and expects to obtain clearance by DTC as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Closing Date.

Delisting and Deregistration of HSPO

If the Transactions are completed, HSPO Units, HSPO Ordinary Shares, HSPO Warrants and HSPO Rights shall be delisted from Nasdaq and shall be deregistered under the Exchange Act.

Emerging Growth Company

Upon consummation of the Transactions, PubCo will be an “emerging growth company” as defined in the JOBS Act. PubCo will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Transactions, (b) in which PubCo has total annual gross revenue of at least $1.235 billion or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of PubCo’s prior second fiscal quarter, PubCo has been subject to Exchange Act reporting requirements for at least 12 calendar months, and filed at least one annual report, and (ii) the date on which PubCo issued more than $1.0 billion in non-convertible debt during the prior three-year period. PubCo intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that PubCo’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

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Furthermore, even after PubCo no longer qualifies as an “emerging growth company,” as long as PubCo continues to qualify as a foreign private issuer under the Exchange Act, PubCo will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies as further described below.

Foreign Private Issuer

As a “foreign private issuer,” PubCo will be subject to different U.S. securities laws than domestic U.S. issuers. The rules governing the information that PubCo must disclose differ from those governing U.S. companies pursuant to the Exchange Act. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to PubCo on March 31, 2025. For so long as PubCo qualifies as a foreign private issuer, it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosure of material non-public information by issuers.

PubCo will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, PubCo intends to publish its results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information PubCo is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, after the Transactions, PubCo shareholders will receive less or different information about PubCo than a shareholder of a U.S. domestic public company would receive.

PubCo is a non-U.S. company with foreign private issuer status, and, after the consummation of the Transactions, will be listed on Nasdaq. Nasdaq market rules permit a foreign private issuer like PubCo to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is PubCo’s home country, may differ significantly from Nasdaq corporate governance listing standards. PubCo may elect to follow home country practice in lieu of the following requirements:

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•	the requirement that a majority of the board of directors must be comprised of independent directors as defined in Nasdaq Rule 5605(a)(2);

•	the requirement that each member of the compensation committee must be an independent director as set forth in Nasdaq Rule 5605(d)(2)(A);

•	the requirement that director nomination should be made by a vote in which only independent directors participate or by a nominations committee comprised solely of independent directors as set forth in Nasdaq Rule 5605I(1);

•	the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans;

•	the requirement that the board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2); and

•	the requirement that an annual shareholders meeting must be held no later than one year after the end of the fiscal year-end as set forth in Nasdaq Rule 5620(a).

As a foreign private issuer, PubCo will be permitted to, and PubCo will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of PubCo Ordinary Shares.

See “Risk Factors — Risks Related to PubCo and Ownership of PubCo’s Shares — We will be a foreign private issuer, and as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.”

Controlled Company

Upon the closing of the Transactions, Squirrel Holdings BVI will, assuming a no redemption scenario, control approximately 63.4% of the aggregate voting power of PubCo’s issued and outstanding share capital (or 75.9% assuming a maximum redemption scenario), without taking into account of potential source of dilution. As a result, PubCo will be a “controlled company” within the meaning of applicable Nasdaq listing rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company.” For so long as PubCo remains a “controlled company,” it may elect not to comply with the following corporate governance requirements:

•	that a majority of the board of directors consists of independent directors;

•	that it has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	that it has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

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Upon closing of the Transactions, PubCo expects to exempt from the requirements that a majority of the board of directors consists of independent directors. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Material Tax Consequences

As described in “Material Tax Considerations — Effects of the Transactions to U.S. Holders,” it is intended that the exchange by U.S. Holders of their HSPO Ordinary Shares for PubCo Ordinary Shares pursuant to the Merger, taken together with the related Transactions, should qualify as a reorganization under Section 368 of the Code (as defined below). Assuming that the Merger so qualifies, U.S. Holders (as defined in “Material Tax Considerations — United States Federal Income Tax Considerations”) of HSPO Ordinary Shares will generally not recognize gain or loss for U.S. federal income tax purposes on the exchange of their HSPO Ordinary Shares in the Merger. See “Material Tax Considerations — Effects of the Transactions to U.S. Holders.”

In the event that a U.S. Holder elects to redeem its HSPO Public Shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of the HSPO Public Shares under Section 302 of the Internal Revenue Code (the “Code”). If the redemption qualifies as a sale or exchange of the HSPO Public Shares, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the HSPO Public Shares surrendered in such redemption transaction. There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of HSPO Ordinary Shares that such U.S. Holder owns or is deemed to own after the redemption. See “Material Tax Considerations — to U.S. Holders of Exercising Redemption Rights.”

Anticipated Accounting Treatment

The Transactions are made up of the series of transactions provided for in the Business Combination Agreement as described elsewhere within this proxy statement/prospectus. The Transactions will be accounted for as a capital reorganization. Under this method of accounting, PubCo will be treated as the acquired company for financial reporting purposes. Accordingly, the Transactions will be treated as the equivalent of Squirrel issuing shares at the Closing for the net assets of HSPO as of the Closing Date, accompanied by a recapitalization. The net assets of HSPO will be stated at historical cost, with no goodwill or other intangible assets recorded and operations prior to the Transactions will be those of Squirrel. Squirrel has been determined to be the accounting acquiror for purposes of the Transactions based on an evaluation of the following facts and circumstances. Notwithstanding the legal form, the Transactions will be accounted for as a reverse recapitalization in accordance with GAAP:

•	Squirrel’s operations prior to the Transactions will comprise the ongoing operations of PubCo;

Squirrel’s existing senior management team will comprise all or majority of the senior management team of PubCo; and

•

Squirrel HoldCo Shareholders are expected to collectively have, assuming a no redemption scenario, up to 70.1% of the aggregate voting power of PubCo (or up to 83.8% assuming a maximum redemption scenario).

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Regulatory Matters

The Business Combination Agreement and the Transactions contemplated by the Business Combination Agreement are subject to certain closing condition that necessary regulatory approvals to consummate the Reorganization and the Merger be obtained.

Holders of the securities of PubCo are not holding equity securities of its subsidiaries that have substantive business operations in China but instead are holding equity securities of a Cayman Islands holding company. PubCo is a Cayman Islands holding company that conducts substantially all  of its operations in China through its PRC subsidiaries, in particular, Shenzhen Squirrel. The securities registered herein are securities of PubCo, not those of its operating companies. Investments in PubCo’s Ordinary Shares are not purchases of equity securities of these operating subsidiaries in Mainland China but instead are purchases of equity securities of a Cayman Islands holding company with no material operations of its own. Investors may never directly own securities in Shenzhen Squirrel or any of its Chinese operating subsidiaries.

Recent regulatory development in China may exert more oversight and control over listing and offerings that are conducted overseas such as the Transactions. The approval and/or other requirements of PRC governmental authorities may be required in connection with the Transactions or PubCo’s future issuance of securities on Nasdaq under PRC laws, regulations or policies. Squirrel has conducted a substantial portion of its business in China. As such, Shenzhen Squirrel and its subsidiaries are subject to PRC laws relating to, among others, restrictions over foreign investments and data security. The Chinese government has recently sought to exert more control and impose more restrictions on China-based companies raising capital offshore and such efforts may continue or intensify in the future. For instance, the PRC governments initiated various regulatory actions and made various public statements, some of which are published with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. The Chinese government has also imposed more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like Squirrel, which could result in a material adverse change in Squirrel’s operations, significantly limit or completely hinder PubCo’s ability to offer or continue to offer securities on Nasdaq, and cause the value of PubCo’s securities to significantly decline or be worthless. In particular, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and the supporting guidance documents (collectively, the “Trial Measures”), which came into effect on March 31, 2023. According to the Trial Measures, any overseas offering and listing made by an issuer will be deemed to be indirect if it meets both the following conditions: (1) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in China. The Trial Measures require (1) the filing of the overseas offering and listing plan by the PRC domestic companies with the CSRC under certain conditions, and (2) the filing of their underwriters with the CSRC under certain conditions and the submission of an annual report to the CSRC within the required timeline. Since PubCo’s PRC subsidiaries accounted for more than 50% of its consolidated revenues, profit, total assets or net assets as of and for the fiscal years ended September 30, 2023 and 2022 and the six months ended March 31, 2024, and the key components of its operations are carried out in the PRC, the Transactions will be considered an indirect offering and PubCo will be subject to the filing requirements for the Transactions under the Trial Measures. According to the Trial Measures, initial public offerings or listings in overseas markets are required to be filed with the CSRC within 3 working days after the relevant application is submitted overseas. Guidance for Application of Regulatory Rules — Overseas Offering and Listing No.1, promulgated by CSRC together with the Trial Measures, provides that if a domestic enterprise completes an overseas offering through an overseas special purposes acquisition company, it shall submit the filing materials within three business days after such overseas special purposes acquisition company publicly announces such acquisition transaction. Except for such CSRC approval, as confirmed by our PRC counsel, Commerce & Finance, Squirrel is not required to obtain permission from the CAC or any other Chinese authorities to issue its securities to foreign investors based on PRC laws and regulations currently in effect. As of the date of the proxy statement/prospectus, we have submitted our application to the CSRC for this offering in connection with the Transactions. The application is currently under review by the CSRC, and we have not yet received their approval. PubCo cannot assure you that the approval or permission or other filings will not be required under PRC laws, regulations or policies, nor can PubCo predict whether or how long it will take to obtain such approval, permission or other filings in connection with the Transactions or future issuance of securities on Nasdaq. Any failure to obtain or delay in obtaining the requisite governmental approval, permission or other filings for the Transactions or future issuance of securities on Nasdaq or a rescission of such approval, permission or other filings, would subject Squirrel to sanctions imposed by the relevant PRC regulatory authority. In addition, laws, rules and regulations in China can change quickly with very short notice and PubCo cannot predict future developments in the PRC legal system. After the completion of the Transactions, PubCo may need to procure additional permits, authorizations and approvals for its operations, which it may not be able to obtain. PubCo’s inability to obtain such permits or authorizations may materially adversely affect it business, financial condition and results of operations. As a result, PubCo’s securities could significantly decline in value or even become worthless. The legal and operational risks associated with having substantially all  of PubCo’s operations in China could result in a material change in its operations and/or the value of the PubCo securities being offered hereby or could significantly limit or completely hinder PubCo’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. If we (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws or regulations change and we are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions, or an order to suspend their relevant services, which may materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless. For details, see the section entitled “Risk Factors — Risks Related to Doing Business in China.”

HoldCo, PubCo and its PRC subsidiaries are also subject to certain provisions of existing laws and regulations concerning intercompany fund transfers and foreign exchange supervision and could be subject to additional restrictions under new PRC laws and regulations that may come into effect in the future. For example, PubCo’s PRC subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations; each of the PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital; the PRC subsidiaries are required to comply with certain procedural requirements related to foreign exchange supervision in order to make dividend payments in foreign currencies; a withholding tax, at the rate of 10% or lower, is payable by the PRC subsidiaries upon dividend remittance; and approval from or registration with competent PRC government authorities is required where Renminbi is to be converted into foreign currency and remitted out of Mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. Any determination to pay dividends in the future post-Transactions will be at the discretion of PubCo’s board of directors. In particular, cash will be transferred among PubCo, its offshore subsidiaries and its PRC subsidiaries, in the following manner: (i) funds are transferred to its PRC subsidiaries from PubCo as needed through PubCo’s subsidiaries outside China in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by its PRC subsidiaries to PubCo through its subsidiaries outside China. PubCo’s PRC subsidiaries generate and retain cash generated from operating activities and re-invest in their business. PubCo’s PRC subsidiaries will pay dividends to their offshore shareholder to meet the capital needs of PubCo’s business operations out of the PRC. PubCo’s ability to pay dividends, if any, to its shareholders and warrant holders and to service any debt it may incur will depend upon dividends paid by its subsidiaries. None of PubCo’s PRC subsidiaries has made distribution to  any shareholders. PubCo’s cash proceeds raised from overseas financing activities may be transferred by PubCo through its subsidiaries outside China to its PRC subsidiaries via capital contribution and shareholder loans, as the case may be. In the fiscal years ended September 30, 2022 and 2023 and the six months ended March 31, 2024, neither of HoldCo nor PubCo  transfer red any cash proceeds to any of its PRC subsidiaries.  In summary, there was not any cash flow or transfer of other assets by type between HoldCo or PubCo and any of their subsidiaries, regardless of whether the subsidiaries are inside or outside of the PRC. For details about the applicable PRC regulations and rules relating to such cash transfers through Squirrel and the associated risks, see “Risk Factors — Risks Related to Doing Business in China—PRC regulation on loans to, and direct investment in, our PRC subsidiaries by offshore holding companies and governmental supervision of currency conversion may delay us from using the proceeds of the Business Combination to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Selected Historical Financial Data of Squirrel.”PubCo’s finance department supervises cash management, following the instructions of PubCo’s management. PubCo’s finance department is responsible for establishing cash operation plan and coordinating cash management matters among PubCo’s subsidiaries and departments. Each subsidiary and department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submits it to PubCo’s finance department. The finance department reviews the cash demand plan and prepares a summary for PubCo’s management. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs. Other than the above, PubCo currently does not have other cash management policies or procedures that dictate how funds are transferred. To the extent cash or assets in PubCo’s business are in the PRC/Hong Kong or PubCo’s PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of PubCo’s subsidiaries by the PRC government to transfer cash or assets. See “Risk Factors—Risks Related to Doing Business in China—To the extent cash or assets of our business, or of Shenzhen Squirrel, is in the PRC, such cash or assets may not be available to fund operations or for other use outside of the PRC, due to the imposition of restrictions and limitations by, the PRC government to the transfer of case or assets.”

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Risk Factor Summary

In evaluating the proposals to be presented at the Extraordinary General Meeting of the shareholders of HSPO, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section titled “Risk Factors.”

The consummation of the Transactions and the business and financial condition of PubCo subsequent to the Closing are subject to numerous risks and uncertainties, including those highlighted in “Risk Factors.” The occurrence of one or more of the events or circumstances described below, alone or in combination with other events or circumstances, may adversely affect HSPO’s ability to effect the Transactions, and may have an adverse effect on the business, cash flows, financial condition and results of operations of HSPO prior to the Transactions and that of PubCo subsequent to the Transactions.

In particular, Shenzhen Squirrel and PubCo following the Transactions face various legal and operational risks and uncertainties related to being based in and having significant operations in China, and therefore are subject to risks associated with doing business in China generally. Risks and uncertainties related to doing business in China could result in a material adverse change in the operations of Shenzhen Squirrel and PubCo following the Transactions, significantly limit or completely hinder the ability of Shenzhen Squirrel and PubCo to consummate the Transactions, or continue to offer PubCo’s securities to investors following the Transactions, and cause the value of PubCo’s securities to significantly decline or become worthless. Such risks and uncertainties include, but not limited to, the following:

•

The Holding Foreign Companies Accountable Act (“HFCAA”), together with recent joint statement by the SEC and PCAOB, and Nasdaq rule changes all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to Squirrel’s ability to be listed on U.S. stock exchanges. See “Risk Factors — Risks Related to Doing Business in China—The Holding Foreign Companies Accountable Act (“HFCAA”), together with recent joint statement by the SEC and PCAOB, and Nasdaq rule changes all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to Squirrel’s ability to be listed on U.S. stock exchanges.” on page 67 of this prospectus;

•

Refinement of and changes to enforcement patterns and practices in the PRC and the evolution of policies, rules, and regulations in China could limit the legal protections available to you and us if we are unable to meet any new standards that might apply in the future. See “Risk Factors — Risks Related to Doing Business in China—Refinement of and changes to enforcement patterns and practices in the PRC and the evolution of policies, rules, and regulations in China could limit the legal protections available to you and us if we are unable to meet any new standards that might apply in the future.” on page 69 of this prospectus;

•

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance and business operations. See “Risk Factors — Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance and business operations.” on page 69 of this prospectus;

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The Chinese government may refine or modify its level of supervision of overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.. See “Risk Factors Risks— Risks Related to Doing Business in China— The Chinese government may refine or modify its level of supervision of overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.” on page 69 of this prospectus;

•

The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer PubCo Ordinary Shares to investors and could cause the value of PubCo Ordinary Shares to significantly decline or such shares to become worthless. See “Risk Factors — Risks Related to Doing Business in China—The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer PubCo Ordinary Shares to investors and could cause the value of PubCo Ordinary Shares to significantly decline or such shares to become worthless.” on page 71 of this prospectus;

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Squirrel’s business is subject to complex and rapidly evolving laws and regulations in the PRC. Rules and regulations in China can change quickly with little advance notice. The Chinese government may exercise significant oversight  and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. See “Risk Factors — Risks Related to Doing Business in China—Our business is subject to complex and rapidly evolving laws and regulations in the PRC. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.” on page 72 of this prospectus;

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Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition, results of operations and the value of PubCo’s securities, and may result in our inability to sustain our growth and expansion strategies. The PRC government has significant authority to exert influence on the Chinese operations of an offshore holding company, and offerings conducted overseas and foreign investment in holding companies with China-based subsidiaries, such as PubCo. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on PubCo’s business, results of operations, financial condition and the value of PubCo’s securities. See “Risk Factors — Risks Related to Doing Business in China— Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition, results of operations and the value of PubCo’s securities, and may result in our inability to sustain our growth and expansion strategies. The PRC government has significant authority to exert influence on the Chinese operations of an offshore holding company, and offerings conducted overseas and foreign investment in holding companies with China-based subsidiaries, such as PubCo. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on PubCo’s business, results of operations, financial condition and the value of PubCo’s securities.” on page 73 of this prospectus;

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Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. See “Risk Factors — Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” on page 74 of this prospectus;

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To the extent cash or assets of our business, or of Shenzhen Squirrel, is in the PRC, such cash or assets may not be available to fund operations or for other use outside of the PRC, due to the imposition of restrictions and limitations by, the PRC government to the transfer of case or assets. See “Risk Factors — Risks Related to Doing Business in China—To the extent cash or assets of our business, or of Shenzhen Squirrel, is in the PRC, such cash or assets may not be available to fund operations or for other use outside of the PRC, due to the imposition of restrictions and limitations by, the PRC government to the transfer of case or assets.” on page 80 of this prospectus; and

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Substantially all of our operations are conducted in the PRC. Therefore, we may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and the PRC subsidiaries’ restrictions on paying dividends or making other payments to us could restrict our ability to satisfy our liquidity requirements and have a material and adverse effect on our ability to conduct our business. See “Risk Factors — Risks Related to Doing Business in China—Substantially all of our operations are conducted in the PRC. Therefore, we may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and the PRC subsidiaries’ restrictions on paying dividends or making other payments to us could restrict our ability to satisfy our liquidity requirements and have a material and adverse effect on our ability to conduct our business.” on page 82 of this prospectus.

For a detailed and comprehensive discussion about the risks and uncertainties faced by Shenzhen Squirrel and PubCo, please refer to the section headed “Risk Factors—Risks Related to Doing Business in China.”

Other risks include, among others, the following:

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Demand for Squirrel’s solutions depends on the continued growth and profitability of the e-commerce market in China. See “Risk Factors —Risks Related to Squirrel’s Business and Industry—Demand for our solutions depends on the continued growth and profitability of the e-commerce market in China.” on page 53 of this prospectus;

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Squirrel’s growth depends on its ability to attract new clients, retain existing clients and increase sales to both new and existing clients. See “Risk Factors —Risks Related to Squirrel’s Business and Industry—Our growth depends on our ability to attract new clients, retain existing clients and increase sales to both new and existing clients.” on page 53 of this prospectus;

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If the complexities and challenges faced by Squirrel’s clients seeking to sell online diminish or if its brands increase their in-house brand marketing capabilities as an alternative to its solutions, demand for its solutions may decline. See “Risk Factors —Risks Related to Squirrel’s Business and Industry—If the complexities and challenges faced by our clients seeking to sell online diminish or if our brands increase their in-house brand marketing capabilities as an alternative to our solutions, demand for our solutions may decline.” on page 54 of this prospectus;

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Squirrel’s success is tied to the performance, reputation and success of its existing and future clients. See “Risk Factors —Risks Related to Squirrel’s Business and Industry—Our success is tied to the performance, reputation and success of our existing and future clients.” on page 54 of this prospectus;

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Squirrel may fail to adequately anticipate changes in consumers’ buying preferences and product trends, which may adversely affect its ability to help its clients to attract and engage new consumers or retain existing consumers. See “Risk Factors —Risks Related to Squirrel’s Business and Industry—We may fail to adequately anticipate changes in consumers’ buying preferences and product trends, which may adversely affect our ability to help our clients to attract and engage new consumers or retain existing consumers.” on page 54 of this prospectus;

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The adoption and implementation of new technologies, including AI, into Squirrel’s existing technologies and IT systems, exposes Squirrel to additional risks. Failure to keep up with technological development or the changing requirements of brands may reduce its competitiveness. See “Risk Factors —Risks Related to Squirrel’s Business and Industry—The adoption and implementation of new technologies, including AI, into our existing technologies and IT systems, exposes us to additional risks. Failure to keep up with technological development or the changing requirements of brands may reduce our competitiveness.” on page 54 of this prospectus;

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If Squirrel is unable to provide superior customer experience, its business and reputation may be adversely affected. See “Risk Factors —Risks Related to Squirrel’s Business and Industry— If we are unable to provide superior customer experience, our business and reputation may be adversely affected.” on page 55 of this prospectus; and

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Squirrel faces intensive competition in the markets in which it operates and may not be able to compete successfully against its existing and future competitors. See “Risk Factors —Risks Related to Squirrel’s Business and Industry—We face intensive competition in the markets in which we operate and may not be able to compete successfully against our existing and future competitors.” on page 55 of this prospectus;

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If Squirrel’s solutions contain serious errors or defects, it may lose its sources of revenue and its clients may lose confidence in its solutions. In addition, Squirrel may incur significant costs defending or settling claims with its clients as a result of such serious errors or defects. See “Risk Factors —Risks Related to Squirrel’s Business and Industry—If our solutions contain serious errors or defects, we may lose our sources of revenue and our clients may lose confidence in our solutions. In addition, we may incur significant costs defending or settling claims with our clients as a result of such serious errors or defects.” on page 60 of this prospectus;

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Squirrel’s efforts to keep pace with technological developments may not succeed and may reduce its revenue growth rate, which may materially and adversely affect its business, financial condition, and results of operations. See “Risk Factors—Risks Related to Squirrel’s Business and Industry—Our efforts to keep pace with technological developments may not succeed and may reduce our revenue growth rate, which may materially and adversely affect our business, financial condition, and results of operations.” on page 62 of this prospectus;

•

HSPO will have limited rights after the Merger Closing to make claims for damages against PubCo or PubCo’s shareholders for the breach of representations, warranties, or covenants made by PubCo in the Business Combination Agreement. See “Risk Factors—Risks Related to HSPO and the Transactions—HSPO will have limited rights after the Merger Closing to make claims for damages against PubCo or PubCo’s shareholders for the breach of representations, warranties, or covenants made by PubCo in the Business Combination Agreement.” on page 87 of this prospectus;

•

After the Merger Closing, PubCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the price of shares of PubCo Ordinary Shares, which could cause you to lose some or all of your investment. See “Risk Factors—Risks Related to HSPO and the Transactions— After the Merger Closing, PubCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the price of shares of PubCo Ordinary Shares, which could cause you to lose some or all of your investment.” on page 87 of this prospectus;

•

The HSPO Insiders own HSPO Ordinary Shares that will be worthless, may be unable to be repaid in full for the working capital loans provided to HSPO, and may incur reimbursable expenses that may not be reimbursed or repaid if the Transactions is not approved. Such interests may have influenced their decision to approve and, in the case of the Board, recommend, the Transactions with PubCo. See “Risk Factors—Risks Related to HSPO and the Transactions—The HSPO Insiders own HSPO Ordinary Shares that will be worthless, may be unable to be repaid in full for the working capital loans provided to HSPO, and may incur reimbursable expenses that may not be reimbursed or repaid if the Transactions is not approved. Such interests may have influenced their decision to approve and, in the case of the Board, recommend, the Transactions with PubCo.” on page 87 of this prospectus;

•

The HSPO Public Shareholders will experience immediate dilution as a consequence of the issuance of PubCo Ordinary Shares immediately following consummation of the Transactions and Transaction Financing and in connection with the Transactions. See “Risk Factors—Risks Related to HSPO and the Transactions—The HSPO Public Shareholders will experience immediate dilution as a consequence of the issuance of PubCo Ordinary Shares immediately following consummation of the Transactions and Transaction Financing and in connection with the Transactions.” on page 88 of this prospectus;

•

The exercise of HSPO ’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of HSPO Public Shareholders. See “Risk Factors—Risks Related to HSPO and the Transactions—The exercise of HSPO’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of HSPO Public Shareholders.” on page 88 of this prospectus;

•

If HSPO is unable to complete the Transactions with PubCo or another business combination within the prescribed timeline, HSPO Public Shareholders may receive only approximately $[__] per public share, or less than such amount in certain circumstances based on the balance of the Trust Account (as of Record Date), and HSPO Warrants and HSPO Rights will expire worthless. See “Risk Factors—Risks Related to HSPO and the Transactions—If HSPO is unable to complete the Transactions with PubCo or another business combination within the prescribed timeline, HSPO Public Shareholders may receive only approximately $[__] per public share, or less than such amount in certain circumstances based on the balance of the Trust Account (as of Record Date), and HSPO Warrants and HSPO Rights will expire worthless.” on page 89 of this prospectus;

•

If HSPO is unable to complete the Transactions with PubCo or another business combination within the prescribed timeline, HSPO will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding HSPO Public Shares for cash and, subject to the approval of its remaining shareholders and its Board, dissolving and liquidating. In such event, third parties may bring claims against HSPO and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by HSPO Public Shareholders could be less than $10.175 per Public Share, and the HSPO Warrants and HSPO Rights will expire worthless. See “Risk Factors—Risks Related to HSPO and the Transactions—If HSPO is unable to complete the Transactions with PubCo or another business combination within the prescribed timeline, HSPO will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding HSPO Public Shares for cash and, subject to the approval of its remaining shareholders and its Board, dissolving and liquidating. In such event, third parties may bring claims against HSPO and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by HSPO Public Shareholders could be less than $10.175 per Public Share, and the HSPO Warrants and HSPO Rights will expire worthless.” on page 89 of this prospectus;

•

The Transactions is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. See “Risk Factors—Risks Related to HSPO and the Transactions—The Transactions is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.” on page 96 of this prospectus;

•

The price of PubCo securities may be volatile, and the value of PubCo securities may decline. See “Risk Risks — Risks Related to PubCo and Ownership of PubCo’s Shares— The price of PubCo securities may be volatile, and the value of PubCo securities may decline.” on page 102 of this prospectus; and

•	The other risks and uncertainties discussed in “Risk Factors” elsewhere in this proxy statement/prospectus.

SELECTED HISTORICAL FINANCIAL DATA OF HSPO

The following table present HSPO’s selected historical financial information derived from HSPO’s balance sheet data as of June 30, 2024 (unaudited), December 31, 2023 (audited), and December 31, 2022 (audited), statement of operations data and cash flows data for the six months ended June 30, 2024 and 2023 (unaudited), for the year ended December 31, 2023 (audited), and for the period from June 14, 2022 (inception) through December 31, 2022 (audited), included elsewhere in this proxy statement/prospectus

The financial data set forth below should be read in conjunction with and is qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operation of HSPO” and financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. HSPO’s financial statements are prepared and presented in accordance with U.S. GAAP.

	As of	As of	As of
	June 30, 2024	December 31, 2023	December 31, 2022
Balance Sheets Data:	(Unaudited)
Current assets	$82,265	$298,908	$685,471
Non-current assets	61,128,031	67,946,855	70,240,567
Total assets	$61,210,296	$68,245,763	$70,926,038
Current liabilities	$879,743	$413,718	$34,842
Non-current liabilities	2,415,000	2,415,000	2,415,000
Total liabilities	3,294,743	2,828,718	2,449,842
Ordinary shares subject to possible redemption	61,128,031	67,946,855	70,220,851
Shareholders’ deficit	(3,212,478)	(2,529,810)	(1,744,655)
Total liabilities and shareholders’ deficit	$61,210,296	$68,245,763	$70,926,038

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	For the Six Months Ended	For the Six Months Ended	For the Year Ended	For the Period from June 14, 2022 (Inception) Through
	June 30, 2024	June 30, 2023	December 31, 2023	December 31, 2022
Statements of Operations Data:	(Unaudited)	(Unaudited)
Operating expenses	$(302,668)	$(185,058)	$(560,155)	$(137,311)
Other income	1,665,343	1,641,064	3,471,188	13,351
Net income (loss)	$1,362,675	$1,456,006	$2,911,033	$(123,960)
Basic and diluted weighted average redeemable ordinary shares outstanding	5,911,506	6,900,000	6,764,316	138,000
Basic and diluted net income per redeemable ordinary shares	$0.26	$0.22	$0.46	$97.07
Basic and diluted weighted average non-redeemable ordinary shares outstanding	2,310,750	2,310,750	2,310,750	1,516,215
Basic and diluted net loss per non-redeemable ordinary share	$(0.08)	$(0.02)	$(0.08)	$(8.92)

	For the Six Months	For the Six Months	For the	For the Period from June 14, 2022 (Inception)
	Ended June 30, 2024	Ended June 30, 2023	Year Ended December 31, 2023	Through December 31, 2022
Cash Flows Data:	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(461,405)	$(186,778)	$(378,125)	$(152,470)
Net cash provided by (used in) investing activities	8,484,167	-	5,745,184	(70,207,500)
Net cash (used in) provided by financing activities	(8,284,167)	-	(5,645,184)	70,921,376
Net change in cash	(261,405)	(186,778)	(278,125)	561,406
Cash, beginning of period	283,281	561,406	561,406	-
Cash, end of period	$21,876	$374,628	$283,281	$561,406

SELECTED HISTORICAL FINANCIAL DATA OF SQUIRREL

Unless the context otherwise requires, all references in this section to “Squirrel” refers collectively to Squirrel Enlivened International Co., Ltd and its direct and indirect subsidiaries prior to the consummation of the Transactions.

The following table present Squirrel’s selected historical financial information derived from Squirrel’s balance sheet data as of March 31, 2024 (unaudited), and September 30, 2023 and 2022 (audited), and statement of operations data and cash flows data for the six months ended March 31, 2024 and 2023 (unaudited), and for the fiscal years ended September 30, 2023 and 2022 (audited), included elsewhere in this proxy statement/prospectus.

The financial data set forth below should be read in conjunction with and is qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Squirrel” and financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. Squirrel’s financial statements are prepared and presented in accordance with U.S. GAAP. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Squirrel following the Transactions.

	As of	As of	As of
	September 30, 2022	September 30, 2023	March 31, 2024
Balance Sheets Data:			(Unaudited)
	(‘000)
Current assets	$1,489	$3,098	$5,517
Non-current assets	614	323	215
Total assets	$2,103	$3,421	$5,732
Current liabilities	$2,452	$3,263	$4,378
Non-current liabilities	360	46	678
Total liabilities	2,812	3,309	5,056
Ordinary shares	2	2	2
Shareholders’ (deficit) equity	(709)	112	676
Total liabilities and shareholders' (deficit) equity	$2,103	$3,421	$5,732

	For the year ended		For the six months ended
	September 30, 2022	September 30, 2023	March 31, 2023	March 31, 2024
Statements of Operations Data:			(Unaudited)	(Unaudited)
	(‘000)
Revenues	$3,004	$4,883	$1,153	$2,891
Total Cost and expenses	-3,463	-3,758	(1,388)	(2,178)
Other service income	-	-	-	60
(Loss) income from operations	(459)	1,125	(235)	773
Other (expenses) income, net	(28)	45	(84)	(35)
(Loss) income before income tax benefit (expenses)	(487)	1,170	(319)	738
Income tax benefit (expenses)	87	(339)	54	(187)
Net income (loss)	$(400)	$831	$(265)	$551
Less: net (loss) income attributable to non-controlling interests	(12)	25	(8)	17
Net (loss) income attributable to Squirrel’s shareholders	(388)	806	(257)	534
Basic and diluted weighted average ordinary shares outstanding	20,000,000	20,000,000	20,000,000	20,000,000
Basic and diluted net income per redeemable ordinary shares	$(0.02)	0.04	(0.01)	0.03

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	For the year ended		For the six months ended
	September 30, 2022	September 30, 2023	March 31, 2023	March 31, 2024
Cash Flows Data:			(Unaudited)	(Unaudited)
	(‘000)
Net cash (used in) generated from operating activities	$(1,201)	$(102)	$213	$228
Net cash used in investing activities	(81)	(7)	(7)	(314)
Net cash generated from (used in) financing activities	810	590	(16)	363
Effect of exchange rate changes on cash, and cash equivalents	(50)	(27)	16	31
Net increase (decrease) in cash, and cash equivalents	(522)	454	206	308
Cash, cash equivalents and restricted cash at beginning of the year	884	362	362	816
Cash, cash equivalents and restricted cash at end of the year	$362	$816	$568	$1,124

Cash and cash equivalents	362	505	568	1,120
Restricted cash	-	311		4
Total cash, cash equivalents and restricted cash	362	816	568	1,124

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined financial data is derived from the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of operations included elsewhere in this prospectus and is provided to aid you in your analysis of the financial aspects of the Transactions.

The summary unaudited pro forma condensed combined data has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined data appearing elsewhere in this proxy statement and the accompanying notes. The unaudited pro forma condensed combined data is derived from the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of operations included elsewhere in this prospectus.

The unaudited pro forma condensed combined balance sheet as of March 31, 2024 gives pro forma effect to the Transactions as if it had been consummated on March 31, 2024. The unaudited pro forma condensed combined statements of operations for the six months ended March 31, 2024, and the year ended September 30, 2023 give pro forma effect to the Transactions as if it had been consummated on October 1, 2022, the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations.

The unaudited pro forma condensed combined balance sheet as of March 31, 2024 has been prepared using, and should be read in conjunction with, the following:

•	HSPO’s unaudited condensed balance sheet as of June 30, 2024 and the related notes included elsewhere in this proxy statement/ prospectus, and

•	PubCo’s unaudited interim condensed consolidated balance sheet as of March 31, 2024 and the related notes included elsewhere in this proxy statement/ prospectus.

The unaudited pro forma condensed combined statement of operations for the six months ended March 31, 2024 and for the year ended September 30, 2023 have been prepared using, and should be read in conjunction with, the following:

•	HSPO’s unaudited condensed statement of operations for the six months ended June 30, 2024, and the related notes included elsewhere in this proxy statement/ prospectus,

•	HSPO’s audited statement of operations for the year ended December 31, 2023, and the related notes included elsewhere in this proxy statement/ prospectus,

•

PubCo’s unaudited interim condensed consolidated statement of operations and comprehensive income for the six months ended March 31, 2024, and the related notes included elsewhere in this proxy statement/ prospectus, and

•	PubCo’s audited consolidated statement of operations and comprehensive income for the year ended September 30, 2023 and the related notes included elsewhere in this proxy statement/ prospectus.

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The Transactions will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, HSPO will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Transactions will be treated as the equivalent of PubCo issuing shares for the net assets of HSPO, accompanied by a recapitalization. The net assets of HSPO will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma combined financial information included in this proxy statement/prospectus has been prepared using the assumptions below with respect to the potential redemption into cash of HSPO Ordinary Shares.

•

Assuming No Redemptions (Scenario 1): This presentation assumes that no HSPO Public Shareholders exercise their rights to redeem their 5,521,640 HSPO Public Shares (excluding the Redeemed Public Shares of 562,779 in October 2023 and 815,581 in March 2024) for their pro rata shares of the Trust Account, and thus, the full amount held in the Trust Account as of the closing is available for the Transactions.

•

Assuming Maximum Redemptions (Scenario 2): This presentation assumes that a maximum of 4,675,819   HSPO Public Shares issued and outstanding as of the Merger Closing are redeemed to satisfy the net tangible assets condition upon the consummation of the Transactions being no less than approximately $5 million, resulting in an aggregate cash payment of approximately $51,766 thousand from the Trust Account based on an assumed redemption price of $11.07 per share as of  June 30, 2024.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transactions.

The following summarizes selected unaudited pro forma information under the scenarios presented:

	For the Six Months Ended March 31, 2024
			Pro Forma Combined	Pro Forma Combined
			Assuming No	Assuming Maximum
	HSPO	PubCo	Redemptions	Redemptions
(Amount in thousands of U.S. dollars (“US$”), except for share and per share data)
Statements of Operations Data:
Revenues	$-	$2,891	$2,891	$2,891
Cost of goods sold	-	1,511	1,511	1,511
Gross profit	-	1,380	1,380	1,380
Selling expense	-	68	68	68
General and administrative expenses	303	599	902	902
Other service income	-	60	60	60
Loss from operations	(303)	773	470	470
Other income (expense)	1,665	(35)	(35)	(35)
Income before income taxes	1,362	738	435	435
Provision for income taxes	-	187	187	187
Net income (loss)	1,362	551	248	248
Less: net income attributable to non-controlling interests	-	17	17	17
Net income attributable to PubCo’s shareholders	$1,362	$534	$231	$231
Comprehensive income
Net income (loss)	$1,362	$551	$248	$248
Other comprehensive loss, net of tax	-	-	-	-
Total comprehensive income	1,362	551	248	248
Less: Comprehensive income attributable to noncontrolling interests	-	17	17	17
Total comprehensive income	$1,362	$534	$231	$231
Basic and diluted weighted average redeemable ordinary shares outstanding	5,911,506		-	-
Basic and diluted net income per redeemable ordinary shares	$0.26		$-	$-
Basic and diluted weighted average non-redeemable ordinary shares outstanding	2,310,750	20,000,000	28,560,965	23,885,146
Basic and diluted net loss per non-redeemable ordinary share	$(0.08)	$0.03	$0.01	$0.01

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	For the Year Ended September 30, 2023
			Pro Forma Combined	Pro Forma Combined
			Assuming No	Assuming Maximum
	HSPO	PubCo	Redemptions	Redemptions
(Amount in thousands of U.S. dollars (“US$”), except for share and per share data)
Statements of Operations Data:
Revenues	$-	$4,883	$4,883	$4,883
Cost of goods sold	-	2,890	2,890	2,890
Gross profit	-	1,993	1,993	1,993
Operating expenses	560	868	2,806	2,806
(Loss) Income from operations	(560)	1,125	(813)	(813)
Other income (expense)	3,471	45	45	45
Loss before income taxes	2,911	1,170	(768)	(768)
Provision for income taxes	-	339	339	339
Net income (loss)	2,911	831	(1,107)	(1,107)
Less: net income attributable to non-controlling interests	-	25	25	25
Net income attributable to PubCo’s shareholders	$2,911	$806	$(1,132)	$(1,132)
Comprehensive income
Net Income	$2,911	$831	$(1,107)	$(1,107)
Other comprehensive loss, net of tax	-	(10)	(10)	(10)
Total comprehensive income	2,911	821	(1,117)	(1,117)
Less: Comprehensive income attributable to noncontrolling interests	-	24	24	24
Total comprehensive income	$2,911	$797	$(1,141)	$(1,141)
Basic and diluted weighted average redeemable ordinary shares outstanding	6,764,316		-	-
Basic and diluted net income per redeemable ordinary shares	$0.46		$-	$-
Basic and diluted weighted average non-redeemable ordinary shares outstanding	2,310,750	20,000,000	28,560,965	23,885,146
Basic and diluted net loss per non-redeemable ordinary share	$(0.08)	$0.04	$(0.04)	$(0.05)

	As of March 31, 2024
			Pro Forma Combined	Pro Forma Combined
			Assuming No	Assuming Maximum
	HSPO	PubCo	Redemptions	Redemptions
(Amount in thousands of U.S. dollars (“US$”), except for share and per share data)
Balance Sheets Data:
Total assets	$61,210	$5,732	$62,202	$10,436
Total liabilities	$3,295	$5,056	$5,436	$5,436
Mezzanine equity	$61,128	$-	$-	$-
Total stockholders’ equity (deficit)	$(3,213)	$676	$56,766	$5,000

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FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes statements that express HSPO’s, PubCo’s and Squirrel’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this proxy statement/prospectus and include statements regarding HSPO’s, PubCo’s and Squirrel’s intentions, beliefs or current expectations concerning, among other things, the Transactions, the benefits and synergies of the Transactions, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which Squirrel operates as well as any information concerning possible or assumed future results of operations of the combined company after the consummation of the Transactions. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting HSPO, Squirrel and PubCo. Factors that may impact such forward-looking statements include, but are not limited to:

•	our ability to grow market share in its existing markets or any new markets we may enter;

•	our ability to execute our growth strategy, manage growth and maintain our corporate culture as we grow;

•	our ability to successfully execute on acquisitions, integrate acquired businesses and to realize efficiencies or meet growth aspirations inherent in the decision to make a specific acquisition;

•	increased competition in the brand marketing and strategy consulting and e-commerce industries in China, the actions of our competitors in each of our markets and consequent impact on profitability;

•	changes in our business mode;

•	costs associated with enhancements of our services;

•	our ability to continue to adjust our services to meet market demand and attract clients to our services;

•	the regulatory environment and changes in laws, regulations or policies in China;

•	the overall economic environment and general market and economic conditions in China;

•	anticipated technology trends and developments and our ability to address those trends and developments with our services;

•

our ability to protect information technology systems and platforms against security breaches (which includes physical and/or cybersecurity breaches either by external actors or rogue employees) or otherwise protect confidential information;

•

man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;

•	the loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

•	exchange rate fluctuations;

•	changes in interest rates or rates of inflation;

•	legal, regulatory and other proceedings; and

•	tax laws and the interpretation and application thereof by tax authorities in China.

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In addition, the Transactions are subject to the satisfaction or waiver of the conditions to the completion of the Transactions set forth in the Business Combination Agreement and the absence of events that could give rise to the termination of the Business Combination Agreement, the possibility that the Transactions do not close, and risks that the proposed Transactions disrupt current plans and operations and business relationships, or poses difficulties in attracting or retaining employees for Squirrel.

The forward-looking statements contained in this proxy statement/prospectus are based on HSPO’s, Squirrel’s and PubCo’s current expectations and beliefs concerning future developments and their potential effects on the Transactions and PubCo. There can be no assurance that future developments affecting HSPO, PubCo and/or Squirrel will be those that HSPO, Squirrel or PubCo has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond either HSPO’s, PubCo’s or Squirrel’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. HSPO, Squirrel and PubCo will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before a shareholder grants its proxy or instructs how its vote should be cast or votes on the Proposals, it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect HSPO, PubCo and/or Squirrel.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before you decide whether to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus. Certain of the following risk factors apply to the business and operations of Squirrel and will also apply to the business and operations of PubCo following the completion of the Transactions. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Transactions, and may have a material adverse effect on the business, financial condition, results of operations, prospects and trading price of PubCo Ordinary Shares following the Transactions. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by PubCo, HSPO and Squirrel, which later may prove to be incorrect or incomplete. PubCo, HSPO and Squirrel may face additional risks and uncertainties that are not presently known to such entity, or that are currently deemed immaterial, but which may also ultimately have an adverse effect on any such party.

Risks Related to Squirrel’s Business and Industry

Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to the business of Shenzhen Squirrel and its subsidiaries prior to the consummation of the Transactions, which will be the business of PubCo as a publicly listed company and its subsidiaries following the consummation of the Transactions.

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Demand for our solutions depends on the continued growth and profitability of the e-commerce market in China.

We provide brand marketing and strategy consulting solutions to brands for them to achieve their business goals in the e-commerce market. Our results of operations, financial position and business prospects depend on whether brand marketing and strategy consulting solutions will continue to be accepted by brands, which in turn depends on whether e-commerce market will further grow in China. Our future results of operations will depend on numerous factors affecting the development of the e-commerce market in China, which may be beyond our control. These factors include:

•	the increasingly more intensively competitive e-commerce market, which fuels the demand for brands in seeking professional brand marketing and strategy consulting solutions;

•

the technological innovation and digital transformation, particularly the rapid integration of the Internet and social media, are driving brands to undergo digital transformation, which in turn is driving brands to recognize the value of brand marketing and strategy consulting solutions providers to help them achieve such digital transformation;

•	the discernible trend towards diversification and personalization in consumer preferences, which leads to more demand for brand marketing and strategy consulting solutions; and

•	the economic uncertainties are prompting brands to engage brand marketing and strategy consulting solutions providers to navigate the complexities of the market.

If the e-commerce market in China does not grow or profit with continuity, demand for our solutions would be adversely affected, our revenue would be negatively impacted and our ability to pursue our growth strategy would be compromised.

Our growth depends on our ability to attract new clients, retain existing clients and increase sales to both new and existing clients.

The brand marketing and strategy consulting industry is characterized by rapidly changing technology, evolving industry standards, new solutions and product introductions and changing demands from our clients and their customers. We face competition in the brand marketing and strategy consulting industry in China, and we expect competition to continue to intensify in the future. Increased competition may result in reduced pricing for our solutions, or a decrease in our market share. If we are unable to offer our solutions to brands at a competitive price, our ability to retain existing clients and attract new clients may be negatively affected and our future financial and operating results may also suffer as a result. In particular, the number of our clients increased from 48 in the fiscal year ended September 30, 2022 to 50 in the fiscal year ended September 30, 2023, and from 20 in the six months ended March 31, 2023 to 25 in the six months ended March 31, 2024. The number of our new clients which contributed to our revenue in the current period but not in the immediately preceding period, was 45, 41, 14 and 12 in the fiscal year ended September 30, 2022 and 2023 and the six months ended March 31, 2023 and 2024, respectively. In addition, leveraging our brand recognition and deepened relationship with clients, we were able to increase our client retention rate, calculated by dividing the number of our existing clients in the immediately preceding period which remain as our clients in the current period by the number of our existing clients in the immediately preceding period and multiplied by 100%, from approximately 6% in 2022 to approximately 19% in 2023 and from approximately 26% in the six months ended March 31, 2023 to 65% approximately in the six months ended March 31, 2024. Although our increased number of clients and client retention rate demonstrated our ability to retain existing clients and attract new client, there is no assurance that we can continue to retain existing clients and attract new clients in the future.

A number of competitive factors could cause us to lose potential sales or to sell our solutions at lower prices or at reduced profitability, including:

•	online platforms may offer brand marketing tools that compete with ours;

•	Competitors may adopt more aggressive pricing policies and offer more attractive sales terms; and

•	Competitors may offer solutions at a lower price point or with greater depth than our solutions and may be able to devote greater resources to those solutions than we can.

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In addition, our competitors are constantly innovating and coming up with new solutions to remain competitive. They may be able to adapt more quickly to new technologies and changes in brands’ requirements and devote greater resources to the promotion and sales of their solutions than we can. To achieve market acceptance for our solutions, we must effectively anticipate and offer solutions that will meet frequently changing requirements of brands in a timely manner. If we fail to innovate or to come up with effective solutions ahead of our competitors, our ability to renew our contracts with existing clients and to attract new clients, as well as our ability to create or increase demand for our solutions will be impaired. Competition may also intensify as our competitors raise additional capital and as established companies in other market segments or geographic markets expand into our market segments or geographic markets. If we are unable to compete successfully against our competitors, our solutions may become less important or attractive to our clients, and demand for our solutions may decline, and in turn, our business and our operating and financial results could be adversely affected.

If the complexities and challenges faced by our clients seeking to sell online diminish or if our brands increase their in-house brand marketing capabilities as an alternative to our solutions, demand for our solutions may decline.

One of the key attractions of our solutions to brands is our ability to help address the complexities and difficulties they face in the e-commerce market in China. If the level of the complexities and difficulties declines as a result of changes in the e-commerce landscape or otherwise, or if our clients choose to increase their in-house support capabilities as an alternative to our solutions, our solutions may become less important or attractive to our clients, and demand for our solutions may decline.

Our success is tied to the performance, reputation and success of our existing and future clients.

Our success is substantially dependent upon the success of our clients. As we continue to expand and optimize our client base, our future success will also be tied to the success of our future clients. We cannot assure you that our efforts to attract new clients and to optimize our client base will be successful. If such efforts fail, it may have a material adverse impact on our business performance or results of operation. The e-commerce market in China is competitive. If our clients were to experience any significant decline in their sales due to any reason, such as newly identified quality or safety issues or decreased popularity of their products, or if they were to have any financial difficulties, suffer impairment of their brands or if the profitability of, or demand for, their products decreases for any other reason, it could adversely affect our results of operations and our ability to maintain and grow our business. Our business could also be adversely affected if our clients’ product sales, marketing, brands or retail stores are not successful or if our clients reduce their marketing efforts.

We may fail to adequately anticipate changes in consumers’ buying preferences and product trends, which may adversely affect our ability to help our clients to attract and engage new consumers or retain existing consumers.

Our success depends, in part, upon our ability to anticipate and respond to consumer trends for our clients. Constantly changing consumer preferences and product trends have affected and will continue to affect the e-commerce market. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential consumers. In order to be successful, we must accurately predict consumers’ tastes and help our clients to develop effective brand marketing plans. If we fail to identify and respond to changes in merchandizing and consumer preferences, our ability to help our clients attract and engage new consumers or retain existing consumers may be adversely affected, which could negatively impact our results of operations and financial position.

The adoption and implementation of new technologies, including AI, into our existing technologies and IT systems, exposes us to additional risks. Failure to keep up with technological development or the changing requirements of brands may reduce our competitiveness.

Advancements in technology, particularly in AI, have significantly impacted the brand marketing and strategy consulting industry. AI-driven tools and algorithms can analyze consumer behavior, optimize search results, and personalize shopping experiences, all of which can be utilized to develop effective brand marketing plans. Our future success depends on our ability to offer high-quality solutions on a continuing basis, to enhance our existing solutions, to explore new opportunities and to introduce new solutions with features that meet evolving technological developments, brands’ preferences and requirements, all in a timely and cost-effective manner. If we do not adapt our solutions to such changes in an effective and timely manner, we may suffer decreased user traffic, which may result in a decrease in our business and revenue. In addition, if we adopt new technologies which are less proven, and user experience suffers as a result, our clients may use our platforms less often. Furthermore, changes in technologies may require substantial investments in product development as well as in modification of solutions or infrastructure. We may not execute our business strategies successfully due to a variety of reasons such as technical hurdles, misunderstanding or erroneous prediction of market demand or lack of necessary resources. Failure to keep up with technological development or the changing requirements of brands may have negative impact to our clients’ experience and may result in our offerings and solutions being less attractive than those provided by our competitors, which in turn may materially and adversely affect our business, results of operations and prospects.

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If we are unable to provide superior customer experience, our business and reputation may be adversely affected.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to offer attractive solutions, respond to customer demands and preferences with high quality, and maintain reliable and timely delivery of our solutions. Our revenue may decrease if our brand marketing and strategy consulting solutions are severely interrupted or otherwise fail to meet our clients’ requests. As a result, our reputation and customer loyalty could be negatively affected. If we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing clients or attract new clients, which could have a material adverse effect on our business, financial condition and results of operations.

We face intensive competition in the markets in which we operate and may not be able to compete successfully against our existing and future competitors.

We face competition in various aspects of our business in the brand marketing and strategy consulting industry in China and we expect such competition to continue growing in the future. Many of our competitors have longer operating histories and experience, larger client bases, greater brand recognition, more extensive commercial relationships within China and greater financial, technical, marketing, and other resources than we do. As a result, such competitors may be able to develop solutions better received by brands or may be able to respond more quickly and effectively to new or changing opportunities, technologies, regulations or clients’ needs. In addition, some of our competitors may be able to leverage a larger existing client base and sales network to adopt more aggressive pricing policies and offer more attractive sales terms. This could cause us to lose potential sales or compel us to sell our solutions at lower prices to remain competitive, which may have a material adverse impact on our results of operation and financial condition.

We may be subject to further competition if any of our competitors enter into business partnerships or alliances or raise significant additional capital, or if established companies from other market segments or geographical markets expand into our market segment or geographical market. Any existing or potential competitor may also choose to operate based on a different pricing model or undercut prices in order to increase their market share. If we are unable to compete successfully against our current or potential competitors, our business, results of operations, and financial condition may be negatively impacted.

We are subject to client or supplier concentration risk

We were subject to client or supplier concentration risk in certain period of our operations, and may continue to be subject to such risks in the future. In particular, our largest client in each of the six months ended March 31, 2023 and 2024 contributed to approximately 10.9% and 36.2% of our revenues, respectively, in the same periods. Our three largest suppliers in each of the six months ended March 31, 2023 and 2024 contributed to an aggregate of approximately 78.0% and 83.4% of our total purchases, respectively, in the same periods.

If any of these  clients or suppliers were to reduce or cease their business with the Company, it could have a material adverse impact on the Company’s financial condition and results of operations.

The Company has taken steps to mitigate its client and supplier concentration risk by diversifying its client and supplier base and developing long-term relationships with its key clients and suppliers. However, the Company remains exposed to client and supplier  concentration risk, and any significant changes in the business of its key clients or suppliers could have a material adverse impact on its business.

In addition, the Company’s business is dependent on the continued success of its clients and suppliers. If any of the Company’s clients or suppliers  were to experience financial difficulties or cease operations, it could have a material adverse impact on the Company’s business.

We have incurred net loss in the past. Although we have turned profit-making in 2023, we may nonetheless incur net losses in the future.

We recorded net loss of US$0.4 million and US$0.3 million in the fiscal year ended September 30, 2022 and the six months ended March 31, 2023, respectively. While we generated a net income of US$0.8 million and US$0.6 million in the fiscal year ended September 30, 2023 and the six months ended March 31, 2024, respectively, we cannot assure you that we will be able to continue generating profits in the future. For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Squirrel – Results of Operations.” We believe that our future revenue growth will depend on, among other factors, our ability to develop new technologies, enhance client experience, establish effective commercialization strategies, compete effectively and successfully, and develop new solutions. Accordingly, you should not rely on the revenue of any prior period as an indication of our future performance. We may also incur unforeseen expenses, or encounter difficulties, complications or delays in deriving revenue or achieving profitability. If we are unable to generate adequate revenue and manage our expenses, we may continue to incur significant losses and record accumulated losses in the future and may not be able to achieve or subsequently maintain profitability.

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Our net current liabilities and net cash outflows from our operating activities may expose us to certain liquidity risks and may constrain our operational flexibility as well as adversely affect our financial condition and ability to expand our business.

As of September 30, 2022 and 2023, we had net current liabilities of US$1.0 million and US$0.2 million, respectively, primarily due to our short-term loans, advances from clients, and amounts due to related parties, all in connection with our daily operations. We may continue to record net current liabilities in the future. Significant net current liabilities may constrain our operational flexibility and adversely affect our ability to expand our business. Our net cash used in operating activities were US$1.2 million and US$0.1 million for the fiscal years ended September 30, 2022 and 2023, respectively. Our net cash used in operating activities in the fiscal year ended September 30, 2022 primarily due to payments for operating lease and advances from clients. For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Squirrel – Cash Flows.” We cannot assure you that we will be able to generate net cash inflows from operating activities in the future. If we continue to record net cash outflows from our operating activities in the future, our working capital may be constrained which may adversely affect our financial condition. Our future liquidity, payment of trade payables, and bank and other borrowings primarily depend on our ability to maintain adequate cash inflows from our operating activities and adequate external financing. If we are unable to maintain our sources of funding in a timely manner and on reasonable terms, or at all, we may face liquidity issues and our business, financial condition and results of operations may be materially and adversely affected.

We are subject to credit risk.

Financial instruments that potentially expose us to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and advances to suppliers. We recorded accounts receivables of US$0.3 million, U$0.3 million and US$0.7 million as of September 30, 2022 and 2023 and March 31, 2024, respectively. Our advances to suppliers were US$0.2 million, US$0.1 million and US$1.1 million as of September 30, 2022 and 2023 and March 31, 2024, respectively. If these clients delay settlement of trade receivables with us or our advances to suppliers increase significantly or at a faster pace, we may be subject to credit risk in connection with our business, which could, in turn, adversely affect our results of operations and financial conditions.

Our historical growth rates may not be indicative of our future growth, and, if we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We experienced rapid growth in our revenue from the fiscal year ended September 30, 2022 to the fiscal year ended September 30, 2023. Our revenue increased by US$1.9 million, or 62.5%, from US$3.0 million in the fiscal year ended September 30, 2022 to US$4.9 million in the fiscal year ended September 30, 2023, and further by 150.7% from US$1.2 million in the six months ended March 31, 2023 to US$2.9 million in the six months ended March 31, 2024. In addition, our gross profit increased by 568.8% from US$0.3 million for the year ended September 30, 2022 to US$2.0 million for the year ended September 30, 2023, and further by 550.9% from US$0.2 million for the six months ended March 31, 2023 to US$1.4 million for the six months ended March 31, 2024. The rapid growth in our revenue and gross profit in the reporting periods was because (i) an increasing number of brands need to update their marketing strategies and campaigns and launch new products at a faster pace due to the changing market and the evolving needs of consumers in China, which increased demands for our brand marketing and strategic consulting solutions and (ii) in response to brands’ more frequent demands, we started to provide annual package solutions, which led to more business from each client.

While our business has grown in the past, we cannot assure you that we are able to sustain our historical growth rate for various reasons, including uncertainty of our continuous launch of new solutions and intensified competition within the brand marketing and strategy consulting industry in China. In particular, we plan to launch our first self-owned skincare brand in the first quarter of 2025. As we do not have prior experience in operating a skincare business, our new business may not generate expected returns and may even incur net losses. In addition, our revenue, expenses and operating results may vary from period to period due to factors beyond our control. As a result of these, and other factors, we cannot assure you that our future revenues will increase or that we will continue to be profitable. Accordingly, investors should not rely on our historical results as an indication of our future financial or operating performance.

In addition, our anticipated expansion and investment in new solutions may place a significant strain on our managerial, operational, financial and human resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. We cannot assure you that we will be able to effectively manage our growth or implement all such systems, procedures and control measures successfully. If we are not able to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

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Systems disruptions, and hacking and phishing attacks on our systems and security breaches may delay or interrupt our solutions to brands, harm our reputation and subject us to significant liability, which, in turn, may adversely affect our business, results of operations, and financial results.

During our operations, we may be subject to system disruptions and hacker attacks. We cannot assure you that any applicable recovery system, security protocol, network protection mechanisms or other defense procedures are, or will be, adequate to prevent such network or service interruptions, system failures or data losses. Additionally, our infrastructure and systems may also be breached if any vulnerabilities therein are exploited by unauthorized third parties.

Since techniques used to obtain unauthorized access change frequently and the scale of hacking and phishing attacks is increasing, we may not be able to implement sufficient preventative measures or stop the attacks while they are occurring. Any actual or perceived attacks or security breaches may damage our reputation and brand, expose us to risks of potential litigation and liabilities, and require us to expend significant capital and other resources to alleviate problems caused by such attacks or security breaches, which would have a material adverse impact on our ability to retain existing clients and attract new ones.

If our machine learning and analytics algorithms for generating targeted marketing content are or become flawed or ineffective, or if our solutions fail to improve the marketing results for our clients, our reputation and market share may be materially and adversely affected.

Our ability to attract brands to, and build trust in, our solutions depends significantly on our ability to effectively generate marketing content for brands. We utilize our proprietary AIGC platform to automatically and efficiently generate eye-catching marketing content. Our proprietary AIGC platform takes into account multiple sources of data, including video views, clicks, and conversion rate from various channels and under various scenarios. For further information, see “Squirrel’s Business – Our AIGC Platform and Technology Infrastructure.”

We anticipate significant growth in the amount of data we process as we continue to develop new solutions and features to meet evolving and growing demands from brands. As the amount of data and variables we process increases, our AIGC platform process increasingly complex calculations, and, as a result, the likelihood of defect and errors increases. To the extent our proprietary AIGC platform fails to generate marketing content that attract consumers’ attention and increase their interests, or experience significant errors or defects, brands may not achieve their marketing goals in a cost-effective manner or at all, which could make our AIGC platform less attractive to them, result in damages to our reputation and a decline in our market share, and adversely affect our business and results of operations.

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Use of generative AI tools in our business may result in significant reputational harm and liability.

Our AIGC platform is powered by generative AI technology and we expect to use our AIGC platform to generate marketing content for use in our brand marketing and strategic consulting solutions in the future. Generative AI refers to AI technology that creates new content (such as text, audio, data, images, video or software code) (“Output”) by leveraging content that the technology was trained on (for example, through machine learning) in response to prompts submitted by a user (“Prompts”). Generative AI provides significant opportunities for new and efficient forms of content development, across a wide range of applications. However, generative AI is relatively new, and the business, legal and ethical landscape regarding its use, commercialization and regulation is unsettled and constantly evolving. Uncertainty in the legal regulatory regime relating to AI may require significant resources to modify and maintain business practices to comply with relevant U.S. and non-U.S. laws.

The use of generative AI in aspects of our business may present material risks and challenges that could increase as generative AI tools become more prevalent. We also face such risks and challenges in respect of third-party providers using AI-generated work product in the content they provide to us.

Recent decisions of the U.S. Copyright Office suggest that we would not be able to claim copyright ownership in any Output, and the availability of such protection in other countries is unclear. In the United Kingdom, copyright law may protect works generated by a computer where there is no human creator; however, to date there has been no judicial treatment of these computer-generated work considerations in the context of Generative AI. Therefore, even in jurisdictions where copyright protection may be extended to AI-generated works, the ownership of any Outputs generated using generative AI tools may be subject to legal challenge. As a result, we may not be the legal owner of the Output, which in turn is likely to prevent or limit our ability to enforce our rights in the Output, prevent others from copying it or reusing it or stop the provider of the generative AI tool from using identical Outputs. The generative AI tool’s terms of service may also declare that the provider of the generative AI tool owns the Outputs or that it retains a broad right to re-use the Outputs beyond the right to use the Outputs (and the Prompts) to train the generative AI tool.

On July 10, 2023, several Chinese government departments, including the Cyberspace Administration of China (the “CAC”), the National Development and Reform Commission(the “NDRC”), the Ministry of Education, the Ministry of Science and Technology, the Ministry of Industry and Information Technology (the “MIIT”), the Ministry of Public Security and the National Radio and Television Administration, jointly published the Interim Measures for the Administration of AIGC Services (“Generative AI Measures”), which came into effect on August 15, 2023. The Generative AI Measures applies to services that utilize AIGC technology to provide content such as text, images, audio, and video and other content to the public within PRC. According to the Generative AI Measures, the Chinese central government encourages the innovative development of AIGC while implementing inclusive, prudent, and categorized regulation. The entity using generative AI to provide services (“AIGC service providers”) should bear the responsibility of an internet content producer, and if personal information is involved, it should also assume the statutory responsibility of a personal information processor. The Generative AI Measures impose additional responsibilities on AIGC service providers, including the use of legally sourced data and models and taking effective measures to enhance the quality, authenticity, accuracy, objectivity, and diversity of training data. AIGC service providers are also required to sign service agreements with registered users, as well as to ensure that the generated content is more accurate and reliable based on the characteristics of the service types. Furthermore, AIGC service providers must promptly address any illegal content. The Generative AI Measures prohibits the illegal retention of user input information that can infer user identity and the sharing of user input information. It also forbids the generation of any discriminatory content based on race, nationality, gender, or other similar criteria. The Generative AI Measures requires AIGC service providers providing generative AI services with public opinion properties or the capacity for social mobilization to carry out security assessments and file their algorithms based on the requirements set out under the Provisions on the Management of Algorithmic Recommendations in Internet Information Services.

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We have little or no insight into the third-party content and materials used to train the generative AI tools or the extent of the original works that remain in the Output. As a result, we may face claims from third parties claiming infringement of their intellectual property rights or infringement of open-source licenses or other license terms. Open-source licenses have various conditions on the use of the source code, ranging from notice and attribution requirements to other more onerous provisions, such as an obligation to make any proprietary code linking to or derived from such open-source code available under the same license terms, which could have significant implications for the protection of our proprietary code. We could also be subject to various claims, including: from the providers of the generative AI tools if our use of the Output or the service is inconsistent with, or in breach of, the terms of use; from our clients, including contractual claims if the agreement prohibits the use of AI-generated content in our offering and indemnification claims if our products or services, including marketing materials generated by our AIGC platform, incorporate any infringing Output. Any of these claims could result in legal proceedings and could require us to purchase a costly license, comply with the requirements of open-source software license terms, limit or cease using the Output unless and until we can re-engineer such Output to avoid infringement or change the use of, or remove, the implicated Output. In practice, this could prevent us from selling the affected solutions or content or otherwise monetizing the use of our solutions or content or require removal of the content from the market, which could lead to reputational damage and loss of revenue.

Our use of generative AI tools for software development may also present additional security risks because the generated source code may have been modelled from publicly available code or otherwise not subject to all of our standard internal controls. There is also a risk that bad actors may intend to influence training models to incorporate latent security issues, trojans, malware or “inorganic” results in Outputs. Unlike open-source software, which typically involves community oversight and review of contributions to open-source projects or other community-driven code, generative AI tools may not have the same oversight and review, increasing the risk of any widespread vulnerability or influence of algorithmic output by those with intentions that are against the interest of users or entire groups of users. In addition, AI algorithms may be flawed, and datasets may be insufficient or contain biased information, which could result in inaccurate Output, or Output that is discriminatory, unethical or biased.

In the event that any Output specifically identifies a natural person, such as by their image, video or voice, the user of such Output may be violating their rights of publicity or creating a false association between them and the user, if they do not have an agreement with that third party to do so. Any use of generative AI tools that have been trained using a person’s name, image, voice or likeness, or that create Output that may incorporate a person’s name, image, voice or likeness, are subject to these risks.

We also face risks in respect of any personal information or confidential or proprietary information of us that may be included in any Prompts. Generative AI tools do not typically have confidentiality or security obligations with respect to Prompts or Outputs. As a result, if our confidential information, or information of a third party to which we have an obligation to keep confidential, is included in the Prompt provided to the generative AI tool, the generative AI tool might disclose or reuse such confidential information, including re-creating the Output to others or using the confidential information as training data for other Outputs, and we may not have the ability to prevent the Generative AI Tool from doing so. Additionally, there is the risk of personal information being included in a Prompt, which could result in such personal information being inappropriately transferred or processed. This could result in a breach of our obligations under applicable data protection law, or contracts with third parties, which could put us at risk of a fine from the relevant regulator and/or a claim for damages.

The risks resulting from use of generative AI tools could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, reputation, results of operations, financial condition and prospects.

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If our solutions contain serious errors or defects, we may lose our sources of revenue and our clients may lose confidence in our solutions. In addition, we may incur significant costs defending or settling claims with our clients as a result of such serious errors or defects.

Solutions within the industry, such as those we develop, may contain errors, defects, security vulnerabilities or software issues that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released. Despite internal testing, our platform may contain serious errors or defects, security vulnerabilities or software issues which we are unable to successfully correct in a timely manner or at all, which could result in revenue loss, significant expenditures of capital, a delay or loss in market acceptance and damage to our reputation and brand, any of which could have an adverse effect on our business, reputation, financial condition, and results of operations.

Any error, defect, security vulnerability, service interruption or software issue in our platform could result in losses to our clients. Our clients may seek significant compensation from us for any losses they suffer or cease conducting business with us altogether. Further, our clients may share information about their negative experiences, which could damage our reputation and result in a loss of future sales. A claim brought against us by any of our clients in connection with serious errors or defects in our solutions would likely be time-consuming, costly to defend and may have a material adverse impact on our reputation and brand, making it harder for us to sell our solutions.

We face ethical, legal and reputational risks associated with the use of our AI technology and AI-generated marketing content.

As with many developing technologies, AI technology presents risks and challenges that could affect its further development, adoption, and use, and therefore influences our business. Our application of Al technology, especially the use of AI-generated marketing content for our brand marketing solutions may produce biased analysis and discrimination against inquiry subjects in certain stereotypes, such as unequal risk scoring based on age, cultural background or gender. In addition, the accuracy of AI-generated marketing content may be subject to error, which could harm our reputation and credibility, and may result in regulatory fines or legal liabilities if the content is misleading or contains material errors and omissions. If AI applications assist in generating flawed or inaccurate content, we may be subject to competitive harm, potential legal liability and ethical or reputational harm.

The use of AI-generated content may further raise issues related to copyright infringement if the AI algorithms are partially trained on copyrighted content, and there is no guarantee that our use of AI-generated content would not infringe on the intellectual property rights of third parties. In addition, the use of AI-generated content may be subject to future regulatory scrutiny and legal challenges. If we fail to ensure our compliance with relevant laws and regulations governing the use of AI-generated content, including intellectual property laws, consumer protection laws, and advertising standards, our reputation, business and results of operations may be materially and adversely affected.

Any interruptions or delays in services from third parties, including data center hosting facilities and cloud computing server providers and other hardware and software vendors, or from our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements, may impair the delivery of our solutions, and materially and adversely affect our business and results of operations.

We rely on third-party data center hosting facilities and cloud computing platform providers located in China. We also rely on computer hardware purchased from, software licensed from, and cloud computing platforms provided by, third parties in order to offer our solutions. Any damage to, or a failure of, our systems generally, including systems of our third-party platform providers, could result in interruptions in our solutions. In the past, we have never experienced any interruption in our solutions, yet such interruptions may occur in the future. Interruptions in our solutions may cause us to issue credits or pay penalties to our clients, or cause our clients to make warranty or other claims against us. Any of this would create a material and adverse effect on our client retention rates and our ability to attract new clients, all of which would reduce our revenue. Our business and reputation may also be harmed if our clients, or potential clients, believe that our solutions are unreliable.

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We do not control the operation of any of these facilities provided by third-party providers, which may be vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and other unanticipated events. These facilities may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct, as well as local administrative actions, changes to legal or regulatory requirements and litigious proceedings to stop, limit or delay operations. Despite precautions taken by our third-party providers at these facilities, such as disaster recovery and business continuity arrangements, the occurrence of an act of terrorism or natural disaster, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our solutions.

Additionally, these hardware, software, data and cloud computing platforms may not continue to be available to us at reasonable prices, on commercially reasonable terms, or at all. If we lose our right to use any of these hardware, software or cloud computing platforms, this could significantly increase our expenses or otherwise result in delays in the provisioning of our solutions until equivalent technology is either developed by us, or, if available, is identified, obtained through purchase or license and integrated into our solutions. If the performance of such third parties proves unsatisfactory, or if any of them violates its contractual obligations to us, we may need to replace such third-party and/or take other remedial action, which could result in additional costs and materially and adversely affect the solutions we provide to our clients. Further, the financial condition of our third-party providers may deteriorate over the course of our contract term with them, which may also impact the ability of such third-party to provide the agreed services, and have a material adverse effect on the solutions we provide our clients, and our results of operations.

We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from any unauthorized use of our technologies.

Our trade secrets, trademarks, copyrights, and other intellectual property rights are critical to our success. We rely on, and expect to continue to rely on, confidentiality agreements with our employees and third parties with whom we have relationships, proprietary rights assignment arrangement with our employees, as well as our trademark, domain name, copyrights, trade secrets, and other intellectual property rights to protect our brand. However, events beyond our control may pose a threat to our intellectual property rights, as well as to our solutions. Effective protection of trademarks, copyrights, domain names, and other intellectual property rights is expensive and difficult to maintain, both in terms of application and costs, as well as the costs of defending and enforcing those rights. While we have taken measures to protect our intellectual property rights, we cannot assure you that such efforts are either sufficient or effective. As a result, our intellectual property rights may be infringed, misappropriated, or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable.

Similarly, our reliance on unpatented proprietary information and technology, such as trade secrets and confidential information, depends in part on our agreements with employees and third parties which contain restrictions on the use and disclosure of such intellectual property. These agreements may be insufficient or may be breached, either of which could potentially result in the unauthorized use or unauthorized disclosure of our trade secrets and other intellectual property, including to our competitors. As a result, we could lose our crucial competitive advantage derived from such intellectual property. Significant impairments to our intellectual property rights, and limitations on our ability to assert our intellectual property rights against others, may result in a material and adverse effect on our business.

We may be subject to claims by third parties for intellectual property infringement.

We depend to a large extent on our ability to effectively develop and maintain intellectual property rights relating to our business. However, we cannot assure you that third parties will not put forward claims that our business infringes upon or otherwise violates patents, copyrights or other intellectual property rights which they hold, whether such claims are valid or otherwise. We may face allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, or allegations that we are involved in unfair trade practices. Our brand marketing and strategy consulting solutions may become involved in litigious proceedings relating to allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and violations of rights of third parties. The validity, enforceability and scope of protection of intellectual property rights, particularly within China, are still evolving. As we face increasing competition and as litigation becomes a more commonly pursued method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

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Defending against intellectual property claims is costly and can impose a significant burden on our management and resources. Further, there is no guarantee that we can obtain favorable final outcomes in all cases. Such intellectual property claims may harm our brand and reputation, even if they are vexatious or do not result in liability. Any resulting liability or expenses, or changes required to our solutions to reduce the risk of future liability, may have a material adverse effect on our business, results of operations, and prospects.

Our efforts to keep pace with technological developments may not succeed and may reduce our revenue growth rate, which may materially and adversely affect our business, financial condition, and results of operations.

We apply AI technologies in our AIGC platform to improve our operational efficiency, as well as to improve the effectiveness and performance of our marketing content, aiming to help brands to achieve their business goals. As of the date of this proxy statement/prospectus, our AIGC platform has been applied in video editing and placement for advertisements we made for our clients. If we are unable to keep pace with rapid technological developments in order to develop enhancements to, and new features for, our existing or new solutions, our business could be adversely affected. The success of such enhancements and new features to our solutions depends on several factors, including the timely completion, introduction, and market acceptance of the feature or enhancement by brands and consumers, as well as our ability to seamlessly integrate all of our solutions offerings. Failure in this regard may significantly impair our revenue growth as well as negatively impact our operating results if the additional costs are not offset by additional revenues. Further, uncertainties regarding the timing and nature of new technologies, or modifications to existing technologies, could increase our research and development or service delivery expenses. Any failure of our solutions to operate effectively with upgraded technologies could reduce the demand for our solutions, result in client dissatisfaction, and adversely affect our business.

Our brand and brand name are integral to our success. If we fail to effectively maintain, promote and enhance our brand, our business and competitive advantage may be harmed.

We believe that maintaining, promoting and enhancing our Squirrel brand and brand name is critical to expanding our business. Maintaining and enhancing our brand and brand name depends largely on our ability to continue to provide high-quality, well-designed, useful, reliable, and innovative solutions, which we cannot assure you we will do successfully.

Errors, defects, disruptions or other performance issues with our infrastructure may harm our reputation and brand, and we may introduce new solutions or terms of service which might be poorly received by our clients and their customers. Additionally, if our clients or their customers have a negative experience using our solutions, such an encounter may affect our brand and reputation within the industry.

We believe the importance of brand recognition will increase as competition in our market increases. In addition to our ability to provide reliable and useful solutions at competitive prices, the successful promotion of our brand will also depend on the effectiveness of our marketing efforts. We market our platform primarily through advertisements on offline airport billboards and internet media, and also through our in-house sales and marketing team, channel partners, and a number of free traffic sources, including client referrals and word-of-mouth. Our efforts to market our brand have involved significant costs and expenses, which we intend to increase going forward. We cannot assure you, however, that our marketing spends will lead to increased paying brands or increased revenue, and even if so, such increases in revenue may not be sufficient to offset expenses we incur in building and maintaining our reputation and brand name.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management and other key employees to oversee and execute our business plans and identify and pursue new opportunities and innovations in solutions. Any loss of service of our senior management or other key employees can significantly delay or prevent us from achieving our strategic business objectives, and adversely affect our business, financial condition and operating results. From time to time, there may be changes in our senior management team, resulting from the hiring or departure of executives, which could also disrupt our business. Hiring suitable replacements and integrating them within our business also requires significant amounts of time, training and resources, and may impact our existing corporate culture.

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If we are unable to attract, retain and motivate qualified personnel, our business may be adversely affected.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel specializing in brand marketing, strategy consulting, content design and production, and AI technologies, among others. The inability to attract or retain qualified personnel, or delays in hiring required personnel, may cause significant harm to our business, financial condition and operating results. Our ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills and employees with high levels of experience in designing and developing brand marketing and strategy consulting solutions, will be critical to our future success. If we lose the services of any key qualified personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth, therefore materially and adversely affecting our business, financial condition, results of operations and prospects.

Meanwhile, the size and scope of our business may require us to hire and retain a wide range of effective and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. Competition for talent and qualified personnel in the brand marketing and strategy consulting industry in China is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. In addition, even if we were to offer higher compensation and other benefits, we cannot assure you that these individuals would choose to join, or continue working for, us. If we fail to attract and retain personnel with suitable managerial or other expertise, or to maintain an adequate labor force on a continuous and sustained basis, our financial position and results of operations could be materially and adversely affected.

We face potential liability and harm to our business based on the nature of our business and the content designed or prepared by us.

Advertising may result in litigation relating to copyright or trademark infringement, public performance royalties or other claims based on the nature and content of advertising that is designed or prepared by us. Under the Advertising Law of the PRC (the “Advertising Law”), where an advertising operator provides advertising design, production or agency services with respect to an advertisement, it shall ensure that the advertisement that it prepares or distributes is true and in compliance with applicable laws, rules and regulations. For instance, it shall ensure that such advertisement does not contain prohibited content (such as superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination, infringement of the public interest, or content which is detrimental to the health of minors or individuals with disabilities), does not contain products which are prohibited or restricted (for instance, anesthetic, psychotropic, toxic or radioactive drugs, breast-milk substitutes, tobacco, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics, and other products the production and sale of which are either prohibited or subject to specific restrictions and requirements) and does not infringe the legal rights and interests of third parties. Advertising operators shall, in accordance with the relevant provisions, establish and improve their management of registration, examination and file management. In the event of the violation of the above or where the advertising operator knows or should have known that the advertisement is false, fraudulent, misleading, or otherwise illegal, the competent PRC authority may confiscate the advertising operator’s advertising revenue from such services, impose penalties, order it to cease dissemination of such false, fraudulent, misleading or otherwise illegal advertisement or correct such advertisement, or suspend its business or revoke its business licenses under certain serious circumstances. Such advertising operators may be held jointly and severally liable with the brand’s customer for the damages thus caused to consumers or third parties. Under the Advertising Law, “advertising operators” include any natural person, legal person or other organization that provides advertising design, production, or agency services to brands for their advertising activities.

As our brand marketing solutions involve the provision of “advertisement design, production and agency services” to brands, we are deemed an “advertising operator” under the Advertising Law. We cannot assure you that the online marketing content that we design and prepare complies with all applicable laws and regulations, or that the supporting documentation provided by brands is true and legal. Though we contractually require our clients to represent to us that they ensure that their advertising materials provided to us comply with applicable laws and regulations, and implement a strict review process, including but not limited to the engagement of external legal advisors to review such advertising materials, we do not independently verify the content of such advertising materials. If any of these representations are untrue, we may be exposed to potential liability and our reputation may be damaged. In addition, our internal control measures for advertising business compliance may not be adequate to identify all content involving offensive language or violations of regulations or internal policies of media platforms, and the media platforms may take down the advertising campaigns or shut down the accounts of the brands. While our clients are typically obligated to indemnify us, such indemnification may not fully cover us, or we may not be able to collect. In addition to administrative penalties, civil liabilities, and settlement costs, we may be responsible for our own litigation costs, which can be expensive. This could also lead to negative publicity, monetary damages, and legal defense costs.

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Our risk management and internal control systems may not be adequate or effective in all respects, which may materially and adversely affect our business and results of operations.

We seek to establish risk management and internal control systems consisting of an organizational framework, policies, procedures and risk management methods that are appropriate for our business operations, and seek to continue to improve these systems. However, we cannot assure you that our risk management and internal control systems will be able to identify, prevent and manage all risks. Our internal control procedures are designed to monitor our operations and ensure their overall compliance. However, our internal control procedures may be unable to identify all non-compliance incidents in a timely manner or at all. It is not always possible to timely detect and prevent fraud and other misconduct, and the precautions we take to prevent and detect such activities may not be effective.

Our risk management and internal controls also depend on the effective implementation by our employees. We cannot assure you that such implementation will not involve any human errors or mistakes, which may materially and adversely affect our business and results of operations. If we fail to timely adapt our risk management policies and procedures to our changing business, our business, results of operations and financial condition could be materially and adversely affected.

Regulatory, legislative or self-regulatory developments for online businesses, including privacy and data protection regimes, are expansive, not clearly defined and rapidly evolving. These laws and regulations could create unexpected costs, subject us to enforcement actions for compliance failures, or restrict portions of our business or cause us to change our technology platform or business model.

Governments across the world, including the PRC and Hong Kong governments, have enacted, or are considering enacting, legislation relating to online businesses. There may be an increase in legislation and regulation related to online marketing, the use of geo-location data to inform marketing, the collection and use of anonymous Internet user data and unique device identifiers, such as IP address or mobile unique device identifiers, and other data protection and privacy regulation. These laws and regulations could adversely affect the demand for or effectiveness and value of our solutions, force us to incur substantial costs, or require us to change our business practices in a manner that could adversely affect our business and results of operations, or compromise our ability to effectively pursue our growth strategies.

In recent years, the PRC government has enacted legislation relating to Internet use to protect personal information from any unauthorized disclosure. For example, the Several Provisions on Regulating the Market Order of Internet Information Services, promulgated by the MIIT, stipulate that Internet information service providers must not, without a user’s consent, collect the user’s personal information that can reveal the identity of the user whether by itself or when used in combination with other information, and must not provide any such information to third parties without prior consent from the user. In addition, Internet information service providers shall inform their users about their service scope and shall not use users’ information beyond such scope or collect any other information that is irrelevant to the services they provide. In Hong Kong, the Hong Kong Personal Data Ordinance prohibits an Internet company from collecting information about its users, analyzing the information for a profile of a user’s interests or selling or transmitting the profiles to third parties for direct marketing purposes unless it has obtained the user’s consent.

We strive to comply with all applicable laws and regulations relating to privacy and data collection, processing, use, and disclosure. These laws and regulations are continually evolving, are not always clear, and are not always consistent across the jurisdictions in which we do business, and the measures we take to comply with these laws, regulations and industry standards may not always be effective. We may be subject to litigation or enforcement action or reduced demand for our solutions if we or our clients fail to abide by applicable privacy laws, or to provide adequate notice and/or obtain consent from end users. In addition, some of our content distribution channels require us to indemnify and hold them harmless from the costs or consequences of litigation resulting from using their networks. Any proceeding or perception of concerns relating to our collection, use, disclosure, and retention of data, including our security measures applicable to the data we collect, whether or not valid, could adversely affect our reputation, force us to spend significant amounts on defense of these proceedings, distract our management, increase our costs of doing business and inhibit the use of our solutions, which could materially and adversely affect our business, results of operations and prospects.

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Our strategic acquisitions and investments may fail and may result in material and adverse impact on our financial condition and results of operations.

We may, in the future, acquire businesses or platforms that we believe can expand and strengthen our client coverage, as well as our technological capacities. Our ability to implement our acquisition strategy will depend on our ability to identify suitable targets, our ability to reach agreements with them on commercially reasonable terms, and within a desired timeframe, and the availability of financing to complete acquisitions, as well as our ability to obtain any required shareholder or government approvals. Our strategic acquisitions and investments could subject us to uncertainties and risks, including high acquisition and financing costs, potential ongoing financial obligations and unforeseen or hidden liabilities, failure to achieve our intended objectives, benefits or revenue-enhancing opportunities, uncertainty of entering into markets in which we have limited or no experience, and in which competitors have stronger market positions, costs associated with, and difficulties in, integrating acquired businesses and managing a larger business, and diversion of our resources and management attention. Our failure to address these uncertainties and risks may have a material adverse effect on our liquidity, financial condition and results of operations. Even if we are able to successfully acquire or invest in suitable businesses, we cannot assure you that we will achieve our expected returns on such acquisitions or investments. If we fail to identify or acquire suitable projects or achieve our expected returns on such acquisitions or investments in the future, our business, financial conditions, results of operations and prospects may be materially and adversely affected.

Acquisitions also pose the risk that we may be exposed to successor liability relating to the actions by an acquired company and its management before and after the acquisition. The due diligence that we conduct in connection with an acquisition or investment may not be sufficient to discover unknown liabilities, and any contractual guarantees or indemnities that we receive from the sellers of the acquired companies or investment target companies and/or their shareholders may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with an acquisition or investment could adversely affect our reputation and reduce the benefits of the acquisition or investment. In addition, if the management team or key employees of an acquired company fail to perform as expected, this may affect the business performance of such acquired company and, in turn, have a material adverse effect on our business, financial conditions and results of operations.

We may not have sufficient insurance coverage to cover our potential liability or losses and as a result, our business, financial conditions, results of operations and prospects may be materially and adversely affected should any such liability or losses arise.

We face various risks in connection with our business, and may lack adequate insurance coverage or have no relevant insurance coverage. Further, insurance companies in China do not currently offer as extensive an array of insurance products as insurance companies in other more developed economies. As of the date of this prospectus, we have not had any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring against these risks, and the difficulties associated with acquiring such insurances on commercially reasonable terms render these insurances, is impractical for our business and purposes. However, any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our business and results of operations. We also make social insurance and housing provident fund contributions for our employees. In 2022 and 2023, our certain PRC subsidiaries did not contributed towards a social insurance and housing provident fund in full for all of the employees. If the relevant authorities determine that we have to make supplemental social insurance and housing provident fund contributions, and that we are subject to administrative fines and late payment fees, our business and financial condition and results of operations may be adversely affected.

The impact of worldwide economic conditions, including the resulting effect on spending by SMBs, may adversely affect our business, operating results and financial condition.

Our business depends on the overall demand for our brand marketing and strategy consulting solutions, and on the economic health of our current and prospective clients. Any financial recession could result in a significant weakening of the economy, more limited availability of credit, a reduction in business confidence and activity, and other difficulties that may affect one or more of the industries to which we sell our solutions. During periods of weak economic conditions, clients may delay or reduce their marketing spending, which could result in reductions in sales of our solutions, longer sales cycles, reductions in subscription duration and value, and increased price competition. In particular, some of our clients may be sensitive and vulnerable to macroeconomic industry-wide fluctuations and depressions, as they may lack the necessary risk management capability and resources to compete or even survive in the market. If a noticeable number of our clients experiences severe difficulties within their operations, or if they are unfortunately forced to close as a result of economic depressions, our business operations, results of operations and financial condition could be materially and adversely affected.

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Any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases in the PRC may materially and adversely affect our business, financial condition and results of operations.

Any future occurrence of force majeure events, natural disasters or outbreaks of epidemics and contagious diseases, including COVID-19, avian influenza, severe acute respiratory syndrome, H1N1 influenza or Ebola virus, may materially and adversely affect our business, financial condition and results of operations. An outbreak of an epidemic or contagious disease could result in a widespread health crisis and restrict the level of business activities in affected areas, which may, in turn, materially and adversely affect our business. Moreover, the PRC has experienced natural disasters such as earthquakes, floods and droughts in the past few years. Any future occurrence of severe natural disasters in the PRC may materially and adversely affect its economy and therefore our business. We cannot assure you that any future occurrence of natural disasters or outbreaks of epidemics and contagious diseases, including avian influenza, severe acute respiratory syndrome, H1N1 influenza or other epidemics, or the measures taken by the PRC government or other countries in response to such contagious diseases, will not seriously disrupt our operations or those of our clients, which may materially and adversely affect our business, financial condition and results of operations.

We may be unable to obtain any additional capital required in a timely manner or on acceptable terms, or at all. Further, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders’ shareholdings or introduce covenants that may restrict our operations or our ability to pay dividends.

To grow our business and remain competitive, we may require additional capital from time to time for our daily operations. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our market position and competitiveness in the industry in which we operate;

•	our future profitability, overall financial condition, results of operations and cash flows;

•	general market conditions for capital-raising activities in China; and

•	economic, political and other conditions in China and internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms, or at all. In addition, our future capital or other business needs could require us to sell additional equity or debt securities, or to obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders’ shareholdings. Any incurrence of indebtedness will also lead to increased debt service obligations, and could result in operating and financing covenants that may restrict our operations or our ability to pay dividends to our shareholders.

Risks Related to Doing Business in China

Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to the business of Shenzhen Squirrel and its subsidiaries prior to the consummation of the Transactions, which will be the business of PubCo as a publicly listed company and its subsidiaries following the consummation of the Transactions.

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The Holding Foreign Companies Accountable Act (“HFCAA”), together with recent joint statement by the SEC and PCAOB, and Nasdaq rule changes all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to our ability to be listed on U.S. stock exchanges.

On April 21, 2020, then-SEC Chairman Jay Clayton and then-PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the disclosure, financial reporting and other risks associated with investing in companies based in or have substantial operations in emerging markets including China as well as the limited remedies available to investors who might take legal action against such companies. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors. These proposals were approved by the SEC on October 4, 2021. These developments add uncertainties to our ability to be listed on U.S. stock exchanges, including the possibility that Nasdaq can stop trading in our securities if the PCAOB cannot inspect or fully investigate our auditor.

Furthermore, various equity-based research organizations have recently published reports on China- based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

On May 20, 2020 and December 2, 2020, the United States Senate and the United States House of Representatives, respectively, passed S. 945, the HFCAA, which was signed into law on December 18, 2020.

The HFCAA requires a foreign company to certify that it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited from trading on a national exchange. On June 22, 2021, the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which has been introduced in the United States House of Representatives. This Act, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before PubCo Ordinary Shares may be prohibited from trading or delisted. On February 4, 2022, the United States House of Representatives passed a bill, which contained, among other things, an identical provision. If this provision is enacted into law, the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA will be reduced from three years to two. Although we believe that the HFCAA and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of the HFCAA or the related regulations, which might pose regulatory risks to and impose restrictions on us because of our primary operations in China. See “Risk Factors — Risks Related to Doing Business in China.”

On December 2, 2021, the SEC issued final rules under the HFCAA, which became effective on January 10, 2022, amending the disclosure requirements in annual reports. These amendments apply to registrants that the SEC identifies as having filed an annual report issued by a registered public accounting firm that is located in a foreign jurisdiction that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The amendments require the submission of documentation to the Commission establishing that such a registrant is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrants. The Commission is to identify a reporting company that has retained a registered public accounting firm to issue an audit report where that registered public accounting firm has a branch or office that:

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•	Is located in a foreign jurisdiction; and

•	The PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction.

Once identified, Section 104(i)(2)(B) of the Sarbanes-Oxley Act requires these issuers, which the SEC refers to as “Commission-Identified Issuers,” to submit in connection with their annual report documentation to the Commission establishing that they are not owned or controlled by a governmental entity in that foreign jurisdiction and to name any director who is affiliated with the Chinese Communist Party or whether the company’s articles include any charter of the Chinese Communist Party.

On December 16, 2021, the PCAOB determined that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. Our auditor, HTL International, LLC, is an independent registered public accounting firm that issues the audit report included elsewhere in this prospectus. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, it is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor in relation to our U.S. listing.

In the event the PCAOB expands the category of firms which it cannot inspect in future and include our auditor HTL in the list, we must change our independent auditor in sufficient time so as to meet the requirements of SEC and Nasdaq. If we fail to change auditors to meet the SEC and Nasdaq requirements, we will be delisted from the Nasdaq, and PubCo Ordinary Shares are unable to be listed on another securities exchange or traded on an over-the-counter market in the United States, your ability to sell or purchase PubCo Ordinary Shares when you wish to do so will be impaired, and the risk and uncertainty associated with a potential delisting would have a negative impact on the market for and the price of PubCo Ordinary Shares. We cannot assure you that, because our books and records are located in China, we will in the future be able to become an issuer that is not a Commission-Identified Issuer, in which event PubCo Ordinary Shares may not be tradable in any United States stock exchange or market and it may be necessary for us to list on a foreign exchange in order that PubCo Ordinary Shares can be traded. It is possible that, in the event trading in our stock in the United States is no longer possible, you may lose the entire value of your PubCo Ordinary Shares.

On August 26, 2022, the CSRC, the Ministry of Finance (the “MOF”), and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA by decreasing the number of non-inspection years from three years to two, thus reducing the time period before PubCo Ordinary Shares may be prohibited from trading or delisted.

However, uncertainties still exist whether the framework will be fully complied. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the CSRC, the SEC, the PCAOB or Nasdaq will take to address implementation and other issues that may develop and what impact those actions will have on companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market).

Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect PubCo’s ability to list the PubCo Ordinary Shares on Nasdaq, which could materially impair the market for and market price of the PubCo Ordinary Shares.

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Refinement of and changes to enforcement patterns and practices in the PRC and the evolution of policies, rules, and regulations in China could limit the legal protections available to you and us if we are unable to meet any new standards that might apply in the future.

Squirrel is subject to various PRC laws, rules and regulations generally applicable to companies in China. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began a comprehensive program of refining its system of laws and regulations governing economic matters in general. The overall effect of such refinements over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. However, the legal protections available to Squirrel and investors may be changed if evolving legal conditions, such as a promulgation of new laws, a change to existing laws or a change in the interpretation or enforcement practices with respect to existing laws, arise in the future.

Moreover, rules and regulations in China can change quickly with very short notice. Squirrel cannot guarantee that any such change (or the cost to us of adapting to any such change) will not have an adverse effect on our business, and any such change could limit the legal protections available to us and our investors, including you.

Squirrel cannot predict future developments in the PRC legal system. After the completion of the Transactions, we may need to procure additional permits, authorizations and approvals for our operations, which we may not be able to obtain. Our inability to obtain such permits or authorizations may materially adversely affect our business, financial condition and results of operations. In particular, the PRC has promulgated a number of laws, regulations and industrial policies to provide guidelines for the development of the brand marketing and strategy consulting industry specifically. If the regulatory policies affecting the industry change in the future and Squirrel fails to respond to any such change in a timely fashion, that failure could materially and adversely affect our business, impede our ability to continue our operations and reduce the value of your investment in PubCo.

Furthermore, from time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Administrative or court proceedings in China may result in substantial costs and diversion of resources and management attention, it may be more difficult to evaluate the level of legal protection we will receive resulting from such proceedings.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the PRC National People’s Congress approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. Since the PRC Foreign Investment Law is relatively new, substantial uncertainties exist with respect to its interpretation and implementation.

According to the PRC Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. The PRC Foreign Investment Law sets out the basic regulatory framework for foreign investments and proposes to implement a management system of pre-establishment national treatment with a “negative list” for foreign investments, pursuant to which (i) an foreign-invested entity (“FIE”) under PRC law shall not invest in any sector forbidden by the negative list for access of foreign investment, (ii) for any sector restricted by the negative list, an FIE shall conform to the investment conditions provided in the negative list, and (iii) sectors not included in the negative list shall be managed under the principle that domestic investment and foreign investment shall be treated equally.

The currently effective negative list is the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Version), or the 2024 Negative List, which was published by the Ministry of Commerce (“MOFCOM”) and NDRC on September 6, 2024 and became effective on November 1, 2024. In addition, in October 2022, the MOFCOM and the NDRC also jointly promulgated the Encouraged Foreign Investment Industry Catalogue (2022), which became effective in January 2023. Industries that are not listed in the 2024 Negative List are permitted areas for foreign investments and are generally open to foreign investment unless specifically restricted by other PRC regulations. Some restricted industries are limited to equity joint ventures, while in some cases Chinese partners are required to hold majority interests in such joint ventures. In addition, projects in the restricted category may be subject to higher-level government approval requirements. Foreign investors are not allowed to invest in industries in the prohibited category.

Shenzhen Squirrel is a brand marketing and strategy consulting solution provider in China, which is not a prohibited or restricted industry in the 2024 Negative List that is currently effective as of the date of this proxy statement/prospectus. However, it is uncertain whether the brand marketing and strategy consulting industry, in which Shenzhen Squirrel operates, will be subject to the foreign investment restrictions or prohibitions set forth in any “negative list” to be issued in the future. There are uncertainties as to how the PRC Foreign Investment Law would be further interpreted and implemented. We cannot assure you that the interpretation and implementation of the PRC Foreign Investment Law made by the relevant governmental authorities in the future will not materially impact our corporate governance and business operations in any aspect. If Chinese regulatory authorities disallow our corporate structure, it would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless

The Chinese government may refine or modify its level of supervision of overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Cracking Down on Illegal Securities Activities in accordance with the law. Effective measures, such as improving the system of legal responsibility for violations and crimes in the capital market, improving the law enforcement and judicial system for cracking down on illegal securities activities, strengthening the punishment and law enforcement in key areas, further strengthening cross-border regulatory law enforcement and judicial cooperation, improving the judicial capacity and professional level of securities law enforcement, promoting the establishment of the capital market credit system, and strengthening organizational safeguards and supervision and accountability, will be taken to crack down on illegal securities activities and maintain the order of the capital market and effectively stimulate the function of the capital market. While we intend to fully comply with all applicable securities laws, any change in enforcement policies or practices could indirectly, and potentially adversely, impact our business.

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On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure” (“CIIOs”), any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On November 14, 2021, the CAC released the Network Internet Data Protection Draft Regulations (draft for comments), which reiterates that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates among others, in addition to CIIOs, any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. We believe that we are not subject to the cybersecurity review, since (i) as companies that engaged in brand marketing and strategy consulting, we are unlikely to be classified as a CIIO under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure promulgated by the State Council on July 30, 2021; and (ii) we are neither operators of an online platform nor do we possess personal information exceeding one million individuals. On February 24, 2023, the CSRC, together with other PRC government authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which has come into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files shall be subject to corresponding procedures in accordance with relevant laws and regulations. We believe that we have not and will not provide or publicly disclose documents or materials involving state secrets or work secrets of PRC government agencies or which may adversely affect national security or public interests, to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. Under the Confidentiality and Archives Administration Provisions, effective on March 31, 2023, any failure or perceived failure by us to comply with the above confidentiality and archives administration requirements under the Confidentiality and Archives Administration Provisions and other PRC laws and regulations may result in that the relevant entities would be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the cybersecurity review and subject us to penalties for non-compliance. We believe we are in compliance with the regulations or policies that have been issued by the CAC to date in general, and if any new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. However, we cannot guarantee that any such change (or the cost to us of adapting to any such change) will not have an adverse effect on our business.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which came into effect on March 31, 2023. See “— The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer PubCo Ordinary Shares to investors and could cause the value of PubCo Ordinary Shares to significantly decline or such shares to become worthless.”

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Since our PRC subsidiaries accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the fiscal years ended September 30, 2022 and 2023 and the six months ended March 31, 2024, and the key components of our operations are carried out in the PRC, the Transactions are considered an indirect offering and we are subject to the filing requirements under the Trial Measures. See “— The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer PubCo Ordinary Shares to investors and could cause the value of PubCo Ordinary Shares to significantly decline or such shares to become worthless.”

Furthermore, the PRC government authorities may, on the basis of the Trial Measures, further refine and modify the supervision measures and supporting systems with respect to offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence our operations and are beyond our control. Therefore, any such action may materially and adversely affect our business and results of operations and significantly limit or hinder our ability to offer or continue to offer securities to you and cause our securities to significantly decline in value or become worthless.

The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer PubCo Ordinary Shares to investors and could cause the value of PubCo Ordinary Shares to significantly decline or such shares to become worthless.

On February 17, 2023, the CSRC released the Trial Measures, which came into effect on March 31, 2023. The Trial Measures apply to (i) direct overseas securities offerings and/or listings conducted by companies incorporated in the PRC, or PRC domestic companies and (ii) indirect overseas securities offerings and/or listings conducted by companies incorporated overseas with operations primarily in the PRC and valued on the basis of equity, assets, profits or other interests in PRC domestic companies, or indirect offerings. An equity or equity-linked securities offering by an overseas company will be deemed an indirect offering if (i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: key components of its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form.” The Trial Measures require (1) the filing of the overseas offering and listing plan by the PRC domestic companies with the CSRC under certain conditions, and (2) the filing of their overseas underwriters with the CSRC under certain conditions and the submission of an annual report to the CSRC within the required timeline. The Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.  Failure to complete the filing procedure or concealment of any material fact or falsification of any major content by any domestic companies in the filing documents could result in administrative penalties such as order to rectify, warnings, and fines, and certain personnel of such domestic companies, such as their controlling shareholders, actual controllers, the person directly in charge and other directly liable persons, may also be subject to administrative penalties, such as warnings and fines.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Overseas Filing, which, among others, clarifies that: (i) on or prior to the effective date of the Trial Measures, the PRC domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and should complete the filing before the completion of their overseas offering and listing; and (ii) a six-month transition period will be granted to PRC domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States), but have not completed the indirect overseas listing; and follow-on offerings of such companies will need to comply with the Trial Measures.

Since our PRC subsidiaries accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the fiscal years ended September 30, 2022 and 2023 and the six months ended March 31, 2024, and the key components of our operations are carried out in the PRC, we believe that the Transactions will be considered an indirect offering and we will be subject to the filing requirements under the Trial Measures.

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Pursuant to the Trial  Measures, initial public offerings or listings in overseas markets are required to be filed with the CSRC within three working days after the application for initial public offerings or listings is submitted to competent overseas regulators. Guidance for Application of Regulatory Rules — Overseas Offering and Listing No.1, promulgated by CSRC together with the Trial Measures, provides that if a domestic enterprise completes an overseas offering through an overseas special purposes acquisition company, it shall submit the filing materials within three business days after such overseas special purposes acquisition company publicly announces such acquisition transaction. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC.

The Trial Measures may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Trial Measures on a timely basis, or at all. Any actions by the PRC government to further refine or modify the supervision measures and supporting systems with respect to offerings that are conducted overseas and foreign investment in China-based issuers or any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer PubCo Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause PubCo Ordinary Shares to significantly decline in value or become worthless.

Our business is subject to complex and rapidly evolving laws and regulations in the PRC. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•	Delay or impede our development,

•	Result in negative publicity or increase our operating costs,

•	Require significant management time and attention, and

•	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our solutions, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of PubCo’s Ordinary Shares.

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Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition, results of operations and the value of PubCo’s securities, and may result in our inability to sustain our growth and expansion strategies. The PRC government has significant authority to exert influence on the Chinese operations of an offshore holding company, and offerings conducted overseas and foreign investment in holding companies with China-based subsidiaries, such as PubCo. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on PubCo’s business, results of operations, financial condition and the value of PubCo’s securities.

Substantially all of our operations are conducted in the PRC and substantially all of our revenues are sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs.

The Chinese economy differs from the economies of most developed countries in many respects, including the extent of government involvement in private businesses, level of development, growth rate, regulation of foreign exchange and guidance on resource allocation. Therefore, the PRC government exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions, providing preferential treatment to particular industries and companies, and imposing industry-wide policies on certain industries. As substantially all of our operations are based in China, the PRC government may intervene or influence our operations at any time as part of its efforts to enforce PRC law, which could result in a material change in our operations and/or the value of the securities we are registering.

Results of operations and financial condition following the Transactions could be materially and adversely affected by government control over capital investments, foreign investment or changes in applicable tax regulations. The PRC government has also implemented certain measures in the past, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for Squirrel solutions and consequently have a material adverse effect on PubCo’s business, results of operations, financial condition and the value of PubCo’s securities. Additionally, the PRC government may promulgate laws, regulations or policies that seek to impose stricter scrutiny over, or completely revise, the current regulatory regime in certain industries or in certain activities. For instance, the PRC government has significant discretion over business operations in China and may intervene with or influence specific industries or companies as it deems appropriate to further regulatory, political and societal goals, which could have a material and adverse effect on the future growth of the affected industries and the companies operating in such industries. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investments in China-based companies. Any such actions may materially and adversely affect PubCo’s business and results of operations and significantly limit or completely hinder PubCo’s ability to offer or continue to offer securities to you and cause the value of PubCo’s securities to significantly decline or be worthless.

Since July 2021, the PRC government has provided various new guidance on China-based companies raising capital outside of China, including the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, or the Opinions, which increases oversight and control of overseas listings by China-based companies, and the Measures of Cybersecurity Review, which requires government-led cybersecurity reviews of certain companies raising capital through offshore entities. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. As substantially all of our operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by China based companies could materially and adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, the market price of PubCo Ordinary Shares may also be materially and adversely affected. Given recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such actions could limit or completely hinder our ability to offer or continue to offer securities to investors and cause our securities to significantly decline in value or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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The Statement of Protocol between the PCAOB and the CSRC and related agencies, governing inspections and investigations of audit firms expands issuers’ rights for PCAOB compliance although uncertainties remain in implementation.

PCAOB compliance is of crucial importance for many issuers registering under U.S. securities laws and listing or applying to list on U.S. securities exchanges, including the Company. On August 26, 2022, the Public Company Accounting Oversight Board, or PCAOB, a nonprofit corporation established to oversee the audits of public companies, signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in Mainland China and Hong Kong. The agreement includes detailed and specific commitments from the CSRC that would allow PCAOB inspections and investigations meeting U.S. standards, such as (i) independent discretion by the PCAOB to select any issuer audits for inspection or investigation in accordance with the Sarbanes-Oxley Act; (ii) direct access by the PCAOB to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) unfettered ability by the PCAOB to transfer information to the SEC in accordance with the Sarbanes-Oxley Act; and (iv) procedures for PCAOB inspectors to see complete audit work papers without any redactions. Implementation of the aforementioned framework is subject to uncertainties and will affect the PCAOB’s actual ability to inspect and investigate completely audit firms in Mainland China and Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA by decreasing the number of non-inspection years from three years to two, thus reducing the time period before PubCo Ordinary Shares may be prohibited from trading or delisted. However, uncertainties still exist whether the framework will be fully complied. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the CSRC, the SEC, the PCAOB or Nasdaq will take to address implementation and other issues that may develop and what impact those actions will have on companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect PubCo’s ability to list the PubCo Ordinary Shares on Nasdaq, which could materially impair the market for and market price of PubCo’s shares.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

We are subject to various PRC laws, rules and regulations generally applicable to companies in China. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China.

However, as these laws and regulations are relatively new, and due to the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. These laws and regulations may be subject to future changes, which could result in a material change in our operations and reduce the value of your investment in PubCo.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, any administrative or court proceedings may be protracted, resulting in substantial costs and diversion of resources and management attention, and since the PRC legal system is based on written statutes, it may be more difficult to evaluate the outcome of administrative and court proceedings than in the common law legal systems based on case law. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business, impede our ability to continue our operations and reduce the value of your investment in PubCo.

Furthermore, the PRC government has recently stated that it intends to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. As substantially all of our operations are based in China, the PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of the securities we are registering. Such action could significantly limit or hinder our ability to offer or continue to offer securities to you and cause our securities to significantly decline in value or become worthless.

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There are risks arising from the legal systems in China, including the risks and uncertainties regarding the improvement, revision, and interpretation of current and future PRC laws and regulations. It could limit the legal protections available to you and us. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations, financial performance and/or the value of the PubCo Ordinary Shares and PubCo Warrants we are registering for sale, or impair our ability to raise money.

The PRC government supervises the manner in which we conduct our business activities in accordance with applicable laws and regulations, and any intervention or enforcement action by regulatory authorities could result in a material change in our operations and a decline in the value of PubCo Ordinary Shares and PubCo Warrants.

We are required to complete the overseas listing filing with the CSRC before listing on U.S. securities exchanges. However, if Chinese authorities decide to terminate our effective filing procedure to list on U.S. securities exchanges, we may not be able to continue listing on any U.S. securities exchange or continue to offer securities to investors, which would impact the viability of the Transactions and have an adverse effect on our financial prospects.

The PRC government regulates the commercial economy by refining and modifying the legal and regulatory system from time to time. Our ability to operate in China may be negatively influenced by evolutions in PRC laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. Similarly, our business segments may be subject to various government and regulatory interference in the regions in which we operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Such intervention or control by the PRC government could result in a material adverse change in our operations, significantly limit or prevent us from offering or continuing to offer securities to investors or cause such securities to significantly decline in value or become worthless.

Permissions required for our business and the Transactions from PRC Authorities have been received to date, but there can be no assurance of future events relating to such permissions.

Squirrel has received from PRC authorities all requisite licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC. Such licenses, permissions and approvals primarily include the business licenses of Squirrel’s PRC subsidiaries. No licenses, permissions or approvals have been denied or expired. As confirmed by our PRC counsel, Commerce & Finance, Squirrel is not required to obtain additional permissions or approvals to operate its current business. However, we cannot assure you that we will be able to meet such compliance requirements in the future in a timely manner, or at all. Any failure to fully comply with such compliance requirements in the future may cause us to be unable to begin new businesses or operations in the PRC, subject us to fines, suspend new businesses or operations until rectification, or other sanctions.

Squirrel is required to complete the overseas listing filing procedure before it may issue its securities to foreign investors pursuant to the Trial Measures as imposed by the CSRC. However, as confirmed by our PRC counsel, Commerce & Finance, Squirrel is not required to obtain permission from the CAC or any other Chinese authorities to issue its securities to foreign investors based on PRC laws and regulations currently in effect. As of the date of the proxy statement/prospectus, we have submitted our application to the CSRC for this offering in connection with the Transactions. The application is currently under review by the CSRC, and we have not yet received their approval. However, we cannot assure you that the PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we will always be able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of their present or future business. If we (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws or regulations change and we are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions, or an order to suspend their relevant services, which may materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

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Actions by the government of China to exert more supervision over offerings, if any, may limit or completely hinder the Company’s ability to offer or continue to offer securities to investors or cause the value of such securities to decline or in some circumstances become worthless.

The M&A Rules (as defined below) adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. Currently, there is no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

We believe that, as confirmed by Commerce & Finance, CSRC’s approval under the M&A Rules is not required for this Transactions (including the offering of PubCo Ordinary Shares to U.S. investors) and the listing and trading of PubCo Ordinary Shares on Nasdaq in the context of this Transactions. However, we cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion as we do.

In addition, on February 17, 2023, the CSRC released the Trial Measures, which came into effect on March 31, 2023. See “— The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer PubCo Ordinary Shares to investors and could cause the value of PubCo Ordinary Shares to significantly decline or such shares to become worthless.”

Since Squirrel’s PRC subsidiaries accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the fiscal years ended September 30, 2022 and 2023 and the six months ended March 31, 2024, and the key components of our operations are carried out in the PRC, the Transactions will be considered an indirect offering and Squirrel will be subject to the filing requirements under the Trial Measures. The overseas listing filing procedure of the CSRC is required in connection with the Transactions, and the approval of the CAC or other PRC regulatory agencies may be required in the future in connection with the Transactions, and our funds or assets located within the PRC may not be available to fund operations or for other use outside of the PRC. Except for the filing procedures based on the Trial Measures, which procedures are required by the CSRC, Squirrel is not required to obtain any other license, permission or approval from the relevant PRC authorities, including the CAC or any other governmental agency that is required to approve the offering of the securities being registered hereunder to foreign investors. See “— The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer PubCo Ordinary Shares to investors and could cause the value of PubCo Ordinary Shares to significantly decline or such shares to become worthless.”

We have been closely monitoring the developments in the regulatory landscape in China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC, or other PRC authorities with respect to the Transactions, as well as other procedures that may be imposed on us. The government of China has the legal ability through its agencies to exert more supervision over offerings, which may limit or completely hinder the Company’s ability to offer or continue to offer securities to investors or cause the value of such securities to decline or in some circumstances become worthless.

We may be liable for improper use or appropriation of personal information provided by our clients.

Our business involves collecting and retaining certain internal and consumer data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our clients, employees and company data is critical to our business. Our clients and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

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The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the National People’s Congress, or the SCNPC, issued the Cyber Security Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cyber Security Law of the PRC, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides legal basis for privacy and personal information infringement claims under the Chinese civil laws. Furthermore, the PRC Personal Information Protection Law (issued by the Standing Committee of PRC National People’s Congress on August 20, 2021 and became effective from September 1, 2021) further establishes the basic principles and specific requirements for the protection of personal information and becomes the main legal basis for the protection of personal information in China. PRC regulators, including the CAC, MIIT, and the Ministry of Public Security, have been increasingly focused on regulation in data security and data protection.

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation (the “SAMR”), have enforced data privacy and protection laws and regulations. The Measures for Cybersecurity Review (2021 version) issued by the CAC  and other PRC government authorities on December 28,, 2021, which became effective on February 15, 2022, includes the following key changes:

•	companies who are engaged in data processing are also subject to the regulatory scope;

•	the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism;

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the operators of critical information infrastructure and online platform operators holding more than one million users/users’ (which is to be further specified) individual information and seeking a listing outside China shall file for cybersecurity review with the Cybersecurity Review Office; and

•

the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process.

On July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures (the “Outbound Data Transfer Measures”), which became effective on September 1, 2022 and specifies the circumstances in which data processors providing data outbound shall apply for outbound data transfer security assessment with the CAC, including, among others, the data processor provides personal information that meets a certain threshold and/or important information outbound. We believe that we are not subject to the outbound data transfer security assessment. However, if we were in the future deemed to be a data processor providing important data outbound, we could become subject to the CAC outbound data security assessment requirements.

On November 14, 2021, the CAC published the Regulations for the Administration of Network Data Security (Draft for Comments), which reiterates that data processors that process the personal information of more than one million users listing in a foreign country should apply for a cybersecurity review. Currently, the Measures for Cybersecurity Review (2021 version) were adopted on December 28, 2021 and became effective on February 15, 2022.

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We believe that our business operation and this listing are not subject to a cybersecurity review, but the relevant authorities may take a different position. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations. The absence of internal cybersecurity and privacy protection mechanisms, noncompliance with multi-level protection of information systems procedures, and lack of data protection agreements with business partners may lead to potential compliance risks in accordance with relevant PRC cybersecurity and data protection laws.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

However, the laws and regulations relating to cybersecurity or data security may evolve in the future, and we cannot assure you that we will comply with such regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and materially and adversely affect our business and our results of operations.

The PRC Labor Law and the Labor Contract Law of the People’s Republic of China (the “Labor Contract Law”) require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines, compensations and other administrative sanctions, and serious violations may constitute criminal offenses.

The Labor Contract Law became effective and was implemented on January 1, 2008, which was amended on December 28, 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to enter into written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts.

In addition, the Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. For example, according to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations that are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the Labor Contract Law and other labor-related regulation may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, our employment practices may not be deemed in compliance with the laws and regulations if we do not comply with the relevant laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be materially and adversely affected.

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PRC regulations relating to foreign exchange registration of overseas investment and roundtrip investment in China by PRC residents through Special Purpose Vehicles may subject our PRC resident beneficial owners of our PRC subsidiaries to liability or penalties, limit our ability to inject capital into the subsidiary, limit PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise materially and adversely affect us.

On July 4, 2014, the State Administration of Foreign Exchange of the People’s Republic of China, or SAFE, promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by SAFE on October 21, 2005. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment (“SAFE Circular 13”), which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their direct establishment or indirect control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Qualified local banks will directly examine and accept foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under Circular 37 from June 1, 2015.

These circulars further require amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries.

According to SAFE Circular 37 and SAFE Circular 13, our shareholders or beneficial owners who are PRC residents are subject to Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. To the best of our knowledge, substantially all of our PRC resident shareholders who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us have completed the application for foreign exchange registrations for their foreign investment in our company in accordance with SAFE Circular 37 and SAFE Circular 13. We have taken steps to notify significant beneficial owners of PubCo Ordinary Shares whom we know are PRC residents of their filing obligations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

We cannot predict how the amendments and refinements to regulations on foreign currency and cross-border transactions will affect our business operations or future strategy. In addition, if we decide to acquire additional PRC domestic companies, we cannot assure you that we or the owners of any such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could materially and adversely affect our business and results of operations.

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PRC regulation on loans to, and direct investment in, our PRC subsidiaries by offshore holding companies and governmental supervision of currency conversion may delay us from using the proceeds of the Transactions to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PubCo is an exempted company incorporated in the Cayman Islands with limited liability structured as a holding company conducting its operations in China through its PRC subsidiaries. As permitted under PRC laws and regulations, in utilizing the proceeds of the Transactions, we may make loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries subject to the approval from or registration with governmental authorities.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (“SAFE Circular 19”), effective on June 1, 2015. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (“SAFE Circular 16”), effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, the PRC subsidiaries by offshore holding companies, and the fact that the PRC government may restrict access to foreign currencies in the future, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from the Transactions and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

To the extent cash or assets of our business, or of Shenzhen Squirrel, is in the PRC, such cash or assets may not be available to fund operations or for other use outside of the PRC, due to the imposition of restrictions and limitations by, the PRC government to the transfer of case or assets.

Relevant PRC laws and regulations permit the companies in the PRC to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The companies in the PRC are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Additionally, each of the companies in the PRC are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in the PRC are also required to further set aside a portion of their after-tax profits to fund the discretionary reserve fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, if we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from Shenzhen Squirrel. In addition, in the event that Shenzhen Squirrel incurs debt on its own behalf in the future, the instruments governing the debt may restrict any such entity’s ability to pay dividends or make other distributions to us.

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a tax resident enterprise of the PRC for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Risks Related to Doing Business in China—Dividends payable to our foreign investors and gains on the sale of PubCo Ordinary Shares by our foreign investors may be subject to PRC tax.”

The PRC government also imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Substantially all of our and Shenzhen Squirrel’s income is received in RMB and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the payment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC enterprise shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the EIT Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation (the “SAT”), specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

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We do not believe that we, as an exempted company incorporated in the Cayman Islands with limited liability meet all of the conditions above thus we do not believe that we are a PRC resident enterprise, though all members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Finally, if we are regarded as a PRC resident enterprise, any dividends payable by us to our investors and gains on the sale of our shares would become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises (subject to the provisions of any applicable tax treaty). It is unclear whether non-PRC enterprise shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the PubCo Ordinary Shares.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“SAT Circular 698”) issued by the SAT on December 10, 2009, where a foreign investor transfers the equity interests of a resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “indirect transfer,” and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report the indirect transfer to the competent tax authority. The PRC tax authority will examine the true nature of the indirect transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the indirect transfer.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises (“SAT Bulletin 7”), to supersede existing provisions in relation to the “indirect transfer” as set forth in SAT Circular 698, while the other provisions of SAT Circular 698 remain in force. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprises. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. SAT Bulletin 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. We believe that the rule under Article 6 of SAT Bulletin 7 establishes the “internal reorganization exemption” that if the following three criteria should be met simultaneously, then the transaction will be deemed to have a “bona fide commercial purpose”: (1) The transfer of equity owns 80% or more of the equity of the transferee directly or indirectly, or the same party holds 80% or more of both the equity of the transferor and the equity of the transferee. (2) In the case of an indirect transfer transaction that has not yet occurred, its PRC income tax burden will not be reduced, and (3) The transferee of equity constitutes full payment of the consideration for the equity transaction using its equity or the equity of an enterprise in which it holds a controlling stake (excluding the equity of a listed enterprise). We believe that a share exchange meets the criterion and thus would not be subject to PRC enterprise income tax. However, failure to satisfy any of these criteria would cause a share exchange to be become subject to PRC enterprise income tax for the gains derived from such indirect transfer and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interest in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises as Source (“SAT Bulletin 37”), which repealed the entire SAT Circular 698 and the provision in relation to the time limit for the withholding agent to declare to the competent tax authority for payment of such tax of SAT Bulletin 7. Pursuant to SAT Bulletin 37, the income from a property transfer, as stipulated in the second item under Article 19 of the EIT Law, shall include the income derived from transferring such equity investment assets as stock equity. The balance of deducting the equity’s net value from the total income from equity transfer shall be taxable income from equity transfer. Where a withholding agent enters into a business contract, involving the income specified in the third paragraph of Article 3 in the EIT Law, with a non-resident enterprise, the tax-excluding income of the non-resident enterprise will be treated as the tax-including income, based on which the tax payment will be calculated and remitted, if it is agreed in the contract that the withholding agent shall assume the tax payable.

It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and SAT Bulletin 37 and may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7 and SAT Bulletin 37, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in us.

Dividends payable to our foreign investors and gains on the sale of PubCo Ordinary Shares by our foreign investors may be subject to PRC tax.

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of PubCo Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on PubCo Ordinary Shares, and any gain realized from the transfer of PubCo Ordinary Shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of PubCo Ordinary Shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether holders of PubCo Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise. If dividends payable to our non-PRC investors, or gains from the transfer of PubCo Ordinary Shares by such investors are subject to PRC tax, the value of your investment in PubCo Ordinary Shares may decline significantly.

Substantially all of our operations are conducted in the PRC. Therefore, we may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and the PRC subsidiaries’ restrictions on paying dividends or making other payments to us could restrict our ability to satisfy our liquidity requirements and have a material and adverse effect on our ability to conduct our business.

PubCo is an exempted company incorporated in the Cayman Islands with limited liability structured as a holding company. As substantially all of our operations are conducted in the PRC, we may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to shareholders and service, any debt we may incur. Our PRC subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits after tax, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their accumulated profits after tax each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital. Our PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if any PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or to make payments to us may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

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In response to the persistent capital outflow in China and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China (“PBOC”) and SAFE promulgated a series of capital control measures in early 2017, including stricter vetting procedures for domestic companies to remit foreign currency for overseas investments, dividends payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Such actions could limit or completely hinder our ability to offer or continue to offer securities to investors and cause our securities to significantly decline in value or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Fluctuations in exchange rates could result in foreign currency exchange losses to us and may reduce the value of, and amount in U.S. Dollars of dividends payable on, our shares in foreign currency terms and could impact our gross profit and gross margin.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In August 2015, the PBOC changed the way it calculates the mid-point price of RMB against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2018, the value of the RMB appreciated by approximately 5.5% against the U.S. dollar; and in 2019, the RMB appreciated by approximately 1.9% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the RMB and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a “currency manipulator,” which could result in greater fluctuation of the RMB against the U.S. dollar. It is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the U.S. dollar or other currencies in the future. In addition, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. If the exchange rate between RMB and U.S. dollar fluctuates in unanticipated manners, our results of operations and financial condition, and the value of, and dividends payable on, our shares in foreign currency terms may be adversely affected. We may not be able to pay dividends in foreign currencies to our shareholders. Appreciation of RMB to U.S. dollar will result in foreign currency translation gain, while depreciation of RMB to U.S. dollar will result in foreign currency translation loss.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

All of our revenues are denominated in Renminbi. The Renminbi is currently freely convertible without prior approval by the SAFE by complying with certain procedural requirements under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since we expect a significant portion of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries.

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

With respect to shareholder claims or regulatory investigation, there are legal and other obstacles to obtaining information needed from China for cross-border regulatory investigations or litigation due to lack of treaties or cooperation mechanism between China and United States in this regard. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism.

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The approval of the CSRC, the CAC, or other PRC regulatory agencies may be required in connection with the Transactions under a PRC regulation or any new laws, rules or regulations to be enacted, and if required, we cannot assure you that we will be able to obtain such approval.

The M&A Rules adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings.

Based on legal analysis performed by our PRC counsel, Commerce & Finance, we believe that the CSRC’s approval under the M&A Rules is not required for the Transactions (including the offering of PubCo Ordinary Shares to U.S. investors) and the listing and trading of PubCo Ordinary Shares on Nasdaq in the context of this Transactions, given that:

•	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this proxy statement/prospectus are subject to this regulation; and

•

Our PRC subsidiaries were not established by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules. Shenzhen  Squirrel had become a foreign-invested enterprise before it became a 97%-owned company of the PubCo, which invested in the PRC, and the acquisition of the equity of or the subscription of registered capital of a foreign-invested enterprise shall not be a merger or acquisition of the equity or assets of a “PRC domestic enterprise” as defined under the M&A Rules.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations in any form relating to the M&A Rules or overseas offering approval. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and related regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand, or (iv) or in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in January 2024 is triggered.

In addition, the Measures for the security Review of Foreign Investments jointly issued by the MOFCOM and NDRC that became effective in January 2021 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Office of the Working Mechanism which is led by the MOFCOM and NDRC, and the measures prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, according to the security review, foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance.

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In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions, if required, could be time-consuming, and any required approval processes may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. We believe that Squirrel is not considered to be an entity that requires security review, however, as the authorities revise the relevant industry categories related to defense security, we cannot guarantee that acquiring complementary businesses will not cause Squirrel to become subject to security review. The MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the MOFCOM. There is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of the MOFCOM or other PRC governmental authorities for our completed or ongoing mergers and acquisitions. There is no assurance that, if we plan to make an acquisition, we can obtain such approval from the MOFCOM or any other relevant PRC governmental authorities for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

To the extent cash or assets in our business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to supervision by the PRC government over our and our subsidiaries’ ability to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

PubCo is an offshore holding company with no material operations of its own and conducts substantially all of its operations through its PRC subsidiaries. Substantially all of our cash and assets are located in the PRC. As a holding company, PubCo may rely on dividends and other distributions on equity paid by its PRC subsidiaries for its cash and financing requirements. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. We are in the process of adopting our formal cash management policies which will dictate the purpose, amount and procedure of cash transfers among our holding company and subsidiaries. Historically, one PRC operating entity provides financial support for other entities’ operations by inter-company loans and we have not experienced difficulties or limitations on our ability to transfer cash between subsidiaries. Cash transfers among our PRC operating entities and their subsidiaries are generally approved by the management of the company providing the funds. Among PubCo and its subsidiaries, cash is transferred from PubCo as needed through PubCo’s subsidiaries outside China in the form of capital contributions or working capital loans, as the case may be, to the PRC subsidiaries as we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. We believe that there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. However, to the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong if we are not able to achieve satisfactory compliance with the requirements of the foreign exchange management system, which may affect our and our subsidiaries’ ability to transfer cash or assets. No transfers, dividends or other distributions have been made to date from our subsidiaries to our holding company nor have we or any of our subsidiaries ever paid dividends or made distributions to U.S. investors to date.

The PRC government imposes restrictions on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Due to the requirements of the foreign exchange management system, we may not be able to obtain sufficient foreign currencies to satisfy our foreign currency demands and transfer cash out of China, and pay dividends in foreign currencies to our shareholders. Therefore, to the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong if we cannot adhere to the foreign exchange management system’s requirements, which will influence the ability of our company and our subsidiaries to transfer cash or assets, which may in turn materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

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Notwithstanding the foregoing, we cannot predict the development of future regulatory policies, and there can be no assurance that the PRC government will not exercise its ability to modify the regulations on our ability to transfer or distribute cash within our PRC subsidiaries or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may materially and adversely affect our business, financial condition and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the proxy statement/prospectus based on foreign laws.

PubCo is an exempted company incorporated under the laws of the Cayman Islands. We conduct substantially all of our solutions in China, and substantially all of our assets are located in China. In addition, a majority of our executive officers and directors reside in China for a significant portion of the time, and whose respective assets are substantially located outside of the United States. Therefore, it may be difficult or impossible for you to effect service of process upon us or those persons inside mainland China, as the case may be. Even if you are able to effect service of process on PubCo, its directors or officers, and a China court decides to enforce a liability or judgment against PubCo or such persons, the associated cost and time constraints may make obtaining such enforcement unreasonable or impossible. In China, PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country or region where the judgment is made or on reciprocity between jurisdictions. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts or other form of reciprocity with the United States, the Cayman Islands and many other jurisdictions. As a result, it may be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who do not reside in the United States or have substantial assets located in the United States. In addition, the recognition or enforcement by PRC courts of a judgment made against us or such persons under the civil liability provisions of the securities laws of the United States or any state is subject to international treaties.

With respect to shareholder claims, including securities law class actions and fraud claims, there are legal and other obstacles to obtaining information needed from China for shareholder investigations or litigations due to lack of treaties or cooperation mechanism between China and United States in this regard. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC. However, on August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in Mainland China and Hong Kong. The Statement of Protocol includes detailed and specific commitments from the CSRC that would allow PCAOB inspections and investigations meeting U.S. standards, establishing cooperation mechanisms with respect to audit inspections and investigations procedures. Nevertheless, there are some limitations on the ability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China, which may further increase difficulties faced by you in protecting your interests.

The tension in international trade and rising political tension, particularly between U.S. and China, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, as we may expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our solutions, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could materially and adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

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Although the direct impact of the current international trade tension, and any escalation of such tension, on the brand marketing and strategy consulting industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.

Risks Related to HSPO and the Transactions

Unless the context otherwise requires, all references in this subsection to the “Company,” “HSPO,” “we,” “us” or “our” refer to the business of HSPO and its subsidiaries prior to the consummation of the Transactions.

HSPO will incur significant transaction and transition costs in connection with the Transactions.

HSPO has incurred and expects to incur significant, non-recurring costs in connection with consummating the Transactions. Certain transaction expenses incurred in connection with the Transactions, including all legal, accounting, consulting, investment banking and other fees, expenses, and costs, will be paid by PubCo at or following the closing of the Transactions.

HSPO will have limited rights after the Merger Closing to make claims for damages against PubCo or PubCo’s shareholders for the breach of representations, warranties, or covenants made by PubCo in the Business Combination Agreement.

The Business Combination Agreement provides that all of the representations, warranties and covenants, obligations or other agreements of the parties contained therein shall not survive the Merger Closing, except for a limited number of covenants, obligations or other agreements of the parties that by their terms apply or are to be performed in whole or in part after the Merger Closing. Accordingly, HSPO will have no rights to make damage claims against PubCo after the Merger Closing with respect to any breach of the representations and warranties, and will have limited rights to make damage claims against PubCo after the Merger Closing with respect to covenants, or agreements contained in the Business Combination Agreement that survive and the covenants to be performed in whole or in part after the Merger Closing.

After the Merger Closing, PubCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the price of shares of PubCo Ordinary Shares, which could cause you to lose some or all of your investment.

Although HSPO has conducted due diligence on PubCo, HSPO cannot assure you that this diligence revealed all material issues that may be present in PubCo’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of HSPO’s and PubCo’s control will not later arise. As a result, after the Merger Closing, PubCo may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if HSPO’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with HSPO’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on PubCo’s liquidity, the fact that PubCo may incur charges of this nature could contribute to negative market perceptions about PubCo’s securities. In addition, charges of this nature may cause PubCo to be unable to obtain future financing on favorable terms or at all. Accordingly, any HSPO shareholder who chooses to remain a shareholder of PubCo following the Transactions could suffer a reduction in the value of their shares of PubCo Ordinary Shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by HSPO’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Transactions contained an actionable material misstatement or material omission.

The HSPO Insiders own HSPO Ordinary Shares that will be worthless, may be unable to be repaid in full for the working capital loans provided to HSPO, and may incur reimbursable expenses that may not be reimbursed or repaid if the Transactions is not approved. Such interests may have influenced their decision to approve and, in the case of the Board, recommend, the Transactions with PubCo.

The HSPO Insiders and/or their affiliates beneficially own or have a pecuniary interest in the Founder Shares and Private Shares. As of the Record Date, the HSPO Insiders owned and were entitled to vote 2,110,750 Ordinary Shares, representing approximately 26.95% of the issued and outstanding HSPO Ordinary Shares. The holders have no redemption rights with respect to these securities in the event a business combination is not effected in the required time period. Therefore, if the Transactions with PubCo or another business combination is not approved within the required time period, such securities held by such persons will be worthless. Based upon the closing price of HSPO Ordinary Shares of $[__] per share on Nasdaq on the Record Date, such securities had an implied aggregate market value, assuming the Transactions is consummated, of approximately $[__]. Accordingly, the HSPO Insiders may be incentivized to complete the Transactions, or an alternative business combination, with a less favorable target company or on terms less favorable to shareholders than they would otherwise recommend or approve, as the case may be, rather than allow HSPO to wind up having failed to consummate a business combination and lose their entire investment.

Additionally, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor, directors, officers or affiliates of HSPO may, but are not obligated to, loan HSPO funds as may be required. If HSPO completes the Transactions, HSPO would repay such loaned amounts out of the proceeds of the Trust Account released to HSPO. Otherwise, such loans would be repaid only out of funds held outside the Trust Account. In the event that the Transactions does not close, HSPO may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used to repay such loaned amounts. Up to $3,000,000 of such loans may be convertible into the Working Capital Units, at a price of $10.00 per unit at the option of the lender. As of June 30, 2024, HSPO had borrowings of $300,000 under the Working Capital Loans.

Furthermore, the HSPO Insiders are entitled to reimbursement of out-of-pocket expenses incurred by them related to identifying, investigating, and consummating an initial business combination. Any such expenses will be repaid upon completion of the Transactions with PubCo. [As of the date of this proxy statement/prospectus, no such reimbursable expenses have been incurred.] If any such expenses are incurred, however, if HSPO fails to consummate the Transactions, they will not have any claim against the Trust Account for repayment or reimbursement. Accordingly, HSPO may not be able to repay or reimburse these amounts if the Transactions is not completed. See the section entitled “Proposal No. 1 The Business Combination Proposal — Interests of HSPO’s Sponsor, Directors and Officers and Others in the Transactions.”

These financial interests may have influenced the decision of HSPO’s directors to approve the Transactions with PubCo and to continue to pursue such Transactions. In considering the recommendations of HSPO Board to vote for the Business Combination Proposal and other Proposals, HSPO Public Shareholders should consider these interests.

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The HSPO Public Shareholders will experience immediate dilution as a consequence of the issuance of PubCo Ordinary Shares immediately following consummation of the Transactions and Transaction Financing and in connection with the Transactions.

HSPO Public Shareholders who do not redeem their HSPO Public Shares will experience immediate dilution as a consequence of the issuance of PubCo Ordinary Shares immediately following consummation of the Transactions and Transaction Financing and may experience dilution from several additional sources to varying degrees in connection with and after the Transactions, including the following:

●

in accordance with the terms and subject to the conditions of the Business Combination Agreement, each HoldCo Ordinary Shares issued and outstanding immediately prior to the Reorganization Effective Time, subject to certain exceptions, shall be cancelled and automatically converted into the right to receive, without interest, such number of the newly issued shares of the PubCo Ordinary Shares that is equal to a ratio, being equal to a fraction: (A) the numerator of which is $200,000,000 divided by $10.00 per share, and (B) the denominator of which is the total number of HoldCo Ordinary Shares issued and outstanding immediately prior to the Reorganization Effective Time;

●	the issuance of 2,310,750 PubCo Ordinary Shares converted from Founder Shares, Private Shares and Representative Shares issued prior to or in connection with its HSPO IPO;

●

the issuance of up to 337,700 PubCo Ordinary Shares underlying the Working Capital Units and Extension Loan Units (excluding up to 307,000 PubCo Ordinary Shares upon the conversion of the PubCo Warrants underlying the Working Capital Units and Extension Loan Units), assuming the Sponsor, and/or other lenders select to convert all the Sponsor Notes, or other promissory notes into Working Capital Units and Extension Loan Units, as applicable;

●	the issuance of 728,575 PubCo Ordinary Shares upon the conversion of the HSPO Rights;

●

the issuance of up to 7,592,750 PubCo Ordinary Shares issuable upon exercise of the PubCo Warrants (upon the consummation of the Transactions, pursuant to the Assignment, Assumption and Amendment Agreement, each HSPO Warrant outstanding immediately prior to the Merger Effective Time shall cease to be a warrant with respect to HSPO Ordinary Shares, and shall be assumed by PubCo and converted into a warrant of PubCo to purchase one PubCo Ordinary Share, subject to substantially the same terms and conditions prior to the consummation of the Transactions), which will become exercisable after the completion of the Transactions. The PubCo Ordinary Shares underlying these PubCo Warrants, represent approximately 20.8% or 23.9% of the fully-diluted number of PubCo Ordinary Shares immediately following the consummation of the Transactions, assuming the no redemption scenario and the maximum redemption scenario, respectively. See “Risk Factors — PubCo Warrants will become exercisable for PubCo Ordinary Shares after the completion of the Transactions, which would increase the number of shares eligible for future resale in the public market and result in dilution to HSPO shareholders. Such dilution will increase if more of the HSPO Public Shares are redeemed.” Once PubCo Warrants become exercisable, PubCo will have no opportunity to manage the dilution therefrom, except that PubCo has the ability to redeem outstanding HSPO Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per PubCo Warrants, provided that the last reported sales price of PubCo Ordinary Share equals or exceeds $16.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third business day prior to the date on which PubCo gives proper notice of such redemption and provided certain other conditions are met;

●	the issuance of any PubCo Ordinary Shares in connection with any other Transaction Financing, if any.

The issuance of additional PubCo Ordinary Shares as discussed above will significantly dilute the equity interests of existing holders of HSPO securities, diminish the relative voting strength of existing holders of HSPO securities, and may adversely affect prevailing market prices for the PubCo Ordinary Shares.

The exercise of HSPO’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of HSPO Public Shareholders.

In the period leading up to the Merger Closing, events may occur that, pursuant to the Business Combination Agreement, would require HSPO to agree to amend the Business Combination Agreement, to consent to certain actions taken by PubCo or to waive rights that HSPO is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of PubCo’s business, a request by PubCo to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on PubCo’s business and would entitle HSPO to terminate the Business Combination Agreement. In any of such circumstances, it would be at HSPO’s discretion, acting through HSPO Board, to grant its consent or waive those rights. The existence of the financial and personal interests of the directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is best for HSPO and what he, she or they may believe is best for himself, herself, or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, HSPO does not believe there will be any material changes or waivers that HSPO’s directors and officers would be likely to make after the mailing of this proxy statement/prospectus. HSPO will circulate a supplemental or amended proxy statement/prospectus if changes to the terms of the Transactions that would have a material impact on its shareholders are required prior to the vote on the Proposals.

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If HSPO is unable to complete the Transactions with PubCo or another business combination within the prescribed timeline, HSPO Public Shareholders may receive only approximately $[__] per public share, or less than such amount in certain circumstances based on the balance of the Trust Account (as of Record Date), and HSPO Warrants and HSPO Rights will expire worthless.

Pursuant to the Business Combination Agreement, there are various closing conditions to be satisfied in order to complete the Transactions, some of which are beyond HSPO’s control. Currently, HSPO has until September 27, 2024 (or up to December 27, 2024, if fully extended) to consummate a business combination. If HSPO is unable to complete the Transactions or any other alternative business combination, to the extent that the Business Combination Agreement is terminated for any reason, within the required period under the HSPO Charter, HSPO Public Shareholders may only receive approximately $[__] per HSPO Public Share on the liquidation of the Trust Account, based on the balance of the Trust Account (as of Record Date), and HSPO Warrants and HSPO Rights will expire worthless.

If HSPO is unable to complete the Transactions with PubCo or another business combination within the prescribed timeline, HSPO will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding HSPO Public Shares for cash and, subject to the approval of its remaining shareholders and its Board, dissolving and liquidating. In such event, third parties may bring claims against HSPO and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by HSPO Public Shareholders could be less than $10.175 per Public Share, and the HSPO Warrants and HSPO Rights will expire worthless.

Under the terms of the HSPO Charter, HSPO must complete its initial business combination by September 27, 2024 (or up to December 27, 2024, if fully extended), or such later time as HSPO’s shareholders may approve in accordance with the HSPO Charter, HSPO must (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to HSPO (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of HSPO’s remaining shareholders and HSPO Board, liquidate and dissolve, subject in each case to the HSPO’s obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law. In such event, third parties may bring claims against HSPO. Although HSPO seeks waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses it has negotiated with, whereby such parties will waive any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that vendors, regardless of whether they execute such waivers, will not seek recourse against the Trust Account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in the Trust Account could be subject to claims which could take priority over those of the HSPO Public Shareholders. If HSPO is unable to complete a business combination within the required time period, the Sponsor has agreed that it will be liable to HSPO if and to the extent any claims by a third party for services rendered or products sold to HSPO, or a prospective target business with which HSPO has discussed entering into a Business Combination Agreement, reduce the amount of funds in the Trust Account to below (i) $[__] per HSPO Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the indemnity of the underwriters of the HSPO IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of HSPO. Additionally, we have not asked the Sponsor to reserve for such indemnification obligations. Therefore, we cannot assure you that the Sponsor would be able to satisfy such indemnification obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Transactions and redemptions could be reduced to less than $[__] per HSPO Public Share. In such event, we may not be able to complete the Transactions, and you would receive such lesser amount per share in connection with any redemption of your HSPO Public Shares. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if HSPO is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if HSPO otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of HSPO Public Shareholders. To the extent any bankruptcy claims deplete the Trust Account, HSPO may not be able to return to the HSPO Public Shareholders at least $[__] per share of HSPO Ordinary Shares. There will be no redemption rights or liquidating distributions with respect to the HSPO Warrants and HSPO Rights, which will expire worthless if HSPO fails to complete an initial business combination within the required period.

It is uncertain whether any Transaction Financing or other equity financing would be available prior to or upon the closing of the Transactions, which, if not available, may materially and adversely affect PubCo’s business and results of operations; or, if available, may significantly dilute the equity interest of the continuing shareholders of PubCo.

As provided in the Business Combination Agreement, each of HSPO and the Group Companies shall use their respective commercially reasonable efforts to obtain Transaction Financing as set forth in the Business Combination Agreement on the terms mutually agreed by PubCo and HSPO at or prior to the Merger Closing. As of the date of this proxy statement/prospectus, neither HSPO nor any Group Company has obtained any firm commitment of financing for PubCo prior to or upon the closing of the Transactions, except that the Sponsor issued 200,000 Class B ordinary shares of the Sponsor in exchange for the capital contribution made by Mr. Xu Huang to the Sponsor in the aggregate amount of $2 million. Such 200,000 Class B ordinary shares of the Sponsor entitles Mr. Xu Huang to receive 200,000 Founder Shares to be transferred by the Sponsor upon the Merger Closing, and the Sponsor accordingly has been using such capital contribution as the working capital loan to HSPO in support of HSPO’s operations and payments of expenses associated with the Transactions.

Neither PubCo nor HSPO can give any assurance that they will be able to obtain committed Transaction Financing on acceptable terms. The lack of committed Transaction Financing prior to or upon the closing of the Transactions could not result in breach of certain conditions to the Transactions as stipulated in the Business Combination Agreement or prohibit the closing of the Transactions. However, both HSPO and PubCo have incurred and expect to incur significant, non-recurring costs in connection with consummating the Transactions. Certain transaction expenses incurred by HSPO in connection with the Transactions, including all legal, accounting, consulting, investment banking and other fees, expenses, and costs, will be paid by PubCo at or following the closing of the Transactions. Except the foregoing, as of the date of this proxy statement/prospectus, as it is uncertain when the Transactions will be completed and additional transaction expenses will incur till the Merger Closing, neither HSPO nor PubCo is certain about the actual amount of cash necessary to pay expenses in connection with the Transactions, which are expected to be available pending the satisfaction of certain conditions as provided under the Business Combination Agreement. Without committed Transaction Financing, PubCo would bear a significant amount of expenses incurred by HSPO and itself upon the Merger Closing, which could impact PubCo’s liquidity conditions and its business, financial condition and results of operations may be materially and adversely affected. For more information about the closing conditions to the Transactions and the expenses in connection with the Transactions , see “The Business Combination Proposal—The Business Combination Agreement—Conditions to Closing.”

Notwithstanding, the following table illustrates the net cash balance of PubCo after the payment of transaction expenses, under each scenario presented, assuming the Merger Closing occurred by [December 27, 2024].

For a complete discussion on pro forma financial information and all pro forma adjustments, see the section under “Unaudited Pro Forma Combined Financial Information” included elsewhere in this proxy statement/prospectus:

	No	25% of maximum	50% of maximum	75% of maximum	Maximum
	redemptions(1)	redemptions(2)	redemptions(3)	redemptions(4)	redemptions(5)
Cash proceeds from the Trust Account and cash in operating bank accounts	$63,246	$50,305	$37,363	$24,422	$11,480
Working Capital and Extension Loan	(270)	(270)	(270)	(270)	(270)
Estimated Transaction Expenses	(4,792)	(4,792)	(4,792)	(4,792)	(4,792)
Cash Conditions at the Merger Closing	$58,184	$45,243	$32,301	$19,360	$6,418

(Amount in thousands of U.S. dollars (“US$”), except for share and per share data)

(1)

The numbers set forth in this column assume no HSPO Public Shares are redeemed, and 690,000 PubCo Ordinary Shares are issued in exchange for HSPO Rights held by HSPO Public Shareholders. As of the date of this proxy statement/prospectus, there are 5,521,640 HSPO Public Shares issued and outstanding.

(2)

The numbers set forth in this column assume 1,168,955 HSPO Public Shares, or approximately 25% of 4,675,819 HSPO Public Shares are redeemed at $11.07 per share, and 690,000 PubCo Ordinary Shares are issued in exchange for HSPO Rights held by HSPO Public Shareholders.

(3)

The numbers set forth in this column assume 2,337,910 HSPO Public Shares, or approximately 50% of 4,675,819 HSPO Public Shares are redeemed at $11.07 per share, and 690,000 PubCo Ordinary Shares are issued in exchange for HSPO Rights held by HSPO Public Shareholders.

(4)

The numbers set forth in this column assume 3,506,864 HSPO Public Shares, or approximately 75% of 4,675,819 HSPO Public Shares are redeemed at $11.07 per share, and 690,000 PubCo Ordinary Shares are issued in exchange for HSPO Rights held by HSPO Public Shareholders.

(5)

The numbers set forth in this column assume 4,675,819 HSPO Public Shares, or all of the HSPO Public Shares (subject to the $5,000,001 minimum net tangible assets requirement set forth in the HSPO Existing Charter) are redeemed at $11.07 per share, and 690,000 PubCo Ordinary Shares are issued in exchange for HSPO Rights held by HSPO Public Shareholders.

Any Transaction Financing may significantly dilute the equity interest of the continuing shareholders of the PubCo and may include unfavorable terms, including giving the investor(s) of such Transaction Financing the ability to acquire shares at a price which is less than the market price of the PubCo Ordinary Shares at the time of purchase. PubCo and HSPO can give no assurance that any of them will be able to enter into any financing arrangement or agreement on terms that it considers reasonable or which could reasonably be expected to reduce redemption of public shares by HSPO Public Shareholders.

89

HSPO Public Shareholders may be held liable for claims by third parties against HSPO to the extent of distributions received by them.

If HSPO is unable to complete the Transactions with PubCo or another business combination within the required time period, HSPO will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to HSPO (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of HSPO’s remaining shareholders and HSPO Board, liquidate and dissolve, subject in each case to the HSPO’s obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law. HSPO cannot assure you that it will properly assess all claims that may potentially be brought against HSPO. As such, HSPO Public Shareholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its shareholders may extend well beyond the third anniversary of the date of distribution. Accordingly, HSPO cannot assure you that third parties will not seek to recover from its shareholders amounts owed to them by HSPO.

If HSPO files a bankruptcy petition or an involuntary bankruptcy petition is filed against HSPO that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in HSPO’s bankruptcy estate and subject to the claims of third parties with priority over the claims of HSPO Public Shareholders. To the extent any bankruptcy claims deplete the Trust Account, HSPO cannot provide any assurance that HSPO will be able to return $[__] per share to our Public Shareholders. Additionally, if HSPO files a bankruptcy petition or an involuntary bankruptcy petition is filed against HSPO that is not dismissed, any distributions received by HSPO Public Shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by HSPO Public Shareholders. Furthermore, the HSPO Board may be viewed as having breached its fiduciary duty to HSPO’s creditors and/or may have acted in bad faith, thereby exposing itself and HSPO to claims of punitive damages, by paying HSPO Public Shareholders from the Trust Account prior to addressing the claims of creditors. HSPO cannot provide any assurance that claims will not be brought against HSPO for these reasons.

The Sponsor, HSPO’s directors, officers, advisors and their affiliates may elect to purchase HSPO Public Shares prior to the consummation of the Transactions, which may influence the vote on the Business Combination Proposal and the other Proposals and reduce the public “float” of HSPO Ordinary Shares.

At any time prior to the Extraordinary General Meeting, during a period when they are not then aware of any material nonpublic information regarding HSPO or its securities, the Sponsor, HSPO’s officers, directors, advisors and/or their respective affiliates may purchase HSPO Ordinary Shares from investors, or enter into transactions with such investors and others to provide them with incentives to acquire HSPO Ordinary Shares or vote their shares in favor of the Business Combination Proposal and other Proposals. The purpose of purchases by the Sponsor, HSPO’s directors, officers, advisors and/or their respective affiliates prior to the Extraordinary General Meeting and other transactions would be to increase the likelihood that the Proposals presented to shareholders for approval at the Extraordinary General Meeting are approved or to provide additional equity financing. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the Transactions. This may result in the completion of the Transactions that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such arrangements may have a depressive effect on HSPO Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he, she or it owns, either prior to or immediately after the Extraordinary Meeting.

If such transactions are effected, the consequence could be to cause the Transactions to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Proposals to be presented at the Extraordinary General Meeting and would likely increase the chances that such Proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements.

In the event that the Sponsor, HSPO’s directors, officers, advisors and their affiliates purchase HSPO Ordinary Shares from HSPO Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•

This proxy statement/prospectus discloses the possibility that the Sponsor, HSPO’s directors, officers, advisors and their affiliates may purchase HSPO Ordinary Shares from HSPO Public Shareholders outside the redemption process, along with the purpose of such purchases;

•

If the Sponsor, HSPO’s directors, officers, advisors and their affiliates were to purchase HSPO Ordinary Shares, they would do so at a price no higher than the price offered through the redemption process;

•

Any HSPO Ordinary Shares purchased by the Sponsor, HSPO’s directors, officers, advisors and their affiliates would not be voted in favor of approving the Transactions, and HSPO would waive any requirement of such persons to do so;

•

The Sponsor, HSPO’s directors, officers, advisors and their affiliates purchasing HSPO Ordinary Shares would not possess any redemption rights with respect to the shares or, if they do possess redemption rights, they would waive such rights; and

•

HSPO will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Proposals to be voted on at the Extraordinary General Meeting. Any such report will include (i) the amount of HSPO Ordinary Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Transactions will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of HSPO Ordinary Shares for which HSPO has received redemption requests.

In addition, if such purchases are made, the public “float” of HSPO Public Shares and the number of beneficial holders of HSPO securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing, or trading of HSPO’s securities on a national securities exchange.

We are dependent upon our current executive officers and directors and their loss could adversely affect our ability to operate.

Our operations are dependent upon a relatively small group of individuals and, in particular, our executive officers and directors. We believe that our success depends on the continued service of our officers and directors, at least until we have completed the Transactions.

The HSPO Insiders have agreed to vote in favor of the Transactions, regardless of how HSPO Public Shareholders vote.

The HSPO Insiders have agreed to vote the Founder Shares and Private Shares, as well as any HSPO Ordinary Shares purchased during or after the HSPO IPO, in favor of the Transactions.

As of the Record Date, the HSPO Insiders owned and were entitled to vote 2,110,750 HSPO Ordinary Shares (including 1,725,000 Founder Shares and 385,750 Private Shares), representing approximately 26.95% of the voting power of the HSPO Ordinary Shares outstanding. As a result, in addition to shares the Founder Shares and the Private Shares held by the HSPO Insiders, (i) assuming all HSPO Ordinary Shares are voted, HSPO would need 3,110,844 HSPO Ordinary Shares, representing approximately 56.34% of 5,521,640 HSPO Public Shares not redeemed by their holders, to vote in favor to have all the Proposals approved, and (ii) assuming only the minimum of HSPO Ordinary Shares representing a quorum are voted, HSPO would need no HSPO Public Shares to vote in favor to have all the Proposals approved.

90

The HSPO Insiders and HSPO’s directors and officers may have interests in the Transactions different from the interests of HSPO Public Shareholders.

The HSPO Initial Shareholders include HSPO’s directors and officers, who have financial interests in the Transactions that are different from, or in addition to, those of other HSPO shareholders generally. Specifically:

●

the beneficial ownership by the Sponsor of an aggregate of 1,707,000 Founder Shares and 385,750 Private Shares, which would become worthless if HSPO does not complete a business combination within the applicable time period, as the Sponsor has waived any right to redemption with respect to these shares. The Sponsor paid an aggregate of approximately $24,739.13, or $0.0144 per share, for the Founders Shares and $3,857,500, or $10.00 per share, for the Private Shares. Such HSPO Ordinary Shares held by the Sponsor have an aggregate market value of approximately $[__], based on the closing price of HSPO Ordinary Shares on the Record Date, resulting in a theoretical gain of approximately $[__] (or $[__] per share) for the Founder Shares and approximately $[__] (or $[__] per share) for the Private Shares;

●

the fact that Mr. Mingyu (Michael) Li, our Chief Executive Officer, Chief Financial Officer, Chairman of the Board and director, holds 1,707,000 Founder Shares via the Sponsor, and each of Angel Colon, Mark Singh, and Rodolfo Jose Gonzalez Caceres, independent directors of HSPO, respectively, holds 9,000, 5,000 and 4,000 Founder Shares, which would become worthless if HSPO does not complete a business combination within the applicable time period, as these directors and officers have waived any right to redemption with respect to these shares. Each of the said directors and officers of HSPO paid approximately $0.0144 per share for their Founder Shares. Such HSPO Ordinary Shares held by the foregoing persons have an aggregate market value of approximately $[__], based on the closing price of HSPO Ordinary Shares on the Record Date, resulting in a theoretical gain of approximately $[__] (or $[__] per share);

●

in order to finance transaction costs in connection with an intended initial business combination, the Sponsor, affiliates of the Sponsor, HSPO’s directors and officers, may, but are not obligated to, provide Working Capital Loans as may be required. As of the date hereof, HSPO has issued two (2) Sponsor Working Capital Notes to the Sponsor and/or its designees in connection with the Working Capital Loans in a total amount of $300,000 and the Sponsor is expected to continue providing Working Capital Loans for expenses and costs associated with the Transactions and operation of HSPO. Additionally, if HSPO extends the time available to its to complete our business combination, the Sponsor, their affiliates or designee may deposit certain amount of the Extension Payments into the Trust Account to extend the time for HSPO to complete its business combination. As of the date hereof, HSPO issued one (1) Sponsor Extension Note to the Sponsor in a total amount of $70,000. The Sponsor has the right, but not the obligation, to convert the Sponsor Notes, in whole or in part, respectively, into Conversion Units, each consisting of HSPO Ordinary Share, one HSPO Warrant, and one HSPO Right. If the Sponsor does not convert the Sponsor Notes into the Conversion Units upon the Merger Closing, the Sponsor Notes will become intercompany notes between PubCo and the Sponsor upon the Merger Closing. HSPO or PubCo has the obligation to pay to the Sponsor the funds amounting to the principal amount of the Sponsor Notes if the Transactions is terminated pursuant to the Business Combination Agreement. HSPO or PubCo may use a portion of the working capital held outside the Trust Account to repay such funds amounting to the principal amount of the Sponsor Notes but no proceeds from the Trust Account would be used to repay such loaned amounts. In the event that HSPO fails to complete a business combination by December 27, 2024 (if extended), it is uncertain if HSPO has sufficient working capital held outside the Trust Account to fully repay the Sponsor Notes;

●

the fact that Mr. Xu Huang, a personal friend of Mr. Angxiong Zhao, the co-founder, Chief Executive Officer and Chairman of Shenzhen Squirrel injected capital contribution of $2,000,000 in the Sponsor to continue providing capital to HSPO which would entitle Mr. Xu Huang  to receive 200,000 Founder Shares upon the Merger Closing and, Shenzhen Squirrel, as of the date hereof, has made in the aggregate amount of $830,000 monthly Extension Payments to the Trust Account in support of the extension of the period that HSPO must complete the business combination. The Extension Payments made by Shenzhen Squirrel were evidenced by thirteen (13) unsecured promissory notes in the total principal amount of $830,000 issued by HSPO to Squirrel (the “Squirrel Extension Notes” and together with the Sponsor Extension Note, collectively, the “Extension Notes”). Shenzhen Squirrel has the right, but not the obligation, to convert the Squirrel Extension Notes, in whole or in part, respectively, into the Conversion Units. However, on September 14, 2024, Shenzhen Squirrel notified HSPO that it has elected not to convert the Squirrel Extension Notes into Conversion Units upon the consummation of the Transactions, thus Shenzhen Squirrel will become intercompany notes between PubCo and Shenzhen Squirrel upon the Merger Closing;

●

the fact that the HSPO Insiders (including the Sponsor, certain HSPO officers and directors) have agreed not to redeem any HSPO Ordinary Shares held by them in connection with a shareholder vote to approve the proposed Transactions;

●

the fact that given the very low purchase price (of $25,000 in aggregate) that the HSPO Insiders paid for the Founder Shares as compared to the price of the HSPO Ordinary Shares sold in HSPO IPO, the HSPO Insiders may earn a positive rate of return on their investment even if the PubCo Ordinary Shares trade below the price initially paid for the HSPO Ordinary Shares in the HSPO IPO and the HSPO Public Shareholder may experience a negative rate of return following the completion of the Transactions;

●

the fact that the HSPO Insiders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares and Private Shares held by them if HSPO fails to complete an initial business combination within the applicable time period. As a result of waiving liquidating distributions, if HSPO fails to complete an initial business combination within the applicable time period, the Sponsor would lose $3,857,500 for the purchase of Private Shares, and the HSPO Insiders would lose $25,000 for the purchase of the Founder Shares, and thus they would incur substantial loss of investment and will not be reimbursed for any out-of-pocket expenses;

●

the fact that the HSPO Insiders may be incentivized to complete the Transactions, or an alternative initial business combination with a less favorable company or on terms less favorable to shareholders, rather than to liquidate, in which case the HSPO Insiders would lose their entire investment. As a result, the HSPO Insiders may have a conflict of interest in determining whether the Group Companies are appropriate businesses with which to effectuate a business combination and/or in evaluating the terms of the Transactions;

●

the fact that pursuant to the Registration Rights Agreement, the HSPO Insiders can demand that PubCo register its registrable securities under certain circumstances and will also have piggyback registration rights for these securities in connection with certain registrations of securities that PubCo undertakes;

●	the continued indemnification of HSPO’s directors and officers and the continuation of HSPO’s directors’ and officers’ liability insurance after the Transactions (i.e. a “tail policy”); and

●

the fact that the HSPO Insiders, are, or may in the future become, affiliated with entities that are engaged in a similar business to HSPO. The HSPO Insiders are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to completing the Transactions. Accordingly, if any of HSPO’s officers or directors becomes aware of a business combination opportunity that is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to their fiduciary duties under applicable laws.

Officers of HSPO negotiated the terms of the Business Combination Agreement with their counterparts at PubCo, and the Board considered these interests, among other matters, when making the determination that the Transactions is advisable and fair to, and in the best interests of, HSPO and its unaffiliated shareholders. See the section entitled “The Business Combination Proposal— Interests of HSPO’s Sponsor, Directors and Officers and Others in the Transactions” of this proxy statement/prospectus for a detailed discussion of the special interests that the HSPO Initial Shareholders and HSPO’s directors and officers may have in the Transactions.

91

Our actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Transactions been completed on the dates indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that HSPO and PubCo currently believe are reasonable. The unaudited pro forma condensed combined information does not purport to indicate the results that would have been obtained had the Transactions and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Transactions with which a substantial majority of our shareholders do not agree.

The HSPO Charter does not provide a specified maximum redemption threshold. As a result, HSPO may be able to complete the Transactions even though a substantial majority of the HSPO Public Shareholders do not agree with the Transactions and have redeemed their shares in connection with the consummation of the Transactions. In the event that the aggregate redemption requests we would be required to pay for all HSPO Ordinary Shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination Agreement exceed the aggregate amount of cash available to HSPO, HSPO will not complete the Transactions or redeem any shares, all HSPO Public Shares submitted for redemption will be returned to the holders thereof, and HSPO instead may search for an alternate business combination, provided HSPO still has time to complete an alternative business combination under the HSPO Charter.

HSPO Public Shareholder will have a reduced ownership and voting interest after the Transactions and will exercise less influence over management.

Upon the issuance of PubCo Ordinary Shares to PubCo shareholders, current HSPO Public Shareholders percentage ownership will be diluted. Immediately following the Merger Closing and excluding HSPO Ordinary Shares issuable upon the exercise of PubCo Warrants, (i) assuming that no HSPO Public Shareholders exercise their redemption rights, current HSPO Public Shareholders percentage ownership in PubCo would be 21.7%, (ii) assuming that HSPO Public Shareholders holding 25% of HSPO Public Shares exercise their redemption rights, current HSPO Public Shareholders’ percentage ownership in PubCo would be 17.8%, (iii) assuming that HSPO Public Shareholders holding 50% of the HSPO Public Shares exercise their redemption rights, current HSPO Public Shareholders’ percentage ownership in PubCo would be 13.4%, (iv) assuming that HSPO Public Shareholders holding 75% of the HSPO Public Shares exercise their redemption rights, current HSPO Public Shareholders’ percentage ownership in PubCo would be 8.5%, and (v) assuming that a maximum of HSPO Public Shares issued and outstanding as of the Record Date are redeemed, current HSPO Public Shareholders’ percentage ownership in PubCo would be 6.4%. Additionally, of the expected [__] members of the board of directors of PubCo, all will be current directors of PubCo or designated by PubCo. The percentage of the issued and outstanding PubCo Ordinary Shares that will be owned by current HSPO Public Shareholders as a group will vary based on the number of HSPO Ordinary Shares redeemed in connection with the Transactions. Because of the above, current HSPO Public Shareholders, as a group, will have less influence on the board of directors, management, and policies of PubCo than they now have on the Board, management, and policies of HSPO. See the section entitled “Beneficial Ownership of PubCo Securities Following the Transactions” of this proxy statement/prospectus for an illustration of the number of shares and percentage interests outstanding under scenarios that assume no redemptions and redemptions of HSPO Public Shares in the maximum amount.

92

HSPO may redeem the unexpired HSPO Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your HSPO Warrants worthless.

HSPO may redeem the outstanding warrants, in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable,

●	upon a minimum of 30 days’ prior written notice of redemption,

●

if, and only if, the last sales price of ordinary shares equals or exceeds $16.00 per share, as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations, and the like, for any 20 trading days within a 30 trading days period ending three business days before HSPO sends the notice of redemption, and

●

if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and HSPO issues a notice of redemption, each warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the $16.00 trigger price as well as the $11.50 warrant exercise price per share after the redemption notice is issued and such decrease in the ordinary share price may not limit HSPO’s ability to complete the redemption.

The redemption criteria for HSPO’s warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If HSPO calls the warrants for redemption as described above, HSPO’s management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether HSPO will exercise its option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of the ordinary shares at the time the warrants are called for redemption, HSPO’s cash needs at such time and concerns regarding dilutive share issuances.

Redemption of the outstanding HSPO Warrants could force you (i) to exercise HSPO Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell HSPO Warrants at the then-current market price when you might otherwise wish to hold HSPO Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding HSPO Warrants are called for redemption, is likely to be substantially less than the market value of HSPO Warrants.

The fairness opinion delivered by Revere will not reflect changes in circumstances between the date of the Business Combination Agreement and the completion of the Transactions, and was prepared based on financial projections developed based on assumptions, analyses and estimates, which are inherently subject to significant uncertainty and may not be achieved in full, at all or within projected timeframes.

In connection with this Transactions, Revere, an independent valuation firm retained by HSPO, provided a fairness opinion to the board of directors of HSPO, which addresses the fairness of the (i) the consideration of the transactions pursuant to the Business Combination Agreement, and (ii) the market value of 100% equity value of PubCo as of the date that Business Combination Agreement was executed. The HSPO board has not obtained an updated fairness opinion as of the date of this prospectus and HSPO does not anticipate asking Revere to update its opinion prior to the closing. Changes in the operations and prospects of us or HSPO, general market and economic conditions and other factors that may be beyond their control, and on which the fairness opinion was based, may alter the value of us by the time the Transactions is completed. The opinion did not speak as of the time the Transactions will be completed or as of any date other than the date of such opinion, and the HSPO Board does not anticipate asking Revere to update its opinion. For a description of the opinion delivered by Revere and a summary of the material financial analysis performed in connection with rendering such opinion, please refer to “Proposal 1 - The Business Combination Proposal — Basis for the Board’s Recommendation — Fairness Opinion.”]

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Additionally, the analysis contained in the fairness opinion delivered by Revere relied upon certain financial projections made by PubCo based on various assumptions. For a description of the opinion, see “Proposal No. 1 — The Business Combination Proposal — Basis for the Board’s Recommendation — Fairness Opinion.”

The fairness opinion of Revere is attached as Annex D to this proxy statement/prospectus.

If the Transactions’ benefits do not meet the expectations of investors, shareholders or financial analysts, the market price of the HSPO Ordinary Shares before the Merger Closing and PubCo Ordinary Shares post the Second may decline.

If the benefits of the Transactions do not meet the expectations of investors or securities analysts, the market price of HSPO Ordinary Shares prior to the Merger Closing may decline. The market value of HSPO Ordinary Shares at the time of the Transactions may vary significantly from its price on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which HSPO Public Shareholders vote on the Transactions.

In addition, following the Transactions, fluctuations in the price of PubCo Ordinary Shares could contribute to the loss of all or part of your investment. Any of the factors listed below could have a material adverse effect on your investment in PubCo Ordinary Shares and PubCo Ordinary Shares may trade at a price significantly below the price you paid for it. In such circumstances, the trading price of PubCo Ordinary Shares may not recover and may experience a further decline.

Factors affecting the trading price of PubCo Ordinary Shares following the Transactions may include:

●	actual or anticipated fluctuations in PubCo quarterly financial results or the quarterly financial results of companies perceived to be similar to PubCo;

●	changes in the market’s expectations about PubCo’s operating results;

●	success of competitors;

●	PubCo’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning PubCo or the market in general;

●	operating and stock price performance of other companies that investors deem comparable to PubCo;

●	changes in laws and regulations affecting PubCo’s business;

●	commencement of, or involvement in, litigation involving PubCo;

●	changes in PubCo’s capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of shares available for public sale;

●	any major change in the board of directors or management of PubCo;

●	sales of substantial amounts of securities by PubCo’s directors, executive officers, or significant shareholders or the perception that such sales could occur;

●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations, and acts of war or terrorism; and

●	other developments affecting the industry.

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Broad market and industry factors may materially harm the market price of PubCo Ordinary Shares irrespective of our operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of PubCo’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies, notably in the industry which investors perceive to be similar to PubCo could depress PubCo’s stock price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price for PubCo Ordinary Shares also could adversely affect PubCo’s ability to issue additional securities and PubCo’s ability to obtain additional financing in the future.

HSPO’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.

The Sponsor has agreed that it will be liable to HSPO if and to the extent any claims by a third party for services rendered or products sold to HSPO, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $[__] per Public Share and (ii) the actual amount per HSPO Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $☑ per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the funds held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under HSPO’s indemnity of the underwriter of the HSPO IPO against certain liabilities, including liabilities under the Securities Act. However, HSPO has not asked the Sponsor to reserve for such indemnification obligations, nor has HSPO independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of HSPO. Therefore, we cannot provide any assurance that the Sponsor would be able to satisfy those obligations. None of HSPO officers or directors will indemnify HSPO for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

If the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that HSPO’s independent directors would take legal action on behalf of HSPO against the Sponsor to enforce its indemnification obligations to HSPO, it is possible that HSPO’s independent directors, in exercising their business judgment, may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. HSPO has not asked the Sponsor to reserve for such indemnification obligations and we cannot provide any assurance that the Sponsor would be able to satisfy those obligations. Accordingly, we cannot provide any assurance that due to claims of creditors the actual value of the per-share redemption price will not be less than $[__] per Public Share.

Members of HSPO’s management team may be involved in governmental investigations, regulatory proceedings and civil litigation relating to the business affairs of companies with which they are, were or may in the future be affiliated.

Members of HSPO’s management team may have been involved or in the future be involved in governmental investigations, regulatory proceedings and civil litigation relating to the business affairs of companies with which they are, were or may in the future be affiliated. Any such investigations or litigations may divert HSPO’s management team’s attention and resources away from consummating the Transactions, may be detrimental to its reputation, and thus may negatively affect its ability to complete the Transactions. Moreover, there may also be negative publicity associated with such government investigations, regulatory proceedings or civil litigation that could foster speculations and reduce investor confidence, regardless of whether the allegations are valid or whether HSPO’s management team prevails in such government investigations, regulatory proceedings or civil litigation. As a result, such investigation, proceeding or litigation may materially and adversely affect our business, financial condition, results of operations, reputation or trading price.

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HSPO may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including litigation and claims and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability or require us to change our business practices.

Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

The securities price of HSPO may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. We may be the target of this type of litigation in the future.

Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition, and results of operations. Any adverse determination in litigation could also subject us to significant liabilities.

The Transactions is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.

The completion of the Transactions is subject to a number of conditions. The completion of the Transactions is not assured and is subject to risks, including the risk that approval of the Transactions by HSPO shareholders is not obtained or that there are not sufficient funds in the Trust Account, in each case subject to certain terms specified in the Business Combination Agreement (as described in the section entitled “The Business Combination Agreement and Other Transaction Documents — Conditions to Closing.”). If HSPO does not complete the Transactions, HSPO could be subject to several risks, including:

●	the parties may be liable for damages to one another under the terms and conditions of the Business Combination Agreement;

●	negative reactions from the financial markets, including declines in the price of our HSPO Ordinary Shares because current prices reflect a market assumption that the Transactions will be completed;

●	the attention of our management will have been diverted to the Transactions rather than the pursuit of other opportunities in respect of an initial business combination; and

●

we will have a limited period of time, if any, to complete an alternative initial business combination and we may not be as attractive to potential alternative partners to an initial business combination if we are unable to complete the Transactions.

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Either HSPO or PubCo may waive one or more of the conditions to the Transactions or certain of the other transactions contemplated by the Business Combination Agreement.

Either HSPO or PubCo may agree to waive, in whole or in part, some of the conditions to its obligations to consummate the Transactions or certain of the other transactions contemplated by the Business Combination Agreement, to the extent permitted by the HSPO Charter and applicable laws. For example, it is a condition to HSPO’s obligations to consummate the Transactions that certain of PubCo’s representations and warranties are true and correct in all respects as of the date of Merger Closing, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect. However, if the Board determines that it is in the best interest of HSPO shareholders to waive any such breach, then the HSPO Board may elect to waive that condition and consummate the Transactions.

The existence of financial and personal interests of one or more of HSPO’s directors may result in a conflict of interest on the part of such director(s) between what such director(s) may believe is in the best interests of HSPO and its shareholders and such director(s) may believe is best for such director(s) in determining to recommend that shareholders vote for the proposals. In addition, HSPO’s officers have interests in the Transactions that may conflict with your interests as a shareholder. As of the date of this proxy statement/prospectus, HSPO does not believe there will be any changes or waivers that its directors and officers would be likely to make after shareholder approval of the Transactions has been obtained. While certain changes could be made without further shareholder approval, if there were a change to the terms of the transaction that would have a material impact on the shareholders, HSPO will be required to circulate a new or amended proxy statement/prospectus or supplement thereto and resolicit the vote of its shareholders with respect to the Business Combination Proposal. See the section entitled “The Business Combination Proposal— Interests of HSPO’s Sponsor, Directors and Officers and Others in the Transactions.” of this proxy statement/prospectus for a further discussion of these considerations.

Termination of the Business Combination Agreement could negatively impact HSPO and PubCo.

If the Transactions is not completed for any reason, including as a result of HSPO shareholders declining to approve the Proposals required to effect the Transactions, the ongoing businesses of HSPO and PubCo may be adversely impacted and, without realizing any of the anticipated benefits of completing the Transactions, HSPO and PubCo would be subject to a number of risks, including the following:

●

HSPO or PubCo may experience negative reactions from the financial markets, including negative impacts on the price of HSPO’s securities (including to the extent that the current market price reflects a market assumption that the Transactions will be completed);

●

HSPO currently has until September 27, 2024 (or up to December 27, 2024, if fully extended) to complete its initial Transactions. This deadline may be extended by approval of HSPO shareholders in an amendment to its HSPO Charter, but such an amendment would cause HSPO to incur substantial expenses to seek additional extension(s) and face increased risk to unwind and liquidate if it does not complete its initial business combination within the prescribed timeline;

●	PubCo may experience negative reactions from its investors;

●	HSPO and PubCo will have incurred substantial expenses and will be required to pay certain costs relating to the Transactions, whether or not the Transactions is consummated; and

●

since the Business Combination Agreement restricts the conduct of HSPO’s and PubCo’s businesses prior to completion of the Transactions, each of HSPO and PubCo may not have been able to take certain actions during the pendency of the Transactions that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the sections entitled “The Business Combination Agreement and Other Transaction Documents — The Business Combination Agreement — Covenants and Agreements of the Parties” of this proxy statement/prospectus for a description of the restrictive covenants applicable to HSPO and PubCo).

If the Business Combination Agreement is terminated and the Board seeks another merger or business combination, HSPO shareholders cannot be certain that HSPO will be able to find another acquisition target that would constitute a business combination or that such other merger or business combination will be completed. See the sections entitled “The Business Combination Agreement and Other Transaction Documents — The Business Combination Agreement — Termination” of this proxy statement prospectus for additional information.

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The listing of PubCo’s securities on Nasdaq will not benefit from the process undertaken in connection with an underwritten initial public offering.

Upon the Merger Closing, we intend to list the PubCo Ordinary Shares on Nasdaq under the symbol “SQEI.” Unlike an underwritten initial public offering of PubCo’s securities, the listing of PubCo’s securities as a result of the Transactions will not benefit from the following:

●	the book-building process undertaken by underwriters, which helps to inform efficient price discovery with respect to opening trades of newly listed securities;

●	underwriter support to help stabilize, maintain, or affect the public price of the securities immediately after listing; and

●

underwriter due diligence review of the offering and potential liability for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered, or for statements made by its securities analysts or other personnel.

The lack of such a process in connection with the listing of PubCo’s securities could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for PubCo’s securities during the period immediately following the listing than would typically be experienced in connection with an underwritten initial public offering.

There is no guarantee that a shareholder’s decision to continue to hold shares of PubCo Ordinary Shares following the Transactions will put the shareholder in a better future economic position than if they decided to redeem their HSPO Public Shares for a pro rata portion of the Trust Account, and vice versa.

HSPO and PubCo can give no assurance as to the price at which a shareholder may be able to sell its PubCo Ordinary Shares in the future following the completion of the Transactions or any alternative business combination. Certain events following the consummation of any initial business combination, including the Transactions, may cause an increase in HSPO’s share price, and may result in a lower value realized now than a shareholder of HSPO might realize in the future had the shareholder redeemed their shares. Similarly, if a shareholder does not redeem their shares, the shareholder will bear the risk of ownership of the HSPO Public Shares after the consummation of any initial Transactions, including the Transactions, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s own tax and/or financial advisor for assistance on how this may affect such shareholder’s individual situation.

If HSPO shareholders fail to comply with the redemption requirements specified in this proxy statement/ prospectus, they will not be entitled to redeem their HSPO Public Shares for a pro rata portion of the funds held in the Trust Account.

To exercise their redemption rights, holders of HSPO Public Shares are required to deliver their shares, either physically or electronically using Depository Trust Company’s DWAC System, to HSPO’s transfer agent prior to the vote at the Extraordinary Meeting. If a HSPO Public Shareholder fails to properly seek redemption as described in this proxy statement/prospectus and the Transactions is consummated, such holder will not be entitled to redeem these shares for a pro rata portion of funds deposited in the Trust Account. See the section entitled “Extraordinary Meeting of HSPO shareholders—Redemption Rights” for additional information on how to exercise your redemption rights.

Shareholders of HSPO who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline.

HSPO Public Shareholders who wish to redeem their shares for a pro rata portion of the Trust Account must, among other things, as fully described in the section entitled “Extraordinary Meeting of HSPO shareholders—Redemption Rights,” deliver their shares (either physically or electronically) to (or through DTC to Continental) prior to [__], 2024.

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If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the aggregate HSPO Public Shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the HSPO Public Shares.

A HSPO Public Shareholder, together with any of such HSPO Public Shareholder’s affiliates or any other person with whom such HSPO Public Shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate such Public Shareholder’s shares or, if part of such a group, the group’s shares, with respect to 15% or more of the aggregate HSPO Public Shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, HSPO will require each HSPO Public Shareholder seeking to exercise redemption rights to certify to HSPO whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to HSPO at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which HSPO makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over HSPO’s ability to consummate the Transactions and you could suffer a material loss on your investment in HSPO if you sell such excess shares in open market transactions. Additionally, HSPO Public Shareholders will not receive redemption distributions with respect to such excess shares if HSPO consummates the Transactions. As a result, you will continue to hold that number of shares aggregating to more than 15% of the HSPO Public Shares and, in order to dispose of such excess shares, would be required to sell your shares in open market transactions, potentially at a loss. While HSPO Public Shares have not exceeded the $[__] per-share redemption price, HSPO cannot assure you that the value of such excess shares will appreciate over time following the Transactions or that the market price of HSPO Ordinary Shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge HSPO’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, HSPO Public Shareholders’ ability to vote all of their shares (including such excess shares) for or against the Transactions is not restricted by this limitation on redemption.

HSPO Public Shareholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, HSPO Public Shareholders may be forced to sell their HSPO Public Shares and/or HSPO Warrants, potentially at a loss.

HSPO Public Shareholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: of (1) the completion of HSPO’s initial business combination, and then only in connection with those HSPO Ordinary Shares that such shareholders properly elected to redeem, subject to the limitations described herein, (2) the redemption of any HSPO Public Shares properly tendered in connection with a shareholder vote to amend the HSPO Charter (A) to modify the substance or timing of HSPO’s obligation to provide holders of HSPO Ordinary Shares the right to have their shares redeemed in connection with HSPO ’s initial business combination or to redeem 100% of HSPO Public Shares if HSPO does not complete its initial business combination within the prescribed timeline or (B) with respect to any other provision relating to the rights of holders of HSPO Ordinary Shares, and (3) the redemption of HSPO Public Shares if it has not consummated its business combination by the Final Redemption Date, subject to applicable law. In no other circumstances will a HSPO Public Shareholder have any right or interest of any kind in the Trust Account. Holders of the HSPO Warrants and HSPO Rights will not have any right to the proceeds held in the Trust Account with respect to the HSPO Warrants or HSPO Rights. Accordingly, to liquidate your investment, you may be forced to sell your HSPO Public Shares, HSPO Warrants, or HSPO Rights potentially at a loss.

If HSPO is deemed to be an investment company under the Investment Company Act, HSPO may be required to institute burdensome compliance requirements and HSPO’s activities may be restricted, which may make it difficult for HSPO to complete HSPO’s initial business combination.

If HSPO is deemed to be an investment company under the Investment Company Act, HSPO’s activities may be restricted, including:

●	restrictions on the nature of HSPO’s investments; and

●	restrictions on the issuance of securities; each of which may make it difficult for HSPO to complete HSPO’s initial business combination.

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In addition, HSPO may have imposed upon HSPO burdensome requirements, including:

●	registration as an investment company;

●	adoption of a specific form of corporate structure; and

●	reporting, record keeping, voting, proxy, and disclosure requirements and other rules and regulations.

Since the consummation of the HSPO IPO, the proceeds held in the Trust Account have been invested by the trustee in United States government treasury bills with a maturity of 185 days or less or in money market funds investing solely in United States Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act. Because the investment of the proceeds will be restricted to these instruments, HSPO believes HSPO will meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act. Nevertheless, it is possible that a claim could be made that HSPO has been operating as an unregistered investment company. If HSPO was deemed to be an investment company for purposes of the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which HSPO has not allotted funds and may hinder HSPO’s ability to complete the Transactions. HSPO might be forced to abandon its efforts to complete the Transactions and instead be required to liquidate. If HSPO is required to liquidate, its investors would not be able to realize the benefits of owning stock in a successor operating business, such as any appreciation in the value of the HSPO’s securities following such a transaction, HSPO Rights and HSPO Warrants would expire worthless and HSPO Public Shares would have no value apart from their pro rata entitlement to the funds then-remaining in the Trust Account.

The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, there is a greater risk that HSPO may be considered an unregistered investment company, in which case HSPO may be required to liquidate.

We may not be able to complete the Transactions if it is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (“CFIUS”), or ultimately prohibited.

CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved.

For example, investments that result in “control” of a “U.S. business” by a “foreign person” (in each case, as such terms are defined in 31 C.F.R. Part 800) that might be considered by CFIUS to be a covered transaction that CFIUS would have authority to review. Our directors and officers, and member of our Sponsor, are “foreign persons” as defined under the relevant regulations. Specifically:

●

HSPO’s Chairman, Chief Executive Officer and Chief Financial Officer, Mr. Mingyu (Michael) Li is a Chinese citizen, Mr. Angel Colon and Mr. Mark Singh, both independent directors, are [U.S. citizens], and the other independent director, Mr. Rodolfo Jose Gonzalez Caceres is in the citizen of Republic of Columbia. Such persons currently collectively hold 26.95% of HSPO’s issued and outstanding shares.

●

Our Sponsor, Horizon Space Acquisition I Sponsor Corp., a Cayman Islands exempted company limited by shares, currently holds 26.72% of HSPO’s issued and outstanding shares. Mr. Mingyu (Michael) Li, who is a Chinese citizen, is the sole director of the Sponsor and as such is deemed to have sole voting and investment discretion with respect to HSPO’s shares held by the Sponsor.

As a result, an aggregate of 2,096,750 HSPO Ordinary Shares, or 26.77% of HSPO’s outstanding shares are held indirectly by non-U.S. persons or persons with foreign citizenship. HSPO is therefore likely considered a “foreign person” under the regulations administered by CFIUS and will continue to be considered as such in the future for so long as the Sponsor has the ability to exercise control over HSPO for purposes of CFIUS’s regulations. Therefore, it could be subject to foreign ownership restrictions and/or CFIUS review if PubCo is considered to be engaged in a regulated industry or which may affect national security.

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Moreover, the scope of CFIUS review was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA’s implementing regulations, which became effective on February 13, 2020, expanded the scope of CFIUS’s jurisdiction to investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.” In addition, the implementing regulations also subjects certain categories of investments to mandatory filings. If PubCo’s business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the Transactions. CFIUS may decide to block or delay the Transactions, impose conditions to mitigate national security concerns with respect to the Transactions or order us to divest all or a portion of PubCo’s business without first obtaining CFIUS clearance.

As a result of, and upon the consummation of the Transactions, HSPO shall become a subsidiary of PubCo, and PubCo shall become a new public company owned by the prior holders of HSPO Ordinary Shares, the prior holders of HSPO Rights, the prior holders of HSPO Warrants, and the PubCo shareholders. PubCo is a holding company incorporated in the Cayman Islands. In addition, PubCo’s businesses are substantially based in China. As a result, we do not believe that the PubCo is a “U.S. business” under the CFIUS regulations, and, therefore, we do not expect the Transactions to result in “control” of a “U.S. business” by a “foreign person.” under the regulations administered by CFIUS. Additionally, we do not expect the business of HSPO to be deemed to have a nexus to “critical technologies,” “covered investment critical infrastructure,” and/or “sensitive personal data” under the regulations administered by CFIUS.  We also do not expect the indirect acquisition of interests in HSPO by PubCo shareholders to raise national security concerns under the CFIUS regulations or otherwise.

Notwithstanding the above, if our determination is not correct, or if the regulations change or are interpreted differently in the future, the Transactions may be subject to CFIUS review or review by another U.S. governmental entity and ultimately prohibited. Even if the Transactions is not prohibited, any review by CFIUS or another government entity may have outsized impacts on, among other things, the certainty, timing and feasibility of the Transactions, which would significantly limit or completely hinder our ability to complete the Transactions and force HSPO to liquidate and our warrants and rights to expire worthless, preventing the possibility of any price appreciation that may have occurred in our securities following the Transactions.

The process of government review, whether by the CFIUS or otherwise, could be lengthy and HSPO has limited time to complete the Transactions. If HSPO cannot complete the Transactions by December 27, 2024 (assuming full extension) because the review process drags on beyond such timeframe or because the Transactions is ultimately prohibited by CFIUS or another U.S. government entity, it may be required to liquidate. If HSPO liquidates, the HSPO Public Shareholders may only receive $[__] per share, and its HSPO Warrants and HSPO Rights will expire worthless. This will also cause you to lose the investment opportunity in PubCo or another target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

Changes in laws or regulations related to business combination transactions involving SPACs may materially adversely affect HSPO’s ability to negotiate and complete an initial business combination (including the proposed Transactions with PubCo).

HSPO is subject to laws and regulations enacted by national, regional, and local governments. In particular, HSPO will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly.

Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on HSPO’s business, investments, and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on HSPO’s business, including HSPO’s ability to negotiate and complete HSPO’s initial business combination and results of operations.

On March 30, 2022, the SEC issued proposed rules, which became effective on July 1, 2024, relating to, among other items, enhancing disclosures in business combination transactions involving SPACs and private operating companies, amending the financial statement requirements applicable to transactions involving shell companies, enhancing disclosures regarding projections in SEC filings in connection with proposed business combination transactions, increasing the potential liability of certain participants in proposed business combination transactions, and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940. These rules may materially adversely affect HSPO’s ability to (i) complete the Transactions with PubCo, or (ii) if HSPO does not complete the Transactions with PubCo, to engage financial and capital market advisors and negotiate and complete an alternative initial business combination, and, in each case, may increase the costs and time related thereto.

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A new 1% U.S. federal excise tax could be imposed on HSPO in connection with redemptions by HSPO of its shares in connection with a business combination or other shareholder vote pursuant to which shareholders would have a right to submit their shares for redemption (a “Redemption Event”).

On August 16, 2022, the Inflation Reduction Act of 2022 (“IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations.

The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of the excise tax. In this regard, on December 27, 2022, the Treasury and the Internal Revenue Service issued a notice announcing their intent to issue proposed regulations addressing the application of the excise tax, and describing certain rules on which taxpayers may rely prior to the issuance of such proposed regulations (the “Notice”).

Any redemption or other repurchase that occurs after December 31, 2022 in connection with a Redemption Event may be subject to the excise tax. Pursuant to the rules set forth in the Notice, however, redemptions in connection with a liquidation of HSPO are generally not subject to the excise tax. Whether and to what extent HSPO would be subject to the excise tax in connection with a Redemption Event would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Redemption Event, (ii) the structure of the business combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with the business combination (or otherwise issued not in connection with the Redemption Event but issued within the same taxable year of the business combination) and (iv) the content of regulations and other future guidance from the Treasury. In addition, because the excise tax would be payable by HSPO, and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined; however, HSPO will not use the funds held in the Trust Account or any additional amounts deposited into the Trust Account, as well as any interest earned thereon, to pay the excise tax, if any. The foregoing could cause a reduction in the cash available on hand to complete a business combination and in HSPO’s ability to complete a business combination.

Risks Related to PubCo and Ownership of PubCo’s Shares

Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to Squirrel, which will be PubCo following the consummation of the Transactions.

The price of PubCo securities may be volatile, and the value of PubCo securities may decline.

We cannot predict the prices at which our securities will trade. The price of our securities may not bear any relationship to the market price at which our securities will trade after the Transactions or to any other established criteria of the value of our business and prospects, and the market price of our securities following the Transactions may fluctuate substantially and may be lower than the price agreed by HSPO and Squirrel in connection with the Transactions. In addition, the trading price of our securities following the Transactions could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our securities as you might be unable to sell these securities at or above the price you paid in the Transactions. Factors that could cause fluctuations in the trading price of our securities include the following:

•	actual or anticipated fluctuations in our financial condition or results of operations;

•	variance in our financial performance from expectations of securities analysts;

•	changes in our projected operating and financial results;

•	changes in laws or regulations applicable to our business;

•	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

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•	sales of our securities by us, our shareholders or our warrant holders, as well as the anticipation of lockup releases;

•	significant breaches of, disruptions to or other incidents involving our information technology systems or those of our business partners;

•	our involvement in litigation;

•	conditions or developments affecting the brand marketing and strategy consulting and e-commerce industry in our major markets;

•	changes in senior management or key personnel;

•	the trading volume of our securities;

•	changes in the anticipated future size and growth rate of our markets;

•	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	general economic and market conditions; and

•	other events or factors, including those resulting from war, incidents of terrorism, global pandemics (such as COVID-19), currency fluctuations, natural disasters or responses to these events, including with respect to potential operational disruptions, labor disruptions, increased costs, and impacts to demand related thereto.

These broad market and industry fluctuations may adversely affect the market price of our securities, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our securities are low.

The sale of a significant number of the ordinary shares or other equity securities in the public market after the consummation of the Transactions, or the perception that such sales may occur, could materially and adversely affect the market price of the PubCo Ordinary Shares. These factors could also materially impair PubCo’s ability to raise capital through equity offerings in the future.

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The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an IPO and may create risks for our unaffiliated investors.

An IPO involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of proving that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of an IPO company’s business, financial condition and results of operations. Going public via a business combination with a special purpose acquisition company (“SPAC”), such as HSPO, does not involve any underwriters and may therefore result in less careful vetting of information that is presented to the public.

In addition, going public via a business combination with a SPAC does not involve a bookbuilding process as is the case in an IPO. In any IPO, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a business combination involving a SPAC, the value of the target company is established by means of negotiations between the target company and the SPAC. The process of establishing the value of a target company in a SPAC business combination may be less effective than an IPO bookbuilding process and also does not reflect events that may have occurred between the date of the business combination agreement and the closing of the transaction. In addition, while IPOs are frequently oversubscribed, resulting in additional potential demand for shares in the aftermarket following an IPO, there is no comparable process of generating investor demand in connection with a business combination between a target company and a SPAC, which may result in lower demand for PubCo’s securities after closing, which could in turn decrease liquidity and trading prices as well as increase trading volatility.

Warrants will become exercisable for PubCo Ordinary Shares, which will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Outstanding warrants of HSPO will be assumed by PubCo and converted into corresponding warrants to purchase an aggregate of 7,285,750 PubCo’s Ordinary Shares. Such warrants will become exercisable on the completion of this business combination. Each PubCo Warrant will entitle the holder thereof to purchase one PubCo Ordinary Share at a price of $11.50 per whole share, subject to adjustment. PubCo Warrants may be exercised only for a whole number of PubCo Ordinary Shares. To the extent such warrants are exercised, additional PubCo Ordinary Shares will be issued, which will result in dilution to the then-existing holders of PubCo Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of PubCo Ordinary Shares.

We may redeem your unexpired public PubCo Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your PubCo Warrants worthless.

After the Closing, we will have the ability to redeem outstanding public PubCo Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of PubCo Ordinary Shares equals or exceeds $16.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and there is an effective registration statement covering the issuance of PubCo.

Redemption of the outstanding PubCo Warrants could force you (i) to exercise your PubCo Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your PubCo Warrants at the then-current market price when you might otherwise wish to hold your PubCo Warrants, or (iii) to accept the nominal redemption price, which, at the time the outstanding PubCo Warrants are called for redemption, is likely to be substantially less than the market value of your PubCo Warrants.

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A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

Following the Transactions, the price of our securities may fluctuate significantly due to the market’s reaction to the Transactions and general market and economic conditions. A substantial amount of our shares will be subject to transfer restrictions following the Transactions. An active trading market for our securities following the Transactions may never develop or, if developed, may not be sustained. In addition, the price of our securities after the Transactions may vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if the combined company’s securities are not listed on Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on the Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If we do not meet the expectations of equity research analysts, if they do not publish research reports about our business or if they issue unfavourable commentary or downgrade our securities, the price of our securities could decline.

The trading market for our securities will rely in part on the research reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of equity research analysts and investors, the price of our securities could decline. Moreover, the price of our securities could decline if one or more equity research analysts downgrade our securities or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Our issuance of additional shares in connection with financings, acquisitions, investments or otherwise will dilute all other shareholders.

We expect to issue additional shares in the future that will result in dilution to all other shareholders. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional shares may cause shareholders to experience significant dilution of their ownership interests and the value of each PubCo Ordinary Share to decline.

We do not intend to pay dividends for the foreseeable future, and as a result, your ability to achieve a return on your investment will depend on appreciation in the price of PubCo Ordinary Shares.

We do not intend to pay any cash dividends in the foreseeable future, and any determination to pay dividends in the future will be at the discretion of our board of directors. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends from future earnings for the foreseeable future. In addition, our ability to pay dividends is limited by our indebtedness and may be limited by covenants of any future indebtedness we incur. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from the operating entities, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

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We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The combined company does not intend to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the combined company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the combined company’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Upon consummation of the Transactions, PubCo will be an “emerging growth company” as defined in the JOBS Act. PubCo will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Transactions, (b) in which PubCo has total annual gross revenue of at least $1.235 billion or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of PubCo’s prior second fiscal quarter, PubCo has been subject to Exchange Act reporting requirements for at least 12 calendar months; and filed at least one annual report, and (ii) the date on which PubCo issued more than $1.0 billion in non-convertible debt during the prior three-year period. PubCo intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that PubCo’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation. We cannot predict if investors will find PubCo’s securities less attractive if PubCo chooses to rely on these exemptions. If some investors find PubCo’s securities less attractive as a result, there may be a less active trading market for PubCo’s securities, and the price of PubCo’s securities may be more volatile.

We will be a foreign private issuer, and as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon the closing of the Transactions, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, among others, (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

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As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to Nasdaq rules for shareholder meeting quorums and shareholder approval requirements, among others. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, a majority of our assets are located in the U.S., or our business is administered principally in the U.S. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. A U.S.-listed public company that is not a foreign private issuer will incur significant additional legal, accounting and other expenses that a foreign private issuer will not incur.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel are not experienced in managing a public company and will be required to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our securities.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 20-F. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.”

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Our current internal controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could materially and adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of our internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines that we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our securities could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

The growth and expansion of our business places a continuous, significant strain on our operational and financial resources, and our internal controls and procedures may not be adequate to support our operations. As we continue to grow, we may not be able to successfully implement requisite improvements to these systems, controls and processes, such as system access and change. The growth and expansion of our business places a continuous, significant strain on our operational and financial resources. Further growth of our operations to support our customer base, our information technology systems and our internal controls and procedures may not be adequate to support our operations. As we continue to grow, we may not be able to successfully implement requisite improvements to these systems, controls and processes, such as system access and change management controls, in a timely or efficient manner. Our failure to improve our systems and processes, or their failure to operate in the intended manner, whether as a result of the growth of our business or otherwise, may result in our inability to accurately forecast our revenue and expenses, or to prevent certain losses. Moreover, the failure of our systems and processes could undermine our ability to provide accurate, timely and reliable reports on our financial and operating results and could impact the effectiveness of our internal control over financial reporting. In addition, our systems and processes may not prevent or detect all errors, omissions or fraud.

Squirrel has identified material weaknesses in its internal control over financial reporting. Following the consummation of the Transactions, in the event of any failure to maintain an effective system of disclosure controls and internal control over financial reporting, PubCo may not be able to accurately report its financial results or prevent fraud. As a result, holders of PubCo Ordinary Shares could lose confidence in PubCo’s financial and other public reporting, which is likely to negatively affect PubCo’s business and the market price of PubCo Ordinary Shares.

Prior to the Closing of the Transactions, Squirrel has been a private company with limited accounting personnel and other resources with which to address Squirrel’s internal controls and procedures. Squirrel’s management has not completed an assessment of the effectiveness of Squirrel’s internal control over financial reporting and Squirrel’s independent registered public accounting firm has not conducted an audit of Squirrel’s internal control over financial reporting.

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In connection with the audit of Squirrel’s financial statements as of and for the years ended September 30, 2022 and 2023, Squirrel and its independent registered public accounting firm identified material weaknesses in Squirrel’s internal controls over financial reporting, which it has a plan to further address. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) Squirrel’s lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in the application of U.S. GAAP and the SEC rules, and (ii) Squirrel’s lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and the SEC reporting requirements.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Squirrel plans to adopt measures to improve its internal controls over financial reporting, including, among others: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP and SEC reporting requirements, (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements, (iii) formulating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and (iv) establishing period end financial closing policies and procedures for preparation of financial statements. However, the implementation of these measures may not fully address these deficiencies in Squirrel’s internal control over financial reporting, and Squirrel cannot conclude that they have been fully remediated. Squirrel’s failure to correct these deficiencies or failure to discover and address any other deficiencies could result in inaccuracies in its financial statements and impair its ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder Squirrel’s ability to prevent fraud.

We do not intend to make any determinations on whether we or our non-U.S. subsidiaries are controlled foreign corporations for U.S. federal income tax purposes.

We do not intend to make any determinations on whether we or any of our subsidiaries are treated as “controlled foreign corporations” within the meaning of Section 957(a) of the Code (“CFCs”), or whether any U.S. Holder of PubCo Ordinary Shares is treated as a “United States shareholder” within the meaning of Section 951(b) of the Code with respect to any such CFC. We do not expect to furnish to any U.S. Holder of PubCo Ordinary Shares information that may be necessary to comply with applicable reporting and tax paying obligations with respect to CFCs. The IRS has provided limited guidance regarding the circumstances in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to CFCs. U.S. Holders of PubCo Ordinary Shares should consult their tax advisors regarding the potential application of these rules to their particular circumstances.

If we or any of our non-U.S. subsidiaries are characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. Holders (as defined below) may suffer adverse U.S. federal income tax consequences.

A non-U.S. corporation generally will be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. We do not believe we will be treated as a PFIC for the taxable year that includes the Merger; however, there can be no assurances in this regard or any assurances that we will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the Internal Revenue Service (the “IRS”) will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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Whether we or any of our non-U.S. subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our income and assets, our market value and the market value of our subsidiaries’ shares and assets. Changes in our composition, the composition of our income or the composition of any of our non-U.S. subsidiaries assets may cause us to be or become a PFIC for the current or subsequent taxable years. Whether we are treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If we are a PFIC for any taxable year, a U.S. Holder of our ordinary shares may be subject to adverse tax consequences and may incur certain information reporting obligations. U.S. Holders of our ordinary shares are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our securities may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm its business.

Subsequent to the consummation of the Transactions, we may be required to take write-downs or write-offs, or we may be subject to restructuring, impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.

Although HSPO has conducted due diligence on PubCo, this diligence may not surface all material issues that may be present with PubCo’s business. Factors outside of HSPO’s and outside of PubCo’s control may, at any time, arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in our reporting losses. Even if HSPO’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and therefore not have an immediate impact on our liquidity, the fact that our reports charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by PubCo or by virtue of us obtaining post-combination debt financing. Furthermore, charges of this nature may cause us to be unable to obtain future financing on favorable terms or at all. Accordingly, any holders who choose to retain their securities following the Transactions could suffer a reduction in the value of their securities. Such holders are unlikely to have a remedy for such reduction in value.

Nasdaq may not list PubCo’s securities on its exchange, which could limit investors’ ability to make transactions in PubCo’s securities and subject PubCo to additional trading restrictions.

In connection with the Transactions, in order to continue to maintain the listing of securities on Nasdaq, we will be required to demonstrate PubCo’s compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements. We will apply to have PubCo’s securities listed on Nasdaq upon consummation of the Transactions. We cannot assure you that we will be able to meet all initial listing requirements. Even if PubCo’s securities are listed on Nasdaq, PubCo may be unable to maintain the listing of its securities in the future.

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If PubCo fails to meet the initial listing requirements and Nasdaq does not list its securities on its exchange, PubCo would not be required to consummate the Transactions. In the event that PubCo elected to waive this condition, and the Transactions were consummated without PubCo’s securities being listed on Nasdaq or on another national securities exchange, PubCo could face significant material adverse consequences, including:

•	a limited availability of market quotations for PubCo’s securities;

•	reduced liquidity for PubCo’s securities;

•	a determination that PubCo’s shares is a “penny stock” which will require brokers trading in PubCo’s shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for PubCo’s securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If PubCo’s securities are not listed on Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

PubCo’s corporate actions that require shareholder approval will be substantially controlled by its controlling shareholder, Squirrel Holdings BVI, who will have significant influence over such matters, and their interests may not be aligned with the interest of other shareholders.

Immediately following the consummation of the Transactions, Squirrel Holdings BVI is expected to control up to 63.4% of PubCo’s total issued and outstanding share capital, assuming a no redemption scenario (up to 75.9% assuming a maximum 100% redemption scenario). For so long as Squirrel Holdings BVI continues to control shares representing a majority of PubCo’s aggregate voting power, it will generally be able to determine the outcome of all corporate actions requiring shareholder approval, and control or exert significant influence on the composition of the board of directors. Squirrel Holdings BVI’s interests may not be aligned with the interests of other shareholders of PubCo following the closing of the Transactions. We might be prevented from entering into transactions that could be beneficial to us without the consent of Squirrel Holdings BVI. This concentration of voting power may also discourage, delay or prevent a change in control of PubCo, which could deprive shareholders of an opportunity to receive a premium for the PubCo Ordinary Shares as part of a sale of PubCo and may significantly reduce the price of PubCo Ordinary Shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited as PubCo is incorporated under the law of the Cayman Islands. PubCo conducts substantially all of its operations, and a majority of its directors and executive officers reside, outside of the United States.

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PubCo is an exempted company limited by shares incorporated under the laws of the Cayman Islands, and following the Transactions, will conduct a portion of its operations through its subsidiary, Squirrel, outside the United States. Substantially all of PubCo’s assets are located outside of the United States. A majority of PubCo’s officers and directors following the consummation of the Transactions reside outside the United States and a portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against PubCo or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands could render you unable to enforce a judgment against PubCo’s assets or the assets of PubCo’s directors and officers.

In addition, PubCo’s corporate affairs will be governed by the Amended PubCo M&A, the Cayman Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of PubCo’s ordinary shareholders and the fiduciary duties of PubCo’s directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

Shareholders of Cayman Islands exempted companies like PubCo have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than the memorandum and articles of association, the registers of mortgages and charges, and copies of any special resolutions passed by the shareholders of such companies). The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the company (and where applicable the current alternate directors of the company) for inspection by any person upon payment of a fee by such person. PubCo’s directors will have discretion under the Amended PubCo M&A to determine whether or not, and under what conditions, PubCo’s corporate records may be inspected by its shareholders, but PubCo is not obliged to make them available to the shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder to motion or to solicit proxies from other shareholders in connection with a proxy contest. See “Description of PubCo Securities — Differences in Company Law — Inspection of Books and Records.”

Certain corporate governance practices in the Cayman Islands, which is PubCo’s home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent PubCo chooses to follow home country practice with respect to corporate governance matters, its shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Management of PubCo Following the Transactions — Foreign Private Issuer Status.”

As a result of all of the above, PubCo’s shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

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PubCo may be a “controlled company” within the meaning of the Nasdaq listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. If PubCo relies on these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Upon the closing of the Transactions, Squirrel Holdings BVI will, assuming a no redemption scenario, control approximately 63.4% of the aggregate voting power of PubCo’s issued and outstanding share capital (or 75.9% assuming a maximum redemption scenario), without taking into account of potential source of dilution. As a result, PubCo will be a “controlled company” within the meaning of applicable Nasdaq listing rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company.” For so long as PubCo remains a “controlled company,” it may elect not to comply with the following corporate governance requirements:

•	that a majority of the board of directors consists of independent directors;

•	that it has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	that it has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

Upon closing of the Transactions, PubCo expects to exempt from the requirements that a majority of the board of directors consists of independent directors. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.]

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands (the “ES Act”), that came into force on January 1, 2019, a “relevant entity” conducting a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is the PubCo. There are nine designated “relevant activities” under the ES Act, and for so long as PubCo is carrying on activities which fall within any of the designated relevant activities, it shall comply with all applicable requirements under the ES Act. If the only business activity that PubCo carries on is to hold equity participation in other entities and only earns dividends and capital gains, then based on the current interpretation of the ES Act, PubCo is a “pure equity holding company” and will therefore only be subject to the minimum substance requirements, which require us to (i) comply with the all applicable requirements under the Cayman Companies Act and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that PubCo will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on PubCo’s business and operations.

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EXTRAORDINARY GENERAL MEETING OF HSPO SHAREHOLDERS

General

HSPO is furnishing this proxy statement/prospectus to HSPO Shareholders as part of the solicitation of proxies by HSPO Board for use at the Extraordinary General Meeting of HSPO Shareholders to be held on [__], and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to HSPO Shareholders on or about [__], 2024 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides HSPO Shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Extraordinary General Meeting.

Date, Time and Place

The Extraordinary General Meeting of shareholders shall be held on [__], 2024, at [__] a.m., Eastern Time, at the offices of Robinson & Cole LLP located at 666 Third Avenue, 20th Floor, New York, NY 10017, and virtually via teleconference using the dial-in information: [__] (Access Code: [__]), or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned.

Purpose of HSPO Extraordinary General Meeting

At the Extraordinary General Meeting, HSPO is asking holders of HSPO Ordinary Shares to:

•	consider and vote upon the Business Combination Proposal;

•	consider and vote upon the Merger Proposal;

•	consider and vote upon the Amended M&A Proposal;

•	consider and vote upon the Authorized Share Capital Amendment Proposal;

•	consider and vote upon the Change of Director Proposal;

•	consider and vote upon the Name Change Proposal; and

•	if presented, consider and vote upon the Adjournment Proposal.

Under the Business Combination Agreement, the approval of the Business Combination Proposal and the Merger Proposal by the requisite vote of HSPO Shareholders is a condition to the consummation of the Transactions. Each of the Proposals (except the Adjournment Proposal) is cross-conditioned on the approval of each other.

Recommendation of HSPO Board of Directors: FOR each of the Business Combination Proposal, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal, the Name Change Proposal and the Adjournment Proposal

After careful consideration, upon the recommendations and approval of the Special Committee, the HSPO Board has unanimously determined that the Business Combination Proposal and the Merger Proposal are fair to and in the best interests of HSPO and HSPO Public Shareholders; has unanimously approved the Business Combination Proposal, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal, the Name Change Proposal; unanimously recommends that shareholders vote “FOR” the Business Combination Proposal; unanimously recommends that shareholders vote “FOR” the Merger Proposal; unanimously recommends that shareholders vote “FOR” the Amended M&A Proposal, unanimously recommends that shareholders vote “FOR” the Authorized Share Capital Amendment Proposal, unanimously recommends that shareholders vote “FOR” the Change of Director Proposal, unanimously recommends that shareholders vote “FOR” the Name Change Proposal and unanimously recommends that shareholders vote “FOR” the Adjournment Proposal if it is presented to the meeting.

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The existence of financial and personal interests of one or more of HSPO’s directors results in conflicts of interest on the part of such director(s) between what he, she or they may believe is in the best interests of HSPO and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, HSPO’s Sponsor, officers have interests in the Transactions that may conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of HSPO’s Sponsor, Directors and Officers and Others in the Transactions” for a further discussion of these considerations.

Record Date; Outstanding Shares; Shareholders Entitled to Vote

HSPO has fixed the close of business on [__], 2024, as the “Record Date” for determining HSPO Shareholders entitled to notice of and to attend and vote at the Extraordinary General Meeting. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. HSPO Units, HSPO Warrants and HSPO Rights do not have voting rights. As of the close of business on the Record Date, there were [__] HSPO Ordinary Shares issued and outstanding and entitled to vote. Each HSPO Ordinary Share is entitled to one vote per share at the Extraordinary General Meeting.

Quorum

The presence (which would include presence at the virtual Extraordinary General Meeting), in person or by proxy, or if a corporation or other non-natural person by its duly authorized representative or proxy, of the one or more shareholders who together hold not less than one-third of the issued and outstanding HSPO Ordinary Shares entitled to attend and vote at the relevant meeting constitutes a quorum at the Extraordinary General Meeting. As of the Record Date for the Extraordinary General Meeting, [__] HSPO Ordinary Shares would be required to achieve a quorum.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to HSPO but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction.

Vote Required

The approval of each of the Business Combination Proposal, Authorized Share Capital Amendment Proposal and the Change of Director Proposal requires the affirmative vote of at least a simple majority of the votes cast by the holders of the issued and outstanding HSPO Ordinary Shares, voting as a single class, who are present in person (including virtual presence) or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting. The approval of each of the Merger Proposal, the Amended M&A Proposal and the Name Change Proposal requires the affirmative vote of at least two-thirds of the votes cast by the holders of the issued and outstanding HSPO Ordinary Shares, voting as a single class, who are present in person (including virtual presence) or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.

Each of the Proposals (except the Adjournment Proposal) is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other Proposal set forth in this proxy statement/prospectus.

The approval of the Adjournment Proposal if presented will require the consent of the meeting, which means a simple majority of the votes which are cast by those shareholders of HSPO who are present, in person or by proxy, and entitled to vote thereupon at the Extraordinary General Meeting.

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Voting Your Shares

Each share of HSPO Ordinary Shares that you own in your name entitles you to one vote. Your proxy card shows the number of shares of HSPO Ordinary Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your HSPO Ordinary Shares at the Extraordinary General Meeting:

•	You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the HSPO Board “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Amended M&A Proposal, “FOR” the Authorized Share Capital Amendment Proposal, “FOR” the Change of Director Proposal, “FOR” the Name Change Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the Extraordinary General Meeting. Votes received after a matter has been voted upon at the Extraordinary General Meeting will not be counted; or

•	You can attend the Extraordinary General Meeting virtually and vote electronically.

Beneficial shareholders who wish to attend the Extraordinary General Meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mailing a copy (a legible photograph is sufficient) of their legal proxy to [proxy agent] at [email].

Beneficial shareholders who email a valid legal proxy shall be issued a meeting control number that shall allow them to register to attend and participate in the Extraordinary General Meeting. After contacting our transfer agent, a beneficial holder shall receive an email prior to the meeting with a link and instructions for entering the Extraordinary General Meeting. Beneficial shareholders should contact our transfer agent at least five business days prior to the meeting date.

Revoking Your Proxy

If you are a shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date; or

•	you may notify HSPO, in writing, before the Extraordinary General Meeting that you have revoked your proxy. (If you do so, you may attend the Extraordinary General Meeting virtually and vote via electronic communication, as indicated above.)

Who Can Answer Your Questions About Voting Your Shares

If you are a HSPO shareholder and have any questions about how to vote or direct a vote in respect of your HSPO shares, you may call [__], HSPO’s proxy solicitor, at [__], or banks and brokers can call [__], or by email at [__].

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Redemption Rights

HSPO Public Shareholders may seek to have their shares redeemed for cash, regardless of whether they vote or, if they do vote, irrespective of whether they vote for or against the Business Combination Proposal or the Merger Proposal. Any HSPO Public Shareholder may demand that HSPO redeem such shares for a per-share price, payable in cash, equal to the pro rata portion of the amount on deposit in the trust account (which was $[__] per share as of [__], 2024, the Record Date), calculated as of two business days prior to the anticipated consummation of the Transactions, including interest earned on the funds held in the trust account and not previously released to HSPO to pay our taxes (less up to $100,000 of interest to pay dissolution expenses). If a HSPO Public Shareholder properly seeks redemption as described in this section and the Transactions are consummated, HSPO shall redeem these shares for a pro rata portion of funds deposited in the trust account and the holder shall no longer own these shares. A HSPO Public Shareholder, together with any affiliate of such holder and any person with whom such holder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act) may not seek to have more than 15% of the aggregate HSPO public shares redeemed without the consent of HSPO.

The HSPO Insiders shall not have redemption rights with respect to any HSPO Ordinary Shares owned by them, directly or indirectly. Network 1 and/or its designee does not have redemption rights with respect to the Representative Shares held by it.

HSPO Public Shareholders who seek to have their HSPO Public Shares redeemed are required to (A) submit a redemption request in writing to Continental, HSPO’s transfer agent, in which they (i) request that HSPO redeem all or a portion of their HSPO public shares for cash and (ii) identify themselves as the beneficial holders of the shares and provide their legal name, phone number and address, and (B) deliver their public shares, either physically or electronically using DTC’s DWAC System, to HSPO’s transfer agent no later than 5:00 p.m. Eastern time on [__] (two business days prior to the Extraordinary General Meeting). If you hold the shares in street name, you shall have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures shall not be converted into cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent shall typically charge the tendering broker $100.00 and it would be up to the broker whether or not to pass this cost on to the converting shareholder. In the event the proposed Transactions are not consummated, this may result in an additional cost to shareholders for the return of their shares.

Any request to have HSPO public shares redeemed, once made by a HSPO Public Shareholder, may be withdrawn at any time up to the vote on the Business Combination Proposal and the Merger Proposal, but only with the consent of the Board of Directors of HSPO. If a HSPO Public Shareholder delivers its public shares for redemption and later decides prior to the Extraordinary General Meeting not to elect redemption, such holder may request that HSPO consent to the return of such shares to such holder. Such a request must be made by contacting Continental, HSPO ’s transfer agent, at the phone number or address set out elsewhere in this proxy statement/prospectus.

If the Transactions are not approved or completed for any reason, then HSPO Public Shareholders who elected to exercise their redemption rights shall not be entitled to have their public shares redeemed for or upon electing to redeem their public shares in connection with a subsequent initial business combination which is consummated. HSPO shall thereafter promptly return any shares delivered by HSPO Public Shareholders. In such case, HSPO Public Shareholders may only share in the assets of the trust account upon the liquidation of HSPO. This may result in HSPO Public Shareholders receiving less than they would have received if the Transactions were completed and they had exercised redemption rights in connection therewith due to potential claims of creditors.

The closing price of HSPO Ordinary Shares on the Record Date was $[__]. The cash held in the Trust Account on such date was approximately $[__] million (approximately $[__] per public share). Prior to exercising redemption rights, HSPO Public Shareholders should verify the market price of HSPO Ordinary Shares as they may receive higher proceeds from the sale of their HSPO Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. HSPO cannot assure its shareholders that they shall be able to sell their HSPO Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

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Appraisal or Dissenters’ Rights

HSPO Shareholders may be entitled to give notice to HSPO prior to the Extraordinary General Meeting that they wish to dissent to the Merger and to receive payment of fair market value for his or her shares if they follow the procedures set out in the Cayman Companies Act, noting that any such dissention rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Companies Act which states that no such dissention rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. It is HSPO’s view that such fair market value would equal the amount which shareholders would obtain if they exercised their redemption rights as described herein.

Proxy Solicitation Costs

HSPO is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. HSPO and its directors, officers and employees may also solicit proxies in person by telephone or by other electronic means. HSPO shall bear the cost of the solicitation.

HSPO has hired [__] to assist in the proxy solicitation process. HSPO shall pay [__] a fixed fee of $[__], plus disbursements. Such fee shall be paid with non-trust account funds. HSPO shall pay the cost of soliciting proxies for the Extraordinary General Meeting.

HSPO shall ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions, and shall reimburse such parties for their expenses in forwarding soliciting materials to beneficial owners of HSPO shares and in obtaining voting instructions from those owners.

HSPO’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

THE BUSINESS COMBINATION AGREEMENT AND OTHER TRANSACTION DOCUMENTS

The Business Combination Agreement

On September 16, 2024, HSPO entered into Business Combination Agreement with HoldCo, PubCo and Merger Sub. Pursuant to the Business Combination Agreement, among other things, (a) HoldCo will merge with and into Squirrel Cayman in accordance with the Cayman Companies Act, whereupon the separate existence of HoldCo will cease, and PubCo will be the surviving company, and (b) at least one (1) business day after the Reorganization Closing, Merger Sub will merge with and into HSPO in accordance with the Cayman Companies Act, whereupon the separate existence of Merger Sub will cease, and HSPO will be the surviving company.

As a result of the Reorganization and the Merger, among other things, (a) all of the issued and outstanding securities of HoldCo immediately prior to the Reorganization Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive a certain number of securities of PubCo as described below, and (b) all of the issued and outstanding securities of HSPO immediately prior to the Merger Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of PubCo, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Cayman Companies Act and other applicable laws. The Reorganization, the Merger and each of the other transactions contemplated by the Business Combination Agreement or any of the other relevant transactional documents are collectively referred to as the “Transactions.”

Pursuant to the Business Combination Agreement, each HoldCo Ordinary Share issued and outstanding immediately prior to the Reorganization Effective Time, subject to certain exceptions, shall be cancelled and automatically converted into the right to receive, without interest, such number of the newly PubCo Ordinary Shares that is equal to a ratio equal to a fraction: (A) the numerator of which is $200,000,000 divided by $10.00 per share, and (B) the denominator of which is the total number of HoldCo Ordinary Shares issued and outstanding immediately prior to the Reorganization Effective Time.

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Representation and Warranties

Under the Business Combination Agreement, Group Companies, on the one hand, and HSPO, on the other hand, each made representations and warranties to each other, including without limitation as to such parties’ organization and standing, due authorization, legal compliance, capitalization and subsidiaries, financial conditions, absence of certain changes, related party transactions, real property, tax matters, contracts, litigation and proceedings, governmental authorities and consents, insurance, legal requirements and permits, brokers’ fee, solvency, Investment Company Act matters, absence of certain payments, independent investigation and certain other matters; and in the case of each of the Group Companies, its intellectual property, employee benefits, environmental matters, employment matters, privacy and cybersecurity, information provided in the registration statement, vendors, government contracts, and certain other matters, and in the case of HSPO, its disclosure and listing compliance as a public company, trust account and certain other matters.

Covenants and Agreements of the Parties

The Business Combination Agreement also contains covenants of the parties regarding their conduct during the period between the signing of the Business Combination Agreement and the Merger Closing or the termination of the Business Combination Agreement, including covenants regarding, among other things, (i) preparation of registration statement including the proxy statement contained therein to be filed with the SEC, (ii) reasonable best efforts to obtain regulatory approvals required by relevant laws and regulations to consummate the Transactions, (iii) HSPO, through the board of directors of HSPO, recommending HSPO’s shareholders vote in favor of the Transactions, (iv) holding shareholder meeting and obtaining HSPO’s shareholder approvals for the Transactions, (v) with respect to HSPO, using reasonable efforts to maintain listing on Nasdaq, and, with respect to PubCo, using reasonable efforts to apply for a new listing of PubCo Ordinary Shares on Nasdaq, (vi) soliciting written shareholders consent and obtaining approvals from HoldCo shareholders for the Transactions, (vii) waiver of any claims by each of Group Companies against the trust account of HSPO (including any distributions therefrom), (viii) transfer tax and tax treatment matters, (ix) officers and directors of PubCo after the Merger Closing, (x) HSR Act and certain other regulatory approvals, (xi) using commercially reasonable efforts to obtain transaction financings up to $50,000,000, (xii) compliance with relevant filing requirements by China Securities Regulatory Commission, or CSRC.

The Business Combination Agreement also includes certain covenants on HSPO requiring HSPO to, among other things, (i) operation of its respective businesses in the ordinary course of business, (ii) the provision of access to its books and records, (iii) confidentiality, (iv) using commercially reasonable efforts to consummate the Transactions, (v) exclusive business combination with Group Companies, and (vi) notification to HoldCo upon the occurrence of certain matters.

Each of HoldCo, PubCo and Merger Sub also agrees to, among others, (i) operation of businesses in the ordinary course of business by Group Companies, (ii) the provision of access to their books and records, (iii) confidentiality, (iv) exclusive business combination with HSPO, (v) notification to HSPO upon the occurrence of certain matters, (vi) using commercially reasonable efforts to consummate the Transactions, and (vii) using commercially reasonable efforts to support the extension of HSPO’s timeline to complete its initial business combination.

Conditions to Consummation of the Transactions

Consummation of the Transactions is subject to the satisfaction or waiver by the respective parties of a number of conditions, including the approval of the Business Combination Agreement and the Transactions by HSPO’s shareholders.

Other conditions to each party’s obligations include, among other things:, which, if permitted by applicable Law, might be waived by HSPO, HoldCo, PubCo and Merger Sub in writing, (i) the effectiveness of the Proxy/Registration Statement and Form 8-A, (ii) all relevant regulatory approvals necessary to consummate the Transactions having been obtained, (iii) the Business Combination Agreement and the Transactions having been approved by the shareholders of HSPO, (iv) the Business Combination Agreement and the Transactions having been approved by the shareholders of HoldCo, (v) no order, injunction, judgment, decree, ruling, writ, assessment or arbitration award having been enacted or promulgated enjoining or prohibiting the consummation of the Transactions; (vi) PubCo’s application as a foreign private issuer, PubCo’s listing application and listing applicable of PubCo Ordinary Shares to be issued in connection with the Transactions having been approved by Nasdaq, subject only to official notice of issuance thereof, and (vii) fully execution and delivery of the relevant documents related to the Business Combination Agreement and the Transactions.

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Other conditions to the obligations of each of HoldCo, PubCo and Merger Sub, include, among other things, receipt of the copies of the executed Lock-Up Agreement by the Sponsor (as defined below), which may be waived, if permitted by applicable Law, by HoldCo, PubCo and Merger Sub in writing.

Other conditions to HSPO’s obligations include, among other things, receipt of the copies of the executed employment agreements between PubCo and each of its executive officers effective immediately at the Merger Closing, the executed Registration Rights Agreement, and the executed Lock-Up Agreement by certain shareholders of HoldCo, and receipt of the copy of the opinion letter from the PRC counsel of Group Companies provided in connection with the CSRC filing regarding the Business Combination Agreement, the related agreements and the transactions contemplated thereunder, which may be waived, if permitted by applicable Law, by HSPO.

Termination

The Business Combination Agreement may be terminated by HSPO or HoldCo under certain circumstances, including, among other things, (i) by mutual written consent of HoldCo and HSPO, (ii) by HoldCo upon certain breach of the representation, warranty, covenant or agreement as set forth in the Business Combination Agreement by HSPO and failure to cure such breach within a certain period, (iii) by HSPO upon certain breach of the representation, warranty, covenant or agreement as set forth in the Business Combination Agreement by Group Companies and failure to cure such breach within a certain period, (iv) by either HoldCo or HSPO, if any laws or governmental order makes the Transactions illegal or which otherwise prevents or prohibits consummation of the Transactions, or (v) HoldCo if the board of directors of HSPO withdraws the recommendation to the shareholders of HSPO in favor of the Transactions, or that HSPO fails to obtain the required vote at a shareholder meeting duly convened therefor or at any adjournment or postponement thereof.

Governing Law and Dispute Resolution

The Business Combination Agreement is governed by the laws of State of New York without giving effect to principles or rules of conflicts of law that would result in the application of the substantive law of another jurisdiction. All claims arising out of or related to the Business Combination Agreement or the Transactions shall be irrevocably and unconditionally submitted to the exclusive jurisdiction of the federal courts of the State of New York sitting in New York, New York (or any appellate courts thereof).

Related Agreements and Documents

 Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, on September 16, 2024, the Sponsor entered into a Sponsor Support Agreement  with HSPO, HoldCo and PubCo, pursuant to which the Sponsor agreed to, among other things, (i) to vote all the HSPO Ordinary Shares it holds in favor of each of the shareholder proposals in connection with the Transactions, (ii) waive its redemption rights with respects to Sponsor Subject Shares, and (iii) not to transfer any Sponsor Subject Shares it holds prior to the earlier of the termination of the Business Combination Agreement or the consummation of the Transactions subject to certain exceptions. The Sponsor has further agreed to enter into the Lock-Up Agreement with Parent immediately prior to the Merger Effective Time.

Shareholder Support Agreement

In connection with the execution of the Business Combination Agreement, on September 16, 2024, HSPO, PubCo, HoldCo, Squirrel Holdings BVI, the controlling shareholder of HoldCo, entered into Shareholder Support Agreement, pursuant to which Squirrel Holdings BVI agreed to, among other things, (i) not to transfer any Shareholder Subject Shares, as applicable, until the Merger Closing without the written consent of other parties thereto subject to certain exceptions, (ii) to vote all the Shareholder Subject Shares in favor of proposals in connection with the Transactions, and (iii) to vote all the Shareholder Subject Shares against the proposals in connection with other alternative business combinations other than the Transactions with HSPO.

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Form of Shareholder Lock-up Agreement

Prior to the Merger Effective Time, Parent, the Sponsor and Squirrel Holdings BVI will enter into Shareholder Lock-Up Agreement, pursuant to which each of the Sponsor and Squirrel Holdings BVI will agree not to, among other things, transfer any Lock-up Shares during the Lock-up Period.

The “Lock-up Shares” means, with respect to Squirrel Holdings BVI, PubCo Ordinary Share Squirrel Holdings BVI holds immediately after the Merger Closing, and with respect to the Sponsor, PubCo Ordinary Share issuable to the Sponsor and/or its assignees in exchange of the Founder Shares the Sponsor holds upon the Merger Closing.

The “Lock-up Period” means with respect to 50% of the Lock-up Shares, the period commencing on Merger Closing Date and ending on the date that is the earlier to occur of (A) six months after the Merger Closing Date, or (B) the date on which the closing price of each PubCo Ordinary Share equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Merger Closing Date, and with respect to the remaining 50% of the Lock-up Shares the period commencing on the Merger Closing Date and ending on the date that is six months after the Merger Closing Date.

Form of Registration Rights Agreement

The Business Combination Agreement contemplates that, prior to the Merger Effective Time, PubCo, the Sponsor, and certain other parties thereto will enter into the Registration Rights Agreement, pursuant to which PubCo will grant certain registration rights with respect to PubCo  securities held by such holders following the Merger Closing.

Form of Warrant Assumption Agreement

The Business Combination Agreement contemplates that, immediately prior to or upon the Merger Effective Time, PubCo, HSPO and Continental, as the warrant agent, will enter into the Warrant Assumption Agreement, which amends that certain Existing Warrant Agreement, dated as of December 21, 2022, by and between HSPO and the Warrant Agent, pursuant to which (a) HSPO will assign to PubCo, and PubCo will assume, all of HSPO’s right, title and interest in and to the Existing Warrant Agreement, and (b) each whole HSPO warrant shall be modified to no longer entitle the holder to purchase HSPO Ordinary Shares and instead acquire an equal number of PubCo Ordinary Shares per HSPO warrant, subject to adjustment as described therein.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

General

HSPO Shareholders are being asked to (a) adopt and approve the entry into and execution of the Business Combination Agreement and other Transaction Documents, and (b) approve the Transactions.

HSPO Shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. See “The Business Combination Agreement and Other Transaction Documents” above, for additional information and a summary of certain terms of the Business Combination Agreement and other relevant agreements and documents. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Under the Business Combination Agreement, the approval of the Business Combination Proposal and the Merger Proposal by the requisite vote of HSPO Shareholders is a condition to the consummation of the Transactions. The approval of the Business Combination Proposal requires affirmative vote of at least a simple majority of the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence) or, where proxies are allowed, by proxy and entitled to vote thereon at the Extraordinary General Meeting. Each of the Business Combination Proposal, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal, the Name Change Proposal is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposals set forth in this proxy statement/prospectus.

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Organizational Structure

The following diagram illustrates in simplified terms the structure of each of HSPO and Squirrel immediately prior to the consummation of the Transactions.

Angxiong Zhao
Wenbo Huang
Ying Ye
Yanshen Lu
100%
100%
100%
100%
Asian Panda Company Limited (British Virgin Islands)
War House Company Limited (British Virgin Islands)
Ninety-nine Profit Company Limited (British Virgin Islands)
Howz Company Limited (British Virgin Islands)
Yiming Ma
Yi Richard Huang
64.09%
19.88%
14.92%
1.11%
Squirrel Enlivened Holdings Co., Ltd (British Virgin Islands)
4.80%
4.70%
90.5%
Squirrel Enlivened Technology Co., Ltd (Cayman Islands)
100%
Squirrel Enlivened International Co., Ltd (Cayman Islands) (whose securities investors will be purchasing)
HSPO Public Shareholders
HSPO Initial Shareholders
70.50%
29.50%
100%
100%
Squirrel Enlivened (Hong Kong) Technology Limited (Hong Kong)
Squirrel Enlivened Overseas Co., Ltd (Cayman Islands) (“Merger Sub”)
Merge with and into
Horizon Space Acquisition I Corp.
Offshore
Onshore
100%
Squirrel Enlivened (Shenzhen) Technology Co., Ltd.
100%
Squirrel Enlivened (Beijing) Technology Co., Ltd.
97%
Shenzhen Squirrel Enlivened Media Group Co., Ltd. (Primary PRC operating entity)
2.01%
Angxiong Zhao
0.54%
Wenbo Huang
0.40%
Ying Ye
0.02%
Yanshen Lu
100%
100%
60%
100%
Shenzhen Manfendinglv Marketing Co., Ltd.
Hangzhou Manfendinglv Marketing Co., Ltd.
Shenzhen Squirrel Data Media Co., Ltd.
Shenzhen Squirrel Enlivened Media Group Co., Ltd. Hangzhou Branch

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The following diagram illustrates in simplified terms the expected structure immediately after the consummation of the Transactions, assuming maximum redemption (subject to the $5,000,001 minimum net tangible assets requirement set forth in the HSPO Existing Charter) and without dilution.

Angxiong Zhao
Wenbo Huang
Ying Ye
Yanshen Lu
100%
100%
100%
100%
Asian Panda Company Limited (British Virgin Islands)
War House Company Limited (British Virgin Islands)
Ninety-nine Profit Company Limited (British Virgin Islands)
Howz Company Limited (British Virgin Islands)
64.09%
19.88%
14.92%
1.11%
HSPO Public Shareholders
HSPO Insiders
Squirrel Enlivened Holdings Co., Ltd (British Virgin Islands)
Yiming Ma
Yi Richard Huang
Network 1 (Representative Shares)
6.4%
9.0%
75.9%
4.0%
3.9%
0.8%
Squirrel Enlivened International Co., Ltd (Cayman Islands) (whose securities investors will be purchasing)
100%
100%
Squirrel Enlivened (Hong Kong) Technology Limited
Squirrel Enlivened Global Co., Ltd (Cayman Islands)
Offshore
Onshore
100%
Squirrel Enlivened (Shenzhen) Technology Co., Ltd.
100%
Squirrel Enlivened (Beijing) Technology Co., Ltd.
97%
Shenzhen Squirrel Enlivened Media Group Co., Ltd. (Primary PRC operating entity)
Angxiong Zhao
2.01%
Wenbo Huang
0.54%
Ying Ye
0.40%
Yanshen Lu
0.02%
100%
100%
60%
100%
Shenzhen Manfendinglv Marketing Co., Ltd.
Hangzhou Manfendinglv Marketing Co., Ltd.
Shenzhen Squirrel Data Media Co., Ltd.
Shenzhen Squirrel Enlivened Media Group Co., Ltd. Hangzhou Branch

Corporate Governance Documents of PubCo Following the Transactions

Pursuant to the Business Combination Agreement, immediately prior to the Merger Closing, PubCo’s memorandum and articles of association shall be amended. See “Description of PubCo Securities,” for a description of the amended and restated memorandum and articles of association of the PubCo (“Amended PubCo M&A”) and “Comparison of Corporate Governance and Shareholder Rights” for a comparison to the provisions of HSPO’s organizational documents.

Stock Exchange Listing of PubCo Ordinary Shares

PubCo will apply for, and shall use reasonable best efforts to cause, the PubCo Ordinary Shares to be issued in connection with the Transactions to be approved for listing on the Nasdaq and accepted for clearance by DTC.

Delisting and Deregistration of HSPO Ordinary Shares

If the Transactions are completed, HSPO Ordinary Shares, HSPO Units, HSPO Warrants and HSPO Rights shall be delisted from Nasdaq and shall be deregistered under the Exchange Act.

Headquarters

After completion of the transactions contemplated by the Business Combination Agreement, the corporate headquarters and principal executive office of PubCo will be located at Room A, Floor 34, Baishida Mansion, No. 2 Taining Road, Luohu District, Shenzhen, Guangdong Province, China.

Background of the Transactions

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Target Search

After the consummation of the HSPO IPO, HSPO’s management began their search for a suitable target for a business combination. In addition, they were contacted by a number of individuals and entities with respect to potential business combination opportunities.

As HSPO did not focus its search for a target business in any particular industry or geographic location, HSPO was seeking a business combination with an operating company in any industry, sector or region. HSPO viewed and evaluated potential acquisition targets based on the same criteria discussed below and used in evaluating the business combination. These criteria included, without limitation, companies that (i) either have grown into a position to generate cash or are already cash-generative, (ii) are close to an anticipated inflection point or with the ability to achieve improved profitability performance through an acquisition designed to help facilitate growth, and (iii) would benefit from, and effectively utilize access to, broader sources of capital and the public profile associated with being a publicly traded company. HSPO sought potential targets which it believed to have growth potential and profitable returns over a long period of time.

Below are the target candidates that HSPO management had substantial discussions with before HSPO entered into the letter of intent with Shenzhen Squirrel.

Candidate One: On December 30, 2022, the financial advisor of Candidate One reached out to HSPO. Candidate One is an augmented reality (AR) and artificial intelligence (AI) display and wearable devices solutions provider based in Taiwan. On January 6, 2023, Mr. Mingyu (Michael) Li (“Michael”) from HSPO attended the first meeting virtually with the representatives of Candidate One, including its Chief Executive Officer, its financial advisor and other representatives. At the meeting, the Chief Executive Officer of Candidate One introduced the general information of the company, including its business model, equity structure, historic financing and business plan. Michael discussed with Candidate One about, including but not limited to, its customer types and geography, management team members and auditing status. On January 9, 2023, the parties entered into a non-disclosure agreement to further discuss the potential business combination. On January 19, 2023, Michael, the CEO and other representatives of Candidate One held another virtual meeting, where parties talked about Candidate One’s revenue in 2022, its orders in 2023 and the current product orders. Following this meeting, Candidate One granted HSPO access to its virtual data room to review its corporate documents including some sales agreements. After reviewing the documents provided by Candidate One, the management of HSPO decided not to proceed the business combination with Candidate One with concerns of its order instability and uncertainty.

Candidate Two: On January 3, 2023, the legal counsel of Candidate Two contacted Michael. Candidate Two is an information technology company providing SaaS (software as a service) system services for restaurants in China. The first meeting was held virtually on February 9, 2023, attended by Michael from HSPO, the legal counsel of and the members from Candidate Two, including its Chief Financial Officer. At the meeting, Michael first introduced HSPO briefly, and Candidate Two introduced its business, financial conditions, market share, as well as its expansion plan and business prospects. On February 26, 2023, Michael, together with the legal counsel of Candidate Two, met the CEO and VP from Candidate Two in person in Beijing, China, where Candidate Two provided more information about its business and operations. On March 7, 2023, the parties entered into a non-disclosure agreement. On March 15, 2023, Candidate Two granted HSPO access to its virtual data room, providing its corporate history, share and organization structure, unaudited financial statements, performance forecast and management profile.  On March 19, 2023, Michael attended the virtual meeting with the legal counsel, the principal shareholders and other members of Candidate Two and provided more information about HSPO. Given the complicated shareholder structure of Candidate Two and the expected longer communication and negotiation period arising from such structure, the management of HSPO decided not to move forward with the Candidate Two.

Candidate Three: On February 1, 2023, the auditor of Candidate Three introduced Candidate Three to HSPO. Candidate Three is engaged in cell diagnosis and treatment solutions, research and development in exosomes and nutritional products in Taiwan. After the parties entered into a non-disclosure agreement on February 8, 2023, Michael attended a virtual meeting and met the Chief Executive Officer, the Chief Financial Officer and other members from Candidate Three on February 15, 2023. At the meeting, the Chief Executive Officer of Candidate Three provided a presentation to HPSO about its business, operations, the research, development and manufacturing of its products, as well as the applications of its products. On February 24, 2023, Candidate Three granted HSPO access to its virtual data room, providing information regarding its historical financial performance, financing and management. Candidate Three was contemplating a financing and planned to complete such financing before the business combination, but was not able to complete the financing during the communications with HSPO, so HSPO and Candidate Three did not move forward the discussions about the business combination.

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Candidate Four: On January 19, 2023, a contact of Michael introduced HSPO to Candidate Four. Candidate Four manufactures and sells precisions metal components for various industries, for example, oil, gas, semiconductor, marine offshore and aerospace based in Singapore. On January 20, 2023, the parties entered into a non-disclosure agreement. On February 17, 2023, a virtual meeting was held and attended by Michael from HSPO, contact of Michael and the Chief Executive Officer, the Chief Financial Officer and other members from Candidate Four. At the meeting, the Chief Financial Officer of Candidate Four gave a presentation about the company’s business, operations, products and products applications, as well as its recent merger & acquisition development. On March 14, 2023, another virtual meeting was held in the presence of Michael from HSPO, the contact of Michael and the Chief Executive Officer, the Chief Financial Officer and other members from Candidate Four. At this meeting, the discussions mainly focused on the potential business combination between the two parties, including the potential redemptions of HSPO’s public shares and the financing need in connection with the business combination. On February 19, 2023, Candidate Four granted HSPO access to its virtual data room, providing its relevant corporate documents including Company history, corporate structure, 2022 financial statements, 3-Year Forecast. During the discussions with HSPO, Candidate Four indicated their considerations of listing on U.S. exchanges through other approaches and did not proceed the discussions with HSPO.

Candidate Five: On March 20, 2023, through its financial advisor, Candidate Five connected with HSPO. Candidate Five is a graphene and graphite technology developer and manufacturer operating in Ohio. On March 22, 2023, the parties entered into a non-disclosure agreement. On April 13, 2023, Michael attended a virtual meeting to meet the Chief Executive Officer and other representatives of Candidate Five. The parties discussed the business of Candidate Five including its technology, products, management team background and its development plan. and shared general information of HSPO. On May 9, 2023, Candidate Five granted HSPO access to its virtual data room, providing unaudited financial statements, corporate structure and a list of intellectual property. The management of HSPO reviewed the documents provided by Candidate Five, including its financial related information, which indicated that Candidate Five was at a preliminary stage of its operations and had not yet begun generating revenues. In consideration of the uncertainties of its future operation results and financial performance, HSPO decided not to pursue a business combination with Candidate Five.

Candidate Six: On April 6, 2023, through a friend of Michael, Candidate Six was introduced to HSPO, which provides senior housing and care and is headquartered in Hangzhou, China. On April 7, 2023, the co-founder of Candidate Six and Michael met online where the co-founder introduced the business of Candidate Six and development plan and Michael introduced the general information of HSPO. On April 10, 2023, Michael visited its headquarter in Hangzhou and met with the co-founder and the secretary of the board of Candidate Six. The parties discussed the potential collaboration on completing a business combination. On May 18, 2023, HSPO received the registration information and historical unaudited financial statements of Candidate Six.  However, HSPO was informed by Candidate Six later that it changed the plan to list through a traditional initial public offering, thus, did not proceed further.

Timeline of the Transactions

On September 27, 2023, a friend of Michael introduced Shenzhen Squirrel Enlivened Media Group Co., Ltd, or Shenzhen Squirrel, to HSPO. Michael from HSPO met Ms. Ying Ye, the co-founder and the Chief Financial Officer of Shenzhen Squirrel, at Shenzhen Squirrel’s headquarter in Shenzhen. At this preliminary meeting, Michael shared the general information of HSPO, and Ms. Ye introduced Shenzhen Squire generally, including but not limited to, management team, business, customers, business strategies and development plan.

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On October 8, 2023, Michael met the representatives of  Shenzhen Squirrel including Mr. Angxiong Zhao, the co-founder, Chief Executive Officer and Chairman of Shenzhen Squirrel, Ms. Ying Ye, and Mr. Wenbo Huang, the co-founder of Shenzhen Squirrel in person in Hangzhou, China. Shenzhen Squirrel shared its business and development plan, and HSPO shared its criteria of a suitable target as discussed in its prospectus in connection with the IPO. HSPO indicated that the business of Shenzhen Squirrel may attract recurring customers and raise revenue with the growth of customers. HSPO felt that Shenzhen Squirrel might be a potential target under those criteria. Further the discussion, the parties also exchanged information regarding the estimated expenses and costs in connection with a business combination respectively, in particular, HSPO raised the concern that given Shenzhen Squirrel will be subject to the CSRC filing and approval to complete a business combination with HSPO, HSPO may incur additional costs and expenses to complete the transaction or seek extension of the period that it must complete its initial business combination. To respond, Shenzhen Squirrel indicated willingness to secure certain financing in support of the transaction in light of, including but not limited to, the Sponsor’s network in capital markets and the resources and experience of the management team of HSPO. The parties agreed that it was essentially important that both would be committed and collaborative in good faith to complete a potential business combination during months of preparation.  Based on this mutual understanding, the parties discussed if Shenzhen Squirrel or its designee could make certain capital contribution to the Sponsor to be used by the Sponsor to continue providing working capital to HSPO to complete the transaction and provide financial support for HSPO’s extension of the period that it must complete a business combination of Shenzhen Squirrel.

On October 9, 2023, HSPO provided the preliminary due diligence checklist to Shenzhen Squirrel and Shenzhen Squirrel provided some preliminary materials and documents for HSPO. On October 10, 2023, the parties entered into a non-disclosure agreement related to a potential business combination with an initial term of two years and no standstill or exclusivity provisions.

On October 11, 2023, Michael from HSPO and Mr. Angxiong Zhao, Ms. Ying Ye and Mr. Wenbo Huang of Shenzhen Squirrel held a conference call. At the conference call, the parties discussed more details about the business and operations of Shenzhen Squirrel based on the documents provided by Shenzhen Squirrel, including but not limited to, financial conditions, business categories and development plan. HSPO previously provided an estimate of itemed transaction expenses including legal, auditing, valuation and others, at an aggregated amount of no less than $2 million. Mr. Xu Huang, a personal friend of Mr. Angxiong Zhao who was following the growth of Shenzhen Squirrel and indicated investment interests in Shenzhen Squirrel was invited to the meeting. Mr. Xu Huang proposed and agreed to inject capital of $2,000,000 into the Sponsor in exchange of 200,000 Founder Shares at the closing to be used by the Sponsor in support of the transactions. Shenzhen Squirrel also agreed to borrow fund from Mr. Xu Huang to support the extensions of HSPO.

Following the discussions above, on October 13, 2023, HSPO sent Shenzhen Squirrel a draft of the non-binding letter of intent to pursue a potential business combination between HSPO and Shenzhen Squirrel, allowing the parties to further discuss and finalize the terms and conditions of a business combination.

On October 14, 2023, Michael and Mr. Angxiong Zhao, Ms. Ying Ye and Mr. Wenbo Huang of Shenzhen Squirrel had a discussion about equity value of Shenzhen Squirrel. In support of the valuation, Shenzhen Squirrel provided a forecast of 5 years financial performance from fiscal years 2024 to 2028 and proposed equity value of $300 million  based on the average net income forecast for the years 2024 and 2025, the estimated growing rate, and price–earnings ratios of comparable companies. However, HSPO felt that the forecast was preliminary without detailed assumptions, narratives and analysis on uncertainty and risks. After considering historical operations and financials of Shenzhen Squirrel, its performance and business plan for fiscal year ending September 30, 2024, the nature of Shenzhen Squirrel’s business, the numbers and stability of its customers and other factors, HSPO counter offered an equity value of $250 million which should remain subject to adjustments to the valuation metrics, material assumptions form the basis of the total equity value of Shenzhen Squirrel and potential material change about the business of Shenzhen Squirrel discovered during the due diligence. HSPO also conveyed that a third party professional valuation agency would be engaged to render fairness opinion on the valuation of Shenzhen Squirrel.

On October 16, 2023, Michael met Mr. Angxiong Zhao, Ms. Ying Ye and Mr. Wenbo Huang, the founders of Shenzhen Squirrel in person in Shenzhen. This meeting focused on the mutual supports to the Transactions expected from both sides as provided in the initial draft of the letter of intent as discussed below, which were discussed among the parties since the in person meeting on October 8, 2023:

Enterprise Value of Shenzhen Squirrel.  Based on the discussions among the parties, Shenzhen Squirrel agreed to the proposed equity value of $250 million which is subject to the adjustment to the valuation metrics or other material assumptions form the basis of the total equity value of Shenzhen Squirrel, potential material change about the business of Shenzhen Squirrel discovered during the due diligence.

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Capital Contribution Support. Based on the discussions at the prior meetings held on October 8, 2023 and October 11, 2023, and internal discussions, Shenzhen Squirrel agreed to inject or cause its designee/investor to inject capital contribution to the Sponsor in the amount of $2,000,000 which would entitle to receive 200,000 Founder Shares upon the consummation of the business combination for the Sponsor to continue providing capital to HSPO.

Support of HSPO Extensions. Following the discussion at the meeting held the prior meetings held on October 8, 2023 and October 11, 2023, at the meeting, HSPO shared information that HSPO had until up to March 27, 2024 to complete a business combination subject to a monthly extension payment of $70,000 into the Trust Account; and might have to seek another potential extension under the market terms if the transactions with Shenzhen Squirrel were not completed by March 27, 2024. Shenzhen Squirrel discussed the preliminary timetable to complete its reorganization to facilitate the listing on Nasdaq, audit by an independent accounting firm as well as preparation of the CSRC filing in order to proceed with the transactions which it initially estimated to be no less than 9 months and agreed to provide the financial support for the extension payments once the parties entered into a letter of intent.

Support by Principal Shareholders. Further to the discussions on October 8, 2023, both parties further discussed and agreed that the support by the principal shareholders of each side. On one hand, HSPO agreed to cause the Sponsor and its directors and officers who hold shares of HSPO to agree to (i) approve the proposals to be voted at the extraordinary general meeting of shareholders of HSPO to be held in connection with the business combination, and (ii) not to transfer any HSPO Ordinary Shares it holds for such period of time as provided under that certain Letter Agreement dated December 21, 2023, by and among HSPO, the Sponsor and the independent directors of HSPO in connection with the HSPO IPO; on the other hand, Shenzhen Squirrel indicated that, subject to the possible reorganization, it would cause its principal shareholders to agree to, among others, (i) vote in favor of all the proposals in connection with the business combinations, and (ii) not to transfer their shares till the consummation of the business combination, and further subject to the same transfer restrictions following the consummation of the business combination as the HSPO Founder Shares held by the Sponsor.

The next day after the meeting, on October 17, 2023, Michael from HSPO met Mr. Angxiong Zhao, Ms. Ying Ye and Mr. Wenbo Huang from Shenzhen Squirrel in person in Shenzhen. At the meeting, Shenzhen Squirrel presented to Michael the details of Shenzhen Squirrel’s successful marketing precedent, and its strategic development plan, including but not limited to (i) extending the channels for ads to airports and self-media, which were planned to be implemented in the mid and the second half of 2024 respectively, (ii) initiating the smart digital marketing business, and (iii) expanding the skincare and nutrition products business. Through the presentation, HSPO had a better understanding of the nature of Shenzhen Squirrel’s business, as well as its development strategy and customer base.

After the discussion, on the same day, HSPO and Squirrel entered into a non-binding letter of intent to pursuit a potential business combination (the “LOI”). The LOI provides the valuation of Shenzhen Squirrel at $250 million on a pre-money value basis, which is subject to adjustment based on a fairness opinion to be rendered by an independent advisor and the cash balance and indebtedness of Shenzhen Squirrel as of the execution of the definitive agreement (the “Equity Valuation”). Such Equity Valuation is also subject to adjustment in the event of substantial change of the valuation metrics or other material assumptions that formed the basis of the total equity value of Shenzhen Squirrel set forth in the LOI after the execution of such LOI.

In September and October 2023, HSPO engaged professional in support of the proposed transactions, including but not limited to, the engagement of Robinson & Cole LLP (“R&C”) by HSPO as its U.S. securities counsel, the engagement of Messina Madrid Law PA by HSPO as its U.S. tax counsel, the engagement of Beyond Century Consulting, LLC by HSPO as its booker, and in January and February 2024, Shenzhen Squirrel engaged Sidley Austin LLP (“Sidley”) as its U.S. securities counsel, HTL International, LLC (“HTL”) as its auditors, Commerce & Finance Law Offices (“C&F”) as its PRC counsel, Harney Westwood & Riegels, Allens as its Cayman counsel, and LeadLeo Information and Technology Nanjing Co., Ltd. (“Leadleo”) as its industry consultant with respect to the overview and competitive landscape of the brand marketing and strategy consulting industry in China.

On October 31, 2023, Michael paid a visit to Shenzhen Squirrel’s headquarter in Shenzhen and met Mr. Angxiong Zhao, Ms. Ying Ye and Mr. Wenbo Huang in person. During the visit, the parties discussed the strategic development plan including (i) the implementation of the smart digital marketing business, which was planned to commence in the first quarter of 2024 and generate revenue within 2024, and (ii) the potential expansion to establish self-owned brands in the skincare and/or health and nutrition sectors and action steps, which included the then on-going marketing research, determination of product categories and target markets by the third quarter of 2024, determination of suppliers by the fourth quarter of 2024, and product launch in the first quarter of 2025.

Based on the meetings on October 17 and 31, 2023, HSPO had a deeper perception of the estimated revenue growth of Shenzhen Squirrel as a result of the proposed expansion of business, which were expected to enlarge Shenzhen Squirrel’s customer base.

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On November 1, 2023, the HSPO Board held a virtual meeting, where all the members of HSPO Board and the members of R&C were present. At the meeting, Michael on behalf of management of HSPO presented (i) an overview of Shenzhen Squirrel, including general information, operating history, principal business, customer portfolio, business plans after the proposed business combination, financial performance and forecast, and (ii) a summary of terms under the LOI. Following the presentation, the HSPO Board  discussed the business of Shenzhen Squirrel and timelines to complete the transactions, and also assessed the potential conflict of interests arising from the capital contribution support and extension support by Shenzhen Squirrel pursuant to the LOI.  Michael further explained to the HSPO Board that, pursuant to the LOI, Shenzhen Squirrel agreed to inject or cause its designee/investor to inject capital contribution to the Sponsor in the amount of $2,000,000 which would entitle to receive 200,000 Founder Shares upon the consummation of the business combination for the Sponsor to continue providing capital to HSPO. Therefore, the Sponsor’s interests in the Transactions are different from, in addition to, and in conflict with, those of other HSPO Shareholders. Shenzhen Squirrel also agreed to make payment for the Extension Payments to the Trust Account in support of the extension of the period that HSPO must complete the business combination, which would be evidenced by unsecured promissory notes issued by HSPO to Shenzhen Squirrel, at such payee’s option, convertible into units of HSPO upon the complete of the transactions. After the discussion, the HSPO Board  decided to establish a special committee consisting of the independent directors of the Company (the “Special Committee”) to (i) engage a qualified third-party to analyze the proposed business combination with Squirrel and issue a fairness opinion, and (ii) review, analyze and approve the proposed business combination and any other relevant matters.

On November 29, 2023, R&C set up a virtual data room for Squirrel to upload the documents based on the due diligence request list provided on November 15, 2023.

On February 28, 2024, the parties entered into an agreement to extend the termination date of the LOI to July 30, 2024, to allow the parties more time to finalize the definitive agreements.

On March 15, 2024, the first all-hands call was held virtually, attended by the representatives of HSPO along, Shenzhen Squirrel, R&C, Sidley, C&F, and HTL. At the meeting, each party introduced its respective team members and relevant work progress and respective timeline. Among the others, HTL advised its auditing work progress and timeline for the PubCo’s financial statements for the fiscal years ended September 30, 2023 and 2022, respectively. C&F explained to the group about the applicable filings with and approvals from PRC authorities in connection with the proposed transactions pursuant to relevant PRC laws and regulations, including the CSRC filing. After the initial all-hands call, the group agreed on the deal structure whereby Shenzhen Squirrel would establish a holding company in Cayman Islands which would then establish a wholly-owned subsidiary in Cayman Islands to be merged with HSPO (the “Initial Structure”) and the timeline for the execution of the business combination agreement, the CSRC filing and the initial filing of the proxy statement/prospectus on Form F-4.

The preparation development was shared with the Special Committee since its establishment including without limitation the Initial Structure and timelines.  On March 22, 2024, the Special Committee of HSPO held a virtual meeting. All the members of the Special Committee, Michael and the members from R&C attended the meeting. R&C further explained  the proposed structure of the business combination with Shenzhen Squirrel in details and provided status updates of the Transactions, including the due diligence review, relevant documents drafting and preparations, Squirrel’s auditing status and other relevant preparation work. Before the meeting, HSPO management, under the direction of the Special Committee, reached out to two potential candidates of an independent investment bank to be engaged by the Special Committee to render the fairness opinion; and shared the profile and brochure of each with the Special Committee. At the meeting, the Special Committee discussed, based on the information provided by management, the background and experience of each candidate focusing on evaluation of business in similar industry and  market, availability and proposed service timeline, experience and familiarity with Chinese companies. After discussion, the Special Committee concluded the engagement of Revere Securities, LLC (“Revere”) to analyze the proposed Transactions and render a fairness opinion.

On April 10, 2024, R&C provided Sidley with the first draft of the business combination agreement for its review.

On April 18, 2024, the representatives of HSPO, Shenzhen Squirrel, R&C, Sidley, C&F, and HTL held another virtual meeting. At the meeting, the parties discussed the re-organization of Squirrel Companies. In consideration of the re-organization of Shenzhen Squirrel, C&F proposed a new structure from the perspective of the PRC related laws and regulations which is the structure as set forth in the Business Combination Agreement (the “Current Structure”). For more details, see “Proposal No. 1: The Business Combination Proposal — Organizational Structure.” Both HSPO and Shenzhen Squirrel agreed that the changes in deal structure are mainly to facilitate the regulatory filings and there is no material change in business terms or economic interests of shareholders of each entity. Working progress of each service provider was shared among parties to discuss the estimated timeline related to the execution of the Business Combination Agreement, completion of the CSRC filing and the initial filing of the prospectus/proxy statement.

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On April 22, 2024, following the last all-hands meeting, R&C provided Sidley with an updated version of the business combination agreement to reflect the Current Structure. On May 13, 2024, Sidley provided its initial comments to the business combination agreement.

On May 26, 2024, R&C sent to Sidley the revised business combination agreement and the initial draft of other ancillary documents to the business combination agreement, including the Sponsor Support Agreement, Warrants Assumption Agreement and Registration Rights Agreement. On the same day, the Special Committee members received relevant documents, including the presentation of the Current Structure and the then latest version of the business combination agreement and other ancillary documents. On June 14, 2024, Sidley provided R&C with the initial draft of the shareholder lock-up agreement, one of the related ancillary agreements, with respect to the lock-up arrangements with certain shareholders of PubCo after the consummation of the Transactions.

Under the instruction of Shenzhen Squirrel and pursuant to the LOI, Mr. Xu Huang made the full payment for such purchase price to Sponsor by June 27, 2024. Upon the receipt of the full payment of such total purchase price, on July 11, 2024, the Sponsor issued 200,000 Class B ordinary shares, par value $0.0001 per share, of the Sponsor to Mr. Xu Huang. Such 200,000 Class B ordinary shares only represents the right to obtain 200,000 HSPO Founder Shares from the Sponsor immediately prior to the consummation of the Business Combination without voting rights of the Sponsor. The purchase price in the amount of $2 million received by the Sponsor has been used by the Sponsor as the working capital loan provided to HSPO from time to time to support HSPO’s process to complete the Transactions. As of the date of this proxy statement/prospectus, the person having voting, dispositive or investment powers over the Sponsor is Michael, thus Michael is deemed to have beneficial ownership of the HSPO Ordinary Shares held by the Sponsor.

On August 15, 2024, the parties held a group call to discuss the status of the business combination agreement and relevant documents and draft of the prospectus/proxy statement on the Form F-4. Michael from HSPO, the principals from Shenzhen Squirrel, the members from R&C, Sidley, C&F and HTL attended the call. At the meeting, among the others, R&C initiated the discussions about HTL’s auditing progress of PubCo’s financial statements for the years ended and as of September 30, 2023 and 2022 and the review status of PubCo’s interim financial statements for the six months ended March 31, 2024 and highlighted the requirements of delivery of the audited consolidated financial statements for the years ended and as of September 30, 2023 and 2022 prior to the execution of the Business Combination Agreement pursuant to the LOI. Squirrel agreed to provide the audited consolidated financial statements and final interim financial statements along with a copy of the auditor’s report with respect to Squirrel’s financial statements for the years ended and as of September 30, 2023 and 2022 and for the six months ended March 31, 2024 prior to the execution of the business combination agreement.

On August 26, 2024, the parties entered into another agreement to extend the termination date of the LOI to November 30, 2024, to allow the parties more time to finalize the definitive agreement.

On or about August 29, 2024, HSPO received financial statements of Shenzhen Squirrel for the fiscal years ended and as of September 30, 2023 and 2022 as well as the interim financial statements for the six months ended March 31, 2024 which according to their conservations with HTL were final presentations or close to final presentations of historical financial performance of Shenzhen Squirrel for such periods. HSPO reviewed the financial statements accordingly and also inquired information of business performance of Shenzhen Squirrel from October 1, 2023 through August 31, 2024. In addition, HSPO received preliminary information on the selected comparable companies from Revere. During August 29, 2024 to September 5, 2024, HSPO and Shenzhen Squirrel discussed among others, the following factors for the evaluation of Shenzhen Squirrel:

  Historical financial statements of Shenzhen Squirrel. HSPO and Shenzhen Squirrel further discussed the key financial data in Shenzhen Squirrel’s historical financial statements, including without limitation, the revenue, net income, net asset, etc.

Assumptions of the forecast for 2024 and 2025. Based on Shenzhen Squirrel’s financial statements for the fiscal years ended and as of September 30, 2023 and 2022, and the interim financial statements for the six months ended March 31, 2024, HSPO and Shenzhen Squirrel further analyzed the assumptions of the forecast for 2024 and 2025, including, among others, the overall revenue, revenue from each business line, net asset and EBITDA. Furthermore, the parties discussed the uncertainty and risks in connection with the forecast.

Comparable companies. HSPO and Shenzhen Squirrel also discussed the comparable companies selected by Revere, and compared Shenzhen Squirrel’s business, financials, evaluation, etc. with such comparable companies.

Based on the above discussion, HSPO and Shenzhen Squirrel agreed that the Equity Valuation shall be adjusted from $250 million to $200 million.

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On September 12, 2024, the Special Committee held a virtual meeting, during which, Michael as an executive director and the management of HSPO, representative of Revere and R&C attended as invited guests. At the meeting, Revere presented its analysis supporting its Fairness Opinion, the assumptions, limitations, qualifications, and other matters considered by Revere in reaching its opinion that the Equity Valuation to be paid by HSPO pursuant to the Business Combination Agreement is fair to HSPO and its unaffiliated public shareholders and Squirrel has an aggregate market value equal to at least 80% of net assets held in the Trust Account (excluding Deferred Underwriting Fee and tax payable on the income earned on the Trust Account). Revere discussed two methods they used to analyze the range of the values of Shenzhen Squirrel. One is comparable public company analysis, where Revere displayed historical and projected financial performance and trading multiples of the selected comparable companies from two market sectors, marketing/digital marketing sector and provides B2B (Business-to-Business) service in marketing content generation/distribution, ads data measurement and/or brand marketing strategy, and also the self-owned branded skincare product. The other one is comparable precedent M&A transaction analysis with certain criteria, where Revere discussed the information of such comparable M&A transactions, including the transaction value and EV/EBITA of each transaction. Revere also mentioned to the Special Committee that the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Revere’s view of the actual values of the HSPO Ordinary Shares. For more information about the Fairness Opinion, see “Proposal No. 1: The Business Combination Proposal—Basic for the HSPO’s Board’s Recommendation—Fairness Opinion.” During and after the Revere’s presentation, the members of the Special Committee had the opportunity to raise questions about Revere’s analysis and fairness opinion, including without limitation, the selections of comparable companies and their similarities and differences as compared to Squirrel and considerations of other factors used in its analysis. Following the discussion, after considering the terms of the Business Combination Agreement, each Transaction Documents and other related documents, taken into account other factors such as conflict of interests of certain officers, directors and the Sponsor and other factors as set forth herein, the Special Committee unanimously approved the Business Combination Agreement, the Transaction Documents, and Transactions and recommended the HSPO Board to approve the same.

Following the Special Committee’s meeting and receipt of the recommendation by the Special Committee, the HSPO Board unanimously determined that it was advisable and in the best interest of HSPO’s shareholders to enter into the Business Combination Agreement and consummate the Transactions. The Special Committee and the HSPO Board also considered that HSPO, as a blank check company with no operations on its own except for searching for a target to complete a business combination, by completing the Transactions, could provide the HSPO Public Shareholders, who choose not to redeem their HSPO Public Shares, with an opportunity to acquire PubCo Ordinary Shares in exchange for their HSPO Public Shares and become the shareholders of PubCo upon the Merger Closing. After the Merger Closing, PubCo will become a public company listing on Nasdaq, and, with PubCo’s potential growth in earning and more access to the U.S. capital markets, including through the opportunity for follow-on acquisitions and financings to accelerate growth, the shareholder equity value of PubCo may increase compared to that of HSPO as a blank check company. The HSPO Board directed that the Business Combination Proposal and other proposals as described in this proxy statement/prospectus be submitted to HSPO’s shareholders for approval, adoption, and recommended that HSPO’s shareholders approve and adopt the Business Combination Proposal, the Merger Proposal and other proposals as applicable. Shortly after the Special Committee’s meeting and before the execution of the Business Combination Agreement, Revere delivered its executed Fairness Opinion to the Special Committee which states that the Equity Valuation to be paid by HSPO in the Transactions pursuant to the Business Combination Agreement is fair to HSPO and its unaffiliated public shareholders from a financial point of view.

Between June 14, 2024 and September 16, 2024, R&C and SA exchanged drafts of Business Combination Agreement and related ancillary agreements including without limitation the Sponsor Support Agreement, the Shareholder Support Agreement, form of Lock-up Agreement, form of Registration Rights Agreement and form of Warrant Assumption Agreement, incorporating comments from HSPO, Squirrel to reflect the negotiation and finalization of terms and conditions of the Transactions, along with their representatives, counsels including R&C, Maples and Calder (Hong Kong) LLP, Messina Madrid Law PA (with respect to HSPO), and Sidley, Harney Westwood & Riegels, Allens (with respect to Squirrel), C&F (with respect to Squirrel), and advisors. During such period, HSPO had also provided the relevant documents and disclosure to the Special Committee and HSPO Board for review.

Extension and Charter Amendments

HSPO initially had until September 27, 2023 to consummate an initial business combination, provided however that if HSPO anticipates that it may not be able to consummate its initial business combination before September 27, 2023, HSPO may, but are not obligated to, extend the period of time to consummate a business combination two times by an additional three months each time (for a total of up to March 27, 2024 to complete a business combination).

On September 25, 2023, HSPO held an extraordinary general meeting (the “2023 Shareholder Meeting”), where the shareholders of HSPO approved the proposal to amend HSPO’s Amended and Restated Memorandum and Articles of Association (the “Charter”) to provide that HSPO must (i) consummate a business combination, or (ii) cease its operations except for the purpose of winding up if it fails to complete such business combination and redeem or repurchase 100% of HSPO’s public shares included as part of the public units issued in HSPO’s initial public offering, by September 27, 2023, and if HSPO does not consummate a business combination by September 27, 2023, it may be extended up to six times, each by a one-month extension (the “Monthly Extension”), for a total of up to six months to March 27, 2024, without the need for any further approval of HSPO’s shareholders. For each Monthly Extension, the Sponsor and/or its designee will deposit $70,000 (the “Monthly Extension Fee”) for all remaining public shares into the Trust Account. In connection with 2023 Shareholder Meeting, 562,779 HSPO Ordinary Shares were rendered for redemption, and approximately $5.93 million was released from the Trust Account to pay such redeeming shareholders.

On March 22, 2024, HSPO held another extraordinary general meeting of shareholders (the “2024 Shareholder Meeting”), where the shareholders of HSPO approved the proposals, among the others, to amend HSPO’s Charter to provide that HSPO must (i) consummate a business combination, or (ii) cease its operations except for the purpose of winding up if it fails to complete such business combination and redeem or repurchase 100% of HSPO’s public shares included as part of the public units issued in HSPO’s initial public offering, by March 27, 2024, and if HSPO does not consummate a business combination by March 27, 2024, it may be extended up to nine times, each by a Monthly Extension, for a total of up to nine months to, without the need for any further approval of HSPO’s shareholders. For each Monthly Extension, the Sponsor and/or its designee will deposit $60,000 for all remaining public shares into the Trust Account (the “New Monthly Extension Fee”). In connection with 2024 Shareholder Meeting, 815,581 HSPO Ordinary Shares were rendered for redemption and approximately $8.86 million was released from the Trust Account to pay such redeeming shareholders.

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From September 2023 to December 2023, an aggregate of $280,000 Monthly Extension Fees had been deposited into the Trust Account, among which $70,000 was made by the Sponsor and $210,000 was made by Shenzhen Squirrel Enlivened Media Group Co. Ltd (“Shenzhen Squirrel”), respectively. HSPO issued one unsecured promissory note to the Sponsor and three unsecured promissory notes to Shenzhen Squirrel, respectively, in connection with their payments for the Monthly Extension Fees.

From January 2024 to October 2024, an aggregate of $620,000 (including $140,000 Monthly Extension Fees and $480,000 New Monthly Extension Fees) were deposited into the Trust Account for the public shareholders, which enables HSPO to extend the period of time it has to consummate its initial business combination by  November 27, 2024. Such payments were made by Shenzhen Squirrel. HSPO issued eight unsecured promissory notes to Shenzhen Squirrel, in connection with its payments for the Monthly Extension Fees and the New Monthly Extension Fees.

On September 14, 2024, Shenzhen Squirrel notified HSPO that it has elected not to convert the Squirrel Extension Notes into Conversion Units upon the consummation of the Transactions, thus Shenzhen Squirrel will become intercompany notes between PubCo and Shenzhen Squirrel upon the Merger Closing.

HSPO Board’s Reasons for the Approval of the Transactions

HSPO was organized for the purpose of effecting into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. HSPO’s efforts to identify a prospective target business will not be limited to a particular industry or geographic location.

The Transactions resulted from a thorough search for a potential target, utilizing our resources along with the investment and operational experience of HSPO’s management and the HSPO Board. The terms of the Transactions are the result of extensive negotiations between HSPO and Shenzhen Squirrel.

From the date of the HSPO IPO through the execution of the Business Combination Agreement on September 16, 2024, HSPO evaluated various potential target companies. HSPO followed the initial set of criteria and guidelines outlined in the prospectus for the HSPO IPO to assess the value and the growth of the potential target companies but did not limit itself to those criteria. HSPO’s management evaluated business combination opportunities made available to HSPO’s management based on the merits of a particular initial business combination which may be based, to the extent relevant, on these general guidelines as well as other considerations, factors, and criteria that HSPO’s management deemed relevant.

Prior to reaching the decision to approve the Business Combination Agreement and the Transactions, the HSPO Board reviewed the results of the business and financial due diligence conducted by HSPO’s management and third-party legal and financial advisors, which included:

(1)	Several meeting with HSPO’s management.

(2)	Research on the market of brand marketing and strategy consulting and the comparable selected public companies.

(3)	Analysis of Shenzhen Squirrel’s business models, business plans and strategies.

(4)	Assessment of Shenzhen Squirrel’s total addressable market, key competitors, competitive advantages, barriers of entry and target market share.

(5)	Onsite visiting of Shenzhen Squirrel’s headquarters in Shenzhen China.

(6)	Several discussions with the founders and principal shareholders of Shenzhen Squirrel and senior management of Shenzhen Squirrel as well on the future growth strategy of Shenzhen Squirrel.

(7)	Review of Shenzhen Squirrel’s corporate documents, material business contracts and other relevant due diligence document.

(8)	Analysis and review of Shenzhen Squirrel’s historical financial statements and the forecasts and projections of Shenzhen Squirrel for the fiscal years 2024 and 2025.

(9)	Review of Shenzhen Squirrel’s related party transactions.

(10)	Assessment of Shenzhen Squirrel’s public company readiness.

(11)	Review of the Fairness Opinion and the relevant presentation by Revere, including the analysis of the Equity Valuation under two methods.

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In particular, the HSPO Board considered the following positive factors, although not weighted or in any order of significance:

•	Consistent growth industry. According to an industry report issued by LeadLeo on June 2024, the overall size of China’s brand marketing and strategy consulting market increased from RMB36.8 billion in 2019 and to RMB51.4 billion in 2023, representing a CAGR of approximately 8.7%. The overall size of China’s brand marketing and strategy consulting market is expected to increase from RMB54.6 billion in 2024 to RMB70.2 billion in 2028, representing a CAGR of 6.4%.

•	A broad and diversified client base. Shenzhen Squirrel values stable, cooperative relationships with brands, and have accumulated extensive client resources over a decade. Since inception, Shenzhen Squirrel has served over 300 brands across a broad spectrum of industries, including manufacturing, IT, enterprise services, automobile, consumer goods, appliances, and home renovation.

•	Experienced management team. Shenzhen Squirrel benefits from the leadership of its management team that combines in-depth understanding of e-commerce in China with expertise in China’s brand marketing and strategy consulting industry. Shenzhen Squirrel’s founder, Mr. Angxiong Zhao, is highly reputed for his advanced insights into the brand marketing and strategy consulting industry in China and won the Leading Individual for Marketing in 2022 Global Innovation Award.

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Fairness Opinion Issued by the Third-Party. HSPO retained an independent third party, Revere Securities LLC, to analyze the Business Combination Agreement and the Transactions and render a fairness opinion delivered to the Special Committee, consisting of three independent directors of HSPO, pursuant to which it determined that the consideration to be paid by HSPO in connection with the Transactions was fair to HSPO and HSPO’s unaffiliated public shareholders from a financial point of view.

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Recommendation of the Special Committee. HSPO has established the Special Committee consisting of Messrs. Angel Colon, Mark Singh, and Rodolfo Jose Gonzalez Caceres, the independent directors of HSPO, to analyze and evaluate any potential conflicts of interest arising from the proposed Transactions, engage Revere to analyze the Business Combination Agreement and the Transactions and render a fairness opinion. On September 12, 2024, at the meeting of the Special Committee, all the members of the Special Committee unanimously agreed that the Business Combination Agreement is fair and in the best interest of the HSPO shareholders and recommended that the HSPO Board approve the Business Combination Agreement and the Transactions accordingly.

The HSPO Board has also considered a number of other factors to approve the Business Combination Agreement and the Transactions, including, but not limited to:

•	the business, history and management of Shenzhen Squirrel;

•	the likelihood that the Transactions will be completed;

•	the conflict of interests between insiders and public shareholders of HSPO as set forth in this proxy statement/prospectus

•	the terms of the Business Combination Agreement and the belief that the terms of the Business Combination Agreement, including the representations, warranties, covenants, and conditions to the parties’ respective obligations, are reasonable in light of the entire transaction;

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the requirements of the approval from the shareholders of HSPO at the Extraordinary General Meeting to be held in connection with the Transactions, notwithstanding, there is no requirement that HSPO needs to approval of at least a majority of unaffiliated shareholders for the Business Combination Agreement and the Transactions;

•	the view of HSPO’s management as to the financial condition, results of operations, and business of Shenzhen Squirrel before and after the Transactions based on due diligence;

•	the fact that consummating the Transactions will mean HSPO cannot pursue other alternatives that could potentially result in greater value for HSPO;

•	the risk that the Transactions may not be completed in a timely manner or at all; and

•	various other risks associated with the Transactions.

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The HSPO Board also identified and considered the following factors and risks as weighing negatively against pursuing the Business Combination Agreement and the Transactions (although not weighted or in any order of significance):

•	Intensive competition in the market. Some of Shenzhen Squirrel’s competitors may be able to leverage a larger existing client base and sales network to adopt more aggressive pricing policies and offer more attractive sales terms. This could have an adverse impact on their results of operation and financial condition.

•	Uncertainty of CSRC filing. The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder Shenzhen Squirrel’s ability to offer or continue to offer PubCo Ordinary Shares to investors and could cause the value of PubCo Ordinary Shares to significantly decline or such shares to become worthless.

•	Risk that the benefits from the positive factors described above may not be achieved. There are uncertainties if benefits from the positive factors described above with respect to the potential Transactions will be fully achieved.

•	Forecasts and projections may prove incorrect. The operating and financial results, forecasts and projections for the fiscal years 2024 and 2025 of Shenzhen Squirrel rely upon assumptions and analyses developed by Shenzhen Squirrel.

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Risk of the liquidation of HSPO . HSPO might be liquidated if not able to complete the Transactions within the prescribed time period, which might divert HSPO’s management’s focus and resources from other business combination opportunities.

•	Redemption risks. It is uncertain if and how many HSPO shareholders may elect to redeem their HSPO Public Shares prior to the consummation of the Transactions.

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Other risks. Various other risks associated with the Transactions and redemptions, the business of HSPO and the business of Shenzhen Squirrel as described in “Risk Factors,” including Shenzhen Squirrel’s need to raise additional capital to finance its operations.

In addition to considering the factors described above, the HSPO Board also considered that HSPO’s executive officers and directors may have financial interests in the Transactions that may be different from, or in addition to, the interests of HSPO shareholders, including the fact that the HSPO Insiders may experience a positive rate of return on their investment, even if HSPO Public Shareholders experience a negative rate of return on their investment, due to having purchased Founder Shares for approximately $0.01 per share. The HSPO Board also considered that the shareholders, executive officers and directors of HoldCo may have financial interests in the Transactions, including the fact that Mr. Xu Huang, a personal friend of Mr. Angxiong Zhao,  injected capital contribution of $2,000,000 in the Sponsor to continue providing capital to HSPO which would entitle Mr. Xu Huang to receive 200,000 Founder Shares upon the Merger Closing and, as of the date hereof, has made in the aggregate amount of $830,000 monthly Extension Payments to the Trust Account in support of the extension of the period that HSPO must complete the business combination. The HSPO Board was aware of and considered these interests, among other matters, in reaching the determination that the consideration to be paid by HSPO in connection with the Transactions was fair to HSPO from a financial point of view. See “— Interests of HSPO’s Sponsor, Directors and Officers and Others in the Transactions” below. However, the HSPO Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the HSPO IPO and would be included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a business combination with any target company, and (iii) the Transactions were structured so that the Transactions may be completed even if HSPO Public Shareholders redeem a substantial portion of the HSPO Public Shares.  The independent directors of HSPO did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Transactions and/or preparing a report concerning the approval of the Transactions. The Transactions was not structured to require the approval of at least a majority of unaffiliated security holders of HSPO. The members of the Special Committee, consisting of all three independent directors of HSPO, unanimously agreed that the Business Combination Agreement is fair and in the best interest of the HSPO shareholders and recommended that the HSPO Board approve the Business Combination Agreement and the Transactions accordingly.

The Special Committee and the HSPO Board also considered that HSPO, as a blank check company with no operations on its own except for searching for a target to complete a business combination, by completing the Transactions, could provide the HSPO Public Shareholders, who choose not to redeem their HSPO Public Shares, with an opportunity to acquire PubCo Ordinary Shares in exchange for their HSPO Public Shares and become the shareholders of PubCo upon the Merger Closing. After the Merger Closing, PubCo will become a public company listing on Nasdaq, and, with PubCo’s potential growth in earning and more access to the U.S. capital markets, including through the opportunity for follow-on acquisitions and financings to accelerate growth, the shareholder equity value of PubCo may increase compared to that of HSPO as a blank check company.

After considering the foregoing factors, the HSPO Board concluded, in its business judgment, that the potential benefits that it expected HSPO and its shareholders to achieve as a result of the Transactions outweighed the potentially negative factors associated with the Transactions. The HSPO Board also noted that HSPO shareholders would have a substantial economic interest in PubCo (depending on the level of HSPO shareholders that sought redemption of their HSPO Public Shares for cash). Accordingly, after careful consideration, upon the recommendations and approval of the Special Committee, the HSPO Board unanimously determined that the Business Combination Agreement and the related agreements and the Transactions are advisable, fair to and in the best interests of HSPO and its shareholders.

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The preceding discussion of the information and factors considered by the HSPO Board is not intended to be exhaustive but includes the material factors considered by the HSPO Board. In view of the complexity and wide variety of factors considered by the HSPO Board in connection with its evaluation of the Business Combination Agreement and the Transactions, the HSPO Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the HSPO Board may have given different weight to different factors. The HSPO Board considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of the HSPO Board’s reasons for its approval of the Business Combination Agreement and the Transactions, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”

Basis for the HSPO Special Committee’s Recommendation — Fairness Opinion

HSPO retained Revere to act as its financial advisor in connection with the Transactions and to provide a fairness opinion to the Special Committee. Revere, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Special Committee selected Revere to act as its financial advisor in connection with the Transactions on the basis of Revere’s experience in similar transactions and its reputation in the investment community.

On September 12, 2024, at a meeting of the Special Committee held to evaluate the Transactions, Revere delivered to the Special Committee an oral opinion, which was confirmed by delivery of a written opinion, dated September 12, 2024, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its written opinion (the “Revere Opinion”), the valuation of Shenzhen Squirrel at $200 million on a pre-money value basis (the “Equity Valuation”) is fair, from a financial point of view, to HSPO and its unaffiliated public shareholders.

The full text of the Revere Opinion to the Special Committee, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex D hereto and is incorporated by reference herein in its entirety. The following summary of the Revere Opinion is qualified in its entirety by reference to the full text of the Revere Opinion. Revere delivered its Revere Opinion to the HSPO Special Committee for the benefit and use of the HSPO Special Committee (in its capacity as such) in connection with and for the purposes of its evaluation of the Transactions from a financial point of view. The Revere Opinion also does not address the relative merits of the Transactions as compared to any alternative business strategies or transactions that might exist for HSPO, or the underlying business decision of HSPO whether to proceed with those business strategies or transactions.

In connection with rendering the Revere Opinion, Revere, among other things:

•

considered Revere’s assessment of general economic, market and financial conditions, as well as Revere’s experience in connection with similar transactions, and business and securities valuations generally;

•

reviewed a draft of the Transactions Agreement, dated September 12, 2024 and associated transaction documents relevant to the Revere Opinion, and assumed that the final form of the Transactions Agreement will not differ from such draft in any material respect;

•

reviewed publicly available financial information of HSPO filed with the U.S. Securities & Exchange Commission, including its Form 10-Qs, Form 10-Ks and certain reports on material events filed on Form 8-Ks between the date of its IPO and as of the date hereof;

•	reviewed certain publicly and non-publicly available business and financial information concerning the Company and the industries in which they operate;

•	conducted discussions with the Company’s management to better understand Shenzhen Squirrel’s recent business history, near-term financials, and business plans;

•

compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant, including certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business;

•	performed a public company comparable analysis of similar companies to the Company to derive the 2025E Enterprise Value / EBITDA multiple; and

•	performed a comparable precedent M&A transaction analysis of similar companies to the Company since June 2021, to derive the 2025E Enterprise Value / EBITDA multiple.

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In conducting its review and arriving at its opinion, as contained in the Revere Opinion, Revere did not independently verify any of the foregoing information and Revere assumed and relied upon such information being accurate and complete in all material respects, and Revere further relied upon the assurances of management of Shenzhen Squirrel that they are not aware of any facts that would make any of the information reviewed by Revere inaccurate, incomplete or misleading in any material respect. In addition, Revere has not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any ongoing litigation and administrative investigations, if any, of Shenzhen Squirrel, nor has Revere been furnished with any such valuation or appraisal. In addition, Revere has not assumed any obligation to conduct, nor has it conducted, any physical inspection of the properties or facilities of Shenzhen Squirrel.

With respect to the financial forecasts regarding Shenzhen Squirrel, Revere assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and good faith judgment of the management of Shenzhen Squirrel as to the future competitive, operating and regulatory environment and related financial performance of Shenzhen Squirrel and that the financial projections and the assumptions derived therefrom provided a reasonable basis upon which Revere could form its opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Revere relied on this projected information without independent verification or analysis and did not in any respect assume any responsibility for the accuracy or completeness thereof.

The issuance of the Revere Opinion was approved by an authorized internal committee of Revere. The Revere Opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to it on, the date thereof. Revere expressed no opinion as to the underlying valuation, future performance or long-term viability of HSPO and its successors. Further, Revere expressed no opinion as to what the value of the HSPO Ordinary Shares actually will be when the Transactions is consummated or the prices at which HSPO Ordinary Shares will trade at any time. It should be understood that, although subsequent developments may affect the Revere Opinion, Revere does not have any obligation to update, revise or reaffirm it and has expressly disclaimed any responsibility to do so.

The following represents a brief summary of the material financial analyses reviewed by the Special Committee and performed by Revere in connection with the Revere Opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Revere, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Revere. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Revere. Except as otherwise noted, the following information, to the extent that it is based on market data, is based on market data as it existed on or before the date of the Revere Opinion and is not necessarily indicative of current market conditions.

Financial Analyses

Revere employed two methods to analyze the range of values of Shenzhen Squirrel.

Comparable Public Company Analysis

To calculate the implied equity value of the operating business, Revere first obtained the average enterprise value (EV)/2025E EBITDA multiples from a total of twelve (12) comparable public companies in two (2) related market sectors, identified by Revere and applied it them to Shenzhen Squirrel’s proforma 2025E EBITDA in two related sub-verticals. The public company comparables were selected using the following criteria: (i) U.S. or PRC companies listed on a major Stock Exchange in the United States or one of the two major Stock Exchanges in China, (ii) has known and positive EBITDA projection for the fiscal year of 2025 from public sources, (iii) used two different industry groups that together, most resemble Shenzhen Squirrel’s different business units, including the brand marketing/digital marketing sector and provides B2B (Business-to-Business) service in marketing content generation/distribution, ads data measurement and/or brand marketing strategy, and also the self-owned branded skincare product  because Shenzhen Squirrel projects to have a significant portion of its business in the skincare. Revere combined comparable companies trading on stock exchanges in China and U.S. because Revere was looking for a broad comparable set, and Shenzhen Squirrel has significant operations in China. When applying such criteria, Revere was focused on similarity of business model and market sectors rather than the size (including market capitalization, enterprise value and transaction value) of the comparable companies and precedent transactions as compared to Shenzhen Squirrel.

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The median EV/2025E EBITDA multiple for the brand marketing/digital marketing sector (of 15.4x) was multiplied by the 2025E EBITDA contribution of Shenzhen Squirrel’s brand marketing/digital marketing business unit of $8.2M, to derive an EV of $126.3M. The median EV/2025E EBITDA multiple for the skincare sector (of 13.0x) was multiplied by the 2025E EBITDA contribution of Shenzhen Squirrel’s skincare business unit of $102.7M, to derive an EV of $92.3M. These two EVs were added together for a total EV of $218.7 million. The Net Debt (of -$1.0 million) was added to the EV to obtain an implied equity value using this analysis of $217.7 million.

The table below summarizes certain observed historical and projected financial performance and trading multiples of the selected public companies were sourced from S&P Capital IQ and Refinitiv data as of September 9, 2024.

Digital Advertising/Brand Marketing	09/09/24		Balance Sheet		EV /
		Stock	Market	Enterprise	EBITDA
Company Name	Symbol	Price	Capitalization	Value	2025E
Magnite	NASDAQ:MGNI	$13.12	$1,851.2	$2,147.7	9.4x
DoubleVerify	NYSE:DV	$18.12	$3,080.4	$2,832.2	11.2x
SimilarWeb	NYSE:SMWB	$8.93	$722.4	$700.3	21.4x
Easy Click Worldwide Network Technology Co Ltd	SZSE:301171	$1.90	$896.6	$608.4	11.5x
Inmyshow Digital Technology Group Co Ltd	SSE:600556	$0.50	$903.9	$762.0	19.2x
Zhewen Interactive Group Co Ltd	SSE:600986	$0.59	$877.5	$900.5	20.5
($ in millions, except per share data)				MEDIAN	15.4x

Self-Owned Branded Skincare Product	09/09/24		Balance Sheet		EV /
		Stock	Market	Enterprise	EBITDA
Company Name	Symbol	Price	Capitalization	Value	2025E
e.l.f. Beauty Inc	NYSE: ELF	$122.60	$6,913.4	$7,108.7	23.4 x
The Estee Lauder Companies Inc	NYSE: EL	$87.50	$31,388.0	$37,819.0	14.5 x
Coty Inc	NYSE: COTY	$8.99	$7,802.0	$11,907.3	10.0 x
Guangdong Marubi Biotechnology Co Ltd	SSE: 603983	$3.10	$1,243.1	$1,031.3	13.0 x
Yunnan Botanee Bio-Technology Group Co LTD	SZSE: 300957	$5.81	$2,856.2	$2,465.7	11.6 x
Proya Cosmetics Co Ltd	SSE: 603605	$12.66	$5,023.0	$4,611.2	13.1 x
($ in millions, except per share data)				MEDIAN	13.0x

Comparable Precedent M&A Transaction Analysis

Revere analyzed the last 3 years (since June 2021) of merger & acquisition (“M&A”) transaction data to find similar transactions where the targets being acquired most resembled Shenzhen Squirrel. The universe of transactions where there were similarities to Shenzhen Squirrel, and where financial data was recorded for the transaction value was generally limited, as is usually the case versus the comparable public companies. The criteria used for the selected transactions were those in which the targets most resembled Shenzhen Squirrel, and included (i) targets with business models in two different industry sectors, operates in brand marketing/digital marketing sector and provides B2B service in marketing content generation/distribution, ads data measurement, brand marketing strategy and/or e-commerce sales, or self-owned branded skincare/cosmetics product  because Shenzhen Squirrel projects to have a significant portion of its business in the skincare space, (ii) transactions that occurred with companies headquarters in the United States, Canada, Europe, or Asia Pacific. (iii) transactions where the identified the enterprise value/LTM EBITDA multiple were known and positive.

The median EV/2025E EBITDA multiple for the brand marketing/digital marketing sector (of 18.0x) was multiplied by the 2025E EBITDA contribution of Shenzhen Squirrel’s brand marketing/digital marketing business unit of $8.2M, to derive an EV of $147.6M. The median EV/2025E EBITDA multiple for the skincare sector (of 14.2x) was multiplied by the 2025E EBITDA contribution of Shenzhen Squirrel’s skincare business unit of $7.1M, to derive an EV of $100.7M. These two EVs were added together for a total EV of $248.3M. The Net Debt (of -$1.0M) was added to the EV to obtain an Implied Equity Value using this analysis of $247.3M.

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The table below summarizes the Comparable Precedent M&A Transaction data set and was sourced from S&P Capital IQ data as of September 9, 2024.

Closed Date	Headquarters	Target / Issuer	Transaction Value	Enterprise Vale/EBITDA	Buyer/Investor
11/15/2022	US / Canada	ChannelAdvisor Corporation	$732.7	26.0 x	CommerceHub, Inc.
11/30/2021	Europe	Emakina Group SA	$157.6	16.1 x	EPAM Systems, Inc. (NYSE:EPAM)
12/15/2021	Europe	Artefact SA	$147.7	19.8 x	Ardian
06/15/2021	Asia / Pacific	BlueFocus Intelligent Communications Group Co., Ltd. (SZSE:300058)	$142.1	14.9 x	Lakala Payment Co., Ltd. (SZSE:300773)
03/28/2022	Asia / Pacific	SoldOut, Inc.	$153.2	28.3 x	Hakuhodo DY Holdings Inc (TSE:2433)
03/08/2024	US / Canada	Stuzo, LLC	$189.2	13.5 x	ParTech, Inc.
			MEDIAN	18.0 x

Closed Date	Headquarters	Target / Issuer	Transaction Value	Enterprise Vale/EBITDA	Buyer/Investor
10/30/2023	US / Canada	Lucas Meyer Cosmetics Canada, Inc.	$810.0	16.3 x	Clariant AG (SWX:CLN)
04/16/2024	Asia / Pacific	PT Industri Jamu dan Farmasi Sido Muncul Tbk (IDX:SIDO)	$233.0	14.2 x	-
06/15/2021	Europe	NutraQ AS	$366.3	16.5 x	Orkla Health AS
09/06/2022	US / Canada	Hero Cosmetics, Inc.	$630.0	14.0 x	Church & Dwight Co., Inc. (NYSE:CHD)
11/08/2021	Asia / Pacific	PT Victoria Care Indonesia Tbk (IDX:VICI)	$43.0	11.2 x	KV Asia Capital Pte. Ltd.
			MEDIAN	14.2 x

Miscellaneous

The discussion set forth above is a summary of the material financial analyses presented by Revere to the HSPO Special Committee in connection with the Revere Opinion and is not a comprehensive description of all analyses undertaken by Revere in connection with the Revere Opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Revere believes that its analyses summarized above must be considered as a whole. Revere further believes that selecting portions of its analyses and the factors considered, or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Revere’s analyses and opinion as provided in the Revere Opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

The estimates of the future performance of HSPO in or underlying Revere’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Revere’s analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Revere’s view of the actual values of the HSPO Ordinary Shares.

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Conclusion

The values derived from the different analyses that Revere used show a range between $217.7 million to $247.3 million. The Equity Valuation based on a valuation of Shenzhen Squirrel of $200.0 million is below the valuation ranges of the financial analyses described above.

Based on its analysis, as provided in the Revere Opinion, it is Revere’s opinion that, (i) the Merger Consideration is fair, from a financial point of view, to HSPO and HSPO’s unaffiliated public shareholders and (ii) Shenzhen Squirrel has an aggregate fair market value equal to at least 80 percent of net assets held in the trust account (excluding deferred underwriting commissions and taxes payable on the income earned on the trust account).

The type and amount of consideration payable in the Transactions was determined through negotiations between HSPO and Shenzhen Squirrel and was approved by the HSPO Special Committee. The decision to enter into the Transactions Agreement was solely that of the HSPO Special Committee. Revere conducted its analysis independently and except for materials provided by HSPO and Shenzhen Squirrel, Revere did not receive instructions from or limitation imposed by HSPO or its Sponsor, or Shenzhen Squirrel in rendering the Revere Opinion, nor did Revere recommend the type and amount of consideration payable or the valuation of Shenzhen Squirrel in the Transactions. As described above, the Revere Opinion and the underlying analyses was only one of many factors considered by the HSPO Special Committee in its evaluation of the Transactions and should not be viewed as determinative of the views of the HSPO or Shenzhen Squirrel’s management with respect to the Transactions.

Fees and Expenses

As compensation for Revere’s services in connection with the rendering of the Revere Opinion to the HSPO Special Committee, HSPO agreed to pay Revere a fee of $100,000. $50,000 of the fee was paid as a retainer, and the remaining $50,000 was paid upon delivery of the Revere Opinion. HSPO agreed to indemnify Revere against certain liabilities arising out of or in connection with the services rendered. Revere will not receive any other significant payment or compensation contingent upon the successful consummation of the Transactions. No portion of Revere’s fee is refundable or contingent upon the conclusion reached in the Revere Opinion.  There has not been any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Revere, its affiliates, and/or unaffiliated representative; and HSPO and/or their respective affiliates.

Certain Unaudited Shenzhen Squirrel Prospective Financial Information

Shenzhen Squirrel provided HSPO with its internally prepared forecasts, as described below. These forecasts were prepared by Shenzhen Squirrel solely for internal use, including budgeting and other management purposes, are subjective in many respects and are therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments, and were not intended for third-party use, including by investors or holders. Shenzhen Squirrel has affirmed to HSPO that its projections reflect the view of Shenzhen Squirrel's management or board of directors about its future performance as of the most recent practicable date prior to the date of this proxy statement/prospectus. You are cautioned not to rely on the forecasts in making a decision regarding the Transactions, as the forecasts may be materially different than actual results.

The forecasts are based on information provided to the HSPO Special Committee prior to the meeting at which it approved the Transactions Agreement and the Transactions, and reflect numerous assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict and many of which are beyond Shenzhen Squirrel’s control, such as the risks and uncertainties described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus. In developing the projected financial information, numerous significant assumptions were made, in addition to the assumptions described above, with respect to Shenzhen Squirrel’s business for the periods covered by the financial projections. The prospective financial information was based on the following quantitative assumptions that Shenzhen Squirrel’s management believed to be material, appropriate and reasonable at the time the financial information was prepared, based on the information Shenzhen Squirrel had at that time:

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Estimation of Revenue

For the years ended September 30, 2022, and 2023, Shenzhen Squirrel mainly operated in brand marketing services for e-commerce in mainland China and achieved $3.0 million of revenue across 37 customers and $4.88 million of revenue across 32 customers, respectively. Shenzhen Squirrel‘s management expects to increase average revenue per customer and increase the revenue from brand marketing services to $6.03 million, or grow by 23.6%, across 32 customers in 2024. In 2025, Shenzhen Squirrel is expected to start its ads placement business and further expand its customer base for brand marketing services. Specifically, Shenzhen Squirrel expects to increase its own advertising budget, host in-person seminars, convert some of its future ads placement customers, and attract more customers from its airport/social media advertisements. Therefore, for its brand marketing services, Shenzhen Squirrel expects to reach $12.34 million in revenue, or grow by 104.5%, across 66 customers in 2025.

For the year ending September 30, 2024, Shenzhen Squirrel started operating its intelligent digital marketing services, leveraging its AIGC platform. Shenzhen Squirrel expects to have 1 customer with around $16,500 revenue in 2024. Shenzhen Squirrel expects to attract more customers for its intelligent digital marketing business in 2025 through (a) conversion of its existing and new customers, with nearly 400 previous customers, typically requiring 10-20 accounts each, (b) conversion of its future ads placement customers, (c) partnerships with other companies, and (d) through the demonstration of its AI platform in Shenzhen Squirrel’s seminars. As a result, Shenzhen Squirrel anticipates to generate a total revenue of $5.0 million membership fees from 2,645 customers. Additionally, Shenzhen Squirrel expects to secure 10 customers for custom video production and advertising campaign planning, representing a further 0.4% of this intelligent digital marketing customer base. These efforts will generate approximately $5.48 million in intelligent digital marketing revenue in total in 2025.

For the year ending September 30, 2025, Shenzhen Squirrel plans to leverage its experience in brand marketing and e-commerce to start its self-owned skincare brand by cooperating with companies with manufacturing capabilities. Shenzhen Squirrel plans to adopt a diversified marketing strategy through different major e-commerce platforms in China and reach a total revenue of approximately $13.7 million in 2025.

For the year ending September 30, 2025, Shenzhen Squirrel expects to realize its ads placement business. Shenzhen Squirrel plans to quickly acquire customers through multiple channel partners and utilize its own platform to execute ads placements and access performance data. Shenzhen Squirrel expects to secure 208 customers, each contributing an average order value of approximately $13,157 USD, resulting in total revenue of around $27.4 million in 2025.

Estimation of Cost of Revenue

Shenzhen Squirrel’s cost of revenue was $2.7 million in 2022 and $2.9 million in 2023, resulting in gross margins of 9.9% and 40.8%, respectively. Shenzhen Squirrel management estimates that the cost of revenue will be $2.5 million in 2024 and $35.7 million in 2025, leading to projected gross margins of 58.0% and 39.5%, respectively. While the implementation of Shenzhen Squirrel's AI platform and the launch of its high-margin skincare brand are expected to improve the overall gross margin, the substantial expansion of its ads placement business, expected to lower gross margin, will contribute to a lower overall gross margin in 2025.

Estimation of Operating Expense

Shenzhen Squirrel’s operating expense ratio in 2022 and 2023 was 25.2% and 17.8%, respectively. Shenzhen Squirrel estimated that the operating expense rate for 2024 and 2025 to be 21.7% and 13.5%, respectively, because Shenzhen Squirrel management expects that increases in expected revenues will lead to a reduction in the operating expense ratio as revenues increase relative to operating expenses.

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Estimation of EBITDA

Shenzhen Squirrel estimated the EBTIDA for 2024 and 2025 to be $2.9 million and $15.3 million, respectively. Shenzhen Squirrel expects EBITDA to increase in line with increased revenue and scale, somewhat offset by higher cost of revenue and operating expenses across the major business segments as Shenzhen Squirrel continues to expand to support its revenue growth.

Marketing and Advertising Segments
In $ thousands	Financial Projection
Shenzhen Squirrel Projection	FY 2024E	FY 2025E
Revenue	$6,047	$45,230
Cost of revenue	$(2,540)	$(33,964)
Gross Profit	$3,507	$11,266
Selling Expense	$(258)	$(2,015)
G&A expenses	$(1,053)	$(1,028)
Operating income	$2,197	$8,224
Other income (expenses), net	$685	$-
EBITDA	$2,882	$8,224

Self-Owned Brand Segment
In $ thousands	Financial Projection
Shenzhen Squirrel Projection	FY 2024E	FY 2025E
Revenue	$-	$13,706
Cost of revenue	$-	$(1,713)
Gross Profit	$-	$11,993
Selling Expense	$-	$(4,797)
G&A expenses	$-	$(137)
Operating income	$-	$7,059
Other income (expenses), net	$-	$-
EBITDA	$-	$7,059

The projected financial information was also prepared using the following assumptions that Shenzhen Squirrel’s management believed to be material:

•

The general PRC e-commerce market and skincare market will show relatively fast growth during the forecast period. According to iiMedia Research, the skincare market in China achieved 9.3% year-over-year growth in 2023, reaching RMB 280.4 billion (US$38.5 billion). The market is expected to grow by 7.5% and 5.7% in 2024 and 2025, respectively, reaching RMB 301.4 billion (US$41.3 billion) and RMB 318.6 billion (US$43.7 billion). Shenzhen Squirrel expects to grow its self-owned skincare brand by taking advantage of this expanding market and rising demand of skincare products.

·

Shenzhen Squirrel will successfully launch a skincare brand in this highly competitive sector. Shenzhen Squirrel plans to have product samples ready and finalize product formulations and packaging by late 2024, with a full-scale launch of its brand expected in the first quarter of 2025. Leveraging its experience in brand marketing and e-commerce, Shenzhen Squirrel expects to support the launch of its brand by a combination of online marketing strategies, collaborations with KOLs, and offline initiatives, such as pop-up store, to overcome potential competitions and plans to reach a total revenue of approximately $13.7 million in its skincare brand in 2025.

•	Shenzhen Squirrel will expand its customer base for both brand marketing and digital marketing through multiple channels and will effectively convert potential customers into binding contracts;

•	Shenzhen Squirrel will achieve strong growth in its digital marketing segment and will attract a number of new clients;

•	Shenzhen Squirrel will continue to upgrade and improve its technology platform to support business growth and will differentiate itself from competitors;

•	Shenzhen Squirrel will successfully develop its ads placement platform to introduce its ads placement business and will realize and recognize sales revenue;

•	Shenzhen Squirrel will implement human resource and internal management changes to maintain stable G&A expenses despite projected revenue growth.

•	Shenzhen Squirrel will expand its EBITDA by scaling its core business segments while maintaining cost management and operational efficiency to support profitability;

•

Shenzhen Squirrel will secure necessary funding to support its operations, future capital expenditures, and the development of new business initiatives, ensuring sufficient financial resources to carry out its growth plans; and

•	Shenzhen Squirrel will diversify its revenue streams by developing new business segments, including skincare brand and ads placement services, while capitalizing on synergies with existing business.

Although the assumptions and estimates on which the forecasts for revenue, gross profit and EBITDA are based are believed by Shenzhen Squirrel’s management to be reasonable and based on the best then-currently available information, the financial forecasts are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Shenzhen Squirrel’s control. While all forecasts are necessarily speculative, Shenzhen Squirrel believes that the prospective financial information covering periods beyond twelve months from its date of preparation carries increasingly higher levels of uncertainty and should be read in that context. There will be differences between actual and forecasted results, and actual results may be materially greater or materially less than those contained in the forecasts. In addition, the prospective financial information is not being included in this proxy statement/prospectus to influence your decision whether to vote in favor of any proposal presented at the Shareholder Meeting but is being included because such forecasts were made available to the HSPO Special Committee in connection with its evaluation of Shenzhen Squirrel. The inclusion of the forecasted financial information in this proxy statement/prospectus should not be regarded as an indication that Shenzhen Squirrel, HSPO or their respective representatives considered or consider the forecasts to be a reliable prediction of future events, and reliance should not be placed on the forecasts.

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Satisfaction of 80% Test

HSPO’s initial business combination must occur with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the assets held in the Trust Account (excluding the amount of Deferred Underwriting Fee held in the Trust Account and taxes payable on the income earned on the Trust Account and less any interest earned thereon that is released to HSPO for its taxes) at the time of signing a definitive agreement to enter into a business combination. HSPO will not complete a business combination unless the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. The HSPO Board determined that this test was met in connection with the proposed Transactions.

Interests of HSPO’s Sponsor, Directors and Officers and others in the Transactions

When considering HSPO Board’s recommendation to vote in favor of approving the proposals set forth in this proxy statement/prospectus, HSPO shareholders should keep in mind that the Sponsor and HSPO’s directors and executive officers, have interests in such proposals that are different from, or in addition to (and which may conflict with), those of HSPO shareholders. These interests include, among other things, the interests listed below:

●

the beneficial ownership by the Sponsor of an aggregate of 1,707,000 Founder Shares and 385,750 Private Shares, which would become worthless if HSPO does not complete a business combination within the applicable time period, as the Sponsor has waived any right to redemption with respect to these shares. The Sponsor paid an aggregate of approximately $24,739.13, or $0.0144 per share, for the Founders Shares and $3,857,500, or $10.00 per share, for the Private Shares. Such HSPO Ordinary Shares held by the Sponsor have an aggregate market value of approximately $[__], based on the closing price of HSPO Ordinary Shares on the Record Date, resulting in a theoretical gain of approximately $[__] (or $[__] per share) for the Founder Shares and approximately $[__] (or $[__] per share) for the Private Shares;

●

the fact that Mr. Mingyu (Michael) Li, our Chief Executive Officer, Chief Financial Officer, Chairman of the Board and director, holds 1,707,000 Founder Shares via the Sponsor, and each of Angel Colon, Mark Singh, and Rodolfo Jose Gonzalez Caceres, independent directors of HSPO, respectively, holds 9,000, 5,000 and 4,000 Founder Shares, which would become worthless if HSPO does not complete a business combination within the applicable time period, as these directors and officers have waived any right to redemption with respect to these shares. Each of the said directors and officers of HSPO paid approximately $0.0144 per share for their Founder Shares. Such HSPO Ordinary Shares held by the foregoing persons have an aggregate market value of approximately $[__], based on the closing price of HSPO Ordinary Shares on the Record Date, resulting in a theoretical gain of approximately $[__] (or $[__] per share);

●

in order to finance transaction costs in connection with an intended initial business combination, the Sponsor, affiliates of the Sponsor, HSPO’s directors and officers, may, but are not obligated to, provide Working Capital Loans as may be required. As of the date hereof, HSPO has issued two (2) Sponsor Working Capital Notes  to the Sponsor and/or its designees in connection with the Working Capital Loans in a total amount of $300,000 and the Sponsor is expected to continue providing Working Capital Loans for expenses and costs associated with the Transactions and operation of HSPO. Additionally, if HSPO extends the time available to its to complete our business combination, the Sponsor, their affiliates or designee may deposit certain amount of the Extension Payments into the Trust Account to extend the time for HSPO to complete its business combination. As of the date hereof, HSPO issued one (1) Sponsor Extension Note to the Sponsor in a total amount of $70,000. The Sponsor has the right, but not the obligation, to convert the Sponsor Notes, in whole or in part, respectively, into Conversion Units, each consisting of HSPO Ordinary Share, one HSPO Warrant, and one HSPO Right. If the Sponsor does not convert the Sponsor Notes into the Conversion Units upon the Merger Closing, the Sponsor Notes will become intercompany notes between PubCo and the Sponsor upon the Merger Closing. HSPO or PubCo has the obligation to pay to the Sponsor the funds amounting to the principal amount of the Sponsor Notes if the Transactions is terminated pursuant to the Business Combination Agreement. HSPO or PubCo may use a portion of the working capital held outside the Trust Account to repay such funds amounting to the principal amount of the Sponsor Notes but no proceeds from the Trust Account would be used to repay such loaned amounts. In the event that HSPO fails to complete a business combination by December 27, 2024 (if extended), it is uncertain if HSPO has sufficient working capital held outside the Trust Account to fully repay the Sponsor Notes;

●

The fact that Mr. Xu Huang, a personal friend of Mr. Angxiong Zhao, the co-founder, Chief Executive Officer and Chairman of Shenzhen Squirrel injected capital contribution of $2,000,000 in the Sponsor to continue providing capital to HSPO which would entitle Mr. Xu Huang  to receive 200,000 Founder Shares upon the Merger Closing and, Shenzhen Squirrel, as of the date hereof, has made in the aggregate amount of $830,000 monthly Extension Payments to the Trust Account in support of the extension of the period that HSPO must complete the business combination. The Extension Payments made by Squirrel were evidenced by thirteen (13)  unsecured promissory notes in the total principal amount of $830,000 issued by HSPO to Squirrel (the “Squirrel Extension Notes” and together with the Sponsor Extension Note, collectively, the “Extension Notes”). Squirrel has the right, but not the obligation, to convert the Squirrel Extension Notes, in whole or in part, respectively, into the Conversion Units. However, Squirrel has agreed it will not convert the Squirrel Extension Notes into the Conversion Units, and upon the Merger Closing, the Squirrel Extension Notes will become intercompany notes between PubCo and Shenzhen Squirrel upon the Merger Closing;

●

the fact that the HSPO Insiders (including the Sponsor, certain HSPO officers and directors) have agreed not to redeem any HSPO Ordinary Shares held by them in connection with a shareholder vote to approve the proposed Transactions;

●

the fact that given the very low purchase price (of $25,000 in aggregate) that the HSPO Insiders paid for the Founder Shares as compared to the price of the HSPO Ordinary Shares sold in HSPO IPO, the HSPO Insiders may earn a positive rate of return on their investment even if the PubCo Ordinary Shares trade below the price initially paid for the HSPO Ordinary Shares in the HSPO IPO and the HSPO Public Shareholder may experience a negative rate of return following the completion of the Transactions;

●

the fact that the HSPO Insiders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares and Private Shares held by them if HSPO fails to complete an initial business combination within the applicable time period. As a result of waiving liquidating distributions, if HSPO fails to complete an initial business combination within the applicable time period, the Sponsor would lose $3,857,500 for the purchase of Private Shares, and the HSPO Insiders would lose $25,000 for the purchase of the Founder Shares, and thus they would incur substantial loss of investment and will not be reimbursed for any out-of-pocket expenses;

●

the fact that the HSPO Insiders may be incentivized to complete the Transactions, or an alternative initial business combination with a less favorable company or on terms less favorable to shareholders, rather than to liquidate, in which case the HSPO Insiders would lose their entire investment. As a result, the HSPO Insiders may have a conflict of interest in determining whether the Group Companies are appropriate businesses with which to effectuate a business combination and/or in evaluating the terms of the Transactions;

●

the fact that pursuant to the Registration Rights Agreement, the HSPO Insiders can demand that PubCo register its registrable securities under certain circumstances and will also have piggyback registration rights for these securities in connection with certain registrations of securities that PubCo undertakes;

●	the continued indemnification of HSPO’s directors and officers and the continuation of HSPO’s directors’ and officers’ liability insurance after the Transactions (i.e. a “tail policy”); and

●

the fact that the HSPO Insiders, are, or may in the future become, affiliated with entities that are engaged in a similar business to HSPO. The HSPO Insiders are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to completing the Transactions. Accordingly, if any of HSPO’s officers or directors becomes aware of a business combination opportunity that is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to their fiduciary duties under applicable laws.

Anticipated Accounting Treatment

The Transactions are made up of the series of transactions provided for in the Business Combination Agreement as described elsewhere within this proxy statement/prospectus. The Transactions will be accounted for as a capital reorganization. Under this method of accounting, PubCo will be treated as the acquired company for financial reporting purposes. Accordingly, the Transactions will be treated as the equivalent of Squirrel issuing shares at the Closing for the net assets of HSPO as of the Closing Date, accompanied by a recapitalization. The net assets of HSPO will be stated at historical cost, with no goodwill or other intangible assets recorded and operations prior to the Transactions will be those of Squirrel. Squirrel has been determined to be the accounting acquiror for purposes of the Transactions based on an evaluation of the following facts and circumstances Notwithstanding the legal form, the Transactions will be accounted for as a reverse recapitalization in accordance with GAAP:

•	Squirrel’s operations prior to the Transactions will comprise the ongoing operations of PubCo;

•	Squirrel’s existing senior management team will comprise all or majority of the senior management team of PubCo; and

•

Squirrel HoldCo Shareholders are expected to collectively have, assuming a no redemption scenario, up to 70.1% of the aggregate voting power of PubCo (or up to 83.8% assuming a maximum redemption scenario).

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Regulatory Matters

The Business Combination Agreement and the transactions contemplated by the Business Combination Agreement are subject to a closing condition that any additional federal, state or foreign regulatory requirement or approval be obtained, including filings with the Registrar of Companies in the Cayman Islands in accordance with the Cayman Companies Act necessary to effectuate the transactions contemplated by the Business Combination Agreement and filings with CSRC by Squirrel in connection with the Transactions.

Appraisal or Dissenters’ Rights

HSPO Shareholders may be entitled to give notice to HSPO prior to the Extraordinary General Meeting that they wish to dissent to the Merger and to receive payment of fair market value for his or her shares if they follow the procedures set out in the Cayman Companies Act, noting that any such dissention rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Companies Act which states that no such dissention rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange at the expiry date of the period allowed for written notice of an election to dissent under Section 238(5) of the Cayman Companies Act provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. It is HSPO’s view that such fair market value would equal the amount which shareholders would obtain if they exercised their redemption rights as described herein. See “Extraordinary General Meeting of HSPO Shareholders — Appraisal or Dissenters’ Rights.”

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that Horizon Space Acquisition I Corp. (“HSPO”)’s entry into and execution of the business combination agreement (as the same may be amended, restated or supplemented, the “Business Combination Agreement”) on September 16, 2024, with Squirrel Enlivened Technology Co., Ltd, a Cayman Islands exempted company limited by shares (“HoldCo”), Squirrel Enlivened International Co., Ltd, a Cayman Islands exempted company limited by shares (“PubCo”) and Squirrel Enlivened Overseas Co., Ltd, a Cayman Islands exempted company limited by shares (“Merger Sub”), a copy of which is included as Annex A to the accompanying proxy statement/prospectus, pursuant to which, among other things, (i) HoldCo will merge with and into PubCo in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”), whereupon the separate existence of HoldCo will cease, and PubCo will be the surviving company (the “Reorganization”), and (b) at least one (1) business day after the closing of the, Merger Sub will merge with and into HSPO in accordance with the Cayman Companies Act, whereupon the separate existence of Merger Sub will cease, and HSPO will be the surviving company, in accordance with the terms and subject to the conditions of the Business Combination Agreement, and the transactions contemplated thereby be approved, ratified and confirmed in all respects.”

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Votes Required for Approval

The approval of the Business Combination Proposal requires the affirmative vote of the holders of at least a simple majority of the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence) or, where proxies are allowed, by proxy and entitled to vote thereon at the Extraordinary General Meeting.

The approval of the Business Combination Proposal is a condition to the consummation of the Transactions. Each of the Business Combination, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal and the Name Change Proposal is cross-conditioned on the approval of each other. If the Business Combination Proposal is not approved, the other Proposals (except the Adjournment Proposal, as described below) shall not be presented to the HSPO Shareholders for a vote.

An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

Recommendation of HSPO Board of Directors

THE HSPO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HSPO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — THE MERGER PROPOSAL

Overview

Assuming the Business Combination Proposal is approved at the Extraordinary General Meeting, as required by the Cayman Companies Act and the HSPO Charter, holders of HSPO Ordinary Shares are being asked to authorize the Merger and the Plan of Merger.

By authorizing the Merger and the Plan of Merger, Merger Sub will merge with and into HSPO in in accordance with the Plan of Merger with HSPO being the surviving company following the Merger, subject to the terms and conditions set forth in the Business Combination Agreement. A copy of the Plan of Merger is attached to this proxy statement/prospectus as Annex B.

The full text of the resolutions to be passed is as follows:

“RESOLVED, as a special resolution, that,

(a)

HSPO be authorized to merge with Merger Sub so that HSPO be the surviving company and all the undertaking, property and liabilities of Merger Sub vest in SPAC by virtue of such merger pursuant to the Companies Act (As Revised) of the Cayman Islands;

(b)

the Plan of Merger, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B (the “Plan of Merger”), be authorized, approved and confirmed in all respects and HSPO be authorized to enter into the Plan of Merger; and

(c)

the Plan of Merger be executed by any one director of HSPO on behalf of HSPO and any director or Maples and Calder (Cayman) LLP or Maples and Calder (Hong Kong) LLP, on behalf of Maples Corporate Services Limited or Harneys Fiduciary (Cayman) Limited be authorized to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands.”

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Votes Required for Approval

The approval of the Merger Proposal requires the affirmative vote of at least two-thirds of the votes cast by the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence), or where proxies are allowed, by proxy and entitled to vote thereon at the Extraordinary General Meeting.

The approval of the Merger Proposal is a condition to the consummation of the Transactions. Each of the Business Combination Proposal, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal and the Name Change Proposal is cross-conditioned on the approval of each other. If the Merger Proposal is not approved, the other Proposals (except the Adjournment Proposal, as described below) shall not be presented to the HSPO Shareholders for a vote.

An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

A copy of the Plan of Merger, as will be in effect assuming approval of the Merger Proposal and upon consummation of the Transactions and filing with the Registrar of Companies of the Cayman Islands, is attached to this proxy statement/prospectus as Annex B.

Recommendation of HSPO Board of Directors

THE HSPO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HSPO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

The existence of financial and personal interests of one or more of HSPO’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of HSPO and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, HSPO’s Sponsor, directors and officers have interests in the Transactions that may conflict with or be in addition to your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — HSPO Board’s Reasons for the Approval of the Transactions” for a further discussion of these considerations.

PROPOSAL NO. 3 — THE AMENDED M&A PROPOSAL

Overview

Assuming the Business Combination Proposal and the Merger Proposal are approved at the Extraordinary General Meeting, shareholders are being asked to approve, with effect from the effective time of the Merger, the HSPO Charter be amended and restated by the deletion in their entirety and the substitution in their place of the proposed Amended M&A. The Amended M&A is attached to this proxy statement/prospectus as Annex C.

The full text of the resolutions to be passed is as follows:

“RESOLVED, as a special resolution, that, with effect from the effective time of the Merger, the amended and restated memorandum and articles of association of HSPO currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the proposed second amended and restated memorandum and articles of association attached to the accompanying proxy statement/prospectus as Annex C.”

Recommendation of HSPO Board of Directors

THE HSPO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HSPO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE AMENDED M&A PROPOSAL.

The existence of financial and personal interests of one or more of HSPO’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of HSPO and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, HSPO’s Sponsor, directors and officers have interests in the Transactions that may conflict with or be in addition to your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — HSPO Board’s Reasons for the Approval of the Transactions” for a further discussion of these considerations.

PROPOSAL NO. 4 — THE AUTHORIZED SHARE CAPITAL AMENDMENT PROPOSAL

Overview

Assuming the Business Combination Proposal and the Merger Proposal are approved at the Extraordinary General Meeting, shareholders are being asked to approve, with effect from the effective time of the Merger, the reclassification and re-designation of (a) 490,000,000 issued and unissued HSPO Ordinary Shares of a par value of $0.0001 each to [490,000,000] issued and unissued ordinary shares of a par value of $[0.0001] each; and (b) 10,000,000 authorized but unissued preference shares of a par value of $0.0001 each to 10,000,000 authorized but unissued ordinary shares of a par value of $0.0001 each (the “Re-designation”) so that following such Re-designation, the authorized share capital of HSPO shall be $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each.

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The full text of the resolutions to be passed is as follows:

“RESOLVED, as an ordinary resolution, that, with effect from the effective time of the Merger, the authorized share capital of HSPO be reclassified and re-designated as follows: (a) 490,000,000 issued and unissued HSPO Ordinary Shares of a par value of $0.0001 each be reclassified and re-designated as [490,000,000] issued and unissued ordinary shares of a par value of $[0.0001] each; and (b) 10,000,000 authorized but unissued preference shares of a par value of $0.0001 each be reclassified and re-designated as 10,000,000 authorized but unissued ordinary shares of a par value of $0.0001 each (the “Re-designation”) so that following such Re-designation, the authorized share capital of HSPO shall be $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each.”

Votes Required for Approval

The approval of the Authorized Share Capital Amendment Proposal requires the affirmative vote of at least a simple majority of the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence) or, where proxies are allowed, by proxy and entitled to vote thereon at the Extraordinary General Meeting.

Each of the Business Combination Proposal, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal and the Name Change Proposal is cross-conditioned on the approval of each other. If the Authorized Share Capital Amendment Proposal is not approved, the other Proposals (except the Adjournment Proposal, as described below) shall not be presented to the HSPO Shareholders for a vote.

An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

A copy of the Amended M&A is attached to this proxy statement/prospectus as Annex C.

Recommendation of HSPO Board of Directors

THE HSPO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HSPO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE AUTHORIZED SHARE CAPITAL AMENDMENT PROPOSAL.

The existence of financial and personal interests of one or more of HSPO’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of HSPO and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, HSPO’s Sponsor, directors and officers have interests in the Transactions that may conflict with or be in addition to your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — HSPO Board’s Reasons for the Approval of the Transactions” for a further discussion of these considerations.

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PROPOSAL NO. 5 — THE CHANGE OF DIRECTOR PROPOSAL

Overview

Assuming the Business Combination Proposal and the Merger Proposal are approved at the Extraordinary General Meeting, shareholders are being asked to approve, with effect from the effective time of the Merger, to  appoint Angxiong Zhao as the sole director of HSPO being the surviving company following the Merger. Upon the Merger Effective Time, Mr. Angxiong Zhao will become the sole director of HSPO. However, for the information of the officers and directors of PubCo, which will become a public company following the Transactions, please see “Management of PubCo Following the Transactions” for the detailed information.

The full text of the resolutions to be passed is as follows:

“RESOLVED, as an ordinary resolution, that, with effect from the effective time of the Merger, to appoint Angxiong Zhao as the sole director of HSPO being the surviving company following the Merger, be approved and authorized in all respects.”

Votes Required for Approval

The approval of the Change of Director Proposal requires the affirmative vote of at least a simple majority of the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence) or, where proxies are allowed, by proxy and entitled to vote thereon at the Extraordinary General Meeting.

Each of the Business Combination Proposal, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal and the Name Change Proposal is cross-conditioned on the approval of each other. If the Change of Director Proposal is not approved, the other Proposals (except the Adjournment Proposal, as described below) shall not be presented to the HSPO Shareholders for a vote.

An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

Recommendation of HSPO Board of Directors

THE HSPO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HSPO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CHANGE OF DIRECTOR PROPOSAL.

The existence of financial and personal interests of one or more of HSPO’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of HSPO and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, HSPO’s Sponsor, directors and officers have interests in the Transactions that may conflict with or be in addition to your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — HSPO Board’s Reasons for the Approval of the Transactions” for a further discussion of these considerations.

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PROPOSAL NO. 6 — THE NAME CHANGE PROPOSAL

Overview

Assuming the Business Combination Proposal and the Merger Proposal are approved at the Extraordinary General Meeting, shareholders are being asked to approve, with effect from the effective time of the Merger, to change the name of HSPO from “Horizon Space Acquisition I Corp.” to “Squirrel Enlivened Global Co., Ltd”.

The full text of the resolutions to be passed is as follows:

“RESOLVED, as a special resolution, that, with effect from the effective time of the Merger, the name of SPAC be changed from “Horizon Space Acquisition I Corp.” to “Squirrel Enlivened Global Co., Ltd””

Votes Required for Approval

The approval of the Name Change Proposal requires the affirmative vote of at least two-thirds of the votes cast by the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence) or, where proxies are allowed, by proxy and entitled to vote thereon at the Extraordinary General Meeting.

Each of the Business Combination Proposal, the Merger Proposal, the Amended M&A Proposal, the Authorized Share Capital Amendment Proposal, the Change of Director Proposal, the Name Change Proposal is cross-conditioned on the approval of each other. If the Name Change Proposal is not approved, the other Proposals (except the Adjournment Proposal, as described below) shall not be presented to the HSPO Shareholders for a vote.

An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

Recommendation of HSPO Board of Directors

THE HSPO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HSPO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NAME CHANGE PROPOSAL.

The existence of financial and personal interests of one or more of HSPO’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of HSPO and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, HSPO’s Sponsor, directors and officers have interests in the Transactions that may conflict with or be in addition to your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — HSPO Board’s Reasons for the Approval of the Transactions” for a further discussion of these considerations.

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PROPOSAL NO. 7 — THE ADJOURNMENT PROPOSAL

General

HSPO Shareholders are being asked to adopt the Adjournment Proposal, if presented.

The Adjournment Proposal, if adopted, shall allow HSPO’s board of directors to adjourn the Extraordinary General Meeting to a later date or dates, if necessary. In no event shall HSPO solicit proxies to adjourn the Extraordinary General Meeting or consummate the Transactions beyond the date by which it may properly do so under the HSPO Charter and the Cayman Islands laws. The purpose of the adjournment proposal is to provide more time to meet the requirements that are necessary to consummate the Transactions. See “Proposal No. 1 — The Business Combination Proposal — Interests of HSPO’s Sponsor, Directors and Officers and Others in the Transactions.”

Consequences If the Adjournment Proposal Is Not Approved

If the Adjournment Proposal is presented to the meeting and is not approved by the shareholders, HSPO’s Board may not be able to adjourn the Extraordinary General Meeting to a later date or dates. In such event, the Transactions would not be completed.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the Extraordinary General Meeting to a later date or dates to be determined by the chairman of the Extraordinary General Meeting, if necessary, to permit further solicitation, and vote of proxies is hereby confirmed, ratified and approved in all respects.”

Votes Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of at least a simple majority of the holders of the issued and outstanding HSPO Ordinary Shares being entitled to do so, voting as a single class, who are present in person (including virtual presence) or, where proxies are allowed, by proxy and entitled to vote thereon at the Extraordinary General Meeting.

An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

Recommendation of HSPO Board of Directors

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THE HSPO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HSPO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

MATERIAL TAX CONSIDERATIONS

United States Federal Income Tax Considerations

The following is a discussion of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) that either (i) participate in the Transactions, including of owning and disposing of HSPO shares, or (ii) elect to have their HSPO Public Shares redeemed for cash. To the extent that the discussion below relates to matters of U.S. federal income tax consequences of the Transactions, it is the opinion of HSPO’s tax counsel, Messina Madrid Law PA. This discussion addresses only those holders of HSPO shares that hold their HSPO Ordinary Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

•	the HSPO Initial Shareholders;

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of any class of our shares;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or

•	persons whose functional currency is not the U.S. dollar.

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This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which could apply retroactively and affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax provisions of the Code or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the IRS regarding the Transactions or an exercise of redemption rights. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any of our ordinary shares and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Transactions and an exercise of redemption rights to them.

EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE TRANSACTIONS AND AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

As used herein, a “U.S. Holder” is a beneficial owner of HSPO Ordinary Shares or PubCo Ordinary Shares following the Merger Closing (as the case may be) who or that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States,

•

a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•

a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

Effects of the Transactions to U.S. Holders

The U.S. federal income tax consequences of the Transactions will depend primarily upon whether the Transactions qualifies as a “reorganization” within the meaning of Section 368 of the Code. The provisions of the Code that govern reorganizations are complex and are based on typical transaction structures effected under U.S. law. To qualify as a reorganization, a transaction must satisfy certain requirements, including, among others, that the acquiring corporation continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business, in each case, within the meaning of Treasury Regulations Section 1.368-1(d). However, if a significant number of shareholders of HSPO decide to redeem their Public Shares, the “continuity of business enterprise” and the “continuity of interest” requirements that are necessary to qualify a reorganization as tax deferred under Section 368(a) of the Code may not be satisfied. Moreover, qualification of the Merger as a tax deferred Reorganization is based on facts which will not be known until the closing of the Merger. As a result, legal counsel to HSPO federal income tax matters is not able to render an opinion as to the qualification of the Reorganization under Section 368(a) of the Code. U.S. Holders should be aware that the completion of the Transactions is not conditioned on the receipt of an opinion of counsel that the Transactions qualifies as a “reorganization,” nor that a ruling from the IRS with respect to the U.S. federal income tax treatment of the Transactions has been requested or is intended to be requested.  There can be no assurance that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”), and under Section 368(a)(2)(D) of the Code provide that a reorganization will qualify as a tax free reorganization when “a target corporation is acquired by the subsidiary of a parent" (a “forward triangular merger”). Pursuant to the Transactions, Merger Sub will merge with and into HSPO, and HSPO becomes a direct, wholly-owned subsidiary of PubCo.

Tax Counsel to HSPO is filing a long-form tax opinion consistent with this tax disclosure and has prepared language stating that the Transactions will qualify as a tax-deferred reorganization under Section 368(a) of the Code. Such language is filed as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms a part and is based on customary assumptions, representations and covenants. If any of the assumptions, representations or covenants on which the confirmation is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the language described above may be adversely affected and the tax consequences of the Transactions could differ from those described herein. Neither language disclosing a tax position nor an opinion of counsel is binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions or statements reflected in tax disclosure and related documents or that a court would not sustain such a challenge.

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Although U.S. persons generally do not recognize gain or loss on the receipt of stock pursuant to a “reorganization” under Section 368 of the Code, Section 367(a) of the Code, and Treasury Regulations promulgated thereunder, require 5 Percent Holders who do not enter into a GRA under applicable Treasury Regulations to recognize gain (but not loss) with respect to certain cross-border reorganizations. However, Section 367(a) should not apply to the F Reorganization in a manner that causes gain recognition to 5 Percent Holders who do not enter into a GRA under applicable Treasury Regulations, unless the exchange of shares is considered to be an indirect stock transfer under the applicable Treasury Regulations. For this purpose, an indirect stock transfer may occur if PubCo transfers the assets it acquires from HSPO pursuant to the F Reorganization to certain subsidiary corporations in connection with the Transactions. There are significant factual and legal uncertainties concerning the determination of whether the requirements of Section 367(a) will be satisfied which are not discussed herein. Application of Section 367(a) is based on facts which will not be known until the closing of the Merger. As a result, legal counsel to HSPO federal income tax matters is not able to render an opinion as to the application of Section 367(a) of the Code. The rules under Section 367(a) of the Code and Section 368 of the Code are complex and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations. If you believe that you will be a 5 Percent Holder, you are strongly urged to consult your tax advisor regarding the effect of the Transactions to you taking into account the rules of Section 367(a) of the Code (including the possibility of entering into a GRA under applicable Treasury Regulations).

Assuming that the Transactions qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. Holders of HSPO Ordinary Shares (or PubCo Ordinary Shares following the Merger Closing) will generally not recognize gain or loss for U.S. federal income tax purposes on the Transactions. The remaining discussion under this section assumes that the Transactions qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

All holders considering exercising redemption rights with respect to their ordinary shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Transactions and an exercise of redemption rights.

Basis and Holding Period Considerations

Assuming that the Transactions qualifies as a “reorganization” within the meaning of Section 368(a) of the Code: (i) the tax basis of a PubCo Ordinary Share received by a U.S. Holder in the Transactions will equal the U.S. Holder’s tax basis in the HSPO Share surrendered in exchange therefor, and (ii) the holding period for a share of PubCo Ordinary Share received by a U.S. Holder will include such U.S. Holder’s holding period for the HSPO share surrendered in exchange therefor. However, it is unclear whether the redemption rights with respect to the HSPO Ordinary Shares may prevent the holding period of the PubCo Ordinary Shares from commencing prior to the termination of such rights.

U.S. Federal Income Tax Considerations of Owning PubCo Ordinary Shares

Taxation of Dividends and Other Distributions on PubCo Ordinary Shares

Subject to the PFIC rules discussed below, if PubCo makes a distribution of cash or other property to a U.S. Holder of PubCo Ordinary Shares, such distributions will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of PubCo’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its PubCo Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such PubCo Ordinary Shares. Because PubCo does not expect to determine its earnings and profits on the basis of U.S. federal income tax principles, any distribution paid by PubCo will generally be reported as a dividend.

With respect to non-corporate U.S. Holders, dividends will generally be taxed at preferential long-term capital gains rates only if (i) PubCo Ordinary Shares are readily tradable on an established securities market in the United States or (ii) PubCo is eligible for the benefits of an applicable income tax treaty, in each case provided that PubCo is not treated as a PFIC in the taxable year in which the dividend was paid or in any previous year and certain other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to PubCo Ordinary Shares.

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Taxation on the Disposition of PubCo Ordinary Shares

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of PubCo Ordinary Shares, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in such ordinary shares.

Under tax law currently in effect, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. However, it is unclear whether the redemption rights with respect to the HSPO Ordinary Shares may prevent the holding period of the PubCo Ordinary Shares from commencing prior to the termination of such rights. The deductibility of capital losses is subject to various limitations.

PFIC Considerations

Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income, if (1) no predecessor of the foreign corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years.

PFIC Status of HSPO and PubCo

Although a foreign corporation’s PFIC determination will be made annually, a determination that HSPO or PubCo is a PFIC will generally continue to apply to subsequent years in which a U.S. Holder continues to hold shares in such entity (including a successor entity), whether or not such entity is a PFIC in those subsequent years. Because, following the Transactions, PubCo will be treated as the successor to HSPO for U.S. federal income tax purposes, any PubCo Ordinary Shares received in exchange for HSPO Ordinary Shares in the Transactions may, in the absence of certain elections described below, be treated as stock of a PFIC if HSPO was treated as a PFIC during the holding period of a U.S. Holder.

Based on the anticipated timing of the Transactions, the anticipated assets and income of the combined company and the application of the start-up exception, HSPO or its successor PubCo (as the case may be) are not currently expected to be treated as a PFIC for the current taxable year ending on December 31, 2024 (the “Current Taxable Year”) or the foreseeable future. However, as further discussed below, the facts on which any determination of PFIC status are based may not be known until the close of each taxable year in question, and, in the case of the Current Taxable Year, until as late as the close of two subsequent taxable years. Additionally, there is uncertainty regarding the application of the start-up exception.

Although HSPO or PubCo (as the case may be) will likely meet the PFIC income or asset tests for the Current Taxable Year, the start-up exception is expected to apply to prevent such entity from being treated as a PFIC for the Current Taxable Year provided that the combined company does not meet either test in the two years subsequent to the Current Taxable Year. Based on the anticipated timing of the Transactions and the anticipated assets and income of the combined company, PubCo is not expected to meet either test for the year following the Current Taxable Year or the foreseeable future. However, the timing of the Transactions is not certain. If the Transactions is completed later than expected, it is possible that PubCo is treated as a PFIC for the taxable year following the Current Taxable Year, in which case the start-up exception will not apply. Additionally, if the Transactions is completed in the Current Taxable Year, it is possible that the Service takes the position that the start-up exception does not apply to the Current Taxable Year based on the view, consistent with a 2002 Field Service Advisory, that HSPO was a PFIC for the taxable year ending December 31, 2023, despite the fact that HSPO (PubCo’s predecessor) had no gross income in such taxable year. Moreover, because PFIC status is an annual factual determination, PubCo may become a PFIC in future if the composition of its income or assets, or the market price of the PubCo Ordinary Shares, were to change, regardless of whether the Transactions is completed within the expected timing or the start-up exception applies. Accordingly, there can be no assurance with respect to the PFIC status of HSPO or PubCo for the Current Taxable Year or any future taxable year.

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Application of PFIC Rules to Ordinary Shares

If (i)  HSPO or PubCo is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder and (ii) the U.S. Holder did not make a timely and effective QEF election for HSPO’s or PubCo’s (as the case may be) first taxable year as a PFIC in which the U.S. Holder held ordinary shares (whether HSPO Ordinary Shares or PubCo Ordinary Shares) (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”), a QEF election along with a purging election, or a “mark-to-market” election, each as described below under “QEF Election, Mark-to-Market Election and Purging Election,” then such holder will generally be subject to special rules (the “Default PFIC Regime”) with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its PubCo Ordinary Shares; and

•

any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of its ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such ordinary shares).

Under the Default PFIC Regime:

•

the U.S. Holder's gain or excess distribution will be allocated ratably over the U.S. Holder's holding period for its PubCo Ordinary Shares (taking into account the relevant holding period of the HSPO Ordinary Shares exchanged therefor);

•

the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which HSPO was or PubCo is a PFIC, will be taxed as ordinary income;

•

the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE REDEMPTION OF HSPO ORDINARY SHARES OR ON THE OWNERSHIP OR DISPOSITION OF PUBCO ORDINARY SHARES, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

 QEF Election, Mark-to-Market Election and Purging Election

In general, if HSPO or PubCo is determined to be a PFIC, a U.S. Holder may avoid the Default PFIC Regime with respect to its ordinary shares by making a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF Election”) for such holder’s First PFIC Holding Year. In order to comply with the requirements of a QEF election with respect to PubCo Ordinary Shares, a U.S. Holder must receive certain information from PubCo. Because PubCo does not intend to provide such information, however, the QEF Election will not be available to U.S. Holders with respect to PubCo Ordinary Shares. U.S. Holders are urged to consult their tax advisors with respect to any QEF Election previously made with respect to HSPO Ordinary Shares.

 `

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Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for such holder’s First PFIC Holding Year, such holder will generally not be subject to the Default PFIC Regime in respect to its ordinary shares as long as such shares continue to be treated as marketable shares. Instead, the U.S. Holder will generally include as ordinary income for each year in its holding period that PubCo or HSPO is treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its PubCo Ordinary Shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares in a taxable year in which HSPO or PubCo is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the Nasdaq. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of HSPO Ordinary Shares or PubCo Ordinary Shares under their particular circumstances.

PubCo Ordinary Shares treated as stock of a PFIC under the Default PFIC Regime (including PubCo Ordinary Shares received in exchange for HSPO Ordinary Shares that were so treated at the time of the Transactions) will continue to be treated as stock of a PFIC, including in taxable years in which PubCo ceases to be a PFIC, unless the applicable U.S. Holder makes a “purging election” with respect to such shares. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value on the last day of the last year in which HSPO or PubCo, as applicable, is treated as a PFIC, and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in such holder’s PubCo Ordinary Shares. U.S. Holders are urged to consult their tax advisors regarding the application of the purging elections rules to their particular circumstances.

If PubCo is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, U.S. Holders would generally be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if PubCo receives a distribution from, or disposes of all or part of PubCo’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not technically be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621(whether or not a QEF or market-to-market election is made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of PubCo Ordinary Shares should consult their own tax advisors concerning the application of the PFIC rules to PubCo Ordinary Shares under their particular circumstances.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

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Effects to U.S. Holders of Exercising Redemption Rights

Subject to the PFIC rules discussed above, the U.S. federal income tax consequences to a U.S. Holder of ordinary shares that exercises its redemption rights to receive cash in exchange for all or a portion of its ordinary shares will depend on whether the redemption qualifies as a sale of such shares redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code, as well as on whether such holder has made a timely QEF Election or mark-to-market election (each as discussed above).

It is expected that a redeeming U.S. Holder will generally be treated as selling its ordinary shares. The redemption of ordinary shares will generally qualify as a sale of the ordinary shares that are redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

For purposes of such tests, a U.S. Holder takes into account not only ordinary shares actually owned by such U.S. Holder, but also ordinary shares that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to ordinary shares owned directly, ordinary shares owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any ordinary shares such U.S. Holder has a right to acquire by exercise of an option, which would generally include shares which could be acquired pursuant to the exercise of the warrants.

The redemption of ordinary shares will generally be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of the respective entity’s outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80% of the percentage of the respective entity’s outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption. Prior to the Transactions, the ordinary shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the ordinary shares actually or constructively owned by such U.S. Holder are redeemed or (ii) all of the ordinary shares actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of ordinary shares owned by certain family members and such U.S. Holder does not constructively own any other ordinary shares. The redemption of ordinary shares will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in the respective entity. Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the above tests is satisfied, a redemption will be treated as a distribution under Section 301 of the Code with respect to ordinary shares, and the tax effects will be as described for distributions on PubCo Ordinary Shares under “—Taxation of Dividends and Other Distributions on PubCo Ordinary Shares” above. After the application of those rules, any remaining tax basis a U.S. Holder has in the redeemed ordinary shares will be added to the adjusted tax basis in such holder’s remaining ordinary shares. If there are no remaining ordinary shares, a U.S. Holder should consult its own tax advisors as to the allocation of any remaining basis.

Certain U.S. Holders may be subject to special reporting requirements with respect to a redemption of ordinary shares, and such holders should consult with their own tax advisors with respect to their reporting requirements.

ALL U.S. HOLDERS CONSIDERING EXERCISING REDEMPTION RIGHTS WITH RESPECT TO THEIR ORDINARY SHARES ARE URGED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE POTENTIAL TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS.

Cayman Islands Tax Considerations

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the PubCo Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

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The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the PubCo levied by the Government of the Cayman Islands except for certain stamp duties which may be applicable on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. There are no foreign exchange controls or foreign exchange regulations or currency restrictions in the Cayman Islands.

Material PRC Tax Considerations

Transactions

The SAT Bulletin 7 stipulates that if a non-resident enterprise indirectly transfers its equity interests in, or other assets of, a PRC resident enterprise without any reasonable business purpose in order to evade PRC enterprise income tax obligations, such indirect transfer will be re-characterized under the PRC Enterprise Income Tax Law as a direct transfer of such equity interests or other assets of the Chinese resident enterprise and will be subject to PRC withholding tax with respect to gain deemed to have resulted from such transfer. SAT Bulletin 7 could apply if the Transactions did not have a reasonable business purpose and was being carried out in order to evade PRC corporate income tax obligations. Although we believe that SAT Bulletin 7 does not apply to the Transactions, it is possible that PRC tax authorities would make an assessment that the Transactions is subject to SAT Bulletin 7. If SAT Bulletin 7 were to apply to the Transactions, there would be PRC 10% withholding tax imposed on any gain deemed, from a PRC tax perspective, to have been realized from the Transactions.

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Taxation following the consummation of the Transactions

Under the EIT Law and its implementation rules, an enterprise established outside of China with a “de facto management body” within China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, SAT issued the Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although the Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the Circular 82 may reflect the general position of SAT on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to the Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (1) the primary location of the day-to-day operational management to perform their duties is in China; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (4) at least 50% of voting board members or senior executives habitually reside in China.

We do not believe that the PubCo, a Cayman Islands holding company meets all of the conditions above following the consummation of the business combination. It is not a PRC resident enterprise for PRC tax purposes. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. For the same reasons, we believe other the PubCo’s subsidiaries outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

Commerce & Finance Law Offices, the PubCo’s legal counsel as to the PRC law, has advised the PubCo that if the PRC tax authorities determine that the PubCo, a Cayman Islands holding company, is a PRC resident enterprise for enterprise income tax purposes, the PubCo may be subject to PRC enterprise income tax at the rate of 25% on its worldwide income and be required to withhold a 10% withholding tax from dividends it pays to its security holders that are non-resident enterprises, including the holders of the ordinary shares and warrants. In addition, non-resident enterprise shareholders (including the holders of ordinary shares and warrants) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of such securities, if such income is treated as sourced from within China. It is unclear whether the PubCo’s non-PRC individual shareholders (including the holders of ordinary shares and warrants) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event it is determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the PubCo would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that the PubCo is treated as a PRC resident enterprise.

Provided that the PubCo is not deemed to be a PRC resident enterprise, holders of its securities (including ordinary shares and warrants) who are not PRC residents will not be subject to PRC income tax on dividends distributed by it or gains realized from the sale or other disposition of its securities. However, under SAT Bulletin 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. the PubCo and its non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7, and the PubCo may be required to expend valuable resources to comply with SAT Bulletin 7, or to establish that it should not be taxed thereunder. See the section entitled “Risk Factors — Risks Related to Doing Business in China.”

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Cayman Islands Tax Considerations

The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisors on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the HSPO Ordinary Shares and PubCo Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of HSPO Securities and PubCo Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of HSPO Ordinary Shares or PubCo Ordinary Shares, as the case may be, nor will gains derived from the disposal of the HSPO Ordinary Shares or PubCo Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of HSPO securities or PubCo Ordinary Shares or on an instrument of transfer in respect of a HSPO security or a PubCo Ordinary Share save certain stamp duties which may be applicable, from time to time, on instruments executed in, or, after execution, brought within the jurisdiction or produced before a court of the Cayman Islands.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to PubCo levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on instruments executed in, or, after execution, brought within the jurisdiction or produced before a court of the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. PubCo is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

158

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following selected unaudited pro forma condensed combined financial data is derived from the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of operations included elsewhere in this prospectus and is provided to aid you in your analysis of the financial aspects of the Business Combination and the consummation of the Merger Financing, which are collectively referred to as the “Transactions.”

The unaudited pro forma condensed financial statements are based on the HSPO historical financial statements and PubCo historical financial statements as adjusted to give effect to the Business Combination. The unaudited pro forma condensed combined balance sheet gives pro forma effect to the transactions as if they had been consummated on March 31, 2024. The unaudited pro forma condensed combined statement of operations for the six months ended March 31, 2024 and for the year ended September 30, 2023 give effect to the transactions as if they had occurred on October 1, 2022, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. Release No. 33-10786 replaced the previous pro forma adjustment criteria with simplified requirements to depict the accounting for the Transactions (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Management has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company reflecting the Transactions. The unaudited pro forma condensed combined balance sheet as of March 31, 2024 has been prepared using, and should be read in conjunction with, the following:

•	HSPO’s unaudited condensed balance sheet as of June 30, 2024 and the related notes included elsewhere in this proxy statement/prospectus, and

•	PubCo’s unaudited interim condensed consolidated balance sheet as of March 31, 2024 and the related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the six months ended March 31, 2024 and for the year ended September 30, 2023 have been prepared using, and should be read in conjunction with, the following:

•	HSPO’s unaudited condensed statement of operations for the six months ended June 30, 2024, and the related notes included elsewhere in this proxy statement/ prospectus,

•	HSPO’s audited statement of operations for the year ended December 31, 2023, and the related notes included elsewhere in this proxy statement/ prospectus,

•

PubCo’s unaudited interim condensed consolidated statement of operations and comprehensive income for the six months ended March 31, 2024, and the related notes included elsewhere in this proxy statement/ prospectus, and

•	PubCo’s audited consolidated statement of operations and comprehensive income for the year ended September 30, 2023 and the related notes included elsewhere in this proxy statement/ prospectus.

159

Description of the Business Combination

On September 16, 2024, Horizon Space Acquisition I Corp., a Cayman Islands exempted company (“HSPO” or, upon and following the Merger, “Surviving Company”) entered into an Agreement and Plan of Merger (the “Business Combination Agreement”) with Squirrel Enlivened Technology Co., Ltd, a Cayman Islands exempted company (“Squirrel HoldCo”), Squirrel Enlivened International Co., Ltd, a Cayman Islands exempted company and a wholly-owned subsidiary of Squirrel HoldCo (“Squirrel Cayman” or, upon and following the Reorganization, “Parent”), Squirrel Enlivened Overseas Co., Ltd, a Cayman Islands exempted company and a wholly-owned subsidiary of Squirrel Cayman (“Merger Sub”).

Pursuant to the Business Combination Agreement, among other things, (a) Squirrel HoldCo will merge with and into Squirrel Cayman in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”), whereupon the separate existence of Squirrel HoldCo will cease, and Squirrel Cayman will be the surviving company (the “Reorganization”), and (b) at least one (1) business day after the closing of the Reorganization (the “Reorganization Closing”), Merger Sub will merge with and into HSPO in accordance with the Cayman Companies Act, whereupon the separate existence of Merger Sub will cease, and HSPO will be the surviving company (the “Merger”). As a result of the Reorganization and the Merger, among other things, (a) all of the issued and outstanding securities of Squirrel HoldCo immediately prior to the filing of the plan of merger with respect to the Reorganization (the “Plan of Reorganization”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Reorganization (the “Reorganization Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive a certain number of securities of Squirrel Cayman as described below, and (b) all of the issued and outstanding securities of HSPO immediately prior to the filing of the plan of merger with respect to the Merger (the “Plan of Merger”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Merger (the “Merger Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of Parent, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Cayman Companies Act and other applicable laws. The Reorganization, the Merger and each of the other transactions contemplated by the Business Combination Agreement or any of the other relevant transactional documents are collectively referred to as the “Business Combination.”

Pursuant to the Business Combination Agreement, each ordinary share of Squirrel HoldCo, par value $0.0001 per share (the “Squirrel HoldCo Ordinary Shares”) issued and outstanding immediately prior to the Reorganization Effective Time, subject to certain exceptions, shall be cancelled and automatically converted into the right to receive, without interest, such number of the newly issued shares of the ordinary shares of Parent, par value $0.0001 per share that is equal to a ratio equal to a fraction: (A) the numerator of which is $200,000,000 divided by $10.00 per share (the “Parent Ordinary Shares”), and (B) the denominator of which is the total number of Squirrel HoldCo Ordinary Shares issued and outstanding immediately prior to the Reorganization Effective Time.

Accounting for the Business Combination

The Business Combination will be accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under this method of accounting, HSPO will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the fact that subsequent to the Business Combination, PubCo’s shareholders are expected to have a majority of the voting power of the combined company, PubCo will comprise all of the ongoing operations of the combined company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of PubCo issuing shares for the net assets of HSPO, accompanied by a recapitalization. The net assets of HSPO will be stated at historical costs. No goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be those of PubCo.

160

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Transactions, are factually supportable and are expected to have a continuing impact on the results of the combined company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Transaction.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience.

There is no historical activity with respect to PubCo or Squirrel HoldCo or Merger Sub, accordingly, no adjustments were required with respect to these entities in the pro forma combined financial statements.

The unaudited pro forma combined financial information included in this proxy statement/prospectus has been prepared using the assumptions below with respect to the potential redemption into cash of HSPO’s ordinary shares.

•

Assuming No Redemptions (Scenario 1): This presentation assumes that no HSPO Public Shareholders exercise their rights to redeem their 5,521,640 HSPO Public Shares (excluding the Redeemed Public Shares of 562,779 in October 2023 and 815,581 in March 2024) for their pro rata shares of the Trust Account, and thus, the full amount held in the Trust Account as of the Closing is available for the Business Combination.

•

Assuming Maximum Redemptions (Scenario 2): This presentation assumes that a maximum of 4,675,819 HSPO Public Shares issued and outstanding as of the Closing are redeemed to satisfy the net tangible assets condition upon the consummation of the Business Combination being no less than approximately $5 million, resulting in an aggregate cash payment of $51,766 thousand from the Trust Account based on an assumed redemption price of $11.07 per share as of June 30, 2024.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The following table illustrates estimated ownership levels in the combined company, immediately following the consummation of the Business Combination, based on the two levels of redemptions by the HSPO Public Shareholders and the following assumptions:

	Pro Forma Combined (Assuming No		Pro Forma Combined (Assuming Maximum
	Redemptions)		Redemptions)
	Ownership	Ownership	Ownership	Ownership
	in shares	%	in shares	%
HSPO Public Shareholders (1)	6,211,640	21.7%	1,535,821	6.4%
HSPO Initial Shareholders (2)	2,149,325	7.5%	2,149,325	9.0%
Representative Shares	200,000	0.7%	200,000	0.8%
Squirrel HoldCo Shareholders	20,000,000	70.1%	20,000,000	83.8%
Total	28,560,965	100.0%	23,885,146	100.0%

(1)

Including 690,000 shares which will be converted from 6,900,000 rights with each right entitling the holders to receive one-tenth of a HSPO ordinary share upon consummation of the Business Combination from the public HSPO Units.

(2)

Including (a) 1,725,000 founder shares, and (b) 424,325 private shares, including 38,575 shares which will be converted from 385,750 rights with each right entitling the holders to receive one-tenth of a HSPO ordinary share upon consummation of the Business Combination from the private HSPO Units.

161

The table below shows possible sources of dilution and the extent of such dilution that non-redeeming HSPO Public Shareholders could experience in connection with the Closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the exercise of all HSPO Warrants, which are exercisable for one share of HSPO ordinary share at a price of $11.50 per share. The following table illustrates estimated ownership levels in the Combined company based on the two levels of redemptions by the HSPO Public Shareholders with all possible sources of dilution and the following assumptions:

	Pro Forma Combined (Assuming No		Pro Forma Combined (Assuming Maximum
	Redemptions)		Redemptions)
	Ownership	Ownership	Ownership	Ownership
	in shares	%	in shares	%
HSPO Public Shareholders(1)	13,111,640	35.9%	8,435,821	26.5%
HSPO Initial Shareholders(2)	3,179,775	8.7%	3,179,775	10.0%
Representative Shares	200,000	0.5%	200,000	0.6%
Squirrel HoldCo Shareholders(3)	20,000,000	54.9%	20,000,000	62.9%
Total	36,491,415	100.0%	31,815,596	100.0%

(1)

Including 690,000 shares which will be converted from 6,900,000 rights with each right entitling the holders to receive one-tenth of a HSPO ordinary share, and 6,900,000 shares underlying 6,900,000 warrants upon consummation of the Business Combination from the public HSPO Units.

(2)

Including (a) 1,725,000 founder shares, (b) 810,075 private shares, including 38,575 shares which will be converted from 385,750 rights with each right entitling the holders to receive one-tenth of a HSPO ordinary share, 385,750 shares underlying 385,750 warrants upon consummation of the Business Combination from the private HSPO Units, (c) up to 630,000 shares convertible from Working Capital Loan, including 300,000 shares convertible from Working Capital Loan, 30,000 shares convertible from rights associated with the Working Capital Loan shares, and 300,000 shares underlying 300,000 warrants associated with the Working Capital Loan shares, if the holders of Working Capital Loan select to convert the Working Capital Loan into shares, and (d) 14,700 shares convertible from existing extension loan - related party, including 7,000 shares convertible from extension loan – related party, 700 shares convertible from rights associated with the extension loan – related party shares, and 7,000 shares underlying 7,000 warrants associated with the extension loan – related party shares, if the holders of extension loan – related party select to convert the extension loan – related party into shares.

162

UNAUDITED PRO FORMA CONEDSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2024

(Amount in thousands of U.S. dollars (“US$”), except for share and per share data)

						Scenario 1			Scenario 2
		(1)				Assuming No			Assuming Maximum
		HSPO				Redemptions			Redemptions
									Additional
		Transaction			(2)	Transaction			Transaction
		Accounting			PubCo	Accounting		Pro Forma	Accounting		Pro Forma
	(Historical)	Adjustments	Note	(Pro Forma)	(Pro Forma)	Adjustments	Note	Combined	Adjustments	Note	Combined

Assets:
Current assets:
Cash and cash equivalents	$22	$-		$22	$1,120	$62,104	(C)	$58,184	$(51,766)	(K)	$6,418
						(2,415)	(D)
						(890)	(F)
						(1,487)	(G)
						(270)	(I)
Restricted cash	-	-		-	4	-		4	-		4
Accounts receivable	-	-		-	651	-		651	-		651
Prepaid expenses	60	-		60	0	-		60	-		60
Advance to supplier	-	-		-	1,137			1,137	-		1,137
Amounts due from related parties	-	-		-	892	-		892	-		892
Fulfillment cost	-	-		-	334	-		334	-		334
Deferred IPO cost	-	-		-	244	(244)	(G)	-	-		-
Other current assets	-	-		-	1,135	360	(H)	725	-		725
						(770)	(H)
Total current assets	82	-		82	5,517	56,388		61,987	(51,766)		10,221

Property and equipment, net	-	-		-	56	-		56	-		56
Operating right-of-use asset	-	-		-	95	-		95	-		95
Deferred tax asset	-	-		-	26	-		26	-		26
Other non-current assets	-	-		-	38	-		38	-		38
Investments held in Trust Account	61,128	796	(A)	62,104	-	(62,104)	(C)	-	-		-
		180	(B)
Total Assets	$61,210	$976		$62,186	5,732	$(5,716)		$62,202	$(51,766)		$10,436

Liabilities, Temporary Equity, and Stockholders’ Equity (Deficit)
Current liabilities:
Short-term loans	-	-		-	1,345	-		1,345	-		1,345
Accounts payable and accrued expenses	20	-		20	316	-		336	-		336
Contract liabilities	-	-		-	1,148	-		1,148	-		1,148
Income tax payable	-	-		-	495	-		495	-		495
Amounts due to related parties	-	-		-	506	360	(H)	866	-		866
Operating lease liabilities-current portion	-	-		-	98	-		98	-		98
Other payables	-	-		-	470	-		470	-		470
Working Capital Loan- related party	200	-		200	-	(200)	(I)	-	-		-
Promissory notes	590	180	(B)	770	-	(770)	(H)	-	-		-
Extension loan - related party	70	-		70	-	(70)	(I)	-	-		-
Total current liabilities	880	180		1,060	4,378	(680)		4,758	-		4,758

Deferred tax liability	-	-		-	22	-		22	-		22
Long-term loans	-	-		-	656	-		656			656
Deferred underwriters' discount	2,415	-		2,415	-	(2,415)	(D)	-	-		-
Total Liabilities	3,295	180		3,475	5,056	(3,095)		5,436	-		5,436

Commitments and Contingencies

Ordinary shares subject to possible redemption	61,128	796	(A)	62,104	-	(62,104)	(K)	-	-		-
		180	(B)

Stockholders’ Equity (Deficit):
Preferred shares	-	-		-	-	-		-	-		-
Ordinary shares	-	-		-	2	-	(E)	3	(1)	(K)	2
						-	(J)
						1	(K)
Subscription receivables	-	-		-	(2)	2	(J)	-	-		-
Additional paid-in capital	-	-		-	210	(3,393)	(E)	56,785	(51,765)	(K)	5,020
						(890)	(F)
						(1,243)	(G)
						(2)	(J)
						62,103	(K)
Retained earnings (accumulated deficit)	(3,213)	(180)	(B)	(3,393)	430	3,393	(E)	(58)	-		(58)
					-	(488)	(G)
Accumulated other comprehensive income	-	-		-	20	-		20	-		20
Non-controlling interest					16	-		16	-		16
Total Stockholders' Equity (Deficit)	(3,213)	(180)		(3,393)	676	59,483		56,766	(51,766)		5,000
Total Liabilities, Temporary Equity, and Stockholders' Equity (Deficit)	$61,210	$976		$62,186	5,732	$(5,716)		$62,202	$(51,766)		$10,436

(1)

Derived from the unaudited condensed balance sheet of Horizon Space Acquisition I Corp ("HSPO") as of June 30, 2024.  See HSPO’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

(2)

Derived from the unaudited interim condensed consolidated balance sheet of Squirrel Enlivened International Co., Ltd. ("PubCo") as of March 31, 2024.  See PubCo’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

163

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED MARCH 31, 2024

(Amount in thousands of U.S. dollars (“USD”), except for share and per share data)

			Scenario 1			Scenario 2
			Assuming No			Assuming Maximum
			Redemptions			Redemptions
						Additional
	(1)	(2)	Transaction			Transaction
	HSPO	PubCo	Accounting		Pro Forma	Accounting		Pro Forma
	(Historical)	(Historical)	Adjustments	Note	Combined	Adjustments	Note	Combined

Revenues	$-	$2,891	$-		$2,891	$-		$2,891
Cost of goods sold	-	1,511	-		1,511	-		1,511
Gross profit	-	1,380	-		1,380	-		1,380

Operating expenses:
Selling and marketing expenses	-	68	-		68	-		68
General and administrative expenses	303	599	-		902	-		902
Total operating expenses	303	667	-		970	-		970
Other service income	-	60	-		60	-		60
Income (loss) from Operations	(303)	773	-		470	-		470
Other income
Interest earned on investment held in Trust Account	1,665	-	(1,665)	(AA)	-	-		-
Interest expense	-	(71)	-		(71)	-		(71)
Other income, net	-	36	-		36	-		36
Total other income	1,665	(35)	(1,665)		(35)	-		(35)
Income before income taxes	1,362	738	(1,665)		435	-		435
Provision for income taxes	-	187	-		187	-		187
Net Income	1,362	551	(1,665)		248	-		248
Less: net income income attributable to non-controlling interests	-	17	-		17	-		17
Net income attributable to PubCo's shareholders	$1,362	$534	$(1,665)		$231	$-		$231
Comprehensive income
Net Income	$1,362	$551	$(1,665)		$248	$-		$248
Other comprehensive loss, net of tax
Foreign currency translation adjustment	-	-	-		-	-		-
Total comprehensive income	1,362	551	(1,665)		248	-		248
Less: Comprehensive income attributable to noncontrolling interests	-	17	-		17	-		17
Total comprehensive income	$1,362	$534	$(1,665)		$231	$-		$231

Basic and diluted weighted average redeemable ordinary shares outstanding	5,911,506		(5,911,506)	(BB)	-	-		-
Basic and diluted net income per redeemable ordinary shares	$0.26				$-			$-
Basic and diluted weighted average non-redeemable ordinary shares outstanding	2,310,750		26,250,215	(BB)	28,560,965	(4,675,819)	(BB)	23,885,146
Basic and diluted net loss per non-redeemable ordinary share	$(0.08)				$0.01			$0.01

Basic and diluted weighted average number of ordinary shares used in computation		20,000,000
Basic and diluted earnings per share attributable to ordinary shareholders of the Company		$0.03

(1)

Derived from the unaudited condensed statement of operations of HSPO for the six months ended June 30, 2024. See HSPO’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

(2)

Derived from the unaudited interim condensed consolidated statement of operations and comprehensive income of PubCo for the six months ended March 31, 2024. See PubCo’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

164

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2023

(Amount in thousands of U.S. dollars (“USD”), except for share and per share data)

			Scenario 1			Scenario 2
			Assuming No			Assuming Maximum
			Redemptions			Redemptions
						Additional
	(1)	(2)	Transaction			Transaction
	HSPO	PubCo	Accounting		Pro Forma	Accounting		Pro Forma
	(Historical)	(Historical)	Adjustments	Note	Combined	Adjustments	Note	Combined

Revenues	$-	$4,883	$-		$4,883	$-		$4,883
Cost of goods sold	-	2,890	-		2,890	-		2,890
Gross profit	-	1,993	-		1,993	-		1,993

Operating expenses:
Selling and marketing expenses	-	132	-		132	-		132
General and administrative expenses	560	736	1,378	(CC)	2,674	-		2,674
Total operating expenses	560	868	1,378		2,806	-		2,806
Income (loss) from Operations	(560)	1,125	(1,378)		(813)	-		(813)
Other income
Interest earned on investment held in Trust Account	3,471	-	(3,471)	(AA)	-	-		-
Interest expense	-	(45)			(45)	-		(45)
Other income, net	-	90	-		90	-		90
Total other income	3,471	45	(3,471)		45	-		45
Income before income taxes	2,911	1,170	(4,849)		(768)	-		(768)
Provision for income taxes	-	339	-		339	-		339
Net income	2,911	831	(4,849)		(1,107)	-		(1,107)
Less: net income attributable to non-controlling interests	-	25	-		25	-		25
Net income attributable to PubCo's shareholders	$2,911	$806	$(4,849)		$(1,132)	$-		$(1,132)
Comprehensive income
Net Income	$2,911	$831	$(4,849)		$(1,107)	$-		$(1,107)
Other comprehensive loss, net of tax
Foreign currency translation adjustment	-	(10)	-		(10)	-		(10)
Total comprehensive income	2,911	821	(4,849)		(1,117)	-		(1,117)
Less: Comprehensive income attributable to noncontrolling interests	-	24	-		24	-		24
Total comprehensive income	$2,911	$797	$(4,849)		$(1,141)	$-		$(1,141)

Basic and diluted weighted average redeemable ordinary shares outstanding	6,764,316		(6,764,316)	(BB)	-	-		-
Basic and diluted net income per redeemable ordinary shares	$0.46				$-			$-
Basic and diluted weighted average non-redeemable ordinary shares outstanding	2,310,750		26,250,215	(BB)	28,560,965	(4,675,819)	(BB)	23,885,146
Basic and diluted net loss per non-redeemable ordinary share	$(0.08)				$(0.04)			$(0.05)

Basic and diluted weighted average number of ordinary shares used in computation		20,000,000
Basic and diluted earnings per share attributable to ordinary shareholders of the Company		$0.04

(1)

Derived from the audited statement of operations of HSPO for the year ended December 31, 2023. See HSPO’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

(2)

Derived from the audited consolidated statement of operations and comprehensive income of PubCo for the year ended September 30, 2023. See PubCo’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

165

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

 (Amount in thousands of U.S. dollars (“US$”), except for share and per share data)

Note 1 - Basic of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with ASC 805-10-55-12 through 55-15. Under this method of accounting, HSPO will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the fact that subsequent to the Business Combination, PubCo’s shareholders are expected to have a majority of the voting power of the combined company, PubCo will comprise all of the ongoing operations of the combined company.  Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of PubCo issuing shares for the net assets of HSPO, accompanied by a recapitalization. The net assets of HSPO will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined balance sheet as of March 31, 2024 gives pro forma effect to the Business Combination as if it had been consummated on March 31, 2024. The unaudited pro forma condensed combined statements of operations for the six months ended March 31, 2024, and the year ended September 30, 2023 give pro forma effect to the Business Combination as if it had been consummated on October 1, 2022, the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations.

The unaudited pro forma condensed combined balance sheet as of March 31, 2024 has been prepared using, and should be read in conjunction with, the following:

•	HSPO’s unaudited condensed balance sheet as of June 30, 2024 and the related notes included elsewhere in this proxy statement/prospectus, and

•	PubCo’s unaudited interim condensed consolidated balance sheet as of March 31, 2024, and the related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the six months ended March 31, 2024 and for the year ended September 30, 2023 has been prepared using, and should be read in conjunction with, the following:

•	HSPO’s unaudited condensed statement of operations for the six months ended June 30, 2024, and the related notes included elsewhere in this proxy statement/ prospectus,

•	HSPO’s audited statement of operations for the year ended December 31, 2023, and the related notes included elsewhere in this proxy statement/ prospectus,

•

PubCo’s unaudited interim condensed consolidated statement of operations and comprehensive income for the six months ended March 31, 2024, and the related notes included elsewhere in this proxy statement/ prospectus, and

•	PubCo’s audited consolidated statement of operations and comprehensive income for the year ended September 30, 2023 and the related notes included elsewhere in this proxy statement/ prospectus.

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Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates and assumptions, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma adjustments reflecting the consummation of the Business Combination are based on information available as of the date of this prospectus and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments. Management considers this basis of presentation to be reasonable under the circumstances.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of HSPO and PubCo.

The unaudited pro forma combined financial information included in this proxy statement/prospectus has been prepared using the assumptions below with respect to the potential redemption into cash of HSPO’s ordinary shares.

•

Assuming No Redemptions (Scenario 1): This presentation assumes that no HSPO Public Shareholders exercise their right to redeem their 5,521,640  HSPO Public Shares (excluding the Redeemed Public Shares of 562,779 in October 2023 and 815,581 in March 2024) for their pro rata share of the Trust Account, and thus, the full amount held in the Trust Account as of the Closing is available for the Business Combination.

•

Assuming Maximum Redemptions (Scenario 2): This presentation assumes that a maximum of 4,675,819 HSPO Public Shares issued and outstanding as of the Closing are redeemed to satisfy the net tangible assets condition upon the consummation of the Business Combination being no less than approximately $5 million , resulting in an aggregate cash payment of approximately $51,765 thousand from the Trust Account based on an assumed redemption price of $11.07 per share as of June 30, 2024.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that PubCo believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. For instance, there is no signed non-redemption agreement or definitive agreement in connection with the Transaction Financing at this time. The pro forma adjustments will likely change subject to the terms of non-redemption agreements, if any, and the Transaction Financing; and it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Management believe that their assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma combined financial information also reflects certain risks and uncertainties related to the potential redemption into cash of HSPO ordinary shares.

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Note 2 – Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Combination Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). PubCo has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustment to the unaudited pro forma condensed combined balance sheet consists of the following:

(a)	Derived from the unaudited condensed balance sheet of HSPO as of June 30, 2024.

(b)	Derived from the unaudited interim condensed consolidated balance sheet of PubCo as of March 31, 2024.

(A)

Reflects the additional interest income earned from the Trust Account subsequent to June 30, 2024, which increased the value of shares available to be redeemed upon the consummation of the Business Combination.

(B)

Reflects additional non-interest-bearing promissory notes from PubCo and deposited into the Trust Account to extend the liquidation date. The promissory note is payable in full upon the earlier to occur of (i) the consummation of the Business Combination or (ii) the date of expiry of the term of the promissory note.

(C)	Reflects the reclassification of cash held in the Trust Account that becomes available for general use following the Business Combination.

(D)	Reflects the settlement of $2,415 deferred underwriters' discount that becomes due and payable upon the consummation of the Business Combination.

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(E)

Reflects the elimination of the historical accumulated deficit of HSPO, the accounting acquiree, into PubCo's additional paid-in capital upon the consummation of the Business Combination; the reclassification of 2,310,750 HSPO ordinary shares into PubCo ordinary shares; and the issuance of 728,575 HSPO ordinary shares from the conversion of 7,285,750 public and private rights upon consummation of the Business Combination.

(F)

Reflects the settlement of approximately $890 of transaction costs classify as an adjustment to HSPO's accumulated deficit and subsequently reclassify to PubCo additional paid-in capital at the time of the consummation of the Business Combination.

(G)

Reflects the settlement of $1,774 of total PubCo's estimated transaction costs related to the Business Combination, of which, (1) $531 accounts as expenses, of which $43 was incurred and paid as of March 31, 2024. An additional $488 will be accrued as of the date of the consummation of the Business Combination, and (2) the total of $1,243 will be subsequently reclassified to additional paid-in capital at the time of the consummation of the Business Combination, of which $244 was incurred and paid as of March 31, 2024, and additional $999 will be accrued as of the date of the consummation of the Business Combination .

(H)	Reflects additional non-interest-bearing promissory notes from PubCo to extend the liquidation date and the elimination of promissory notes of $770 between HSPO and PubCo.

(I)	Reflects the settlement of extension loan- related party of $70 and working capital loan- related party of $200 by cash upon the consummation of the Business Combination.

(J)	Reflects the recapitalization of PubCo through the issuance of 20,000,000 shares of HSPO Shares with $0.0001 par value to Squirrel HoldCo's Shareholders.

(K)

In Scenario 1, reflects the reclassification of 5,521,640 HSPO ordinary shares subject to possible redemption to permanent equity at $0.0001 par value with no redemptions. In Scenario 2, which assumes the same facts as described in Items A through J above but reflects the assumption that the maximum number of 4,675,819 HSPO ordinary shares, which satisfies net tangible assets condition, are redeemed for cash by HSPO public shareholders.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended March 31, 2024 and the year ended September 30, 2023 are as follows:

(a)

Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended March 31, 2024 was derived from HSPO’s unaudited condensed statement of operations for the six months ended June 30, 2024.

(b)

Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended March 31, 2024 was derived from PubCo’s unaudited interim condensed consolidated statement of operations and comprehensive income for the six months ended March 31, 2024.

(c)	Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended September 30, 2023 was derived from HSPO’s audited statement of operations for the year ended December 31, 2023.

(d)

Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended September 30, 2023 was derived from PubCo’s audited consolidated statement of operations and comprehensive income for the year ended September 30, 2023.

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(AA)

Reflects an adjustment to eliminate interest income earned from marketable securities held in Trust Account as if the Business Combination had been consummated on October 1, 2022, the beginning of the earliest period presented.

(BB)

The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the Business Combination as if it had been consummated on October 1, 2022. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. In Scenario 2, this calculation is retroactively adjusted to eliminate the number of 4,675,819 HSPO ordinary shares are redeemed for cash by HSPO public shareholders for the entire period.

(CC)	Reflects approximately $890 of HSPO’s transaction costs and $488 of PubCo's transaction costs to be incurred subsequent to June 30, 2024 and March 31, 2024, respectively. This is a non-recurring item.

Note 4 – Earnings (Loss) per Share

Represents the earnings (loss) per share calculated using the historical weighted average shares outstanding, and the change in number of shares in connection with the Business Combination, assuming the shares were outstanding since the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

Basic and diluted loss per share is computed by dividing pro forma net loss by the weighted average number of the shares of HSPO ordinary shares outstanding during the periods.

The unaudited pro forma condensed combined has been prepared assuming no redemptions and assuming maximum redemptions for the six months ended March 31, 2024:

	For the Six Months Ended March 31, 2024
	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Pro forma net income attributable to ordinary shareholders	$231	$231
Weighted average shares outstanding – basic and diluted	28,560,965	23,885,146
Pro forma income per share attributable to ordinary shareholders – basic and diluted	$0.01	$0.01

Weighted average shares calculation, basic and diluted
Ordinary Shares
HSPO Public Shares(1)	6,211,640	6,211,640
HSPO Initial Shares(2)	2,149,325	2,149,325
Representative Shares	200,000	200,000
HSPO Public Shares redeemed	-	(4,675,819)
HSPO Shares issued in the Business Combination	20,000,000	20,000,000
Total weighted average shares outstanding	28,560,965	23,885,146

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The unaudited pro forma condensed combined has been prepared assuming no redemptions and assuming maximum redemptions for the year ended September 30, 2023:

	For the Year Ended September 30, 2023
	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Pro forma net loss attributable to ordinary shareholders	$(1,132)	$(1,132)
Weighted average shares outstanding – basic and diluted	28,560,965	23,885,146
Pro forma loss per share attributable to ordinary shareholders – basic and diluted	$(0.04)	$(0.05)

Weighted average shares calculation, basic and diluted
Ordinary Shares
HSPO Public Shares(1)	6,211,640	6,211,640
HSPO Initial Shares(2)	2,149,325	2,149,325
Representative Shares	200,000	200,000
HSPO Public Shares redeemed	-	(4,675,819)
HSPO Shares issued in the Business Combination	20,000,000	20,000,000
Total weighted average shares outstanding	28,560,965	23,885,146

(1)

Including 690,000 shares which will be converted from 6,900,000 rights with each right entitling the holders to receive one-tenth of a HSPO ordinary share upon consummation of the Business Combination from the public HSPO Units.

(2)

Including (a) 1,725,000 founder shares, and (b) 424,325 private shares, including 38,575 shares which will be converted from 385,750 rights with each right entitling the holders to receive one-tenth of a HSPO ordinary share upon consummation of the Business Combination from the private HSPO Units.

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INFORMATION RELATED TO PUBCO

The information provided below pertains to PubCo prior to the Transactions. As of the date of this proxy statement/prospectus, PubCo has not conducted any material activities other than those incident to its formation and to the matters related to effectuating the Transactions, such as the making of certain required SEC filings, the establishment of Merger Sub and the preparation of this proxy statement/prospectus. Upon the consummation of the Reorganization, PubCo has become the ultimate parent of Squirrel. For information about PubCo’s management and corporate governance following the Transactions, see the section titled “Management of PubCo Following the Transactions.”

Incorporation

PubCo was incorporated under the laws of Cayman Islands on May 13, 2024, solely for the purpose of effectuating the Transactions.

PubCo was initially incorporated with an authorized share capital of $50,000 divided into 500,000,000 shares of a par value of $0.0001 each, and 20,000,000 ordinary shares of a par value of $0.0001 each were issued and outstanding on May 13, 2024. For descriptions of PubCo Ordinary Shares, see “Description of PubCo Securities.”

PubCo’s corporate purpose is unrestricted and PubCo has the full power and authority to carry out any object not prohibited by the Cayman Companies Act or any other law of the Cayman Islands.

PubCo will, immediately after the consummation of the Transactions, qualify as a foreign private issuer as defined in Rule 3b-4 under the Exchange Act.

Reorganization

Shenzhen Squirrel conducted a reorganization in preparation for the listing, which involved the following steps: (i) the incorporation of PubCo as a holding company on May 13, 2024, as a wholly-owned subsidiary of Squirrel HoldCo, which is controlled by Mr. Angxiong Zhao; (ii) the acquisition of 100% equity interest in Squirrel Enlivened (Hong Kong) Technology Limited from Squirrel HoldCo, a company controlled by Mr. Angxiong Zhao, by PubCo on June 3, 2024, resulting in Squirrel Enlivened (Hong Kong) Technology Limited becoming a wholly-owned subsidiary of PubCo; (iii) the incorporation of Squirrel Enlivened (Shenzhen) Technology Co., Ltd. on July 22, 2024, as a wholly-owned subsidiary of Squirrel Enlivened (Hong Kong) Technology Limited in the PRC; (iv) the acquisition of 100% equity interest in Squirrel Enlivened (Beijing) Technology Co., Ltd., a company previously controlled by Mr. Angxiong Zhao, on August 12, 2024, by Squirrel Enlivened (Shenzhen) Technology Co., Ltd., resulting in Squirrel Enlivened (Beijing) Technology Co., Ltd. becoming a wholly-owned subsidiary of Squirrel Enlivened (Shenzhen) Technology Co., Ltd.; (v) in August 2024, Shenzhen Squirrel’s former shareholders and directors approved the resolution that the registered capital amount of Shenzhen Squirrel increased to RMB37.0 million, and Squirrel Enlivened (Beijing) Technology Co., Ltd. become the new shareholder of Shenzhen Squirrel, which will own RMB 35.9 million and 97% out of the total registered capital amount. After the restructuring of Shenzhen Squirrel’s shareholders, Squirrel Enlivened (Beijing) Technology Co., Ltd. became the controlling shareholder of Shenzhen Squirrel. Upon the completion of the above reorganization, PubCo became the ultimate holding company of Shenzhen Squirrel. These entities are effectively controlled by Mr. Angxiong Zhao immediately before and after the reorganization. Accordingly, the reorganization has been treated as a corporate restructuring of entities under common control. The consolidation of PubCo and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited interim condensed consolidated financial statements.

Emerging Growth Company and Foreign Private Issuer Exemption

PubCo will, immediately after the consummation of the Transactions, be an “emerging growth company” as defined in the JOBS Act. PubCo will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Transactions, (b) in which PubCo has total annual gross revenue of at least $1.235 billion or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of PubCo’s prior second fiscal quarter, and (ii) the date on which PubCo issued more than $1.0 billion in non-convertible debt during the prior three-year period. PubCo intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that PubCo’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

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Even after PubCo no longer qualifies as an “emerging growth company,” as long as PubCo continues to qualify as a foreign private issuer under the Exchange Act, PubCo will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events. In addition, PubCo will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

Memorandum and Articles of Association

At the consummation of the Transactions, the Amended PubCo M&A shall be substantially in the form attached to this proxy statement/prospectus as Annex C. See “Description of PubCo Securities.”

Principal Executive Office

The mailing address of the PubCo is Room A, Floor 34, Baishida Mansion, No. 2 Taining Road, Luohu District, Shenzhen, Guangdong Province, China, which will continue to be the mailing address and principal executive office of PubCo following the consummation of the Transactions. The telephone number of PubCo following the consummation of the Transactions will be +86075525725072.

Financial Year

PubCo’s financial year shall end on September 30 in each calendar year and shall begin on October 1 in each calendar year.

Subsidiaries

As of the date of the proxy statement/prospectus, Squirrel and the Merger Sub are wholly owned subsidiaries of PubCo. Following a series of reorganization steps, immediately prior to the consummation of the Transactions, HSPO will be a wholly owned subsidiary of PubCo.

Shareholders

Prior to the consummation of the Transactions, the only shareholder of PubCo is Squirrel Enlivened Technology Co., Ltd. Upon the consummation of the Transactions, PubCo will become a new public company owned by the prior securityholders of HSPO and the Squirrel HoldCo Shareholders, the current shareholders of Squirrel Enlivened Technology Co., Ltd.

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Board of Directors

Prior to the consummation of the Transactions, the sole director of PubCo is Mr. Angxiong Zhao. Upon the consummation of the Transactions, the number of directors of PubCo is expected to increase to six persons, including three independent directors. Immediately following the consummation of the Transactions, the composition of PubCo’s board of directors will satisfy the applicable independence requirements under the Listing Rules of Nasdaq and Rule 10A-3 of the Exchange Act.

Legal Proceedings

As of the date of this proxy statement/prospectus, PubCo was not party to any material legal proceedings. In the future, PubCo may become party to legal matters and claims arising in the ordinary course of business.

Properties

PubCo currently does not own or lease any physical property.

Employees

PubCo currently has no employees.

INFORMATION RELATED TO HSPO

Unless the context otherwise requires, all references in this section to the “Company,” “HSPO,” “we,” “us” or “our” refer to HSPO prior to the consummation of the Transactions.

Overview

 We are a blank check exempted company incorporated in the Cayman Islands on June 14, 2022 with limited liability (meaning our public shareholders have no liability, as shareholders of the Company, for the liabilities of the Company over and above the amount paid for their shares) to serve as a vehicle to effect a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more target businesses. Our efforts to identify a prospective target business will not be limited to a particular industry or geographic location. We intend to utilize cash derived from the proceeds of our initial public offering (the “IPO”), our securities, debt or a combination of cash, securities and debt, in effecting a business combination. We have not selected any target business for our initial business combination.

Initial Public Offering and Private Placement

On December 27, 2022, we consummated the IPO of 6,900,000 units (the “Public Units”), which included 900,000 Public Units issued upon the full exercise of the underwriter’s over-allotment option. Each Public Unit consists of one Ordinary Share, one redeemable warrant (the “Warrants”), each whole Warrant entitling the holder thereof to purchase one Ordinary Share at an exercise price of $11.50 per share, and one right (the “Right”), each one Right entitling the holder thereof to exchange for one-tenth of one Ordinary Share upon the completion of the initial business combination. The Public Units were sold at an offering price of $10.00 per Public Unit, generating gross proceeds of $69.0 million.

On December 27, 2022, simultaneously with the consummation of the IPO, we completed the private sale (the “Private Placement”) of 385,750 units (the “Private Units”) to the Sponsor, at a purchase price of $10.00 per Private Unit, generating gross proceeds to us of $3,857,500.The proceeds of $70,207,500 ($10.175 per Public Unit) in the aggregate from the IPO and the Private Placement, were placed in a trust account (the “Trust Account”) established for the benefit of our public shareholders and the underwriter of the IPO with Continental Stock Transfer & Trust Company acting as trustee.

The Ordinary Shares, Warrants, and Rights are trading on the Nasdaq Global Market (“Nasdaq”) under the symbols “HSPO,” “HSPOW,” and “HSPOR,” respectively. Public Units not separated will continue to trade on Nasdaq under the symbol “HSPOU”. Holders of Public Units will need to have their brokers contact the Company’s transfer agent, Continental Stock Transfer & Trust Company, in order to separate the holders’ Public Units into Ordinary Shares, Warrants, and Rights.

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September 2023 Shareholder Meeting

We initially had until September 27, 2023 to consummate an initial business combination, provided however that if we anticipate that we may not be able to consummate its initial business combination before September 27, 2023, the Company may, but are not obligated to, extend the period of time to consummate a business combination two times by an additional three months each time (for a total of up to March 27, 2024 to complete a business combination).

On September 25, 2023, we held an extraordinary general meeting (the “2023 Shareholder Meeting”), where the shareholders of the Company approved the proposal to amend Articles 48.7 and 48.8 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Charter”) to provide that the Company must (i) consummate a business combination, or (ii) cease its operations except for the purpose of winding up if it fails to complete such Business Combination and redeem or repurchase 100% of the Company’s public shares included as part of the public units issued in the Company’s initial public offering, by September 27, 2023, and if the Company does not consummate a business combination by September 27, 2023, it may be extended up to six times, each by a one-month extension (the “Monthly Extension”), for a total of up to six months to March 27, 2024, without the need for any further approval of the Company’s shareholders. For each Monthly Extension, the Sponsor and/or its designee will deposit $70,000 (the “Monthly Extension Fee”) for all remaining public shares into the Trust Account. In connection with 2023 Shareholder Meeting, 562,779 Ordinary Shares were rendered for redemption, and approximately $5.93 million was released from the Trust Account to pay such redeeming shareholders.

March 2024 Shareholder Meeting

We previously had until March 27, 2024 to consummate an initial business combination. On March 22, 2024, the Company held an extraordinary general meeting of shareholders (the “2024 Shareholder Meeting”), where the shareholders of the Company approved the proposals, among the others, to amend Articles 48.7 and 48.8 of the Company’s Charter to provide that the Company must (i) consummate a business combination, or (ii) cease its operations except for the purpose of winding up if it fails to complete such business combination and redeem or repurchase 100% of the Company’s public shares included as part of the public units issued in the Company’s initial public offering, by March 27, 2024, and if the Company does not consummate a business combination by March 27, 2024, it may be extended up to nine times, each by a Monthly Extension, for a total of up to nine months to, without the need for any further approval of the Company’s shareholders. For each Monthly Extension, the Sponsor and/or its designee will deposit $60,000 for all remaining public shares into the Trust Account (the “New Extension Fee”). In connection with 2024 Shareholder Meeting, the Company received the redemption requests from its public shareholders to redeem a total of 815,581 Ordinary Shares. As of the date hereof, the Company and the Trustee are in the process completing the redemption, and approximately $8.86 million will be released from the Trust Account to pay such redeeming shareholders upon the completion of the redemption.

Trust Agreement Amendments

At the 2023 Shareholder Meeting, the shareholders of the Company approved, among others, the Company to amend the Investment Management Trust Agreement dated December 21, 2022, (as the same may be amended, restated or supplemented, the “Trust Agreement”), by and between the Company and Continental Stock Transfer & Trust Company (the “Trustee”) to provide that the Trustee must commence liquidation of the Trust Account by September 27, 2023, or, if further extended by up to six Monthly Extensions, up to March 27, 2024. Upon the shareholders’ approval, on September 25, 2023, the Company and the Trustee entered into the amendment to the Trust Agreement.

On October 4, 2023, the Company entered into an amendment to the Trust Agreement. Pursuant to the Trust Agreement, the Company may request the Trustee to distribute up to $100,000 of the amount of interest income earned on the Trust Account of the Company to set aside for future payment for dissolution expenses, if applicable. Upon such amendment, the Company requested the Trustee distribute $100,000 from the Trust Account to the Company’s cash account accordingly.

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At the 2024 Shareholder Meeting, the shareholders of the Company approved, among others, the Company to amend Trust Agreement to provide that the Trustee must commence liquidation of the Trust Account by March 27, 2024, or, if further extended by up to nine Monthly Extensions, up to December 27, 2024. Upon the shareholders’ approval, on March 22, 2024, the Company and the Trustee entered into the amendment to the Trust Agreement, pursuant to which the Monthly Extension Fee is $60,000 for each Monthly Extension.

Nasdaq Noncompliance Letter

On October 3, 2024, the Company received a letter (the “Letter”) from the Listing Qualifications Department of Nasdaq notifying that the Company was not in compliance with Listing Rules 5450(a)(2), which requires the Company to have at least 400 shareholders for continued listing on the Nasdaq Global Market (the “Minimum Total Holders Rule”). The Letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on the Nasdaq Global Market.

The Letter states that the Company has 45 calendar days (until November 19, 2024) to submit a plan to regain compliance with the Minimum Total Holders Rule. If Nasdaq accepts the Company’s plan, Nasdaq may grant the Company an extension of up to 180 calendar days from the date of the Letter to evidence compliance with the Minimum Total Holders Rule. If Nasdaq does not accept the Company’s plan, the Company will have the opportunity to appeal the decision in front of a Nasdaq Hearings Panel.

The Letter notes that the Company may be eligible to transfer the listing of its securities to the Nasdaq Capital Market, provided that it then satisfies the requirements for continued listing on the Nasdaq Capital Market. On October 3, 2024, the Company submitted an application for a transfer from the Nasdaq Global Market to the Nasdaq Capital Market. On November 12, 2024, Nasdaq approved the Company’s application to list its ordinary shares, units, warrants and rights on the Nasdaq Capital Market. The Company’s ordinary shares, units, warrants and rights are expected to commence trading on the Nasdaq Capital Market at the opening of business on November 14, 2024.

Extensions and Extension Notes

In connection with the Monthly Extensions, as of the date hereof, an aggregate of $900,000 Monthly Extension Fee had been deposited into the Trust Account, among which $70,000 was made by the Sponsor and  $830,000  was made by Shenzhen Squirrel, respectively. As of the date hereof, we have  issued a total of fourteen (14) Extension Notes, including one Sponsor Extension Notes and thirteen   Squirrel  Extension Notes, respectively.

The Extension Notes bear no interest and is payable in full upon the earlier to occur of (i) the consummation of the Company’s business combination or (ii) the date of expiry of the term of the Company (the “Maturity Date”). The following shall constitute an event of default: (i) a failure to pay the principal within five business days of the Maturity Date; (ii) the commencement of a voluntary or involuntary bankruptcy action, (iii) the breach of the Company’s obligations thereunder; (iv) any cross defaults; (v) an enforcement proceedings against the Company; and (vi) any unlawfulness and invalidity in connection with the performance of the obligations thereunder, in which case the Extension Notes may be accelerated.

The payees of the Extension Notes have the right, but not the obligation, to convert the Extension Notes, in whole or in part, respectively, into private units (the “Extension Units”) of the Company, each consisting of one Ordinary Share, one warrant, and one right to receive one-tenth (1/10) of one Ordinary Share upon the consummation of a business combination, as described in the IPO prospectus of the Company (File No: 333-268578), by providing the Company with written notice of the intention to convert at least two business days prior to the closing of the business combination. The number of Extension Units to be received by the payees in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the payees by (y) $10.00.

On September 14, 2024, Shenzhen Squirrel notified HSPO that it has elected not to convert the Squirrel Extension Notes into Conversion Units upon the consummation of the Transactions, thus Shenzhen Squirrel will become intercompany notes between PubCo and Shenzhen Squirrel upon the Merger Closing.

Investment Company Act and Liquidation of Investments in the Trust Account into Cash

Since the consummation of the HSPO IPO, HSPO has deposited the proceeds of the HSPO IPO and the Private Placement in connection with the HSPO IPO (including proceeds of the full exercise of over-allotment options and the Private Placement in connection with such exercise), net of certain expenses and working capital, into the Trust Account to invest in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. As a result, it is possible that a claim could be made that HSPO has been operating as an unregistered investment company. If HSPO was deemed to be an investment company for purposes of the Investment Company Act, it might be forced to abandon its efforts to complete an initial business combination and instead be required to liquidate. If HSPO is required to liquidate, its investors would not be able to realize the benefits of owning stock in a successor operating business, such as any appreciation in the value of HSPO’s securities following such a transaction, HSPO Warrants and HSPO Rights would expire worthless and HSPO Ordinary Shares would have no value apart from their pro rata entitlement to the funds then-remaining in the Trust Account.

The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, there is a greater risk that HSPO may be considered an unregistered investment company, in which case HSPO may be required to liquidate. HSPO is currently assessing the relevant risks.

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Effecting Our Business Combination

Fair Market Value of Squirrel’s Business

Pursuant to the Nasdaq listing rules, our initial business combination must be with a target business or businesses whose collective fair market value is at least equal to 80% of the balance in the Trust Account (excluding any deferred underwriting discounts and commissions and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for such business combination, although this may entail simultaneous acquisitions of several target businesses. The fair market value of the target business will be determined by our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). Our board of directors will have broad discretion in choosing the standard used to establish the fair market value of any prospective target business. The target business or businesses that we acquire may have a collective fair market value substantially in excess of 80% of the Trust Account balance. We will not be required to comply with the 80% fair market value requirement if we are delisted from Nasdaq.

Voting Restrictions in Connection with Extraordinary Meeting

The HSPO Insiders have agreed (A) to vote their Founder Shares, Private Shares, and any HSPO public shares they may own with respect to HSPO Insiders in favor of any proposed business combination, (B) not to propose, or vote in favor of, prior to and unrelated to an initial business combination, an amendment to the HSPO Charter that would affect the substance or timing of HSPO’s redemption obligation to redeem all public shares if HSPO cannot complete an initial business combination by the prescribed time periods, unless HSPO provides public shareholders an opportunity to redeem their HSPO Public Shares in conjunction with any such amendment, (C) not to redeem any HSPO shares they own into the right to receive cash from the Trust Account in connection with a shareholder vote to approve HSPO’s proposed initial business combination or sell any shares to HSPO in any tender offer in connection with its proposed initial business combination, and (D) that the Founder Shares and Private Shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated.

Redemption Rights for HSPO Public Shareholders upon Completion of the Transactions

In connection with the Business Combination Proposal and the Merger Proposal, each public shareholder may elect to redeem all or a portion of its public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in HSPO’s Trust Account, including interest earned on the funds held in the Trust Account and not previously released to HSPO to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares (a “Redemption Election”), regardless of how such public shareholder votes on the Business Combination Proposal and the Second Merger Proposal or whether such public shareholder votes at all. The deadline to make a Redemption Election is prior to the scheduled vote at the Extraordinary Meeting (the “Redemption Deadline”). See the section titled “Extraordinary General Meeting of HSPO Shareholders — Redemption Rights.”

Redemption of HSPO Public Shares and Liquidation if No Business Combination

Under the terms of the HSPO Charter, HSPO must complete its initial business combination by September 27, 2024 (or up to December 27, 2024 if fully extend, or such later date shareholders if HSPO extend the period of time to consummate a business combination, or as may be approved by HSPO shareholders in an amendment to the HSPO Charter), or HSPO must (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to HSPO (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of HSPO’s remaining shareholders and HSPO Board, liquidate and dissolve, subject in each case to the HSPO’s obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law.

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HSPO Insiders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any HSPO Founder Shares and Private Shares held by them, if we fail to complete our business combination by the prescribed time periods. However, if any of HSPO Insiders acquire HSPO public shares after the HSPO IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such HSPO Public Shares if we fail to complete our business combination by the prescribed time periods.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining held outside the Trust Account plus up to $100,000 of funds from the Trust Account available to us to pay dissolution expenses, although we cannot assure you that there will be sufficient funds for such purpose.

For illustrative purposes, as of the Record Date, this would have amounted to approximately $[__] per share less any owed but unpaid taxes on the funds in the Trust Account. There are currently no owed but unpaid income taxes on the funds in the Trust Account. However, the proceeds deposited in the Trust Account could become subject to the claims of HSPO’s creditors, if any, which would have priority over the claims of HSPO shareholders. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims. It is expected that the funds to be distributed to HSPO shareholders electing to redeem their shares shall be distributed promptly after the consummation of the Transactions.

Although we will seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest and claim of any kind in or to any monies held in the Trust Account for the benefit of the HSPO Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.175 per HSPO Public Share or (ii) such lesser amount per HSPO Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of the HSPO IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of HSPO. We have not asked the Sponsor to reserve for such indemnification obligations. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.175 per HSPO Public Share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your HSPO Public Shares. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

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In the event that the proceeds in the Trust Account are reduced below (i) $10.175 per HSPO Public Share or (ii) such lesser amount per HSPO Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and our sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. We have not asked the Sponsor to reserve for such indemnification obligations and we cannot assure you that the Sponsor would be able to satisfy those obligations. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.175 per HSPO Public Share.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.175 per HSPO Public Share to the Public Shareholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders. Furthermore, the HSPO Board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

The Public Shareholders will be entitled to receive funds from the trust account only (i) in the event of the redemption of HSPO Public Shares if we do not complete the initial business combination by the prescribed time periods, (ii) in connection with a shareholder vote to amend our amended and restated memorandum and articles of association that would affect the substance or timing of our obligation to provide for the redemption of HSPO Public Shares in connection with an initial business combination or to redeem 100% of HSPO Public Shares if we have not consummated an initial business combination by the prescribed time periods or (iii) if they redeem their respective shares for cash upon the completion of the initial business combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described above. These provisions of the HSPO Charter, like all provisions of the HSPO Charter, may be amended if approved by special resolution by holders of at least two-thirds of HSPO Ordinary Shares who are eligible to vote and attend and vote in a general meeting.

See “Risk Factors — Risks Related to HSPO and the Transactions.”

Facilities

We maintain our principal executive office at 1412 Broadway, 21st Floor, Suite 21V New York, NY 1001.

Employees

We have one executive officer, Mr. Mingyu (Michael) Li, who is both Chief Executive Officer and Chief Financial Officer. Our officers are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the company is in. Accordingly, once management locates a suitable target business to acquire, they will spend more time investigating such target business and negotiating and processing the business combination (and consequently spend more time to our affairs) than they would prior to locating a suitable target business. We presently expect our executive officers to devote such amount of time as they reasonably believe is necessary to our business (which could range from only a few hours a week while we are trying to locate a potential target business to a majority of their time as we move into serious negotiations with a target business for a business combination). We do not intend to have any full-time employees prior to the consummation of a business combination.

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Officers and Directors

Our officers and directors are as follows:

Name	Age	Position
Mingyu (Michael) Li	41	Chief Executive Officer, Chief Financial Officer, Director, and Chairman
Angel Colon	50	Independent Director
Mark Singh	32	Independent Director
Rodolfo Jose Gonzalez Caceres	52	Independent Director

Mr. Mingyu (Michael) Li, our Chief Executive Officer, Chief Financial Officer, Director and Chairman of the board of director. Since August 2023, Mr. Li has served as the Chief Executive Officer of DREAM SPACE HOLDINGS PTE. LTD., a company providing consulting services located in Singapore. Since March 2023, Mr. Li has served the Chief Executive Officer, Director and Chairman of the board of director of Horizon Space Acquisition II Corp. (Nasdaq: HSPT), a special purpose acquisition company listing on Nasdaq. From March 2022 to March 2024, Mr. Li served as a director of Lakeshore Acquisition II Corp. (Former Nasdaq: LBBB), a special purpose acquisition company previously listing on Nasdaq, which completed its business combination with Nature’s Miracle Holding Inc. (Nasdaq: NMHI). Since November 2021, Mr. Li has served as the Chief Executive Officer of Hangzhou Qianhe Mingde Enterprise Management Consulting Co., Ltd., namely Horizon Holdings, a company providing consulting services. Since March 2020, Mr. Li has served as the Chief Executive Officer of Hangzhou Qianhe Mingde Equity Investment Co., Ltd., namely Horizon Capital, a private equity firm focusing renewable and AI-driven manufacturing. In Horizon Capital, he has led a number of private equity fundraisings, managed advisory business for cross-border mergers & acquisitions (“M&A”). Since December 2019, Mr. Li has served as the Chief Executive Officer at Shenzhen Hetai Mingde Capital Management Co., Ltd., a company provide capital management services. From January 2014 to January 2019, Mr. Li served as a Senior Partner at Hejun Capital, a private equity firm specializing in providing capital operation system solutions to high-growth enterprises. During his tenure in Hejun Capital, Mr. Li participated in two M&A transactions and post-merger integration projects involving listed companies in the media sector. From January 2012 to January 2013, Mr. Li served as a Director of Investment Banking in China Minsheng Bank, one of the leading commercial banks in China, where he was responsible for investment banking and financing needs of large energy companies. Mr. Li received his MBA Degree with a major in Finance from Cheung Kong Graduate School of Business in 2012 and a Bachelor Degree in Law from Hebei University in 2007.

Mr. Angel Colon serves as our independent director. Since July 2021, Mr. Colon has also served as an Independent Director of Sentage Holdings Inc. (Nasdaq: SNTG), a holding company providing financial services in the PRC. Mr. Colon has served as the Chief Compliance Officer of Entoro Wealth LLC since July 2020, an investment advisory and asset management firm. Since June 2019, he has served as the Managing Director of Entoro Capital LLC, a financial and strategic advisory services firm. Both Entoro Wealth LLC and Entoro Capital LLC are affiliated with Entoro Securities LLC (CRD#: 35192/SEC#: 8-4663), a registered brokerage firm wt. Mr. Colon has served as a financial advisor and consultant of Andean Farm and Pharma Corp. since December 2018 and Bronson Resource Limited since December 2018, responsible for research-backed support of strategies concerning the mitigation of risk and financial planning. He has served as a Managing Member of Turing Funds, LLC since July 2017, a business services firm. He has also served as a Managing Member of NY Capital Management Group, LLC, an investment management firm, since January 2017. From October 2018 to February 2020, Mr. Colon served as a Managing Member of Vega Management Advisors, LLC, and Vega Management Investments, LLC, both of which are investment management firms. Mr. Colon received a Bachelor Degree of Science in International Business from St. John Fisher College in 1996. He has passed FINRA Series 6, Series 7, Series 24, Series 63 and Series 65 examinations and is a licensed broker registered with FINRA (CRD#: 2924711).

Mr. Mark Singh serves as our independent director. Since May 2023, Mr. Singh has served as the associate director of TargetCast LLC, a company providing internet and media advertising services. From January 2021 to April 2023, Mr. Singh served as a Project Manager of NY Capital Management Group, LLC, responsible for marketing and client relations. From September 2020 to December 2020, Mr. Singh served as a Project Manager of Turing Funds, LLC, responsible for administrative matters. From October 2017 to July 2020, Mr. Singh served as the Head of Performance of the U.S. office of Beyond Media Global LLC, a marketing agency company, where he was responsible for digital advertising accounts managements. Mr. Singh received a Bachelor Degree of Arts in History, minor in Government from Harvard College in 2013.

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Mr. Rodolfo Jose Gonzalez Caceres serves as our independent director. Since May 2018, Mr. Gonzalez Caceres has been a self-employed independent consultant to provide consultation services for companies in power generation (solar/small hydro), power transmission and commodities trading industries. From September 2011 to April 2018, Mr. Gonzalez Caceres served as an External Relations Manager of Frontera Energy Corp. (TSE: FEC), a Canadian-based petroleum exploration and production company in the business of heavy crude oil and natural gas in South America, where he was responsible for monitoring the legislative and regulatory agenda related to the company’s business and operations. Mr. Gonzalez Caceres received a Juris Doctor Degree from Pontificia Universidad Javeriana in 1992, a Master Degree in International Law from Tulane University Law School in 1996, and a Certificate in Administrative Law from Pontificia Universidad Javeriana in 2006.

Number and Terms of Office of Officers and Directors

Our board of directors consists of four members. Our board of directors is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term: Class I, with a term expiring at the first annual general meeting — Angel Colon; Class II, with a term expiring at the second annual general meeting — Mark Singh and Rodolfo Jose Gonzalez Caceres; and Class III, with a term expiring at the third annual general meeting — Mingyu (Michael) Li. Prior to the completion of an initial business combination, any vacancies on our board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board of directors. After completion of the business combination, subject to any other special rights applicable to the shareholders, any vacancies on our board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board of directors or by a majority of the holders of our Ordinary Shares.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provides that our officers may consist of a Chairman, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other offices as may be determined by the board of directors.

Committees of the Board of Directors

Our board of directors currently has two standing committees: an audit committee and a compensation committee. Because we are a “controlled company” under applicable Nasdaq rules, we do not have a nominating and governance committee. Subject to phase-in rules and a limited exception, the rules of NASDAQ and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of NASDAQ require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

Messrs. Colon, Singh, and Gonzalez Caceres currently serve as members of our audit committee. Under Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee, all of whom must be independent, subject to the certain phase-in provisions. Our board of directors has determined that each of Messrs. Colon, Singh, and Gonzalez Caceres meet the independent director standard under Nasdaq listing standards and under Rule 10A-3(b)(1) of the Exchange Act.

Mr. Colon serves as the Chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of Nasdaq, and our board of directors has determined that Mr. Colon qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

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The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●

reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●

determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

The audit committee is governed by a charter that complies with the rules of Nasdaq.

Compensation Committee

We have established a compensation committee of the board of directors, which consists of Messrs. Colon, Singh, and Gonzalez Caceres, each of whom is an independent director under Nasdaq’s listing standards. Mr. Singh is the Chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

●

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

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Notwithstanding the foregoing, as indicated above, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, including our directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

Director Nominations

We do not have a standing nominating committee. In accordance with Rule 5605(e)(2) of the NASDAQ Rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual general meeting of shareholders (or, if applicable, a special meeting of shareholders). Our shareholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our amended and restated memorandum and articles of association.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders.

Code of Ethics

We have adopted a code of ethics and business conduct (the “Code of Ethics”) applicable to our directors, officers and employees.  You are able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us.  We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Clawback Policy

We adopted a clawback policy on November 28, 2023 that applies to our executive officers (the “Policy”) in order to comply with Nasdaq rules, which were approved by the SEC in June of 2023. The Policy took effect on November 28, 2023.

The policy gives our compensation committee the discretion to require executive officers to reimburse us for any Erroneously Awarded Compensation (as defined in the Policy) that was based on financial results that were subsequently restated as a result of that person’s misconduct.

Conflicts of Interest

Although we do not believe any conflict currently exists between us and the HSPO Insiders or their affiliates, the HSPO Insiders and management or their affiliates may compete with us for acquisition opportunities. If such entities decide to pursue an opportunity, we may be precluded from procuring such opportunity. None of the HSPO Insiders or their respective affiliates will have any obligation to present us with any opportunity for a potential business combination of which they become aware, unless presented to such member specifically in his or her capacity as an officer or director of the Company. Our management team, in their capacities as employees or affiliates of the HSPO Insiders or in their other endeavors, may be required to present potential business combinations to future the HSPO Insiders’  affiliates or third parties, before they present such opportunities to us.

Our officers may become an officer or director of any other special purpose acquisition company with a class of securities registered under the Exchange Act, even before we have failed to complete our initial business combination within the prescribed time period. Subject to the fiduciary duties under Cayman Islands law, none of the members of our management team who are also employed by, or directors of, our sponsor or its affiliates have any obligation to present us with any opportunity for a potential business combination of which they become aware. Our sponsor, directors and officers are also not prohibited from sponsoring, investing or otherwise becoming involved with, any other blank check companies, including in connection with their initial business combinations, prior to us completing our initial business combination. Our management team, in their capacities as directors, officers or employees of our sponsor or its affiliates or in their other endeavors, may choose to present potential business combinations to the related entities described above, current or future entities affiliated with or managed by our sponsor, or third parties, before they present such opportunities to us, subject to his or her fiduciary duties under Cayman Islands law and any other applicable fiduciary duties. Our amended and restated memorandum and articles of association provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the company and it is an opportunity that we are able to complete on a reasonable basis.

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When considering HSPO Board’s recommendation to vote in favor of approving the proposals set forth in this proxy statement/prospectus, HSPO shareholders should keep in mind that the Sponsor and HSPO’s directors and executive officers, have interests in such proposals that are different from, or in addition to (and which may conflict with), those of HSPO shareholders. These interests include, among other things, the interests listed below:

●

the beneficial ownership by the Sponsor of an aggregate of 1,707,000 Founder Shares and 385,750 Private Shares, which would become worthless if HSPO does not complete a business combination within the applicable time period, as the Sponsor has waived any right to redemption with respect to these shares. The Sponsor paid an aggregate of approximately $24,739.13, or $0.0144 per share, for the Founders Shares and $3,857,500, or $10.00 per share, for the Private Shares. Such HSPO Ordinary Shares held by the Sponsor have an aggregate market value of approximately $[__], based on the closing price of HSPO Ordinary Shares on the Record Date, resulting in a theoretical gain of approximately $[__] (or $[__] per share) for the Founder Shares and approximately $[__] (or $[__] per share) for the Private Shares;

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the fact that Mr. Mingyu (Michael) Li, our Chief Executive Officer, Chief Financial Officer, Chairman of the Board and director, holds 1,707,000 Founder Shares via the Sponsor, and each of Angel Colon, Mark Singh, and Rodolfo Jose Gonzalez Caceres, independent directors of HSPO, respectively, holds 9,000, 5,000 and 4,000 Founder Shares, which would become worthless if HSPO does not complete a business combination within the applicable time period, as these directors and officers have waived any right to redemption with respect to these shares. Each of the said directors and officers of HSPO paid approximately $0.0144 per share for their Founder Shares. Such HSPO Ordinary Shares held by the foregoing persons have an aggregate market value of approximately $[__], based on the closing price of HSPO Ordinary Shares on the Record Date, resulting in a theoretical gain of approximately $[__] (or $[__] per share);

●

in order to finance transaction costs in connection with an intended initial business combination, the Sponsor, affiliates of the Sponsor, HSPO’s directors and officers, may, but are not obligated to, loan HSPO funds (the “Working Capital Loans”) as may be required. As of the date hereof, HSPO has issued two (2) Sponsor Working Capital Notes to the Sponsor and/or its designees in connection with the Working Capital Loans in a total amount of $300,000 and the Sponsor is expected to continue providing Working Capital Loans for expenses and costs associated with the Transactions and operation of HSPO. Additionally, if HSPO extends the time available to it to complete its business combination, the Sponsor, their affiliates or designee may deposit certain amount of the Extension Payments into the Trust Account to extend the time for HSPO to complete its business combination. As of the date hereof, HSPO issued one (1) Sponsor Extension Note to the Sponsor in a total amount of $70,000. The Sponsor has the right, but not the obligation, to convert the Sponsor Notes, in whole or in part, respectively, into Conversion Units, each consisting of HSPO Ordinary Share, one HSPO Warrant, and one HSPO Right. If the Sponsor does not convert the Sponsor Notes into the Conversion Units upon the Merger Closing, the Sponsor Notes will become intercompany notes between PubCo and the Sponsor upon the Merger Closing. HSPO or PubCo has the obligation to pay to the Sponsor the funds amounting to the principal amount of the Sponsor Notes if the Transactions is terminated pursuant to the Business Combination Agreement. HSPO or PubCo may use a portion of the working capital held outside the Trust Account to repay such funds amounting to the principal amount of the Sponsor Notes but no proceeds from the Trust Account would be used to repay such loaned amounts. In the event that HSPO fails to complete a business combination by December 27, 2024 (if extended), it is uncertain if HSPO has sufficient working capital held outside the Trust Account to fully repay the Sponsor Notes;

●

the fact that Mr. Xu Huang, a personal friend of Mr. Angxiong Zhao, the co-founder, Chief Executive Officer and Chairman of Shenzhen  Squirrel injected capital contribution of $2,000,000 in the Sponsor to continue providing capital to HSPO which would entitle Mr. Xu Huang  to receive 200,000 Founder Shares upon the Merger Closing and, Shenzhen Squirrel, as of the date hereof, has made in the aggregate amount of $830,000 monthly Extension Payments to the Trust Account in support of the extension of the period that HSPO must complete the business combination. The Extension Payments made by Shenzhen Squirrel were evidenced by thirteen (13) Squirrel Extension Notes in the total principal amount of  $830,000  issued by HSPO to Squirrel. Shenzhen Squirrel has the right, but not the obligation, to convert the Squirrel Extension Notes, in whole or in part, respectively, into the Conversion Units. However, on September 14, 2024, Shenzhen Squirrel notified HSPO that it has elected not to convert the Squirrel Extension Notes into Conversion Units upon the consummation of the Transactions, thus Shenzhen Squirrel will become intercompany notes between PubCo and Shenzhen Squirrel upon the Merger Closing;

●

the fact that the HSPO Insiders (including the Sponsor, certain HSPO officers and directors) have agreed not to redeem any HSPO Ordinary Shares held by them in connection with a shareholder vote to approve the proposed Transactions;

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the fact that given the very low purchase price (of $25,000 in aggregate) that the HSPO Insiders paid for the Founder Shares as compared to the price of the HSPO Ordinary Shares sold in HSPO IPO, the HSPO Insiders may earn a positive rate of return on their investment even if the PubCo Ordinary Shares trade below the price initially paid for the HSPO Ordinary Shares in the HSPO IPO and the HSPO Public Shareholder may experience a negative rate of return following the completion of the Transactions;

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the fact that the HSPO Insiders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares and Private Shares held by them if HSPO fails to complete an initial business combination within the applicable time period. As a result of waiving liquidating distributions, if HSPO fails to complete an initial business combination within the applicable time period, the Sponsor would lose $3,857,500 for the purchase of Private Shares, and the HSPO Insiders would lose $25,000 for the purchase of the Founder Shares, and thus they would incur substantial loss of investment and will not be reimbursed for any out-of-pocket expenses;

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the fact that the HSPO Insiders may be incentivized to complete the Transactions, or an alternative initial business combination with a less favorable company or on terms less favorable to shareholders, rather than to liquidate, in which case the HSPO Insiders would lose their entire investment. As a result, the HSPO Insiders may have a conflict of interest in determining whether the Group Companies are appropriate businesses with which to effectuate a business combination and/or in evaluating the terms of the Transactions;

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the fact that pursuant to the Registration Rights Agreement, the HSPO Insiders can demand that PubCo register its registrable securities under certain circumstances and will also have piggyback registration rights for these securities in connection with certain registrations of securities that PubCo undertakes;

●	the continued indemnification of HSPO’s directors and officers and the continuation of HSPO’s directors’ and officers’ liability insurance after the Transactions (i.e. a “tail policy”); and

●

the fact that the HSPO Insiders, are, or may in the future become, affiliated with entities that are engaged in a similar business to HSPO. The HSPO Insiders are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to completing the Transactions. Accordingly, if any of HSPO’s officers or directors becomes aware of a business combination opportunity that is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to their fiduciary duties under applicable laws.

The HSPO Insiders have agreed to, among other things, vote all of their HSPO Ordinary Shares in favor of the proposals being presented at the Extraordinary General Meeting and waive their redemption rights with respect to their Founder Shares and Private Shares in connection with the consummation of the Transactions. As of the date of this proxy statement/prospectus, the HSPO Insiders own approximately 26.95% of the issued and outstanding shares of HSPO Ordinary Shares.

Compensation Received or to be Received by the Sponsor and its Affiliates

Set forth below is a summary of amount of compensation and securities received or to be received by the Sponsor and its affiliates in connection with the Transactions and related transactions.

Entity/Individual	Compensation or Securities Received or to be Received	Consideration Paid or to be Paid
Horizon Space Acquisition I Sponsor Corp.	1,507,000 PubCo Ordinary Shares to be issued in exchange for 1,507,000 Founder Shares upon the Merger Closing, excluding 200,000 Founder Shares to be transferred by the Sponsor to its shareholder, Mr. Xu Huang upon distribution.

The Sponsor acquired 1,707,000 Founder Shares for the total purchase price of approximately $24,739.13, or $0.014 per share, without taking into consideration of 200,000 Founder Shares to be transferred by the Sponsor to Mr. Xu Huang upon distribution. Mr. Xu Huang made capital contribution of $2 million in the Sponsor and, in exchange, acquired 200,000 Class B ordinary shares of the Sponsor, entitling Mr. Xu Huang to acquire 200,000 Founder Shares upon the Merger Closing, which will be exchanged for 200,000 PubCo Ordinary Shares.

	424,325 PubCo Ordinary Shares, in exchange for (i)385,750 Private Shares, and (ii) 38,575 HSPO Ordinary Shares issuable upon the conversion of 385,750 Private Rights upon the Merger Closing	$3,857,500 in aggregate, or $10.00 per Private Units.

Up to $3,000,000 Working Capital Notes may be converted into 300,000 Working Capital Units at a price of $10.00 per unit.

As of the date hereof, HSPO has issued two (2) Working Capital Notes to the Sponsor in the total principal amount of $700,000.

$10.00 per Working Capital Unit.

As of the date hereof, HSPO has issued one (1) Sponsor Extension Note to the Sponsor in the total principal amount of $70,000, which may be converted into up to 7,000 Extension Units at a price of $10.00 per unit.

$10.00 per Extension Unit.
	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination.	As of the date hereof, no such reimbursable expenses have been incurred.

The Sponsor will, immediately after the Merger Closing, at the low end of the range, a “minimum redemptions” scenario, and at the high end of the range, a “maximum redemptions” scenario, have (i) between 7.5% to 8.9% of the voting power in the PubCo, without taking into account of potential source of dilution; and (ii) between 8.7% to 9.9% of the voting power in the PubCo, taking into account of all possible sources of dilution and the extent of such dilution that non-redeeming HSPO Public Shareholders could experience in connection with the Merger Closing. See “Questions and Answers about the Proposal — What equity stake will non-redeeming HSPO Public Shareholders, the Squirrel HoldCo Shareholders, and the HSPO Initial Shareholders hold in PubCo following the consummation of the Transactions and what is the expected pro forma equity value of PubCo at the Merger Closing?” We therefore do not expect the issuances of securities listed in the above table will cause material impacts of the dilution on the non-redeeming HSPO shareholders who hold HSPO’s securities until the consummation of Transactions. These percentages assume, at the high end of the range, a “minimum redemptions” scenario, and, at the low end of that range, a “maximum redemptions” scenario. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information regarding these scenarios.

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HSPO Securities Transfer Restrictions to the Sponsor and its Affiliates

The table below presents the transfer restrictions applicable to the Sponsor and its affiliate with respect to the securities of HSPO held by the Sponsor and its affiliate as provided under any agreement, arrangement, or understanding as of the date of this proxy statement/prospectus

Type of Securities	Restriction Period	Persons Subject to Restrictions	Exceptions to Transfer Restrictions
• Letter Agreement, dated December 21, 2022, among HSPO and the HSPO Insiders • Escrow Agreement, dated December 21, 2022, between HSPO Continental and HSPO Insiders
Founder Shares

Until (1) with respect to 50% of the Founder Shares, the earlier of six months after the date of the consummation of HSPO’s initial business combination and the date on which the closing price of HSPO Ordinary Shares equals or exceeds $12.50 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after HSPO’s initial business combination and (2) with respect to the remaining 50% of the insider shares, six months after the date of the consummation of HSPO’s initial business combination, or earlier, in either case, if, subsequent to HSPO’s initial business combination, HSPO consummates a liquidation, merger, share exchange or other similar transaction which results in all of HSPO Shareholders having the right to exchange their HSPO Ordinary Shares for cash, securities or other property.

Horizon Space Acquisition I Sponsor Corp. Angel Colon Mark Singh Rodolfo Jose Gonzalez Caceres

Transfers (i) among the HSPO Insiders or to the HSPO Insiders’ members, officers, directors, consultants or their affiliates, (ii) to a holder’s shareholders or members upon the holder’s liquidation, in each case if the holder is an entity, (iii) by bona fide gift to a member of the holder’s immediate family or to a trust, the beneficiary of which is the holder or a member of the holder’s immediate family, in each case for estate planning purposes, (iv) by virtue of the laws of descent and distribution upon death, (v) pursuant to a qualified domestic relations order, (vi) to HSPO for no value for cancellation in connection with the consummation of a business combination, (vii) in connection with the consummation of a business combination at prices no greater than the price at which the securities were originally purchased, (viii) in the event of HSPO’s liquidation prior to its consummation of an initial business combination or (ix) in the event that, subsequent to the consummation of an initial business combination, HSPO completes a liquidation, merger, capital share exchange or other similar transaction which results in all of the HSPO’s shareholders having the right to exchange their ordinary shares for cash, securities or other property, in each case (except for clauses (vi), (viii) or (ix) or with HSPO’s prior written consent) on the condition that prior to such registration for transfer, the security agent of HSPO shall be presented with written documentation pursuant to which each transferee or the trustee or legal guardian for such permitted transferee agrees to be bound by the transfer restrictions contained in the warrant agreement and any other applicable agreement the transferor is bound by.

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Private Units (and the Underlying Securities)	Until the completion of HSPO’s initial business combination	Horizon Space Acquisition I Sponsor Corp.	Same as above.
• Sponsor Support Agreement dated September 16, 2024, by and among HSPO, the Sponsor and PubCo
HSPO Ordinary Shares Held by the Sponsor as of September 16, 2024(1)	Prior to the earlier of (a) the date the Business Combination Agreement is terminated in accordance with its terms and (b) the date on which the Transactions is consummated	Horizon Space Acquisition I Sponsor Corp.

With the prior written approval of HoldCo; transfers by the Sponsor to an affiliate or to a direct or indirect owner of equity or other interest in the Sponsor, provided, further, that any such permitted transfer shall be permitted only if, as a precondition to such transfer, the transferee also agrees in a writing, reasonably satisfactory in form and substance to HoldCo, PubCo and HSPO, to assume all of the obligations of the Sponsor under, and be bound by all of the terms of, the Sponsor Support Agreement.

•Form of Shareholder Lock-Up Agreement to be Entered by PubCo, the Sponsor and Squirrel Holdings BVI Prior to the Merger Effective Time
PubCo Ordinary Shares issuable to the Sponsor upon the conversion of the Founder Shares held by the Sponsor(2)

(i) With respect to 50% of such PubCo Ordinary Shares, the period commencing on the Merger Closing Date and ending on the date that is the earlier to occur of (A) six months after the Merger Closing Date, or (B) the date on which the closing price of each PubCo Ordinary Share equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Merger Closing Date, and (ii) with respect to the remaining 50% of such PubCo Ordinary Shares the period commencing on the Merger Closing Date and ending on the date that is six months after the Merger Closing Date.

Horizon Space Acquisition I Sponsor Corp. Squirrel Enlivened Holdings Co., Ltd (“Squirrel Holdings BVI”)(3)

(1) transfers or distributions to the Sponsor’s or Squirrel Holdings BVI’s general or limited partners, members, shareholders, other equity holders or direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended) or to the estates of any of the foregoing; (2) transfers by bona fide gift to a member of the Sponsor’s or Squirrel Holdings BVI’s immediate family or to a trust, the beneficiary of which is the Sponsor or Squirrel Holdings BVI, or a member of the Sponsor’s or Squirrel Holdings BVI’s immediate family for estate planning purposes; (3) by virtue of the laws of descent and distribution upon death of the Sponsor or Squirrel Holdings BVI; or (4) pursuant to a qualified domestic relations order, in each case where such transferee agrees to be bound by the terms of the Shareholder Lock-Up Agreement in writing, in form and substance reasonably satisfactory to PubCo.

After the Merger Closing Date, if there is a Change of Control, then upon the consummation of such Change of Control, all the shares subject to lock-up under the Shareholder Lock-Up Agreement shall be released from the restrictions contained herein. For the purpose of this paragraph, a “Change of Control” means: (a) the sale of all or substantially all of the consolidated assets of PubCo and PubCo’s subsidiaries to a third-party purchaser; (b) a sale resulting in no less than a majority of the voting power of PubCo being held by person that did not own a majority of the voting power prior to such sale; or (c) a merger, consolidation, recapitalization or reorganization of PubCo with or into a third-party purchaser that results in the inability of the pre-transaction equity holders to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

(1)	Representing (i) 1,707,000 Founder Shares and (ii) 385,750 Private Shares underlying the Private Units.

(2)	Representing 1,707,000 PubCo Ordinary Shares issuable to the Sponsor and its assignees in exchange of 1,707,000 Founder Shares upon the Merger Closing.

(3)

Pursuant to the form of the Shareholder Lock-Up Agreement, the following securities of PubCo to be held by Squirrel Holdings BVI will be subject to transfer restrictions thereunder, including (i) PubCo Ordinary Shares held by such Squirrel Holdings BVI immediately after the Merger Closing Date, (ii) PubCo Ordinary Shares issuable upon the exercise of options or warrants to purchase PubCo Ordinary Shares held by such Shareholder immediately after the Merger Closing Date (along with such options or warrants themselves), and (iii) any PubCo Ordinary Shares acquirable upon the conversion, exercise or exchange of any securities convertible into or exercisable or exchangeable for PubCo Ordinary Shares held by Squirrel Holdings BVI immediately after the Merger Closing Date (along with securities themselves).

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Prior SPAC Experience of the Sponsor and Its Affiliate

Affiliates of the Sponsor have history in capital markets transactions, including with SPACs. Specifically, Mr. Mingyu (Michael) Li is the sole director of the Sponsor, having voting, dispositive or investment powers over the Sponsor. The following are brief summaries of SPAC in which the affiliates of the Sponsor have been in or are currently involved

Lakeshore Acquisition II Corp.

Mr. Mingyu (Michael) Li served as the independent director of Lakeshore Acquisition II Corp. (“Lakeshore”), a SPAC incorporated in the Cayman Islands previously listing on Nasdaq. Lakeshore’s initial public offering closed on March 11, 2022, raising $69 million. On September 9, 2022, Lakeshore, LBBB Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of LBBB Merger Corp., Nature’s Miracle, Inc., a Delaware corporation (“Nature’s Miracle”), Tie (James) Li, as the representative of the stockholders of Nature’s Miracle and RedOne Investment Limited, a British Virgin Islands company, Lakeshore II’s sponsor, acting as the representative of the stockholders of Lakeshore, entered into that certain merger agreement and plan of merger (as amended on June 7, 2023 by Amendment No. 1 and on December 8, 2023 by Amendment No. 2). On March 11, 2024, the proposed business combination was completed, and the combined company changed its name to “Nature’s Miracle Holding Inc.” New Nature’s Miracle common stock commenced trading on The Nasdaq Global Market LLC under the symbol “NMHI” and its warrants started trading under the ticker symbol “NMHIW” on The Nasdaq Capital Market LLC on March 11, 2024.

On March 9, 2023, Lakeshore held an extraordinary general meeting of shareholders, where its shareholders approved to amend the amended and restated memorandum and articles of association of Lakeshore, and to extend the time for Lakeshore to complete a business combination for an additional three (3) months, from March 11, 2023 to June 11, 2023. In connection with the approval of such extension, $250,000 was deposited into the trust account of Lakeshore. In connection with such extraordinary general meeting, Lakeshore shareholders elected to redeem a total of 2,767,411 ordinary shares of Lakeshore. An aggregate payment of $28,707,673 was distributed from Lakeshore’s trust account because of this redemption.

On June 5, 2023, Lakeshore held an extraordinary general meeting of shareholders, where its shareholders approved an amendment to the amended and restated memorandum and articles of association of Lakeshore, to extend the time for Lakeshore to complete a business combination for up to an additional six (6) months, from June 11, 2023 to December 11, 2023 by means of up to six (6) monthly extensions. In connection with the approval of such extension, Lakeshore needed to deposit into the trust account $80,000 for each monthly extension and six monthly extension fees (i.e., June, July, August, September, October and November), were deposited into the trust. In connection with the such extraordinary general meeting, Lakeshore shareholders elected to redeem a total of 644,667 ordinary shares of Lakeshore. An aggregate payment of $6,807,013 was distributed from Lakeshore’s trust account for the ordinary shares redeemed.

On December 6, 2023, Lakeshore held an extraordinary general meeting of shareholders, where its shareholders approved an amendment to the amended and restated memorandum and articles of association of Lakeshore, to extend the time for Lakeshore to complete a business combination for up to an additional three (3) months, from December 11, 2023 to March 11, 2024  by means of up to three (3) monthly extensions. In connection with the approval of the extension, Lakeshore needed to deposit into its trust account $20,000 for each monthly extension and two monthly extension fee (i.e., December 2023 and January 2024) were deposited into its trust account. In connection with such extraordinary general meeting, Lakeshore shareholders elected to redeem a total of 2,141,262 ordinary shares of Lakeshore. An aggregate payment of $23,466,072 was distributed from Lakeshore’s trust account for the ordinary shares redeemed.

Upon the consummation of the proposed business combination, as of the closing date of March 11, 2024, New Nature’s Miracle’s post-closing directors and executive officers and their respective affiliated entities beneficially owned approximately 55.8% of the outstanding shares of common stock of New Nature’s Miracle, and the securityholders of Lakeshore immediately prior to the closing (which includes Lakeshore’s sponsors and their affiliates) beneficially owned post-closing approximately 15% of the outstanding shares of common stock of New Nature’s Miracle.

Horizon Space Acquisition II Corp.

HSPT is a SPAC incorporated in the Cayman Islands, currently listing on Nasdaq. Mr. Mingyu (Michael) Li is the chief executive officer and the chairman of the board of directors of HSPT, as well the sole director of Horizon Space Acquisition II Sponsor Corp., the sponsor of HSPT.

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Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The HSPO Charter provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We have entered into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in the HSPO Charter.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination.

We believe that these provisions and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Legal Proceedings

To the knowledge of our management team, there is no litigation currently pending or contemplated against us, any of our officers or directors in their capacity as such or against any of our property.

Properties

We do not own any real estate or other physical properties materially important to our operations. We maintain our principal executive offices located 1412 Broadway, 21st Floor, Suite 21V, New York, NY 10018, and our telephone number is +1 (646) 257-5537.

Competition

In identifying, evaluating and selecting a target business for the Transactions, we encountered intense competition from other entities having a business objective similar to ours, including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses is limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with our public shareholders who exercise their redemption rights may reduce the resources available to us for the Transactions.

Periodic Reporting and Financial Information

HSPO Units, HSPO Ordinary Shares, HSPO Warrants and HSPO Rights are registered under the Exchange Act, and we have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent registered public accounting firm.

We will be required to evaluate our internal control procedures for the fiscal year ending December 31, 2023 as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company, will we be required to have our internal control procedures audited. A target company may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors do find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION OF HSPO

The following discussion and analysis of HSPO’s financial condition and results of operations should be read in conjunction with HSPO’s audited financial statements and the related notes to those statements included elsewhere in this proxy statement/prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that involve risks and uncertainties. HSPO’s actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in the sections titled “Risk Factors” and “Forward-Looking Statements,” which you should review for a discussion of some of the factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this proxy statement/prospectus. Unless the context otherwise requires, all references in this section to the “Company,” “HSPO,” “we,” “us” or “our” refer to HSPO prior to the consummation of the Transactions.

 Overview

We are a blank check company formed under the laws of Cayman Island on June 14, 2022, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses. We intend to effectuate our business combination using cash derived from the proceeds of the IPO, our securities, debt or a combination of cash, securities and debt, in effecting a business combination. Our efforts to identify a prospective target business will not be limited to a particular industry or geographic location.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to raise capital or to complete our initial business combination will be successful.

Initial Public Offering and Private Placement

On June 14, 2022, we issued 10,000 ordinary shares of a par value of $0.0001 each (the “Ordinary Shares”) to Horizon Space Acquisition I Sponsor Corp. (the “Sponsor”). On August 30, 2022, (1) we issued 1,725,000 Ordinary Shares to the Sponsor for a purchase price of $25,000, or approximately $0.0145 per share, and (2) the Sponsor surrendered 10,000 Ordinary Shares. On September 12, 2022, the Sponsor entered into a securities transfer agreement, pursuant to which the Sponsor transferred to our independent directors, Messrs. Angel Colon, Mark Singh, and Rodolfo Jose Gonzalez Caceres, 8,000, 5,000 and 5,000 Ordinary Shares, respectively, at the original purchase price, immediately prior to the closing of the IPO. We refer to these Ordinary Shares throughout as the “Founder Shares.”

On December 27, 2022, we consummated the IPO of 6,900,000 units (the “Public Units”), which included 900,000 Public Units issued upon the full exercise of the underwriter’s over-allotment option. Each Public Unit consists of one Ordinary Share, one redeemable warrant (the “Warrants”), each whole Warrant entitling the holder thereof to purchase one Ordinary Share at an exercise price of $11.50 per share, and one right (the “Right”), each one Right entitling the holder thereof to exchange for one-tenth of one Ordinary Share upon the completion of the initial business combination. The Public Units were sold at an offering price of $10.00 per Public Unit, generating gross proceeds of $69.0 million.

On December 27, 2022, simultaneously with the consummation of the IPO, we completed the private sale (the “Private Placement”) of 385,750 units (the “Private Units”) to the Sponsor, at a purchase price of $10.00 per Private Unit, generating gross proceeds to us of $3,857,500.

The proceeds of $70,207,500 ($10.175 per Public Unit) in the aggregate from the IPO and the Private Placement, were placed in a trust account (the “Trust Account”) established for the benefit of our public shareholders and the underwriter of the IPO with Continental Stock Transfer & Trust Company acting as trustee.

Our management has broad discretion with respect to the specific application of the proceeds of the IPO and the Private Placement that are held out of the Trust Account, although substantially all the net proceeds are intended to be applied generally towards consummating a business combination and working capital.

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September 2023 Shareholder Meeting

We initially had until September 27, 2023 to consummate an initial business combination, provided however that if we anticipate that we may not be able to consummate its initial business combination before September 27, 2023, the Company may, but are not obligated to, extend the period of time to consummate a business combination two times by an additional three months each time (for a total of up to March 27, 2024 to complete a business combination).

On September 25, 2023, we held an extraordinary general meeting (the “2023 Shareholder Meeting”), where the shareholders of the Company approved the proposal to amend Articles 48.7 and 48.8 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Charter”) to provide that the Company must (i) consummate a business combination, or (ii) cease its operations except for the purpose of winding up if it fails to complete such Business Combination and redeem or repurchase 100% of the Company’s public shares included as part of the public units issued in the Company’s initial public offering, by September 27, 2023, and if the Company does not consummate a business combination by September 27, 2023, it may be extended up to six times, each by a one-month extension (the “Monthly Extension”), for a total of up to six months to March 27, 2024, without the need for any further approval of the Company’s shareholders. For each Monthly Extension, the Sponsor and/or its designee will deposit $70,000 (the “Monthly Extension Fee”) for all remaining public shares into the Trust Account. In connection with 2023 Shareholder Meeting, 562,779 Ordinary Shares were rendered for redemption, and approximately $5.93 million was released from the Trust Account to pay such redeeming shareholders.

March 2024 Shareholder Meeting

We previously had until March 27, 2024 to consummate an initial business combination. On March 22, 2024, the Company held an extraordinary general meeting of shareholders (the “2024 Shareholder Meeting”), where the shareholders of the Company approved the proposals, among the others, to amend Articles 48.7 and 48.8 of the Company’s Charter to provide that the Company must (i) consummate a business combination, or (ii) cease its operations except for the purpose of winding up if it fails to complete such Business Combination and redeem or repurchase 100% of the Company’s public shares included as part of the public units issued in the Company’s initial public offering, by March 27, 2024, and if the Company does not consummate a business combination by March 27, 2024, it may be extended up to nine times, each by a Monthly Extension, for a total of up to nine months to, without the need for any further approval of the Company’s shareholders. For each Monthly Extension, the Sponsor and/or its designee will deposit $60,000 for all remaining public into the Trust Account (the “New Extension Fee”). In connection with 2024 Shareholder Meeting, the Company received the redemption requests from its public shareholders to redeem a total of 815,581 Ordinary Shares. As of the date hereof, the Company and the Trustee are in the process completing the redemption, and approximately $8.86 million will be released from the Trust Account to pay such redeeming shareholders upon the completion of the redemption.

Trust Agreement Amendments

At the 2023 Shareholder Meeting, the shareholders of the Company approved, among others, the Company to amend the Investment Management Trust Agreement dated December 21, 2022, (as the same may be amended, restated or supplemented, the “Trust Agreement”), by and between the Company and Continental Stock Transfer & Trust Company (the “Trustee”) to provide that the Trustee must commence liquidation of the Trust Account by September 27, 2023, or, if further extended by up to six Monthly Extensions, up to March 27, 2024. Upon the shareholders’ approval, on September 25, 2023, the Company and the Trustee entered into the amendment to the Trust Agreement.

On October 4, 2023, the Company entered into an amendment to the Trust Agreement. Pursuant to the Trust Agreement, the Company may request the Trustee to distribute up to $100,000 of the amount of interest income earned on the Trust Account of the Company to set aside for future payment for dissolution expenses, if applicable. Upon such amendment, the Company requested the Trustee distribute $100,000 from the Trust Account to the Company’s cash account accordingly.

At the 2024 Shareholder Meeting, the shareholders of the Company approved, among others, the Company to amend Trust Agreement to provide that the Trustee must commence liquidation of the Trust Account by March 27, 2024, or, if further extended by up to nine Monthly Extensions, up to December 27, 2024. Upon the shareholders’ approval, on March 22, 024, the Company and the Trustee entered into the amendment to the Trust Agreement, pursuant to which the Monthly Extension Fee is $60,000 for each Monthly Extension.

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Extensions and Extension Notes

In connection with the Monthly Extensions, as of the date hereof, an aggregate of $900,000 Monthly Extension Fee had been deposited into the Trust Account, among which $70,000 was made by the Sponsor and $830,000 was made by Shenzhen Squirrel (as defined below), respectively. The Company issued a total of six unsecured promissory notes to evidence the payment of the Monthly Extension Fees, including 1 note to the Sponsor (the “Sponsor Extension Notes”) and 6 notes to Shenzhen Squirrel (the “Shenzhen Squirrel Extension Notes,” together with the Sponsor Extension Note, collectively the “Extension Notes”), respectively.

The Extension Notes bear no interest and is payable in full upon the earlier to occur of (i) the consummation of the Company’s business combination or (ii) the date of expiry of the term of the Company (the “Maturity Date”). The following shall constitute an event of default: (i) a failure to pay the principal within five business days of the Maturity Date; (ii) the commencement of a voluntary or involuntary bankruptcy action, (iii) the breach of the Company’s obligations thereunder; (iv) any cross defaults; (v) an enforcement proceedings against the Company; and (vi) any unlawfulness and invalidity in connection with the performance of the obligations thereunder, in which case the Extension Notes may be accelerated.

The payees of the Extension Notes have the right, but not the obligation, to convert the Extension Notes, in whole or in part, respectively, into private units (the “Extension Units”) of the Company, each consisting of one Ordinary Share, one warrant, and one right to receive one-tenth (1/10) of one Ordinary Share upon the consummation of a business combination, as described in the IPO prospectus of the Company (File No: 333-268578), by providing the Company with written notice of the intention to convert at least two business days prior to the closing of the business combination. The number of Extension Units to be received by the payees in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the payees by (y) $10.00.

Waive of Administrative Service Fee

On December 21, 2022, in connection with the IPO. The Company entered into an administrative service agreement with the Sponsor (the “Administrative Service Agreement”). Pursuant to the Administrative Service Agreement, the Company shall pay the Sponsor $1,000 per month (the “Administrative Service Fee”) from December 22, 2022, the date of the Company’s final prospectus for the IPO till the earlier of the consummation of an initial business combination or the Company’s liquidation. The Administrative Service Agreement provides that any unpaid amount of the Administrative Service Fee will accrue without interest and be due and payable no later than the date of the consummation of the Company’s initial business combination.

On October 11, 2023, upon the approval of the Board of Directors of the Company (the “Board”) and Audit Committee of the Company, the Company and the Sponsor agreed to waive full payment of the Administrative Service Fee.

Non-Binding LOI Relating Proposed Business Combination

On October 17, 2023, the Company entered into a non-binding LOI with Shenzhen Squirrel Enlivened Media Group Co. Ltd (the “Shenzhen Squirrel”) in connection with a potential business combination with Shenzhen Squirrel. Notwithstanding, as of the date hereof, the Company has not entered into any definitive agreements, for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses or entities.

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Establishment of the Special Committee

On November 1, 2023, the Board held a meeting, where all the members of the Board approved the Company to establish a special committee (the “Special Committee”) in connection with a potential business combination with Shenzhen Squirrel.

The Special Committee is comprised of three members, Messrs. Angel Colon, Mark Singh, and Rodolfo Jose Gonzalez Caceres, who are independent directors of the Company and review and evaluate the proposed business combination.

Entry into Business Combination Agreement

On September 16, 2024, the Company (“HSPO” or, upon and following the Merger, “Surviving Company”) entered into an Agreement and Plan of Merger (the “Business Combination Agreement”) with Squirrel Enlivened Technology Co., Ltd., a Cayman Islands exempted company (“Squirrel HoldCo”), Squirrel Enlivened International Co., Ltd., a Cayman Islands exempted company and a wholly-owned subsidiary of Squirrel HoldCo (“Squirrel Cayman” or, upon and following the Reorganization, “Parent”), Squirrel Enlivened Overseas Co., Ltd., a Cayman Islands exempted company and a wholly-owned subsidiary of Squirrel Cayman (“Merger Sub”).

Squirrel HoldCo, through Shenzhen Squirrel Enlivened Media Group Co., Ltd., a limited liability company established under the laws of China (“Shenzhen Squirrel”), and Squirrel HoldCo’s other subsidiaries, is in the business of brand marketing and strategy consulting.

Pursuant to the Business Combination Agreement, among other things, (a) Squirrel HoldCo will merge with and into Squirrel Cayman in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”), whereupon the separate existence of Squirrel HoldCo will cease, and Squirrel Cayman will be the surviving company (the “Reorganization”), and (b) at least one (1) business day after the closing of the Reorganization (the “Reorganization Closing”), Merger Sub will merge with and into HSPO in accordance with the Cayman Companies Act, whereupon the separate existence of Merger Sub will cease, and HSPO will be the surviving company (the “Merger”). As a result of the Reorganization and the Merger, among other things, (a) all of the issued and outstanding securities of Squirrel HoldCo immediately prior to the filing of the plan of merger with respect to the Reorganization (the “Plan of Reorganization”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Reorganization (the “Reorganization Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive a certain number of securities of Squirrel Cayman as described below, and (b) all of the issued and outstanding securities of HSPO immediately prior to the filing of the plan of merger with respect to the Merger (the “Plan of Merger”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Merger (the “Merger Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of Parent, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Cayman Companies Act and other applicable laws. The Reorganization, the Merger and each of the other transactions contemplated by the Business Combination Agreement or any of the other relevant transactional documents are collectively referred to as the “Transactions.”

Nasdaq Noncompliance Letter

On October 3, 2024, the Company received a letter (the “Letter”) from the Listing Qualifications Department of Nasdaq notifying that the Company was not in compliance with Listing Rules 5450(a)(2), which requires the Company to have at least 400 shareholders for continued listing on the Nasdaq Global Market (the “Minimum Total Holders Rule”). The Letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on the Nasdaq Global Market.

The Letter states that the Company has 45 calendar days (until November 19, 2024) to submit a plan to regain compliance with the Minimum Total Holders Rule. If Nasdaq accepts the Company’s plan, Nasdaq may grant the Company an extension of up to 180 calendar days from the date of the Letter to evidence compliance with the Minimum Total Holders Rule. If Nasdaq does not accept the Company’s plan, the Company will have the opportunity to appeal the decision in front of a Nasdaq Hearings Panel.

The Letter notes that the Company may be eligible to transfer the listing of its securities to the Nasdaq Capital Market, provided that it then satisfies the requirements for continued listing on the Nasdaq Capital Market. On October 3, 2024, the Company submitted an application for a transfer from the Nasdaq Global Market to the Nasdaq Capital Market. On November 12, 2024, Nasdaq approved the Company’s application to list its ordinary shares, units, warrants and rights on the Nasdaq Capital Market. The Company’s ordinary shares, units, warrants and rights are expected to commence trading on the Nasdaq Capital Market at the opening of business on November 14,

Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities and those necessary to prepare for the IPO. Following the IPO, we have not generated any operating revenues until after completion of our initial business combination. We will generate non-operating income in the form of interest income on cash and cash equivalents after the IPO. There has been no significant change in our financial or trading position and no material adverse change has occurred since the date of our audited financial statements. After the IPO, we incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for expenses associated with the search for target opportunities.

For the three months ended June 30, 2024, we had a net income of $629,211 which consisted of interest and dividend income of $784,220 on investments held in Trust Account which was offset by operating cost of $155,009.

For the three months ended June 30, 2023, we had a net income of $757,286 which consisted of interest and dividend income of $824,928 on investments held in Trust Account which was offset by operating cost of $67,642.

For the six months ended June 30, 2024, we had a net income of $1,362,675 which consisted of interest and dividend income of $1,665,343 on investments held in Trust Account which was offset by operating cost of $302,668.

For the six months ended June 30, 2023, we had a net income of $1,456,006 which consisted of interest and dividend income of $1,641,064 on investments held in Trust Account which was offset by operating cost of $185,058.

For the year ended December 31, 2023, we had a net income of $2,911,033 which consisted of interest and dividend income of $3,471,188 on investments held in Trust Account which was offset by operating cost of $560,155.

For the period from June 14, 2022 (inception) through December 31, 2022, we had a net loss of $123,960, which consists of formation and operating costs of $43,531 and share-based compensation expense of $93,780, offset by unrealized gain on marketable securities held in the Trust Account of $13,351.

Liquidity and Capital Resources

For the six months ended June 30, 2024, cash used in operating activities was $461,405. As of June 30, 2024, we had cash of $21,876 available for working capital needs. As of December 31, 2023, we had $283,281 of cash held outside of the Trust Account, after payment of costs related to the IPO, and available for working capital purposes.

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We intend to use substantially all of the net proceeds of the IPO, including the funds held in the Trust Account, to acquire a target business or businesses and to pay our expenses relating thereto, including deferred underwriting commissions of $2,415,000 payable to Network 1. To the extent that our share capital is used in whole or in part as consideration to effect our initial business combination, the remaining proceeds held in the Trust Account as well as any other net proceeds not expended will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our initial business combination if the funds available to us outside of the Trust Account were insufficient to cover such expenses.

Over the next 12 months (assuming a business combination is not consummated prior thereto), we will be using the funds held outside of the Trust Account for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business combination.

If our estimates of the costs of undertaking in-depth due diligence and negotiating our initial business combination is less than the actual amount necessary to do so, or the amount of interest available to us from The Trust Account is less than we expect as a result of the current interest rate environment, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to consummate our initial business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business combination. Following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

As of June 30, 2024, we had cash of $21,876 and working capital deficiency of $797,478. As of December 31, 2023, we had cash of $283,281 and a working capital deficiency of $114,810. We have incurred and expect to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a business combination. In connection with our assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about our ability to continue as a going concern. Our management’s plan in addressing this uncertainty is through the Working Capital Loans from our Sponsor or its affiliates. In addition, if we are unable to complete a business combination within the Combination Period, our board of directors would proceed to commence a voluntary liquidation and thereby a formal dissolution of us. There is no assurance that our plans to consummate a business combination will be successful within the Combination Period. As a result, management has determined that such additional condition also raise substantial doubt about our ability to continue as a going concern. Our financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities that would be considered off-balance sheet arrangements as of June 30, 2024 and December 31, 2023, respectively. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

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Contractual Obligations

As of June 30, 2024 and December 31, 2023, we do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, respectively.

We are obligated to pay the underwriters a deferred underwriting fees equal to 3.5% of the gross proceeds of the IPO. Upon completion of the business combination, $2,415,000 will be paid to the underwriters from the funds held in the Trust Account.

The Founder Shares, the Ordinary Shares included in the Private Units, and any Ordinary Shares that may be issued upon conversion of working capital loans (and any underlying securities) will be entitled to registration rights pursuant to a registration and shareholder rights agreement entered into in connection with the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Critical Accounting Policies and Estimates

In preparing these financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results may differ from these estimates. We have identified the following critical accounting policies and estimates:

Investments Held in Trust Account

At June 30, 2024, assets held in the Trust Account was $61,128,031. At December 31, 2023, asset held in the Trust Account was $67,946,855. Substantially all of the assets held in the Trust Account were held in mutual funds with the underlying investments in U.S. Treasury securities. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Interest and dividend income earned from investments held in Trust Account and gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest and dividend income on investments held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information.

Warrants

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to our own Ordinary Shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of our control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. We determined that upon further review of the warrant agreements, we concluded that our warrants qualify for equity accounting treatment.

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Offering Costs

Offering costs consisting principally of underwriting, legal, accounting and other expenses that are directly related to the IPO and charged to shareholders’ deficit upon the completion of the IPO. We comply with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs – SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”.

Share-Based Compensation Expense

We account for share-based compensation expense in accordance with ASC 718, “Compensation - Stock Compensation” (“ASC 718”). Under ASC 718, share-based compensation associated with equity-classified awards is measured at fair value upon the grant date and recognized over the requisite service period. To the extent a share-based award is subject to a performance condition, the amount of expense recorded in a given period, if any, reflects an assessment of the probability of achieving such performance condition, with compensation recognized once the event is deemed probable to occur. Forfeitures are recognized as incurred.

Ordinary Shares Subject to Possible Redemption

We account for our Ordinary Shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable Ordinary Shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, Ordinary Shares are classified as shareholders’ equity. Our public shares of Ordinary Shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, Ordinary Shares included in the Public Units subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of our balance sheet. We recognize changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Ordinary Shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Ordinary Shares are affected by charges against additional paid in capital or accumulated deficit.

Share Compensation Expense

We account for share-based compensation expense in accordance with ASC 718, “Compensation - Stock Compensation” (“ASC 718”). Under ASC 718, share-based compensation associated with equity-classified awards is measured at fair value upon the grant date and recognized over the requisite service period. To the extent a share-based award is subject to a performance condition, the amount of expense recorded in a given period, if any, reflects an assessment of the probability of achieving such performance condition, with compensation recognized once the event is deemed probable to occur. Forfeitures are recognized as incurred.

Net Income (Loss) Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net loss less interest income and dividend income and unrealized gain or loss on investments in trust account less any dividends paid. We then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public shareholders.

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Fair Value of Financial Instruments

ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

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Level 1 — based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

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Level 2 — Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

●	Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

At  June 30, 2024 and December 31, 2023, the assets held in the Trust Account were held in mutual funds with the underlying investments in U.S. Treasury securities. All of the Company’s investments held in the Trust Account are classified as trading securities and Level 1 investments.

Income Taxes

We account for income taxes under ASC740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. We have identified Cayman Islands as its only “major” tax jurisdiction, as defined. Based on our evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. We believe that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Our policy for recording interest and penalties associated with audits is to record such items as a component of income tax expense.

We may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws.

Our tax provision was deemed to be de minimis for the period presented. We are considered to be an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

Recent Accounting Pronouncements

In August 2020, the FASB issued a new standard (ASU 2020-06) to reduce the complexity of accounting for convertible debt and other equity-linked instruments. For certain convertible debt instruments with a cash conversion feature, the changes are a trade-off between simplifications in the accounting model (no separation of an “equity” component to impute a market interest rate, and simpler analysis of embedded equity features) and a potentially adverse impact to diluted earnings per share by requiring the use of the if-converted method. The new standard will also impact other financial instruments commonly issued by both public and private companies. For example, the separation model for beneficial conversion features is eliminated simplifying the analysis for issuers of convertible debt and convertible preferred stock. Also, certain specific requirements to achieve equity classification and/or qualify for the derivative scope exception for contracts indexed to an entity’s own equity are removed, enabling more freestanding instruments and embedded features to avoid mark-to-market accounting. The new standard is effective for companies that are SEC filers (except for smaller reporting companies) for fiscal years beginning after December 15, 2021 and interim periods within that year, and two years later for other companies. Companies can early adopt the standard at the start of a fiscal year beginning after December 15, 2020. The standard can either be adopted on a modified retrospective or a full retrospective basis.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on our financial statements.

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SQUIRREL’S MARKET OPPORTUNITIES

The information presented in this section and included elsewhere in this proxy statement/prospectus that relates to the industry of Squirrel’s business has been derived from research reports conducted by LeadLeo Information and Technology Nanjing Co., Ltd., an independent research firm. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this proxy statement/prospectus.

Overview

Brand marketing and strategy consulting service providers assist businesses in improving their brand awareness and achieving their strategic goals. This is accomplished through a range of marketing services and consulting solutions, including strategic planning, brand positioning, business model innovation, content production, digital marketing, and brand image design. Brand marketing and strategy consulting service providers can systematically help brands to develop a more competitive and comprehensive marketing framework, catering to brands’ specific needs. The brand marketing and strategy consulting industry is currently undergoing a transformation, moving towards a new era characterized by digitalization, professionalism, and a heightened focus on consumer perception.

Ecosystem of Brand Marketing and Strategy Consulting in China

Overview

The brand marketing and strategy consulting industry’s value chain consists primarily of (i) upstream suppliers, including service providers for market research, event execution, video and graphic image production, media, and digital technology, (ii) midstream brand marketing and strategy consulting service providers, and (iii) downstream brands in a wide array of industries. The diagram below illustrates the value chain of the brand marketing and strategy consulting industry.

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Proposition of Market Players

Suppliers. Suppliers provide basic essential services to brand marketing and strategy consulting firms, including comprehensive market research, meticulous event execution, sophisticated video and graphic production, strategic media relations, and cutting-edge digital technology solutions.

Brand marketing and strategy consulting service providers. Situated at the midstream of the industry, brand marketing and strategy consulting service providers form the core of the industry. They conduct market research to dissect target demographics, consumer behaviors, competitive dynamics, and prevailing industry trends. Through this analysis, they craft brands’ unique market positioning and develop strategic blueprints for both short term and long term goals, outlining development plans and objectives for brands.

Leveraging the power of digital commerce channels, including online marketplaces, social media platforms, and live streaming or live selling channels, brand marketing and strategy consulting service providers improve brand awareness and consumer engagement rate, by providing creative content and visual design services to enhance and solidify brands’ image awareness.

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Brands. Brands engage and pay brand marketing and strategy consulting service providers to improve their brand awareness and achieve strategic goals, forming a mutually beneficial relationship.

Main Features of the Brand Marketing and Strategy Consulting Industry

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Economic cycle. The brand marketing and strategy consulting industry is inherently subject to the overall economic landscape, exhibiting cyclical patterns in its development. During robust economic expansion, consumers’ income and spending power increase accordingly, which leads to more consumption and in turn stimulates the development of the brand marketing and strategy consulting industry. However, during economic contraction, consumers’ income and spending power shrink, which leads to less consumption and a downturn of the brand marketing and strategy consulting industry.

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Seasonality. The operations of the brand marketing and strategy consulting industry is subject to seasonal fluctuations, predominantly influenced by festive seasons and promotional campaigns. Typically, there is a noticeable dip in business activity in the first half of the year, with a subsequent uptick in the latter half. Pivotal marketing events such as the Spring Festival, the 618 Shopping Festival, and the Double 11 Global Shopping Festival create a heightened demand for strategic marketing initiatives. This leads to a marked expansion in the scale and business volume of the brand marketing and strategy consulting solutions as brands prepare for these high-impact events.

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Regional development. The growth of the brand marketing and strategy consulting industry is also shaped by regional economic disparities. In particular, China's economic development varies geographically, with regions like the Beijing-Tianjin-Hebei area, the Yangtze River Delta, and the Pearl River Delta enjoying higher levels of economic advancement. These areas boast higher per capita GDP and consumer spending power, which in turn attract a greater concentration of brands and businesses. Consequently, there is an elevated demand for brand marketing and strategy consulting solutions in these regions compared to less economically developed areas.

Entry Barriers of the Brand Marketing and Strategy Consulting Industry in China

Industry Experience and Expertise

The formulation of effective marketing strategies requires extensive industry experience, expertise, and analytical methodology, which are the core competencies that distinguish market players in the brand marketing and strategy consulting industry. While the market is fragmented with numerous small and medium-sized service providers, brand marketing and strategy consulting service providers with scalable operations, industry specific experiences and expertise, and ample resources have a clear competitive advantage, offering comprehensive insights and solutions across various industries and regions. Downstream brands place greater trust in and are more willing to engage brand marketing and strategy consulting service providers which have substantial industry specific experiences and expertise, refined methodology systems, and successful track record.

Talent Resource

The brand marketing and strategy consulting industry demands a high caliber of talent with multidisciplinary expertise, such as market analysis, brand management, and marketing planning. Practical experience and industry insight are invaluable for professionals to better understand brands’ needs and devise effective strategies. Moreover, innovation and creativity are essential for professionals to excel in the dynamic field of brand marketing and strategy consulting. In addition, in the digital age, the ability to leverage data analysis for consumer insights and marketing optimization is increasingly important. Talents must be adept at adopting new technologies, such as artificial intelligence and big data analysis, to stay ahead in the evolving landscape of brand marketing and strategy consulting.

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Customer Development

High customer engagement and retention is a hallmark of the brand marketing and strategy consulting industry. A stable base of high-quality brands can lay a solid foundation for the rapid growth of brand marketing and strategy consulting service providers. The accumulation of customer resources hinges on such firms’ industry reputation, service quality, and professional capabilities, without which market entrants have difficulties in establishing business relationships with brands.

Technology Capability

Advancements in technology, such as data analysis and artificial intelligence have raised the bar for digital intelligence capabilities in brand marketing and strategy consulting. Brand marketing and strategy consulting service providers need to have robust data analysis capabilities to process and interpret vast amounts of consumer data, providing brands with precise insights and strategies. Digital transformation has given rise to new service demands, such as the growth of e-commerce brands, traditional brands’ digital pivot, and cross-brand e-commerce marketing. The fragmented nature of e-commerce traffic and the complexity of analyzing multi-dimensional data from various online platforms have heightened the technical barriers and digital intelligence requirements. The brand marketing and strategy consulting industry is also actively developing and implementing advanced technology platforms and tools, such as marketing automation and big data analysis, to enhance service efficiency and quality.

Market Size of the Brand Marketing and Strategy Consulting Industry in China

The overall size of China’s brand marketing and strategy consulting market increased from RMB36.8 billion in 2019 and to RMB51.4 billion in 2023, representing a CAGR of approximately 8.7%. The overall size of China’s brand marketing and strategy consulting market is expected to increase from RMB54.6 billion in 2024 to RMB70.2 billion in 2028, representing a CAGR of 6.4%.

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From 2019 to 2023, the brand marketing and strategy consulting industry has demonstrated a consistent growth. However, in 2020 and 2021 the industry was volatile due to the disruptive effects of the global pandemic. Despite these challenges, brands have been actively seeking innovative strategies to navigate through these turbulent times. Looking forward, China’s brand marketing and strategy consulting industry is expected to grow steadily from 2024 to 2028, driven by the following several key factors:

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Competitive commerce market. The commerce market is becoming intensively competitive, compelling brands and businesses to seek professional brand marketing and strategy consulting solutions to gain a competitive edge.

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Technological innovation and digital transformation. The rapid integration of the Internet and social media is propelling the industry towards a greater focus on digital and social marketing strategies. This shift is crucial for brands undertaking digital transformation initiatives, particularly in leveraging artificial intelligence to enhance marketing efficiency and effectiveness. Therefore, brands start to recognize the value provided by brand marketing and strategy consulting service providers and tend to have a higher willingness to engage them for such innovation and transformation.

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Consumer demand trends. There is a discernible trend towards diversification and personalization in consumer preferences. As consumers increasingly prioritize quality of life, their expectations of brands have evolved to demand a more tailored and diverse range of offerings, which leads to more demand for brand marketing and strategy consulting solutions.

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Macro-environmental changes and traffic dynamics. The diminishing Internet traffic bonus necessitates a strategic shift in brand marketing from a phase of rapid growth to one of content-driven brand building. This transition underscores the importance of robust brand marketing and content production strategies. Additionally, economic uncertainties are prompting brands to engage brand marketing and strategy consulting service providers to navigate the complexities of the market.

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Key Drivers of the Brand Marketing and Strategy Consulting Industry in China

Favorable Policy

The Chinese government has established ambitious brand-building goals for 2025 and 2035, actively endorsing enterprises in their pursuit of strategic branding initiatives. This support is a positive indicator for the growth of the brand marketing and strategy consulting industry. Concurrently, the industry is governed by stringent national regulations, including the Advertising Law of the People’s Republic of China and the Law of the People’s Republic of China on the Protection of Consumer Rights and Interests. In the digital economy era, the Chinese government has introduced specific regulations for digital marketing, such as the Administrative Measures for Internet Advertising and the Interim Measures for the Administration of Generative Artificial Intelligence Services. These measures aim to establish industry standards, self-regulatory conventions, and universal standards for Internet advertising, fostering the healthy development and standardized application of generative AI, and encouraging the creation of high-quality marketing content. The introduction of these laws and policies signals a commitment to standardized, technologically advanced, and innovative development in the brand marketing and strategy consulting industry, presenting new momentum and opportunities for its sustainable growth.

Continuous Increase of the Internet Penetration Rate

From 2019 to 2023, the number of Chinese netizens and the Internet penetration rate have shown a consistent upward trajectory. Internet applications have become deeply integrated into every facet of the social economy and daily life, encompassing a broad spectrum of consumer users and brands, thereby amplifying the marketing value for brands. The advent of digital marketing, propelled by advancements in big data, artificial intelligence, and machine learning technologies, has helped expand market opportunities that are beyond traditional brand marketing.

Overall Economy Condition

The brand marketing and strategy consulting industry in China is intricately subject to the national economy condition and the level of spending power per capita. Despite the pandemic’s negative impact from 2020 to 2022, which led to fluctuations in the total sales of consumer goods, the overall trend for China reflects resilience and growth. The sustained and expected future increase in consumer goods sales provides a continuous demand and impetus for the brand marketing and strategy consulting industry.

Future Trends of the Brand Marketing and Strategy Consulting Industry in China

Comprehensive Full-service Brand Marketing and Strategy Consulting Services

The brand marketing and strategy consulting industry is moving towards a comprehensive full-service approach that covers everything from strategy to execution. This new style of service is more systematically coherent and competitive than traditional methods, as it offers one-stop services that enable service providers to work closely with brands to better understand their specific and evolving needs.

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A Combination of Rational and Emotional Brand Marketing

In brand marketing and strategy consulting industry, there are two main approaches of brand marketing, namely rational positioning and emotional positioning. Rational positioning aims to deepen the impression of consumers through representative slogans, emphasizing the planning process of logic and analysis, attaching importance to scientific research on consumer behavior, and achieving precise brand positioning. Emotional positioning focuses more on the emotional and psychological aspects of consumers, creating emotional value through aesthetics, and establishing a deep connection between brands and consumers.

In the new era of brand marketing in China where product supplies exceed demand, consumer behavior has shifted from quantity consumption and quality consumption to emotional consumption. As a result, brand marketing has begun to prioritize consumers’ emotional needs and psychological experiences. Brands not only sell products but also values. Brand aesthetics has emerged as a critical means for brands to establish an emotional resonance with consumers. By leveraging aesthetic strategies, brands enhance consumers’ emotional experiences to improve brand awareness. Moreover, emotional positioning presents captivating stories, enabling consumers to resonate with brands emotionally. Brands need to continuously innovate their products to meet market changes and consumers’ pursuit of individual satisfaction and spiritual pleasure.

Therefore, brands and brand marketing and strategy consulting service providers need to not only emphasize on rational positioning that focuses on efficiency, effectiveness, and strategic thinking of brand marketing, but also cater to the emotional and psychological needs of consumers to establish emotional connections, thereby promoting brand loyalty and market influence.

Technological Innovation

New technologies, such as AI, has gradually played an important role in brand marketing, including personalized experiences, visual effects, marketing systems, and operation management. In particular, where new products are frequently launched in e-commerce, requiring high quality visual effects, AI can help improve marketing precision and reduce manpower by automatically generating product images, customizing introduction of products, and creating short videos, thereby improving efficiency and reducing costs. Currently, leading brand marketing and strategy consulting service providers, such as Squirrel Enlivened, Topsrx, BlueFocus, Yeahmobi, and Shunya International have already launched some “AI for brand marketing” tools, transforming the brand marketing and strategy consulting industry.

Competitive Landscape of the Brand Marketing and Strategy Consulting Industry in China

Participants in the Brand Marketing and Strategy Consulting Industry

The brand marketing and strategy consulting industry comprises primarily brand marketing and strategy consulting service providers, including Shenzhen Squirrel Enlivened Media Group (“Shenzhen Squirrel”), Shanghai Hua & Hua Marketing Consulting Co., Ltd. (“Hua & Hua”), Shanghai Kmind Business Management Co., Ltd. (“Kmind”), Ries Business Management Consulting Co., Ltd. (“RIES”), and Shanghai Trout Marketing Consulting Co., Ltd. (“Trout”), and comprehensive media companies, including Guangdong Advertising Group Co Ltd, Topsrx Media Group Co., Ltd., and Guangdong Insight Brand Marketing Group Co., Ltd..

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Competitive Landscape of Brand Marketing and Strategy Consulting Service Providers

The brand marketing and strategy consulting market in China is relatively competitive and fragmented, with a large number of small-to-medium-size market players. The brand marketing and strategy consulting industry is transitioning from pure manual creation and delivery to a combination of “human + AIGC.”

Competitive Landscape of Brand Marketing and Strategy Consulting Service Providers in China, 2023

In terms of growth rate, volume of customer base, and customer retention rate, Shenzhen Squirrel, Hua & Hua, Kmind, RIES, and Trout are leading brand marketing and strategy consulting service providers in China. In particular:

•	Hua & Hua, Kmind, RIES, and Trout have the highest customer retention rate.

•	Hua & Hua is one of the few market players that are capable of delivering large volume of orders simultaneously.

•	Kmind has the highest average service price, followed by RIES, due to its focus on servicing major customers at higher rates.

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Shenzhen Squirrel, as a late-mover player, has experienced rapid growth with a 200% expansion rate in terms of revenue, outpacing established players, like Kmind and RIES. In addition, most of the leading market players focus on rational brand marketing, while Squirrel adopts a combination of rational and emotional brand marketing, which can better increase brand loyalty and enhance its own competitiveness among brands.

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SQUIRREL’S BUSINESS

Unless the context otherwise requires, all references in this section to “Squirrel,” the “Company,” “we,” “us” or “our” refer collectively to Shenzhen Squirrel Enlivened Media Group Co., Ltd and its direct and indirect subsidiaries prior to the consummation of the Transactions.

Overview

We are a brand marketing and strategy consulting company in China. We help brands expand and grow their businesses by providing a combination of brand marketing solutions, including digital marketing, blockbuster product development, and brand image enhancement, as well as strategy consulting solutions. We harnesses the power of technology, innovation and creation to drive significant business growth for a wide array of blue-chip and start-up companies in China.

We have a novel methodology of brand marketing and strategy consulting, combining rational marketing with emotional marketing, which has distinguished ourselves from our competitors. We use rational brand marketing to prove products’ quality and usefulness by listing products’ benefits, or quoting facts or statistics. By contrast, we leverage emotional marketing to appeal directly to consumers’ emotional state, needs and aspirations. By combining rational and emotional brand marketing, we are able to help our brand clients to demonstrate their products’ advantages as well as to win consumers’ fondness and trusts. By engaging with consumers and understanding their specific and evolving needs, we help brands forge a profound emotional connection with consumers. Typically we use storytelling in our brand marketing solutions to help brands engage with consumers. A compelling brand narrative that encapsulates brands’ ethos and cultural identity is crucial for establishing an emotional bond with consumers. This narrative is the thread that weaves through all consumer touchpoints, creating a cohesive brand experience.

We have a proprietary AIGC platform, which we have applied in video editing and placement for advertisements we made for our clients as of the date of this proxy statement/prospectus. Our AIGC platform is able to automatically produce marketing content and present operational data provided by third-party marketing platforms, including video views, clicks and conversion rate, enabling us to have detailed insights for strategic planning and marketing campaign optimization, delivering a full 360-degree view of our marketing efforts.

We have served a diverse base of more than 300 brands across more than ten industries since our inception. In particular, we served 48, 50, 20 and 25 brands in the fiscal years ended September 30, 2022 and 2023 and the six months ended March 31, 2023 and 2024, respectively. Our profound cross-industry insight obtained from years of operations and outstanding service capabilities and quality make us appealing to brands across a broad spectrum of industries, including, manufacturing, IT, enterprise services, automobile, consumer goods, appliances, and home renovation. We value stable, cooperative relationships with brands, and have accumulated extensive client resources over a decade. We generated revenues of US$3.0 million, US$4.9 million, US$1.2 million and US$2.9 million, respectively, in the fiscal years ended September 30, 2022 and 2023 and the six months ended March 31, 2023 and 2024. Our revenues per client was US$0.06 million, US$0.10 million, US$0.06 million and US$0.12 million in the fiscal years ended September 30, 2022 and 2023 and the six months ended March 31, 2023 and 2024, respectively.  In addition, our gross profit increased by 568.8% from US$0.3 million for the year ended September 30, 2022 to US$2.0 million for the year ended September 30, 2023, and further by 550.9% from US$0.2 million for the six months ended March 31, 2023 to US$1.4 million for the six months ended March 31, 2024. The rapid growth in our revenue and gross profit in the reporting periods was because (i) an increasing number of brands need to update their marketing strategies and campaigns and launch new products at a faster pace due to the changing market and the evolving needs of consumers in China, which increased demands for our brand marketing and strategic consulting solutions and (ii) in response to brands’ more frequent demands, we started to provide annual package solutions, which led to more business from each client.

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Our goal is to create an agile, comprehensive and technology-driven brand marketing and strategy consulting agency that brings expertise, insights and solutions to every industry that we offer to our clients. We believe that culturally connected, personality-led, one-to-one brand and product marketing efforts are the best way to secure clients and motivate sales. We strive to continue to leverage our novel methodology for brand marketing and strategy consulting, high service quality and strong technical capabilities to empower our clients to boost their sales and improve their brand image, in turn to scale our operations and enhance our financial performance.

Our Strengths

We believe that we are well-positioned to achieve our strategic goals through several key business strengths, including the following:

A modern brand marketing and strategy consulting company in China with novel methodology.

Our novel methodology of combining rational brand marketing with emotional brand marketing have distinguished ourselves from our competitors. We use rational brand marketing to prove products’ quality and usefulness by listing products’ benefits, or quoting facts or statistics. By contrast, we leverage emotional brand marketing to appeal directly to consumers’ emotional state, needs and aspirations. By combining rational and emotional brand marketing, we are able to help our brand clients to demonstrate their products’ advantages as well as to win consumers’ fondness and trusts. By engaging with consumers and understanding their specific and evolving needs, we help brands forge a profound emotional connection with consumers. Typically we use storytelling in our brand marketing solutions to help brands engage with consumers. A compelling brand narrative that encapsulates brands’ ethos and cultural identity is crucial for establishing an emotional bond with consumers. This narrative is the thread that weaves through all consumer touchpoints, creating a cohesive brand experience.

In particular, for our brand marketing solutions, we adopt the consumer, DNA and vision (“CDV”) methodology. Our proprietary CDV methodology stands as a testament to its innovative approach, tailored to thrive in the digital era of new commerce branding. This model is distinguished by its three-pronged strategy: C—a deep dive into consumer drivers; D—the establishment of brand DNA which is the central core value of brands; and V—a comprehensive communication strategy that encompasses image, design, materials, vision, and marketing execution. For strategy consulting solutions which aims to design blockbuster product for brands, we adopt the creativity, competence and communication (“CCC”) methodology. By research into the success factors of emerging brands, we designed our proprietary CCC methodology, focusing on three critical elements for rapid brand escalation. The first C, creativity, represents the innovative force of brands’ products, emphasizing the need for iterative upgrades tailored to diverse consumer groups, categories, and scenarios. The second C, competence, denotes the value power, highlighting the importance of conveying to consumers not just the price and product features but also the cultural value and emotional resonance of brands in the post-e-commerce era. The third C, communication, symbolizes the communication power, which is about understanding the target audience and crafting targeted marketing strategies that resonate with different consumer segments.

By adopting our unique brand marketing and strategy consulting methodology, comprising a combination of rational and emotional brand marketing as well as our unique CDV and CCC methodologies, we are able to establish ourselves as a formidable player in the brand marketing and strategy consulting industry, serving over 300 brands across more than 10 diverse industries.

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Our data-centric solutions empowered by our AIGC platform

Technology is vital to our success and continued growth.  Our brand marketing and strategy consulting solutions use data analytics to improve marketing performance and consumer conversion, which in turn help brands drive consumer engagement and increase sales. We use our technology to process data that allows us and our brand clients to better understand consumers and anticipate their ever-changing demands. We believe that such data-driven approach is what differentiates us from competitors and why our brand clients choose to work with us.

In addition, we began to develop our AIGC platform in February 2024, seamlessly integrated with a sophisticated marketing system. This integration paves the way for interconnectivity across various content and online advertising platforms, facilitating a streamlined process for brands to recharge advertising campaigns directly through our AIGC platform. We launched our AI-powered brand marketing solutions “Leaping AI” to serve consumer and e-commerce industries in August 2024. This solution is a comprehensive business enablement strategy that leverages AI to enhance our content production capability and improve the quality of marketing content, aimed to optimize operational efficiency for both us and our brand clients and to satisfy the discerning demands of the modern consumer landscape.

We believe that our data-centric solutions and AIGC platform have underscored our forward-thinking approach and our ability to adapt and lead in a rapidly evolving digital economy.

A broad and diversified client base with promising growth potential.

Our brand marketing and strategy solutions help brands achieve effective business and sales expansion and long-term development. We value stable, cooperative relationships with brands, and have accumulated extensive client resources over a decade. Since inception, we have served over 300 brands. In particular, we served 48, 50, 20 and 25 brands in the fiscal years ended September 30, 2022 and 2023 and the six months ended March 31, 2023 and 2024, respectively. Our revenue per client was US$0.06 million, US$0.10 million, US$0.06 million and US$0.12 million in the fiscal years ended September 30, 2022 and 2023 and the six months ended March 31, 2023 and 2024, respectively. Instead of relying on any particular industry, our profound cross-industry insight obtained from years of operations and outstanding service capabilities and quality make us appealing to brands across a broad spectrum of industries, including, manufacturing, IT, enterprise services, automobile, consumer goods, appliances, and home renovation. By serving such an extensive range of clients with diversified business backgrounds, we are able to collect valuable feedback and obtain first-hand knowledge of client needs, facilitating our improvement of our solutions, technology and service quality. More importantly, the valuable industry know-how and marketing experiences that we have accumulated from our diverse client base over the past ten years allows us to acquire more clients in the same or similar industries and enable them to operate more effectively.

Given our extensive marketing and sales network, as well as our rising brand awareness, we believe we are well positioned to explore the great potential of China’s market. As our client base grows larger, we believe our successful penetration in one industry or city can be replicated in another. As the marketing landscapes and scenarios are becoming increasingly complicated, a growing number of brands seek to adopt intelligent marketing and sales solutions that might help them more effectively acquire and manage potential consumers at a lower cost. Rooted in the China market, we strive to grow with Chinese brands or those brands intending to enter into or expand their business in China, and continually improve and enhance our offerings to address their evolving needs.

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A visionary management team with outstanding execution capability.

We benefit from the leadership of our management team that combines in-depth understanding of e-commerce in China with expertise in China’s brand marketing and strategy consulting industry. Our management’s understanding of e-commerce in China has enables us to focus not only how to promote brands’ products rationally but also how to make consumers desire for brands’ products emotionally, leading us to become a major market player in the brand marketing and strategy consulting industry in China.

In particular, our founder, Mr. Angxiong Zhao, is highly reputed for his advanced insights into the brand marketing and strategy consulting industry in China. He is dedicated to the research and promotion of marketing science, intelligent marketing methodologies and marketing technologies to help Chinese enterprises achieve digital transformation. He laid the foundation for the conceptualization, development and commercialization of Squirrel. He has been complementing his work with knowledge and experience in brand marketing informatics for more than ten years. Prior to founding Squirrel, he was also the chief information officer of Healthway Medical Group, one of the largest networks of clinics and medical centres in Singapore. Mr. Angxiong Zhao is an e-commerce and digital transformation lecturer in Alibaba and consultant for many global companies, and was awarded the Leading Individual for Marketing in 2022 Global Innovation Award.

Our senior management also has extensive experience in the brand marketing and strategy consulting industry. A majority of our senior management members have been with our Company for more than five years, contributing to the stability and continuity of our management. Our management team consists of a group of passionate professionals who enable us to stay ahead of the evolution of the brand marketing and strategy consulting industry, lead advances in marketing technology, and pioneer the development of all-in-one, end-to-end marketing.

Our Strategies

Expand our client base and increase our monetization capability

We believe there is significant opportunity to deepen our relationships with our existing client base. As of March 31, 2024, we had more than 300 brand clients in approximately ten industry verticals, including manufacturing, IT, enterprise services, automobile, consumer goods, appliances, and home renovation. We plan to further expand our client base by word-of-mouth referrals by our existing clients and continuous in-house marketing efforts to attract new clients.

Our vast client base provides a strong foundation from which we can further monetize our brand marketing and strategy consulting solutions on a recurring basis. Through providing effective and efficient solutions, we intend to increase existing customers’ expenditure with us, which we believe is cost-effective in further growing our revenue. In addition, we aim to increase our monetization capability by exploring our brand clients’ evolving needs, better understanding our brand clients’ goals, and providing customized solutions to cater to our brand clients’ specific requirements.

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Grow and enhance our sales capabilities

We will continue to expand our sales force across China with the goal of growing our business organically. We will also encourage the cross-selling between our brand marketing solutions and strategy consulting solutions by enhancing the sales and marketing expertise of our sales force. We will consider entering into underpenetrated industry verticals and increase our market share in the cities we have already covered. We will provide our sales force with regular professional trainings covering industry expertise and business development skills so that they can explore the specific and evolving business needs of brands and better serve our clients. In addition, we plan to continue to invest in our sales and marketing activities, including attending exhibition events, posting banner advertisements, and placing online advertisements on popular platforms, aiming to increase our brand awareness and attract more clients.

Constantly upgrade our technology and AIGC platform

We are devoted to innovation and plan to continuously innovate and invest in our technology and AIGC platform, which we believe are the backbone of our brand marketing and strategy consulting solutions, so as to allow us to improve our service capabilities and enhance the marketing performance of our solutions. We plan to upgrade our technology stack, including in the areas of machine learning, big data analytics, and AI-powered content production, which we believe will allow us to further automate and standardize key processes in our daily business operations, with the intention of improving our operational efficiency and enhancing our service capabilities.

Deepen collaboration with online platforms

We will promote data sharing and big data analysis with online platforms to optimize our clients’ brand marketing strategies by better identifying and engaging their desired clients and improving conversion rates. Specifically, we plan to cooperate with online platforms to obtain their data labeling interfaces covering consumer identification, consumer attraction, and consumer conversion. Based on these labels, we can build a more comprehensive view of the data to further optimize the performance and effectiveness of our brand marketing to improve consumer conversion rates for our clients. Furthermore, in the area of big data analytics, we plan to work with online platforms to jointly analyze and build a data model by sharing data marts and algorithm capabilities. Based on the complementarity of the data from both parties, we can carry out more in-depth data analysis and mining, and output more accurate and comprehensive user profiling and merchant profiling to further enhance the effectiveness of our brand marketing.

We will also strengthen existing cooperation and develop new relationships with other online platforms in China. Through such cooperations, we aim to broaden the audience reach for our clients, allowing them to source and identify the most cost-effective advertisement placements, and satisfying their multi-channel marketing needs.

Establish self-owned brands

We plan to establish our self-owned brands in skincare and/or health and nutrition products by cooperating with companies having such technology and manufacturing capabilities. Our first self-owned brand is a skincare brand for adolescents. According to iiMedia Research, the skincare market in China achieved 9.3% year-over-year growth in 2023, reaching RMB 280.4 billion (US$38.5 billion). The market is expected to grow by 7.5% and 5.7% in 2024 and 2025, respectively, reaching RMB 301.4 billion (US$41.3 billion) and RMB 318.6 billion (US$43.7 billion). In addition, according to the World Population Prospects 2024 published by the United Nations, China had approximately 170 million adolescents in 2023, which we believe creates a large market for our skincare brand targeted at adolescents. These adolescents and their parents will be the target audience for our first self-owned skincare brand. We expect to launch our skincare brand with products such as repairing facial mask, anti-acne face wash, gentle cleansing foam, oil-control balancing milk, repair cream, and anti-acne serum in the first quarter of 2025. As of the date of this prospectus, we have confirmed the formula and the packaging materials of such products, and are in the process of conducting safety and efficacy testing. We plan to sell our products through various leading e-commerce channels in China, and promote our brand and products through online marketing, social media collaborations and offline events. In particular, we plan to collaborate with different key opinion leaders (“KOLs”) and invite them to share their experience of using our products on social media platforms to build our reputation in the first quarter of 2025. In the second quarter of 2025, we plan to further strengthen our collaboration with KOLs and also start to engage celebrities as our endorsers and participate in sales promotion campaigns on e-commerce channels. In the third quarter of 2025, we plan to launch a series of offline marketing initiatives, such as opening pop-up stores in bustling shopping districts and brand experience centers in premium shopping malls, to further solidify our brand identity and facilitate direct consumer engagement. We believe that the launch of our self-owned brands, especially our first self-owned brand, will allow us to expand our business, strengthen our revenue and profit position, and diversify our revenue streams, which are critical to the future growth of our business. Leveraging our expertise in brand marketing and our ample knowledge in the consumer goods industry accumulated from serving a variety of consumer goods clients, coupled with the large market for adolescent skincare in China, we believe that our skincare business will grow rapidly in 2025, which is expected to be a primary growth driver in the near future. As of the date of the proxy statement/prospectus, we have obtained the exclusive rights from a third party to use the trademark “理致 LEIZOEZIN” registered in China for our skincare brand. Such trademark is being transferred to us pursuant to a trademark assignment agreement entered into between such third party and us.

As of the date of this proxy statement/prospectus, we have entered into a three-year manufacturing agreement with a skincare original equipment manufacturer (“OEM”) in Guangzhou, China. Pursuant to the OEM agreement, we authorize the OEM supplier to manufacture our “理致 LEIZOEZIN” branded products, while the OEM supplier authorizes us to use our brand name as the “brand” on the packaging of such products. We can place work orders for the manufacturing of our skincare products as and when needed. The OEM supplier is responsible for the manufacturing and any filings or registrations of such products, while we are responsible for the sale and promotion of such products. We are obligated to make a 50% upfront payment within three days after entering into the OEM agreement and make final payment one day before the delivery of such products. If we fail to make payments pursuant to the OEM agreement, we are liable for a late payment fee equal to 0.3% of the outstanding amount for each day of delay; and the OEM supplier is entitled to early termination rights if we fail to pay any outstanding amount within 15 days and may require us to pay a late payment fee equal to 30% of the outstanding amount. The OEM agreement may also be terminated as mutually agreed by both parties.

Explore strategic investment and acquisition opportunities

We plan to capitalize on the fragmentation and rapid growth of the brand marketing and strategy consulting industry and the e-commerce industry in China by investing in and acquiring market players. To that end, we plan to focus on opportunities that complement or enhance our existing operations and contribute to our long-term growth, including those can expand our client base, enhance our technology and service capabilities, and diversify our revenue streams.

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Our Main Businesses

Our Brand Marketing and Strategy Consulting Solutions

We are dedicated to serving as brands’ end-to-end strategic and execution partner through the entire process of developing a digital campaign that effectively connects with their target audiences. Our brand marketing and strategy consulting solutions consist of (i) brand marketing, including digital marketing solutions, blockbuster product development solutions, and brand image enhancement solutions, and (ii) strategy consulting solutions.

Brand Marketing Solutions

Digital Marketing

We provide brands with interactive digital marketing solutions encompassing the entire marketing process from planning, strategy development, concept development, design, production to launch of different interactive marketing campaigns. We help brands develop advertising content in various forms and publish on their official accounts across multiple marketing channels, including social media, live streaming and live selling platforms to effectively engage consumers, enhance brand image, and drive sales. Specifically, we use AI-powered data analytics to gain deep insights into consumer behavior, preferences and demands to tailor marketing plans and advertising content for different brands. We also assist brands to engage the right key opinion leaders (“KOLs”) to promote their products, increase their social media presence, and reach their target consumers.

Blockbuster Product Development

We provide blockbuster product development solutions to help brands systematically and strategically develop and launch a super popular product that can significantly enhance their market position and consumer awareness and boost their revenue. We utilize big data analytics to conduct in-depth research and analysis of market trends, consumer behavior and preferences, market demands, and the competitive landscape, to accurately determine the market position of such products. We then assist brands to launch such products in small batches, and gather consumer feedback and suggestions to ultimately determine the optimal promotion and marketing strategies and channels for brands.

Brand Image Enhancement

We provide brand image enhancement solutions to help brands review and refine their core values, target markets and consumer groups to increase brand awareness and attractiveness, while ensuring that their brand image matches the perceptions and expectations of their target consumers. A differentiated and attractive brand image can deepen consumers’ impression of brands, increase brands’ market share and bargaining power, and generate greater economic benefits for brands. In particular, we help brands enhance their visual image by providing innovative visual design for brand icons and symbols, product packaging, e-commerce channels, and marketing campaigns.

Strategy Consulting Solutions

We provide strategy consulting solutions to help brands achieve their long-term business development goals. Our strategy consulting solutions primarily focus on formulating and optimizing brands’ growth strategies, positioning, and product development and innovation through comprehensive market analysis, trend analysis, competitive assessment, and internal resource capability analysis. Leveraging our deep understanding of the e-commerce market and consumer trends, we can customize strategies for different brands that meet each of their unique needs and goals. We also help brands transform their business model as the e-commerce industry evolves, and improve their operational efficiency and customer experience by assisting them leverage the latest information technologies such as big data and AI.

Our Online Store Management Service

In July 2019, we began offering online store management service, where we operate brands’ online stores on an e-commerce platform on behalf of the brands. In particular, we helped brands monitor sales performance and market trends on the e-commerce platform, manage and maintain inventory levels in such platform’s warehouses, respond to consumers’ pre-sales and after-sales inquiries, handle returns and refunds, and coordinate with the platform on promotional events.

We were not involved in the order processing, fulfillment and/or settlement of sales of the brands’ products, but focused on optimizing the relationship between brands and the e-commerce platform. We charged our clients a fixed service fee for our online store management service on a monthly basis. As part of our strategic business realignment to focus on our brand marketing and strategic consulting solutions business, our online store management service business was discontinued in August 2023.

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The diagram below illustrates our business model:

Revenue Models

We typically charge our clients an annual service fee or project-based service fee for our brand marketing and strategy consulting solutions. The table below illustrates our revenue models in general:

	Project-based Service Fee	Annual Service Fee
Description	We provide one-off brand marketing and strategy consulting solutions and charge service fees for different combinations of our solutions based on our clients’ specific needs.

We enter into annual service agreements with our clients under which we provide brand marketing and strategy consulting solutions to them during the service period and charge service fees based on different combination of our solutions that our clients use.

Duration of contracts	Typically ranging from two to five months	Typically one year
Payment schedules

Installments, we typically require our clients to pay (i) an upfront payment upon signing of contract, (ii) milestone payments when specified milestone events are reached, and (iii) a final payment upon completion of the relevant project

Installments, we typically require our clients to pay on a quarterly basis

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We set out below a summary of the salient terms of a typical project-based service agreement:

Products. We provide one-off brand marketing and strategy consulting solutions to the client according to the scope of work as mutually agreed by both parties.

Term. Typically two to five months, or until both parties fulfill their obligations under the agreement.

Payment. We are typically entitled to (i) an upfront payment upon signing of contract, (ii) milestone payments when specified milestone events are reached, and (iii) a final payment upon completion of the relevant project.

Credit Term. We generally settle with our clients by bank transfer and grant to them credit terms within 20 days.

We set out below a summary of the salient terms of a typical annual service agreement:

Products. We provide brand marketing and strategy consulting solutions to the client according to the scope of work as mutually agreed by both parties.

Term. Typically one year.

Payment. We are generally entitled to receive payments on a quarterly basis.

Credit Term. We generally settle with our clients by bank transfer and grant to them credit terms within 20 days.

Confidentiality. We and the client agree to keep confidential any information in relation to the performance of the agreement, including but not limited to confidential and proprietary information received from the other party.

Our Business Process

We provide one-stop brand marketing and strategy consulting solutions covering digital marketing, blockbuster product development, brand image enhancement, and strategy consulting, to companies operating in a wide range of industries. We have established standardized customer service procedures from engagement to the delivery of our solutions. We communicate with our clients on a regular basis and constantly monitor the progress of each marketing project through our internal system, ensuring that such projects are progressing as planned. While our sales team focuses on acquiring new clients, our brand marketing and strategy team strives to maintain long-term relationship with our existing clients to realize recurring purchases, cross-selling and up-selling opportunities, and client referrals.

Engagement with Brands

We start by discussing with our prospective clients to understand their needs and determine the type of solutions they require. We then enter into agreements with them and typically charge them annual service fees or project-based service fees. We typically review business qualifications, reputation, credit record, and financial position of our prospective clients to minimize operational risks.

Contract Performance

After confirming the scope of work, we then begin the process of delivering our solutions. Set forth below are the primary steps we take for each of our solutions:

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Digital marketing

•	Discuss and assess brands’ marketing needs. We start by engaging in a collaborative discussion with brands to understand its marketing needs, objectives, and constraints.

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Customize marketing plan. Based on the discussion and assessment results, we help brands develop a tailored marketing plan considering market trends, consumer preferences, brand positioning, product features, target consumer groups, and specific brand requirements.

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Refine marketing plan. We refine the marketing plan based on feedback from brands and make necessary adjustments to optimize the marketing plan. We also develop content strategies for various marketing platforms to help brands create engaging, shareable, and brand-aligned content that resonates with target audiences.

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Execute and launch marketing campaigns. After the marketing plan is finalized, we proceed to design, produce, and launch targeted marketing campaigns for brands, employing a mix of strategies to achieve brands' marketing objectives effectively.

Blockbuster product development

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Conduct market research and analysis. We begin by conducting thorough market research and analysis to identify market trends and opportunities in order to determine the market positioning of brands' potential blockbuster products.

•	Develop product strategy. Based on the results of the analysis, we help brands define the product's unique selling points and develop a product design that will resonate with the target audience.

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Develop an integrated marketing and launch plan. We carefully develop a comprehensive marketing strategy that includes targeted promotional activities to build product awareness and drive sales. We typically help brands launch its products in small batches to gather valuable consumer feedback and identify the most effective marketing channels prior to the official launch. This adaptive marketing strategy ensures that the product resonates with the target audience and achieves sustainable market presence and growth.

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Track sales performance and optimize marketing strategies. We closely track the sales performance of brands' products and proactively gather consumer feedback. This data-driven approach allows us to help brands continually refine its marketing strategies, ensuring that brands remains aligned with market trends and consumer desires, driving sustainable growth and brand relevance.

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Brand image enhancement

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Determine the core values of brands. Brand image is the consumers’ impression of a brand that conveys emotional value. It consists of brands’ personality, visual language, core values, products, pricing, quality of service, and the way consumers perceive all of these elements. To help brands build a positive and robust brand image, we begin by identifying and articulating brands' core values, attributes, and unique selling points, thereby laying a solid foundation for its brand image.

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Develop the visual identity of brands. We help brands to develop a strategic visual identity that captures the essence of brands and appeals to its target audience. This includes creating a distinctive style, setting a tone that reflects brands' core values, and creating a brand icon that serves as a universal brand identity.

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Apply brands’ visual identity across all consumer touchpoints. We then help brands strategically apply its visual identity across all consumer touchpoints, ensuring a consistent brand experience that reflects brands’ attributes and core values.

Strategy consulting

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Understand brands. We gather detailed information about brands, including its history, background, current market position, product or service details, target consumer groups and marketing objectives, to identify brands’ development needs and opportunities.

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Develop brand strategies. We thoroughly analyze the information to develop a set of integrated strategies that encompasses marketing, consumer group, product development, and brand positioning. We discuss and refine the strategies with brands to ensure they are aligned with brands’ core values, attributes and market positioning. We then integrate these strategies into a cohesive business development plan that is actionable and tailored to brands’ specific needs.

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Implement branding strategies. We implement the finalized strategies in brands’ marketing and product development activities. We also track the effectiveness of such strategies to make necessary adjustments and continuous improvements.

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Settlement

For one-off brand marketing and strategy consulting solutions, we typically issue invoice upon the achievement of different milestones and the completion of the relevant project; while for annual services, we typically issue invoice on a quarterly basis. We generally grant to our clients credit terms within 20 days.

To ensure timely delivery of our solutions, we typically create a client management action plan with a detailed timeline and a mature and standardized execution process policy for our brand marketing and strategy team to follow. In addition, we have established internal procedures for handling client complaints, including the requirements to record detailed information upon receiving any complaints, develop a resolution plan, and have the results recorded and confirmed by the department manager. The entire process is designed to ensure that each complaint is appropriately addressed and responded to.

Our AIGC Platform and Technology Infrastructure

We have a proprietary AI-generated content (“AIGC”) platform, an AI-powered advertising platform connected to various advertising platforms, to provide users with AI-generated digital advertising content and smart advertisement placement solutions. AIGC, also known as generative AI, is a specific application area of AI that focuses on mimicking human creativity and expression to generate various forms of content, such as text, images and videos, leveraging intricate AI algorithms. Such AI algorithms, often based on machine learning and natural language processing, are trained on vast datasets of existing content, learning patterns and structures to enable the generation of new content that mimics human creativity and expression, and are thus different from simple algorithmic code that automates processes in a platform. Our AIGC platform is powered by such AIGC technology to enable automated marketing content generation (including text-to-text, text-to-image, and image-to-image generation), video editing, video placement, and data aggregation (including data such as number of views, video completion rate, and number of likes associated with marketing videos placed on third-party content platforms). Our AIGC platform enables us to provide brands with practical and effective marketing solutions.

Our AIGC platform is supported by a variety of AI models to deal with different scenarios, covering areas such as automatic content production and presentation of operational data, to help us and our clients improve operational efficiency. For example, our content generation algorithm can be used to greatly shorten the production time of advertising content, while our natural language processing algorithms are capable of performing basic data preprocessing to support business scenarios that are dominated by unstructured text.

Our AIGC platform has been customized based on a third-party AI product, incorporating our ideas and design in architecture, key features, and functionality to meet our specific business needs. The execution of our design in the AIGC platform, including the development, coding, maintenance, debugging, deployment and enhancement of the AIGC platform and related software, has been outsourced to a third-party application provider. As of the date of this proxy statement/prospectus, we have applied our AIGC platform in video editing and placement for advertisements we made for our clients. In the future, we plan to offer our AIGC platform to our clients for them to generate their own content in exchange for subscription fees.

Our Clients and Su ppliers

Our clients comprised mainly brands as well as other companies having demand for brand marketing and strategic consulting. Our client base covers a wide array of industries, including manufacturing, IT, enterprise services, automobile, consumer goods, appliances, and home renovation. We typically enter into contracts with our clients (i) on a project basis or (ii) annual package basis in exchange for service fees. For salient terms of typical agreements with our clients, see “Revenue Models.”

Revenues from our largest client in each of the fiscal years ended September 30, 2022 and 2023 and the six months ended March 31, 2023 and 2024 accounted for approximately 14.9%, 11.3%, 10.9% and 36.2% of our total revenues in the same periods, respectively. In particular, a leading jewelry brand in China was our largest client in the fiscal year ended September 30, 2022 and the six months ended March 31, 2024, respectively.

Our suppliers comprised mainly service providers for information technology, general and administrative services outsourcing, graphic design and filming, and marketing. We typically enter into one-off contracts with our suppliers on a project basis. The below summarizes the salient terms of typical agreements with our suppliers:

Services . The supplier provides us with services such as information technology, general and administrative services outsourcing, graphic design and filming, and marketing services, as specified in the agreement.

Term. Typically one year.

Payment. We are typically required to make payments to the supplier according to the payment schedule agreed by the parties.

Credit Term. Our suppliers generally settle with us by bank transfer and grant to us credit terms within five days.

Intellectual Property. We typically own all intellectual property developed based on our data, materials and information; while the supplier typically has sole ownership of the intellectual property relating to their data, materials and information provided to us during the performance of the relevant agreement.

Confidentiality. We and the supplier agree to keep confidential any information in relation to the performance of the agreement, including but not limited to confidential and proprietary information received from the other party.

Termination. Typically, both parties can terminate the agreements if the other party fails to cure a breach within a notice period of five to 15 days. The agreements may also be terminated as mutually agreed by both parties. If we fail to make payments pursuant to the relevant agreements within a specified time period, the supplier is generally entitled to early termination rights; if the supplier does not deliver the desired work products that satisfies the criteria specified in the relevant agreements within a specified time period, we are generally entitled to early termination rights. The agreements may also be terminated as mutually agreed by both parties.

Purchases from our largest supplier in each of the fiscal years ended September 30, 2022 and 2023 and the six months ended March 31, 2022 and 2024 accounted for approximately 27.5%, 13.2%, 55.0% and 35.9% of our total purchases in the same periods, respectively. In particular, (i) an internet technology service provider in China was our largest and second largest supplier in the fiscal year ended September 30, 2022 and the six months ended March 31, 2023, respectively; accounting for approximately 27.5% and 15.5% of our total purchases in the same periods, respectively; and (ii) an outsource service provider in China was our second largest, largest and third largest supplier in the fiscal year ended September 30, 2023 and the six months ended March 31, 2023 and 2024, respectively, accounting for approximately 12.2%, 52.0% and 17.2% of our total purchases in the same periods, respectively.

Government Regulation

Regulations on Advertisements

Pursuant to the Advertising Law promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on October 27, 1994 and came into effect on February 1, 1995, which was last amended on April 29, 2021, the Advertising Law applies to the commercial advertising activities whereby product business operators or service providers, through certain media or forms, directly or indirectly introduce the products or services they are marketing in the PRC.

The advertisers refer to the natural persons, legal persons or other organizations that, for the purpose of marketing products or services, design, produce and publish advertisements either by themselves or by commissioning others to do so. The advertising agents refer to the natural persons, legal persons or other organizations that on a commission basis provide advertisement designing, production and agent service. The advertisement publishers refer to the natural persons, legal persons or other organizations that publish advertisements for advertisers or advertising agents commissioned by advertisers.

An advertisement shall not contain any information that is false or causing misunderstanding and shall not deceive or mislead consumers. Advertisers shall be responsible for the authenticity of the content of their advertisements. Advertisers, advertising agents and advertisement publishers shall, when engaged in advertising activities, abide by laws and regulations, and comply with the requirements of honesty, credibility and fair competition.

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The administration for market regulation of the State Council shall be in charge of the supervisory and administrative work for advertisements nationwide and relevant departments of the State Council shall be responsible for the work relating to the administration of advertisements within their respective scope of duties. The local administrations for market regulation at or above the county level shall be in charge of the supervisory and administrative work for advertisements within their respective administration regions and the relevant departments of the local people’s governments at or above the county level shall be responsible for the work relating to the administration of advertisements within their respective scope of duties.

An advertisement shall not involve any of the following circumstances: (1) using or using in a disguised manner the national flag, the national anthem, the national emblem, the army flag, the military song or army emblem of the PRC; (2) using or using in a disguised manner the names or images of the State organs or their functionaries; (3) using words such as the State-level, the highest-grade or the best; (4) impairing the dignity or interests of the State or disclosing the secrets of the State; (5) hindering social stability or harming public interests; (6) endangering the safety of the person or property, or disclosing personal privacy; (7) hindering the public order or violating the sound social morals; (8) having information suggesting pornography, eroticism, gamble, superstition, terror or violence; (9) carrying information of ethnic, racial, religious or sexual discrimination; (10) hindering the protection of environment, natural resources or cultural heritage; or (11) other circumstances prohibited by laws or administrative rules and regulations.

In accordance with the Advertising Law, an advertisement shall be readily identifiable. Where any law or regulation requires any content to be indicated expressly in an advertisement, such content shall be prominently and clearly indicated. In any advertisement, where there are expressions on the performance, function, place of origin, purpose, quality, ingredients, price, producer, validity period and undertaking of the product, or the content, provider, form, quality, price and undertaking of the service, such expressions shall be accurate, clear and explicit. In any content, where there are statements on additional presentation of gifts for the purpose of promoting the sale of goods or providing services, the type, specification, quantity, validity period and form of such gifts shall be expressly indicated. Any data, statistics, research result, abstract, quotation and other quoted information used in an advertisement shall be authentic and accurate, with the source indicated. If the quoted information is subject to a scope of application or validity period, the scope of application or validity period shall be clearly indicated. Where any advertisement involves any patented product or patented process, the patent number and patent category shall be indicated. Patent applications which have not been granted, patent rights and patents which are terminated, revoked, void shall not be advertised.

An advertising agent or an advertisement publisher shall, in accordance with relevant provisions of the State, establish and perfect a system of acceptance registration, examination and verification, and record management for advertising business. An advertising agent or an advertisement publisher shall check relevant supporting documents and verify the content of advertisements in accordance with laws and administrative rules and regulations. For an advertisement with untrue information or incomplete supporting documents, the advertising agent shall not provide designing, production and agent service, and the advertisement publisher shall not publish such advertisement.

The advertising activities conducted through the Internet shall be subject to the provisions of the Advertising Law. The publication or delivery of advertisements through the Internet shall not impair the normal use of the network by users. The advertisements published in pop-up form on the webpage of the Internet and other forms shall be clearly marked with a “close” sign and ensure one-key close.

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With respect to publishing advertisements for medical treatment, pharmaceuticals, medical devices, agricultural pesticides, veterinary drugs or health food, or other advertisements subject to examination as provided by laws or administrative rules and regulations, the relevant departments shall, prior to the publishing, examine the content of such advertisements; in the absence of such examination, such advertisements shall not be published.

For those who violate the Advertising Law, they may be subject to punishment, including but not limited to fine, confiscating advertising fees, suspension of advertisement publishing business, revocation of business license, or revocation of registration certificates for advertisement publishing.

Regulations on Internet Advertisement

The Administrative Measures for Internet Advertising was promulgated by the State Administration for Market Regulation on February 5, 2023 and became effective on May 1, 2023.

The Advertising Law and Administrative Measures for Internet Advertising shall apply to commercial advertising activities for the direct or indirect promotion of commodities or services within the territory of the PRC by making use of websites, webpages, internet applications and other internet media in the forms of texts, pictures, audios, videos or other forms.

Advertisers shall be responsible for the authenticity of the content of Internet advertisements. Where an advertiser publishes an Internet advertisement, its subject qualification, administrative license and cited information shall meet the requirements of laws and regulations, and relevant supporting documents shall be true, legal and valid. Where any advertiser publishes Internet advertisements on its own, the advertisement publishing behavior shall meet the requirements of laws and regulations, and advertisement archives shall be established and updated in a timely manner. The relevant archives shall be kept for at least three years from the date of end of advertisement publishing. Where any advertiser entrusts others with the publication of an Internet advertisement, any modification to the content of the advertisement shall be timely notified to the advertising agencies and advertisement publishers which provide services for it in writing or other confirmable forms.

Advertising agencies and advertisement publishers shall establish, improve and implement systems of registration, examination and archives management in respect of Internet advertising business according to the following provisions: (i) verifying and registering the real identity, address, valid contact details and other information of advertisers, creating advertisement archives and checking and updating them on a regular basis, and recording and keeping the electronic data relating to advertising activities; the relevant archives shall be kept for at least three years from the date of end of advertisement publishing; (ii) verifying relevant supporting documents and checking the content of advertisements, and for advertisements with inconsistent content or incomplete supporting documents, advertising agencies shall not provide design, production and agency services, and advertisement publishers shall not publish such advertisements; and (iii) employing advertisement reviewers who are familiar with advertising laws and regulations or establishing an advertisement review organization.

The Administrative Measures for Internet Advertising also refine the supervision of key areas such as "soft article" advertisement, internet advertisement with links, bid ranking advertisement, algorithmic recommendation advertisement, live internet broadcasting advertisement, and disguised advertisement that require review. Internet platform operators must take measures to prevent and stop illegal advertising, record and save user information, and take necessary actions against illegal ads. They must also establish a complaint and reporting mechanism. It is prohibited to deceive or mislead users into clicking or browsing ads through false prompts or rewards.

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Regulations on E-commerce

Pursuant to the E-Commerce Law of the PRC promulgated by the SCNPC on August 31 2018, which became effective on January 1, 2019, an E-commerce operator shall (i) register themselves as an market entity according to the law; (ii) fulfill their tax obligations and enjoy tax preference in accordance with the law; (iii) disclose information about commodities or services in a comprehensive, faithful, accurate and timely manner, so as to safeguard consumers’ right to know and right of choice; it shall not engage in false or misleading publicity activities by means of fictitious deals, fabricated user comments or otherwise to cheat and mislead consumers; (iv) also provide consumers with options not targeting their personal characteristics, and respect and equally safeguard the lawful rights and interests of consumers, while displaying search results of commodities or services to consumers according to their interests, preferences, consumption habits and other personal characteristics; and (v) observe and follow relevant provisions of the Advertising Law of the PRC. E-commerce platform operators shall, based on the price, sales, credit worthiness etc of the goods or services, display search results for goods or services to consumers via various methods. For products or services ranked according to bids, the word "advertisement" shall be stated prominently.

Regulations on Consumer Rights and Interests Protection

Pursuant to the Consumer Rights and Interests Protection Law of the PRC (the “Consumer Protection Law”) promulgated by SCNPC on October 31, 1993, which was latest amended on October 25, 2013 and effective on March 15, 2014, business operators must guarantee that the commodities they sell and the services they provide satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities and the services, and guarantee the quality, function, usage and term of validity of the commodities and services. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and may even subject the business operators to criminal penalties.

A consumer whose legitimate rights and interests are harmed as a result of false advertisements or other false advertising methods by a business operator in the provision of goods or services may seek compensation from the business operator. Where the advertising agent or the advertiser has placed false advertisements, the consumer may request that the administrative authorities in charge punish the advertising agent or the advertiser. Where the advertising agent or the advertiser is unable to provide the true name, address and valid contact method of the business operator, the advertising agent or the advertiser shall bear compensation liability. Where the advertising agent or the advertiser has designed, produced or placed false advertisements for goods and services which relate to the life and health of consumers and cause consumers to suffer damages, the advertising agent or the advertiser shall be liable jointly and severally with the business operator which provides such goods or services. Where a social body or any other organization or individual promotes goods or services to consumers in false advertisements or other false publicity which relate to the life and health of consumers and cause consumers to suffer damages, the social body or such organization or individual shall be liable jointly and severally with the business operator which provides such goods or services.

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Regulations on Computer Software and Artificial Intelligence

Regulations on Computer Software

According to the Regulations on Computers Software Protection promulgated by the State Council on June 4, 1991 and most recently amended on January 30, 2013 and taking effect on March 1, 2013, Chinese citizens, legal entities or other organizations enjoy copyright (including the right of divulgation, the right of developer-ship, the right of alteration, the right of reproduction, the right of distribution, the right of rental, the right of communication through information network, the right of translation, and other rights which shall be enjoyed by software copyright owners) in the software which they have developed, whether published or not.

According to the Measures for the Registration of Computer Software Copyright promulgated by the National Copyright Administration on April 6, 1992 and most recently amended and taking effect on February 20, 2002, the software copyright, the exclusive licensing contracts and the assignment contracts of software copyright could be registered, and the National Copyright Administration shall be responsible for software copyright registration and management, and designate the Copyright Protection Center of China as the agency for software registration. Applications that meet the applicable requirements shall be approved for registration, and the Copyright Protection Center of China shall grant registration certificates to the applicants.

Regulations on Artificial Intelligence

On July 10, 2023, the CAC together with the NDRC, the Ministry of Education, the Ministry of Science and Technology, the MIIT, the Ministry of Public Security and the National Radio and Television Administration published the Interim Measures for the Administration of AIGC Services (“Generative AI Measures”), which came into effect on August 15, 2023. The Generative AI Measures applies to services that utilize AIGC technology to provide content such as text, images, audio, and video and other content to the public within PRC.

According to the Generative AI Measures, the State encourages the innovative development of AIGC while implementing inclusive, prudent, and categorized regulation. The entity using generative AI to provide services (“AIGC service providers”) should bear the responsibility of an internet content producer, and if personal information is involved, it should also assume the statutory responsibility of a personal information processor. The Generative AI Measures impose additional responsibilities on AIGC service providers, including the use of legally sourced data and models and taking effective measures to enhance the quality, authenticity, accuracy, objectivity, and diversity of training data. AIGC service providers are also required to sign service agreements with registered users, as well as to ensure that the generated content is more accurate and reliable based on the characteristics of the service types. Furthermore, AIGC service providers must promptly address any illegal content. The Generative AI Measures prohibits the illegal retention of user input information that can infer user identity and the sharing of user input information. It also forbids the generation of any discriminatory content based on race, nationality, gender, or other similar criteria.

The Generative AI Measures requires AIGC service providers providing generative AI services with public opinion properties or the capacity for social mobilization to carry out security assessments and file their algorithms based on the requirements set out under the Provisions on the Management of Algorithmic Recommendations in Internet Information Services.

The Administrative Provisions on Algorithm Recommendation of Network Information Services (the “Administrative Provisions”) was jointly promulgated by the CAC, the MIIT, the Ministry of Public Security and the SAMR on December 31, 2021 and came into effect on March 1, 2022. The Administrative Provisions are applicable to algorithm recommendation service providers, i.e. enterprises that provide internet information services to users by applying algorithm technologies such as generation-synthesis, personalized push, sorting and selection, retrieval and filtering, and scheduling and decision-making.

On November 25, 2022, the CAC, MIIT and the Ministry of Public Security promulgated the Administrative Provisions for Deep Synthesis as an Internet Information Service, which took effect on January 10, 2023. The “deep synthesis technology” provided in such provisions refers to the technology to generate text, graphics, radio, video, virtual scenes, among others, with the use of deep learning and virtual reality. The measures emphasize that the deep synthesis services shall not be utilized for illegal activities prohibited by laws and regulations, and specifically, the related providers of such deep synthesis services shall (i) establish and improve control systems in regard to user registration, algorithm review, technological ethic review, information public review, statistics security, personal information protection, anti-telecom and online fraud, emergency disposal, etc. and hold safe and controlled technical protection measures; (ii) formulate and publicize related management rules and platform pacts, improve service agreements, perform management responsibilities in accordance with laws and agreements, and inform with explicit methods the technical supporters and users of the deep synthesis of their respective information safety obligations.

Regulations on Foreign Investment

Foreign Investment Law

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2023 and effective as of July 1, 2024, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress, or the NPC, approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three previous major laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment.

Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalog of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the 2024 Negative List, as promulgated by NDRC and Ministry of Commerce of the PRC (the “MOFCOM”) on September 6, 2024 and taking effect on November 1, 2024  and the Encouraged Industry Catalogue for Foreign Investment (2022 version), as promulgated by the NDRC and the MOFCOM on October 26, 2022 and taking effect on January 1, 2023. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc.

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Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system has been established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the national enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner.

On December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance. Led by the NDRC and MOFCOM, the Office of the Working Mechanism shall be established under the NDRC to undertake routine work on the security review of foreign investment. Foreign investors or relevant parties in China shall take the initiative to make a declaration on their investments for security review to the Office of the Working Mechanism prior to (i) making investments in the military industry, military industrial support and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) obtaining control over enterprises involved in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields relating to national security. Control exists when a foreign investor (i) holds 50% or more equity interests in the enterprise, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the enterprise even when it holds less than 50% equity interests in the enterprise, or (iii) has material impact on the enterprise’s business decisions, human resources, finance and technology.

Company Law

Pursuant to the PRC Company Law, promulgated by the SCNPC on December 29, 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018 and December 29, 2023, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares. Our PRC subsidiaries are limited liability companies. Unless otherwise stipulated in the related laws on foreign investment, foreign-invested companies are also required to comply with the provisions of the PRC Company Law.

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Regulations on M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the CSRC and MOFCOM, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”,) which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, which governs the mergers and acquisitions of domestic enterprises by foreign investors, require offshore special purpose vehicle, formed for overseas listing and controlled directly or indirectly by PRC companies or individuals through acquisitions of shares or equity interests in PRC domestic companies, to be approved by the CSRC prior to the listing and trading of such purpose vehicle’s securities on an overseas stock exchange. According to the Manual of Guidance on Administration for Foreign Investment Access, promulgated by the MOFCOM on December 18, 2008, the M&A Rules are not applicable under the circumstance that PRC shareholders transfer their equity in foreign-invested enterprises to foreign parties. The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex.

Regulations on Information Security and Privacy Protection

The PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure, including (i) the Decision on Preserving Computer Network Security, enacted by the SCNPC on December 28, 2000 and amended on August 27, 2009, (ii) the Provisions on the Technical Measures for the Protection of the Security of the Internet, issued by the Ministry of Public Security (the “MPS”) on December 13, 2005 and effective on March 1, 2006, (iii) the Decision on Strengthening Information Protection on Network, promulgated by the SCNPC on December 28, 2012, (iv) the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology of the PRC (the “MIIT”) on December 29, 2011 and effective on March 15, 2012, and (v) the Provisions on Protecting the Personal Information of Telecommunications and Internet Users, issued by MIIT on July 16, 2013 and implemented on September 1, 2013. The Provisions on Protection of Personal Information of Telecommunications and Internet Users regulate the use and collection of personal information in the process of the provision of telecommunications services and internet information services in the PRC. Telecommunications business operators and internet information service providers must specify the purposes, manners, scopes of collection and use of information, the channels for inquiry and correction of information, the consequences of refusal to provide information, and other relevant matters. Telecommunications business operators or internet information service providers (i) may not use and collect users’ personal information without prior consent; (ii) shall strictly keep the collected personal information confidential and are prohibited from disclosing, tampering with, destroying, selling, or illegally providing others with such information; and (iii) are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, destruction, alteration, or loss.

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On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC (the “Cybersecurity Law”), which became effective on June 1, 2017. According to the Cybersecurity Law, network constructors, network operators and service providers that provide services via networks are obligated to take technical and other necessary measures to ensure the security and stable operation of networks, maintain the integrity, confidentiality and availability of network data, and furthermore provide technical assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. For instance, no network operators may disclose, tamper with, or destroy personal information that it has collected, or disclose such information to others without the prior consent of the person whose personal information has been collected unless such information has been processed to prevent a specific person from being identified and such information from being restored. In addition, the Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure.

The Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues concerning the Application of Law in the Handling of Criminal Cases of Infringing on Citizens’ Personal Information (the “Interpretation”), which was issued on May 8, 2017 and took effect on June 1, 2017, clarifies several concepts regarding the crime of infringing upon a citizen’ personal information, stipulated by Article 253A of the Criminal Law of the PRC, including (i) citizens’ personal information, (ii) violation of relevant national provisions, (iii) provision of citizens’ personal information, and (iv) illegally obtaining any citizen’s personal information by other methods. Also, the Interpretations specify the standards for determining serious circumstances and particularly serious circumstances of this crime.

In addition, the Civil Code of the PRC, which was implemented on January 1, 2021, has further strengthened the protection of personal information by stipulating, among others, that the processing of personal information shall be subject to the principles of legitimacy, rightfulness, and necessity, with no excessive processing pursuant to Article 1035.

In the same field, Amendment (IX) to the Criminal Law of the PRC, which was issued on August 29, 2015 and came into effect on November 1, 2015, similarly stipulates that those who sell or provide any citizen’s personal information or sells or provides to any other person any citizen’s personal information obtained in the course of performing functions or providing services in violation of the relevant provisions of the state, shall, if the circumstances are serious, be sentenced to imprisonment or subject to a fine.

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which came into effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PRC Personal Information Protection Law provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information handlers reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court.

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On December 28, 2021, 13 governmental departments of the PRC, including the Cyberspace Administration of China (the “CAC”), jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. According to the Cybersecurity Review Measures, the purchase of network products and services by a critical information infrastructure operator and the data processing activities of an online platform operator that affect or may affect national security shall be subject to the cybersecurity review. Particularly, an online platform operator that possesses personal information of at least one million users must apply for a cybersecurity review by the CAC if it seeks to be listed in foreign countries.

The PRC Data Security Law promulgated by the SCNPC on June 10, 2021, which took effect on September 1, 2021, imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

Pursuant to the Regulations on Network Data Security Management (Draft for Comment) circulated by the CAC on November 14, 2021, data processors shall, in accordance with relevant state provisions, apply for cybersecurity review when carrying out the following activities: (1) the merger, reorganization or separation of Internet platform operators which have acquired a large number of data resources related to national security, economic development or public interests, which affect or may affect national security; (2) data processors which handle personal information of more than one million people contemplating to list its securities on a foreign stock exchange; (3) data processors contemplating to list its securities on a stock exchange in Hong Kong, which affects or may affect national security; (4) other data processing activities that affect or may affect national security.

Pursuant to the Administrative Provisions on Internet Information Service Algorithm Recommendation promulgated jointly by the CAC, the MIIT, the Ministry of Public Security and the SAMR on December 31, 2021, which came into effect on March 1, 2022, algorithm recommendation service providers shall inform users of their provision of algorithm recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm recommendation services in an appropriate manner. Algorithm recommendation service providers selling goods or providing services to consumers shall protect consumers’ rights of fair trade, and are prohibited from carrying out illegal conducts such as unreasonable differential treatment on transaction conditions based on consumers’ preferences, purchasing habits, and other such characteristics.

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Regulations on Taxation

Enterprise Income Tax

Pursuant to the PRC Enterprise Income Tax Law, which was issued by the National People’s Congress on March 16, 2007 and last revised by the SCNPC on December 29, 2018, and the Regulation on the Implementation of the PRC Enterprise Income Tax Law, issued by the State Council on December 6, 2007 and became effective on January 1, 2008 and recently amended on April 23, 2019 and became effective on the same date, both domestic and foreign-invested enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered resident enterprises, and will generally be subject to the PRC Enterprise Income Tax Law at the rate of 25% of their global income. The defined “de facto management bodies” are “establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise. The Notice on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management issued by the State Administration of Taxation (the “SAT”) on April 22, 2009 and effective on January 1, 2008 and partly amended on December 29, 2017 and became effective on the same date, sets up a more specific definition of “de facto management bodies” standard.

Value-added Tax

Pursuant to the Provisional Regulations on Value-added Tax promulgated by the State Council on December 13, 1993 and amended on November 10, 2008, February 6, 2016, and November 19, 2017, and the Implementing Rules of the Provisional Regulations on Value-added Tax promulgated by Ministry of Finance on December 25, 1993 and amended on December 15, 2008 and October 28, 2011 (collectively, the “VAT Law”), all taxpayers selling goods, providing processing, repairing or replacement services or importing goods within the PRC shall pay value-added tax. On March 23, 2016, the MOFCOM and the State Administration of Taxation (the “SAT”) issued the Notice on Implementing the Pilot Program of Replacing Business Tax with Value-added Tax in an All-round Manner (Cai Shui [2016] No. 36) (“Circular 36”), which was subsequently amended on July 11, 2017, December 25, 2017 and March 20, 2019, introducing a new VAT from May 1, 2016 for entities and individuals providing services within the PRC in certain industries. On November 19, 2017, the State Council promulgated the Decision on Abolishing the Provisional Regulations of the People’s Republic of China on Business Tax and Revising the Provisional Regulations of the People’s Republic of China on Value-added Tax. For general VAT taxpayers selling or importing goods or selling services other than those specifically listed in the VAT Law, the value-added tax rate is 17%, which was adjusted to 13% according to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates promulgated jointly by the Ministry of Finance and the SAT on April 4, 2018 and the Announcement on Policies for Deepening the VAT Reform promulgated jointly by the Ministry of Finance, the SAT and the General Administration of Customs on March 20, 2019. For general VAT taxpayers selling services and intangible assets, the value-added tax rate is 6%. Furthermore, the value-added tax rate shall be 3% for small-scale taxpayers, unless otherwise stipulated by the State Council.

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Dividend Withholding Tax

Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment in the PRC but the income derived has no actual connection with such organization or establishment in the PRC, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. The SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits (the “SAT Circular 35”) on October 14, 2019, which became effective on January 1, 2020 and further simplified the procedures for enjoying treaty benefits. According to the SAT Circular 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties which was issued on February 3, 2018 by the SAT and effective on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises, or the SAT Circular 7, as amended in 2017 by the SAT. Pursuant to the SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to the SAT Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The SAT Circular 7 does not apply to sale of shares transactions by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which was amended on June 15, 2018 by the SAT. The SAT Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the SAT Circular 7. The SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

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Regulations on Overseas Listing

On February 17, 2023, the CSRC released several regulations regarding the management of filings for overseas offerings and listings by domestic companies, including the Trial Measures for the Administration on Overseas Securities Offering and Listing by Domestic Companies  (the “Overseas Listing Trial Measures”) together with 5 supporting guidelines (together with the Overseas Listing Trial Measures, collectively referred to as the “Overseas Listing Regulations”). Under Overseas Listing Regulations, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to file the required documents with the CSRC within three working days after its application for overseas listing is submitted.

The Overseas Listing Regulations provides that no overseas offering and listing shall be made under any of the following circumstances: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. Additionally, the Overseas Listing Regulations stipulates that after an issuer has offering and listing securities in an overseas market, the issuer shall submit a report to the CSRC within three working days after the occurrence and public disclosure of (i) a change of control thereof, (ii) investigations of or sanctions imposed on the issuer by overseas securities regulators or relevant competent authorities, (iii) changes of listing status or transfers of listing segment, and (iv) a voluntary or mandatory delisting. Overseas offering and listing by domestic companies shall be made in strict compliance with relevant laws, administrative regulations and rules concerning national security in spheres of foreign investment, cybersecurity, data security and etc., and duly fulfill their obligations to protect national security.

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On February 24, 2023, the CSRC and three other relevant government authorities jointly promulgated the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Provision on Confidentiality. Pursuant to the Provision on Confidentiality, where a domestic enterprise provides or publicly discloses any document or material that involving state secrets and working secrets of state agencies to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, it shall report to the competent department with the examination and approval authority for approval in accordance with the law, and submit to the secrecy administration department of the same level for filing. The working papers formed within the territory of the PRC by the securities companies and securities service agencies that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be kept within the territory of the PRC, and cross-border transfer shall go through the examination and approval formalities in accordance with the relevant provisions of the State.

Regulations on Foreign Exchange

Regulations relating to Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations of the PRC, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

The SAFE issued the Circular on Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (the “SAFE Circular 19”) on March 30, 2015, and it became effective on June 1, 2015, which was partially repealed on December 30, 2019, and latest amended on March 23, 2023. The SAFE Circular 19 expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. In June 2016, SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (the “SAFE Circular 16”), which was amended on December 4, 2023, among other things, amends certain provisions of SAFE Circular 19. Pursuant to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope.

In October 2019, SAFE issued the Circular of Further Facilitating Cross-border Trade and Investment, or SAFE Circular 28, which cancels the restrictions on domestic equity investments by capital fund of non-investment foreign invested enterprises and allows non-investment foreign invested enterprises to use their capital funds to lawfully make equity investments in China, provided that such investments do not violate the negative list and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, issued by SAFE in April 2020, under the prerequisite of ensuring true and compliant use of funds and compliance with the prevailing administrative provisions on use of income under the capital account, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, without prior provision of the evidentiary materials concerning authenticity to the bank for each transaction. The handling banks shall conduct spot checks afterwards in accordance with the relevant requirements.

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Pursuant to the Circular of Further Deepening the Reform to Facilitate Cross-border Trade and Investment promulgated by SAFE, or SAFE Circular 28 of 2023, the management of capital project income usage is perfected with a negative list approach. Non-financial enterprises' capital contributions, foreign debt-related foreign exchange income, and the RMB funds obtained from their conversion should not, except as otherwise explicitly stipulated, be directly or indirectly used for securities investment or other investment and wealth management (except for wealth management products and structured deposits with a risk rating no higher than level two); they must not be used to provide loans to non-affiliated enterprises (except for situations where the business scope is explicitly permitted or in four specific areas); they must not be used to purchase residential properties not for self-use (except for enterprises engaged in real estate development and real estate leasing operation)

Foreign Exchange Registration of Overseas Investment by PRC Residents

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operations of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as change of shareholders of the special purpose vehicles, increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange administration.

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In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Notice 13, which was amended on 30 December 2019 by a notice. According to SAFE Notice 13, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

Regulations on Anti-Monopoly and Anti-Unfair Competition

Pursuant to the Anti-Unfair Competition Law promulgated by the SCNPC on September 2, 1993 and latest amended on April 23, 2019 with immediate effect, when trading in the market, business operators should abide by the principles of voluntariness, equality, fairness, honesty and credibility, and abide by laws and recognized business ethics. Unfair competition refers to a business operator, in violation of the Anti-unfair Competition Law, disrupts the competition order and infringes the legitimate rights and interests of other business operators or consumers. A business operator in violation of Anti-unfair Competition Law may be subject to civil liability and administrative penalties. A business operator whose legitimate rights and interests are damaged by any act of unfair competition may file a lawsuit.

The PRC Anti-monopoly Law, which took effect on August 1, 2008 and amended on June 24, 2022 (effective on August 1, 2022), prohibits monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition, and stipulates that concentration of undertakings concluding the threshold of declaration prescribed by the State Council shall be declared to the Anti-monopoly Law Enforcement Agency of the State Council in advance and shall not be implemented without such declaration.

On February 7, 2021, the Anti-monopoly Commission of the State Council of the PRC issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that specifies some of activities of Internet platforms may be determined to be monopolistic, and concentrations of undertakings involving variable interest entities are subject to anti-monopoly scrutiny as well.

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Regulations on Intellectual Property

Trademark Law

The Trademark Law of the PRC and the Regulation on the Implementation of the Trademark Law of the PRC govern trademark registration, protection, and usage in China. Enacted on August 23, 1982, and last amended on April 23, 2019, the Trademark Law, effective from November 1, 2019, follows the “first-to-file” principle. It grants exclusive rights to trademark registrants, administered by the Trademark Office of the National Intellectual Property Administration, or NIPA.

Registered trademarks are valid for ten years, renewable in ten-year increments. Renewal procedures must be completed within twelve months before expiry, with a possible six-month extension. The Trademark Office announces trademarks eligible for renewal. Trademark registrants can authorize others via licensing contracts, but licensing details must be filed with the Trademark Office. Failure to file won’t affect bona fide third parties. Quality supervision is the licensor’s responsibility, and licensees must maintain product quality when using the registered trademark.

Patent Law

The Patent Law of the PRC and the Implementation Rules of the Patent Law of the PRC govern patent activities in China. Enacted on March 12, 1984, and last amended on October 17, 2020, the Patent Law became effective on June 1, 2021. The Patent Office of the NIPA oversees national patent work. Provincial, autonomous region, or municipal patent administration departments handle local jurisdictions.

The Patent Law and its Implementation Rules recognize three patent types: “invention”, “utility model”, and “design”. Invention patents cover new technical solutions for products, methods, or their improvements. Utility model patents apply to practical technical solutions for product shapes, structures, or combinations. Design patents protect new aesthetic designs for products, including shape, pattern, and color combinations. Invention patents are valid for twenty years, design patents for fifteen years, and utility model patents for ten years from the application date.

China follows the “first to file” principle, granting patents to the earliest applicant for the same invention. Patentable inventions or utility models must be novel, inventive, and practical. Patent holders’ rights are legally protected, allowing others to use the patent only with proper authorization. Unauthorized use constitutes patent infringement unless specified by law.

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Copyright Law

Pursuant to the Copyright Law of the People’s Republic of China promulgated by the SCNPC on September 7, 1990 and most recently amended on November 11, 2020 and effective from June 1, 2021, Chinese citizens, legal persons or unincorporated organizations shall, whether published or not, enjoy copyright in their works in accordance with the law. Unless otherwise provided in the Copyright Law of the People’s Republic of China and other related system and laws and regulations, reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, eliminate impact, and offer an apology, pay damages and other civil liabilities. In exercising the rights, copyright owners and copyright related rights holders shall not be in violation to the Constitution and laws nor prejudice to public interests.

According to the Measures for the Registration of Computer Software Copyright issued by the Ministry of Machine Building and Electronics Industry  (currently incorporated into the Ministry of Industry and Information Technology) on April 6, 1992 and most recently amended by the National Copyright Administration on February 20, 2002 and effective from the same date, and the Regulations on Protection of Computer Software promulgated by the State Council on June 4, 1991 and most recently amended on January 30, 2013 and effective from March 1, 2013, the State Copyright Administration shall be responsible for the administration of software copyright registration nationwide, and the China Copyright Protection Center is recognized as the software registration authority. Applicants of computer software copyright satisfying the requirements of the Measures for the Registration of Computer Software Copyright and the Regulations on Protection of Computer Software will issued a registration certificate by the China Copyright Protection Center.

Domain Names

Pursuant to the Measures for the Administration of Internet Domain Names  promulgated by the Ministry of Industry and Information Technology on August 24, 2017 and effective from November 1, 2017, the Ministry of Industry and Information Technology supervises and administers domain services nationwide. The principle of “first come, first serve” is followed for the domain name registration service. Applicants of domain name registration shall provide the domain name registration authority with true, accurate and complete information about the identity of the domain name holder for registration purpose, and sign a registration agreement with it. After completing the domain name registration, the applicant becomes the holder of the domain name registered by him/it.

Regulations on Employment and Social Welfare

Employment

The major PRC laws and regulations that govern employment relationship are the PRC Labor Law, the PRC Labor Contract Law (the “Labor Contract Law”) and its implementation, which impose stringent requirements on the employers in relation to entering into fixed-term employment contracts, hiring of temporary employees and dismissal of employees.

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The Labor Contract Law, which became effective on January 1, 2008, primarily aims at regulating rights and obligations of employment relationships, including the establishment, performance, and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts must be executed in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. In addition, employee wages must not be lower than local standards on minimum wages and must be paid to employees in a timely manner.

In December 2012, the Labor Contract Law was amended to impose more stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers”. Dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are only allowed to use dispatched workers for temporary, auxiliary or substitutive positions. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security and came into effect on March 1, 2014, the number of dispatched workers hired by an employer may not exceed 10% of the total number of its employees. Where rectification is not made within the stipulated period, the employers may be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker exceeding the 10% threshold.

Social Insurance

The PRC Social Insurance Law (the “Social Insurance Law”) issued by the SCNPC in October, 2010 and latest amended on December 29, 2018, has established social insurance systems of basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance and has elaborated in detail the legal obligations and liabilities of employers who fail to comply with relevant laws and regulations on social insurance. According to the Social Insurance Law and the Provisional Regulations on Collection and Payment of Social Insurance Premiums promulgated by the State Council on January 22, 1999 and most recently amended on March 24, 2019 and effective from the same date, enterprises shall register social insurance with local social insurance and pay or withhold relevant social insurance for or on behalf of its employees. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue.

Housing Provident Fund

In accordance with the Regulations on the Administration of Housing Provident Funds promulgated by the State Council on April 3, 1999, and amended on March 24, 2002, and March 24, 2019, enterprises must register at the designated administrative centers and open bank accounts for depositing employees’ housing provident funds. Employers and employees are also required to pay and deposit housing provident funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. In case of overdue payment or underpayment by employers, orders for payment within a specified period will be made by the housing fund management center. Where employers fail to make payment within such period, enforcement by the people’s court will be applied.

In case of failure to register and open accounts for depositing employees’ housing provident funds, the housing fund management center shall order employers to go through the formalities within a specified period, where employers fail to do such formalities within the prescribed time, a fine of not less than RMB10,000 nor more than RMB50,000 shall be imposed.

Research and Development

We outsource the execution of our design, including development, coding, maintenance, debugging, deployment and enhancement of our AIGC platform and related software, to a  third-party application provider. Our in-house design director and planning director, together with third-party R&D consultant, work closely to design the architecture, key features and functionality of our AIGC platform and related software, taking into consideration factors such as user experience, commercial viability and the lifespan of new modules and version upgrades that we might implement. Each of our design director and planning director has approximately eight years of relevant industry experience.

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Intellectual Property

We depend to a large extent on our ability to effectively develop and maintain intellectual property rights relating to our business, in particular, the trademarks of our brand and the copyrights of our content product, and in the future intellectual property rights relating to our AIGC platform. We primarily conduct our business under our brand name “松鼠跃动”and have registered various trademarks such as “松鼠跃动品牌咨询,” which we believe are reputable in the industry and are critical in attracting brand clients. In addition, our eye-catching content can improve the effectiveness of brands’ marketing and advertising efforts, which in turn help us retain existing clients and attract new clients. Our AIGC platform and the future content and patents associated with our AIGC platform will also be critical to the future growth of our business as they can enable us to provide brands with practical and effective marketing solutions in a cost-efficient manner. As a result, if our intellectual property rights are challenged by third parties or are expired or are invalidated by authorities, our reputation may be harmed and our business and financial position might be adversely affected.

We believe the protection of copyrights, trademarks, trade names, trade secrets, and other proprietary rights is critical to protect our intellectual property and we protect our intellectual property rights in various jurisdictions by relying on local laws and contractual restrictions. See “Risk Factors— Risks Related to Squirrel’s Business and Industry—We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from any unauthorized use of our technologies.” As of March 31, 2024, we had registered 35 software copyrights, one domain names, and 18 trademarks in China.

Moreover, we have entered into confidentiality agreements with all of our employees, have included proprietary rights assignment clause in the employment contracts of our employees, and have confidentiality arrangements with our business partners. We also actively engage in monitoring and enforcement activities with respect to infringing uses of our intellectual property by third parties. In addition, we have implemented screening procedures during the recruitment process, which helps us prevent potential disputes arising from hiring former employees of competitors. As of March 31, 2024, we had not been subject to any material disputes or claims for infringement upon third parties’ trademarks, licenses and other intellectual property rights.

Data Privacy and Data Security

Data Access and Usage

We have implemented a strict limit on access to data collected from our clients, and our employees cannot acquire the users’ detailed data and information without certain authorization. In addition, for AI algorithm training, we de-identify and anonymize all data before processing to ensure that no personal information is attached. We strictly limit the data usage to prevent any unauthorized access to or illegitimate use of our data. Our database is operated on the intranet which only qualified personnel can access, and only through the servers which support that particular solution. We have adopted internal policies to ensure that authorization is tailored to employee seniority and department function, so that such data can only be obtained on a need-to-know basis.

Storage and Transmission

We have established data storage policies that stipulate the retention period for different categories of data and require the secure deletion of data when such data is no longer needed. We use firewalls to prevent unauthorized access to our system. Furthermore, we frequently review our backup systems to ensure that they are well maintained and functional, and closely monitor the operation status of our servers and alert relevant departments in charge of data security in case of an emergency or abnormality. We have also established a data leakage incident response plan to quickly take action in the event of a security incident.

Internal Control Measures in Relation to Data Protection

Our data privacy and protection measures are an integral part of our internal control system. We have adopted a comprehensive data privacy and protection policy that focuses on system control, hardware enhancement, and the construction of our data security team. At the physical level, we protect servers, routers, switches and other hardware and communication links from natural disasters, sabotage, and wiretapping attacks. In addition, our IT experts regularly inspect, maintain and replace our devices. We also provide data protection trainings in accordance with evolving laws and regulations, and have confidentiality agreements with our employees to prevent improper use or disclosure of data.

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Competition

According to LeadLeo, the overall size of China’s brand marketing and strategy consulting market increased at a CAGR of 8.7% from RMB36.8 billion in 2019 to RMB51.4 billion in 2023, and is expected to further increase at a CAGR of 6.4% from RMB54.6 billion to RMB70.2 billion in 2028. The brand marketing and strategy consulting market in China is relatively competitive and fragmented, with a large number of small-to-medium-size market players.

We expect to compete effectively in the industry by continuing to maintain in-depth cooperation with leading brands and new emerging companies and providing high-quality solutions. We anticipate that the brand marketing and strategy consulting solutions market will continue to grow in response to rapid technological changes and innovation, evolving industry standards and shifting client preferences. We believe that the primary competitive factors in our industry are brand recognition and reputation, service and product quality and selection, technological capabilities and pricing. We believe that we are well positioned to effectively compete on the basis of the foregoing factors.

Marketing and Branding

We have established a marketing and public relations department that is responsible for enhancing our brand awareness, promoting our new and existing solutions, maintaining our relationships with business partners, managing public relations, and building and maintaining our ecosystem. We promote brand awareness of our company in various industries to expand addressable markets. We deploy a comprehensive strategy for our marketing efforts, including brand awareness building, public relationship management, demand generation, and business cooperation and partnership building. As of March 31, 2024, our marketing department comprised two professionals.

Health, Safety and Environment

We do not operate any production facilities. Therefore, we are not subject to significant health, safety or environmental risks. As of March 31, 2024, we had not been subject to any material fines or other penalties due to non-compliance with health, safety or environmental regulations.

We continuously assess the potential risks in relation to the employees’ work safety. As of March 31, 2024, we had not recorded any work-related fatalities nor work-related injury incidents. We plan to further establish specific protocols for working during extreme weather to ensure the safety of our employees and the normal operation of our business.

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Employees

As of March 31, 2024, we had 90 employees in China. In particular, our brand marketing and strategy team consists of approximately 22 staff, most of whom have approximately five to eight years of industry experience in brand marketing and strategy. The following table sets forth a breakdown of employees categorized by function as of March 31, 2024:

	Number of Employees	Percentage (%)
Visual Design and Production	50	55.6
Brand Marketing and Strategy	22	24.4
Business Development and Project Management	7	7.8
Marketing	2	2.2
Management, Administration, Finance, and Human Resource	9	10.0
Total	90	100.0

Our success depends on our ability to attract, retain, and motivate qualified employees. We provide regular trainings to ensure that our employees are adequately and correctly trained for the functions they perform and are aware of the legislation affecting our business. We endeavor to offer our employees competitive compensation packages and a positive, dynamic, and creative work environment. We believe that we maintain a good working relationship with our employees, and we had not experienced any material employment disputes or work stoppages as of the date of this prospectus.

We enter into employment contracts which include proprietary rights assignment clause, and confidentiality agreements with our employees.

Insurance

As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local governments, including housing, pension, medical insurance, maternity insurance, employment injury insurance and unemployment insurance. In line with general market practice, we do not maintain any business interruption insurance or product liability insurance, which are not mandatory under PRC laws. We do not maintain keyman insurance, insurance policies covering damages to our network infrastructures or information technology systems, or any insurance policies for our properties. As of March 31, 2024, we had not made any material insurance claims in relation to our business. See “Risk Factors – Risks Related to Squirrel’s Business and Industry – We may not have sufficient insurance coverage to cover our potential liability or losses and as a result, our business, financial conditions, results of operations and prospects may be materially and adversely affected should any such liability or losses arise” for further details.

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Facilities

Our headquarters are located in Shenzhen, China. As of March 31, 2024, we did not own any property, while leased three properties with an aggregate gross floor area of approximately 1,595 square meters, which were primarily used as premises for our offices and business operations.

Legal Proceedings and Compliance

From time to time, we may become involved in legal proceedings in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings that could, individually or in the aggregate, have a material adverse effect on our business, financial condition, and results of operations, nor had we been involved in any administrative penalties relating to incidents of material non-compliance. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Any litigation or other legal or administrative proceedings, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Licenses, Approvals and Permits

As of March 31, 2024, as advised by our PRC Legal Advisors, we had obtained all material licenses and permits required for our principal business operations in the PRC, which had remained in full effect.

Corporate Social Responsibility

We view corporate social responsibility as both a responsibility and a competitive advantage. We recognize that we have an obligation towards our employees, investors, brands and the community as a whole. We believe our reputation, together with the trust and confidence of those with whom we deal with, is one of our most valuable assets. We seek to maintain our reputation and such trust and confidence, and we are committed to achieving long-term mutually sustainable relationships with our stakeholders.

Social Responsibility

We have adopted a set of social policies to create a healthy working environment. For instance, we provide our employees with occupational safety training and updates. We also provide management and recruitment training for our staff. As of March 31, 2024, we were not involved in any material noncompliance with laws and regulations relating to occupational health and safety. In relation to our corporate governance, we have implemented an anti-fraud management policy to tackle corruption, money laundering and bribery. The policy also secures the reporting rights of our employees in accordance with the law. As of March 31, 2024, there were no legal proceedings regarding corrupt practices brought against us or any of our directors and employees.

Marketing and Advertising

We recognize that our solutions may have social impacts, including but not limited to the influence on customer behavior and choices; the impact of advertising content on social values; the concerns on the user data privacy and security; and the contribution to the democratization of advertising by providing accessible and affordable tools for businesses and small and medium-sized enterprises (“SMEs”). In order to address these potential social impacts and contribute to a more ethical, inclusive, and sustainable advertising ecosystem, we have been promoting responsible advertising practices, supporting the creation and dissemination of socially responsible content, considering data privacy, and empowering SMEs. We consider the ethical implications of advertising, such as avoiding the promotion of unhealthy products, deceptive practices, or manipulative techniques. We encourage our clients to promote socially responsible messages, support diversity and inclusion, and align with sustainable practices. We prioritize the protection of personal information and comply with relevant privacy regulations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SQUIRREL

Unless the context otherwise requires, all references in this section to “Squirrel,” the “Company,” “we,” “us” or “our” refer collectively to Squirrel Enlivened International Co., Ltd and its direct and indirect subsidiaries prior to the consummation of the Transactions.

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited and audited financial statements and the related notes included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Forward-Looking Statements” sections and elsewhere in this proxy statement/prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

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Key Components of Results of Operations

Revenues

The following table sets forth the components of our revenues by service line for the periods presented:

	For the year ended September 30,				For the six months ended March 31,
	2022		2023		2023		2024
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues
Brand marketing and strategic consulting service	2,670	88.9	4,731	96.9	1,053	91.3	2,891	100.0
Online store management service	334	11.1	152	3.1	100	8.7	-	-
Total revenues	3,004	100.0	4,883	100.0	1,153	100.0	2,891	100.0

Brand marketing and strategic consulting service

We mainly provide brand marketing and strategic consulting service through China subsidiaries for e-commerce sector to realize rapid growth, such as market strategy-making, visual improvement, homepage design, video and content of a master product and IP image.

A performance obligation is satisfied when we deliver the service and client signs the acceptance note at a point in time, and revenue is recognized at its consideration.

Online store management service

We also manage online stores owned by clients. We are obligated for daily operations, and entitled to monthly service fee. Revenue is recognized over the service period.

Costs

The following table sets forth the components of our costs for the periods presented:

	For the year ended September 30,				For the six months ended March 31,
	2022		2023		2023		2024
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Cost of revenue
Graphic design and filming	892	33.0	913	31.6	364	38.7	826	54.7
Compensation and benefits	1,808	66.8	1,943	67.2	575	61.1	677	44.8
Sales tax and surcharges	6	0.2	34	1.2	2	0.2	8	0.5
Total cost of revenues	2,706	100.0	2,890	100.0	941	100.0	1,511	100.0

Our cost of revenue primarily presents the costs incurred with brand marketing and strategic consulting service, such as graphic image design, video processing and filming, and compensations to employees and some outsourced contractors engaged in brand marketing and strategic consulting services. When each standalone obligation is satisfied, it is recognized as cost of revenue.

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Operating expense

The following table sets forth the components of our operating expenses by nature for the periods presented:

	For the year ended September 30,				For the six months ended March 31,
	2022		2023		2023		2024
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	71	9.4	132	15.2	49	11.0	68	10.2
General and administrative expenses	686	90.6	736	84.8	398	89.0	599	89.8
Total operating expenses	757	100.0	868	100.0	447	100.0	667	100.0

Selling and marketing

Our selling and marketing expenses consist primarily of payroll, business development and travel expenses for marketing. They are expensed as incurred.

General and administrative

Our general and administrative expenses consist of payroll expenses for employees involved in general corporate functions, including finance, legal and human resources, leasing expenses, costs associated with use of facilities and equipment, depreciation and amortization, professional fees and other general corporate related expenses.

Other service income

The following table sets forth the components of our other service income by amounts and percentages of operating expenses for the periods presented:

	For the year ended September 30,				For the six months ended March 31,
	2022		2023		2023		2024
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Other service income
Training service	-	-	-	-	-	-	40	66.7
Referral service for ads placement	-	-	-	-	-	-	20	33.3
Total other service income	-	-	-	-	-	-	60	100.0

Other service income represents service income from training service and referral service for ads placement. We start these services in late 2023 to bring in potential clients and make existent clients more attached.

Taxation

Cayman Islands

We are incorporated as an exempted Company in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on either income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong, PRC

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to a progressive income tax rate, 8.25% for assessable profits not exceeding HKD 2 million and 16.5% for assessable profits in excess of HKD 2 million on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to us are not subject to any Hong Kong withholding tax.

Mainland China

Our subsidiaries established in mainland China are subject to statutory income tax at a rate of 25%, unless preferential tax rates were applicable. Companies with assessable profits not more than RMB3 million are subject to income tax rate of 5%. Dividends paid by our wholly foreign-owned subsidiary in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%. If our Hong Kong subsidiary satisfies all the requirements under preferential tax arrangements and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

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The Enterprise Income Tax Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. If the holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, our worldwide income would be subject to enterprise income tax rate of 25%.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the year ended September 30,				For the six months ended March 31,
	2022		2023		2023		2024
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues	3,004	100.0	4,883	100.0	1,153	100.0	2,891	100.0
Cost of revenue	(2,706)	(90.1)	(2,890)	(59.2)	(941)	(81.6)	(1,511)	(52.3)
Gross profit	298	9.9	1,993	40.8	212	18.4	1,380	47.7

Operating expenses
Selling and marketing expenses	(71)	(2.4)	(132)	(2.7)	(49)	(4.2)	(68)	(2.4)
General and administrative expenses	(686)	(22.8)	(736)	(15.1)	(398)	(34.5)	(599)	(20.7)
Total operating expenses	(757)	(25.2)	(868)	(17.8)	(447)	(38.8)	(667)	(23.1)

Other service income	-	-			-	-	60	2.1
(Loss) income from operations	(459)	(15.3)	1,125	23.0	(235)	(20.4)	773	26.7

Other (expenses) income, net
Interest expenses	(47)	(1.6)	(45)	(0.9)	(24)	(2.1)	(71)	(2.5)
Other income, net	19	0.7	90	1.8	(60)	(5.2)	36	1.2
Total other (expenses) income, net	(28)	(0.9)	45	0.9	(84)	(7.3)	(35)	(1.2)
(Loss) income before income tax benefit (expenses)	(487)	(16.2)	1,170	23.9	(319)	(27.7)	738	25.5

Income tax benefit (expenses)	87	2.9	(339)	(6.9)	54	4.7	(187)	(6.5)
Net (loss) income	(400)	(13.3)	831	17.0	(265)	(23.0)	551	19.1

Six months ended March 31, 2023 compared to six months ended March 31, 2024

Revenues

Our revenues increased by 150.7% from US$1.2 million for the six months ended March 31, 2023 to US$2.9 million for the six months ended March 31, 2024, primarily attributable to the increase in revenue from our brand marketing and strategic consulting solutions. Due to the changing market and the evolving needs of consumers in China, an increasing number of brands need to update their marketing strategies and campaigns and launch new products at a faster pace, which increased demands for our brand marketing and strategic consulting solutions. In addition, in response to clients’ more frequent demands, we started to provide annual package solutions, which led to more business from each client. As a result, our revenue per client generated from our brand marketing and strategic consulting solutions doubled (US$0.12 million and US$0.06 million on average for the six months ended March 31, 2024 and 2023, respectively). The number of our clients increased by approximately 19% for the six months ended March 31, 2024, which also contributed to the rapid growth in our revenues.

Costs

Our cost of revenue increased by 60.6% from US$0.9 million for the six months ended March 31, 2023 to US$1.5 million for the six months ended March 31, 2024, largely in line with our revenue growth. Specifically, our costs in graphic design and filming increased by 127% for the six months ended March 31, 2024, and our costs in   compensation to employees increased by 18% in the same period.

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Gross profit

Our gross profit increased from US$0.2 million for the six months ended March 31, 2023 to US$1.4 million for the six months ended March 31, 2024. Our gross profit margin increased from 18.4% to 47.7% in the same periods, primarily attributable to more recurring solutions provided to each client, which incurred fewer costs compared to one-off solutions.

Operating Expenses

Our operating expenses increased by 49.2% from US$0.4 million for the six months ended March 31, 2023 to US$0.7 million for the six months ended March 31, 2024, primarily attributable to increase in general and administrative expenses.

Our selling and marketing expenses increased by 38.8% from US$0.05 million for the six months ended March 31, 2023 to US$0.07 million for the six months ended March 31, 2024, primarily attributable to increase in travel expenses for business development.

Our general and administrative expenses increased by 50.5% from US$0.4 million for the six months ended March 31, 2023 to US$0.6 million for the six months ended March 31, 2024, primarily attributable to US$0.2 million in training expenses related to the use of AI application.

(Loss) income from operations

Income from operations was US$0.8 million for the six months ended March 31, 2024, compared with a loss of US$0.2 million for the six months ended March 31, 2023, primarily attributable to more recurring solutions provided to each client, which resulted in the increase of our revenue outpacing that of our costs and operating expenses.

Interest Expenses

Our interest expenses related primarily to bank loans. Interest expenses was US$0.02 million and US$0.07 million for the six months ended March 31, 2023 and 2024, respectively.

Income tax benefit (expenses)

We had income tax benefit of US$0.1 million for the six months ended March 31, 2023, as a result of US$0.3 million operating loss in the same period, while an income tax expense of US$0.2 million for the six months ended March 31, 2024 , as a result of US$0.7 million operating income in the same period.

Net (loss) income

As a result of the above, we recorded net income of US$0.6 million for the six months ended March 31, 2024, as compared to net loss of US$0.3 million for the six months ended March 31, 2023 .

Year ended September 30, 2023 compared to year ended September 30, 2022

Revenues

Our revenues increased by 62.5% from US$3.0 million for the year ended September 30, 2022 to US$4.9 million for the year ended September 30, 2023. Due to the changing market and the evolving needs of consumers in China, an increasing number of brands need to update their marketing strategies and campaigns and launch new products at a faster pace, which increased demands for our brand marketing and strategic consulting solutions. In addition, as COVID-19 related lockdown and other restrictive measures were gradually lifted since December 2022, we were able to resume our operations and deliver more solutions to our clients. These led to a 53% increase in revenues per client (reaching US$0.1 million on average) for the year ended September 30, 2023.

Costs

Our cost of revenue increased by 6.8% from US$2.7 million for the year ended September 30, 2022 to US$2.9 million for the year ended September 30, 2023, primarily due to a 7% increase in compensation to employees engaged in brand marketing and strategic consulting services.

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Gross profit

Our gross profit increased by 568.8% from US$0.3 million for the year ended September 30, 2022 to US$2.0 million for the year ended September 30, 2023. Our gross profit margin increased from 9.9% to 40.8%, primarily because the growth of our revenues outpaced that of our costs, as a result of increased demand for our solutions arising from the evolving market.

Operating Expenses

Our operating expenses increased by 14.7% from US$0.8 million for the year ended September 30, 2022 to US$0.9 million for the year ended September 30, 2023, primarily attributable to increase in selling and marketing expenses for business development.

Selling and marketing expenses increased from US$0.07 million for the year ended September 30, 2022 to US$0.13 million for the year ended September 30, 2023, primarily attributable to doubled travel expenses for business development.

General and administrative expenses remained stable at US$0.7 million for the years ended September 30, 2022 and 2023, respectively.

(Loss) income from operations

Income from operations was US$1.1 million for the year ended September 30, 2023, compared to a loss of US$0.5 million for the year ended September 30, 2022, primarily attributable to the rapid growth in our revenues as a result of increased demand for our solutions arising from the evolving market.

Interest Expenses

Interest expenses related primarily to bank loans. Interest expenses remained stable at US$0.1 million for the two years ended September 30, 2022 and 2023, respectively.

Income tax expenses

We recorded income tax benefit of US$0.1 million for the year ended September 30, 2022 , as a result of US$0.5 million  operating loss in the same period, while an income tax expense of US$0.3 million for the year ended September 30, 2023, as a result of US$1.2 million operating income in the same period.

Net (loss) income

As a result of the above, we recorded net loss of US$0.4 million for the year ended September 30, 2022 and net income of US$0.8 million for the year ended September 30, 2023.

Liquidity and capital resources

We fund our short-term and long-term cash needs primarily by cash generated from operations and bank loans. We had cash, cash equivalents and restricted cash of US$0.4 million, US$0.8 million and US$1.1 million as of September 30, 2022, September 30, 2023, and March 31, 2024 respectively. Our cash and cash equivalents primarily consist of cash at bank, and restricted cash consists of cash from bank loans that is restricted to withdrawal for operation purpose.

We plan to launch our self-owned skincare brand business in early 2025. This will require additional working capital for manufacturing, sales and marketing, inventory, supply chain and logistics, and other daily operations. We plan to fund this new business with cash and cash equivalents generated from our current business, bank loans or financing through private placement. We believe that our current cash, cash equivalents and restricted cash and anticipated cash and cash equivalents generated from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, need additional capital in the future to meet unanticipated business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If, in the future, our existing cash and cash equivalents is insufficient to meet our requirements, we may sell additional equity securities, debt securities or borrow from banks, which would dilute our shareholders’ interests or bring in fixed obligations and operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us. We did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2024.

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We intend to use the proceeds from this offering for management and operations, marketing and business development.

Cash flows

The following table sets forth a summary of our cash flows for the periods presented:

	For the year ended September 30,		For the six months ended March 31,
	2022	2023	2023	2024
	US$	US$	US$	US$
	(in thousands)
Summary of consolidated cash flow data
Net cash (used in) generated from operating activities	(1,201)	(102)	213	228
Net cash used in investing activities	(81)	(7)	(7)	(314)
Net cash generated from (used in) financing activities	810	590	(16)	363
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(50)	(27)	16	31
Net increase (decrease) in cash, cash equivalents and restricted cash	(522)	454	206	308
Cash, cash equivalents and restricted cash at beginning of the year/period	884	362	362	816
Cash, cash equivalents, and restricted cash at end of the year/period	362	816	568	1,124

Cash and cash equivalents	362	505	568	1,120
Restricted cash	-	311	-	4
Total cash, cash equivalents and restricted cash	362	816	568	1,124

Operating activities

Net cash generated from operating activities in the six months ended March 31, 2024 was US$0.2 million, as compared to net income of US$0.6 million in the same period. The difference was primarily due to increase of US$0.3 million in accounts payable and US$0.6 million in contract liabilities and decrease of US$0.8 million in amounts due from related parties, offset by increase of US$0.4 million in accounts receivable, US$1.0 million in advance to suppliers, US$0.3 million in fulfillment cost and US$0.3 million in other current assets. All the changes were primarily a result of business growth and collections from related parties. Principal non-cash items affecting the difference include depreciation and amortization and gain from acquisition of an affiliate.

Net cash generated from operating activities in the six months ended March 31, 2023 was US$0.2 million, as compared to net loss of US$0.3 million in the same period. The difference was primarily due to increase of US$1.3 million in accounts payable and US$0.6 million in contract liabilities, partially offset by increase of US$0.3 million in fulfillment cost and US$1.2 million in amounts due from related parties. All the changes were primarily a support to the increased revenue. Principal non-cash items affecting the difference include depreciation and amortization.

Net cash used in operating activities in the year ended September 30, 2023 was US$0.1 million, as compared to net income of US$0.8 million in the same year. The difference was primarily due to increase of US$0.3 million in income tax payable and US$0.2 million in other payables due to increased business, offset by increase of US$1.4 million in amounts due from related parties for operating purchases and decrease of US$0.3 million in contract liabilities. Principal non-cash items affecting the difference include depreciation and amortization.

Net cash used in operating activities in the year ended September 30, 2022 was US$1.2 million, as compared to net loss of US$0.4 million in the same year. The difference was primarily due to decrease of US$0.3 million in accounts receivable and increase of US$0.5 million in contract liabilities due to increased business, offset by decrease of US$0.4 million in accounts payable, US$0.4 million in amounts due to related parties and increase of US$0.4 million in amounts due from related parties. Principal non-cash items affecting the difference include depreciation and amortization.

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Investing activities

Net cash used in investing activities in the six months ended March 31, 2024 was US$0.3 million, primarily due to US$0.3 million loan due to third parties.

Net cash used in investing activities in the six months ended March 31, 2023 was US$0.01 million to purchase electronic equipment.

Net cash used in investing activities in the year ended September 30, 2023 was US$0.01 million to purchase electronic equipment.

Net cash used in investing activities in the year ended September 30, 2022 was US$0.08 million to purchase electronic equipment.

Financing activities

Net cash generated from financing activities in the six months ended March 31, 2024 was US$0.4 million, due to US$2.5 million obtained from bank loans, partially offset by US$2.0 million repayment of bank loans and US$0.2 million payment of offering costs.

Net cash used in financing activities in the six months ended March 31, 2023 was US$0.02 million, due to US$1.1 million obtained from bank loans, partially offset by US$1.0 million repayment of bank loans and US$0.1 million payment to a related party.

Net cash generated from financing activities in the year ended September 30, 2023 was US$0.6 million, due to US$2.5 million obtained from bank loans, partially offset by US$1.7 million repayment of bank loans and US$0.1 million repayment to a related party.

Net cash generated from financing activities in the year ended September 30, 2022 was US$0.8 million, due to US$0.9 million obtained from bank loans, partially offset by US$0.1 million repayment of bank loans.

Capital Expenditures

Our capital expenditures are primarily incurred to purchase electronic equipment. Our capital expenditures were US$0.01 million and US$0.04 million for the six months ended March 31, 2023 and 2024, respectively, and US$0.1 million and US$0.01 million for the two years ended September 30, 2022 and 2023, respectively. We will continue to make capital expenditures to meet the expected growth in our business. We currently do not have any commitment for capital expenditures or other cash requirements other than those in our ordinary course of business.

Principal Indebtedness

Our principal indebtedness is borrowed from banks.

	As of September 30, 2023	As of March 31, 2024
	(US$) in thousands)
Short-term loans (1)(2)(3)(4)(5)(6)(7)	1,467	1,345
Long-term loans (8) (9)(10)	-	656
Total Loans	1,467	2,001

(1)

We obtained a loan of RMB 3.0 million (US$0.44 million) in April 2023 for 6 months, with annual interest rate of 4.25%, from Industrial and Commercial Bank of China. We repaid RMB3.0 million (US$0.42 million) in October 2023.

(2)	We obtained a loan of RMB 3.0 million (US$0.43 million) in March 2023 for 1 year, with annual interest rate of 4.1%, from Bank of China. We repaid RMB3.0 million (US$0.42 million) in March 2024.
(3)	We obtained a loan of RMB 2.0 million (US$0.28 million) in March 2024 for 1 year, with annual interest rate of 3.9%, from Bank of China.
(4)

We obtained a loan of RMB 3.0 million (US$0.42 million) in March 2024 for 1 year, with annual interest rate of 3.9%, from Bank of China. From April to August 2024, we repaid a loan of RMB 0.5 million (US$0.07 million) in aggregate.

(5)

We obtained a loan of RMB 2.7 million (US$0.38 million) in September 2023 for 1 year, with annual interest rate of 4.83%, from China Merchants Bank. We repaid RMB2.7 million (US$0.37 million) in March 2024.

(6)	We obtained a loan of RMB 2.7 million (US$0.37 million) in March 2024 for 6 months, with annual interest rate of 4.83%, from China Merchants Bank.
(7)

We obtained a loan of RMB 2.0 million (US$0.28 million) in May 2023 for 1 year, with annual interest rate of 4.92%, from Bank of Communications. We repaid RMB2.0 million (US$0.28 million) on November 29, 2023 and borrowed it again on the same day under same terms. In May 2024, we repaid a loan of RMB 2.0 million (US$0.28 million).

(8)

We obtained a loan of RMB 0.9million (US$0.12 million) in December 2023 for 2 years, with annual interest rate of 11.70%, from WeBank Co., Ltd.. From April to May 2024, we repaid a loan of RMB0.9 million (US$0.12 million).

(9)

We obtained a loan of RMB 2.1million (US$0.29 million) in December 2023 for 2 years, with annual interest rate of 11.70%, from Guangzhou Rural Commercial Bank. From April to May 2024, we repaid a loan of RMB2.1 million (US$0.29 million).

(10)

We obtained a loan of RMB 1.95 million (US$0.27 million) in December 2023 for 2 years, with annual interest rate of 16.20%, from Sichuan XWBank Corp., From January to March 2024, we repaid RMB0.2 million (US$0.03 million).

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We entered into bank loans primarily to support our business growth in China. Our bank loans bear interest rates from 4.10% to 4.92% as of September 30, 2023, and from 3.9% to 16.2% as of March 31, 2024.

Contractual Obligations

We have no material contractual obligations as of March 31, 2024.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in conformity with the U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenue and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Principle of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. In August 2024, we acquired 97% share interest of Shenzhen Squirrel Enlivened Media Group Co., Ltd. (“Shenzhen Squirrel”), through our wholly owned subsidiaries Squirrel Enlivened (Hong Kong) Technology Limited (“Squirrel HK”) and Squirrel Enlivened (Shenzhen) Technology Co., Ltd. (“Squirrel SZ”) (“the reorganization”). Shenzhen Squirrel was in common control with Squirrel SZ , Squirrel HK and us immediately before and after the reorganization. According to ASC 805-50, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. The historical cost of Shenzhen Squirrel is carried forward. All transactions and balances among us and subsidiaries have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported revenues, costs and expenses during the reported period in the consolidated financial statements and accompanying notes. These accounting estimates reflected our consolidated financial statements mainly include, but are not limited to, current expected credit losses, useful lives of property and equipment, valuation allowance for deferred tax assets and discount rate used to measure lease liabilities. Actual results could differ from those estimates.

Revenue Recognition

Brand marketing and strategic consulting service

We are mainly engaged in brand marketing and strategic consulting service for e-commerce in Mainland China. A contract is identified when an e-commerce client reaches an agreement with us for brand marketing and strategic consulting, which includes distinct performance obligations as the promised services, such as formulating and optimizing brands’ growth strategies, brand image enhancement, homepage design, video and content of a super popular product and IP image.

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The contract usually specifies the standalone price the client is charged in exchange to obtain the control of each service. The total consideration is defined as a fixed amount for all the services. Sometimes a discount is provided for the bundle of services based on the total consideration, and is allocated proportionately to all the performance obligations in the contract based on their standalone prices. The consideration for each performance obligation is the standalone price less the discount allocated to it.

A performance obligation is satisfied when we deliver the service and client signs the acceptance note at a point in time, verifying that the client obtains the control of the service. When we satisfy a performance obligation, revenue is recognized at its consideration.

We provide an assurance-type warranty to ensure a smooth implementation of the Brand Marketing Strategies delivered by the Group, for which no contingent liability was accrued taking into account of little incremental cost incurred for the warranty in history and ASC 450-20-25-2 was not met

Online store management service

We also operate online stores owned by clients. We are obligated for daily operations, and entitled to monthly service fee. Revenue is recognized over the service period, usually settled at each month end when the client confirms the settlement notice.

Comprehensive Income (Loss) and Foreign Currency Translation

The functional currency is Renminbi (“RMB”) for entities based in mainland China, United States Dollar (“US$” or “US$”) for entities in Hong Kong PRC and Cayman Islands. The determination of the respective functional currency is based on the criteria of Accounting Standard Codification (“ASC”) 830, Foreign Currency Matters. Assets and liabilities of the entities denominated in currencies other than the reporting currency United States Dollar (“US$”) are translated into US$ at the rates of exchange prevailing at the balance sheet date. Equity accounts are translated at historical exchange rates when transactions occurred. Revenues, expenses, gains and losses are translated using the average exchange rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss). For the years presented, other comprehensive income (loss) included foreign currency translation adjustments only.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with exchange gains and losses included in the results of operations as incurred.

Current Expected Credit Losses

We adopted ASC Topic 326, “Financial Instruments — Credit Losses”, for credit loss assessment using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 has no impact on our retained earnings as of September 30, 2021. Our in-scope asset is primarily accounts receivable and other receivables. To estimate expected credit loss, we have identified the relevant risk factors which include clients’ credits and accounts aging. Accounts with similar risk factors have been grouped into pools. For each pool, we considers the collection experience, current economic conditions and reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. In consideration of short aging and expectation for the industry, provision of US$2,000 and reversal of US$1,000 are recognized as expected credit loss expenses in general and administrative expenses for the years ended September 30, 2022 and 2023, respectively. And it is US$1,000 and US$6,000 for the six months ended March 31, 2023 and 2024, respectively.

Cash, Cash Equivalents and restricted cash

Cash and cash equivalents represent cash on hand, on-demand deposits at banks, term deposits and highly liquid investments placed with banks which are readily convertible to known amounts of cash, unrestricted as to withdrawal or use and have original maturities of three months or less when purchased.

Cash that is restricted as to withdrawal is reported separately on the consolidated balance sheets. Our restricted cash mainly represents cash from bank loans that can only be used for operation purpose.

Accounts receivable

Accounts receivable is recognized and carried at the cost amount less an allowance for credit losses.  Accounts receivable are recognized in the period when we have provided services to its customers and when its right to consideration is unconditional. We review the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Accounts receivable balances are written off after all collection efforts have been exhausted. An estimate for the allowance for credit losses is discussed above in “Current Expected Credit Losses”.

Advance to Suppliers

Advance to suppliers is prepayment to supplier in the procurement of goods or services. Advance payment is demanded on specific circumstances, including the industry practice, negotiations with suppliers, and the delivery time of products or services received from suppliers after the advance payment. Advance to suppliers is recognized as fulfillment costs or expenses when the products or services are provided and accepted by us. We review its advance to suppliers on a periodic basis and determines the adequacy of allowance when amounts outstanding are not likely to be utilized against receive of products or services.

Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid for transferring a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

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We apply a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is as follows.

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which the inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair value is therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The carrying amount of cash and cash equivalents and restricted cash, accounts receivable, amounts due from related parties, accounts payable, other current assets, other payables and amounts due to related parties approximates fair value because of their short-term nature. Short-term loans and Long-term loans are carried at amortized cost, which approximates their respective fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments.

Our non-financial assets, such as property and equipment, would be measured at fair value only when they were determined to be impaired.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements included elsewhere in this prospectus.

COVID-19 Pandemic’s Impact on the Operating Entities’ Results of Operations

The COVID-19 pandemic resurgence affected the operating entities’ business operations in the following manner.

From the middle of 2021 to December 2022, the economy in China slowed down when large-scale COVID-19 resurgences happened in multiple metropolitan areas in China and restrictive measures were widely taken. Several types of COVID-19 variants have emerged in different parts of the world, as well as China. Restrictions and temporary lockdowns, such as office closures and traffic restriction,  were re-imposed in certain cities in China to combat the outbreaks of COVID-19. Such lockdowns led to lower domestic consumption and disrupted our business operations as well.

Since December 2022, most restrictive policies have been replaced with more flexible measures, such as removing restrictions to traffic. As a result, the operating entities were able to resume their operations, and the employees of the operating entities were able to resume their work and deliver solutions to clients in a normal way. When comparing the fiscal year ended September 30, 2022 to the fiscal year ended September 30, 2023, the average revenue per customer increased from US$0.06 million to US$0.10 million, representing a 53.0% increase. In addition, the number of clients increased by 6.3% in the same periods.

However, any resurgence of the COVID-19 pandemic could negatively affect the execution of customer contracts and the collection of customer payments. The extent of any future impact of the COVID-19 pandemic on our business is still uncertain and cannot be predicted as of the date of this prospectus. Any potential impact to our operating results will depend, to a large extent, on future developments and new information that may emerge regarding the duration and severity of any resurgence of the COVID-19 pandemic and the actions taken by government authorities to contain the spread of the COVID-19 pandemic, almost all of which are beyond our control.

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MANAGEMENT OF PUBCO FOLLOWING THE TRANSACTIONS

The following table sets forth certain information relating to the executive officers and directors of PubCo immediately after the consummation of the Transactions:

Name	Age	Position
Mr. Angxiong Zhao	29	Chairman of the board of directors and chief executive officer
Mr. Wenbo Huang	38	Director and chief marketing officer
Ms. Ying Ye	64	Director and chief financial officer
Mr. Lei Shi	44	Independent director nominee
Ms. Hanxi Guo	39	Independent director nominee
Ms. Wen Xue	43	Independent director nominee

Mr. Angxiong Zhao, our founder, chairman of the board  and chief executive officer, founded Squirrel in 2016 and has served as the chief executive officer of Squirrel since its inception. Mr. Zhao has more than ten years of professional experience in the brand marketing and strategy consulting industry. Prior to founding Squirrel, Mr. Zhao served as marketing director at Shenzhen Maiertong Technology Co., Ltd. (深圳市麦尔通科技有限公司), an innovative technology company focusing on the R&D and sales of artificial intelligence embedded edge computing devices, from September 2015 to September 2016. Mr. Zhao graduated from Changsha University in 2013, majoring in computer.

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Currently, Mr. Zhao is also writer of Tianpeng Talk about Brands (《天蓬谈品牌》), with cumulative views over 100 thousand.

Mr. Wenbo Huang, our director, has served as the chief marketing officer of Squirrel since October 2016 and will serve as our chief marketing officer following the consummation of the Transactions. Prior to joining Squirrel, Mr. Huang served as e-commerce manager at Shenzhen Maiertong Technology Co., Ltd. (深圳市麦尔通科技有限公司) from September 2015 to September 2016. From January 2013 to August 2015, Mr. Huang served as the manager of the division of e-commerce department at Shenzhen Pano E-commerce Co., Ltd. From September 2010 to December 2012, Mr. Huang served as the manager of the division design department at Shenzhen Guoren Wireless Communication Co., Ltd. From December 2009 to August 2010, Mr. Huang served as a communication engineer at Guangdong Telecom Engineering Co., Ltd. Mr. Huang obtained his associate degree from Guangzhou Maritime University in June 2009, majoring in communication technology.

Ms. Ying Ye, our director and chief financial officer, has served as the chief financial officer of Squirrel since May 2018 and will serve as our chief financial officer following the consummation of the Transactions. Prior to joining Squirrel, Ms. Ye served as chief representative and translator at the Shenzhen office of Japan Fengqiang Food Co., Ltd. (日本丰强产业株式会社) from December 1997 to December 2016, during which period she was also seconded as the general manager at Fujian Tianshan Ceramic Co., Ltd. (北京天山陶化有限公司) from June 1998 to October 1999, the sales director at Shenzhen Nanyang Food Co., Ltd. (深圳南洋食品有限公司) from October 1999 to November 2000, a vice general manager at Beijing Longhua Food Co., Ltd (北京龙华食品有限公司) from December 2001 to June 2002 and the general manager at Beijing Changying Food Co., Ltd (北京长营食品有限公司) from July 2001 to December 2005. She served as a staff at Japan Asahi Foods Co., Ltd. from March 1991 to December 1996. From January 1984 to December 1988, she held successive positions at Fuzhou Health Bureau, including the secretary of the Communist Youth League Committee, deputy section chief and section chief. From September 1981 to December 1983, she successively taught at Ningde No.2 High School, Ningde No.5 High School and Fujian Health College. Ms. Ye obtained her associate degree from Ningde Normal University in July 1981, majoring in physics.

Mr. Lei Shi will serve as our independent director, the chairman of the nominating and corporate governance committee and a member of the audit and compensation committees following the consummation of the Transactions. Mr. Shi has been serving as a lecturer and department manager at Swinburne University of Technology in Melbourne, Australia since July 2020, where he had previously served as a teacher and senior educator from February 2011 to December 2012 and from June 2013 to June 2020 . Mr. Shi was also a lecturer and research engineer at Swinburne University of Technology Factory of the Future from January 2018 to December 2019 . Prior to that, he served as an embedded system designer at Successful Endeavors from January 2013 to May 2013, an engineering technician at Setec Pty Ltd from April 2008 to February 2011, a project engineer at Kesa Electricals Asia Limited from July 2006 to December 2007, an electronic engineer at Shenzhen Wistar Technology Co., Ltd. from June 2003 to June 2006, and also a software engineer at WJSOFT Co., Ltd. from July 2002 to June 2003. Mr. Shi obtained his Ph.D degree in cybersecurity for industry 4.0 systems at Swinburne University of Technology in 2004 and his bachelor’s degree in instruments and testing technology from University of Electronic Science and Technology of China in 1998 .

Ms. Hanxi Guo will serve as our independent director, the chairman of the audit committee and a member of the compensation and nominating and corporate governance committees following the consummation of the Transactions. Ms. Guo has over 13 years of professional and management experience with a focus on corporate accountancy. Ms. Guo co-founded Groovy Bean Coffee in February 2022, and has been responsible for the inventory management, financial management and daily operation since then. She served as risk control director at Beijing Cady Culture Investment Management Co., Ltd (北京文资大业文化投资管理有限公司), a company mainly engaged in project investment, investment management, asset management and investment consulting, from January 2015 to May 2020. From December 2011 to December 2014, Ms. Guo served as senior auditor at Beijing Branch of Deloitte Touche Tohmatsu Certified Public Accountants LLP (Special General Partnership). Ms. Guo obtained her master’s degree in accounting from Macquarie University in 2010 and was qualified as a Certified Practising Accountant Australia in February 2015 and Certified Internal Auditor in July 2020.

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Ms. Wen Xue will serve as our independent director, the chairman of the compensation committee and a member of the audit and nominating and corporate governance committees following the consummation of the Transactions. Ms. Xue has served as a director and president of Goldin Financial Holding Limited since July 2014, where she is responsible for strategic planning, business transformation, subsidiary establishment, public relations, and office management. She served as a director of government affairs of Yanxiang High-tech Holding Group Co., LTD (研祥高科技控股集团) from May 2010 to June 2014. From July 2006 to April 2010, she served at the department of government relations and employee compensation at Ren Network Technology Co., Ltd. Ms. Xue obtained her EMBA degree from Peking University HSBC Business School in 2021, and bachelor’s degree of International Economics and Trade from Lanzhou University in 2006. Ms. Xue received her education from modern public relations and secretary college of Northwest Normal University in 1999.

Board of Directors

The board of directors of PubCo will initially consist of six directors immediately after the consummation of the Transactions, three of which will be independent directors. A director is not required to hold any shares in PubCo by way of qualification. Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration. The directors may from time to time at their discretion exercise all the powers of PubCo to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of PubCo or of any third party. None of PubCo’s non-executive directors has a service contract with PubCo that provides for benefits upon termination of service.

Duties of Directors

Under the laws of the Cayman Islands, directors have fiduciary duties to the company, including a duty of loyalty, a duty to act honestly and a duty to act in good faith with a view to the company’s best interests. PubCo directors must also exercise their powers only for a proper purpose. PubCo directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with PubCo’s memorandum and articles of association, as amended and restated from time to time. A shareholder may have the right to seek damages in the name of PubCo if a duty owed by the directors of PubCo is breached.

The functions and powers of PubCo’s board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers; and

•	exercising the borrowing powers of PubCo and mortgaging the property of PubCo.

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Terms of Directors and Officers

PubCo may by an ordinary resolution appoint any person to be a director. In addition, PubCo’s board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting appoint, any person as a director, to fill a casual vacancy on PubCo’s board. Unless otherwise determined by PubCo in general meeting, the number of directors of PubCo shall not be less than three (3), the exact number of directors to be determined from time to time by an ordinary resolution. The office of director shall be vacated, if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to PubCo; or (iv) is removed from office pursuant to any other provisions of the articles of association of PubCo.

PubCo’s officers are elected by and serve at the discretion of the board of directors of PubCo.

Board Committees

The PubCo board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee’s members and functions are described below.

Audit Committee

The PubCo audit committee will initially consist of Ms. Hanxi Guo, Mr. Lei Shi and Ms. Wen Xue. Ms. Hanxi Guo will be the chairperson of PubCo’s audit committee. Each of Ms. Hanxi Guo, Mr. Lei Shi and Ms. Wen Xue satisfies the independence requirements under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate, and the board of directors of PubCo has determined that Ms. Hanxi Guo as an “audit committee financial expert” as defined in applicable SEC rules.

The PubCo audit committee will oversee PubCo’s accounting and financial reporting processes and the audits of PubCo’s financial statements. The audit committee will be responsible for, among other things:

•	selecting the independent auditor;

•	pre-approving audit and non-audit services permitted to be performed by the independent auditor;

•

annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and PubCo;

•	reviewing responsibilities, budget and staffing of PubCo’s internal audit function;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and, if material, approving all related party transactions on an ongoing basis;

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•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing analyses prepared by management or the independent auditors setting forth significant financial reporting issues and judgments;

•	discussing with management and the independent auditors earnings press releases as well as financial information and earnings guidance provided to analysts and rating agencies;

•

reviewing with management and the independent auditors the effect of significant regulatory or accounting initiatives or developments, as well as off-balance sheet structures, on PubCo’s financial statements;

•	discussing policies with respect to risk assessment and risk management with management and internal auditors;

•

timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by PubCo, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•

establishing procedures for the receipt, retention and treatment of complaints received from PubCo’s employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by PubCo’s employees of concerns regarding questionable accounting or auditing matters;

•	such other matters that are specifically delegated to PubCo’s audit committee by PubCo’s board of directors from time to time; and

•	meeting separately, periodically, with management, internal auditors and the independent auditor.

Compensation Committee

The PubCo compensation committee will initially consist of Ms. Wen Xue, Mr. Lei Shi and Ms. Hanxi Guo. Ms. Wen Xue will be the chairperson of the compensation committee.

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PubCo’s compensation committee will be responsible for, among other things:

•	overseeing and assessing PubCo’s overall compensation practices and objectives;

•	reviewing and approving, or recommending to the board of directors, corporate goals and objectives relevant to PubCo’s executive officers’ compensation;

•	reviewing and approving, or recommending to the board of directors, PubCo’s executive officers’ employment or post-employment agreement or arrangement with PubCo;

•	reviewing and recommending to the board of directors the form and amount of PubCo’s director compensation.

•	administering PubCo’s equity-based compensation plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by PubCo’s board of directors from time to time.

Nominating and Corporate Governance Committee

The PubCo nominating and corporate governance committee will initially consist of Mr. Lei Shi, Ms. Hanxi Guo and Ms. Wen Xue. Mr. Lei Shi will be the chairperson of the nominating and corporate governance committee.

The PubCo nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to PubCo’s board of directors nominees for election by the shareholders or appointment by the board;

•	considering questions of independence and possible conflicts of interest of members of PubCo’s board of directors and executive officers;

•	reviewing and recommending to PubCo’s board of directors concerning the size, structure, composition and functioning of the board of directors and its committees; and

•	evaluating developments in corporate governance and shareholder engagement, reviewing PubCo’s governance documents, disclosures and other actions related thereto, and recommending to PubCo’s board of directors, as conditions dictate, proposed amendments to the governance documents.

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Foreign Private Issuer Status

PubCo is an exempted company limited by shares incorporated in 2024 under the laws of the Cayman Islands. After the consummation of the Transactions, PubCo will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to PubCo on March 31, 2025. For as long as PubCo qualifies as a foreign private issuer, it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

PubCo will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, PubCo intends to publish its results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information PubCo is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, after the Transactions, PubCo shareholders will receive less or different information about PubCo than a shareholder of a U.S. domestic public company would receive.

PubCo is a non-U.S. company with foreign private issuer status, and, after the consummation of the Transactions, will be listed on Nasdaq. Nasdaq market rules permit a foreign private issuer like PubCo to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is PubCo’s home country, may differ significantly from Nasdaq corporate governance listing standards. Among other things, we are not required to have:

•	a majority of our board of directors consist of independent directors;

•	a compensation committee consisting of independent directors;

•	a nominating committee consisting of independent directors;

•	regularly scheduled executive sessions with only independent directors each year;

•	an annual meeting of shareholders no later than one year after the end of the company’s fiscal-year end; and

•	Shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or asset of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control other than by way of mergers and consolidations, or arrangements or reconstructions; and (iv) transactions other than public offerings, mergers and consolidations, or arrangements or reconstructions.

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We intend to rely on our home country Cayman Islands practices in lieu of the requirements under Rules 5600 Series, Rule 5250(b)(3) and Rule 5250(d), except Rule 5625, Rule 5605(c)(2)(A)(ii) and Rule 5605(c)(3) of the Nasdaq Stock Market LLC Rules. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies. See “Risk Factors — Risks Related to PubCo and Ownership of PubCo’s Shares — As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.”

Controlled Company Status

After the completion of the Transactions, Squirrel Holdings BVI will, assuming a no redemption scenario, control approximately 63.4% of the aggregate voting power of PubCo’s issued and outstanding share capital (or 75.9% assuming a maximum redemption scenario), without taking into account of potential source of dilution. As a result, PubCo will be a “controlled company” within the meaning of applicable Nasdaq listing rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with the following corporate governance standards (i) that a majority of its board of directors consist of independent directors, (ii) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) that its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Upon closing of the Transactions, PubCo expects to exempt from the requirements that a majority of the board of directors consists of independent directors. Pending such determination, you may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. If PubCo ceases to be a “controlled company” and a “foreign private issuer” and its shares continue to be listed on Nasdaq, PubCo will be required to comply with these standards and, depending on the board’s independence determination with respect to its then-current directors, PubCo may be required to add additional directors to its board in order to achieve such compliance within the applicable transition periods.

Director Independence

As a result of its securities being listed on Nasdaq following consummation of the Transactions, PubCo will adhere to the rules of such exchange and applicable SEC rules, as applicable to foreign private issuers, in determining whether a director is independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The PubCo board of directors has determined that Mr. Huang, Ms. Guo and Ms. Xue are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. The PubCo audit committee is entirely composed of independent directors meeting Nasdaq’s additional requirements applicable to members of the audit committee. The independent directors of PubCo will have regularly scheduled meetings at which only independent directors are present.

Code of Business Conduct and Ethics

Prior to the consummation of the Transactions, PubCo will adopt a Code of Business Conduct and Ethics, which will cover a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and nondiscrimination standards. This Code of Business Conduct and Ethics will apply to all of PubCo’s directors, officers and employees.

Employment Agreements and Indemnification Agreements

PubCo intends to enter into employment agreements with each of PubCo’s executive officers prior to the consummation of the Transactions. Under these agreements, each of PubCo’s executive officers is employed for a specified time period. PubCo may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure by the executive officer to satisfactorily perform his/her duties, or the executive officer’s conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude. PubCo may also terminate an executive officer’s employment without cause upon three-month advance written notice.

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Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of PubCo’s confidential information or trade secrets, any confidential information or trade secrets of PubCo’s clients or prospective clients, or the confidential or proprietary information of any third party received by PubCo and for which PubCo has confidential obligations. The executive officers have also agreed to disclose in confidence to PubCo all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with PubCo and to assign all rights, title and interest in them to PubCo, and assist PubCo in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) engage in, or otherwise directly or indirectly being employed by or acting as a consultant or lender to, or being a director, officer, employee, principal, agent, stockholder, member, owner or partner of, or permitting the executive officer’s name to be used in connection with the activities of, any other business or organization which competes, directly or indirectly, with PubCo; (ii) solicit from any customer doing business with PubCo during the term; or (iii) otherwise interfere with the business or accounts of PubCo.

PubCo has also entered into indemnification agreements with each of PubCo’s directors and executive officers. Under these agreements, PubCo agrees to indemnify PubCo’s directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of PubCo.

Compensation of Directors and Executive Officers

The aggregate compensation paid to the directors and executive officers in cash and benefits in kind was $185,033 for the fiscal year ended September 30, 2023. PubCo has not set aside or accrued any amount to provide pension, retirement or other similar benefits to its executive officers and directors. The directors are not entitled, pursuant to their service contracts with PubCo, to receive any benefits upon termination or resignation from their respective positions as directors.

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BENEFICIAL OWNERSHIP OF HSPO SECURITIES BEFORE THE TRANSACTIONS

 The following table sets forth information regarding the beneficial ownership of our ordinary as of the date hereof by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our officers and directors; and

●	all of our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all HSPO Ordinary Shares beneficially owned by them.

The beneficial ownership of HSPO Ordinary Shares is based on an aggregate of 7,832,390 Ordinary Shares issued and outstanding as of the date hereof and the record of beneficial ownership as indicated in the statements filed with the SEC pursuant section 13(d) or 13(g) as of the date hereof.

	Number of	Percentage of
	Ordinary Shares	Outstanding
Name and Address of Beneficial Owner (1)	Beneficially Owned (2)	Ordinary Shares
Officers and Directors
Mingyu (Michael) Li	2,092,750	26.72%
Angel Colon	9,000	*
Mark Singh	5,000	*
Rodolfo Jose Gonzalez Caceres	4,000	*
All officers and directors as a group (4 individuals)	2,110,750	26.72%
5% Holders
Horizon Space Acquisition I Sponsor Corp. (2)	2,092,750	26.72%
First Trust Merger Arbitrage Fund (3)	509,580	6.50%
Karpus Management, Inc (4)	602,900	7.70%

*	Less than one percent

(1)	Unless otherwise noted, the business address of each of the following is c/o Horizon Space Acquisition I Corp., 1412 Broadway, 21st Floor, Suite 21V, New York, NY 10018.

(2)

Mingyu (Michael) Li is the sole director of Horizon Space Acquisition I Sponsor Corp., our Sponsor. The person having voting, dispositive or investment powers over the sponsor is Mingyu (Michael) Li, thus Mingyu (Michael) Li is deemed to have beneficial ownership of the shares held by the Sponsor.

(3)

According to a Schedule 13G filed on February 14, 2024, jointly filed by First Trust Merger Arbitrage Fund (“VARBX”), First Trust Capital Management L.P. (“FTCM”), First Trust Capital Solutions L.P. (“FTCS”) and FTCS Sub GP LLC (“Sub GP”). The principal business address of FTCM, FTCS and Sub GP is 225 W. Wacker Drive, 21st Floor, Chicago, IL 60606. The principal business address of VARBX is 235 West Galena Street, Milwaukee, WI 53212.

(4)

According to a Schedule 13G filed on February 13, 2024 by Karpus Management, Inc., d/b/a Karpus Investment Management. The principal business address of the shareholder is 183 Sully's Trail, Pittsford, New York 14534

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BENEFICIAL OWNERSHIP OF PUBCO SECURITIES FOLLOWING THE TRANSACTIONS

The following table sets forth information regarding the expected beneficial ownership of PubCo Ordinary Shares immediately following the consummation of the Transactions by:

•	each person who is expected to beneficially own 5.0% or more of the outstanding PubCo Ordinary Shares;

•	each executive officer and director nominee of PubCo; and

•	all of those executive officers and director nominees of PubCo as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The total number of PubCo Ordinary Shares expected to be outstanding after the consummation of the Transactions will be (i) assuming a No Redemption Scenario, 28,560,965 PubCo Ordinary Shares, and (ii) assuming a Maximum Redemption Scenario, 23,873,466 PubCo Ordinary Shares, which does not take into consideration of potential sources of dilution. If the actual facts differ from these assumptions, these amounts will differ.

	PubCo Ordinary Shares Beneficially Owned Immediately After Closing of the Transactions
	No Redemption Scenario		Maximum Redemption Scenario
	Number	%	Number	%
Principal Shareholder:
Squirrel Holdings BVI(1)	18,100,000	63.4	18,100,000	75.9
Asian Panda(2)	11,600,290	40.7	11,600,290	48.6
War Horse(3)	3,598,280	12.6	3,598,280	15.1
Ninety-nine Profit(4)	2,700,520	9.5	2,700,520	11.3
Horizon Space Acquisition I Sponsor Corp.(5)	1,931,325	6.7	1,931,325	8.1
Directors and Executive Officers:(5)
Angxiong Zhao	11,600,290	40.7	11,600,290	48.6
Wenbo Huang	3,598,280	12.6	3,598,280	15.1
Ying Ye	2,700,520	9.5	2,700,520	11.3
Lei Shi	-	-	-	-
Hanxi Guo	-	-	-	-
Wen Xue	-	-	-	-
All Directors and Executive Officers as a Group	18,100,000	63.4	18,100,000	75.9

__________

Notes:

(1)

Represents PubCo Ordinary Shares directly held by Squirrel Holdings BVI, 64.09%, 19.88% and 14.92% of which is beneficially owned by Mr. Angxiong Zhao, through Asian Panda, Company Limited Mr. Wenbo Huang through War Horse Company Limited and Ms. Ying Ye through Ninety-nine Profit Company Limited, respectively.

(2)

Represents PubCo Ordinary Shares indirectly held by Asian Panda Company Limited through Squirrel Holdings BVI. Mr. Angxiong Zhao is the sole shareholder and sole director of Asian Panda Company Limited, whose registered address is Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)

Represents PubCo Ordinary Shares indirectly held by War Horse Company Limited through Squirrel Holdings BVI. Mr. Wenbo Huang is the sole shareholder and sole director of War House, whose registered address is Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(4)

Represents PubCo Ordinary Shares indirectly held by Ninety-nine Profit Company Limited through Squirrel Holdings BVI. Ms. Ying Ye is the sole shareholder and sole director of Ninety-nine Profit Company Limited, whose registered address is Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(5)

Represents PubCo Ordinary Shares held by the Sponsor. Mingyu (Michael) Li is the sole member and sole director of Horizon Space Acquisition I Sponsor Corp., our Sponsor. The person having voting, dispositive or investment powers over the Sponsor is Mingyu (Michael) Li, thus Mingyu (Michael) Li is deemed to have beneficial ownership of the shares held by the Sponsor. The registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104

(6)	The business address for each director and officer of PubCo is Room A, Floor 34, Baishida Mansion, No. 2 Taining Road, Luohu District, Shenzhen, Guangdong Province, China.

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CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

HSPO Relationships and Related Party Transactions

 Founder Shares

On June 14, 2022, HSPO issued 10,000 HSPO Ordinary Shares to the Sponsor. On August 30, 2022, (1) HSPO issued 1,725,000 HSPO Ordinary Shares to the Sponsor for a purchase price of $25,000, or approximately $0.0145 per share, and (2) the Sponsor surrendered 10,000 HSPO Ordinary Shares. On September 12, 2022, the Sponsor entered into a securities transfer agreement, pursuant to which the Sponsor transferred to our independent directors, Messrs. Angel Colon, Mark Singh, and Rodolfo Jose Gonzalez Caceres, 8,000, 5,000 and 5,000 Ordinary Shares, respectively, at the original purchase price, immediately prior to the closing of the HSPO IPO. Simultaneously with the effectiveness of the registration statement and closing of the HSPO IPO (including the full exercise of over-allotment option), the Sponsor transferred to our independent directors, Messrs. Angel Colon, Mark Singh, and Rodolfo Jose Gonzalez Caceres, 8,000, 5,000 and 5,000 Ordinary Shares, respectively,  at the same price originally paid by the Sponsor for such shares, pursuant to a certain securities transfer agreement (the “Securities Transfer Agreement”) dated September 12, 2022 among HSPO, the transferees and the Sponsor.

As of the date hereof, there were 1,725,000 Founder Shares issued and outstanding. The aggregate capital contribution was $25,000, or approximately $0.0145 per share.

Private Units

On December 27, 2022, simultaneously with the consummation of the HSPO IPO, the HSPO completed the Private Placement of 385,750 Private Units to the Sponsor at a purchase price of $10.00 per Private Unit.

Promissory Note — Related Party

On August 30, 2022, the Sponsor has agreed to loan HSPO up to an aggregate amount of $500,000 to be used, in part, for transaction costs incurred in connection with the HSPO IPO (the “Promissory Note”). For the period from June 14, 2022 (inception) through December 27, 2022, the date of the completion of the HSPO IPO, the Sponsor loaned HSPO in the amount of $389,200. Total amount of $389,200 under the Promissory Note was fully repaid upon closing of the HSPO IPO on December 27, 2022. This note has been terminated after the repayment.

Working Capital Loans

In order to meet HSPO’s working capital needs following the consummation of the HSPO IPO, and to extend its life, the Sponsor, officers and directors or their affiliates may, but are not obligated to, loan HSPO funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion (the “Working Capital Loans”). Each loan would be evidenced by a promissory note (the “Working Capital Notes”). The Working Capital Notes would either be paid upon consummation of HSPO initial business combination, without interest, or, at the lender’s discretion, up to $3,000,000 of the notes (including the extension loans and convertible notes thereunder, if any) may be converted upon consummation of HSPO’s business combination into private units at a price of $10.00 per unit. These notes would be in addition to any notes we issued in exchange for the funds necessary to extend our life. If HSPO does not complete a business combination, the loans would be repaid out of funds not held in the Trust Account, and only to the extent available.

As of December 31, 2023, an aggregate of $280,000 Monthly Extension Fee had been deposited into the Trust Account, among which $70,000 was made by the Sponsor and $210,000 was made by Squirrel, respectively. As of the date hereto, an aggregate of $900,000 Monthly Extension Fee had been deposited into the Trust Account, among which $70,000 was made by the Sponsor and $830,000 was made by Squirrel, respectively

As of the date hereto,  HSPO has  issued a total of fourteen (14)  Extension Notes to evidence the payment of the Monthly Extension Fees, including one Sponsor Extension Notes and  thirteen Squirrel Extension Notes, respectively. If HSPO does not complete a business combination, the loans would be repaid out of funds not held in the Trust Account, and only to the extent available.

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The Extension Notes bear no interest and is payable in full upon the earlier to occur of (i) the consummation of HSPO’s business combination or (ii) the date of expiry of the term of HSPO (the “Maturity Date”). The following shall constitute an event of default: (i) a failure to pay the principal within five business days of the Maturity Date; (ii) the commencement of a voluntary or involuntary bankruptcy action, (iii) the breach of HSPO’s obligations thereunder; (iv) any cross defaults; (v) an enforcement proceedings against HSPO; and (vi) any unlawfulness and invalidity in connection with the performance of the obligations thereunder, in which case the Extension Notes may be accelerated.

The payees of the Extension Notes have the right, but not the obligation, to convert the Extension Notes, in whole or in part, respectively, into private units (the “Extension Units”) of HSPO, each consisting of one HSPO Ordinary Share, one HSPO Warrant, and one HSPO Right to receive one-tenth (1/10) of one HSPO Ordinary Share upon the consummation of a business combination, as described in the HSPO IPO prospectus of HSPO (File No: 333-268578), by providing HSPO with written notice of the intention to convert at least two business days prior to the closing of the business combination. The number of Extension Units to be received by the payees in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the payees by (y) $10.00.

Administrative Services Agreement

HSPO was obligated, commencing from the effective date of the HSPO IPO to pay the Sponsor, a monthly fee of $1,000 for general and administrative services pursuant to a certain administrative services agreement (the “Administrative Services Agreement”). This Administrative Services Agreement was signed by HSPO and the Sponsor on December 21, 2022 and it will terminate upon completion of HSPO’s business combination or the liquidation of the Trust Account to public shareholders.

On October 11, 2023, upon the approval of the HSPO Board and Audit Committee of HSPO, HSPO and the Sponsor agreed to waive full payment of the Administrative Service Fee.

Squirrel Relationships and Related Party Transactions

Shareholder Support Agreement

 In connection with the execution of the Business Combination Agreement, on September 16, 2024, HSPO, PubCo, HoldCo, and “Squirrel Holdings BVI”), entered into the Shareholder Support Agreement, pursuant to which Squirrel Holdings BVI agreed to, among other things, (i) not to transfer any Shareholder Subject Shares until the Merger Closing without the written consent of other parties thereto subject to certain exceptions, (ii) to vote all the Shareholder Subject Shares in favor of Proposals in connection with the Transactions, and (iii) to vote all the Shareholder Subject Shares against the proposals in connection with other alternative business combinations other than the Transactions with HSPO.

Shareholder Lock-up Agreement

See “Shares Eligible for Future Sale — Shareholder Lock-up Agreement.”

Registration Rights Agreement

See “Shares Eligible for Future Sale — Registration Rights.”

Employment Agreements and Indemnification Agreements

See “Management of PubCo following the Transactions — Employment Agreements and Indemnification Agreements.”

Other Related Party Transaction

For other related party transaction, see Note 15 to the financial statements of Squirrel Enlivened International Co., Ltd included in this prospectus.

DESCRIPTION OF PUBCO SECURITIES

The following description of the material terms of the securities of PubCo following the closing of the Transactions includes a summary of specified provisions of the Amended PubCo M&A that will be in effect upon closing of the Transactions. This description is qualified by reference to the Amended PubCo M&A as will be in effect upon consummation of the Transactions, substantially in the form attached to this proxy statement/prospectus as Annex C and incorporated in this proxy statement/prospectus by reference. In this section, the terms “we,” “our” or “us” refer to PubCo following the closing of the Transactions, and all capitalized terms used in this section are as defined in the Amended PubCo M&A, unless elsewhere defined herein.

PubCo is a Cayman Islands exempted company and its affairs are governed by the Amended PubCo M&A, the Cayman Companies Act and the common law of the Cayman Islands.

The authorized share capital of PubCo is US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001.

PubCo currently has only one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another.

As of the date of this proxy statement/prospectus, there are 20,000,000 PubCo Ordinary Shares issued and outstanding.

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Ordinary Shares

General

Holders of PubCo Ordinary Shares will be entitled to one vote for each share held of record on all matters to be voted on by shareholders. Except as disclosed otherwise in this proxy statement/prospectus, none of the holders of PubCo Ordinary Shares have different voting rights from the other holders after the completion of this offering.

Dividends

Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of PubCo’s board of directors and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, PubCo’s overall financial condition, available distributable reserves and any other factors deemed relevant by PubCo’s board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits or share premium, provided that in no circumstances may a dividend be paid if this would result in PubCo being unable to pay its debts as they fall due in the ordinary course of its business.

Even if PubCo’s board of directors decides to pay dividends, the form, frequency and amount will depend upon PubCo’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that PubCo’s board of directors may deem relevant. In addition, PubCo is a holding company and depends on the receipt of dividends and other distributions from its subsidiaries to pay dividends on PubCo Ordinary Shares. When making recommendations on the timing, amount and form of future dividends, if any, PubCo’s board of directors will consider, among other things:

•	PubCo’s results of operations and cash flow;

•	PubCo’s expected financial performance and working capital needs;

•	PubCo’s future prospects;

•	PubCo’s capital expenditures and other investment plans;

•	other investment and growth plans;

•	dividend yields of comparable companies globally;

•	restrictions on payment of dividend that may be imposed on us by financing arrangements; and

•	the general economic and business conditions and other factors deemed relevant by our board of directors and statutory restrictions on the payment of dividends.

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Liquidation

If PubCo shall be wound up, and the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to PubCo for unpaid calls or otherwise.

Transfers of Shares

Subject to the restrictions contained in the Amended PubCo M&A and the rules or regulations of the Designated Stock Exchange (as defined in the Amended PubCo M&A) or any relevant securities laws, any PubCo shareholders may transfer all or any of his or her PubCo Ordinary Shares by an instrument of transfer in writing and in the usual or common form or such other form as the PubCo directors may, in their absolute discretion, approve.

The PubCo directors have absolute discretion to decline to register any transfer of PubCo Ordinary Shares which are not fully paid up, or on which PubCo has a lien. If PubCo directors refuse to register a transfer of any PubCo Ordinary Shares, they shall within three calendar months after the date on which the transfer was lodged with PubCo send to each of the transferor and the transferee notice of the refusal. The PubCo directors may also decline to register any transfer of a PubCo Ordinary Share unless:

•	the instrument of transfer is lodged with PubCo, accompanied by the certificate (if any) for the shares to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the board may from time to time require, is paid to PubCo in respect thereof.

Calls on Shares and Forfeiture of Shares

PubCo’s board of directors may, subject to the terms of allotment, make calls upon shareholders for any amounts unpaid on their PubCo Ordinary Shares. Any PubCo Ordinary Shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.

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Redemption and Repurchase of Shares

Subject to the provisions of the Cayman Companies Act and the articles of association of PubCo, PubCo may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or PubCo. The redemption of such shares will be effected in such manner and upon such other terms as may be determined, before the issue of such shares, by either the board or by the shareholders by an ordinary resolution. PubCo may also purchase its own shares (including any redeemable shares) on such terms and in such manner as have been approved by the board or by the shareholders by an ordinary resolution, or are otherwise authorised by the articles of association of PubCo.

Special Considerations for Exempted Companies

PubCo is an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Company Law

Cayman Islands companies are governed by the Cayman Companies Act. The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of the UK. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Cayman Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

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Mergers and Similar Arrangements

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is affected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

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Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Cayman Islands courts, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements of an operating business.

Shareholders Suits

Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

•	an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

•	an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

•	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty. The Amended PubCo M&A provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of PubCo (but not including the PubCo’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the PubCo’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning PubCo or its affairs in any court whether in the Cayman Islands or elsewhere.

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No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other director or officer or agent of PubCo; or

(b)	for any loss on account of defect of title to any property of PubCo; or

(c)	on account of the insufficiency of any security in or upon which any money of PubCo shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)

for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to PubCo’s directors, officers, secretaries or persons controlling us under the foregoing provisions, PubCo has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

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As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, the directors must ensure compliance with the company's articles. PubCo has the right to seek damages where certain duties owed by any of PubCo's directors are breached.

General Meetings of Shareholders

PubCo may, but shall not (unless required by the Designated Stock Exchange Rules) be obligated to, in each calendar year hold a general meeting as its annual general meeting. At least seven (7) calendar days’ notice shall be given for of any general meeting. The chairman or the directors (acting by a resolution of the board of directors) of PubCo may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting upon the requisition of one or more shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of PubCo. One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting, present in person or by proxy at the meeting, shall be a quorum for all purposes.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Amended PubCo M&A provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of all shareholders who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Amended PubCo M&A permit one or more shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of PubCo to requisition a general meeting.

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Matters Requiring Shareholder Approval

A special resolution, requiring not less than a two-thirds votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of PubCo of which notice specifying the intention to propose the resolution as a special resolution has been duly given (or a unanimous written resolution), is required to:

•	register PubCo by way of continuation in a jurisdiction outside the Cayman Islands, or such other jurisdiction in which it is, for the time being, incorporated, registered or existing;

•	merge or consolidate with one or more constituent companies;

•	reduce PubCo’s share capital and any capital redemption reserve in any manner authorized by the Cayman Companies Act;

•	vary the rights attaching to a class of shares of PubCo;

•	change PubCo’s name or amend the PubCo's memorandum of association; or

•	wind-up PubCo voluntarily.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but the Amended PubCo M&A do not provide for cumulative voting. As a result, PubCo’s shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Appointment and Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Amended PubCo M&A, unless otherwise determined by PubCo in general meeting, the number of directors shall not be less than three (3), the exact number of directors to be determined from time to time by an ordinary resolution. PubCo may by an ordinary resolution appoint any person to be a director. The board of directors of PubCo may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board. A director may be removed from office by an ordinary resolution (except with regard to the removal of a director who is the chairman, who may be removed from office by a special resolution), notwithstanding anything in these Articles or in any agreement between PubCo and such director (but without prejudice to any claim for damages under such agreement). The office of director shall be vacated, if the director: (a) becomes bankrupt or makes any arrangement or composition with his creditors; (b) dies or is found to be or becomes of unsound mind; (c) resigns his office by notice in writing to PubCo; or (d) is removed from office pursuant to any other provision of the articles of association of PubCo.

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Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute under its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either a business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, PubCo cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Amended PubCo M&A, if PubCo shall be wound up the liquidator may, with the sanction of a special resolution of PubCo and any other sanction required by the Cayman Companies Act, divide amongst the shareholders in species or in kind the whole or any part of the assets of PubCo (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under the Amended PubCo M&A, whenever the capital of PubCo is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

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Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote on the matter, unless the certificate of incorporation provides otherwise.

Under the Cayman Companies Act and the Amended PubCo M&A, the memorandum and articles of association of PubCo may only be amended by a special resolution of the shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by the Amended PubCo M&A on the rights of non-resident or foreign shareholders to hold or exercise voting rights on PubCo’s shares. In addition, there are no provisions in the Amended PubCo M&A governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to the Amended PubCo M&A and where applicable the Designated Stock Exchange Rules, all shares for the time being unissued shall be under the control of the directors of PubCo who may, in their absolute discretion and without the approval of the shareholders, cause PubCo to:

(a)

issue, allot and dispose of shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)

grant rights over shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to shares and issue warrants or similar instruments with respect thereto.

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Directors’ Voting Rights

The Amended PubCo M&A provide that, subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration. The Amended PubCo M&A also permit that the directors may from time to time at their discretion exercise all the powers of PubCo to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of PubCo or of any third party.

The above is also subject to the PubCo directors’ ongoing adherence to their fiduciary duties (including to act in the best interests of the company).

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of PubCo’s shares have no general right under Cayman Islands law to inspect or obtain copies of PubCo’s register of members or PubCo’s corporate records (other than the Amended PubCo M&A, its register of mortgages and charges, and any special resolutions passed by its shareholders). Under Cayman Islands law, the names of the current directors of PubCo can be obtained from a search conducted at the Registrar of Companies of the Cayman Islands.

Changes in Capital

Subject to the Cayman Companies Act, PubCo may from time to time by ordinary resolution:

•	increase its share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

•	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

•

sub-divide its shares or any of them into shares of an amount smaller than that fixed by the memorandum of association of PubCo, provided that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

•	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the share so canceled.

PubCo may by special resolution reduce its share capital and any capital redemption reserve in any manner authorized by the Cayman Companies Act.

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Warrants

Upon the consummation of the Transactions, each HSPO Warrant outstanding immediately prior to the consummation of the Transactions shall be assumed by PubCo and converted into a PubCo Warrant. Each PubCo Warrant will continue to have and be subject to substantially the same terms and conditions as were applicable to such HSPO Warrant immediately prior to the consummation of the Transactions (including any repurchase rights and cashless exercise provisions).

Enforceability of Civil Liability under Cayman Islands Law

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Cayman Islands Grand Court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the “Foreign Court”) of a debt or definite sum of money against PubCo (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against PubCo, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Anti-Money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, PubCo is required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, PubCo may also delegate the maintenance of PubCo’s anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

PubCo reserves the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

•	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

•	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

•

the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

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For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, PubCo may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

PubCo also reserves the right to refuse to make any redemption payment to a shareholder if PubCo directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering; or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection—Cayman Islands

PubCo has certain duties under the Data Protection Act (Revised) of the Cayman Islands and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts PubCo’s shareholders on notice that through your investment in PubCo you will provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”). In the following discussion, the “company” refers to us and PubCo’s affiliates and/or delegates, except where the context requires otherwise.

PubCo is committed to processing personal data in accordance with the DPA. In our use of personal data, PubCo will be characterized under the DPA as a “data controller,” whilst certain of PubCo’s service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

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How PubCo May Use a Shareholder’s Personal Data

By virtue of your investment in PubCo, PubCo and certain of PubCo’s service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for PubCo to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which PubCo is subject to, or (c) where the processing is for the purposes of legitimate interests pursued by PubCo or by a service provider to whom the data are disclosed. As a data controller, PubCo will only use your personal data for the purposes for which PubCo collected it. PubCo will contact you if PubCo needs to use your personal data for an unrelated purpose.

Why PubCo May Transfer Your Personal Data

PubCo anticipates that PubCo will share your personal data with PubCo’s service providers for the purposes set out in this privacy notice. PubCo may also share relevant personal data where it is lawful to do so and necessary to comply with PubCo’s contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, PubCo will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by PubCo for longer than necessary with regard to the purposes of the data processing.

PubCo will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, PubCo will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

PubCo will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the company, this will be relevant for those individuals and you should inform such individuals of the content of this privacy notice.

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What Are Your Rights

You have certain rights under the DPA, including (a) the right to be informed as to how PubCo collects and uses your personal data (and this privacy notice fulfils PubCo’s obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which PubCo, whether directly or indirectly, transfers, intends to transfer, or wishes to transfer your personal data, general measures PubCo takes to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with PubCo’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Cayman Islands Economic Substance

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, applies in respect of financial years commencing July 1, 2019, onwards. However, it is anticipated that our Company may remain out of scope of the legislation or else be subject to more limited substance requirements.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

Pursuant to the Business Combination Agreement, the shareholders of HSPO will become the shareholders of PubCo upon the Merger Closing. This section describes the material differences between the rights of HSPO Shareholders before the consummation of the Transactions, and the rights of PubCo shareholders after the Transactions. These differences in shareholder rights result from the differences between the respective governing documents of HSPO and PubCo.

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This section does not include a complete description of all differences among such rights, nor does it include a complete description of such rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist. HSPO Shareholders are urged to carefully read the relevant provisions of the Amended PubCo M&A that will be in effect immediately prior to the consummation of the Transactions to be compared against the HSPO Charter. Unless otherwise specified herein, terms and expressions defined in or construed for the purposes of the HSPO Charter or the Amended PubCo M&A have the same meanings in the summary table below:

HSPO	PubCo
Authorized Share Capital
Share capital of HSPO is $50,000 divided into 490,000,000 Ordinary Shares of a par value of $0.0001 each, and 10,000,000 Preference shares of a par value of $0.0001 each.	The authorized share capital of PubCo is $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each.
Rights of Preference Shares
Subject to the provisions of the HSPO Charter, the rights attaching to all Shares shall rank pari passu in all respects.	Not applicable.
Rights of Ordinary Shares and Preference Shares

Except for otherwise set out in the  HSPO Charter, the rights attaching to all Ordinary Shares and Preference Shares shall rank pari passu in all respects.

HSPO may issue shares conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares in HSPO at such times and on such terms and conditions as the directors may decide. Directors may deal with the unissued shares of HSPO with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise.

Except as otherwise provided by the rights attached to any Shares, all dividends and other distributions shall be paid according to the par value of the Shares that a Member holds.

Not applicable.
Number and Qualification of Directors

Unless otherwise determined by ordinary resolution, the minimum number of directors shall be one and there shall be no maximum.

Directors shall be divided into three classes: Class I, Class II and Class III, and the number of Directors in each class shall be as nearly equal as possible.

Unless a shareholding qualification for Directors is fixed by ordinary resolution, no Director shall be required to own shares as a condition of his appointment.

Unless otherwise determined by ordinary resolution, the minimum number of PubCo’s directors shall be one.

A director shall not be required to hold any shares in PubCo by way of qualification. A director who is not a shareholder of PubCo shall nevertheless be entitled to attend and speak at general meetings.

Appointment/Removal of Directors
HSPO may by ordinary resolution appoint any person to be a director or may by ordinary resolution remove any director.

Subject to applicable laws, PubCo may by an ordinary resolution appoint any person to be a director.

A director of PubCo may be removed from office by an ordinary resolution (except with regard to the removal of a director who is the chairman, who may be removed from office by a special resolution), notwithstanding anything in the Amended PubCo M&A or in any agreement between PubCo and such director (but without prejudice to any claim for damages under such agreement).

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HSPO	PubCo

Vacancies on the Board of Directors

The office of a director shall be vacated if: (a) the Director gives notice in writing to HSPO that they resign the office of director; or (b) the Director is absent (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the directors, and the directors pass a resolution that they have by reason of such absence vacated office; or (c) the Director dies, becomes bankrupt or makes any arrangement or composition with their creditors generally; or (d) the director is found to be or becomes of unsound mind; or (e) all of the other Directors (being not less than two in number) determine that the Director should be removed as a director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the HSPO Charter or by a resolution in writing signed by all of the other Directors.

The Directors may appoint any person to be a director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with HSPO Charter as the maximum number of Directors.

The office of a director shall be vacated if the director: (a) becomes bankrupt or makes any arrangement or composition with his creditors; (b) dies or is found to be or becomes of unsound mind; (c) resigns his office by notice in writing to PubCo; or (d) is removed from office pursuant to any other provision of the Amended PubCo M&A.

The board of PubCo may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board.

Amendment to Governing Documents

HSPO may by special resolution change the provisions of its memorandum of association with respect to its objects, powers or any other matter specified therein, or its articles of association in whole or in part, save that no amendment may be made thereto to amend (i) the provisions in connection with business combination under Article 48 of HSPO’s articles of association unless the holders of the HSPO Public Shares are provided with the opportunity to redeem their HSPO Public Shares upon the approval of any such amendment in the manner.

Subject to the Cayman Companies Act, PubCo may at any time and from time to time by a special resolution alter or amend the Amended PubCo M&A in whole or in part.
Quorum of General Meeting

The shareholders of one-third of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum.

One or more shareholders of PubCo holding shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at such general meeting, present at the meeting shall be a quorum for all purposes.

Shareholder Meetings

All general meetings other than annual general meetings shall be called extraordinary general meetings.

HSPO may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the directors shall appoint. At these meetings the report of the Directors (if any) shall be presented. The Directors, the chief executive officer or the chairperson of the board of directors may call general meetings, and, for the avoidance of doubt, shareholders shall not have the ability to call general meetings. Shareholders seeking to bring business before the annual general meeting or to nominate candidates for appointment as directors at the annual general meeting must deliver notice to the principal executive offices of HSPO not less than 120 calendar days before the date of the HSPO proxy statement released to shareholders in connection with the previous year’s annual general meeting or, if HSPO did not hold an annual general meeting the previous year, or if the date of the current year's annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before the HSPO begins to print and send its related proxy materials.

A resolution put to a vote of the meeting shall be decided on a poll. A poll shall be taken as the chairperson directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded. A poll demanded on the election of a chairperson or on a question of adjournment shall be taken forth with. A poll demanded on any other question shall be taken at such date, time and place as the chairperson of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

In the case of an equality of votes the chairperson shall be entitled to a second or casting vote.

PubCo may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the directors.

The chairman or the directors (acting by a resolution of the board) may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of PubCo.

A shareholders’ requisition is a requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of PubCo.

At any general meeting of PubCo a resolution put to the vote of the meeting shall be decided by a poll. All questions submitted to a meeting shall be decided by an ordinary resolution except where a greater majority is required by the Amended PubCo M&A or by the Cayman Companies Act. In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

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HSPO	PubCo

Notice of Shareholder Meetings

At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by HSPO, provided that a general meeting of HSPO shall, whether or not the notice specified in the HSPO Charter has been given and whether or not the provisions of the HSPO Charter regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed: (a) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at the meeting; and (b) in the case of an extraordinary general meeting, by a majority in number of the shareholders having a right to attend and vote at the meeting, together holding not less than 95% in par value of the shares giving that right.

The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

At least seven (7) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by PubCo, provided that a general meeting of PubCo shall, whether or not the notice specified in the Amended PubCo M&A has been given and whether or not the provisions of the Amended PubCo M&A regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed: (a) in the case of an annual general meeting, by all the shareholders (or their proxies) entitled to attend and vote thereat; and (b) in the case of an extraordinary general meeting, by holders of two-thirds (2/3) of the shareholders having a right to attend and vote at the meeting, present at the meeting or, in the case of a corporation or other non-natural person, represented by its duly authorised representative or proxy.

The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by any shareholder shall not invalidate the proceedings at any meeting.

Indemnification, liability insurance of Directors and Officers

Every Director and officer (which for the avoidance of doubt, shall not include auditors of HSPO), together with every former Director and former officer (each an “Indemnified Person”) shall be indemnified out of the assets of HSPO against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to HSPO for any loss or damage incurred by HSPO as a result (whether director indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under the HSPO Charter unless or until a court of competent jurisdiction shall have made a finding to that effect.

HSPO shall advance to each Indemnified Person reasonable attorneys' fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to HSPO if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to the  HSPO Charter. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to HSPO (without interest) by the Indemnified Person.

The Directors, on behalf of HSPO, may purchase and maintain insurance for the benefit of any Director or officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to HSPO.

Every director (including any alternate director appointed), secretary, assistant secretary, or other officer for the time being and from time to time of PubCo (but not including PubCo’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of PubCo’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning PubCo or its affairs in any court whether in the Cayman Islands or elsewhere.

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HSPO	PubCo

Dividends

Subject to the Companies Act (Revised) of the Cayman Islands and the HSPO Charter and except as otherwise provided by the rights attached to any shares, the Directors may resolve to pay dividends and other distributions on shares in issue and authorise payment of the dividends or other distributions out of the funds of HSPO lawfully available therefor. A dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No dividend or other distribution shall be paid except out of the realised or unrealised profits of HSPO, out of the share premium account or as otherwise permitted by law.

Except as otherwise provided by the rights attached to any shares, all dividends and other distributions shall be paid according to the par value of the shares that a shareholder holds. If any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

The Directors may deduct from any dividend or other distribution payable to any shareholder all sums of money (if any) then payable by the shareholder to HSPO on account of calls or otherwise.

The Directors may resolve that any dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any shareholders upon the basis of the value so fixed in order to adjust the rights of all shareholders and may vest any such specific assets in trustees in such manner as may seem expedient to the directors.

Except as otherwise provided by the rights attached to any shares, dividends and other distributions may be paid in any currency. The directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

The Directors may, before resolving to pay any dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the directors, be applicable for any purpose of HSPO and pending such application may, at the discretion of the directors, be employed in the business of HSPO.

Any dividend, other distribution, interest or other monies payable in cash in respect of shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, other distributions, bonuses, or other monies payable in respect of the share held by them as joint holders.

No dividend or other distribution shall bear interest against HSPO.

Any dividend or other distribution which cannot be paid to a shareholder and/or which remains unclaimed after six months from the date on which such dividend or other distribution becomes payable may, in the discretion of the directors, be paid into a separate account in HSPO's name, provided that HSPO shall not be constituted as a trustee in respect of that account and the dividend or other distribution shall remain as a debt due to the shareholder. Any dividend or other distribution which remains unclaimed after a period of six years from the date on which such dividend or other distribution becomes payable shall be forfeited and shall revert to HSPO.

Subject to any rights and restrictions for the time being attached to any shares, the directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of PubCo lawfully available therefor.

Subject to any rights and restrictions for the time being attached to any shares, PubCo by an ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by the directors.

The directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the directors, either be employed in the business of PubCo or be invested in such investments (other than shares of PubCo) as the directors may from time to time think fit.

The directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the directors may fix the value of such specific assets, may determine that cash payment shall be made to some shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the directors think fit.

Subject to any rights and restrictions for the time being attached to any shares, all dividends shall be declared and paid according to the amounts paid up on the shares, but if and for so long as nothing is paid up on any of the shares dividends may be declared and paid according to the par value of the shares.

No dividend or distribution shall bear interest against PubCo.

Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the board of directors and, if so forfeited, shall revert to PubCo.

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HSPO	PubCo

Winding up

If HSPO shall be wound up, the liquidator shall apply the assets of HSPO in satisfaction of creditors' claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any shares, in a winding up: (a) if the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of HSPO's issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them; or (b) if the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of HSPO's issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to HSPO for unpaid calls or otherwise.

If HSPO shall be wound up the liquidator may, subject to the rights attaching to any shares and with the approval of a special resolution of HSPO and any other approval required by the Companies Act (As Amended) of the Cayman Islands, divide amongst the shareholders in kind the whole or any part of the assets of HSPO (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like approval, shall think fit, but so that no shareholder shall be compelled to accept any asset upon which there is a liability.

If PubCo shall be wound up the liquidator may, with the sanction of a special resolution of PubCo and any other sanction required by the Cayman Companies Act, divide amongst the shareholders in species or in kind the whole or any part of the assets of PubCo (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and, subject to the Amended PubCo M&A, determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction, shall think fit, but so that no shareholder shall be compelled to accept any asset upon which there is a liability.

If PubCo shall be wound up, and the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to PubCo for unpaid calls or otherwise.

Exclusive Jurisdiction and Forum

Unless HSPO consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the HSPO Charter, the articles of association of HSPO or otherwise related in any way to each shareholder’s shareholding in HSPO, including but not limited to: (a) any derivative action or proceeding brought on behalf of HSPO; (b) any action asserting a claim of breach of any fiduciary or other duty owed by any current or former director, officer or other employee of HSPO to HSPO or the shareholder; (c) any action asserting a claim arising pursuant to any provision of the Companies Act (As Revised) of the Cayman Islands, or the HSPO Charter; or (d) any action asserting a claim against HSPO governed by the “Internal Affairs Doctrine” (as such concept is recognised under the laws of the United States of America).

Each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes.

Without prejudice to any other rights or remedies that HSPO may have, each shareholder acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly HSPO shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

This shall not apply to any action or suits brought to enforce any liability or duty created by the U.S. Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

For the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands to hear, settle and/or determine disputes related to PubCo, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of PubCo, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of PubCo to the Company or the shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Cayman Companies Act or the Amended PubCo M&A including but not limited to any purchase or acquisition of shares, security or guarantee provided in consideration thereof, or (iv) any action asserting a claim against PubCo which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognised under the laws of the United States from time to time).

Unless PubCo consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than PubCo. Any person or entity purchasing or otherwise acquiring any Share or other securities in PubCo, or purchasing or otherwise acquiring the shares issued pursuant to deposit agreements, cannot waive compliance with the federal securities laws of the United States and the rules and regulations thereunder with respect to claims arising under the Securities Act and shall be deemed to have notice of and consented to the provisions of the Amended PubCo M&A.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon the consummation of the Transactions, PubCo will have, based on the assumptions set out elsewhere in this proxy statement/prospectus, up to 28,560,965 PubCo Ordinary Shares issued and outstanding assuming no redemption by HSPO Public Shareholders. All of the PubCo Ordinary Shares (i) issued to the HSPO Shareholders in connection with the Merger other than those issued to HSPO Initial Shareholders and (ii) issued to the Squirrel HoldCo Shareholders in connection with the Reorganization other than those issued to Squirrel’s affiliates will be freely transferable by persons without restriction or further registration under the Securities Act. Sales of substantial amounts of the PubCo Ordinary Shares in the public market could adversely affect prevailing market prices of the PubCo Ordinary Shares. Prior to the Transactions, there has been no public market for PubCo Ordinary Shares. PubCo has applied for listing of the PubCo Ordinary Shares on the Nasdaq, but there can be no assurance that a regular trading market will develop in the PubCo Ordinary Shares.

Shareholder Lock-up Agreement

Prior to the Merger Effective Time, PubCo, the Sponsor and Squirrel Holdings BVI will enter into the Shareholder Lock-Up Agreement, pursuant to which each of the Sponsor and Squirrel Holdings BVI will agree not to, among other things, transfer any Lock-up Shares during the Lock-up Period.

The “Lock-up Shares” means, with respect to Squirrel Holdings BVI, PubCo Ordinary Share Squirrel Holdings BVI holds immediately after the Merger Closing, and with respect to the Sponsor, PubCo Ordinary Share issuable to the Sponsor and/or its assignees in exchange of the Founder Shares the Sponsor holds upon the Merger Closing.

The “Lock-up Period” means with respect to 50% of the Lock-up Shares, the period commencing on the Merger Closing Date and ending on the date that is the earlier to occur of (A) six months after the Merger Closing Date, or (B) the date on which the closing price of each PubCo Ordinary Share equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Merger Closing Date, and with respect to the remaining 50% of the Lock-up Shares the period commencing on the Merger Closing Date and ending on the date that is six months after the Merger Closing Date.

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Registration Rights

Prior to the Merger Effective Time, PubCo, the Sponsor, Squirrel Holdings BVI and certain other parties thereto will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which PubCo will grant certain registration rights with respect to PubCo securities held by such holders following the Merger Closing.

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted PubCo Ordinary Shares or PubCo Warrants for at least six months would be entitled to sell their securities; provided that (i) such person is not deemed to have been one of PubCo’s affiliates at the time of, or at any time during the three months preceding, a sale and (ii) PubCo is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.

Persons who have beneficially owned restricted PubCo Ordinary Shares or PubCo Warrants for at least six months but who are PubCo’s affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	one percent (1%) of the total number of PubCo Ordinary Shares then issued and outstanding; or

•	the average weekly reported trading volume of the PubCo Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by PubCo’s affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about PubCo.

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Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials); and

•

at least one year has elapsed from the time that the issuer filed Form 20-F type information with the SEC, which is expected to be filed promptly after consummation of the Transactions, reflecting its status as an entity that is not a shell company.

PRICE RANGE OF SECURITIES AND DIVIDEND INFORMATION

HSPO Units, HSPO Ordinary Shares, HSPO Warrants, and HSPO Rights are separately listed in the Nasdaq Global Market under the symbols “HSPOU,” “HSPO,” “HSPOW,” and “HSPOR,” respectively.

The closing price of the HSPO Units, HSPO Ordinary Shares, HSPO Warrants and HSPO Rights on [•], 2024, the last trading day before announcement of the execution of the Business Combination Agreement, was $[•], $[•], $[•] and $[•], respectively. As of [•], 2024, the Record Date for the Extraordinary General Meeting, the most recent closing price for each HSPO Unit, HSPO Ordinary Share, HSPO Warrant and HSPO Right was $[•], $[•], $[•] and $[•], respectively.

Holders of the HSPO Units, HSPO Ordinary Shares, HSPO Warrants, and HSPO Rights should obtain current market quotations for their securities. The market price of HSPO’s securities could vary at any time before the Transactions.

Historical market price information regarding Squirrel is not provided because there is no public market for their securities.

283

Historical market price information regarding PubCo is not provided because there is no public market for its securities. PubCo will apply to list the PubCo Ordinary Shares on the Nasdaq under the symbols “SQEI.” It is a condition to consummation of the Transactions in the Business Combination Agreement that the PubCo Ordinary Shares to be issued in connection with the Transactions shall have been approved for listing on the Nasdaq, subject only to official notice of issuance thereof. PubCo, Squirrel and HSPO have certain obligations in the Business Combination Agreement to use reasonable best efforts in connection with the Transactions, including with respect to satisfying this Nasdaq listing condition. The Nasdaq listing condition in the Business Combination Agreement may be waived by the parties to the Business Combination Agreement.

Holders

As of the Record date, there were [•] holders of record of HSPO Units, [•] holders of record of HSPO Ordinary Shares, [•] holder of record of HSPO Warrants, and [•] holder of record of HSPO Rights. As of the Record Date, Squirrel had [•] holders of record. As of the Record Date, PubCo had [•] holders of record. See “Beneficial Ownership of PubCo Securities Following The Transactions.”

Dividend Policy

HSPO has not previously declared or paid any cash dividends on HSPO Ordinary Shares to date and does not intend to declare or pay any dividends prior to the completion of the Transactions. In addition, Squirrel has not paid any dividends to its shareholders. The payment of any cash dividends after consummation of the Transactions shall be dependent upon the revenue, earnings and financial condition of PubCo from time to time. The payment of any dividends subsequent to the Transactions shall be within the discretion of the board of directors of PubCo, subject to certain restrictions under Cayman Islands law.

ANNUAL MEETING SHAREHOLDER PROPOSALS

If the Transactions are consummated, you shall be entitled to attend and participate in PubCo’s annual meetings of shareholders. If PubCo holds a 2025 annual meeting of shareholders, it shall provide notice of or otherwise publicly disclose the date on which the 2025 annual meeting shall be held. As a foreign private issuer, PubCo will not be subject to the SEC’s proxy rules.

OTHER SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with HSPO’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of HSPO, at 1412 Broadway, 21st Floor, New York, NY, 10018, United States. Following the Transactions, such communications should be sent in care of PubCo, at Room A, Floor 34, Baishida Mansion, No. 2 Taining Road, Luohu District, Shenzhen, Guangdong Province, China. Each communication shall be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

284

ENFORCEABILITY OF CIVIL LIABILITIES

PubCo is incorporated under the laws of the Cayman Islands as an exempted company with limited liability. PubCo is incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	tax neutrality;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to those of the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

A majority of PubCo’s directors are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

PubCo has appointed [•], located at [•] as its agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Cayman Islands Grand Court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the “Foreign Court”) of a debt or definite sum of money against PubCo (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against PubCo, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

285

PRC

Commerce & Finance Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC for disputes relating to contracts or other property interests, the PRC court may accept a course of action based on the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if (1) the contract is signed and/or performed within China, (2) the subject of the action is located within China, (3) we (as defendant) have sizable properties within China, (4) we have a representative organization within China, or (5) other circumstances prescribed under the PRC law. The action may be initiated by a shareholder through filing a complaint with the PRC court. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

Hong Kong

With respect to enforcing liabilities and judgments previously obtained in U.S. courts in Hong Kong, such liabilities and judgments may be recognized by a Hong Kong court if the Hong Kong court decides to exercise judicial discretion to enforce such liability or judgment, and such liability or judgment (i) is for a fixed sum of money, (ii) is final and conclusive, and (iii) was rendered from a foreign court with jurisdiction to adjudicate the subject matter. Even if you are able to effect service of process on PubCo, its directors or officers, and a Hong Kong court decides to enforce a liability or judgment against PubCo or such persons, the associated cost and time constraints may make obtaining such enforcement unreasonable or impossible.

LEGAL MATTERS

Squirrel is being represented by Sidley Austin with respect to certain legal matters as to United States federal securities and New York State law, and Commerce & Finance Law Offices with respect to certain legal matters as to PRC laws. HSPO is being represented by Robinson & Cole LLP with respect to certain legal matters as to United States federal securities and New York State law and is being represented by Messina Madrid Law PA with respect to certain United States tax law matters. Harney Westwood & Riegels is representing PubCo with respect to certain Cayman Islands law matter.

EXPERTS

The financial statements for HSPO as of December 31, 2023 and 2022 and for the year ended December 31, 203 and for the period from June 14, 2022 (inception) to December 31, 2022, appearing in this proxy statement/prospectus have been audited by UHY LLP, an independent registered public accounting firm, as set forth in their report thereon, which contains an explanatory paragraph relating to substantial doubt about the ability of HSPO to continue as a going concern as described in Note 1 to the financial statements, appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The consolidated financial statements and the related notes of Squirrel Enlivened International Co., Ltd as of and for the years ended September 30, 2022 and 2023 included in this proxy statement/prospectus have been so included in reliance on the report of HTL International, LLC, an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

286

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, HSPO and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of HSPO’s annual report to shareholders and HSPO’s proxy statement. Upon written or oral request, HSPO shall deliver a separate copy of the annual report to shareholder and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that HSPO deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that HSPO deliver single copies of such documents in the future. Shareholders may notify HSPO of their requests by writing to HSPO at its principal executive offices at 1412 Broadway, 21st Floor, New York, NY, 10018, United States. Following the Transactions, such requests should be made by writing to PubCo at its principal executive office at Room A, Floor 34, Baishida Mansion, No. 2 Taining Road, Luohu District, Shenzhen, Guangdong Province, China..

WHERE YOU CAN FIND MORE INFORMATION

As a foreign private issuer, after the consummation of the Transactions, PubCo shall be required to file its annual report on Form 20-F with the SEC no later than four months following its fiscal year end. HSPO files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on HSPO at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to HSPO has been supplied by HSPO, and all such information relating to Squirrel has been supplied by Squirrel. Information provided by one entity does not constitute any representation, estimate or projection of the other entity.

Squirrel does not file any annual, quarterly or current reports, proxy statements or other information with the SEC.

If you would like additional copies of this document or if you have questions about the Transactions, you should contact via phone or in writing HSPO’s proxy solicitation agent at the following address, telephone number and email:

[•]

If you are a HSPO Shareholder and would like to request documents, please do so by [    ] to receive them before the Extraordinary General Meeting of HSPO Shareholders. If you request any documents from us, we shall mail them to you by first class mail, or another equally prompt means.

None of HSPO, PubCo or Squirrel has authorized anyone to give any information or make any representation about the Transactions or their companies that is different from, or in addition to, that which is contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

287

INDEX OF FINANCIAL STATEMENTS

Squirrel Enlivened International Co., Ltd

Unaudited Financial Statements

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2023 and March 31, 2024	F-2
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income for the Six Months Ended March 31, 2023 and 2024	F-3
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Six Months Ended March 31, 2023 and 2024	F-4
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended March 31, 2023 and 2024	F-5
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-6

Audited Financial Statements

Horizon Space Acquisition I Corp.

288

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of U.S. dollars (“USD”), except for share and per share data)

	As of September 30 2023	As of March 31, 2024
	USD	USD
ASSETS
Current assets
Cash and cash equivalents	505	1,120
Restricted cash	311	4
Accounts receivable (net of allowance of USD 1 and USD 7 as of September 30, 2023 and March 31, 2024, respectively)	255	651
Advances to suppliers	136	1,137
Amounts due from related parties	1,688	892
Fulfillment cost	-	334
Deferred offering costs	31	244
Other current assets	172	1,135
Total current assets	3,098	5,517
Property and equipment, net	73	56
Operating lease right-of-use assets, net	200	95
Deferred tax assets	50	26
Other non-current assets	-	38
Total assets	3,421	5,732

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loans	1,467	1,345
Accounts payable	6	316
Contract liabilities	592	1,148
Income tax payable	305	495
Amounts due to related parties	115	506
Operating lease liabilities	212	98
Other payables	566	470
Total current liabilities	3,263	4,378
Deferred tax liabilities	46	22
Long-term debts	-	656
Total liabilities	3,309	5,056

Commitments and Contingencies

SHAREHOLDERS’ EQUITY

Ordinary shares (USD0.0001 par value; 500,000,000 shares authorized as of September 30, 2023 and March 31, 2024; 20,000,000 shares issued and outstanding as of September 30, 2023 and March 31, 2024 *)	2	2
Subscription receivables	(2)	(2)
Additional paid-in capital	199	210
Accumulated (deficit) earnings	(104)	430
Accumulated other comprehensive income	20	20
Total Squirrel shareholders’ equity	115	660
Non-controlling interest	(3)	16
Total Shareholders’ equity	112	676
Total liabilities and shareholders’ equity	3,421	5,732

____________

*

On May 13, 2024, the Company issued 20,000,000 ordinary shares. All references to numbers of ordinary shares and per-share data in the accompanying unaudited interim condensed consolidated financial statements were adjusted to reflect such issuance of shares on a retrospective basis.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE (LOSS) INCOME

(Amount in thousands of USD, except for share and per share data)

	Six months ended March 31,
	2023	2024
	USD	USD
Revenues	1,153	2,891
Cost of revenues	(941)	(1,511)
Gross profit	212	1,380

Operating expenses
Selling and marketing expenses	(49)	(68)
General and administrative expenses	(398)	(599)
Total operating expenses	(447)	(667)

Other service income	-	60
(Loss) income from operations	(235)	773

Other (expenses) income
Interest expenses	(24)	(71)
Other (expenses) income, net	(60)	36
Total other expenses, net	(84)	(35)
(Loss) income before income tax benefit (expenses)	(319)	738

Income tax benefit (expenses)	54	(187)
Net (loss) income	(265)	551
Less: net (loss) income attributable to non-controlling interests	(8)	17
Net (loss) income attributable to Squirrel’s shareholders	(257)	534

(Loss) earnings per share attributable to ordinary shareholders of the Company
Basic and diluted	(0.01)	0.03
Weighted average number of ordinary shares used in computation*
Basic and diluted	20,000,000	20,000,000
Net (loss) income	(265)	551
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(30)	-
Total comprehensive (loss) income	(295)	551
Less: comprehensive (loss) income attributable to noncontrolling interests	(9)	17
Comprehensive (loss) income attributable to ordinary shareholders of the Company	(286)	534

*

On May 13, 2024, the Company issued 20,000,000 ordinary shares. All references to numbers of ordinary shares and per-share data in the accompanying consolidated financial statements were adjusted to reflect such issuance of shares on a retrospective basis.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(Amount in thousands of USD, except for share data)

	Ordinary shares*			Additional	Accumulated	Accumulated other	Total Squirrel shareholders'	Non-	Total Shareholders’
	Number of Shares	Amount	Subscription Receivable	paid-in capital	(deficit) earnings	comprehensive income	(Deficit) Equity	Controlling Interest	(Deficit) Equity
		USD	USD	USD	USD	USD	USD	USD	USD
Balance at September 30, 2022	20,000,000	2	(2)	199	(910)	29	(682)	(27)	(709)
Net loss	-	-	-	-	(257)	-	(257)	(8)	(265)
Foreign currency translation	-	-	-	-	-	(29)	(29)	(1)	(30)
Balance at March 31, 2023 (unaudited)	20,000,000	2	(2)	199	(1,167)	-	(968)	(36)	(1,004)

Balance at September 30, 2023	20,000,000	2	(2)	199	(104)	20	115	(3)	112
Capital contribution	-	-	-	11	-	-	11	2	13
Net income	-	-	-	-	534	-	534	17	551
Balance at March 31, 2024 (unaudited)	20,000,000	2	(2)	210	430	20	660	16	676

*

On May 13, 2024, the Company issued 20,000,000 ordinary shares. All references to numbers of ordinary shares and per-share data in the accompanying consolidated financial statements were adjusted to reflect such issuance of shares on a retrospective basis.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of USD)

	Six months ended March 31,
	2023	2024
	USD	USD
Cash flows from operating activities
Net (loss) income	(265)	551
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
(Reversal) provision of current expected credit loss	(1)	6
Gain from acquisition of an affiliate	-	(20)
Depreciation	21	19
Lease expense of operating lease right-of-use assets, net	108	108
Deferred income tax	(54)	(1)

Changes in operating assets and liabilities:
Accounts receivable	39	(400)
Advances to suppliers	97	(1,002)
Fulfillment cost	(327)	(335)
Amounts due from related parties	(1,236)	815
Other current assets	(26)	(274)
Operating lease right-of-use assets	(109)	(116)
Accounts payable	1,305	310
Contract liabilities	640	553
Income tax payable	-	187
Amounts due to related parties	(61)	(69)
Other payables	82	(104)
Net cash generated from operating activities	213	228

Cash flows from investing activities
Purchases of property and equipment	(7)	(39)
Loans to third parties	-	(278)
Acquisition, net of cash acquired	-	3
Net cash used in investing activities	(7)	(314)

Cash flows from financing activities
Capital contribution	-	13
Proceeds from bank loans	1,075	2,522
Repayments on bank loans	(976)	(2,008)
Loan from a related party	-	72
Repayment to a related party	(115)	(23)
Payments of offering costs	-	(213)
Net cash (used in) generated from financing activities	(16)	363

Effect of exchange rate changes on cash, cash equivalents and restricted cash	16	31

Net (decrease) increase in cash, cash equivalents and restricted cash	206	308
Cash, cash equivalents and restricted cash at beginning of the period	362	816
Cash, cash equivalents and restricted cash at end of the period	568	1,124

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	568	1,120
Restricted cash	-	4
Total cash, cash equivalents and restricted cash	568	1,124

Supplemental disclosure
Interest paid	(18)	(63)
Income tax paid	-	(1)
Supplemental disclosure of non-cash investing and financing activities:
Right-of-Use assets acquired under operating leases	90	-
Acquisition of equity interest in Shenzhen Manfen transferred from long-term investment	-	10

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION, ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization

Squirrel Enlivened International Co., Ltd conducts its business through its subsidiaries and is principally engaged in brand marketing and strategic consulting for e-commerce in Mainland China. Squirrel Enlivened International Co., Ltd was incorporated in the Cayman Islands on May 13, 2024. Squirrel Enlivened International Co., Ltd is referred to herein as the “Company” alone and as the “Group” together with its consolidated subsidiaries, unless specific reference is made to an entity.  The Company’s principal subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Place of Incorporation	Percentage of Direct/Indirect Economic Interest	Principal Activities
Squirrel Enlivened (Hong Kong) Technology Limited	June 3, 2024	Hong Kong, China	100%	Equity holding
Squirrel Enlivened (Shenzhen) Technology Co., Ltd.	July 22, 2024	Shenzhen, China	100%	Equity holding
Squirrel Enlivened (Beijing) Technology Co., Ltd.	August 12, 2024	Beijing, China	100%	Equity holding
Shenzhen Squirrel Enlivened Media Group Co., Ltd. (“Shenzhen Squirrel”)	October 18, 2016	Shenzhen, China	97%	brand marketing and strategic consulting for e-commerce
Hangzhou Manfendinglv Marketing Co., Ltd. (“Hangzhou Manfen”)	October 13, 2022	Hangzhou, China	100%	brand marketing and strategic consulting for e-commerce
Shenzhen Squirrel Data Media Co., Ltd. (“Squirrel Data”)	May 14, 2019	Shenzhen, China	60%	brand marketing and strategic consulting for e-commerce
Shenzhen Manfendinglv Marketing Co., Ltd. (“Shenzhen Manfen”)	October 23, 2023	Shenzhen, China	100%	brand marketing and strategic consulting for e-commerce

Reorganization

In preparation for the listing, the Company conducted a reorganization (the “Reorganization”), which involved the following steps:

(i) the incorporation of Squirrel Enlivened International Co., Ltd in the Cayman Islands as a holding company on May 13, 2024, as a wholly-owned subsidiary of Squirrel Enlivened Technology Co., Ltd, which is controlled by Mr. Angxiong Zhao;

(ii) the acquisition of 100% equity interest in Squirrel Enlivened (Hong Kong) Technology Limited from Squirrel Enlivened Technology Co., Ltd, a company controlled by Mr. Angxiong Zhao, by Squirrel Enlivened International Co., Ltd on June 3, 2024, resulting in Squirrel Enlivened (Hong Kong) Technology Limited becoming a wholly-owned subsidiary of Squirrel Enlivened International Co., Ltd in Hong Kong;

(iii) the incorporation of Squirrel Enlivened (Shenzhen) Technology Co., Ltd. on July 22, 2024, as a wholly-owned subsidiary of Squirrel Enlivened (Hong Kong) Technology Limited in the People’s Republic of China (the “PRC”);

(iv) the acquisition of 100% equity interest in Squirrel Enlivened (Beijing) Technology Co., Ltd., a company previously controlled by Mr. Angxiong Zhao, on August 12, 2024, by Squirrel Enlivened (Shenzhen) Technology Co., Ltd., resulting in Squirrel Enlivened (Beijing) Technology Co., Ltd. becoming a wholly-owned subsidiary of Squirrel Enlivened (Shenzhen) Technology Co., Ltd. in PRC;

(v) in August 2024, Shenzhen Squirrel Enlivened Media Group Co., Ltd.’s former shareholders and directors approved the resolution that the registered capital amount of Shenzhen Squirrel increased to RMB 37.0 million, and Squirrel Enlivened (Beijing) Technology Co., Ltd. become the new shareholder of Shenzhen Squirrel, which will own RMB 35.9 million and 97% out of the total registered capital amount. After the restructuring of Shenzhen Squirrel Enlivened Media Group Co., Ltd.’s shareholder, Squirrel Enlivened (Beijing) Technology Co., Ltd. became the controlling shareholder of Shenzhen Squirrel.

Upon the completion of the above Reorganization, the Company became the ultimate holding company of the Group. These entities are effectively controlled by Mr. Angxiong Zhao immediately before and after the Reorganization. Accordingly, the Reorganization has been treated as a corporate restructuring of entities under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited interim condensed consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding financial reporting that are consistent with those used in the preparation of the Group’s audited consolidated financial statements for the years ended September 30, 2022 and 2023. Accordingly, these unaudited interim consolidated financial statements do not include all the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended March 31, 2024 are not necessarily indicative of results to be expected for any other interim periods or for the year ended September 30, 2024. The consolidated balance sheet as of September 30, 2023 was derived from the audited consolidated financial statements at that date but does not include all the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements for the years ended September 30, 2022 and 2023.

F-6

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principle of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. In August 2024, Squirrel Enlivened International Co., Ltd acquired 97% share interest of Shenzhen Squirrel Enlivened Media Group Co., Ltd. (“Shenzhen Squirrel”), through its wholly owned subsidiaries Squirrel Enlivened (Hong Kong) Technology Limited (“Squirrel HK”) and Squirrel Enlivened (Shenzhen) Technology Co., Ltd . (“Squirrel SZ”) (“the reorganization”). Shenzhen Squirrel was in common control with Squirrel SZ, Squirrel HK and Squirrel Enlivened International Co., Ltd immediately before and after the Reorganization. According to ASC 805-50, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. The historical cost of Shenzhen Squirrel is carried forward. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of Estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported revenues, costs and expenses during the reported period in the unaudited interim condensed consolidated financial statements and accompanying notes. These accounting estimates reflected in the Group’s unaudited interim condensed consolidated financial statements mainly include, but are not limited to, current expected credit losses, useful lives of property and equipment, valuation allowance for deferred tax assets and discount rate used to measure lease liabilities. Actual results could differ from those estimates.

Foreign Currency Translation and Transactions

The functional currency is Renminbi (“RMB”) for entities based in Mainland China, United States Dollar (“USD” or “USD”) for entities in Hong Kong and Cayman Islands. The determination of the respective functional currency is based on the criteria of Accounting Standard Codification (“ASC”) 830, Foreign Currency Matters. Assets and liabilities of the entities denominated in currencies other than the reporting currency United States Dollar (“USD”) are translated into USD at the rates of exchange prevailing at the balance sheet date. Equity accounts are translated at historical exchange rates when transactions occurred. Revenues, expenses, gains and losses are translated using the average exchange rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the unaudited interim condensed consolidated statements of operations and comprehensive income (loss). For the periods presented, other comprehensive income (loss) included foreign currency translation adjustments only.

The following table presents the exchange rates used to translate the financial reports in currencies other than USD:

	Year ended September 30,	Six months ended March 31,
	2023	2023	2024
Period end RMB:USD exchange rate	7.2960	6.8676	7.2203
Period average RMB:USD exchange rate	7.0533	6.9761	7.2046

No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 31,2024, or at any other rate.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with exchange gains and losses included in the results of operations as incurred.

Current Expected Credit Losses

The Group adopted ASC Topic 326, “Financial Instruments — Credit Losses”, for credit loss assessment using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 has no impact on the Group’s accumulated deficits as of September 30, 2021. The Group’s in-scope asset is primarily accounts receivable, amounts due from related parties and other receivables. To estimate expected credit loss, the Group has identified the relevant risk factors which include clients’ credits and term. Accounts with similar risk factors have been grouped into pools. For each pool, the Group considers the collection experience, current economic conditions and reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. In consideration of short aging and the Group’s expectation for the industry, reversal of USD 1 thousand and provision of USD 6 thousand are recognized as expected credit loss expenses in general and administrative expenses for the six months ended March 31, 2023 and 2024, respectively.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents represent cash on hand, on-demand deposits at banks, term deposits and highly liquid investments placed with banks which are readily convertible to known amounts of cash, unrestricted as to withdrawal or use and have original maturities of three months or less when purchased.

Cash that is restricted as to withdrawal is reported separately on the consolidated balance sheets. The Group’s restricted cash mainly represents cash from bank loans that can only be used for operation purpose.

F-7

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts Receivable

Accounts receivable is recognized and carried at the cost amount less an allowance for credit losses. Accounts receivable is recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Accounts receivable balances are written off after all collection efforts have been exhausted. An estimate for the allowance for credit losses is discussed above in “Current Expected Credit Losses”.

Advances to Suppliers

Advance to suppliers is prepayment to supplier in the procurement of goods or services. Advance payment is demanded on specific circumstances, including the industry practice, negotiations with suppliers, and the delivery time of products or services received from suppliers after the advance payment. Advance to suppliers is recognized as fulfillment costs or expenses when the products or services are provided and accepted by the Group. The Group reviews its advance to suppliers on a periodic basis and determines the adequacy of allowance when amounts outstanding are not likely to be utilized against receive of products or services.

Property and Equipment, net

Property and equipment, is stated at historical cost less accumulated depreciation and impairment, if any, and is depreciated using straight-line method over the following useful lives. The residual rate is determined based on the economic value of the asset at the end of the estimated useful lives as a percentage of the original cost. Certain events or changes in circumstances may indicate that the recoverability of the carrying amount of property and equipment should be assessed, including, among others, a significant decrease in market value, a significant change in the business climate in a particular market, or a current period operating or cash flow loss combined with historical losses or projected future losses. When such events or changes in circumstances are present and a recoverability test is performed, we estimate the future cash flows expected to result from the use of the asset or asset group and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, we will recognize an impairment charges the amount by which the carrying amount of the asset or asset group exceeds the fair value. The Company did not record any impairment charge during the six months ended March 31, 2023 and 2024.

Category	Estimated useful lives
Furniture and fixture	3 years
Vehicle	4 years
Electronic equipment	3 years

Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Gain or loss on disposal of property and equipment, if any, is recognized in the unaudited interim condensed consolidated statements of operations as the difference between the net sales proceeds and the carrying amount of the underlying asset.

F-8

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Group determines if an arrangement is a lease at inception in accordance with ASC topic 842, Leases(“ASC 842”). The Group has not entered into any finance lease for the period presented, and primarily enters into operating leases, as the lessee, for office space. Right-of-use (“ROU”) assets and lease liabilities are recognized based at the present value of the future minimum lease payments over the lease term at the commencement date. The Group determines the present value of the lease payments using an incremental borrowing rate based on information available at the inception date. An operating lease ROU asset is initially measured at the value of the lease liability minus any lease incentives. Leases may include options to extend or terminate the lease which are included in the ROU assets and lease liabilities when they are reasonably certain of exercise.

Operating lease expense associated with minimum lease payments is recognized on a straight-line basis over the lease term. When additional payments are based on usage or vary based on other factors, they are expensed when incurred as variable lease expense. Minimum lease payments for leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet. The Group recognizes lease expense for these leases on a straight-line basis over the lease term.

Non-controlling Interest

Non-controlling interest represents the portion of the equity (net assets) in a subsidiary not attributable to the Company, directly or indirectly. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet, net (loss) income and other comprehensive income (loss) attributed to controlling and non-controlling interests.

Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid for transferring a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is as follows.

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which the inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair value is therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

F-9

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

The carrying amount of cash and cash equivalents and restricted cash, accounts receivable, amounts due from related parties, other current assets, accounts payable, other payables and amounts due to related parties approximates fair value because of their short-term nature. Short-term loans and Long-term loans are carried at amortized cost, which approximates their respective fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only when they were determined to be impaired.

Revenue Recognition

Revenue is recognized following ASC 606 “Revenue from contracts with customers”. A contract is identified when a customer places an order, which indicates the performance obligation as the promised service or good, and the consideration as a fixed amount. A performance obligation is satisfied when the customer obtains control of the service or good at a point in time or over time. When the Group satisfies its performance obligations, revenue is recognized at the amount expected to be received in exchange for such service.

As the original contract term is one year or less, the Group applies ASC 606-10-50-14 not to disclose the information about the remaining performance obligations required by ASC 606-10-50-13.

Brand Marketing and Strategic Consulting Services

The Group is mainly engaged in brand marketing service and strategic consulting for e-commerce in Mainland China. A contract is identified when an e-commerce client reaches an agreement with the Group for brand marketing and strategic consulting, which includes distinct performance obligations as the promised services, such as formulating and optimizing brands’ growth strategies, brand image enhancement, homepage design, video and content of a super popular product and IP image.

The contract usually specifies the standalone price the client is charged in exchange to obtain the control of each service. The total consideration is defined as a fixed amount for all the services. Sometimes a discount is provided for the bundle of services based on the total consideration, and is allocated proportionately to all the performance obligations in the contract based on their standalone prices. The consideration for each performance obligation is the standalone price less the discount allocated to it.

A performance obligation is satisfied when the Group delivers the service and client signs the acceptance note at a point in time, verifying that the client obtains the control of the service. When the Group satisfies a performance obligation, revenue is recognized at its consideration.

The Group provides an assurance-type warranty to ensure a smooth implementation of the Brand Marketing Strategies delivered by the Group, for which no contingent liability was accrued taking into account of little incremental cost incurred for the warranty in history and ASC 450-20-25-2 was not met

On-line Store Management Services

The Group operates online stores owned by clients. The Group is obligated for daily operations, and entitled to monthly service fee. Revenue is recognized over the service period, usually settled at each month end when the client confirms the settlement notice.

The Group records a contract liability when the Group has received the consideration but not delivered the service yet.

F-10

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cost of Revenues

Cost of revenues primarily presents the costs incurred with brand marketing and strategic consulting service, mainly including graphic image design, video processing and filming, travel expenses and compensations to employees and some outsourced contractors engaged in brand marketing and strategic consulting services. Before each obligation is satisfied, the cost incurred directly related with fulfilling the obligation is recognized as fulfillment cost in assets. When each standalone obligation is satisfied, it is recognized as cost of revenues.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of payroll, business development and travel expenses for marketing. They are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist of payroll expenses for employees involved in general corporate functions, including finance, legal and human resources, leasing expenses, costs associated with use of facilities and equipment, depreciation, professional fees and other general corporate related expenses.

Other Operating Income

The Group starts training service in brand marketing and strategic consulting and referral service for ads placement in late 2023 to bring in potential clients and make existent clients more attached.

Revenue generated from training is recognized at the point of time when the training is provided.

Revenue generated from referral service for ads posting is recognized at the point of time when client successfully posts ads, at a fixed rate of the client’s payment to the ads platform.

Taxation

1) Value added tax (“VAT”)

Entities in Mainland China are subject to VAT and related surcharges on revenue generated from sales of products and revenues earned from services rendered. The Group records revenue net of VAT. This is VAT output and may be offset by qualified input VAT paid by the Group to suppliers. The net balance between output VAT and input VAT is recorded in the line item of other payables on the consolidated balance sheets.

The VAT rate is 6% for service income for the six months ended March 31, 2023 and 2024. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers, against their output VAT liabilities.

F-11

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

2) Income tax

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The tax basis of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all of the deferred tax assets will not be realized.

3) Uncertain tax positions

The Group did not recognize any interest or penalties associated with uncertain tax positions for the six months ended March 31, 2023 and 2024. As of September 30, 2023 and March 31, 2024, the Group did not have any significant unrecognized uncertain tax positions.

Employee Benefits

Pursuant to the relevant laws and regulations of the People’s Republic of China (the “PRC”), the Company’s subsidiaries in Mainland China participate in a defined contribution of basic pension insurance in the social insurance system established and managed by government organizations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are charged to costs of revenues and operating expenses as the related services are rendered by the employees. Employee social benefits included as costs of revenues and operating expenses were RMB0.5 million and RMB0.4 million for the six months ended March 31, 2023 and 2024, respectively.

Government Subsidies

Government subsidies are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. There are no defined rules or regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other income, net when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive any or similar subsidies in the future.

Deferred Offering Costs

Deferred offering costs consist of legal, accounting, underwriting fee and other costs incurred through the balance sheet date that are directly related to the proposed public offering. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital upon completion of the proposed public offering. Should the proposed public offering prove to be unsuccessful, the deferred cost, as well as additional expenses to be incurred, will be charged to operations.

Commitments and Contingencies

The Group accrues estimated losses from loss contingencies by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired, or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

As of September 30, 2023 and March 31, 2024, there were no contingent liabilities relating to litigations against the Group.

(Loss) Earnings Per Share

Basic (loss) earnings per share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted (loss) earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into ordinary shares. Common share equivalents are excluded from the computation of the diluted (loss) earnings per share in years when their effect would be anti-dilutive. As of September 30, 2023 and March 31, 2024, the Company has not issued any equity instrument that have potential dilutive effects.

F-12

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment Reporting

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the Chief Executive Officer and Chairman of the Board of Directors, who reviews consolidated results at a consolidated level when making decisions about allocating resources and assessing performance of the Group. The Group believes it has only one operating segment and reportable segment, which is brand marketing and strategic consulting service for e-commerce.

The Group generates revenues solely from Mainland China, and does not distinguish revenues, costs or expenses between markets in its internal reporting, and reports costs and expenses by nature as a whole. Hence, the Group has only one reportable segment. Because all of the Group’s long-lived assets and revenues are located in and generated from Mainland China, geographical segments are not presented.

Significant Risks and Uncertainties

1) Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. The Group is not exposed to significant transactional foreign currency risk since it usually recognizes revenues and purchases in RMB. At the same time, the Group is exposed to translational foreign currency risk since most operating subsidiaries are located in Mainland China, which has RMB as the functional currency. Therefore, RMB depreciation against the USD could have a material adverse impact on operating results reported in USD.

2) Currency Convertibility Risk

Substantially all of the Group’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place through banks authorized by the PRC government to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by banks or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

3) Concentrations of Credit Risk

Financial instruments that potentially expose the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, and accounts receivable.

As of September 30, 2023 and March 31, 2024, the aggregate amounts of cash, cash equivalents and restricted cash of USD0.82 million and USD1.12 million, respectively, were held at major financial institutions located in the Mainland China, and each bank account is insured by the government authority with the maximum limit of RMB500,000. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

There is one client that individually represent 10.9% of brand marketing and strategic consulting service revenue for the six months ended March 31, 2023. There is one client that individually represents 36.23% of brand marketing and strategic consulting service revenue for the six months ended March 31, 2024.

There are two clients that individually represents 46.21% and 16.15% of accounts receivable as of September 30, 2023, both due within one year. There are two clients that individually represents 42.09% and 15.78% of accounts receivable as of March 31, 2024, both due within one year.

There are three suppliers that individually represents 51.98%, 15.50% and 10.56% of total service purchased for the six months ended March 31, 2023. There are three suppliers that individually represents 35.87%, 30.40% and 17.15% of total service purchased for the six months ended March 31, 2024.

There are four suppliers that individually represents 41.56%, 24.54%, 22.30% and 11.60% of accounts payable as of September 30, 2023. There are three suppliers that individually represents 37.73%, 30.64%, and 21.71% of accounts payable as of March 31, 2024.

F-13

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting pronouncements not yet adopted

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The update will generally result in an entity recognizing contract assets and contract liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date rather than at fair value. The new standard is effective on a prospective basis for fiscal years beginning after December 15, 2022, with early adoption permitted. This standard is effective for the Company on October 1, 2023 and the Company does not expect a significant impact to the consolidated financial statements upon adoption. However, the ultimate impact is dependent upon the size and frequency of future acquisitions.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company expects no material impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company expects no material impact of adopting ASU 2023-09.

Except for the above-mentioned pronouncements, there are no other recently issued accounting standards that are expected to have a material impact on the Group’s consolidated balance sheets, consolidated statements of operations and cash flows.

3. ACCOUNTS RECEIVABLE, NET

	As of September 30, 2023	As of March 31, 2024
	(USD in thousands)
Accounts receivable	256	658
Less: allowance of credit losses	(1)	(7)
Accounts receivable, net	255	651

The following table presents movement of the allowance for credit losses:

	Six months ended March 31,
	2023	2024
	(USD in thousands)
Balance at the beginning of the period	2	1
(Reversal)/Provisions	(1)	6
Write-offs	-	-
Balance at the end of the period	1	7

F-14

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. OTHER CURRENT ASSETS

	As of September 30, 2023	As of March 31, 2024
	(USD in thousands)
Refundable deposits	87	77
Refund receivable from suppliers	85	364
Loan to a third party	-	277
Receivable from Horizon Space Acquisition I Corp. (1)	-	410
Others	-	7
Other current assets	172	1,135

(1) Pursuant the Non-binding Letter of Intent (the “LOI”) entered into by and between Shenzhen Squirrel and Horizon Space Acquisition I Corp. (the “Horizon”) on October 17, 2023, in connection with a potential business combination between Horizon and Shenzhen Squirrel (the “Business Combination”). Shenzhen Squirrel has agreed to deposit the agreed reasonable amount to the Horizon’s Trust Account in order to effectuated extension of Horizon’s deadline to consummate a Business Combination, of which the amount is paid by the shareholders of Shenzhen Squirrel on behalf. Shenzhen Squirrel had deposited an aggregate of USD410 thousand, to the Trust Account of Horizon to extend the deadline for Horizon to complete the Business Combination. Each Monthly Extension Payment from Shenzhen Squirrel was evidenced by an unsecured promissory note (collectively, the “Target Extension Notes”) issued by Horizon to Shenzhen Squirrel.

The Target Extension Note bears no interest and is receivable in full upon the earlier to occur of (i) the consummation of Horizon’s initial Business Combination or (ii) the date of expiration of the term of Horizon (the “Maturity Date”). As the payee of the Target Extension Note, Shenzhen Squirrel has the right, but not the obligation, to convert the Target Extension Note, in whole or in part, respectively, into private units (the “Extension Units”) of Horizon, each consisting of one Ordinary Share, one warrant, and one right to receive one-tenth (1/10) of one Ordinary Share upon the consummation of its initial Business Combination. The number of Extension Units to be received by the payees in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to such payee by (y) $10.00. At Maturity Date, any overdue amounts shall accrue default interest at a rate per annum equal to the interest rate which is the prevailing short term United States Treasury Bill rate, from the date on which such payment is due until the day on which all sums due are received by Shenzhen Squirrel. The management of Shenzhen Squirrel  commits that the Company will not exercise such rights to convert any part of the note into any private unit.

F-15

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO UNAUDITED INTERIM CONDENSEDCONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY AND EQUIPMENT, NET

	As of September 30, 2023	As of March 31, 2024
	(USD in thousands)
Gross carrying amount
Furniture and fixture	12	13
Vehicle	98	99
Electronic equipment	61	61
Total of gross carrying amount	171	173
Less: accumulated depreciation	(98)	(117)
Property and equipment, net	73	56

Depreciation expenses on property and equipment included in general and administrative expenses for the six months ended March 31, 2023 and 2024 were USD 21 thousand and USD 19 thousand, respectively.

6.  LEASES

All the lease arrangements are operating leases for office space. The following table presents balances in relation to the Group's operating leases:

	As of September 30, 2023	As of March 31, 2024
	(Amount in thousands of USD, except for years and percentage)
Operating lease right-of-use assets	200	95
Operating lease liabilities-current portion	212	98
Weighted average remaining lease term (in years)	1.0	0.4
Weighted average discount rate	3.2%	3.2%

The following table presents operating lease cost related to the Group's leases:

	Six months ended March 31,
	2023	2024
	(USD in thousands)
Operating lease cost excluding short-term rental expense	114	110
Short-term rental expense	6	9
Total	120	119

F-16

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO UNAUDITED INTERIM CONDENSEDCONSOLIDATED FINANCIAL STATEMENTS

6.  LEASES (cont.)

The following table reconciles the undiscounted cash flows of the Group's leases as of March 31, 2024 to the present value of its operating lease payments:

Year Ended September 30,	(USD in thousands)
Remaining of 2024	99
2025 and afterwards	-
Total undiscounted operating lease payments	99
Less: imputed interest	(1)
Present value of operating lease liabilities, current portion	98

7. LOANS

	As of September 30, 2023	As of March 31, 2024
	(USD in thousands)
Short-term loans
Industrial and Commercial Bank of China ("ICBC") (1)	411	-
Bank of China ("BOC") (2)(3)(4)	411	693
China Merchants Bank ("CMB") (5)(6)	371	375
Bank of Communications ("BOCOM") (7)	274	277
Total short-term loans	1,467	1,345
Long-term debts
WeBank Co., Ltd. ("WeBank")(8)	-	128
Guangzhou Rural Commercial Bank ("GRCB") (9)	-	290
Sichuan XWBank Corp., Ltd. (10)	-	238
Total Long-term debts	-	656
Total loans	1,467	2,001

(1)

The Group obtained a loan of RMB 3.0 million (USD 0.44 million) in April 2023 for 6 months, with annual interest rate of 4.25%, from ICBC. The Group repaid RMB3.0 million (USD 0.42 million) in October 2023.

(2)	The Group obtained a loan of RMB 3.0 million (USD 0.43 million) in March 2023 for 1 year, with annual interest rate of 4.1%, from BOC. The Group repaid RMB3.0 million (USD 0.42 million) in March 2024.
(3)	The Group obtained a loan of RMB 2.0 million (USD 0.28 million) in March 2024 for 1 year, with annual interest rate of 3.9%, from BOC.
(4)

The Group obtained a loan of RMB 3.0 million (USD 0.42 million) in March 2024 for 1 year, with annual interest rate of 3.9%, from BOC. From April to August 2024, the Group repaid a loan of RMB 0.5 million (USD 0.07 million) in aggregate.

(5)

The Group obtained a loan of RMB 2.7 million (USD 0.38 million) in September 2023 for 1 year, with annual interest rate of 4.83%, from CMB. The Group repaid RMB2.7 million (USD 0.37 million) in March 2024.

(6)	The Group obtained a loan of RMB 2.7 million (USD 0.37 million) in March 2024 for 6 months, with annual interest rate of 4.83%, from CMB.
(7)

The Group obtained a loan of RMB 2.0 million (USD 0.28 million) in May 2023 for 1 year, with annual interest rate of 4.92%, from BOCOM. The Group repaid RMB2.0 million (USD 0.28 million) in November 29, 2023 and borrowed it again on the same day under same terms. In May 2024, the Group repaid a loan of RMB 2.0 million (USD 0.28 million)

(8)

The Group obtained a loan of RMB 0.9million (USD 0.12 million) in December 2023 for 2 years, with annual interest rate of 11.70%, from WeBank. From April to May 2024, the Group repaid a loan of RMB0.9 million (USD 0.12 million).

(9)

The Group obtained a loan of RMB 2.1million (USD 0.29 million) in December 2023 for 2 years, with annual interest rate of 11.70%, from GRCB. From April to May 2024, the Group repaid a loan of RMB 2.1 million (USD 0.29 million).

(10)

The Group obtained a loan of RMB 1.95 million (USD 0.27 million) in December 2023 for 2 years, with annual interest rate of 16.20%, from Sichuan XWBank Corp., Ltd. The Group repaid RMB0.2 million (USD 0.03 million) from January to March 2024. In April 2024, the Group repaid a loan of RMB 1.7 million (USD 0.24 million).

F-17

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7. LOANS (cont.)

The loans from banks bear interest rates from 4.10% to 4.92% as of September 30, 2023, and from 3.9% to 16.2% as of March 31, 2024.

Maturities of loans are as follows as of March 31, 2024.

Year ending September 30,	(USD in thousands)
Remaining of 2024	652
2025	693
2026	656
2027 and thereafter	-
Total	2,001

8. OTHER PAYABLES

	As of September 30, 2023	As of March 31, 2024
	(USD in thousands)
Employee compensation and benefits	217	223
Value-added tax and surcharge payable	347	240
Others	2	7
Total	566	470

9. EQUITY

Ordinary shares, subscription receivables and additional paid-in capital

The Company is established in Cayman Islands on May 13, 2024. The Company’s Memorandum and Articles of Association authorizes the Company to issue 500,000,000 ordinary shares with a par value of USD 0.0001 per share. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors.

As of September 30, 2023, no shareholders funded the ordinary shares in Cayman Islands and the Company recorded subscription receivables.

On May 13, 2024, the Company issued 20,000,000 ordinary shares to Squirrel Enlivened Technology Co., Ltd, 90.5% equity interest of which is held by Squirrel Enlivened Holdings Co., Ltd.

Squirrel Enlivened Holdings Co., Ltd is ultimately held by Angxiong Zhao (64.09%), Wenbo Huang (19.88%), Ying Ye (14.92%) and Yanshen Lu by (1.11%).

10. RESTRICTED NET ASSETS

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations, the Group is required to maintain a statutory reserve (“PRC statutory reserve”), which is a non-distributable reserve fund. The Group’s PRC subsidiaries are required to allocate 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of its registered capital. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The statutory reserve fund amounted to nil and nil as of September 30, 2023 and March 31, 2024, respectively.

In addition, the paid-in capital of the Company’s PRC subsidiaries is considered restricted due to restrictions on the distribution of share capital. It was USD 0.2 million and USD 0.2 million as of September 30, 2023 and March 31, 2024, respectively.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including statutory reserve and paid-in capital, either in the form of dividends, loans, or advances. Such restricted portion amounted to USD 0.2 million and USD 0.2 million as of September 30, 2023 and March 31, 2024, respectively.

F-18

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. (LOSS) EARNINGS PER SHARE

For the purpose of calculating (loss) earnings per share, the number of shares used in this calculation reflects the outstanding shares of the Company as if the Reorganization in August 2024 as described in Note 1 took place at the earliest period presented. As we have no equity instruments with potential dilutive effects, diluted (loss) earnings per share) is the same as basic (loss) earnings per share. Basic and diluted (loss) earnings per share for the six months ended March 31, 2023 and 2024 are calculated as follows:

	For the six months ended March 31,
	2023	2024
	(USD in thousands, except for share and per share data)
Basic and diluted (loss) earnings per share calculation:
Numerator:
Net (loss) income attributable to Squirrel’s shareholders	(257)	534
Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	20,000,000	20,000,000
(Loss) earnings per share attributable to ordinary shareholders of the Company	(0.01)	0.03

* On May 13, 2024, the Company issued 20,000,000 ordinary shares. All references to numbers of ordinary shares and per-share data in the consolidated financial statements were adjusted to reflect such issuance of shares on a retrospective basis.

12. REVENUES

	For the six months ended March 31,
	2023	2024
	(USD in thousands)
Brand marketing and strategic consulting service	1,053	2,891
On-line store management service	100	-
Total revenues	1,153	2,891

The following table presents the contract liabilities:

	As of September 30, 2023	As of March 31, 2024
	(USD in thousands)
Contract liabilities	592	1,148

Revenue of USD0.6 million and USD0.3 million were recognized for the six months ended March 31, 2023 and 2024, respectively, that were included in contract liabilities at the period beginning.

13. COST OF REVENUES

	For the six months ended March 31,
	2023	2024
	(USD in thousands)
Brand marketing and strategic consulting service	894	1,511
On-line store management service	47	-
Total cost of revenues	941	1,511

F-19

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. COST OF REVENUES (cont.)

The following table presents the fulfillment cost:

	As of September 30, 2023	As of March 31, 2024
	(USD in thousands)
Fulfillment cost	-	334

Cost of revenues of USD 0.07 million and nil were recognized for the six months ended March 31, 2023 and 2024, respectively, that were included in fulfillment cost at the period beginning.

14. OTHER SERVICE INCOME

	For the six months ended March 31,
	2023	2024
	(USD in thousands)
Training service	-	40
Referral service for ads posting	-	20
Total other service income	-	60

15. TAXATION

Income Tax

1) Cayman Islands

The Company is incorporated as an exempted Company in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

2) Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to a progressive income tax rate, 8.25% for assessable profits not exceeding HK$ 2 million and 16.5% for assessable profits in excess of HK$ 2 million on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

3) Mainland China

The Company’s subsidiaries established in Mainland China are subject to statutory income tax at a rate of 25%, unless preferential tax rates were applicable. Dividends paid by our wholly foreign-owned subsidiary in Mainland China, Squirrel SZ, to our intermediary holding company in Hong Kong, will be subject to a withholding tax rate of 10%. If Squirrel HK satisfies all the requirements under preferential tax arrangements and receives approval from the relevant tax authority, then the dividends paid to Squirrel HK would be subject to withholding tax at the standard rate of 5%.

The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. If the holding company in the Cayman Islands or any of the Group’s subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, the Group’s worldwide income would be subject to enterprise income tax rate of 25%.

F-20

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. TAXATION (cont.)

(Loss) income before income tax benefit (expenses) consists of the following, of which pre-tax income (loss) in Cayman Islands and Hong  Kong  is immaterial and combined.

	For the six months ended March 31,
	2023	2024
	(USD in thousands)
(Loss) income from entities in Mainland China	(319)	738
(Loss) income before income tax benefit (expenses)	(319)	738

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax (benefit) expenses:

	For the six months ended March 31,
	2023	2024
	(USD in thousands)
Current income tax expenses	-	188
Deferred income tax benefit	(54)	(1)
Income tax (benefit) expenses	(54)	187

Tax Reconciliation

Reconciliation between the income tax (benefit) expenses computed by applying the Mainland China enterprise tax rate to (loss) income before income taxes and actual provision were as follows:

	For the six months ended March 31,
	2023	2024
Income tax rate in Mainland China	25.0%	25.0%
Effect of preferential tax rate differences (1)	(2.8)%	0.1%
Effect of permanent difference	(5.3)%	0.2%
Effective income tax rate	16.9%	25.3%

(1) Preferential tax rate 5% was applicable for those entities with taxable income not exceeding RMB 3 million in Mainland China.

F-21

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. TAXATION (cont.)

Deferred Tax Assets and Liabilities

Deferred income tax expenses reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets and liabilities are as follows:

	As of September 30 2023	As of March 31, 2024
	(USD in thousands)
Deferred Tax Assets
Net operating loss carry forwards	1	3
Operating lease	49	23
Total deferred tax assets	50	26

Deferred Tax liabilities
Operating lease	46	22

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgement, and forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses.

F-22

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. TAXATION (cont.)

As of September 30, 2023 and March 31, 2024, the Group had net operating loss carry forwards of approximately USD 0.02 million and 0.04 million, respectively, which arose from the subsidiaries established in Mainland China. As of September 30, 2023 and March 31, 2024, all the net operating loss carry forwards are expected to be utilized prior to expiration, considering future taxable income for the respective entities.

Uncertain Tax Position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2023 and March 31, 2024, the Group did not have any significant unrecognized uncertain tax positions.

16. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related party of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Shenzhen Squirrel Yuedong Technology Co., Ltd.	Controlled by a principal shareholder
Shenzhen Manfendinglv Marketing Co., Ltd.	Affiliate before September 30, 2023
Shenzhen Kairong Investment Development Co., Ltd.	Controlled by a principal shareholder
Angxiong Zhao	Principal shareholder, Chief Executive Officer and Chairman of the Board
Lan Hu	Immediate family member of a principal shareholder
Ying Ye	Principal shareholder, Chief Financial Officer and director
Wenbo Huang	Principal shareholder, Chief Marketing Officer and director
Jun Hou (1)	Used to be a principal shareholder

(1) Jun Hou held 5% share equity in Shenzhen Squirrel Enlivened Media Group Co., Ltd. from May 2018, until he transferred all his shares to Angxiong Zhao in August 2023.

(a) Amounts Due from Related Parties

	As of September 30, 2023	As of March 31, 2024
	(USD in thousands)
Angxiong Zhao	747	160
Ying Ye	461	372
Wenbo Huang	480	360
Total	1,688	892

F-23

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

From time to time, the Group provides funds to related parties for the purpose of funding operating activities. As of the day this unaudited condensed consolidated financial statements are ready to issue, these advances are settled completely either by cash repayments or by the Group recognizing operating expenses when the related-party pays on behalf of the Group for operating purposes.

(b) Amounts Due to Related Parties

	As of September 30, 2023	As of March 31, 2024
	(USD in thousands)
Shenzhen Squirrel Yuedong Technology Co., Ltd. (1)	67	83
Shenzhen Manfendinglv Marketing Co., Ltd. (2)	30	-
Shenzhen Kairong Investment Co., Ltd. (2)	-	11
Jun Hou (3)	18	-
Angxiong Zhao (4)	-	130
Ying Ye (4)	-	130
Wenbo Huang (4)	-	130
Yanshen Lu (4)	-	20
Lan Hu (2)	-	2
Total	115	506

(1) The Group obtained a loan of RMB 0.12 million (USD 0.02million), RMB0.2 million (USD0.03 million) and RMB0.2 million (USD0.03 million) from Shenzhen Squirrel Yuedong Technology Co., Ltd. in November 2023, January 2024 and February 2024, respectively, free of interest. And the loans are paid off as of the date the financial statements are ready to issue.

(2) The balance represents the amount outstanding at the period end that the related parties paid for expenses on behalf of the Company.

(3) The Group obtained a loan of RMB 1 million (USD 0.16 million) from Jun Hou on May 16, 2018 for 1 year, with annual interest rate of 4%. And it was extended to August 15, 2023, with no interest from August 16 2022 to August 15, 2023, leading to accumulated interest expense of RMB 0.17 million (USD 0.03 million) accrued as of September 30, 2023. The Group repaid RMB 1.0 million (USD 0.13 million) from May to September 2023, and RMB 0.17 million (USD 0.02 million) from October 2023 to March 2024.

(4) The shareholders paid monthly extension fee to Horizon Space Acquisition I Corp. on behalf of the Company to effectuate extension of Horizon’s deadline to consummate a Business Combination.

(c) Service Provided by Related Parties

	For the six months ended March 31,
	2023	2024
	(USD in thousands)
Shenzhen Squirrel Yuedong Technology Co., Ltd. (1)	45	-
Total service provided by related party	45	-

(1) Shenzhen Squirrel Yuedong Technology Co., Ltd., Ltd provided filming services to the Company.

F-24

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17. COMMITMENT AND CONTINGENCIES

Commitment

As of March 31, 2024, the Group had no material purchase commitments, significant capital commitments, long-term obligations or guarantees.

Contingencies

From time to time, we may become involved in claims, investigations and proceedings in the ordinary course of business. As of the date that the consolidated financial statements are issued, the Group reviews its regulatory inquiries and other legal proceedings on an ongoing basis, evaluates whether potential regulatory fines or losses from proceedings are probable and make estimates of the loss if probable. As of March 31, 2024, the Group believes that none of these matters, individually or in combination had a material effect on its business, assets or operations and there was no accrual for such matters.

18. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date on which the unaudited interim condensed consolidated financial statements were available to be issued.

In May 2024, the Group obtained a loan of RMB 2.0 million (USD 0.28 million) for 1 year, with annual interest rate of 4.13%, from BOCOM.

In June 2024, the Group obtained a loan of RMB 3.0 million (USD 0.42 million) for 1 year, with annual interest rate of 4.0% from China Everbright Bank, of which  RMB 0.18 million (USD 0.02 million) was repaid from July to August 2024.

From April to August 2024, the Company paid monthly extension fee of USD 0.3 million in aggregate to Horizon Space Acquisition I Corp. in order to effectuate extension of Horizon’s deadline to consummate a Business Combination.

All subsequent events requiring recognition as of March 31, 2024 have been incorporated into these consolidated financial statements and there are no other significant subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events”.

F-25

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

F-26

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Squirrel Enlivened International Co., Ltd

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Squirrel Enlivened International Co., Ltd (the “Company”) and its subsidiaries as of September 30, 2022 and 2023, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the two years in the period ended September 30, 2023 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2023 and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ HTL International, LLC

We have served as the Company’s auditor since 2024.

Houston, Texas

September 15, 2024

F-27

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of U.S. dollars (“USD”), except for share and per share data)

	As of September 30,
	2022	2023
	USD	USD
ASSETS
Current assets
Cash and cash equivalents	362	505
Restricted cash	-	311
Accounts receivable (net of allowance of USD 2 and USD 1 as of September 30, 2022 and 2023, respectively)	257	255
Advances to suppliers	230	136
Amounts due from related parties	392	1,688
Fulfillment cost	69	-
Deferred offering costs	-	31
Other current assets	179	172
Total current assets	1,489	3,098
Property and equipment, net	108	73
Operating lease right-of-use assets, net	331	200
Deferred tax assets	175	50
Total assets	2,103	3,421

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Short-term loans	654	1,467
Accounts payable	34	6
Contract liabilities	910	592
Income tax payable	55	305
Amounts due to related parties	277	115
Operating lease liabilities - current portion	172	212
Other payables	350	566
Total current liabilities	2,452	3,263
Operating lease liabilities - non-current portion	172	-
Deferred tax liabilities	95	46
Long-term debts	93	-
Total liabilities	2,812	3,309

Commitments and Contingencies

SHAREHOLDERS’ (DEFICIT) EQUITY

Ordinary shares (USD0.0001 par value; 500,000,000 shares authorized as of September 30, 2022 and 2023; 20,000,000 shares issued and outstanding as of September 30, 2022 and 2023*)	2	2
Subscription receivables	(2)	(2)
Additional paid-in capital	199	199
Accumulated deficit	(910)	(104)
Accumulated other comprehensive income	29	20
Total Squirrel shareholders’ (deficit) equity	(682)	115
Non-controlling interest	(27)	(3)
Total Shareholders’ (deficit) equity	(709)	112
Total liabilities and shareholders’ (deficit) equity	2,103	3,421

____________

*

On May 13, 2024, the Company issued 20,000,000 ordinary shares. All references to numbers of ordinary shares and per-share data in the accompanying consolidated financial statements were adjusted to reflect such issuance of shares on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

F-28

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE

(LOSS) INCOME

(Amount in thousands of USD, except for share and per share data)

	For the year ended
	September 30,
	2022	2023
	USD	USD
Revenues	3,004	4,883
Cost of revenues	(2,706)	(2,890)
Gross profit	298	1,993

Operating expenses
Selling and marketing expenses	(71)	(132)
General and administrative expenses	(686)	(736)
Total operating expenses	(757)	(868)

(Loss) income from operations	(459)	1,125

Other (expenses) income
Interest expenses	(47)	(45)
Other income	19	90
Total other (expenses) income, net	(28)	45
(Loss) income before income tax (expense) benefit	(487)	1,170

Income tax (expenses) benefit	87	(339)
Net (loss) income	(400)	831
Less: net (loss) income attributable to non-controlling interests	(12)	25
Net (loss) income attributable to Squirrel’s shareholders	(388)	806

(Loss) earnings per share attributable to ordinary shareholders of the Company
Basic and diluted	(0.02)	0.04
Weighted average number of ordinary shares used in computation*
Basic and diluted	20,000,000	20,000,000
Net (loss) income	(400)	831
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	66	(10)
Total comprehensive (loss) income	(334)	821
Less: comprehensive (loss) income attributable to noncontrolling interests	(10)	24
Comprehensive (loss) income attributable to ordinary shareholders of the Company	(324)	797

____________

*

On May 13, 2024, the Company issued 20,000,000 ordinary shares. All references to numbers of ordinary shares and per-share data in the accompanying consolidated financial statements were adjusted to reflect such issuance of shares on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

F-29

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(Amount in thousands of USD, except for share data)

	Ordinary shares*			Additional		Accumulated other comprehensive	Total Squirrel shareholders'	Non-	Total Shareholders’
	Number of Shares	Amount	Subscription Receivable	paid-in capital	Accumulated deficit	(loss) income	(Deficit) Equity	Controlling Interest	(Deficit) Equity
		USD	USD	USD	USD	USD	USD	USD	USD
Balance at October 1, 2021	20,000,000	2	(2)	199	(522)	(35)	(358)	(17)	(375)
Net loss	-	-	-	-	(388)	-	(388)	(12)	(400)
Foreign currency translation	-	-	-	-	-	64	64	2	66
Balance at September 30, 2022	20,000,000	2	(2)	199	(910)	29	(682)	(27)	(709)
Net income	-	-	-	-	806	-	806	25	831
Foreign currency translation	-	-	-	-	-	(9)	(9)	(1)	(10)
Balance at September 30, 2023	20,000,000	2	(2)	199	(104)	20	115	(3)	112

*

On May 13, 2024, the Company issued 20,000,000 ordinary shares. All references to numbers of ordinary shares and per-share data in the accompanying consolidated financial statements were adjusted to reflect such issuance of shares on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

F-30

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of USD)

	For the year ended September 30,
	2022	2023
	USD	USD
Cash flows from operating activities
Net (loss) income	(400)	831
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Loss on termination of operating lease	26	-
Provision (reversal) of current expected credit loss	2	(1)
Depreciation	40	40
Lease expense of operating lease right-of-use assets, net	203	215
Deferred income tax	(87)	76

Changes in operating assets and liabilities:
Accounts receivable	278	(5)
Advances to suppliers	(158)	91
Fulfillment cost	(75)	75
Amounts due from related parties	(426)	(1,350)
Other current assets	(26)	2
Operating lease right-of-use assets	(216)	(217)
Accounts payable	(406)	(28)
Contract liabilities	467	(308)
Income tax payable	6	260
Amounts due to related parties	(389)	(18)
Other payables	(40)	235
Net cash used in operating activities	(1,201)	(102)

Cash flows from investing activities
Purchases of property and equipment	(119)	(7)
Repayment on third-party loans	38	-
Net cash used in investing activities	(81)	(7)

Cash flows from financing activities
Proceeds from bank loans	914	2,481
Repayments on bank loans	(104)	(1,717)
Repayment to a related party	-	(142)
Payments of offering costs	-	(32)
Net cash generated from financing activities	810	590

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(50)	(27)

Net (decrease) increase in cash, cash equivalents and restricted cash	(522)	454
Cash, cash equivalents and restricted cash at beginning of the year	884	362
Cash, cash equivalents and restricted cash at end of the year	362	816

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	362	505
Restricted cash	-	311
Total cash, cash equivalents and restricted cash	362	816

Supplemental disclosure
Interest paid	(39)	(41)
Income tax returned (paid)	6	(2)
Supplemental disclosure of non-cash investing and financing activities:
Right-of-Use assets acquired under operating leases	-	89

The accompanying notes are an integral part of these consolidated financial statements.

F-31

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION, ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization

Squirrel Enlivened International Co., Ltd conducts its business through its subsidiaries and is principally engaged in brand marketing and strategic consulting for e-commerce in Mainland China. Squirrel Enlivened International Co., Ltd was incorporated in the Cayman Islands on May 13, 2024. Squirrel Enlivened International Co., Ltd is referred to herein as the “Company” alone and as the “Group” together with its consolidated subsidiaries, unless specific reference is made to an entity. The Company’s principal subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Place of Incorporation	Percentage of Direct/Indirect Economic Interest	Principal Activities
Squirrel Enlivened (Hong Kong) Technology Limited	June 3, 2024	Hong Kong, China	100%	Equity holding
Squirrel Enlivened (Shenzhen) Technology Co., Ltd.	July 22, 2024	Shenzhen, China	100%	Equity holding
Squirrel Enlivened (Beijing) Technology Co., Ltd.	August 14, 2024	Beijing, China	100%	Equity holding
Shenzhen Squirrel Enlivened Media Group Co., Ltd. (“Shenzhen Squirrel”)	October 18, 2016	Shenzhen, China	97%	brand marketing and strategic consulting for online business
Hangzhou Manfendinglv Marketing Co., Ltd. (“Hangzhou Manfen”)	October 13, 2022	Hangzhou, China	100%	brand marketing and strategic consulting for online business
Shenzhen Squirrel Data Media Co., Ltd. (“Squirrel Data”)	May 14, 2019	Shenzhen, China	60%	brand marketing and strategic consulting for online business
Shenzhen Manfendinglv Marketing Co., Ltd. (“Shenzhen Manfen”)	October 23, 2023	Shenzhen, China	49% before October 23, 2023, and 100% since then	brand marketing and strategic consulting for e-commerce

Reorganization

In preparation for the listing, the Company conducted a reorganization (the “Reorganization”), which involved the following steps:

(i) the incorporation of Squirrel Enlivened International Co., Ltd in the Cayman Islands as a holding company on May 13, 2024, as a wholly-owned subsidiary of Squirrel Enlivened Technology Co., Ltd, which is controlled by Mr. Angxiong Zhao;

(ii) the acquisition of 100% equity interest in Squirrel Enlivened (Hong Kong) Technology Limited from Squirrel Enlivened Technology Co., Ltd, a company controlled by Mr. Angxiong Zhao, by Squirrel Enlivened International Co., Ltd on June 3, 2024, resulting in Squirrel Enlivened (Hong Kong) Technology Limited becoming a wholly-owned subsidiary of Squirrel Enlivened International Co., Ltd in Hong Kong;

(iii) the incorporation of Squirrel Enlivened (Shenzhen) Technology Co., Ltd. on July 22, 2024, as a wholly-owned subsidiary of Squirrel Enlivened (Hong Kong) Technology Limited in the People’s Republic of China (the “PRC”);

(iv) the acquisition of 100% equity interest in Squirrel Enlivened (Beijing) Technology Co., Ltd., a company previously controlled by Mr. Angxiong Zhao, on August 12, 2024, by Squirrel Enlivened (Shenzhen) Technology Co., Ltd., resulting in Squirrel Enlivened (Beijing) Technology Co., Ltd. becoming a wholly-owned subsidiary of Squirrel Enlivened (Shenzhen) Technology Co., Ltd. in PRC;

(v) in August 2024, Shenzhen Squirrel Enlivened Media Group Co., Ltd.’s former shareholders and directors approved the resolution that the registered capital amount of Shenzhen Squirrel increased to RMB 37.0 million, and Squirrel Enlivened (Beijing) Technology Co., Ltd. become the new shareholder of Shenzhen Squirrel, which will own RMB 35.9 million and 97% out of the total registered capital amount. After the restructuring of Shenzhen Squirrel Enlivened Media Group Co., Ltd.’s shareholder, Squirrel Enlivened (Beijing) Technology Co., Ltd. became the controlling shareholder of Shenzhen Squirrel.

Upon the completion of the above Reorganization, the Company became the ultimate holding company of the Group. These entities are effectively controlled by Mr. Angxiong Zhao immediately before and after the Reorganization. Accordingly, the Reorganization has been treated as a corporate restructuring of entities under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

F-32

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principle of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. In August 2024, Squirrel Enlivened International Co., Ltd acquired 97% share interest of Shenzhen Squirrel Enlivened Media Group Co., Ltd. (“Shenzhen Squirrel”), through its wholly owned subsidiaries Squirrel Enlivened (Hong Kong) Technology Limited (“Squirrel HK”) and Squirrel Enlivened (Shenzhen) Technology Co., Ltd. (“Squirrel SZ”) (“the reorganization”). Shenzhen Squirrel was in common control with Squirrel SZ, Squirrel HK and Squirrel Enlivened International Co., Ltd immediately before and after the Reorganization. According to ASC 805-50, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. The historical cost of Shenzhen

Squirrel

is carried forward. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported revenues, costs and expenses during the reported period in the consolidated financial statements and accompanying notes. These accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, current expected credit losses, useful lives of property and equipment, valuation allowance for deferred tax assets and discount rate used to measure lease liabilities. Actual results could differ from those estimates.

Foreign Currency Translation and Transactions

The functional currency is Renminbi (“RMB”) for entities based in Mainland China, United States Dollar (“USD” or “USD”) for entities in Hong Kong and Cayman Islands. The determination of the respective functional currency is based on the criteria of Accounting Standard Codification (“ASC”) 830, Foreign Currency Matters. Assets and liabilities of the entities denominated in currencies other than the reporting currency United States Dollar (“USD”) are translated into USD at the rates of exchange prevailing at the balance sheet date. Equity accounts are translated at historical exchange rates when transactions occurred. Revenues, expenses, gains and losses are translated using the average exchange rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss). For the years presented, other comprehensive income (loss) included foreign currency translation adjustments only.

The following table presents the exchange rates used to translate the financial reports in currencies other than USD:

	Year Ended September 30,
	2022	2023
Period end RMB:USD exchange rate	7.1135	7.2960
Period average RMB:USD exchange rate	6.5532	7.0533

No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2023, or at any other rate.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with exchange gains and losses included in the results of operations as incurred.

Current Expected Credit Losses

The Group adopted ASC Topic 326, “Financial Instruments — Credit Losses”, for credit loss assessment using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 has no impact on the Group’s accumulated deficits as of September 30, 2021. The Group’s in-scope asset is primarily accounts receivable, amounts due from related parties and other receivables. To estimate expected credit loss, the Group has identified the relevant risk factors which include clients’ credits and term. Accounts with similar risk factors have been grouped into pools. For each pool, the Group considers the collection experience, current economic conditions and reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. In consideration of short aging and the Group’s expectation for the industry, provision of USD 2 thousand and reversal of USD 1 thousand are recognized as expected credit loss expenses in general and administrative expenses for the years ended September 30, 2022 and 2023, respectively.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents represent cash on hand, on-demand deposits at banks, term deposits and highly liquid investments placed with banks which are readily convertible to known amounts of cash, unrestricted as to withdrawal or use and have original maturities of three months or less when purchased. Cash that is restricted as to withdrawal is reported separately on the consolidated balance sheets. The Group’s restricted cash mainly represents cash from bank loans that can only be used for operation purpose.

Accounts Receivable

Accounts receivable is recognized and carried at the cost amount less an allowance for credit losses.  Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Accounts receivable balances are written off after all collection efforts have been exhausted. An estimate for the allowance for credit losses is discussed above in “Current Expected Credit Losses”.

F-33

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Advances to Suppliers

Advance to suppliers is prepayment to supplier in the procurement of goods or services. Advance payment is demanded on specific circumstances, including the industry practice, negotiations with suppliers, and the delivery time of products or services received from suppliers after the advance payment. Advance to suppliers is recognized as fulfillment costs or expenses when the products or services are provided and accepted by the Group. The Group reviews its advance to suppliers on a periodic basis and determines the adequacy of allowance when amounts outstanding are not likely to be utilized against receive of products or services.

Property and Equipment, net

Property and equipment, is stated at historical cost less accumulated depreciation and impairment, if any, and is depreciated using straight-line method over the following useful lives. The residual rate is determined based on the economic value of the asset at the end of the estimated useful lives as a percentage of the original cost. Certain events or changes in circumstances may indicate that the recoverability of the carrying amount of property and equipment should be assessed, including, among others, a significant decrease in market value, a significant change in the business climate in a particular market, or a current period operating or cash flow loss combined with historical losses or projected future losses. When such events or changes in circumstances are present and a recoverability test is performed, we estimate the future cash flows expected to result from the use of the asset or asset group and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, we will recognize an impairment charges the amount by which the carrying amount of the asset or asset group exceeds the fair value. The Group did not record any impairment charge during the years ended September 30, 2022 and 2023.

Category	Estimated useful lives
Furniture and fixture	3 years
Vehicle	4 years
Electronic equipment	3 years

Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Gain or loss on disposal of property and equipment, if any, is recognized in the consolidated statements of operations as the difference between the net sales proceeds and the carrying amount of the underlying asset.

F-34

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Group determines if an arrangement is a lease at inception in accordance with ASC topic 842, Leases (“ASC 842”). The Group has not entered into any finance lease for the period presented, and primarily enters into operating leases, as the lessee, for office space. Right-of-use (“ROU”) assets and lease liabilities are recognized based at the present value of the future minimum lease payments over the lease term at the commencement date. The Group determines the present value of the lease payments using an incremental borrowing rate based on information available at the inception date. An operating lease ROU asset is initially measured at the value of the lease liability minus any lease incentives. Leases may include options to extend or terminate the lease which are included in the ROU assets and lease liabilities when they are reasonably certain of exercise.

Operating lease expense associated with minimum lease payments is recognized on a straight-line basis over the lease term. When additional payments are based on usage or vary based on other factors, they are expensed when incurred as variable lease expense. Minimum lease payments for leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet. The Group recognizes lease expense for these leases on a straight-line basis over the lease term.

ASC 842 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Group early adopted ASC 842 on October 1, 2021, and recorded ROU assets of USD0.6 million, current portion of lease liabilities USD0.2 million and non-current portion of lease liabilities USD0.4 million, with no cumulative effect adjustment to accumulated deficits of October 1, 2021. There was no material impact on the Consolidated Statements of Operations or the Consolidated Statements of Cash Flows.

Non-controlling Interest

Non-controlling interest represents the portion of the equity (net assets) in a subsidiary not attributable to the Company, directly or indirectly. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet, net (loss) income and other comprehensive income (loss) attributed to controlling and non-controlling interests.

Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid for transferring a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is as follows.

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which the inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair value is therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The carrying amount of cash and cash equivalents and restricted cash, accounts receivable, amounts due from related parties, other current assets, accounts payable, other payables and amounts due to related parties approximates fair value because of their short-term nature. Short-term loans and Long-term loans are carried at amortized cost, which approximates their respective fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only when they were determined to be impaired.

Revenue Recognition

Revenue is recognized following ASC 606 “Revenue from contracts with customers”. A contract is identified when a customer places an order, which indicates the performance obligation as the promised service or good, and the consideration as a fixed amount. A performance obligation is satisfied when the customer obtains control of the service or good at a point in time or over time. When the Group satisfies its performance obligations, revenue is recognized at the amount expected to be received in exchange for such service.

As the original contract term is one year or less, the Group applies ASC 606-10-50-14 not to disclose the information about the remaining performance obligations required by ASC 606-10-50-13.

F-35

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Brand marketing and strategic consulting service

The Group is mainly engaged in brand marketing and strategic consulting service for e-commerce in Mainland China. A contract is identified when an e-commerce client reaches an agreement with the Group for brand marketing and strategic consulting, which includes distinct performance obligations as the promised services, such as formulating and optimizing brands’ growth strategies, brand image enhancement, homepage design, video and content of a super popular product and IP image.

The contract usually specifies the standalone price the client is charged in exchange to obtain the control of each service. The total consideration is defined as a fixed amount for all the services. Sometimes a discount is provided based on the total consideration, and is allocated proportionately to all the performance obligations in the contract based on their standalone prices. The consideration for each performance obligation is the standalone price less the discount allocated to it.

A performance obligation is satisfied when the Group delivers the service and client signs the acceptance note at a point in time, verifying that the client obtains the control of the service. When the Group satisfies a performance obligation, revenue is recognized at its consideration.

The Group provides an assurance-type warranty to ensure a smooth implementation of the Brand Marketing Strategies delivered by the Group, for which no contingent liability was accrued taking into account of little incremental cost incurred for the warranty in history and ASC 450-20-25-2 was not met.

On-line store management service

The Group also operates online stores owned by clients. The Group is obligated for daily operations, and entitled to monthly service fee. Revenue is recognized over the service period, usually settled at each month end when the client confirms the settlement notice.

The Group records a contract liability when the Group has received the consideration but not delivered the service yet.

Cost of Revenues

Cost of revenues primarily presents the costs incurred with brand marketing and strategic consulting service, mainly including graphic image design, video processing and filming, travel expenses and compensations to employees and some outsourced contractors engaged in brand marketing and strategic consulting services. Before each obligation is satisfied, the cost incurred directly related with fulfilling the obligation is recognized as fulfillment cost in assets. When each standalone obligation is satisfied, it is recognized as cost of revenues.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of payroll, business development and travel expenses for marketing. They are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist of payroll expenses for employees involved in general corporate functions, including finance, legal and human resources, leasing expenses, costs associated with use of facilities and equipment, depreciation, professional fees and other general corporate related expenses.

Taxation

1) Value added tax (“VAT”)

Entities in Mainland China are subject to VAT and related surcharges on revenue generated from sales of products and revenues earned from services rendered. The Group records revenue net of VAT. This is VAT output and may be offset by qualified input VAT paid by the Group to suppliers. The net balance between output VAT and input VAT is recorded in the line item of other payables on the consolidated balance sheets.

The VAT rate is 6% for service income for the years ended September 30, 2022 and 2023. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers, against their output VAT liabilities.

F-36

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

2) Income tax

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The tax basis of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all of the deferred tax assets will not be realized.

Income taxes (Topic 740) — Simplifying the accounting for income taxes simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Group adopted the ASU on October 1, 2021, which did not have a material impact on the consolidated financial statements.

3) Uncertain tax positions

The Group did not recognize any interest or penalties associated with uncertain tax positions for the two years ended September 30, 2022 and 2023. As of September 30, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

Employee Benefits

Pursuant to the relevant laws and regulations of the People’s Republic of China (the “PRC”), the Company’s subsidiaries in Mainland China participate in a defined contribution of basic pension insurance in the social insurance system established and managed by government organizations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are charged to costs of revenues and operating expenses as the related services are rendered by the employees. Employee social benefits included as costs of revenues and operating expenses were RMB0.5 million and RMB0.7 million for the years ended September 30, 2022 and 2023, respectively.

Government Subsidies

Government subsidies are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. There are no defined rules or regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other income, net when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive any or similar subsidies in the future.

Deferred Offering Costs

Deferred offering costs consist of legal, accounting, underwriting fee and other costs incurred through the balance sheet date that are directly related to the proposed public offering. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital upon completion of the proposed public offering. Should the proposed public offering prove to be unsuccessful, the deferred cost, as well as additional expenses to be incurred, will be charged to operations.

Commitments and Contingencies

The Group accrues estimated losses from loss contingencies by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired, or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

As of September 30, 2022 and 2023, there were no contingent liabilities relating to litigations against the Group.

(Loss) Earnings Per Share

Basic (loss) earnings per share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted (loss) earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into ordinary shares. Common share equivalents are excluded from the computation of the diluted (loss) earnings per share in years when their effect would be anti-dilutive. As of September 30, 2022 and 2023, the Company has not issued any equity instrument that have potential dilutive effects.

F-37

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment Reporting

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the Chief Executive Officer and Chairman of the Board of Directors, who reviews consolidated results at a consolidated level when making decisions about allocating resources and assessing performance of the Group. The Group believes it has only one operating segment and reportable segment, which is brand marketing and strategic consulting service for e-commerce.

The Group generates revenues solely from Mainland China, and does not distinguish revenues, costs or expenses between markets in its internal reporting, and reports costs and expenses by nature as a whole. Hence, the Group has only one reportable segment. Because all of the Group’s long-lived assets and revenues are located in and generated from Mainland China, geographical segments are not presented.

Significant Risks and Uncertainties

1) Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. The Group is not exposed to significant transactional foreign currency risk since it usually recognizes revenues and purchases in RMB. At the same time, the Group is exposed to translational foreign currency risk since most operating subsidiaries are located in Mainland China, which has RMB as the functional currency. Therefore, RMB depreciation against the USD could have a material adverse impact on operating results reported in USD.

2) Currency Convertibility Risk

Substantially all of the Group’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place through banks authorized by the PRC government to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by banks or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

3) Concentrations of Credit Risk

Financial instruments that potentially expose the Group to a significant concentration of credit risk primarily consist of cash, cash equivalents and restricted cash, and accounts receivable.

As of September 30, 2022 and 2023, the aggregate amounts of cash, cash equivalents and restricted cash of USD0.36 million and USD0.82 million, respectively, were held at major financial institutions located in the Mainland China, and each bank account is insured by the government authority with the maximum limit of RMB500,000. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

There is one client that individually represent 14.9% of brand marketing and strategic consulting service revenue for the year ended September 30, 2022. There is one client that individually represents 11.3% of brand marketing and strategic consulting service revenue for the year ended September 30, 2023.

There are two clients that individually represents 55.47% and 11.50% of accounts receivable as of September 30, 2022, both due within one year. There are two clients that individually represents 46.21% and 16.15% of accounts receivable as of September 30, 2023, both due within one year.

There is one supplier that individually represents 27.53% of total service purchased for the year ended September 30, 2022. There are two suppliers that individually represents 13.19% and 12.17% of total service purchased for the year ended September 30, 2023.

There is one supplier that individually represents 92.31% of accounts payable as of September 30, 2022. There are four suppliers that individually represents 41.56%, 24.54%, 22.30% and 11.60% of accounts payable as of September 30, 2023.

F-38

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting pronouncements not yet adopted

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The update will generally result in an entity recognizing contract assets and contract liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date rather than at fair value. The new standard is effective on a prospective basis for fiscal years beginning after December 15, 2022, with early adoption permitted. This standard is effective for the Company on October 1, 2023 and the Company does not expect a significant impact to the consolidated financial statements upon adoption. However, the ultimate impact is dependent upon the size and frequency of future acquisitions.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company expects no material impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company expects no material impact of adopting ASU 2023-09.

Except for the above-mentioned pronouncements, there are no other recently issued accounting standards that are expected to have a material impact on the Group’s consolidated balance sheets, consolidated statements of operations and cash flows.

3. ACCOUNTS RECEIVABLE, NET

	As of September 30,
	2022	2023
	(USD in thousands)
Accounts receivable	259	256
Less: allowance of credit losses	(2)	(1)
Accounts receivable, net	257	255

The following table presents movement of the allowance for credit losses:

	Year Ended September 30,
	2022	2023
	(USD in thousands)
Balance at the beginning of the year	-	2
Provisions/(Reversal)	2	(1)
Write-offs	-	-
Balance at the end of the year	2	1

4. OTHER CURRENT ASSETS

	As of September 30,
	2022	2023
	(USD in thousands)
Refundable deposits	92	87
Refund receivable from a supplier	87	85
Total other current assets	179	172

F-39

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY AND EQUIPMENT, NET

	As of September 30,
	2022	2023
	(USD in thousands)
Gross carrying amount
Furniture and fixture	10	12
Vehicle	100	98
Electronic equipment	58	61
Total of gross carrying amount	168	171
Less: accumulated depreciation	(60)	(98)
Property and equipment, net	108	73

Depreciation expenses on property and equipment included in general and administrative expenses for the years ended September 30, 2022 and 2023 were USD 40 thousand and USD 40 thousand, respectively.

6.  LEASES

All the lease arrangements are operating leases for office space. The following table presents balances in relation to the Group's operating leases:

	As of September 30,
	2022	2023
	(Amount in thousands of USD, except for years and percentage amount)
Operating lease right-of-use assets	331	200
Operating lease liabilities-current portion	172	212
Operating lease liabilities-non-current portion	172	-
Weighted average remaining lease term (in years)	1.9	1.0
Weighted average discount rate	3.2%	3.2%

The following table presents operating lease cost related to the Group's leases:

	Year Ended September 30,
	2022	2023
	(USD in thousands)
Operating lease cost excluding short-term rental expense	219	226
Short-term rental expense	-	10
Total	219	236

The following table reconciles the undiscounted cash flows of the Group's leases as of September 30, 2023 to the present value of its operating lease payments:

Year Ended September 30,	(USD in thousands)
2024	215
2025 and afterwards	-
Total undiscounted operating lease payments	215
Less: imputed interest	(3)
Present value of operating lease liabilities, current portion	212
Present value of operating lease liabilities, non-current portion	-

F-40

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. LOANS

	As of September 30,
	2022	2023
	(USD in thousands)
Short-term loans
Industrial and Commercial Bank of China ("ICBC") (1)(2)	422	411
Bank of China ("BOC") (3)(4)	232	411
China Merchants Bank ("CMB") (5)	-	371
Bank of Communications ("BOCOM") (6)	-	274
Total short-term loans	654	1,467
Long-term debts
WeBank Co., Ltd. ("WeBank") (7)	93	-
Total loans	747	1,467

(1)

The Group obtained a loan of RMB 3.0 million (USD 0.45 million) in June 2022 for 6 months, with annual interest rate of 4.3%, from ICBC. The Group repaid RMB 3.0 million (USD 0.42million) in November 2022.

(2)

The Group obtained a loan of RMB 3.0 million (USD 0.44 million) in April 2023 for 6 months, with annual interest rate of 4.25%, from ICBC. In October 2023, the Group repaid a loan of RMB3.0 million (USD 0.42 million).

(3)

The Group obtained a loan of RMB 2.0 million (USD 0.32 million) in February 2022 for 1 year, with annual interest rate of 4.2%, from BOC. The Group repaid RMB 0.35 million (USD 0.05 million) from March to September 2022, and RMB 1.65 million (USD 0.24 million) from October 2022 to February 2023.

(4)

The Group obtained a loan of RMB 3.0 million (USD 0.43 million) in March 2023 for 1 year, with annual interest rate of 4.1%, from BOC. In March 2024, the Group repaid a loan of RMB3.0 million (USD 0.42 million).

(5)

The Group obtained a loan of RMB 2.7 million (USD 0.38 million) in September 2023 for 1 year, with annual interest rate of 4.83%, from CMB. In March 2024, the Group repaid a loan of RMB2.7 million (USD 0.37 million).

(6)

The Group obtained a loan of RMB 2.0 million (USD 0.28 million) in May 2023 for 1 year, with annual interest rate of 4.92%, from BOCOM. In May 2024, the Group repaid a loan of RMB 2.0 million (USD 0.28 million).

(7)

The Group obtained a loan of RMB 0.99 million (USD 0.15 million) on November 11, 2021 for 2 years, with annual interest rate of 9.0%, from Webank. The Group repaid RMB 0.33 million (USD 0.05 million) from March to September 2022, and RMB 0.66 million (USD 0.09 million) from October 2022 to December 2022.

F-41

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. LOANS (cont.)

The loans from banks bear interest rates from 4.20% to 9.00% and from 4.10% to 4.92% as of September 30, 2022 and 2023, respectively.

Maturities of loans are as follows as of September 30, 2023.

Year ending September 30,	(USD in thousands)
2024	1,467
Total	1,467

8. OTHER PAYABLES

	As of September 30,
	2022	2023
	(USD in thousands)
Employee compensation and benefits	184	217
Value-added tax and surcharge payable	163	347
Others	3	2
Total	350	566

9. EQUITY

Ordinary shares, subscription receivables and additional paid-in capital

The Company is established in Cayman Islands on May 13, 2024. The Company’s Memorandum and Articles of Association authorizes the Company to issue 500,000,000 ordinary shares with a par value of USD 0.0001 per share. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors.

As of September 30, 2023, no shareholders funded the ordinary shares in Cayman Islands and the Company recorded subscription receivables.

On May 13, 2024, the Company issued 20,000,000 ordinary shares to Squirrel Enlivened Technology Co., Ltd, 90.5% equity interest of which is held by Squirrel Enlivened Holdings Co., Ltd.

Squirrel Enlivened Holdings Co., Ltd is ultimately held by Angxiong Zhao (64.09%), Wenbo Huang (19.88%), Ying Ye (14.92%) and Yanshen Lu by (1.11%).

10. RESTRICTED NET ASSETS

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations, the Group is required to maintain a statutory reserve (“PRC statutory reserve”), which is a non-distributable reserve fund. The Group’s PRC subsidiaries are required to allocate 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of its registered capital. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The statutory reserve fund amounted to nil and nil as of September 30, 2022 and 2023, respectively.

In addition, the paid-in capital of the Company’s PRC subsidiaries is considered restricted due to restrictions on the distribution of share capital. It was USD 0.2 million and USD 0.2 million as of September 30, 2022 and 2023, respectively.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including statutory reserve and paid-in capital, either in the form of dividends, loans, or advances. Such restricted portion amounted to USD 0.2 million and USD 0.2million as of September 30, 2022 and 2023, respectively.

F-42

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. (LOSS) EARNINGS PER SHARE

For the purpose of calculating (loss) earnings per share, the number of shares used in this calculation reflects the outstanding shares of the Company as if the Reorganization in August 2024 as described in Note 1 took place at the earliest period presented. As we have no equity instruments with potential dilutive effects, diluted (loss) earnings per share) is the same as basic (loss) earnings per share. Basic and diluted (loss) earnings per share for the years ended September 30, 2022 and 2023 are calculated as follows:

	For the year ended September 30,
	2022	2023
	(USD in thousands, except for share and per share data)
Basic and diluted (loss) earnings per share calculation:
Numerator:
Net (loss) income attributable to Squirrel’s shareholders	(388)	806
Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	20,000,000	20,000,000
(Loss) earnings per share attributable to ordinary shareholders of the Company	(0.02)	0.04

* On May 13, 2024, the Company issued 20,000,000 ordinary shares. All references to numbers of ordinary shares and per-share data in the accompanying consolidated financial statements were adjusted to reflect such issuance of shares on a retrospective basis.

12. REVENUES

	For the year ended September 30,
	2022	2023
	(USD in thousands)
Brand marketing and strategic consulting service	2,670	4,731
On-line store management service	334	152
Total revenues	3,004	4,883

The following table presents the contract liabilities:

	As of September 30,
	2022	2023
	(USD in thousands)
Contract liabilities	910	592

Revenues of USD0.5 million and USD0.8 million were recognized for the year ended September 30, 2022 and 2023, respectively, that were included in contract liabilities at the year beginning.

F-43

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. COST OF REVENUES

	For the year ended September 30,
	2022	2023
	(USD in thousands)
Brand marketing and strategic consulting service	2,452	2,802
On-line store management service	254	88
Total cost of revenues	2,706	2,890

The following table presents the fulfillment cost:

	As of September 30,
	2022	2023
	(USD in thousands)
Fulfillment cost	69	-

Cost of revenues of nil and USD0.07 million were recognized for the year ended September 30, 2022 and 2023, respectively, that were included in fulfillment cost at the year beginning.

14. TAXATION

Income Tax

1) Cayman Islands

The Company is incorporated as an exempted Company in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

2) Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to a progressive income tax rate, 8.25% for assessable profits not exceeding HK$ 2 million and 16.5% for assessable profits in excess of HK$ 2 million on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

3) Mainland China

The Company’s subsidiaries established in Mainland China are subject to statutory income tax at a rate of 25%, unless preferential tax rates were applicable. Dividends paid by our wholly foreign-owned subsidiary in Mainland China, Squirrel SZ, to our intermediary holding company in Hong Kong, will be subject to a withholding tax rate of 10%. If Squirrel HK satisfies all the requirements under preferential tax arrangements and receives approval from the relevant tax authority, then the dividends paid to Squirrel HK would be subject to withholding tax at the standard rate of 5%.

The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. If the holding company in the Cayman Islands or any of the Company’s subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, the Company’s worldwide income would be subject to enterprise income tax rate of 25%.

F-44

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. TAXATION (cont.)

(Loss) income before income tax expenses consists of the following, of which pre-tax (loss) income in Cayman Islands and Hong Kong is immaterial and combined.

	For the year ended September 30,
	2022	2023
	(USD in thousands)
(Loss) income from entities in Mainland China	(487)	1,170
(Loss) income before income tax expenses	(487)	1,170

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses:

	For the year ended September 30,
	2022	2023
	(USD in thousands)
Current income tax expenses	-	263
Deferred income tax (benefit) expense	(87)	76
Income tax (benefit) expenses	(87)	339

Tax Reconciliation

Reconciliation between the income tax (benefit) expenses computed by applying the Mainland China enterprise tax rate to (loss) income before income taxes and actual provision were as follows:

	For the year ended September 30,
	2022	2023
Income tax rate in Mainland China	25.0%	25.0%
Effect of tax holiday (1)	(22.5)%	-
Effect of permanent difference	15.3%	4.0%
Effective income tax rate	17.8%	29.0%

(1) Preferential tax rate 2.5% was applicable for taxable income not exceeding RMB 3 million in Mainland China for the year ended September 30, 2022. Taxable income was more than RMB 3 million for the year ended September 30, 2023, not subject to the preferential tax rate.

Deferred Tax Assets and Liabilities

Deferred income tax expenses reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets and liabilities are as follows:

	As of September 30,
	2022	2023
	(USD in thousands)
Deferred Tax Assets
Net operating loss carry forwards	80	1
Operating lease	95	49
Total deferred tax assets	175	50

Deferred Tax liabilities
Operating lease	95	46

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgement, and forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses.

F-45

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. TAXATION (cont.)

As of September 30, 2022 and 2023, the Group had net operating loss carry forwards of approximately USD 0.34 million and USD 0.02 million, respectively, which arose from the subsidiaries established in Mainland China. Except the net operating loss carry forwards of USD 0. 02 million generated in the year ended September 30, 2023, all the other operating loss carry forwards were utilized by September 30, 2023. The net operating loss carry forwards of USD 0. 02 million as of September 30, 2023 will expire in the calendar year 2028. As of September 30, 2022 and 2023, all the net operating loss carry forwards are expected to be utilized prior to expiration, considering future taxable income for the respective entities.

Uncertain Tax Position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

15. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related party of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Shenzhen Squirrel Yuedong Technology Co., Ltd.	Controlled by a principal shareholder
Shenzhen Manfendinglv Marketing Co., Ltd.	Affiliate
Angxiong Zhao	Principal shareholder, Chief Executive Officer and Chairman of the Board
Ying Ye	Principal shareholder, Chief Financial Officer and director
Wenbo Huang	Principal shareholder, Chief Marketing Officer and director
Jun Hou (1)	Used to be a principal shareholder

(1) Jun Hou held 5% share equity in Shenzhen Squirrel Enlivened Media Group Co., Ltd. from May 2018, until he transferred all his shares to Angxiong Zhao in August 2023.

(a) Amounts Due from Related Parties

	As of September 30,
	2022	2023
	(USD in thousands)
Angxiong Zhao	-	747
Ying Ye	184	461
Wenbo Huang	208	480
Total	392	1,688

From time to time, the Group provides funds to related parties for the purpose of funding operating activities. As of the day the financial statements are ready to issue, these advances are settled completely either by cash repayments or by the Group recognizing operating expenses when the related-party pays on behalf of the Group for operating purposes.

(b) Amounts Due to Related Parties

	As of September 30,
	2022	2023
	(USD in thousands)
Shenzhen Squirrel Yuedong Technology Co., Ltd. (1)	34	67
Shenzhen Manfendinglv Marketing Co., Ltd. (2)	-	30
Angxiong Zhao(1)	83	-
Jun Hou (3)	160	18
Total	277	115

(1)	The balance represents the amount outstanding at the period end that the related parties paid for expenses on behalf of the Group.

(2)	Shenzhen Manfendinglv Marketing Co., Ltd. provided filming service to the Group.

(3)

The Group obtained a loan of RMB 1 million (USD 0.16 million) from Jun Hou on May 16, 2018 for 1 year, with annual interest rate of 4%. And it was extended to August 15, 2023 with no interest from August 16 2022 to August 15, 2023, leading to accumulated interest expense of RMB 0.17 million (USD 0.03 million) accrued as of September 30, 2022. The Group repaid RMB 1.0 million (USD 0.13 million) from May to September 2023, and the payable balance as of September 30, 2023 represents the interest due.

F-46

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

(c) Service Provided by Related Party

	For the year ended September 30,
	2022	2023
	(USD in thousands)
Shenzhen Manfendinglv Marketing Co., Ltd. (1)	-	70
Shenzhen Squirrel Yuedong Technology Co., Ltd. (1)	191	102
Total service provided by related party	191	172

(1) Shenzhen Manfendinglv Marketing Co., Ltd. and Shenzhen Squirrel Yuedong Technology Co., Ltd., Ltd provided filming service to the Group.

(d) Other Income Generated from Related Parties

	For the year ended September 30,
	2022	2023
	(USD in thousands)
Sales of goods to:
Ying Ye	6	14
Wenbo Huang	5	-
Total other income generated from related parties	11	14

16. COMMITMENT AND CONTINGENCIES

Commitment

As of September 30, 2023, the Group had no material purchase commitments, significant capital commitments, long-term obligations or guarantees.

Contingencies

From time to time, we may become involved in claims, investigations and proceedings in the ordinary course of business. As of the date that the consolidated financial statements are issued, the Group reviews its regulatory inquiries and other legal proceedings on an ongoing basis, evaluates whether potential regulatory fines or losses from proceedings are probable and make estimates of the loss if probable. As of September 30, 2023, the Group believes that none of these matters, individually or in combination had a material effect on its business, assets or operations and there was no accrual for such matters.

17. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date on which the consolidated financial statements were available to be issued.

In October 2023, the Company acquired additional 51% of the equity interest in Shenzhen Manfen, previously an equity investee of the Company as of September 30, 2023, for nominal consideration. The acquisition constituted a business combination, and the Company held 100% equity interest in Shenzhen Manfen since then. Shenzhen Manfen only provided limited filming services to Shenzhen Squirrel, as disclosed in Note 15 to the accompanied consolidated financial statements before the acquisition and the management did not expect the business combination will have material impact on the consolidated financial statements.

In May 2024, the Group obtained a loan of RMB 2.0 million (USD 0.28 million) for 1 year, with annual interest rate of 4.13%, from BOCOM.

In June 2024, the Group obtain a loan of RMB 3.0 million (USD 0.42 million) for 1 year, with annual interest rate of 4.0% from China Everbright Bank, and repaid RMB 0.18 million (USD 0.02 million) from July to August 2024.

From October 2023 to August 2024, the Company paid monthly extension fee of USD 0.71 million in aggregate to Horizon Space Acquisition I Corp. in order to effectuate extension of Horizon’s deadline to consummate a Business Combination.

All subsequent events requiring recognition as of September 30, 2023 have been incorporated into these consolidated financial statements and there are no other significant subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events”.

F-47

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets of the parent company

(Amount in thousands of USD, except for share and per share data)

	As of September 30,
	2022	2023
	USD	USD
ASSETS
Investment in subsidiaries	(682)	115
Total assets	(682)	115

LIABILITIES
Total liabilities	-	-

SHAREHOLDERS’ (DEFICIT) EQUITY

Ordinary shares (USD0.0001 par value; 500,000,000 shares authorized as of September 30, 2022 and 2023; 20,000,000 shares issued and outstanding as of September 30, 2022 and 2023 *)	2	2
Subscription Receivables	(2)	(2)
Additional paid-in capital	199	199
Accumulated deficit	(910)	(104)
Other comprehensive income	29	20
Total shareholders’ (deficit) equity	(682)	115
Total liabilities and shareholders’ (deficit) equity	(682)	115

____________

*

On May 13, 2024, the Company issued 20,000,000 ordinary shares. All references to numbers of ordinary shares and per-share data in the accompanying consolidated financial statements were adjusted to reflect such issuance of shares on a retrospective basis.

Condensed statements of operations and comprehensive (loss) income of the parent company

(Amount in thousands of USD, except for share and per share data)

	For the year ended September 30,
	2022	2023
	USD	USD
(Loss) gain from investment in subsidiaries	(388)	806
Net (loss) income	(388)	806

Net (loss) income	(388)	806
Other comprehensive income (loss), net of tax	64	(9)
Total comprehensive (loss) income	(324)	797

F-48

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

Condensed statements of cash flows of the parent company

(Amount in thousands of USD, except for share and per share data)

	For the year ended September 30,
	2022	2023
	USD	USD
Cash flows from operating activities
Net (loss) income	(388)	806
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Loss (gain) from investment in subsidiaries	388	(806)
Net cash used in operating activities	-	-

Net increase in cash, cash equivalents and restricted cash	-	-
Cash, cash equivalents and restricted cash at beginning of the year	-	-
Cash, cash equivalents and restricted cash at end of the year	-	-

Basis of presentation

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. For the parent company, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, “Investments-Equity Method and Joint Ventures.” Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries” and the subsidiaries profit or loss as “(Loss) gain from investment in subsidiaries” on the Condensed Statements of Operations and Comprehensive (Loss) Income.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

F-49

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

HORIZON SPACE ACQUISITION I CORP

BALANCE SHEETS

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Assets
Current assets:
Cash	$21,876	$283,281
Prepaid expenses	60,389	15,627
Total current assets	82,265	298,908

Investments held in Trust Account	61,128,031	67,946,855
Total Assets	$61,210,296	$68,245,763

Liabilities, Temporary Equity, and Shareholders' Deficit
Current liabilities:
Promissory notes	$590,000	$210,000
Extension loan - related party	70,000	70,000
Working Capital Loan- related party	200,000	-
Accounts payable and accrued expenses	19,743	133,718
Total current liabilities	879,743	413,718

Deferred underwriters' discount	2,415,000	2,415,000
Total Liabilities	3,294,743	2,828,718

Commitments and Contingencies

Ordinary shares subject to possible redemption,5,521,640 and 6,337,221 shares at redemption value of $11.071 and $10.722 per share as of June 30, 2024 and December 31, 2023, respectively	61,128,031	67,946,855

Shareholders' Deficit:
Preference shares, $0.0001 par value, 10,000,000 shares authorized, none issued and outstanding
Ordinary shares, $0.0001 par value, 490,000,000 shares authorized, 2,310,750 shares issued and outstanding as of June 30, 2024 and December 31, 2023 (excluding 5,521,640 and 6,337,221 shares subject to possible redemption, respectively)	231	231
Additional paid-in capital	-	-
Accumulated deficit	(3,212,709)	(2,530,041)
Total Shareholders' Deficit	(3,212,478)	(2,529,810)
Total Liabilities, Temporary Equity, and Shareholders' Deficit	$61,210,296	$68,245,763

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-50

HORIZON SPACE ACQUISITION I CORP

STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended June 30, 2024	For the Three Months Ended June 30, 2023	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023

Formation and operating costs	$155,009	$67,642	$302,668	$185,058
Loss from operations	(155,009)	(67,642)	(302,668)	(185,058)

Other income
Interest and dividend income on investments held in Trust	784,220	824,928	1,665,343	1,641,064

Net Income	$629,211	$757,286	$1,362,675	$1,456,006

Basic and diluted weighted average redeemable ordinary shares outstanding	5,521,640	6,900,000	5,911,506	6,900,000
Basic and diluted net income per redeemable ordinary shares	$0.13	$0.11	$0.26	$0.22

Basic and diluted weighted average non-redeemable ordinary shares outstanding	2,310,750	2,310,750	2,310,750	2,310,750
Basic and diluted net loss per non-redeemable ordinary share	$(0.04)	$(0.01)	$(0.08)	$(0.02)

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-51

HORIZON SPACE ACQUISITION I CORP
STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

	For the Six Months Ended June 30, 2024

			Additional		Total
	Ordinary Shares		Paid-in	Accumulated	Shareholders'
	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance as of December 31, 2023 (Audited)	2,310,750	$231	$-	$(2,530,041)	$(2,529,810)
Accretion of carrying value to redemption value	-	-	-	(1,081,123)	(1,081,123)
Net Income	-	-	-	733,464	733,464
Balance as of March 31, 2024 (Unaudited)	2,310,750	231	-	(2,877,700)	(2,877,469)
Accretion of carrying value to redemption value	-	-	-	(964,220)	(964,220)
Net Income	-	-	-	629,211	629,211
Balance as of June 30, 2024 (Unaudited)	2,310,750	$231	$-	$(3,212,709)	$(3,212,478)

	For the Six Months Ended June 30, 2023

			Additional		Total
	Ordinary Shares		Paid-in	Accumulated	Shareholders'
	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance as of December 31, 2022 (Audited)	2,310,750	$231	$-	$(1,744,886)	$(1,744,655)
Accretion of carrying value to redemption value			-	(816,136)	(816,136)
Net Income	-	-	-	698,720	698,720
Balance as of March 31, 2023 (Unaudited)	2,310,750	231	-	(1,862,302)	(1,862,071)
Accretion of carrying value to redemption value	-	-	-	(824,928)	(824,928)
Offering cost	-	-	-	(45,000)	(45,000)
Net income	-	-	-	757,286	757,286
Balance as of June 30, 2023 (Unaudited)	2,310,750	$231	$-	$(1,974,944)	$(1,974,713)

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-52

HORIZON SPACE ACQUISITION I CORP
STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023

Cash Flows from Operating Activities:
Net income	$1,362,675	$1,456,006
Adjustments to reconcile net income to net cash used in operating activities:
Interest and dividend income on investments held in Trust Account	(1,665,343)	(1,641,064)
Changes in operating assets and liabilities:		-
Prepaid expenses	(44,762)	13,406
Non-current prepaid expenses	-	19,716
Accounts payable and accrued expenses	(113,975)	(34,842)
Net Cash Used in Operating Activities	(461,405)	(186,778)

Cash Flows from Investing Activities:
Proceeds from sale of investments in the Trust Account	8,864,167	71,861,915
Purchase of investments in the Trust Account	-	(71,861,915)
Monthly extension fee deposited into Trust Account	(380,000)	-
Net Cash Provided by Investing Activities	8,484,167	-

Cash Flows from Financing Activities:
Ordinary shares redemption	(8,864,167)	-
Proceeds from working Capital loan - Related party	200,000	-
Proceeds from promissory notes	380,000	-
Net Cash Used in Financing Activities	(8,284,167)	-

Net Change in Cash	(261,405)	(186,778)

Cash, beginning of period	283,281	561,406
Cash, end of year	$21,876	$374,628

Supplemental Disclosure of Cash Flow Information:
Offering costs included in accrued expenses	$-	$45,000
Subsequent accretion of carrying value of public shares to redemption value	$(2,045,343)	$(1,641,064)

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-53

Horizon Space Acquisition I Corp.

Notes To Financial Statements

Note 1 — Organization, Business Operation and Going Concern Consideration

Horizon Space Acquisition I Corp. (the “Company”) is a blank check company incorporated in the Cayman Islands on June 14, 2022. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization, or similar business combination with one or more businesses (the “Business Combination”). The Company has selected December 31 as its fiscal year end.

As of June 30, 2024 and December 31, 2023, the Company had not commenced any operations. For the period from June 14, 2022 (inception) through June 30, 2024, the Company’s efforts have been limited to organizational activities, those necessary to prepare for the IPO, described below, and, after the IPO, identifying a target company for an initial business combination.  The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest and dividend income from the proceeds derived from the IPO (as defined below).

The registration statement for the Company’s initial public offering (“IPO”) became effective on December 21, 2022. On December 27, 2022 the Company consummated the IPO of 6,900,000 units (including 900,000 units issued upon the full exercise of the over-allotment option, the “Public Units”). Each Public Unit consists of one ordinary share, one redeemable warrant, and one right to receive one-tenth of one ordinary share. Each whole redeemable warrant entitles the holder thereof to purchase one ordinary share at an exercise price of $11.50 per share. Each warrant will become exercisable on the later of the completion of an initial Business Combination and one year from the date that the registration statement is declared effective and will expire five years after the completion of the initial Business Combination or earlier upon redemption or liquidation, as described in the registration statement. Each ten rights entitle the holder thereof to receive one ordinary share upon the consummation of the Business Combination. The Public Units (including the Public Units sold in connection with the exercise of the over-allotment option) were sold at an offering price of $10.00 per Public Unit, generating gross proceeds of $69,000,000 on December 27, 2022.

Substantially concurrently with the closing of the IPO, the Company completed the private sale of 385,750 units (the “Private Placement Unit”) at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds to the Company of $3,857,500. Each Private Placement Unit consists of one ordinary share, one whole warrant, and one right. These Private Placement Units are identical to the Public Units, subject to limited exceptions. However, the holders of the Private Placement Units are entitled to registration rights. In addition, the Private Placement Unit and the underlying securities may not, subject to certain limited exceptions, be transferred, assigned, or sold by the holder until completion of the initial Business Combination.

The Company also issued to the underwriter and/or its designees, 200,000 ordinary shares, or the “Representative Shares,” upon the consummation of the IPO. The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the commencement of sales in the IPO pursuant to FINRA Rule 5110(e)(1). The fair value of the 200,000 Representative Shares was approximately $1,046,000 or $5.23 per share.

Transaction costs amounted to $5,467,124, consisting of $1,380,000 of underwriting discounts and commissions, $2,415,000 of deferred underwriting commissions, $626,124 of other offering costs and $1,046,000 fair value of the 200,000 Representative Shares considered as part of the transaction costs.

Following the closing of the IPO and the issuance and the sale of Private Placement Units on December 27, 2022, $70,207,500 ($10.175 per Public Unit) from the net proceeds of the sale of the Public Units in the IPO and the sale of Private Placement Units was placed into a U.S.-based trust account with Continental Stock Transfer & Trust Company (the “Trust Account”), acting as trustee, and will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to pay the Company’s tax obligations, the proceeds from the IPO and the sale of the Private Placement Unit that are deposited in the Trust Account will not be released from the Trust Account until the earliest to occur of: (a) the completion of the initial Business Combination, (b) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company does not complete the initial Business Combination by September 27, 2023 (or up to March 27, 2024 if the Company extends the period of time to consummate a Business Combination) (the “Combination Period”), provided that Horizon Space Acquisition I Sponsor Corp., a Cayman Islands company (the “Sponsor”) or designee must deposit into the Trust Account for each three months extension $690,000 ($0.10 per unit) (the “Original Extension Fee”), up to an aggregate of $1,380,000, on or prior to the date of the applicable deadline, or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity and (c) the redemption of the public shares if the Company is unable to complete the Business Combination by the Combination Period. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the public shareholders.

F-54

Horizon Space Acquisition I Corp.

Notes To Financial Statements

The Company’s initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding deferred underwriting commissions and interest income earned on the Trust Account that is released for working capital purposes or to pay taxes) at the time of the agreement to enter the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target sufficient for the post-transaction company not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.

The ordinary shares subject to redemption are being recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination. If the Company cannot complete a Business Combination by September 27, 2023 (or up to March 27, 2024 if the Company extends the period of time to consummate a Business Combination), unless the Company extends such period pursuant to its amended and restated memorandum and articles of association, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company for working capital purposes or to pay the taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants and rights, which will expire worthless if the Company fails to complete the Business Combination by September 27, 2023 (or up to March 27, 2024 if the Company extends the time needed to complete a Business Combination).

On March 22, 2024, the Company held an extraordinary general meeting of shareholders (the “2024 Extraordinary Meeting”) where the shareholders of the Company approved various proposals, including to amend its amended and restated memorandum and articles of association to provide that the Company has until March 27, 2024 to complete a Business Combination and may elect to extend the period to consummate a Business Combination up to nine times, each by an additional monthly extension (the “Monthly Extension”), for a total up to nine months to December 27, 2024. For each Monthly Extension, the Sponsor and/or its designee will deposit $60,000 for all remaining public shares into the Trust Account (the “New Extension Fee” and together with the Original Extension Fee, the “Extension Fee”). In connection with 2024 Extraordinary Meeting, the Company redeemed a total of 815,581 ordinary shares and approximately $8.86 million was released from the Trust Account to pay such redeeming shareholders upon the completion of the redemption.

From September 2023 to December 2023, an aggregate of $280,000 Extension Fee had been deposited into the Trust Account, among which $70,000 was made by the Sponsor and $210,000 was made by Shenzhen Squirrel Enlivened Media Group Co. Ltd (“Shenzhen Squirrel”), respectively. The Company issued the Sponsor Extension Note (as defined below) to the Sponsor and three unsecured promissory notes to Shenzhen Squirrel (the “Target Extension Notes” and together with the Sponsor Extension Note, collectively, the “Extension Notes”), respectively, in connection with their payment for the Extension Fees.

From January 2024 to June 2024, six Extension Fee in a total of $380,000 were deposited into the Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate its initial business combination by July 27, 2024 (the “Extension”). The six payments of Extension Fee were made by Shenzhen Squirrel, pursuant a non-binding letter of intent entered into by and between the Company and Shenzhen Squirrel on October 17, 2023, in connection with a potential business combination with Shenzhen Squirrel, as amended (the “LOI”).  . From January 2024 to June 2024, the Company issued six Target Extension Notes to Shenzhen Squirrel in connection with the payment of the Extension Fee.

F-55

Horizon Space Acquisition I Corp.

Notes To Financial Statements

On July 25, 2024, an aggregate of $60,000 of the Extension Fee was deposited into the Trust Account for public shareholders, as a result of which, the Company currently has until August 27, 2024 to consummation its initial business combination. The payment of the Extension Fee was made by Shenzhen Squirrel pursuant to the LOI. The Company issued a Target Extension Note, in the aggregate principal amount of $60,000 dated July 29, 2024 to Shenzhen Squirrel in connection with the payment of the Extension Fee.

Going Concern Consideration

As of June 30, 2024, the Company had cash of $21,876 and a working capital deficit of $797,478.

The Company’s liquidity needs prior to the consummation of the IPO had been satisfied through a payment from the Sponsor of $25,000 for the Founder Shares and the loan under an unsecured promissory note from the Sponsor of $389,200.

The Company’s cash and working capital as of June 30, 2024, are not sufficient to complete its planned activities to consummate a Business Combination for the upcoming year. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. In addition, if the Company is unable to complete a Business Combination within the Combination Period, the Company’s board of directors would proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company. There is no assurance that the Company’s plans to consummate a Business Combination will be successful within the Combination Period. As a result, management has determined that such additional conditions also raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Interim results are not necessarily indicative of results to be expected for any other interim period or for the full year. The information included in this Form 10-Q should be read in conjunction with information included in the Company’s annual report on Form 10-K for the year ended December 31, 2023, filed with the SEC on April 1, 2024.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart The Company’s Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

F-56

Horizon Space Acquisition I Corp.

Notes To Financial Statements

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $21,876 and $283,281  in cash and did not have any cash equivalents as of June 30, 2024 and December 31, 2023, respectively. As of June 30, 2024 and December 31, 2023, $0 and $33,281, respectively, was over the Federal Deposit Insurance Corporation (FDIC) limit.

Furthermore, recent bank failures, non-performance, or other adverse developments that affect financial institutions could impair the ability of one or more of the banks participating in the credit facility from honoring their commitments. Such events could have a material adverse effect on the Company’s financial condition or results of operations.

Investments Held in Trust Account

At June 30, 2024 and December 31, 2023, the assets held in the Trust Account were substantially held in mutual funds. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Interest and dividend income earned from investments held in Trust Account and gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest and dividend income on investments held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information. Income earned on these investments will be fully reinvested into the investments held in the Trust Account and therefore considered as an adjustment to reconcile net income (loss) to net cash used in operating activities in the condensed statements of cash flows. Such income reinvested will be used to redeem all or a portion of the ordinary shares upon the completion of Business Combination. For the six months ended June 30, 2024 and 2023, there were $1,665,343 and $1,641,064 of interest and dividend income recognized, respectively.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. As the Company’s warrants meet all the criteria for equity classification, so the Company will classify each warrant as its own equity.

F-57

Horizon Space Acquisition I Corp.

Notes To Financial Statements

Ordinary Shares Subject to Possible Redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s public shares feature certain redemption rights that are outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, as of June 30, 2024 and December 31, 2023, 5,521,640 and 6,337,221 ordinary shares subject to possible redemption are presented at redemption value of $11.071 and $10.722 per share, respectively, as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid in capital and accumulated deficit.

Offering Costs

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs – SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”.  Offering costs were $5,422,124 consisting principally of underwriting, legal, accounting and other expenses that are directly related to the IPO and charged to shareholders’ equity upon the completion of the IPO.

Net Income (Loss) Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net income (loss) less interest and dividend income and unrealized gain or loss on investments in the Trust Account less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public shareholders. The conversion feature of promissory note should be considered based on ASU 2020-06. However, the conversion features do not have impact to earnings per share calculation, because company suffered loss in private share as of June 30, 2024 and 2023. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the period presented.

The net income (loss) per share presented in the statement of operations is based on the following:

	For the Three Months	For the Three Months	For the Six Months	For the Six Months
	Ended	Ended	Ended	Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Net income	$629,211	$757,286	$1,362,675	$1,456,006
Accretion of carrying value to redemption value	(964,220)	(824,928)	(2,045,343)	(1,641,064)
Net loss including accretion of carrying value of Redemption value	$(335,009)	$(67,642)	$(682,668)	$(185,058)

F-58

Horizon Space Acquisition I Corp.

Notes To Financial Statements

	For the Three Months Ended		For the Three Months Ended
	June 30, 2024		June 30, 2023
		Non-		Non-
	Redeemable	Redeemable	Redeemable	Redeemable
	Common	Common	Common	Common
	Stock	Stock	Stock	Stock
Basic and diluted net income (loss) per share:
Numerators:
Allocation of net loss including carrying value to redemption value	$(236,173)	$(98,836)	$(50,672)	$(16,970)
Accretion of carrying value to redemption value	964,220	-	824,928	-
Allocation of net income/(loss)	$728,047	$(98,836)	$774,256	$(16,970)

Denominators:
Weighted-average shares outstanding	5,521,640	2,310,750	6,900,000	2,310,750
Basic and diluted net income/ (loss) per share	$0.13	$(0.04)	$0.11	$(0.01)

	For the Six Months Ended		For the Six Months Ended
	June 30, 2024		June 30, 2023
		Non-		Non-
	Redeemable	Redeemable	Redeemable	Redeemable
	Common	Common	Common	Common
	Stock	Stock	Stock	Stock
Basic and diluted net income (loss) per share:
Numerators:
Allocation of net loss including carrying value to redemption value	$(490,813)	$(191,854)	$(138,631)	$(46,426)
Accretion of carrying value to redemption value	2,045,343	-	1,641,064	-
Allocation of net income/(loss)	$1,554,530	$(191,854)	$1,502,433	$(46,426)

Denominators:
Weighted-average shares outstanding	5,911,506	2,310,750	6,900,000	2,310,750
Basic and diluted net income/ (loss) per share	$0.26	$(0.08)	$0.22	$(0.02)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of June 30, 2024 and December 31, 2023, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

•

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

•

Level 2 - Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

•	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

F-59

Horizon Space Acquisition I Corp.

Notes To Financial Statements

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

At June 30, 2024 and December 31, 2023, the assets held in the Trust Account are invested in the BlackRock Liquidity Treasury Trust Fund, a money market mutual fund. All of the Company’s investments held in the Trust Account are classified as trading securities.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at June 30, 2024 and December 31, 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	June 30, 2024		December 31, 2023
	Level	Investment	Level	Investment

Assets:
Investments held in Trust Account	1	61,128,031	1	67,946,855
Total		$61,128,031		$67,946,855

Income Taxes

The Company accounts for income taxes under ASC740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company has identified Cayman Islands as its only “major” tax jurisdiction, as defined. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on June 14, 2022, the evaluation was performed for both 2022 and 2023 tax years which will be the only periods subject to examination. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company’s policy for recording interest and penalties associated with audits is to record such items as a component of income tax expense.

Income earned from U.S. debt obligations held in the Trust Account is intended to qualify for the portfolio income exemption or otherwise be exempt from U.S. withholding taxes. Furthermore, shareholders of the Company’s shares may be subject to tax in their respective jurisdictions based on applicable law, for instance, United States persons may be subject to tax on amounts deemed received depending on whether the Company is a passive foreign investment company and whether U.S. persons have made any applicable tax elections permitted under applicable law. The provision for income taxes was deemed to be immaterial for the six months ended June 30, 2024 and 2023.

The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws.

F-60

Horizon Space Acquisition I Corp.

Notes To Financial Statements

The Company’s tax provision was deemed to be de minimis for the period presented. The Company is considered to be an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On December 27, 2022, the Company consummated the IPO of 6,900,000 Public Units (including 900,000 Public Units issued upon the full exercise of the over-allotment option). Each Public Unit consists of one ordinary share, one redeemable warrant, and one right to receive one-tenth of one ordinary share. Each whole redeemable warrant entitles the holder thereof to purchase one ordinary share at an exercise price of $11.50 per share. Each warrant will become exercisable on the later of the completion of an initial Business Combination and one year from the date that the registration statement is declared effective and will expire five years after the completion of the initial Business Combination or earlier upon redemption or liquidation, as described in the registration statement. Each right entitles the holder thereof to receive one-tenth of one ordinary share upon the consummation of the Business Combination. The Public Units were sold at an offering price of $10.00 per Public Unit, generating gross proceeds of $69,000,000 on December 27, 2022.

All of the 6,900,000 public shares sold as part of the Public Units in the IPO contain a redemption feature which allows for the redemption of such public shares if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated memorandum and articles of association, or in connection with the Company’s liquidation. In accordance with the Securities and Exchange Commission (the “SEC”) and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity.

The Company’s redeemable ordinary share is subject to the SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

As of June 30, 2024 and December 31, 2023, the amounts of ordinary shares reflected on the condensed balance sheets are reconciled in the following table.

Ordinary shares subject to possible redemption, December 31, 2022	$70,220,851
Less:
Redemptions	(5,925,184)
Amount transferred to operating account	(100,000)
Plus:
Subsequent accretion of carrying value to redemption value	3,471,188
Monthly extension fees deposited	280,000
Ordinary shares subject to possible redemption, December 31, 2023	67,946,855
Less:
Redemptions	(8,864,167)
Plus:
Subsequent accretion of carrying value to redemption value	1,665,343
Monthly extension fees deposited	380,000
Ordinary shares subject to possible redemption, June 30, 2024	$61,128,031

F-61

Horizon Space Acquisition I Corp.

Notes To Financial Statements

Note 4 — Private Placement

Substantially concurrently with the closing of the IPO, the Company completed the private sale of 385,750 Private Placement Shares at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds to the Company of $3,857,500. Each Private Placement Unit consists of one ordinary share, one whole warrant, and one right. These Private Placement Units are identical to the Public Units, subject to limited exceptions. However, the holder of the Private Placement Units is entitled to registration rights. In addition, the Private Placement Units and the underlying securities may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until completion of the initial Business Combination.

Note 5 — Promissory Notes

Pursuant to the LOI entered into by and between the Company and Shenzhen Squirrel, Shenzhen Squirrel has agreed to deposit the agreed reasonable amount into the Company’s Trust Account in order to effectuate the extension of the Company’s deadline to consummate a Business Combination. Shenzhen Squirrel had deposited a total of six Extension Fees, including two payments for the Original Extension Fee each in the amount of $70,000 from January through February 2024 and four payments for the New Extension Fee each in the amount of $60,000 from March through June 2024, or an aggregate of $380,000, into the Trust Account of the Company to extend the deadline for the Company to complete the Business Combination contemplated therein by July 27, 2024. Each payment for the Extension Fees from Shenzhen Squirrel was evidenced by one Target Extension Note issued by the Company to Shenzhen Squirrel.

The Target Extension Notes bear no interest and are payable in full upon the earlier to occur of (i) the consummation of the Company’s initial Business Combination or (ii) the date of expiration of the term of the Company (the “Maturity Date”). As the payee of the Target Extension Notes, Shenzhen Squirrel, has the right, but not the obligation, to convert the Target Extension Notes, in whole or in part, respectively, into the Extension Units of the Company, each consisting of one ordinary share, one warrant, and one right to receive one-tenth (1/10) of one ordinary share upon the consummation of its initial Business Combination. The number of Extension Units to be received by the payees in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to such payee by (y) $10.00. At Maturity Date, any overdue amounts shall accrue default interest at a rate per annum equal to the interest rate which is the prevailing short term United States Treasury Bill rate, from the date on which such payment is due until the day on which all sums due are received by Shenzhen Squirrel.

As of June 30, 2024 and December 31, 2023, the Company had borrowings of $590,000 and $210,000 under the Target Extension Notes from Shenzhen Squirrel, respectively.

Note 6 — Related Party Transactions

Founder Shares

On June 14, 2022, the Company issued 10,000 ordinary shares of a par value of $0.0001 each to the Sponsor. On August 30, 2022, the Sponsor acquired 1,725,000 ordinary shares (the “Founder Shares”) for a purchase price of $25,000 and surrendered 10,000 ordinary shares for a par value of $0.0001 each. Those shares issuance and cancelation were considered as a recapitalization, which were recorded and presented retroactively. On December 27, 2022, the underwriters exercised the over-allotment option in full, so there are no Founder Shares subject to forfeiture.

Simultaneously with the effectiveness of the registration statement and prior to the closing of the IPO (including the full exercise of over-allotment option), the Sponsor transferred to the Company’s independent directors, Messrs. Angel Colon, Mark Singh, and Rodolfo Jose Gonzalez Caceres, 8,000, 5,000 and 5,000 Founder Shares, respectively, pursuant to a certain securities transfer agreement (the “Securities Transfer Agreement”) dated September 12, 2022 among the Company, the transferees and the Sponsor.

The transfer of the Founders Shares to the Company’s independent directors, as described above, is within the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, share-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The fair value of the 18,000 Founder Shares transferred to the Company’s independent directors was approximately $93,780 or $5.21 per share.

F-62

Horizon Space Acquisition I Corp.

Notes To Financial Statements

Promissory notes — Related Party

On August 30, 2022, the Sponsor agreed to loan the Company up to $500,000 to be used for a portion of the expenses of the IPO. This loan is non-interest bearing, unsecured and is due at the earlier of (1) August 31, 2023 or (2) the date on which the Company consummates an initial public offering of its securities. Total amount of $389,200 under the Promissory Note was fully repaid upon closing of the IPO on December 27, 2022. This note has been terminated after the repayment.

On September 26, 2023, in connection with the payment of the Extension Fee, the Company issued an unsecured promissory note in the principal amount of $70,000 to the Sponsor (the “Sponsor Extension Note”).

As of June 30, 2024 and December 31, 2023, the Company had borrowings of 70,000, under the Sponsor Extension Note from the Sponsor.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended initial Business Combination, or to extend the Combination Period, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. Any such loans would be on an interest-free basis and would be repaid only from funds held outside the Trust Account or from funds released to the Company upon completion of the Company’s initial Business Combination. Up to $3,000,000 of such loans may be convertible into units at a price of $10.00 per unit, at the option of the lender. The units would be identical to the Private Placement Units issued to the Sponsor. The Company does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as the Company does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Company’s Trust Account, but if the Company does, it will request such lender to provide a waiver against any and all rights to seek access to funds in the Trust Account.

On April 12, 2024, the Company issued an unsecured promissory note in the principal amount of $300,000 to the Sponsor (the “Sponsor Note,” together with the Extension Notes, collectively, the “Notes”). The proceeds of the Sponsor Note, which may be drawn down from time to time until the Company consummates its initial business combination, will be used for general working capital purposes. The Notes bear no interest and are payable in full upon the Maturity Date. The following shall constitute an event of default: (i) a failure to pay the principal within five business days of the Maturity Date; (ii) the commencement of a voluntary or involuntary bankruptcy action, (iii) the breach of the Company’s obligations thereunder; (iv) any cross defaults; (v) an enforcement proceedings against the Company; and (vi) any unlawfulness and invalidity in connection with the performance of the obligations thereunder, in which case the Notes may be accelerated. The payees of the Notes have the right, but not the obligation, to convert the Notes, in whole or in part, respectively, into the Conversion Units of the Company, each consisting of one ordinary share, one warrant, and one right to receive one-tenth (1/10) of one ordinary share upon the consummation of a business combination. The number of Conversion Units to be received by the payees in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the payees by (y) $10.00.

 As of June 30, 2024 and December 31, 2023, the Company had $200,000 and $0 borrowings under the working capital loans.

Note 7 — Commitments & Contingencies

Registration Rights

The holders of the Founder Shares and Private Placement Units (and any securities underlying the Private Placement Units) will be entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the IPO requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form registration demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriters Agreement

The Underwriter will be entitled to a deferred fee of 3.5% of the gross proceeds of the IPO, or $2,415,000 upon consummation of the Company’s initial Business Combination.

F-63

Horizon Space Acquisition I Corp.

Notes To Financial Statements

Representative Shares

The Company issued to the underwriter and/or its designees, 200,000 Representative Shares upon the consummation of the IPO. The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the commencement of sales in the IPO pursuant to FINRA Rule 5110(e)(1). The fair value of the 200,000 Representative Shares was approximately $1,046,000 or $5.23 per share.

Note 8 — Shareholder’s Equity

The Company is authorized to issue 500,000,000 shares, including 490,000,000 ordinary shares, par value of $0.0001 per share, and 10,000,000 preference shares, par value of $0.0001 per share.

On June 14, 2022, the Company issued 10,000 ordinary shares of a par value of $0.0001 each to the Sponsor. On August 30, 2022, the Sponsor acquired 1,725,000 Founder Shares (up to 225,000 of which were subject to forfeiture) at a price of approximately $0.0145 per share for an aggregate of $25,000 and surrendered 10,000 ordinary shares of a par value of $0.0001 each. Those shares issuance and cancelation were considered as a recapitalization, which were recorded and presented retroactively. As a result of the underwriters’ election to fully exercise their over-allotment option on December 27, 2022, no ordinary shares are currently subject to forfeiture.

As of June 30, 2024 and December 31, 2023, there were 2,310,750 and 2,310,750 ordinary shares issued and outstanding, excluding 5,521,640 and 6,337,221 shares subject to possible redemption, respectively.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of ordinary shares will vote on all matters submitted to a vote of the Company’s shareholders except as required by law. Unless specified in the Company’s amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Act or applicable stock exchange rules, the affirmative vote of a majority of the Company’s ordinary shares that are voted is required to approve any such matter voted on by the Company’s shareholders. Approval of certain actions will require a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds of the Company’s ordinary shares that are voted, and pursuant to the memorandum and articles of association; such actions include amending the memorandum and articles of association and approving a statutory merger or consolidation with another company. The Company’s board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being appointed in each year. There is no cumulative voting with respect to the appointment of directors, with the result that the holders of more than 50% of the shares voted for the appointment of directors can appoint all of the directors. The shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Warrants — Each whole warrant entitles the registered holder to purchase one whole ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of the completion of an initial Business Combination and one year from the date that the registration statement is declared effective. The warrants will expire five years after the completion of the Company’s initial Business Combination, or earlier upon redemption or liquidation.

As of June 30, 2024 and December 31, 2023, 6,900,000 public warrants were outstanding. Substantially concurrently with the closing of the IPO, the Company issued 385,750 private warrants to the Sponsor included in the Private Placement Units. As of June 30, 2024 and December 31, 2023, there were 385,750 private warrants issued and outstanding. The Company will account for warrants as equity instruments in accordance with ASC 815, Derivatives and Hedging, based on the specific terms of the warrant agreement.

The Company has agreed that as soon as practicable after the closing of the initial Business Combination, the Company will use its best efforts to file, and within 60 business days following the closing of the initial Business Combination to have declared effective, a registration statement for the registration, under the Securities Act, of the ordinary shares issuable upon exercise of the warrants, and to maintain the effectiveness of such registration statement and a current prospectus relating to those ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Company’s ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at the Company’s option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, and the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

F-64

Horizon Space Acquisition I Corp.

Notes To Financial Statements

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

●

if, and only if, the closing price of the ordinary shares equals or exceeds $16.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “-Warrants-Public Shareholders’ Warrants-Anti-dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders).

●

if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date when the financial statements were issued. Based on this review, management identified the following subsequent events that are required disclosures in the financial statements.

On July 25, 2024, an aggregate of $60,000 of the New Extension Fee was deposited into the Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate its initial Business Combination by one month from July 27, 2024 to August 27, 2024. The payment of the Extension Fee was made by Shenzhen Squirrel pursuant to the LOI. The Company issued a Target Extension Note in the aggregate principal amount of $60,000 to Shenzhen Squirrel in connection with the payment of the Extension Fee on July 29, 2024.

Note 10 — Subsequent Events After the Date of the Form 10-Q Filed on August 9, 2024

On August 22, 2024, an aggregate of $60,000 of the New Extension Fee was deposited into the Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate its initial Business Combination by one month from August 27, 2024 to September 27, 2024. The payment of the Extension Fee was made by Shenzhen Squirrel pursuant to the LOI. The Company issued a Target Extension Note in the aggregate principal amount of $60,000 to Shenzhen Squirrel in connection with the payment of the Extension Fee on August 26, 2024.

On September 16, 2024, the Company (“HSPO” or, upon and following the Merger, “Surviving Company”) entered into an Agreement and Plan of Merger (the “Business Combination Agreement”) with Squirrel Enlivened Technology Co., Ltd, a Cayman Islands exempted company (“Squirrel HoldCo”), Squirrel Enlivened International Co., Ltd, a Cayman Islands exempted company and a wholly-owned subsidiary of Squirrel HoldCo (“Squirrel Cayman” or, upon and following the Reorganization, “Parent”), Squirrel Enlivened Overseas Co., Ltd, a Cayman Islands exempted company and a wholly-owned subsidiary of Squirrel Cayman (“Merger Sub”).

Pursuant to the Business Combination Agreement, among other things, (a) Squirrel HoldCo will merge with and into Squirrel Cayman in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”), whereupon the separate existence of Squirrel HoldCo will cease, and Squirrel Cayman will be the surviving company (the “Reorganization”), and (b) at least one (1) business day after the closing of the Reorganization (the “Reorganization Closing”), Merger Sub will merge with and into HSPO in accordance with the Cayman Companies Act, whereupon the separate existence of Merger Sub will cease, and HSPO will be the surviving company (the “Merger”). As a result of the Reorganization and the Merger, among other things, (a) all of the issued and outstanding securities of Squirrel HoldCo immediately prior to the filing of the plan of merger with respect to the Reorganization (the “Plan of Reorganization”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Reorganization (the “Reorganization Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive a certain number of securities of Squirrel Cayman as described below, and (b) all of the issued and outstanding securities of HSPO immediately prior to the filing of the plan of merger with respect to the Merger (the “Plan of Merger”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Merger (the “Merger Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of Parent, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Cayman Companies Act and other applicable laws. The Reorganization, the Merger and each of the other transactions contemplated by the Business Combination Agreement or any of the other relevant transactional documents are collectively referred to as the “Business Combination.”

Pursuant to the Business Combination Agreement, each ordinary share of Squirrel HoldCo, par value $0.0001 per share (the “Squirrel HoldCo Ordinary Shares”) issued and outstanding immediately prior to the Reorganization Effective Time, subject to certain exceptions, shall be cancelled and automatically converted into the right to receive, without interest, such number of the newly issued shares of the ordinary shares of Parent, par value $0.0001 per share (the “Parent Ordinary Shares”) that is equal to a ratio, being equal to a fraction: (A) the numerator of which is $200,000,000 divided by $10.00 per share , and (B) the denominator of which is the total number of Squirrel HoldCo Ordinary Shares issued and outstanding immediately prior to the Reorganization Effective Time.

On September 25, 2024, an aggregate of $60,000 of the New Extension Fee was deposited into the Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate its initial Business Combination by one month from September 27, 2024 to October 27, 2024. The payment of the Extension Fee was made by Shenzhen Squirrel pursuant to the Business Combination Agreement. The Company issued a Target Extension Note in the aggregate principal amount of $60,000 to Shenzhen Squirrel in connection with the payment of the Extension Fee on September 26, 2024.

On October 8, 2024, the Company issued an unsecured promissory note in the principal amount of $400,000 to the Sponsor. The proceeds of the Sponsor Note, which may be drawn down from time to time until the Company consummates its initial business combination, will be used for general working capital purposes.

On October 23, 2024, an aggregate of $60,000 of the New Extension Fee was deposited into the Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate its initial Business Combination by one month from October 27, 2024 to November 27, 2024. The payment of the Extension Fee was made by Shenzhen Squirrel pursuant to the Business Combination Agreement. The Company issued a Target Extension Note in the aggregate principal amount of $60,000 to Shenzhen Squirrel in connection with the payment of the Extension Fee on October 24, 2024.

F-65

 HORIZON SPACE ACQUISITION I CORP.

F-66

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Horizon Space Acquisition I Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Horizon Space Acquisition I Corp. (the “Company”) as of December 31, 2023 and 2022, and the related statements of operations, changes in shareholders’ deficit, and cash flows for the year ended December 31, 2023 and for the period from June 14, 2022 (inception) to December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 and for the period from June 14, 2022 (inception) to December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared to assume the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s cash and working capital as of December 31, 2023, are not sufficient to complete its planned activities to consummate a business combination for the upcoming year. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ UHY LLP
We have served as the Company’s auditor since 2022.

New York, New York
March 29, 2024

F-67

HORIZON SPACE ACQUISITION I CORP
BALANCE SHEETS

	December 31, 2023	December 31, 2022

Assets
Current assets:
Cash	$283,281	$561,406
Prepaid expenses - current	15,627	124,065
Total current assets	298,908	685,471

Prepaid expenses - non-current	-	19,716
Investments held in Trust Account	67,946,855	70,220,851
Total Assets	$68,245,763	$70,926,038

Liabilities, Temporary Equity, and Shareholders' Deficit
Current liabilities:
Promissory notes	$210,000	$-
Promissory note - related party	70,000	-
Accounts payable and accrued expenses	133,718	34,842
Total current liabilities	413,718	34,842

Deferred underwriters' discount	2,415,000	2,415,000
Total Liabilities	2,828,718	2,449,842

Commitments and Contingencies

Ordinary shares subject to possible redemption, 6,337,221 and 6,900,000 shares at redemption value of $10.722 and $10.177 per share as of December 31, 2023 and December 31, 2022, respectively	67,946,855	70,220,851

Shareholders' Deficit:
Preference shares, $0.0001 par value, 10,000,000 shares authorized, none issued and outstanding
Ordinary shares, $0.0001 par value, 490,000,000 shares authorized, 2,310,750 shares issued and outstanding as of December 31, 2023 and December 31, 2022 (excluding 6,337,221 and 6,900,000 shares subject to possible redemption, respectively)	231	231
Additional paid-in capital	-	-
Accumulated deficit	(2,530,041)	(1,744,886)
Total Shareholders' Deficit	(2,529,810)	(1,744,655)
Total Liabilities, Temporary Equity, and Shareholders' Deficit	$68,245,763	$70,926,038

The accompanying notes are an integral part of these financial statements.

F-68

HORIZON SPACE ACQUISITION I CORP
STATEMENTS OF OPERATIONS

		For the Period From
	For the	June 14, 2022
	Year ended	(Inception) Through
	December 31, 2023	December 31, 2022
Formation and operating costs	$560,155	$43,531
Share-based compensation expense		93,780
Loss from operations	(560,155)	(137,311)

Other income
Interest and dividend income on investments held in Trust Account	3,471,188	13,351

Net Income (Loss)	$2,911,033	$(123,960)

Basic and diluted weighted average redeemable ordinary shares outstanding	6,764,316	138,000
Basic and diluted net income per redeemable ordinary shares	$0.46	$97.07

Basic and diluted weighted average non-redeemable ordinary shares outstanding	2,310,750	1,516,215
Basic and diluted net loss per non-redeemable ordinary share	$(0.08)	$(8.92)

The accompanying notes are an integral part of these financial statements.

F-69

HORIZON SPACE ACQUISITION I CORP
STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

	For the Year Ended December 31, 2023
			Additional		Total Shareholders'
	Ordinary Shares		Paid-in	Accumulated	Equity
	Shares	Amount	Capital	Deficit	(Deficit)
Balance as of December 31, 2022	2,310,750	$231	$-	$(1,744,886)	$(1,744,655)
Subsequent accretion of carrying value to redemption value	-	-	-	(3,651,188)	(3,651,188)
Offering cost	-	-	-	(45,000)	(45,000)
Net Income	-	-	-	2,911,033	2,911,033
Balance as of December 31, 2023	2,310,750	$231	$-	$(2,530,041)	$(2,529,810)

	For the Period From June 14, 2022 (Inception) through December 31, 2022
			Additional		Total Shareholders'
	Ordinary Shares		Paid-in	Accumulated	Equity
	Shares	Amount	Capital	Deficit	(Deficit)
Balance as of June 14, 2022 (inception)	-	$-	$-	$-	$-
Founder shares issue to initial shareholder	10,000	1	-	-	1
Founder shares issued to initial shareholder	1,725,000	173	24,827		25,000
Founder shares surrendered	(10,000)	(1)	-	-	(1)
Sale of public units through public offering	6,900,000	690	68,999,310		69,000,000
Sale of private placement units	385,750	38	3,857,462		3,857,500
Issuance of representative shares	200,000	20	1,045,980		1,046,000
Share compensation expense			93,780		93,780
Underwriters' discount			(3,795,000)		(3,795,000)
Other offering expenses			(1,627,124)		(1,627,124)
Reclassification of ordinary shares subject to redemption	(6,900,000)	(690)	(60,305,310)	-	(60,306,000)
Allocation of offering costs to ordinary shares subject to redemption			4,712,045		4,712,045
Initial accretion of carrying value to redemption value			(13,005,970)	(1,607,575)	(14,613,545)
Subsequent accretion of carrying value to redemption value				(13,351)	(13,351)
Net loss				(123,960)	(123,960)
Balance as of December 31, 2022	2,310,750	$231	$-	$(1,744,886)	$(1,744,655)

The accompanying notes are an integral part of these financial statements.

F-70

HORIZON SPACE ACQUISITION I CORP
STATEMENTS OF CASH FLOWS

		For the Period
		From June 14, 2022
	For the Year Ended	(Inception) Through
	December 31, 2023	December 31, 2022

Cash Flows from Operating Activities:
Net loss	$2,911,033	$(123,960)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	-	93,780
Interest and dividend income on investments held in Trust Account	(3,471,188)	(13,351)
Changes in operating assets and liabilities:		-
Prepaid expenses	108,438	(124,065)
Non-current prepaid expenses	19,716	(19,716)
Accounts payable and accrued expenses	53,876	34,842
Net Cash Used in Operating Activities	(378,125)	(152,470)

Cash Flows from Investing Activities:
Proceeds from sale and maturity of investments in Trust Account	78,147,387
Purchase of investments held in Trust Account	(72,122,203)	(70,207,500)
Monthly extension fee deposited into Trust Account	(280,000)
Net Cash Provided by (Used in) Investing Activities	5,745,184	(70,207,500)

Cash Flows from Financing Activities:
Proceeds from sale of public units through public offerings, net of underwriters’ discount	-	67,620,000
Proceeds from sale of private placement units	-	3,857,500
Proceeds from issuance of promissory note to related party	-	389,200
Ordinary shares redemption	(5,925,184)
Repayment of promissory note to related party		(389,200)
Payment of offering costs		(556,124)
Proceeds from promissory notes	210,000
Proceeds form promissory notes – related party	70,000
Net Cash (Used in) Provided by Financing Activities	(5,645,184)	70,921,376

Net Change in Cash	(278,125)	561,406

Cash, beginning of period	561,406	-
Cash, end of year	$283,281	$561,406

Supplemental Disclosure of Cash Flow Information:
Offering costs paid by Sponsor in exchange for issuance of ordinary shares	$-	$25,000
Deferred underwriting commission charged to additional paid in capital	$-	$2,415,000
Issuance of representative shares	$-	$1,046,000
Initial accretion of carrying value or public shares to redemption value	$-	$(14,613,545)
Subsequent accretion of carrying value or public shares to redemption value	$-	$(13,351)
Offering costs included in accrued expenses	$45,000	$-
Subsequent accretion of carrying value for public shares to redemption value	$(3,651,188)	$-

The accompanying notes are an integral part of these financial statements.

F-71

Horizon Space Acquisition I Corp.

Notes To Financial Statements

Note 1 — Organization, Business Operation and Going Concern Consideration

Horizon Space Acquisition I Corp. (the “Company”) is a blank check company incorporated in the Cayman Islands on June 14, 2022. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization, or similar business combination with one or more businesses (the “Business Combination”). The Company has not selected any potential Business Combination target or initiated any substantive discussions, directly or indirectly, with any potential Business Combination prospects. The Company has selected December 31 as its fiscal year end.

As of December 31, 2023 and 2022, the Company had not commenced any operations. For the period from June 14, 2022 (inception) through December 31, 2023, the Company’s efforts have been limited to organizational activities as well as activities related to its IPO (as defined below). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest and dividend income from the proceeds derived from the IPO.

The registration statement for the Company’s initial public offering (“IPO”) became effective on December 21, 2022. On December 27, 2022 the Company consummated the IPO of 6,900,000 units (including 900,000 units issued upon the full exercise of the over-allotment option, the “Public Units”). Each Public Unit consists of one ordinary share, one redeemable warrant, and one right to receive one-tenth of one ordinary share. Each whole redeemable warrant entitles the holder thereof to purchase one ordinary share at an exercise price of $11.50 per share. Each warrant will become exercisable on the later of the completion of an initial Business Combination and one year from the date that the registration statement is declared effective and will expire five years after the completion of the initial Business Combination or earlier upon redemption or liquidation, as described in the registration statement. Each ten rights entitle the holder thereof to receive one ordinary share upon the consummation of the Business Combination. The Public Units (including the Public Units sold in connection with the exercise of the over-allotment option) were sold at an offering price of $10.00 per Public Unit, generating gross proceeds of $69,000,000 on December 27, 2022.

Substantially concurrently with the closing of the IPO, the Company completed the private sale of 385,750 units (the “Private Placement Unit”) at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds to the Company of $3,857,500. Each Private Placement Unit consists of one ordinary share, one whole warrant, and one right. These Private Placement Units are identical to the Public Units, subject to limited exceptions. However, the holders of the Private Placement Units are entitled to registration rights. In addition, the Private Placement Unit and the underlying securities may not, subject to certain limited exceptions, be transferred, assigned, or sold by the holder until completion of the initial Business Combination.

The Company also issued to the underwriter and/or its designees, 200,000 ordinary shares, or the “Representative Shares,” upon the consummation of the IPO. The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the commencement of sales in the IPO pursuant to FINRA Rule 5110(e)(1). The fair value of the 200,000 Representative Shares was approximately $1,046,000 or $5.23 per share.

Transaction costs amounted to $5,467,124, consisting of $1,380,000 of underwriting discounts and commissions, $2,415,000 of deferred underwriting commissions, $626,124 of other offering costs and $1,046,000 fair value of the 200,000 Representative Shares considered as part of the transaction costs.

Following the closing of the IPO and the issuance and the sale of Private Placement Units on December 27, 2022, $70,207,500 ($10.175 per Public Unit) from the net proceeds of the sale of the Public Units in the IPO and the sale of Private Placement Units was placed into a U.S.-based trust account with Continental Stock Transfer & Trust Company (the “Trust Account”), acting as trustee, and will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to pay the Company’s tax obligations, the proceeds from the IPO and the sale of the Private Placement Unit that are deposited in the Trust Account will not be released from the Trust Account until the earliest to occur of: (a) the completion of the initial Business Combination, (b) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company does not complete the initial Business Combination by September 27, 2023 (or up to March 27, 2024 if the Company extends the period of time to consummate a Business Combination) (the “Combination Period”), provided that Horizon Space Acquisition I Sponsor Corp., a Cayman Islands company (the “Sponsor”) or designee must deposit into the Trust Account for each three months extension $690,000 ($0.10 per unit), up to an aggregate of $1,380,000, on or prior to the date of the applicable deadline, or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity and (c) the redemption of the public shares if the Company is unable to complete the Business Combination by the Combination Period. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the public shareholders.

F-72

Horizon Space Acquisition I Corp.

Notes To Financial Statements

The Company’s initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding deferred underwriting commissions and interest income earned on the Trust Account that is released for working capital purposes or to pay taxes) at the time of the agreement to enter the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target sufficient for the post-transaction company not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.

The ordinary shares subject to redemption are being recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination. If the Company cannot complete a Business Combination by September 27, 2023 (or up to March 27, 2024 if the Company extends the period of time to consummate a Business Combination), unless the Company extends such period pursuant to its amended and restated memorandum and articles of association, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company for working capital purposes or to pay the taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants and rights, which will expire worthless if the Company fails to complete the Business Combination by September 27, 2023 (or up to March 27, 2024 if the Company extends the time needed to complete a Business Combination). On March 22, 2024, the Company held an extraordinary general meeting of the Company’s shareholders (the “2024 Extraordinary Meeting”) where the shareholders of the Company approved the proposals, among the others, to amend its amended and restated memorandum and articles of association to provide the Company has until March 27, 2024 to complete a Business Combination and may elect to extend the period to consummate a Business Combination up to nine times, each by an additional one-month extension (the “New Monthly Extension”), for a total up to nine months to December 27, 2024. See Note 9 Subsequent Events.

On September 25, 2023, the Company held an extraordinary general meeting (the “Shareholder Meeting”), at which the shareholders approved amending the Investment Management Trust Agreement dated December 21, 2022 (the “Trust Agreement”), by and between the Company and Continental Stock Transfer & Trust Company (the “Trustee”) to provide that the Trustee must commence liquidation of the Company’s Trust Account by September 27, 2023, or, if further extended by up to six one-month extensions (the “Monthly Extension”), up to March 27, 2024. Upon the shareholders’ approval, on September 25, 2023, the Company and the Trustee entered into the amendment to the Trust Agreement. In order to effectuate the first Monthly Extension, on or about September 26, 2023, the Sponsor of the Company deposited the monthly extension fee in the amount of $70,000 into the Trust Account for the public shareholders (the “Monthly Extension Fee).

On October 4, 2023, the Company entered into an amendment to the Trust Agreement (the “Trust Amendment Agreement”). Pursuant to the Trust Amendment Agreement, the Company requested the Trustee to distribute up to $100,000 of the amount of interest income earned on the Trust Account of the Company to set aside for future payment for dissolution expenses. That amount was included in proceeds from sale and maturity of investments in Trust Account within investing activities in the accompanying statements of cash flow.

On October 4, 2023, in the connection with the Shareholder Meeting, the Company released an aggregate amount of approximately $5,925,184, or approximately $10.53 per share, from its Trust Account to the holders redeeming a total of 562,779 of public shares of the Company.

On October 24, 2023, an aggregate of $70,000 was deposited into the Trust Account for the public shareholders, which enabled the Company to extend the period of time it has to consummate its initial Business Combination by one month from October 27, 2023 to November 27, 2023.  The payment of the Monthly Extension Fee was made by Shenzhen Squirrel Enlivened Media Group Co. Ltd (the “Target”), pursuant a non-binding letter of intent (the “Non-binding LOI”) entered into by and between the Company and Target on October 17, 2023, in connection with a potential Business Combination with the Target. On October 25, 2023, the Company issued an unsecured promissory note in the aggregate principal amount of $70,000 to the Target to evidence the payment of the Monthly Extension Fee.

F-73

Horizon Space Acquisition I Corp.

Notes To Financial Statements

On November 22, 2023, an aggregate of $70,000 was deposited into the Trust Account for the public shareholders, which enabled the Company to extend the period of time it has to consummate its initial Business Combination by one month from November 27, 2023 to December 27, 2023.  The payment of the Monthly Extension Fee was made by the Target, pursuant the Non-binding LOI. On November 21, 2023, the Company issued an unsecured promissory note in the aggregate principal amount of $70,000 to the Target to evidence the payment of the Monthly Extension Fee.

On December 21, 2023, an aggregate of $70,000 was deposited into the Trust Account for the public shareholders, which enabled the Company to extend the period of time it has to consummate its initial Business Combination by one month from December 27, 2023 to January 27, 2024.  The payment of the Monthly Extension Fee was made by the Target, pursuant the Non-binding LOI. On December 21, 2023, the Company issued an unsecured promissory note in the aggregate principal amount of $70,000 to the Target to evidence the payment of the Monthly Extension Fee.

Going Concern Consideration

As of December 31, 2023, the Company had cash of $283,281 and a working capital deficiency of $114,810.

The Company’s liquidity needs prior to the consummation of the IPO had been satisfied through a payment from the Sponsor of $25,000 for the Founder Shares and the loan under an unsecured promissory note from the Sponsor of $389,200.

The Company’s cash and working capital as of December 31, 2023, are not sufficient to complete its planned activities to consummate a business combination for the upcoming year. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. In addition, if the Company is unable to complete a Business Combination within the Combination Period, the Company’s board of directors would proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company. There is no assurance that the Company’s plans to consummate a Business Combination will be successful within the Combination Period. As a result, management has determined that such additional conditions also raise substantial doubt about the Company’s ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart The Company’s Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

F-74

Horizon Space Acquisition I Corp.

Notes To Financial Statements

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $283,281 and $561,406 in cash and did not have any cash equivalents as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, $33,281 and $311,406, respectively, was over the Federal Deposit Insurance Corporation (FDIC) limit.

Furthermore, recent bank failures, non-performance, or other adverse developments that affect financial institutions could impair the ability of one or more of the banks participating in the credit facility from honoring their commitments. Such events could have a material adverse effect on the Company’s financial condition or results of operations.

Investments Held in Trust Account

At December 31, 2023 and 2022, the assets held in the Trust Account were substantially held in mutual funds and U.S. Treasury securities, respectively. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Interest and dividend income earned from investments held in Trust Account and gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest and dividend income on investments held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information. Income earned on these investments will be fully reinvested into the investments held in the Trust Account and therefore considered as an adjustment to reconcile net income (loss) to net cash used in operating activities in the condensed statements of cash flows. Such income reinvested will be used to redeem all or a portion of the ordinary shares upon the completion of Business Combination. For the year ended December 31, 2023 and for the period from June 14, 2022 (Inception) through December 31, 2022, there were $3,471,188 and $13,351 of interest and dividend income recognized, respectively.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

F-75

Horizon Space Acquisition I Corp.

Notes To Financial Statements

For issued or modified warrants that meet all the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. As the Company’s warrants meet all the criteria for equity classification, so the Company will classify each warrant as its own equity.

Ordinary Shares Subject to Possible Redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s public shares feature certain redemption rights that are outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, as of December 31, 2023 and 2022, 6,337,221 and 6,900,000 ordinary shares subject to possible redemption are presented at redemption value of 10.722 and $10.177 per share, respectively, as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid in capital and accumulated deficit.

Share Compensation Expense

The Company accounts for share-based compensation expense in accordance with ASC 718, “Compensation - Stock Compensation” (“ASC  718”). Under ASC718, share-based compensation associated with equity-classified awards is measured at fair value upon the grant date and recognized over the requisite service period. To the extent a share-based award is subject to a performance condition, the amount of expense recorded in a given period, if any, reflects an assessment of the probability of achieving such performance condition, with compensation recognized once the event is deemed probable to occur. Forfeitures are recognized as incurred (see Note 5 for more discussion about the details). The Company has recognized share-based compensation expense in the amount of $93,780 for the period ended December 27, 2022.

Offering Costs

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs – SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”.  Offering costs were $5,422,124 consisting principally of underwriting, legal, accounting and other expenses that are directly related to the IPO and charged to shareholders’ equity upon the completion of the IPO.

Net Income (Loss) Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net income (loss) less interest and dividend income and unrealized gain or loss on investments in the Trust Account less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public shareholders. As of December 31, 2023 and 2022, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then shared in the earnings of the Company. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the period presented.

F-76

Horizon Space Acquisition I Corp.

Notes To Financial Statements

The net income (loss) per share presented in the statements of operations is based on the following:

		For the Period from
	For the	June 14, 2022 (inception)
	Year Ended December 31, 2023	Through December 31, 2022
Net Income (Loss)	$2,911,033	$(123,960)

Subsequent accretion of carrying value to redemption value	(3,651,188)	(14,626,896)
Net loss including accretion of carrying value of redemption value	$(740,155)	$(14,750,856)

	For the		For the Period from
	Year Ended		June 14, 2022 (inception)
	December 31, 2023		Through December 31, 2022
		Non-		Non-
	Redeemable	Redeemable	Redeemable	Redeemable
	Common	Common	Common	Common
	Stock	Stock	Stock	Stock
Basic and diluted net loss per share:
Numerators:
Allocation of net loss including carrying value to redemption value	$(551,692)	$(188,463)	$(1,230,564)	$(13,520,292)
Subsequent accretion of carrying value to redemption value	3,651,188	-	14,626,896	-
Allocation of net income/(loss)	$3,099,496	$(188,463)	$13,396,332	$(13,520,292)

Denominators:
Weighted-average shares outstanding	6,764,316	2,310,750	138,000	1,516,215
Basic and diluted net income/ (loss) per share	$0.46	$(0.08)	$97.07	$(8.92)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of December 31, 2023 and 2022, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

F-77

Horizon Space Acquisition I Corp.

Notes To Financial Statements

The fair value hierarchy is categorized into three levels based on the inputs as follows:

•

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

•

Level 2 - Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

•	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

At December 31, 2023 and 2022, the assets held in BlackRock Liquidity Treasury Trust Fund, a money market mutual fund, and U.S. Treasury securities, respectively. All of the Company’s investments held in the Trust Account are classified as trading securities.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2023 and 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	December 31, 2023		December 31, 2022
	Level	Investment	Level	Investment

Assets:
Investments held in Trust Account	1	$67,946,855	2	$70,220,851
Total		$67,946,855		$70,220,851

Income Taxes

The Company accounts for income taxes under ASC740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company has identified Cayman Islands as its only “major” tax jurisdiction, as defined. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on June 14, 2022, the evaluation was performed for both 2022 and 2023 tax years which will be the only periods subject to examination. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company’s policy for recording interest and penalties associated with audits is to record such items as a component of income tax expense.

Income earned from mutual fund and U.S. debt obligations held in the Trust Account is intended to qualify for the portfolio income exemption or otherwise be exempt from U.S. withholding taxes. Furthermore, shareholders of the Company’s shares may be subject to tax in their respective jurisdictions based on applicable law, for instance, United States persons may be subject to tax on amounts deemed received depending on whether the Company is a passive foreign investment company and whether U.S. persons have made any applicable tax elections permitted under applicable law. The provision for income taxes was deemed to be immaterial for the period from June 14, 2022 (inception) through December 31, 2022 and for the year ended December 31, 2023.

F-78

Horizon Space Acquisition I Corp.

Notes To Financial Statements

The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws.

The Company’s tax provision was deemed to be de minimis for the period presented. The Company is considered to be an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On December 27, 2022, the Company consummated the IPO of 6,900,000 Public Units (including 900,000 Public Units issued upon the full exercise of the over-allotment option). Each Public Unit consists of one ordinary share, one redeemable warrant, and one right to receive one-tenth of one ordinary share. Each whole redeemable warrant entitles the holder thereof to purchase one ordinary share at an exercise price of $11.50 per share. Each warrant will become exercisable on the later of the completion of an initial Business Combination and one year from the date that the registration statement is declared effective and will expire five years after the completion of the initial Business Combination or earlier upon redemption or liquidation, as described in the registration statement. Each right entitles the holder thereof to receive one-tenth of one ordinary share upon the consummation of the Business Combination. The Public Units were sold at an offering price of $10.00 per Public Unit, generating gross proceeds of $69,000,000 on December 27, 2022.

All of the 6,900,000 public shares sold as part of the Public Units in the IPO contain a redemption feature which allows for the redemption of such public shares if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated memorandum and articles of association, or in connection with the Company’s liquidation. In accordance with the Securities and Exchange Commission (the “SEC”) and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity.

The Company’s redeemable ordinary share is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

As of December 31, 2023 and 2022, the amounts of ordinary shares reflected on the condensed balance sheets are reconciled in the following table.

Gross proceeds	$69,000,000
Less:
Proceeds allocated to public rights and warrants	(8,694,000)
Offering costs of public shares	(4,712,045)
Plus:
Initial accretion of carrying value to redemption value	14,613,545
Subsequent accretion of carrying value to redemption value	13,351
Ordinary shares subject to possible redemption, December 31, 2022	70,220,851
Less:
Redemptions	(5,925,184)
Amount transferred to operating account	(100,000)
Plus:
Subsequent accretion of carrying value to redemption value	3,471,188
Monthly extension fees deposited	280,000
Ordinary shares subject to possible redemption, December 31, 2023	$67,946,855

F-79

Horizon Space Acquisition I Corp.

Notes To Financial Statements

Note 4 — Private Placement

Substantially concurrently with the closing of the IPO, the Company completed the private sale of 385,750 Private Placement Shares at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds to the Company of $3,857,500. Each Private Placement Unit consists of one ordinary share, one whole warrant, and one right. These Private Placement Units are identical to the Public Units, subject to limited exceptions. However, the holder of the Private Placement Units is entitled to registration rights. In addition, the Private Placement Units and the underlying securities may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until completion of the initial Business Combination.

Note 5 — Promissory Notes

Pursuant the Non-bind LOI entered into by and between the Company and the Target on October 17, 2023, in connection with a potential Business Combination with the Target. The Target has agreed to deposit the agreed reasonable amount to the Company’s Trust Account in order to effectuated extension of the Company’s deadline to consummate a Business Combination. The Target had deposited a total of three-Monthly Extension Fee, each in the amount of $70,000, from October through December 2023, or an aggregate of $210,000, to the Trust Account of the Company to extend the deadline for the Company to complete the Business Combination contemplated therein by January 27, 2024. Each Monthly Extension Payment from the Target was evidenced by an unsecured promissory note (collectively, the “Target Extension Notes”) issued by the Company to the Target.

The Target Extension Note bears no interest and is payable in full upon the earlier to occur of (i) the consummation of the Company’s initial Business Combination or (ii) the date of expiration of the term of the Company (the “Maturity Date”). As the payee of the Target Extension Note, the Target, has the right, but not the obligation, to convert the Target Extension Note, in whole or in part, respectively, into private units (the “Extension Units”) of the Company, each consisting of one Ordinary Share, one warrant, and one right to receive one-tenth (1/10) of one Ordinary Share upon the consummation of its initial Business Combination. The number of Extension Units to be received by the payees in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to such payee by (y) $10.00. At Maturity Date, any overdue amounts shall accrue default interest at a rate per annum equal to the interest rate which is the prevailing short term United States Treasury Bill rate, from the date on which such payment is due until the day on which all sums due are received by the Target.

As of December 31, 2023, the Company had borrowings of $210,000 under the Target Extension Notes from the Target.

Note 6 — Related Party Transactions

Founder Shares

On June 14, 2022, the Company issued 10,000 ordinary shares of a par value of $0.0001 each to the Sponsor. On August 30, 2022, the Sponsor acquired 1,725,000 ordinary shares (the “Founder Shares”) for a purchase price of $25,000 and surrendered 10,000 ordinary shares for a par value of $0.0001 each. Those shares issuance and cancelation were considered as a recapitalization, which were recorded and presented retroactively. On December 27, 2022, the underwriters exercised the over-allotment option in full, so there are no Founder Shares subject to forfeiture.

Simultaneously with the effectiveness of the registration statement and prior to the closing of the IPO (including the full exercise of over-allotment option), the Sponsor transferred to the Company’s independent directors, Messrs. Angel Colon, Mark Singh, and Rodolfo Jose Gonzalez Caceres, 8,000, 5,000 and 5,000 Founder Shares, respectively, pursuant to a certain securities transfer agreement (the “Securities Transfer Agreement”) dated September 12, 2022 among the Company, the transferees and the Sponsor.

F-80

Horizon Space Acquisition I Corp.

Notes To Financial Statements

The transfer of the Founders Shares to the Company’s independent directors, as described above, is within the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, share-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The fair value of the 18,000 Founder Shares transferred to the Company’s independent directors was approximately $93,780 or $5.21 per share.

Promissory Note — Related Party

On August 30, 2022, the Sponsor agreed to loan the Company up to $500,000 to be used for a portion of the expenses of the IPO. This loan is non-interest bearing, unsecured and is due at the earlier of (1) August 31, 2023 or (2) the date on which the Company consummates an initial public offering of its securities. Total amount of $389,200 under the Promissory Note was fully repaid upon closing of the IPO on December 27, 2022. This note has been terminated after the repayment.

On September 26, 2023, in connection with the payment of the Monthly Extension Fee, the Company issued an unsecured promissory note in the principal amount of $70,000 to the Sponsor (the “Sponsor Extension Note”). The Sponsor Extension Note bears no interest and is payable in full upon the earlier to occur of (i) the consummation of the Company’s initial Business Combination or (ii) the Maturity Date. As the payee of the Sponsor Extension Note, the Sponsor, has the right, but not the obligation, to convert the Sponsor Extension Note, in whole or in part, respectively, into the Extension Units. The number of Extension Units to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor by (y) $10.00.

As of December 31, 2023 and 2022, the Company had borrowings of 70,000 and $0, respectively, under the Sponsor Extension Note from the Sponsor.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended initial Business Combination, or to extend the Combination Period, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. Any such loans would be on an interest-free basis and would be repaid only from funds held outside the Trust Account or from funds released to the Company upon completion of the Company’s initial Business Combination. Up to $3,000,000 of such loans may be convertible into units at a price of $10.00 per unit, at the option of the lender. The units would be identical to the Private Placement Units issued to the Sponsor. The Company does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as the Company does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Company’s Trust Account, but if the Company does, it will request such lender to provide a waiver against any and all rights to seek access to funds in the Trust Account.

As of December 31, 2023 and 2022, the Company had no borrowings under the working capital loans.

Note 7 — Commitments & Contingencies

Registration Rights

The holders of the Founder Shares and Private Placement Units (and any securities underlying the Private Placement Units) will be entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the IPO requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form registration demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

F-81

Horizon Space Acquisition I Corp.

Notes To Financial Statements

Underwriters Agreement

The Underwriter will be entitled to a deferred fee of 3.5% of the gross proceeds of the IPO, or $2,415,000 upon consummation of the Company’s initial Business Combination.

Representative Shares

The Company issued to the underwriter and/or its designees, 200,000 Representative Shares upon the consummation of the IPO. The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the commencement of sales in the IPO pursuant to FINRA Rule 5110(e)(1). The fair value of the 200,000 Representative Shares was approximately $1,046,000 or $5.23 per share.

Note 8 — Shareholder’s Equity

The Company is authorized to issue 500,000,000 shares, including 490,000,000 ordinary shares, par value of $0.0001 per share, and 10,000,000 preference shares, par value of $0.0001 per share.

On June 14, 2022, the Company issued 10,000 ordinary shares of a par value of $0.0001 each to the Sponsor. On August 30, 2022, the Sponsor acquired 1,725,000 Founder Shares (up to 225,000 of which were subject to forfeiture) at a price of approximately $0.0145 per share for an aggregate of $25,000 and surrendered 10,000 ordinary shares of a par value of $0.0001 each. Those shares issuance and cancelation were considered as a recapitalization, which were recorded and presented retroactively. As a result of the underwriters’ election to fully exercise their over-allotment option on December 27, 2022, no ordinary shares are currently subject to forfeiture.

As of December 31, 2023 and 2022, there were 2,310,750 ordinary shares issued and outstanding, excluding 6,337,221 and 6,900,000 shares subject to possible redemption, respectively.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of ordinary shares will vote on all matters submitted to a vote of the Company’s shareholders except as required by law. Unless specified in the Company’s amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Act or applicable stock exchange rules, the affirmative vote of a majority of the Company’s ordinary shares that are voted is required to approve any such matter voted on by the Company’s shareholders. Approval of certain actions will require a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds of the Company’s ordinary shares that are voted, and pursuant to the memorandum and articles of association; such actions include amending the memorandum and articles of association and approving a statutory merger or consolidation with another company. The Company’s board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being appointed in each year. There is no cumulative voting with respect to the appointment of directors, with the result that the holders of more than 50% of the shares voted for the appointment of directors can appoint all of the directors. The shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Warrants — Each whole warrant entitles the registered holder to purchase one whole ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of the completion of an initial Business Combination and one year from the date that the registration statement is declared effective. The warrants will expire five years after the completion of the Company’s initial Business Combination, or earlier upon redemption or liquidation.

As of December 31, 2023, 6,900,000 public warrants were outstanding. Substantially concurrently with the closing of the IPO, the Company issued 385,750 private warrants to the Sponsor included in the Private Placement Units. As of December 31, 2023, there were 385,750 private warrants issued and outstanding. The Company will account for warrants as equity instruments in accordance with ASC 815, Derivatives and Hedging, based on the specific terms of the warrant agreement.

The Company has agreed that as soon as practicable after the closing of the initial Business Combination, the Company will use its best efforts to file, and within 60 business days following the closing of the initial Business Combination to have declared effective, a registration statement for the registration, under the Securities Act, of the ordinary shares issuable upon exercise of the warrants, and to maintain the effectiveness of such registration statement and a current prospectus relating to those ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Company’s ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at the Company’s option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, and the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

F-82

Horizon Space Acquisition I Corp.

Notes To Financial Statements

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

●

if, and only if, the closing price of the ordinary shares equals or exceeds $16.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “-Warrants-Public Shareholders’ Warrants-Anti-dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders).

●

if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date when the financial statements were issued. Based on this review, management identified the following subsequent events that are required disclosures in the financial statements.

On January 23, 2024, an aggregate of $70,000 of the Monthly Extension Fee was deposited into the Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate its initial Business Combination by one month from January 27, 2024 to February 27, 2024. The payment of the Monthly Extension Fee was made by the Target, pursuant the Non-binding LOI. The Company issued a Target Extension Note in the aggregate principal amount of $70,000 to the Target in connection with the payment of the Monthly Extension Fee on January 23, 2024.

On February 26, 2024, an aggregate of $70,000 of the Monthly Extension Fee was deposited into the Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate its initial Business Combination by one month from February 27, 2024 to March 27, 2024. The payment of the Monthly Extension Fee was made by the Target, pursuant the Non-binding LOI. The Company issued a Target Extension Note in the aggregate principal amount of $70,000 dated February 27, 2024 to the Target in connection with the payment of the Monthly Extension Fee.

On March 22, 2024, the Company held the 2024 Extraordinary Meeting where the shareholders of the Company approved the proposals, among the others, to amend its amended and restated memorandum and articles of association to provide that the Company has until March 27, 2024 to complete a Business Combination and may elect to extend the period to consummate a Business Combination up to nine times, each by an additional New Monthly Extension, for a total up to nine months to December 27, 2024. For each New Monthly Extension, the Sponsor and/or its designee will deposit $60,000 for all remaining public shares into the Trust Account. In connection with 2024 Extraordinary Meeting, the Company received the redemption requests from its public shareholders to redeem a total of 815,581 Ordinary Shares. As of the date of this report, the Company and the Trustee are in the process completing the redemption, and approximately $8.86 million will be released from the Trust Account to pay such redeeming shareholders upon the completion of the redemption.

At the 2024 Extraordinary Meeting, the shareholders of the Company also approved the Company to amend Trust Agreement to provide that the Trustee must commence liquidation of the Trust Account by March 27, 2024, or, if further extended by up to nine New Monthly Extensions, up to December 27, 2024. Upon the shareholders’ approval, on March 22, 2024, the Company and the Trustee entered into the amendment to the Trust Agreement.

F-83

Note 10 — (Unaudited) Subsequent Events After the Date of the Independent Auditor’s Report

On April 12, 2024, the Company issued an unsecured promissory note in the principal amount of $300,000 to the Sponsor (the “Sponsor Note”). The proceeds of the Sponsor Note, which may be drawn down from time to time until the Company consummates its initial Business Combination, will be used for general working capital purposes.

On April 23, 2024, an aggregate of $60,000 of the New Extension Fee was deposited into the Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate its initial Business Combination by one month from April 27, 2024 to May 27, 2024. The payment of the Monthly Extension Fee was made by the Target pursuant to the Non-binding LOI. The Company issued a Target Extension Note in the aggregate principal amount of $ 60,000 to the Target in connection with the payment of the Monthly Extension Fee on April 23, 2024.

On July 25, 2024, an aggregate of $60,000 of the New Extension Fee was deposited into the Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate its initial Business Combination by one month from July 27, 2024 to August 27, 2024. The payment of the Extension Fee was made by Shenzhen Squirrel pursuant to the LOI. The Company issued a Target Extension Note in the aggregate principal amount of $60,000 to Shenzhen Squirrel in connection with the payment of the Extension Fee on July 29, 2024.

On August 22, 2024, an aggregate of $60,000 of the New Extension Fee was deposited into the Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate its initial Business Combination by one month from August 27, 2024 to September 27, 2024. The payment of the Extension Fee was made by Shenzhen Squirrel pursuant to the LOI. The Company issued a Target Extension Note in the aggregate principal amount of $60,000 to Shenzhen Squirrel in connection with the payment of the Extension Fee on August 26, 2024.

On September 16, 2024, the Company (“HSPO” or, upon and following the Merger, “Surviving Company”) entered into an Agreement and Plan of Merger (the “Business Combination Agreement”) with Squirrel Enlivened Technology Co., Ltd, a Cayman Islands exempted company (“Squirrel HoldCo”), Squirrel Enlivened International Co., Ltd, a Cayman Islands exempted company and a wholly-owned subsidiary of Squirrel HoldCo (“Squirrel Cayman” or, upon and following the Reorganization, “Parent”), Squirrel Enlivened Overseas Co., Ltd, a Cayman Islands exempted company and a wholly-owned subsidiary of Squirrel Cayman (“Merger Sub”).

Pursuant to the Business Combination Agreement, among other things, (a) Squirrel HoldCo will merge with and into Squirrel Cayman in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”), whereupon the separate existence of Squirrel HoldCo will cease, and Squirrel Cayman will be the surviving company (the “Reorganization”), and (b) at least one (1) business day after the closing of the Reorganization (the “Reorganization Closing”), Merger Sub will merge with and into HSPO in accordance with the Cayman Companies Act, whereupon the separate existence of Merger Sub will cease, and HSPO will be the surviving company (the “Merger”). As a result of the Reorganization and the Merger, among other things, (a) all of the issued and outstanding securities of Squirrel HoldCo immediately prior to the filing of the plan of merger with respect to the Reorganization (the “Plan of Reorganization”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Reorganization (the “Reorganization Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive a certain number of securities of Squirrel Cayman as described below, and (b) all of the issued and outstanding securities of HSPO immediately prior to the filing of the plan of merger with respect to the Merger (the “Plan of Merger”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Merger (the “Merger Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of Parent, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Cayman Companies Act and other applicable laws. The Reorganization, the Merger and each of the other transactions contemplated by the Business Combination Agreement or any of the other relevant transactional documents are collectively referred to as the “Business Combination.”

Pursuant to the Business Combination Agreement, each ordinary share of Squirrel HoldCo, par value $0.0001 per share (the “Squirrel HoldCo Ordinary Shares”) issued and outstanding immediately prior to the Reorganization Effective Time, subject to certain exceptions, shall be cancelled and automatically converted into the right to receive, without interest, such number of the newly issued shares of the ordinary shares of Parent, par value $0.0001 per share (the “Parent Ordinary Shares”) that is equal to a ratio, being equal to a fraction: (A) the numerator of which is $200,000,000 divided by $10.00 per share , and (B) the denominator of which is the total number of Squirrel HoldCo Ordinary Shares issued and outstanding immediately prior to the Reorganization Effective Time.

On September 25, 2024, an aggregate of $60,000 of the New Extension Fee was deposited into the Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate its initial Business Combination by one month from September 27, 2024 to October 27, 2024. The payment of the Extension Fee was made by Shenzhen Squirrel pursuant to the Business Combination Agreement. The Company issued a Target Extension Note in the aggregate principal amount of $60,000 to Shenzhen Squirrel in connection with the payment of the Extension Fee on September 26, 2024.

On October 8, 2024, the Company issued an unsecured promissory note in the principal amount of $400,000 to the Sponsor. The proceeds of the Sponsor Note, which may be drawn down from time to time until the Company consummates its initial business combination, will be used for general working capital purposes.

On October 23, 2024, an aggregate of $60,000 of the New Extension Fee was deposited into the Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate its initial Business Combination by one month from October 27, 2024 to November 27, 2024. The payment of the Extension Fee was made by Shenzhen Squirrel pursuant to the Business Combination Agreement. The Company issued a Target Extension Note in the aggregate principal amount of $60,000 to Shenzhen Squirrel in connection with the payment of the Extension Fee on October 24, 2024.

F-84

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

The laws of the Cayman Islands do not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Amended PubCo M&A provide that every director  (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of PubCo (but not including the PubCo’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the PubCo’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning PubCo or its affairs in any court whether in the Cayman Islands or elsewhere.

We also plan to enter into indemnification agreements with our directors under law, pursuant to which we will agree to indemnify each such person and hold him harmless against expenses, judgments, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which he has been made a party or in which he became involved by reason of the fact that he is or was our director or officer. Except with respect to expenses to be reimbursed by us in the event that the indemnified person has been successful on the merits or otherwise in defense of the action, suit or proceeding, our obligations under the indemnification agreements will be subject to certain customary restrictions and exceptions.

In addition, we maintain, and are obligated to establish and maintain for at least six years, standard and tail policies of insurance under which coverage is provided to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

II-1

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Description

2.1#

Business Combination Agreement, dated as of September 16, 2024, by and among Horizon Space Acquisition I Corp., Squirrel Enlivened Technology Co., Ltd, Squirrel Enlivened International Co., Ltd, and Squirrel Enlivened Overseas Co., Ltd. (attached to the proxy statement/prospectus which forms part of this registration statement as Annex A)

2.2#	Form of Plan of Merger (attached to the proxy statement/prospectus which forms part of this registration statement as Annex B)

3.1	Form of Amended and Restated Memorandum and Articles of Association of PubCo (attached to the proxy statement/prospectus which forms part of this registration statement as Annex C)

3.2*	Memorandum and Articles of Association of PubCo in effect prior to Closing

3.3	Amended and Restated Memorandum and Articles of Association of HSPO (incorporated herein by reference to Exhibit 3.1 to Form 8-K filed with the Securities and Exchange Commission on December 28, 2022)

3.4

Special Resolution of the Shareholders of HSPO to amend the Amended and Restated Memorandum and Articles of Association dated September 25, 2023. (incorporated herein by reference to Exhibit 3.1 to Form 8-K as filed with the Securities and Exchange Commission on September 27, 2023)

3.5

Special Resolution of the Shareholders of HSPO to amend the Amended and Restated Memorandum and Articles of Association dated March 22, 2024. (incorporated herein by reference to Exhibit 3.1 to Form 8-K as filed with the Securities and Exchange Commission on March 27, 2024)

4.1*	Specimen Ordinary Share Certificate of PubCo

4.2*	Specimen Warrant Certificate of PubCo

4.3

Warrant Agreement, dated December 21, 2022, between Continental Stock Transfer & Trust Company, LLC and HSPO (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed with the Securities and Exchange Commission on December 28, 2022)

4.4

Form of Warrant Assumption Agreement, by and among PubCo, HSPO and Continental (incorporated herein by reference to Exhibit 10.5 to Form 8-K as filed with the Securities and Exchange Commission on September 16, 2024)

5.1*	Opinion of Harney Westwood & Riegels as to validity of ordinary shares of PubCo to be issued

8.1*	Tax opinion of Messina Madrid Law PA

10.1#

Sponsor Support Agreement, dated as of September 16, 2024, by and among Horizon Space Acquisition I Sponsor Corp., Horizon Space Acquisition I Corp., Squirrel Enlivened Technology Co., Ltd, and Squirrel Enlivened International Co., Ltd (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the Securities and Exchange Commission on September 16, 2024)

10.2#

Shareholder Support Agreement, dated as of September 16, 2024, by and among Horizon Space Acquisition I Corp., Squirrel Enlivened Technology Co., Ltd, and Squirrel Enlivened International Co., Ltd and Squirrel Enlivened Holdings Co., Ltd (incorporated herein by reference to Exhibit 10.2 to Form 8-K as filed with the Securities and Exchange Commission on September 16, 2024)

10.3#	Form of Shareholder Lock-Up Agreement. (incorporated herein by reference to Exhibit 10.3 to Form 8-K as filed with the Securities and Exchange Commission on September 16, 2024)

10.4	Form of Registration Rights Agreement. (incorporated herein by reference to Exhibit 10.4 to Form 8-K as filed with the Securities and Exchange Commission on September 16, 2024)

10.5*	Form of Employment Agreement between PubCo and each executive officer of PubCo

10.6*	Form of Indemnification Agreement between PubCo and each executive officer of PubCo

10.7

The Private Units Purchase Agreement dated December 21, 2022, between HSPO and the Sponsor (incorporated herein by reference to Exhibit 10.1 to Form 8-K filed with the Securities and Exchange Commission on December 28, 2022)

10.8

Investment Management Trust Agreement, dated December 21, 2022, between Continental Stock Transfer & Trust Company, LLC and HSPO. (incorporated herein by reference to Exhibit 10.3 to Form 8-K filed with the Securities and Exchange Commission on December 28, 2022)

10.9

Registration Rights Agreement, dated December 21, 2022, among HSPO and certain security holders (incorporated herein by reference to Exhibit 10.5 to Form 8-K filed with the Securities and Exchange Commission on December 28, 2022)

10.10

Letter Agreement, dated December 21, 2022, among HSPO and certain security holders (incorporated herein by reference to Exhibit 10.6 to Form 8-K filed with the Securities and Exchange Commission on December 28, 2022)

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10.11

The Indemnity Agreement, dated December 21, 2022, among HSPO and the officers and directors of HSPO (incorporated herein by reference to Exhibit 10.7 to Form 8-K filed with the Securities and Exchange Commission on December 28, 2022)

10.12

Administrative Service Agreement, dated December 21, 2022, between HSPO and the Sponsor (incorporated herein by reference to Exhibit 10.8 to Form 8-K filed with the Securities and Exchange Commission on December 28, 2022)

10.13

Securities Transfer Agreement, dated September 12, 2022, among HSPO, the Sponsor, and certain directors of HSPO (incorporated herein by reference to Exhibit 10.2 to Form 8-K filed with the Securities and Exchange Commission on December 28, 2022)

10.14

Escrow Agreement, dated December 21, 2022, between HSPO Continental Stock Transfer & Trust Company and certain shareholders. (incorporated herein by reference to Exhibit 10.4 to Form 8-K as filed with the Securities and Exchange Commission on December 28, 2022)

10.15

Amendment to the Investment Management Trust Agreement dated September 25, 2023, between HSPO   and Continental Stock Transfer & Trust Company. (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the Securities and Exchange Commission on September 27, 2023)

10.16

Amendment to the Investment Management Trust Agreement dated March 22, 2024, between the Company and Continental Stock Transfer & Trust Company. (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the Securities and Exchange Commission on March 27, 2024)

10.17

Sponsor Promissory Note, dated April 12, 2024, issued by HSPO to the Sponsor (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the Securities and Exchange Commission on April 12, 2024)

10.18*	Form of Extension Promissory Note, issued by HSPO to the Sponsor in connection with the payment for the extension fee

10.19*	Form of Convertible Extension Promissory Note, issued by HSPO to Shenzhen Squirrel in connection with the payment for the extension fee

10.20*	Form of Extension Promissory Note , issued by HSPO to Shenzhen Squirrel in connection with the payment for the extension fee

10.21

Sponsor Promissory Note, dated October 8, 2024, issued by HSPO to Shenzhen Squirrel Enlivened Media Group Co. Ltd. (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the Securities and Exchange Commission on October 11, 2024).

14.1*	Code of Business Conduct and Ethics of PubCo

19.1*	Insider Trading and Confidentiality Policy of PubCo

21.1*	List of subsidiaries of PubCo

23.1*	Consent of HTL International, LLC

23.2*	Consent of UHY LLP

23.3*	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)

23.4*	Consent of LeadLeo Information and Technology Nanjing Co., Ltd.

23.5*	Consent of Commerce & Finance Law Offices (included in Exhibit 99.2)

24.1	Power of Attorney (including on signature page)

99.1*	Form of Proxy Card

99.2*	Opinion of Commerce & Finance Law Offices regarding certain matters under PRC law

99.3*	Consent of Director

99.4*	Request for Waiver and Representation under Item 8.A.4 of Form 20-F

107*	Filing Fee Table

_____________________

* To be filed

# Schedules and annexes have been omitted.

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Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and shall be governed by the final adjudication of such issue.

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That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus shall contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, shall be filed as a part of an amendment to the registration statement and shall not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on [•], 2024.

Squirrel Enlivened International Co., Ltd

By:
Name:	Angxiong Zhao
Title:	Director and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints [•] as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Ordinary Shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/	Director and Chief Executive Officer (Principal Executive Officer)	[•], 2024
Angxiong Zhao
/s/	Director and Chief Financial Officer (Principal Financial and Accounting Officer)	[•], 2024
Ying Ye
/s/	Director	[•], 2024
Wenbo Huang

II-6

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of Squirrel Enlivened International Co., Ltd, has signed this registration statement in the City of [New York], on [•], 2024.

By:
Name:
Title:

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Annex A: Business Combination Agreement

Execution Version

BUSINESS COMBINATION AGREEMENT

by and among

SQUIRREL ENLIVENED TECHNOLOGY CO., LTD,

(as “Squirrel HoldCo”)

SQUIRREL ENLIVENED INTERNATIONAL CO., LTD,

(as “Squirrel Cayman”)

SQUIRREL ENLIVENED OVERSEAS CO., LTD

(as “Merger Sub”)

and

HORIZON SPACE ACQUISITION I CORP.

(as “Company”)

September 16, 2024

A-1

Execution Version

A-2

3.17	Tax Matters	18
3.18	Legal Requirements and Permits	18
3.19	Insurance	19
3.20	Tax-Free Reorganization	19
3.21	Investment Company	19
3.22	Absence of Certain Payments	19
3.23	Independent Investigation	19
3.24	No Additional Representations	19
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE SQUIRREL COMPANIES		20
4.1	Existence and Good Standing	20
4.2	Authority; Enforceability	20
4.3	No Violations	21
4.4	Capitalization; Subsidiaries	21
4.5	Disclosures and Notifications; Financial Position; No Undisclosed Liabilities	23
4.6	Absence of Certain Changes	24
4.7	Real Property	25
4.8	Tax Matters	26
4.9	Contracts	26
4.10	Intellectual Property	28
4.11	Legal Proceedings; Orders	29
4.12	Consents	29
4.13	Employee Benefits	29
4.14	Insurance	29
4.15	Legal Requirements and Permits	30
4.16	Environmental Matters	30
4.17	Relationships with Related Persons	31
4.18	Employees; Employment Matters and Independent Contractors	31
4.19	Brokers’ Fees	32
4.20	Privacy and Cybersecurity	32
4.21	Anti-Corruption Compliance	32
4.22	Anti-Money Laundering, Sanctions and International Trade Compliance	33
4.23	The Registration Statements and Proxy Statement	33

A-3

4.24	Vendors	33
4.25	Government Contracts	33
4.26	Investment Company	34
4.27	Issuer and Emerging Growth Company	34
4.28	Absence of Certain Payments	34
4.29	Books and Records	34
4.30	Vote Required	34
4.31	Company Investigations	34
4.32	NO ADDITIONAL REPRESENTATIONS; NO RELIANCE	35
ARTICLE V COVENANTS OF THE COMPANY		35
5.1	Operations of the Company Prior to the Merger Closing	35
5.2	Access to Books and Records	37
5.3	Company Confidentiality	37
5.4	Efforts to Consummate	38
5.5	Exclusive Dealing	38
5.6	Notification	39
ARTICLE VI COVENANTS OF SQUIRREL HOLDCO, SQUIRREL CAYMAN AND MERGER SUB		39
6.1	Operations of Squirrel Companies Prior to Merger Closing	39
6.2	Access to Books and Records	42
6.3	Squirrel Company Confidentiality	42
6.4	Exclusive Dealing	43
6.5	Notification	43
6.6	Efforts to Consummate	43
6.7	Extensions	44
ARTICLE VII JOINT COVENANTS		44
7.1	The Registration Statements and Proxy Statement	44
7.2	Regulatory Filings	46
7.3	Shareholder Vote; Recommendation of the Company Board	47
7.4	Company Shareholders’ Meeting	47
7.5	Listing	48
7.6	Squirrel HoldCo Shareholder Approval	48
7.7	No Claim Against Company Trust	49

A-4

7.8	Tax Matters	49
7.9	Post-Merger Closing Directors and Officers of Parent	50
7.10	HSR Act and Regulatory Approvals	51
7.11	Transaction Financings	53
7.12	Overseas Listing Trial Measures	53
ARTICLE VIII CONDITIONS TO MERGER CLOSING		53
8.1	Mutual Conditions to the Parties’ Obligations	53
8.2	Conditions to Squirrel HoldCo’s, Squirrel Cayman’s and Merger Sub’s Obligations	55
8.3	Conditions to the Company’s Obligations	56
ARTICLE IX INDEMNIFICATION OF OFFICERS AND DIRECTORS OF THE COMPANY		58
9.1	Indemnification of Officers and Directors of the Company	58
9.2	Indemnification by Successors and Assigns	59
9.3	Tail Policy	59
ARTICLE X TERMINATION		59
10.1	Termination	59
10.2	Effect of Termination	60
ARTICLE XI DEFINITIONS		61
11.1	Definitions	61
11.2	Other Definitional Provisions	75
ARTICLE XII MISCELLANEOUS		75
12.1	Press Releases and Public Announcements	75
12.2	Expenses	75

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12.3	Survival	75
12.4	Notices	75
12.5	Succession and Assignment	77
12.6	Severability	77
12.7	References	77
12.8	Construction	77
12.9	Amendment and Waiver	77
12.10	Entire Agreement	78
12.11	Third-Party Beneficiaries	78
12.12	WAIVER OF TRIAL BY JURY	78
12.13	Counterparts	78
12.14	Governing Law	78
12.15	Jurisdiction	78
12.16	Remedies Cumulative	79
12.17	Specific Performance	79
12.18	No Recourse	79

EXHIBITS

Exhibit A	Form of Sponsor Support Agreement
Exhibit B	Form of Shareholder Support Agreement
Exhibit C	Form of Lock-Up Agreement
Exhibit D	Form of Registration Rights Agreement
Exhibit E	Form of A&R Warrant Agreement
Exhibit F-1	Form of Plan of Reorganization
Exhibit F-2	Form of Plan of Merger
Exhibit G	Amended and Restated Memorandum and Articles of Association of Parent

A-6

Execution Version

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of September 16, 2024 (the “date hereof”), is made by and among Squirrel Enlivened Technology Co., Ltd, a Cayman Islands exempted company limited by shares (“Squirrel HoldCo”), Squirrel Enlivened International Co., Ltd, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of Squirrel HoldCo (“Squirrel Cayman” or, upon and following the Reorganization Closing, “Parent”), Squirrel Enlivened Overseas Co., Ltd, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of Squirrel Cayman (“Merger Sub”), and Horizon Space Acquisition I Corp., a Cayman Islands exempted company (the “Company”). Squirrel HoldCo, Squirrel Cayman, Merger Sub and the Company will each be referred to herein from time to time as a “Party” and, collectively, as the “Parties.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Article X below.

WHEREAS, Squirrel HoldCo, through its subsidiaries, is in the business of brand marketing and strategy consulting;

WHEREAS, Squirrel Cayman is a newly incorporated, wholly-owned, direct subsidiary of Squirrel HoldCo and a Cayman Islands exempted company that was incorporated for the sole purpose of the merger with and into Squirrel HoldCo (the “Reorganization”), in which Squirrel Cayman will be the surviving entity, on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the Cayman Companies Act and other applicable laws;

WHEREAS, Merger Sub is a newly incorporated, wholly-owned, direct subsidiary of Squirrel Cayman and a Cayman Islands exempted company that was incorporated for the sole purpose of consummating the Merger (as defined below);

WHEREAS, the Company is a blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities;

WHEREAS, promptly after the Reorganization, the Parties desire and intend to effect a merger of Merger Sub with and into the Company (the “Merger”, collectively with the Reorganization and other transactions contemplated herein, the “Business Combination”), in which the Company will be the surviving entity and a wholly-owned, direct subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the Cayman Companies Act and other applicable laws;

WHEREAS, in furtherance of the Business Combination and in accordance with the terms hereof, the Company shall provide an opportunity to its Public Shareholders to have their Company Public Shares redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Company’s Governing Documents and the Company Trust Agreement in conjunction with, inter alia, obtaining approval from the shareholders of the Company for the Merger (collectively with the other transactions, authorization and approvals set forth in the Proxy Statement, the “Redemption Offer”);

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WHEREAS, concurrently with the execution and delivery of this Agreement, Squirrel HoldCo, Squirrel Cayman, the Company and Horizon Space Acquisition I Sponsor Corp. (“Sponsor”) have entered into the Sponsor Support Agreement attached hereto as Exhibit A (the “Sponsor Support Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, Squirrel HoldCo, Squirrel Cayman, the Company and Squirrel Enlivened Holdings Co., Ltd, a business company limited by shares incorporated under the laws of the British Virgin Islands and a key shareholder of Squirrel HoldCo, have entered into the Shareholder Lock-Up and Support Agreement attached hereto as Exhibit B (the “Shareholder Support Agreement”);

WHEREAS, prior to the Merger Effective Time, the Sponsor and certain shareholders of Squirrel HoldCo shall have entered into a lock-up agreement with Parent substantially in the form attached hereto as Exhibit C (the “Lock-Up Agreement”);

WHEREAS, prior to the Merger Effective Time, Parent, the Sponsor and certain other parties thereto shall have entered into a registration rights agreement with Parent substantially in the form attached hereto as Exhibit D (the “Registration Rights Agreement”);

WHEREAS, immediately prior to or upon the Merger Effective Time, Parent, the Company and Continental Stock Transfer & Trust Company, LLC shall have entered into an Assignment, Assumption and Amended & Restated Warrant Agreement in the form attached hereto as Exhibit E (the “A&R Warrant Agreement”); and

WHEREAS, prior to the Merger Effective Time, the Company and Parent shall negotiate in good faith and agree on the form of the standard employment agreement form of Parent (the “Parent Employment Agreement”).

WHEREAS, the Squirrel HoldCo Board has unanimously (i) determined that it is advisable for Cayman HoldCo to enter into this Agreement and the other Transaction Documents to which it is or will be a party, (ii) approved the execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party and the transactions contemplated hereby and thereby, including the Reorganization, and (iii) recommended the adoption and approval of this Agreement and the other Transaction Documents to which it is or will be a party and the Reorganization by Squirrel HoldCo Shareholders (the “Squirrel HoldCo Board Recommendation”);

WHEREAS, the Squirrel Cayman Board has unanimously (i) determined that it is advisable for Squirrel Cayman to enter into this Agreement and the other Transaction Documents to which it is or will be a party, (ii) approved the execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party and the transactions contemplated hereby and thereby, including the Reorganization and the Merger, and (iii) recommended the adoption and approval of this Agreement and the other Transaction Documents to which it is or will be a party and the Reorganization and the Merger by the sole shareholder of Squirrel Cayman (the “ Squirrel Cayman Board Recommendation”);

A-8

WHEREAS, (A) the board of directors of Merger Sub has unanimously (i) determined that it is advisable for Merger Sub to enter into this Agreement and the other Transaction Documents to which it is or will be a party, (ii) approved the execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party and the transactions contemplated hereby and thereby, and (B) Squirrel Cayman, as the sole shareholder of Merger Sub, has adopted a written resolution approving this Agreement and the other Transaction Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby;

WHEREAS, the special committee of the board of directors of the Company and the board of directors of the Company has unanimously and respectively (i) determined that it is advisable for the Company to enter into this Agreement and the other Transaction Documents to which it is or will be a party, (ii) approved the execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party and the transactions contemplated hereby and thereby, including the Merger, and (iii) recommended the adoption and approval of this Agreement and the other Transaction Documents to which it is or will be a party and the Merger by the Company Shareholders; and

WHEREAS, each of the Parties intends that, for U.S. federal income tax purposes, the Merger will constitute a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder (the “Intended Tax Treatment”);

NOW, THEREFORE, in consideration the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Squirrel HoldCo, Squirrel Cayman, Merger Sub and the Company agree as follows:

ARTICLE I

THE REORGANIZATION

1.1 The Reorganization and Reorganization Closing; Reorganization Effective Time.

(a) Subject to the terms and conditions hereof, at the Reorganization Effective Time, and in accordance with the applicable provisions of the Cayman Companies Act, Squirrel HoldCo will merge with and into Squirrel Cayman in accordance with the Cayman Companies Act, whereupon the separate existence of Squirrel HoldCo will cease, and Squirrel Cayman will be the surviving company. Squirrel Cayman as the surviving entity after the Reorganization is hereinafter sometimes referred to as the “Parent”.

(b) At the Reorganization Effective Time, the effect of the Reorganization shall be as provided in this Agreement, and the plan of merger with respect to the Reorganization substantially in the form set out in Exhibit F-1 hereto (the “Plan of Reorganization”) and any other documents required by the Cayman Companies Act registered with the Cayman Registrar, in accordance with the relevant provisions of the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Reorganization Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, immunities, duties and obligations of Squirrel HoldCo shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, immunities, duties and obligations of Squirrel Cayman, which shall include the assumption by Squirrel Cayman of any and all agreements, covenants, duties and obligations of Squirrel HoldCo set forth in this Agreement to be performed after the Reorganization Effective Time.

A-9

(c) In accordance with the terms and subject to the conditions of this Agreement, the closing of the Reorganization (the “Reorganization Closing”) shall take place remotely by conference call and exchange of documents and signatures on the date which is no later than five (5) Business Days after the first date on which all conditions set forth in Section 8.1, Section 8.2 and Section 8.3 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Reorganization Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Squirrel HoldCo and Squirrel Cayman may mutually agree in writing. The date on which the Reorganization Closing actually occurs is referred to in this Agreement as the “Reorganization Closing Date.”

(d) Subject to the satisfaction or waiver of all of the conditions set forth in Section 8.1, Section 8.2 and Section 8.3, Squirrel HoldCo and Squirrel Cayman shall cause the Reorganization to be consummated by registering the Plan of Reorganization with the Cayman Registrar (the time of the Plan of Reorganization being registered by the Cayman Registrar, or such later time as may be specified in the Plan of Reorganization, being referred to herein as the “Reorganization Effective Time”).

1.2 Effect on Issued Securities of Squirrel HoldCo. Upon the terms and subject to the conditions of this Agreement, at the Reorganization Effective Time, by virtue of the Reorganization and without any action on the part of any party or the holders of securities of Squirrel HoldCo or Squirrel Cayman (or Parent) (other than those as described in this Agreement):

(a) Squirrel HoldCo Ordinary Shares. Each Squirrel HoldCo Ordinary Share (other than the Squirrel HoldCo Dissenting Shares and Squirrel HoldCo Excluded Shares) issued and outstanding immediately prior to the Reorganization Effective Time (other than those described in Section 1.2(b), Section 1.2(c) and Section 1.2(e) below) shall be cancelled and automatically converted into the right to receive, without interest, such number of the newly issued Parent Ordinary Shares that is equal to the Exchange Ratio, following which all such Squirrel HoldCo Ordinary Share shall cease to be issued and outstanding and shall automatically be canceled and shall cease to exist. Each share certificate (if any) formerly representing any Squirrel HoldCo Ordinary Share (other than those described in Section 1.2(b), Section 1.2(c) and Section 1.2(e) below) shall thereafter represent only the right to receive the same number of Parent Ordinary Shares.

(b) Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Companies Act, no Person who has validly exercised their dissenters’ rights in respect of the Reorganization pursuant to Section 238 of the Cayman Companies Act (each a “Squirrel HoldCo Dissenting Shareholders”) shall be entitled to receive the Parent Ordinary Shares in accordance with Section 1.2(a), as applicable with respect to the Squirrel HoldCo Ordinary Shares owned by such Person (“Squirrel HoldCo Dissenting Shares”) unless and until such Person shall have effectively withdrawn, waived or lost such Person’s dissenters’ rights under the Cayman Companies Act. Each Squirrel HoldCo Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Act with respect to the Squirrel HoldCo Dissenting Shares owned by such Squirrel HoldCo Dissenting Shareholder, and the Squirrel HoldCo Dissenting Shares shall be cancelled and cease to exist at the Reorganization Effective Time. For the avoidance of doubt, all Squirrel HoldCo Dissenting Shares held by a Squirrel HoldCo Dissenting Shareholder who shall have not exercised or who effectively shall have withdrawn or lost his/her/its dissenter rights under Section 238 of the Cayman Companies Act shall thereupon not be Squirrel HoldCo Dissenting Shares and shall be cancelled and cease to exist at the Reorganization Effective Time, in exchange for the right to receive Parent Ordinary Shares in accordance with Section 1.2(a). If any shareholder of Squirrel HoldCo gives to Squirrel HoldCo, before the Squirrel HoldCo Shareholder Approval is obtained, written objection to the Reorganization (each, a “Reorganization Written Objection”) in accordance with Section 238(2) of the Cayman Companies Act, Squirrel HoldCo shall, in accordance with Section 238(4) of the Cayman Companies Act, promptly give written notice of the authorization of the Reorganization (the “Reorganization Authorization Notice”) to each such Squirrel HoldCo shareholder who has made a Reorganization Written Objection.

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(c) Cancellation of Shares Owned by Squirrel HoldCo. If there are any shares of Squirrel HoldCo that are owned by Squirrel HoldCo as treasury shares or any shares of Squirrel HoldCo owned by any direct or indirect wholly owned subsidiary of Squirrel HoldCo immediately prior to the Reorganization Effective Time (the “Squirrel HoldCo Excluded Shares”), such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

(d) Transfers of Ownership. If any share certificate representing shares or securities of Squirrel HoldCo is to be issued in a name other than that in which the share certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the share certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to the Squirrel HoldCo or any registered office provider or any agent designated by it any transfer or other Taxes required by reason of the issuance of a share certificate for shares or securities of Squirrel HoldCo in any name other than that of the registered holder of the share certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(e) Surrender of Squirrel HoldCo Certificates. Parent Securities issued upon the surrender of Squirrel HoldCo Ordinary Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities.

(f) Lost, Stolen or Destroyed Certificates. In the event any share certificates shall have been lost, stolen or destroyed, Parent shall issue in exchange for such lost, stolen or destroyed share certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof, such Parent Securities, as may be required pursuant to this Section 1.2(f); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed share certificates to agree to indemnify Parent with respect to the share certificates alleged to have been lost, stolen or destroyed.

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1.3 Cancellation of Squirrel Cayman Share. Each ordinary share of a par value of US$0.0001 each of Squirrel Cayman issued and outstanding immediately prior to the Reorganization Effective Time shall be canceled and extinguished without any conversion thereof or payment therefor.

1.4 Organizational Documents of Parent. At the Reorganization Effective Time, the memorandum and articles of association of Squirrel Cayman shall be amended and restated so that they read in their entirety as set forth in Exhibit G annexed hereto, and as so amended and restated, shall become the memorandum and articles of association of Parent until the same may be thereafter further amended and/or restated in accordance with their terms and the Cayman Companies Act. The name of Parent will be the same as the name of Squirrel Cayman.

1.5 Officers and Directors of Parent. As of the Reorganization Effective Time, the Persons constituting the officers and directors of Squirrel HoldCo prior to the Reorganization Effective Time shall continue to be the officers and directors of Parent (and holding the same title as held at Squirrel HoldCo).

ARTICLE II

THE MERGER

2.1 The Merger, Merger Closing; Effective Time.

(a) Upon and subject to the terms and conditions set forth in this Agreement, at the Merger Effective Time, and in accordance with the applicable provisions of the Cayman Companies Act, the Company will merge with and into Merger Sub (the “Merger”) in accordance with the Cayman Companies Act, whereupon the separate existence of Merger Sub will cease, and the Company will be the surviving company (the “Surviving Company”) (provided, that references to Merger Sub for periods after the Merger Effective Time shall include the Surviving Company).

(b) At the Merger Effective Time, the effect of the Merger shall be as provided in this Agreement, and the plan of merger with respect to the Merger substantially in the form set out in Exhibit F-2 hereto (the “Plan of Merger”) and any other documents required by the Cayman Companies Act registered with the Cayman Registrar, in accordance with the relevant provisions of the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, immunities, duties and obligations of each of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, immunities, duties and obligations of the Surviving Company (including all rights and obligations with respect to the Company Trust), which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of each of Merger Sub and the Company set forth in this Agreement to be performed after the Merger Effective Time, and the Surviving Company shall continue its existence as a wholly-owned Subsidiary of Parent.

(c) In accordance with the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Merger Closing”) shall take place remotely by conference call and exchange of documents and signatures on the date which is no later than five (5) Business Days after the first date on which all conditions set forth in Section 8.1, Section 8.2 and Section 8.3 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Merger Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Parent and the Company may mutually agree in writing. The date on which the Merger Closing actually occurs is referred to in this Agreement as the “Merger Closing Date.”

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(d) Subject to the satisfaction or waiver of all of the conditions set forth in Section 8.1, Section 8.2 and Section 8.3, at least one (1) business day after the Reorganization Closing, the Company and Merger Sub shall cause the Merger to be consummated by registering the Plan of Merger with the Cayman Registrar (the time of the Plan of Merger being registered by the Cayman Registrar, or such later time as may be specified in the Plan of Merger, being referred to herein as the “Merger Effective Time”).

2.2 Effect of Merger on Issued Securities of the Company, Parent and Merger Sub. Upon the terms and subject to the conditions of this Agreement, at the Merger Effective Time, by virtue of the Merger and without any action on the part of any party or the holders of securities of the Company, Parent or Merger Sub (other than those as described in this Agreement):

(a) Company Preference Shares. Each Company Preference Share issued and outstanding immediately prior to the Merger Effective Time shall be converted into one Company Ordinary Share on a one-for-one basis, by re-designation and re-classification, in accordance with Company’s Memorandum and Articles of Association.

(b) Company Units. Each Company Unit issued and outstanding immediately prior to the Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one (1) Company Ordinary Share, one (1) Company Warrant, and one (1) Company Right in accordance with the terms of the applicable Company Unit, which underlying Company Securities shall be converted in accordance with the applicable terms of this Section 2.2 below (the “Unit Separation”).

(c) Company Rights. Upon the Unit Separation, each Company Right issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted into one-tenth (1/10) Company Ordinary Share, which shall be considered as issued and outstanding prior to the Merger Effective Time and subject to the terms applicable to Company Ordinary Shares described below (the “Company Right Conversion”); provided that no fractional Company Ordinary Share will be issued in connection with the Company Right Conversion such that if a holder of Company Rights would be entitled to receive a fractional Company Ordinary Share upon the Company Right Conversion, the number of Company Ordinary Share to be issued to such holder upon the Company Right Conversion shall be rounded down to the nearest whole number of Company Ordinary Shares.

(d) Company Ordinary Shares. Each Company Ordinary Share issued and outstanding immediately prior to the Merger Effective Time (other than those described in Section 2.2(e), Section 2.2(f) and Section 2.2(k) below) shall automatically be converted into the right to receive one (1) Parent Ordinary Share, following which all such shares of Company Ordinary Share shall cease to be issued and outstanding and shall automatically be canceled and shall cease to exist. Each share certificate (if any) formerly representing shares of Company Ordinary Share (other than those described in Section 2.2(e), Section 2.2(f) and Section 2.2(k) below) shall thereafter represent only the right to receive the same number of Parent Ordinary Shares. Notwithstanding, each independent director of HSPO shall forfeit the Company Ordinary Shares he holds immediately prior to the Merger Effective Time, and, in exchange, Parent shall issue the same number of Parent Ordinary Shares to each independent director at the Merger Effective Time.

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(e) Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Companies Act, no Person who has validly exercised their dissenters’ rights in respect of the Merger pursuant to section 238 of the Cayman Companies Act (each a “Company Dissenting Shareholders”) shall be entitled to receive the Parent Ordinary Shares in accordance with Sections 2.2(b) and (d), as applicable with respect to the Company Ordinary Shares owned by such Person (“Company Dissenting Shares”) unless and until such Person shall have effectively withdrawn, waived or lost such Person’s dissenters’ rights under the Cayman Companies Act. Each Company Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in section 238 of the Cayman Companies Act with respect to the Company Dissenting Shares owned by such Company Dissenting Shareholder, and the Company Dissenting Shares shall be cancelled and cease to exist at the Merger Effective Time. For the avoidance of doubt, all Company Dissenting Shares held by a Company Dissenting Shareholder who shall have not exercised or who effectively shall have withdrawn or lost his/her/its dissenter rights under Section 238 of the Cayman Companies Act shall thereupon not be Company Dissenting Shares and shall be cancelled and cease to exist at the Merger Effective Time, in exchange for the right to receive Parent Ordinary Shares in accordance with Section 2.2(d). If any shareholder of Company gives to the Company, before the Company Shareholder Approval is obtained at the Company Shareholders’ Meeting, written objection to the Merger (each, a “Merger Written Objection”) in accordance with Section 238(2) of the Cayman Companies Act, Company shall, in accordance with Section 238(4) of the Cayman Companies Act, promptly give written notice of the authorization of the Merger (the “Merger Authorization Notice”) to each such Company shareholder who has made a Merger Written Objection.

(f) Cancellation of Shares Owned by the Company. If there are any shares of the Company that are owned by the Company as treasury shares immediately prior to the Merger Effective Time, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

(g) Company Warrants. Each Company Warrant issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted into one (1) Parent Warrant exercisable for Parent Ordinary Shares in accordance with its terms. Each of the Parent Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the Company Warrants, except that they shall represent the right to acquire Parent Ordinary Shares in lieu of shares of Company Ordinary Shares and shall otherwise be amended in accordance with the provisions of the A&R Warrant Agreement to (among other things) comply with all applicable Laws. At or prior to the Merger Effective Time, Parent shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Parent Warrants remain issue and outstanding, a sufficient number of Parent Ordinary Shares for delivery upon the exercise of such Parent Warrants.

(h) Transfers of Ownership. If any share certificate representing shares or securities of Company is to be issued in a name other than that in which the share certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the share certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to the Company or any registered office provider or any agent designated by it any transfer or other Taxes required by reason of the issuance of a share certificate for shares or securities of Company in any name other than that of the registered holder of the share certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

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(i) Surrender of Company Certificates. Parent Securities issued upon the surrender of Company Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities.

(j) Lost, Stolen or Destroyed Company Certificates. In the event any share certificates shall have been lost, stolen or destroyed, Parent shall issue in exchange for such lost, stolen or destroyed share certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof, such Parent Securities, as may be required pursuant to this Section 2.2(j); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed share certificates to agree to indemnify Parent and the Surviving Company with respect to the share certificates alleged to have been lost, stolen or destroyed.

(k) Redeeming Company Shares. Each Redeeming Company Share issued and outstanding immediately prior to the Merger Effective Time shall automatically be cancelled and cease to exist and shall thereafter represent only the right to be paid the Company Redemption Price.

(l) Merger Sub Share. Each ordinary share of a par value of US$0.0001 each of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted into one (1) ordinary share of the Surviving Company, with the same rights, powers and privileges as such share so converted and shall constitute the only issued shares of the Surviving Company.

2.3 Section 368 Reorganization.For U.S. federal income tax purposes, each of the Parties intends that the Merger will constitute a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder to which each of Merger Sub and the Company is a party under Section 368(b) of the Code (the “Intended Tax Treatment”). The Parties hereby (i) adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g), (ii) agree to file and retain such information as shall be required under Treasury Regulation Section 1.368-3, and (iii) agree to file all Tax and other informational returns on a basis consistent with the Intended Tax Treatment unless otherwise required by a Taxing Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the Parties acknowledge and agree that no Party is making any representation or warranty as to the qualification of the Merger for the Intended Tax Treatment or as to the effect, if any, that any transaction consummated on, after or prior to the Merger Effective Time has or may have on any such reorganization status. Each of the Parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Merger is determined not to qualify for the Intended Tax Treatment.

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2.4 Organizational Documents. At the Merger Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Merger Effective Time, shall be deemed and read as the memorandum and articles of association of the Surviving Company (except that the name of the company referenced therein shall be Squirrel Enlivened Global Co., Ltd) until the same may be thereafter further amended and/or restated in accordance with their terms and the Cayman Companies Act.

2.5 Directors and Officers. Immediately after the Merger Effective Time, the board of directors and officers of the Merger Sub prior to the Merger Effective Time shall be the initial board of directors and officers of the Surviving Company. The board of directors and officers of the Parent shall comprise such Persons as described in Section 7.9.

2.6 Withholding. Notwithstanding any provision contained herein to the contrary, each of Parent, Merger Sub, the Company, the Surviving Company and their respective Affiliates will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment contemplated by this Agreement under the Code or any other applicable Law. Any amount deducted or withheld pursuant to this Section 2.6 will be treated for all purposes of this Agreement as having been paid to such Person in respect of such deduction and withholding. Prior to the Merger Closing, the Parties will cooperate with each other in good faith to determine if there is any required deduction or withholding applicable to Parent or Company and to minimize the amount of any applicable withholding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the sections of the disclosure letter prepared by the Company (the “Company Disclosure Letter”) and dated as of the date of this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein, (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face) or in the SEC Reports filed or furnished by the Company prior to the date hereof (excluding (i) any disclosures in such SEC Reports under the headings “Risk Factors”, “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature, and (ii) any exhibits or other documents appended thereto), (c) as otherwise explicitly contemplated by this Agreement, the other Transaction Documents or in connection with the Merger, the Company represents and warrants to Squirrel HoldCo, Squirrel Cayman and Merger Sub as of the date hereof, and to Parent and Merger Sub as of the Merger Closing as follows as follows:

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3.1 Organization and Power. The Company has been duly incorporated and is validly existing as an exempted company and in good standing (or equivalent status, to the extent that such concept exists) under the Laws of the Cayman Islands, and has the requisite company power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of Company’s Governing Documents, as amended to the date of this Agreement, previously made available by or on behalf of the Company to Squirrel HoldCo, are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or materially impair the ability of the Company to consummate the Merger or otherwise have a Company Material Adverse Effect.

3.2 Authorization. Subject to receipt of the Company Shareholder Approval, the execution, delivery and performance of this Agreement, the other Transaction Documents to which the Company is a party and the documents contemplated hereby and thereby by the Company and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action, and no other proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been, and at or prior to the Merger Closing, the other Transaction Documents to which the Company is a party and the other documents contemplated hereby will be, duly executed and delivered by the Company and, assuming that this Agreement is, and at or prior to the Merger Closing, the other Transaction Documents to which the Company is a party and the other documents contemplated hereby and thereby will be, a valid and binding obligation of Squirrel HoldCo, Squirrel Cayman and Merger Sub, this Agreement constitutes, and at or prior to the Merger Closing, the other Transaction Documents to which the Company is a party and the other documents contemplated hereby and thereby will constitute, a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other legal requirements relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).

3.3 No Violations. Subject to (a) receipt of the Company Shareholder Approval, (b) the filing of the Plan of Merger by Cayman Registrar, and (c) compliance with and filings under the federal securities Laws, any U.S. state or foreign securities or “blue sky” laws and the rules and regulations of Nasdaq, the execution and delivery of this Agreement by the Company and the execution and delivery of other Transaction Documents to which the Company is party and the other documents contemplated hereby and thereby and the consummation of the transactions contemplated hereby and thereby by the Company do not and will not (with or without notice or passage of time, or both):

(a) violate or conflict with any of the provisions of the Company’s Governing Documents; or

(b) violate, conflict with, result in a breach or constitute a default under any provision of, or require any notice, filing, consent, authorization or approval under, any Legal Requirement binding upon the Company, except to the extent that the occurrence of the foregoing does not or would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or materially impair the ability of the Company to consummate the transactions contemplated hereby and thereby or otherwise have a material adverse effect on the Company or the transactions contemplated hereby and thereby.

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3.4 Capitalization; Subsidiaries.

(a) As of the date hereof, the Company is authorized to issue (i) 10,000,000 Company Preference Shares and (ii) 490,000,000 Company Ordinary Shares, 7,832,390 of which are issued and outstanding (including 5,521,640 Company Ordinary Shares subject to possible redemption, and assuming the separation of all issued and outstanding Company Units into underlying Company Ordinary Shares, Company Warrants and Company Rights). All issued and outstanding Company Ordinary Shares (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) Company’s Governing Documents, and (B) any other applicable contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Company’s Governing Documents or any contracts to which the Company is a party or otherwise bound.

(b) As of the date hereof, the Company has (i) 7,285,750 Company Warrants issued and outstanding (assuming the separation of all issued and outstanding Company Units into underlying Company Ordinary Shares, Company Warrants and Company Rights), (ii) 7,285,750 Company Rights issued and outstanding (assuming the separation of all issued and outstanding Company Units into underlying Company Ordinary Shares, Company Warrants and Company Rights). All the issued and outstanding Company Warrants and Company Rights (i) have been duly authorized and validly issued and constitute valid and binding obligations of Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) the Company’s Governing Documents and (B) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Company’s Governing Documents or any contracts to which the Company is a party or otherwise bound. Except for the Company’s Governing Documents and this Agreement, there are no outstanding contracts of Company to repurchase, redeem or otherwise acquire any Company Securities.

(c) As of the date hereof, except for this Agreement and as contemplated by this Agreement or the other documents contemplated hereby, except as disclosed in the SEC Reports (defined herein below), the Company has not granted any outstanding options, share appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Company Securities, or any other commitments or agreements providing for the issuance of additional Equity Securities, the sale of treasury shares, for the repurchase or redemption of any Equity Securities or the value of which is determined by reference to the Equity Securities of the Company, and there are no contracts of any kind which may obligate the Company to issue, purchase, redeem or otherwise acquire any of the Equity Securities of the Company.

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(d) The Company has no Subsidiaries and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. The Company is not party to any contract that obligates the Company to invest money in, loan money to or make any capital contribution to any other Person.

3.5 Governmental Consents, Etc. Assuming the truth and completeness of the representations and warranties of the Squirrel Companies contained in this Agreement, except for (a) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or materially impair the ability of the Company to consummate the transactions contemplated hereby or otherwise have a Company Material Adverse Effect, (b) the filing of the Proxy Statement with the SEC, the applicable requirements of the federal securities Laws, any U.S. state or foreign securities or “blue sky” laws, and the rules and regulations of Nasdaq, and (c) the registration of the Plan of Merger with Cayman Registrar in accordance with the relevant provisions of the Cayman Companies Act, the Company is not required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by it of this Agreement or the other Transaction Documents to which the Company is a party or the consummation of the transactions contemplated hereby or thereby, as applicable, and no consent, waiver, approval or authorization of any Governmental Entity or any other party or Person is required to be obtained by the Company in connection with its execution, delivery and performance of this Agreement or the other Transaction Documents to which the Company is a party or the consummation of the transactions contemplated hereby or thereby, as applicable.

3.6 Legal Proceedings. As of the date hereof, there are no pending or, to the Company’s Knowledge, threatened Legal Proceedings, in each case, against the Company including, any that (a) challenges the validity or enforceability of the Company’s obligations under this Agreement or the other Transaction Documents to which the Company is a party or (b) seeks to prevent, delay or otherwise would reasonably be expected to adversely affect the consummation by the Company of the transactions contemplated herein or therein or otherwise result in a Company Material Adverse Effect.

3.7 SEC Filings and Financial Statements.

(a) The Company has timely filed or furnished all forms, reports, schedules, forms, statements and other documents required to be filed by it with the SEC, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “SEC Reports”), and, as of the Merger Closing, will have filed or furnished all other SEC Reports required to be filed or furnished with the SEC subsequent to the date of this Agreement. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Merger Closing Date, then on the date of such filing), each of the SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

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(b) Except as disclosed in the SEC Reports, each of the financial statements (including, in each case, any notes thereto) contained in the SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company as at the respective dates thereof and for the respective periods indicated therein.

(c) Except as and to the extent set forth on the balance sheet of the Company at December 31, 2023, including the notes thereto (as set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 on file with the SEC, the “Company Subject Balance Sheet”), the Company has no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), of the type required to be reflected on a consolidated balance sheet prepared in accordance with GAAP except for (i) liabilities and obligations incurred since the date of the Company Subject Balance Sheet in the Ordinary Course of Business that are not, individually or in the aggregate, material to the Company and none of which results from or arises out of any material breach of or material default under any contract, material breach of warranty, tort, material infringement or material violation of Law; (ii) liabilities and obligations incurred in connection with the transactions contemplated by the Company as set forth in this Agreement; (iii) liabilities and obligations which are not, individually or in the aggregate, material to the Company.

(d) The Company has heretofore furnished to Squirrel HoldCo, Squirrel Cayman and Merger Sub complete and correct copies of all amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

(e) All comment letters received by the Company from the SEC or the staff thereof since its inception through the date hereof and all responses to such comment letters filed by or on behalf of the Company are either publicly available on the SEC’s EDGAR website or have otherwise been made available to Squirrel HoldCo, Squirrel Cayman and Merger Sub.

(f) To the Company’s Knowledge, each director and executive officer of the Company has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

(g) The Company has timely filed or have otherwise made available to Squirrel HoldCo, Squirrel Cayman and the Merger Sub all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any SEC Report (the “Company Certifications”). Each of the Company Certifications is true and correct. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are reasonably designed to ensure that all material information concerning the Company is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents.

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(h) The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP. Except as not required in reliance on exemptions from various reporting requirements by virtue of the Company’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act or as otherwise set forth in the SEC Reports, the Company has established and maintains a system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(i) Except as otherwise set forth in the SEC Reports, the Company has no off-balance sheet arrangements.

(j) Neither the Company nor, to the Knowledge of the Company, any manager, director, officer, employee, auditor, accountant or Representative of the Company has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices. No attorney representing the Company, whether or not employed by the Company, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board (or any committee thereof) or to any director or officer of the Company. Since the Company’s inception, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

(k) To the Company’s Knowledge, as of the date hereof, no employee of the Company has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. As of the date hereof, neither the Company nor any officer, employee, contractor, subcontractor or agent of the Company has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. § 1514A(a).

3.8 Absence of Certain Changes. During the period from the date of the Company Subject Balance Sheet to the date hereof, except as otherwise set forth in the SEC Report or as permitted by Section 5.1, the Company has conducted its business in the Ordinary Course of Business and:

(a) there has not been a Company Material Adverse Effect;

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(b) the Company has not declared, set aside or paid any dividend or other distribution or payment in respect of its securities;

(c) the Company has not sold, assigned, transferred, conveyed, leased or otherwise disposed of any material portion of its assets or incurred any Indebtedness;

(d) the Company has not made any loans, advances, or capital contributions to, or investments in, any Person;

(e) the Company has not (i) increased the base salary or base wages payable to any of its officers or employees other than increases made in the Ordinary Course of Business, (ii) increased severance obligations payable to any of its officers or employees or (iii) made or committed to make any bonus payment to any of its employees or agents other than payments or arrangements in the Ordinary Course of Business;

(f) the Company has not acquired by merger, consolidation or otherwise any business of any Person or division thereof;

(g) there has not been any casualty event that has resulted in or is reasonably likely to result in a loss in excess of $500,000, whether or not covered by insurance;

(h) there has not been any material change by the Company in accounting or Tax reporting principles, methods or policies;

(i) the Company has not made or rescinded any material election relating to Taxes, settled or compromised any material Claim relating to Taxes, or amended any material Tax Return;

(j) the Company has not settled any material Legal Proceedings; and

(k) the Company has not agreed or committed, whether orally or in writing, to do any of the foregoing.

3.9 Company Trust Amount. As of the day immediately preceding the date hereof, the Company Trust has a rounded-off balance of no less than $61,883,524.63 (the “Company Trust Amount”). Such monies are invested solely in United States Government securities, money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, or otherwise as permitted pursuant to the Company Trust Agreement, and held in trust by Continental Stock Transfer & Trust Company pursuant to the Company Trust Agreement. The Company Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Company Trust Agreement in the SEC Reports to be inaccurate in any material respect or that would entitle any Person (other than the underwriters of Company’s IPO for deferred underwriting commissions as described in the SEC Reports and holders of Company Public Shares who shall have elected to redeem their Company Ordinary Shares pursuant to the Company’s Governing Documents, to any portion of the proceeds in the Company Trust). Prior to the Merger Closing, none of the funds held in the Company Trust may be released except (x) to pay income and other tax obligations from any interest income earned in the Company Trust or (y) to redeem Company Ordinary Shares in accordance with the provisions of Company’s Governing Documents (the “Permitted Releases”).

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3.10 Broker. Except as set forth in Schedule 3.10 of the Company Disclosure Letter, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any agreement made by or on behalf of the Company.

3.11 Solvency. The Company is not entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company.

3.12 Company Information. None of the information supplied or to be supplied by the Company or any of its Affiliates expressly for inclusion in the SEC Reports, mailings to the Company Shareholders with respect to the Redemption Offer or the Merger, any supplements thereto or in any other document filed with any Governmental Entity in connection herewith, will, at the date of filing or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by the Company or that is included in the applicable filings). No representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied or to be supplied by, the Company, the Company Shareholders or any of their respective Affiliates.

3.13 Listing. The issued and outstanding Company Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq as of the date hereof. As of the date hereof, there is no Legal Proceeding pending or, to the Company’s Knowledge, threatened in writing against the Company by the SEC with respect to the deregistration of the Company Ordinary Shares under the Exchange Act. As of the date hereof, there is no Legal Proceeding pending or, to the Company’s Knowledge, threatened in writing against the Company by Nasdaq with respect to the delisting of the Company Ordinary Shares on Nasdaq. The Company has taken no action that is designed to terminate the registration of the Company Ordinary Shares under the Exchange Act.

3.14 Affiliate Transactions. Except as set forth in Schedule 3.14 of the Company Disclosure Letter or otherwise disclosed in the SEC Reports, and other than (i) for payment of salary and benefits for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company or (iii) with respect to any Person’s ownership of shares or other securities of the Company, there are no contracts or arrangements under which there are any existing or future liabilities or obligations between the Company, on the one hand, and, on the other hand, any (y) present or former manager, employee, officer or director of the Company or any of its Subsidiaries or (z) record or beneficial owner of 5% or more of the issued and outstanding Company Shares as of the date hereof.

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3.15 Company Contracts. Except as set forth on Schedule 3.15 of the Company Disclosure Letter or otherwise disclosed in the SEC Reports or contacts with legal, financial and other advisors, as of the date hereof, the Company is not party to any contract (other than nondisclosure agreements (containing customary terms) to which the Company is a party that were entered into in the Ordinary Course of Business).

3.16 Real Property. Except as set forth on Schedule 3.16 of the Company Disclosure Letter or otherwise disclosed in the SEC Reports, the Company does not own, lease or use any real property.

3.17 Tax Matters. Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a) the Company has timely filed (taking into account all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it and all such Tax Returns are true, correct, and complete in all respects;

(b) all Taxes of the Company (whether or not shown on any Tax Returns) that are due have been fully and timely paid;

(c) the Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party;

(d) there are no Liens for Taxes (except Taxes not yet due and payable) on any of the assets of the Company;

(e) there are no pending or threatened in writing disputes, claims, audits, examinations or other proceedings regarding any Taxes of the Company or the assets of the Company; and

(f) no deficiency with respect to an amount of Taxes has been proposed, asserted or assessed against the Company.

Notwithstanding any other provision in this Agreement, the representations and warranties in this Section 3.17 and Section 3.20 are the only representations and warranties in this Agreement with respect to the Tax matters of the Company.

3.18 Legal Requirements and Permits.

(a) the Company is in compliance in all material respects with all applicable Legal Requirements. As of the date hereof, the Company is not under investigation by any Governmental Entity with respect to any alleged material violation of any applicable legal requirements.

(b) the Company has been granted all Permits necessary for and material to the conduct of its business as conducted as of the date hereof, taken as a whole. Such Permits are valid and in full force and effect and the Company is in material compliance with all of such Permits. There is no lawsuit or similar proceeding pending or, to the Knowledge of the Company, threatened, to revoke, suspend, withdraw or terminate any such Permit.

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3.19 Insurance. Except as set forth in Schedule 3.19 of the Company Disclosure Letter, the Company does not own or maintain any insurance policies, nor is any insurance necessary for the operation of its business.

3.20 Tax-Free Reorganization. As of the date hereof, the Company has not taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the Knowledge of the Company is there any other fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

3.21 Investment Company. The Company is not an “investment company,” a company controlled by an “investment company,” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

3.22 Absence of Certain Payments. As of the date of this Agreement, to the Knowledge of the Company, no employee of the Company has, and no agent or Representative when acting on behalf of the Company has, in violation of Law (i) used any corporate funds for any contribution, gift, entertainment or other expense relating to political activity; (ii) made any direct or indirect payment to any foreign or domestic government official or employee from corporate funds; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other payment.

3.23 Independent Investigation. The Company acknowledges that it and its Representatives have received access to such books and records, contracts and other Assets of the Squirrel Companies which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Squirrel HoldCo and to discuss the business and assets of the Squirrel Companies. The Company acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, have formed an independent judgment concerning, the Squirrel Companies and their respective businesses and operations.

3.24 No Additional Representations. Except as provided in Agreement and any Transaction Document to which the Company, its Affiliates or any of their respective directors, managers, officers, employees, equityholders, partners, members or Representatives is a party, none of the Company , any of its Affiliates, or any of their respective directors, managers, officers, employees, equityholders, partners, members or Representatives has made, or is making, any representation or warranty whatsoever to Squirrel HoldCo, Squirrel Cayman and Merger Sub or their respective Affiliates.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SQUIRREL COMPANIES

Except (a) as set forth in the sections of the disclosure letter prepared by the Squirrel Companies (the “Squirrel Disclosure Letter” and together with the Company Disclosure Letter, the “Disclosure Letters”) dated as of the date of this Agreement (each of which qualifies (i) the correspondingly numbered representation, warranty or covenant if specified therein and (ii) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), (b) as a result of consummating the transactions contemplated by this Agreement (including the Reorganization and the Merger), and (c) as otherwise explicitly contemplated by this Agreement, the other Transaction Documents or in connection with the Business Combination, each of the Squirrel Companies, severally and jointly, as of the date hereof and as of the Merger Closing, represents and warrants to the Company as follows:

4.1 Existence and Good Standing.

(a) Each Squirrel Company is duly incorporated, organized, validly existing and, to the extent applicable in the respective jurisdiction and, to the Knowledge of Squirrel HoldCo, in good standing under the Laws of the jurisdiction in which it is incorporated or organized to the extent applicable in such jurisdiction. Each Squirrel Company has all requisite corporate power and authority to own, lease and operate the properties and assets it owns, leases and operates and to carry on its business as such business is conducted, as of the date hereof.

(b) Each Squirrel Company is qualified to do business as a foreign entity in each jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where failure to be so duly qualified would not reasonably be expected to have, individually or in the aggregate, a Squirrel Material Adverse Effect. Squirrel HoldCo (or Parent upon and following the Reorganization Closing) has made available to the Company an accurate and complete copy of each Governing Document of each Squirrel Company, in each case, as in effect and in full force as of the date of this Agreement and as of the Merger Closing.

4.2 Authority; Enforceability. Each Squirrel Company has the full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which such entity is a party and the documents contemplated hereby and thereby, and to perform its obligations under this Agreement and the other Transaction Documents to which it is a party, subject (in the case of performance) to obtaining the Squirrel HoldCo Shareholder Approval. Assuming that this Agreement is, and at or prior to the Merger Closing, the other Transaction Documents to which any Squirrel Company is a party and the other documents contemplated hereby and thereby will be, a valid and binding obligation of the Company and/or other parties thereto, this Agreement constitutes, and at or prior to the Merger Closing, each of the other Transaction Documents to which any Squirrel Company is a party and the other documents contemplated hereby and thereby will constitute the valid and binding obligation of such Squirrel Company, as applicable, enforceable against such entity, as applicable, in accordance with its terms, except as enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium or other legal requirements relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).

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4.3 No Violations. Except for (i) the filing of the Plan of Reorganization and the Plan of Merger by Cayman Registrar, (ii) compliance with and filings under the federal securities Laws, any U.S. state or foreign securities or “blue sky” laws and the rules and regulations of Nasdaq, and (iii) compliance with and filings under the Laws of the Governmental Entities of the People’s Republic of China (including the CSRC), (iv) any violation, conflict, breach or default resulting solely from any Squirrel Company being party to the transactions contemplated hereby, subject to the receipt of consents, approvals, authorizations and other requirements set forth in Section 4.15, the execution and delivery of this Agreement by any Squirrel Company and the execution and delivery of the other Transaction Documents to which such Squirrel Company is a party and the other documents contemplated hereby and thereby do not and will not, and the performance and compliance with the terms and conditions hereof and thereof by any Squirrel Company and the consummation of the transactions contemplated hereby and thereby by such Squirrel Company will not (with or without notice or passage of time, or both):

(a) violate, conflict with, result in a breach or constitute a default under any Governing Documents of such Squirrel Company; or

(b) (i) violate or conflict with any provision of, cause a default under, or give rise to, or result in, a right of termination, cancellation, or acceleration of any obligation under any Legal Requirement applicable to a Squirrel Company, including but not limited to, any required filings with the CSRC and reports in in connection with Overseas Listing Trial Measures and the supporting guidelines of the Overseas Listing Trial Measures, (ii) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) under any Material Contract to which such Squirrel Company is a party or by which such Squirrel Company may be bound, or terminate or result in the termination of any such foregoing Material Contract, or (iii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of such Squirrel Company, except in each case as would not have a Squirrel Material Adverse Effect.

4.4 Capitalization; Subsidiaries.

(a) As of the date hereof, (i) the authorized share capital of Squirrel HoldCo is US$50,000 divided into 500,000,000 Squirrel HoldCo Ordinary Shares, 20,000,000 of which are issued and outstanding, and (ii) the authorized share capital of Squirrel Cayman is US$50,000 divided into 500,000,000 Squirrel Cayman Ordinary Shares, 20,000,000 of which are issued and outstanding. As of the date hereof, no Squirrel HoldCo Ordinary Shares or Squirrel Cayman Ordinary Shares are held as treasury shares. All issued and outstanding Squirrel HoldCo Ordinary Shares and Squirrel Cayman Ordinary Shares (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, and all requirements set forth in (A) Governing Documents of Squirrel HoldCo or Squirrel Cayman as applicable, and (B) any other applicable contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Governing Documents of Squirrel HoldCo or Squirrel Cayman, as applicable, or any contracts to which Squirrel HoldCo or Squirrel Cayman is a party or otherwise bound.

(b) Except as set forth in Section 4.4(a) and Schedule 4.4(b) of the Squirrel Disclosure Letter, each Squirrel Company has not issued, granted, and is not otherwise bound by or subject to any outstanding subscriptions, options, warrants, rights or other securities (including debt securities) convertible, exercisable or exchangeable for capital shares of such Squirrel Company, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional capital shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of capital shares or other equity interests of such Squirrel Company or the value of which is determined by reference to capital shares or other equity interests of such Squirrel Company, and there are no voting trusts, proxies or agreements of any kind which may obligate such Squirrel Company to issue, purchase, register for sale, redeem or otherwise acquire any capital shares or other equity interests.

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(c) The Parent Ordinary Shares to be issued to the Squirrel HoldCo Shareholders immediately prior to the Reorganization Effective Time and the Parent Ordinary Shares to be issued to the Company Shareholders immediately prior to the Merger Effective Time, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and nonassessable and issued in compliance with Cayman Companies Act, all applicable Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the memorandum and articles of association of Parent or any contract to which Parent is a party or otherwise bound. There are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Parent’s shareholders may vote. To the Knowledge of Squirrel HoldCo, none of the Parent Ordinary Shares to be issued to the Squirrel HoldCo Shareholders immediately prior to the Reorganization Effective Time or the Parent Ordinary Shares to be issued to the Company Shareholders immediately prior to the Merger Effective Time, will, upon their issuance, subject to any proxies, voting agreements, voting trusts or other similar arrangements which affect the rights of holder(s) to vote such securities, nor are any shareholder agreements, buy-sell agreements, restricted share purchase agreements, share purchase agreements, warrant purchase agreements, stock issuance agreements, stock option agreements, rights of first refusal or other similar agreements, in each case, to which Parent is a party, existing as of the date hereof with respect to such securities which in any manner would affect the title of any holder(s) to such securities or the rights of any holder(s) to sell the same free and clear of all Liens.

(d) Schedule 4.4(d) of the Squirrel Disclosure Letter accurately sets forth the name and place of incorporation or formation of each Subsidiary of Squirrel HoldCo as of the date hereof. As of the date hereof, each such Subsidiary is directly or indirectly wholly owned by Squirrel HoldCo. Each Squirrel Company’s issued and outstanding shares have been, to the extent applicable, duly authorized and validly issued and are fully paid and non-assessable. As of the date hereof, each Squirrel Company has not granted any outstanding options, share appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Squirrel HoldCo Ordinary Shares or Squirrel Cayman Ordinary Shares. There are no agreements requiring any Squirrel Company to issue, purchase, redeem or otherwise acquire, or transfer, sell or otherwise dispose of any shares or other securities of any Squirrel Company, including any options, subscriptions, rights, warrants, calls or other similar commitments or agreements relating thereto, or any share appreciation rights or securities convertible into or exchangeable or exercisable for Squirrel HoldCo Ordinary Shares or Squirrel Cayman Ordinary Shares, or any commitments or agreements the value of which is determined by reference to the Squirrel HoldCo Ordinary Shares or the Squirrel Cayman Ordinary Shares.To the Knowledge of Squirrel HoldCo, no shares or other securities of any Squirrel Company, are subject to any proxies, voting agreements, voting trusts or other similar arrangements which affect the rights of holder(s) to vote such securities, nor are any stockholder agreements, buy-sell agreements, restricted share purchase agreements, equity purchase agreements, warrant purchase agreements, stock issuance agreements, stock option agreements, rights of first refusal or other similar agreements, in each case, to which a Squirrel Company is a party, existing as of the date hereof with respect to such securities which in any manner would affect the title of any holder(s) to such securities or the rights of any holder(s) to sell the same free and clear of all Liens.

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(e) Merger Sub is a newly incorporated Cayman Islands exempted company, incorporated solely for the purpose of engaging in the transactions contemplated by this Agreement. Merger Sub has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. Merger Sub is a direct wholly-owned Subsidiary of Squirrel Cayman. Merger Sub has no Subsidiaries.

(f) Except for the activities, obligations or liabilities incurred in connection with its organization, and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the Merger Effective Time, incurred, directly or indirectly through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

4.5 Disclosures and Notifications; Financial Position; No Undisclosed Liabilities.

(a) Attached as Schedule 4.5(a) of the Squirrel Disclosure Letter are true, fair and complete copies of the audited consolidated balance sheet of Squirrel HoldCo, and the related statement of operations and statement of cash flows as of September 30, 2023 and for the years ended September 30, 2023 and 2022 (the “Audited Statements Date” and such financial statements, the “Audited Financial Statements”).

(b) Subsequent to the delivery of the Audited Financial Statements, in the event that the Audited Financial Statements contained in the Form F-4 become stale before the effectiveness of the Form F-4, Squirrel HoldCo has or will have delivered and incorporated into the Form F-4 the unaudited consolidated balance sheet of Squirrel HoldCo, and the related unaudited statement of operations and unaudited statement of cash flows as of and for the period ended on such subsequent date (the “Interim Statements Date” and such financial statements, the “Interim Financial Statements”) and to the extent as necessary, the audited consolidated balance sheet of Squirrel HoldCo, and the related statement of operations and statement of cash flows as of and for the period ended on such subsequent date that is a financial year end (the “Updated Audited Statements Date” and such financial statement, the “Updated Audited Financial Statements,” together with the Audited Financial Statements and the Interim Financial Statements, the “Squirrel Financial Statements”).

(c) The Squirrel Financial Statements (i) with respect to the Audited Financial Statements and the Updated Audited Financial Statements, fairly present or will fairly present in all material respects the financial position of Squirrel HoldCo as at the Audited Statements Date or the Updated Audited Statement Date as applicable, and with respect to the Interim Financial Statements, subject to any adjustments in any Updated Audited Financial Statements, fairly present or will fairly present in all material respects the financial position of Squirrel HoldCo as at the Interim Statements Date, respectively, and the results of operations and consolidated cash flows for the period ended on the Audited Financial Statements Date or the Interim Statements Date or the Updated Audited Statement Date, respectively, and (ii) were prepared or will be prepared in conformity with GAAP applied on a consistent basis (except for the absence of footnotes and other presentation items for normal year-end adjustments).

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(d) Squirrel HoldCo has established procedures which provide a reasonable basis for its directors to make proper judgments as to the financial position of the Squirrel Companies.

(e) In the last 12 months, there has been no change in Squirrel HoldCo’s internal control over financial reporting of Squirrel HoldCo or Squirrel Companies that has affected, or is reasonably likely to affect, in any material respect, Squirrel HoldCo’s internal control over financial reporting of the Squirrel Companies.

(f) The Squirrel Companies keep books, records and accounts which accurately and fairly reflect the transactions, assets and liabilities of the Squirrel Companies taken as a whole.

(g) Since the Audited Statements Date, and upon the delivery of the Updated Audited Financial Statements, the Updated Audited Statements Date, none of the Squirrel Companies has incurred any obligation or liability of any nature (whether accrued, absolute, contingent or otherwise) of the type required to be reflected on a consolidated balance sheet prepared in accordance with GAAP applied on a basis consistent with Squirrel HoldCo’s past practices, other than any such liabilities or obligations (i) incurred in the Ordinary Course of Business since the Audited Statements Date, and upon the delivery of the Updated Audited Financial Statements, the Updated Audited Statements Date, (ii) that are described in Schedule 4.5(g) of the Squirrel Disclosure Letter, (iii) incurred in connection with the transactions contemplated by this Agreement, (iv) for performance of obligations of any Squirrel Company under the Material Contracts, (v) otherwise disclosed in the Squirrel Financial Statements, this Agreement or the Squirrel Disclosure Letter or (vi) that would not have, individually or in the aggregate, a Squirrel Material Adverse Effect.

4.6 Absence of Certain Changes. During the period from the Audited Statements Date, and upon the delivery of the Updated Audited Financial Statements, the Updated Audited Statements Date to the date hereof, except as otherwise permitted by Section 6.1 or otherwise contemplated by this Agreement and the other Transaction Documents, each Squirrel Company has conducted its business in the ordinary course substantially consistent with past practices and:

(a) there has not been a Squirrel Material Adverse Effect;

(b) none of the Squirrel Companies has declared, set aside or paid any dividend or other distribution or payment in respect of its securities other than intercompany distributions;

(c) none of the Squirrel Companies has sold, assigned, transferred, conveyed, leased or otherwise disposed of any material portion of its assets or incurred any Indebtedness, except in the Ordinary Course of Business;

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(d) none of the Squirrel Companies has made any loans, advances, or capital contributions to, or investments in, any Person other than another Squirrel Company;

(e) none of the Squirrel Companies has (i) increased the base salary or base wages payable to any of its officers or employees other than increases made in the Ordinary Course of Business, (ii) increased severance obligations payable to any of its officers or employees or (iii) made or committed to make any bonus payment to any of its employees or agents other than payments or arrangements in the Ordinary Course of Business;

(f) none of the Squirrel Companies has acquired by merger, consolidation or otherwise any business of any Person or division thereof;

(g) there has not been any casualty event that has resulted in or is reasonably likely to result in a loss in excess of $1,000,000, whether or not covered by insurance;

(h) there has not been any material change by any of the Squirrel Companies in accounting or Tax reporting principles, methods or policies;

(i) none of the Squirrel Companies has made or rescinded any material election relating to Taxes, settled or compromised any material Claim relating to Taxes, or amended any material Tax Return;

(j) none of the Squirrel Companies has settled any material Legal Proceedings; and

(k) none of the Squirrel Companies has agreed or committed, whether orally or in writing, to do any of the foregoing.

4.7 Real Property.

(a) None of the Squirrel Companies owns any real property.

(b) Schedule 4.7(b) of the Squirrel Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of (i) the street address of all real property which any of the Squirrel Companies owns a leasehold interest (the “Leased Real Property”), (ii) the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property, and (iii) the term and rental payment amounts pertaining to each such parcel of Leased Real Property, and (iv) a complete list of the Real Property Leases applicable thereto. A true and complete copy of each of the written Real Property Leases, as in effect as of the date hereof, has been made available to the Company or its Representatives and none of the written Real Property Leases has been modified in any respect, except to the extent that such modifications are disclosed by the copies delivered to the Company. The title in and to the leasehold interests in the Leased Real Property of each Squirrel Company is free and clear of Liens, except for Permitted Liens. Each of the Real Property Leases is in full force and effect and the Squirrel Companies hold valid and existing leasehold interests thereunder as of the date hereof. Other than assignments or security interests that have been or will be terminated and released on or prior to the Merger Closing Date, no Squirrel Company has previously assigned its interest or granted any other security interest in any of the Real Property Leases.

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(c) The Leased Real Property constitutes all of the real property used as of the date hereof in the conduct of the business as conducted by the Squirrel Companies as of the date hereof.

4.8 Tax Matters. Except as would not have a Squirrel Material Adverse Effect:

(a) each Squirrel Company has timely filed (taking into account all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it and all such Tax Returns are true, correct, and complete in all respects;

(b) all Taxes of the Squirrel Companies (whether or not shown on any Tax Returns) that are due have been fully and timely paid;

(c) each Squirrel Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party;

(d) there are no Liens for Taxes (except Taxes not yet due and payable) on any of the assets of the Squirrel Companies;

(e) there are no pending or threatened in writing disputes, claims, audits, examinations or other proceedings regarding any Taxes of the Squirrel Companies or the assets of the Squirrel Companies; and

(f) no deficiency with respect to an amount of Taxes has been proposed, asserted or assessed against any Squirrel Company.

Notwithstanding any other provision in this Agreement, the representations and warranties in this Section 4.8 and Section 4.13 are the only representations and warranties in this Agreement with respect to the Tax matters of the Squirrel Companies and no representation or warranty is given under this Agreement with respect to any taxable period (or part thereof) that begins after the Merger Closing Date.

4.9 Contracts.

(a) “Material Contract” shall mean each of the following contracts to which any Squirrel Company is a party or bound as of the date hereof, other than those that have expired or terminated or have been fully performed in accordance with their terms or that have no material, continuing rights or obligations thereunder, in each case as amended to date:

(i) each lease or agreement under which a Squirrel Company is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $100,000 (excluding the Real Property Leases);

(ii) each contract (other than those entered into by a Squirrel Company in the Ordinary Course of Business and contracts that can be terminated on not more than 90 days’ notice) that involves future payments, performance or services to or by any Squirrel Company of any amount or value reasonably expected to exceed $500,000 in the 2024 calendar year or $1,000,000 in the aggregate;

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(iii) each contract by which any Intellectual Property is licensed to or licensed from any Squirrel Company and that involves annual individual license or maintenance fees in excess of $200,000, other than pursuant to licenses to a Squirrel Company with respect to off-the-shelf or other unmodified commercially available software, including software licensed under “click-wrap” or “shrink-wrap” agreements;

(iv) each material joint venture or licensing arrangement with a third party involving the sharing of profits of any Squirrel Company with such third party;

(v) each contract that prohibits any Squirrel Company from competing in the business of the Squirrel Companies as conducted as of the date hereof or in any geographic area or that restricts any Squirrel Company’s ability to solicit or hire any person as an employee;

(vi) each contract with any director, officer, employee or equity holder of any Squirrel Company (other than contracts relating to any person’s employment with a Squirrel Company);

(vii) each contract under which any Squirrel Company has made advances or loans to another Person in excess of $200,000, other than to another Squirrel Company or with respect to employee advances for business expenses in the Ordinary Course of Business;

(viii) each contract relating to the incurrence, assumption or guarantee by any Squirrel Company of any Indebtedness under which the principal amount outstanding thereunder payable by any Squirrel Company is greater than $200,000, other than contracts solely between or among the Squirrel Companies;

(ix) each contract with any labor union or collective bargaining association representing any employee of a Squirrel Company; and

(x) each contract for the sale of any material assets of a Squirrel Company other than in the Ordinary Course of Business or for the grant to any Person of any preferential purchase rights to purchase any of its material assets.

(b) With respect to each Material Contract, as of the date hereof (i) such Material Contract is the legal and valid obligation of the Squirrel Company party thereto, and, to the Knowledge of Squirrel HoldCo, of each other party thereto, enforceable against each Squirrel Company and, to the Knowledge of Squirrel HoldCo, each other party thereto, in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other legal requirements relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity), (ii) no Squirrel Company has given a written notice of its intent to terminate, materially modify, materially amend or otherwise materially alter the terms and conditions of any Material Contract or has received any written claim of default under any Material Contract, other than defaults that have been cured or waived in writing or would not reasonably be expected to have a Squirrel Material Adverse Effect, and (iii) neither any Squirrel Company thereto nor, to Squirrel HoldCo’s Knowledge, any other party to any Material Contract is in material breach of or in material default under any Material Contract.

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4.10 Intellectual Property

(a) Each item of Registered Intellectual Property that is (i) necessary and material for the Squirrel Companies’ material business or operations as conducted as of the Merger Closing (the “Squirrel Company Business”) and (ii) owned by any Squirrel Company (“Squirrel Company Registered Intellectual Property”) is subsisting.

(b) As of the date hereof, no Squirrel Company has received any written notice that the conduct of Squirrel Company Business violates or infringes any Intellectual Property rights of any other Person, nor, to the Knowledge of Squirrel HoldCo, does the conduct of Squirrel Company Business violate or infringe any valid and enforceable Registered Intellectual Property of any other Person. To the Knowledge of Squirrel HoldCo, no third party is infringing, in any material respect, any of the Squirrel Company Registered Intellectual Property.

(c) Each of the employees, consultants or contractors of the Squirrel Companies who have contributed to or participated in the discovery, creation or development of any material Squirrel Company Registered Intellectual Property (“Personnel”) (i) has assigned to Squirrel HoldCo or Squirrel Cayman, or is under a valid obligation to assign to the Squirrel Companies by contract or otherwise, all right, title and interest in such Intellectual Property, or (ii) is a party to a valid “work for hire” agreement under which the Squirrel Companies are deemed to be the original author/owner of all subject matter included in such Squirrel Company Registered Intellectual Property; or (iii) to the extent the Personnel do not have the ability to take any of the actions described in the foregoing clauses (i) or (ii), has granted to the Squirrel Companies a license or other legally enforceable right granting the Squirrel Companies to use such Squirrel Company Registered Intellectual Property.

(d) To the Knowledge of Squirrel HoldCo, each of the Squirrel Companies have taken commercially reasonable measures to maintain and protect the secrecy, confidentiality and value of the Trade Secrets of Squirrel Company Business. To the Knowledge of Squirrel HoldCo, no unauthorized disclosure of any such Trade Secret has been made as of the date hereof.

(e) Subject to any necessary notices and consents, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby will not result in the forfeiture, cancellation, termination or other material impairment of, or give rise to any right of any Person to cancel, terminate or otherwise impair the right of the Squirrel Companies to own or use or otherwise exercise any other rights that the Squirrel Companies currently have with respect to any Intellectual Property that is, individually or in the aggregate, material to the Squirrel Companies.

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4.11 Legal Proceedings; Orders. There are no Legal Proceedings pending and, to the Knowledge of Squirrel HoldCo, there are no Legal Proceeding threatened in writing, against any of the Squirrel Companies and does not seek material injunctive or other material non-monetary relief. There is no Order outstanding as of the date hereof (whether rendered by a Governmental Entity or by arbitration) against any Squirrel Company or by which any Squirrel Company is bound that would, individually or in the aggregate, reasonably be expected to have a Squirrel Material Adverse Effect.

4.12 Consents. No approval, consent, waiver or authorization of, no Order or filing with, and no notice to, any Governmental Entity or Real Property Lease is or will be required to be obtained or made by or on behalf of any Squirrel Company in connection with the execution, delivery or performance of this Agreement, the other Transaction Documents to which any of the Squirrel Companies is or will be a party or the consummation of the Business Combination, except (a) as provided in this Agreement (including ARTICLE VII), or (b) the absence of which would not, individually or in the aggregate, result in a Squirrel Material Adverse Effect.

4.13 Employee Benefits. Neither Squirrel HoldCo nor any of its Subsidiaries maintains, sponsors or contributes to or in the past has maintained, sponsored or contributed to any Squirrel Employee Benefit Plan. Neither the execution of this Agreement and the other Transaction Documents to which any Squirrel Company is or will be a party nor the consummation of the transactions contemplated by this Agreement shall, individually, in the aggregate or in connection with any other event, (a) result in any payment becoming due to any officer, employee, consultant or director of any Squirrel Company, (b) increase or modify any benefits otherwise payable by any Squirrel Company to any employee, consultant or director of such Squirrel Company, or (c) result in the acceleration of time of payment or vesting of any such benefits.

4.14 Insurance. Schedule 4.14 of the Squirrel Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, each Squirrel Company as of the date of this Agreement, if any. True, correct and complete copies of such insurance policies as in effect as of the date hereof have previously been made available to the Company or its Representatives. With respect to each insurance policy all policies of insurance maintained by, or for the benefit of, each Squirrel Company as of the date hereof, no Squirrel Company or, to the Knowledge of Squirrel HoldCo, insurer, is in material breach or material default (including with respect to the payment of premiums or the giving of notices), under such policy. All such policies are in full force and effect and no written notice of early cancellation or early termination has been received by any Squirrel Company as of the date hereof with respect to any such policy and the policy limits have not been exhausted. All claims, occurrences, litigation and circumstances that could reasonably be expected by any Squirrel Company to lead to a claim that would be covered by insurance policies have been properly reported to the applicable insurer in a timely fashion, except where the failure to report such a claim, occurrence, litigation or circumstance would not reasonably be expected to have a Squirrel Material Adverse Effect. No insurer has denied or disputed coverage of any material claim under an insurance policy held by, or for the benefit of, a Squirrel Company during the last twelve (12) months.

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4.15 Legal Requirements and Permits.

(a) Each Squirrel Company is in compliance in all material respects with all applicable Legal Requirements. To the Knowledge of Squirrel HoldCo, as of the date hereof, no Squirrel Company is under investigation by any Governmental Entity with respect to any alleged material violation of any applicable Legal Requirements.

(b) Except for such failures or non-compliance as would not reasonably be expected to result in, individually or in the aggregate, a Squirrel Material Adverse Effect, (i) the Squirrel Companies have been granted all licenses, permits, consents, approvals, franchises and other authorizations required to be obtained under any Legal Requirement (each a “Permit”) necessary for and material to the conduct of the business taken as a whole (collectively, the “Material Permits”), (ii) the Material Permits are valid and in full force and effect and each Squirrel Company is in compliance with all of its Material Permits in all material respects and (iii) as of the date hereof there is no lawsuit or similar proceeding pending or, to the Knowledge of Squirrel HoldCo, threatened, to revoke, suspend, withdraw or terminate any Material Permit. Schedule 4.15(b) of the Squirrel Disclosure Letter sets forth a true, correct and complete list of all Material Permits held by each Squirrel Company as of the date hereof.

(c) Within three (3) Business Days from the filing date of the Company’s Form 8-K announcing the execution of this Agreement and the transactions contemplated hereunder, the Squirrel Companies will submit the required filings with the CSRC pursuant to Overseas Listing Trial Measures, the supporting guidelines of the Overseas Listing Trial Measures and any applicable Laws in connection with this Agreement, the other Transaction Documents, the transactions contemplated hereby and thereby and the listing of Parent Ordinary Shares on Nasdaq. Before the Merger Closing Date, Squirrel Companies will have received all the required Regulatory Approvals from the CSRC with respect to the matters described in the former part of this paragraph.

(d) Each Squirrel Company maintains adequate programs, procedures or policies to prevent, detect, and deter, in all material respects violations of applicable Law by the directors, officers, employees or Representatives or other Persons of such Squirrel Company.

4.16 Environmental Matters.

(a) Each Squirrel Company is in compliance with all Environmental Laws, which compliance includes the possession by the Squirrel Companies of all Permits, licenses, consents, approvals and other governmental authorizations required under Environmental Laws except as would not result in a Squirrel Material Adverse Effect.

(b) (i) There is no Environmental Claim pending as of the date hereof or, to the Knowledge of Squirrel HoldCo, threatened against any of the Squirrel Companies that has not been fully resolved and (ii) to the Knowledge of Squirrel HoldCo, there has been no release of any Hazardous Materials at any Leased Real Property that would reasonably be expected to result in any material liability against the Squirrel Companies, including any cleanup liability, under Environmental Laws and no handling, storage or generation of wastes containing Hazardous Materials by the Squirrel Companies against the Squirrel Companies under Environmental Laws, except, in each case, as would not result in a Squirrel Material Adverse Effect.

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(c) No Squirrel Company is subject to any Order issued specifically with respect to the Squirrel Companies or the Leased Real Property that has not been fully resolved relating to compliance with, or the Release or cleanup of Hazardous Materials under, any Environmental Laws.

4.17 Relationships with Related Persons. Except for the agreement set forth in Schedule 4.17 of the Squirrel Disclosure Letter, the Squirrel Companies are not parties to any contracts with any Affiliate, shareholder, employee, member, manager, officer or director of any Squirrel Company other than contracts governing an individual’s provision of services to the Squirrel Companies and employee benefits and contracts between Squirrel Companies. No Squirrel Company has loaned or advanced any amounts that remain outstanding to, or received any loans or advancement of any amounts from, any Affiliate, shareholder, employee, member, manager, officer or director of any Squirrel Company, other than in the Ordinary Course of Business or intercompany loans between Squirrel Companies, and no Squirrel Company has borrowed funds from any of the foregoing that remains outstanding other than intercompany loans between Squirrel Companies. No Affiliate, shareholder, employee, member, manager, officer or director of a Squirrel Company (other than another Squirrel Company) (a) owns any material property right, tangible or intangible, which is used by a Squirrel Company in the conduct of its business or (b) owns, directly or, to the Knowledge of Squirrel HoldCo, indirectly, any Person that is a material customer, supplier, competitor or lessor of any Squirrel Company. As of the date hereof there is no pending or, to the Knowledge of Squirrel HoldCo, threatened charge, complaint, arbitration, audit, investigation or other action brought by or on behalf of, or otherwise involving, any current or former employee, any person alleged to be a current or former employee, any applicant for employment, or any class of the foregoing, or any Governmental Entity, that involves the labor or employment relations and practices of any Squirrel Company that would reasonably be expected to result, individually or in the aggregate, in a Squirrel Material Adverse Effect.

4.18 Employees; Employment Matters and Independent Contractors. As of the date hereof, neither the Squirrel HoldCo nor any of its Subsidiaries is or ever has been a party to or bound by any collective bargaining agreement, nor have any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. There has been no organizational effort made or, to the knowledge of Squirrel HoldCo, threatened, either currently or since the date of organization of the Squirrel HoldCo, by or on behalf of any labor union with respect to the service providers of Squirrel HoldCo or any of its Subsidiaries. Except as would not reasonably be expected to have a Squirrel Material Adverse Effect, (i) each of the Squirrel Companies is in compliance with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, classification of employees, workers’ compensation, occupational safety and health, immigration, affirmative action, employee and data privacy, plant closings, and wages and hours, and (ii) all payments due from any of the Squirrel Companies on account of wages have been paid or properly accrued as a liability on the books of the applicable Squirrel Companies.

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4.19 Brokers’ Fees. No Squirrel Company is liable for any investment banking fee, finder’s fee, brokerage payment or other like payment in connection with the origination, negotiation or consummation of the transactions contemplated herein that will be the obligation of Squirrel HoldCo or any of the Squirrel Companies (following the Merger Closing).

4.20 Privacy and Cybersecurity.

(a) Except as would not have a Squirrel Material Adverse Effect, each Squirrel Company maintains and is in compliance with, and during the last twelve (12) months has maintained and been in compliance with, (i) all applicable Laws relating to the privacy and/or security of personal information in the possession or control of such Squirrel Company, (ii) the contractual obligations concerning cybersecurity, data security and the security of the information technology systems of such Squirrel Company. There are no material Legal Proceedings by any Person (including any Governmental Entity) pending to which any Squirrel Company is a named party, or as to which such Squirrel Company has received a threat in writing, alleging a violation of any third Person’s privacy or personal information rights.

(b) During the last twelve (12) months (i) there have been no material breaches of the security of the information technology systems under the exclusive control of any Squirrel Company, and (ii) there have been no disruptions in any such information technology systems that materially adversely affected the business or operations of such Squirrel Company. Each Squirrel Company takes commercially reasonable and legally compliant measures designed to protect confidential, sensitive or personally identifiable information in its possession or control against unauthorized access, use, modification, disclosure or other misuse. To the knowledge of each Squirrel Company, such Squirrel Company has not (A) experienced any incident in which such information was stolen or improperly accessed, including in connection with a breach of security, or (B) received any written notice or complaint from any Person with respect to any of the foregoing, nor to the knowledge of such Squirrel Company has any such notice or complaint been threatened in writing against such Squirrel Company.

4.21 Anti-Corruption Compliance.

(a) Each Squirrel Company, and to the knowledge of such Squirrel Company, each of its directors, officers, employees, Representatives have not, in the past twelve (12) months (i) made any bribe, influence payment, kickback, payoff, benefits or any other type of payment that would be unlawful under any applicable Anti-Bribery Law; or (ii) offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any Person for the purpose of (A) influencing any act or decision of any government official in his official capacity, (B) inducing a government official to do or omit to do any act in relation to his lawful duty, (C) inducing a government official to influence or affect any act, decision or omission of any Governmental Entity, or (D) assisting such Squirrel Company in obtaining or retaining business for or with, or in directing business to, any Person.

(b) The Squirrel Companies as a whole have instituted and maintain policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(c) As of the date hereof, to the knowledge of each Squirrel Company, there are no current or pending internal investigations, or third-party investigations (including by any Governmental Entity), or internal or external audits, that address any material allegations or information concerning possible material violations of the applicable Anti-Bribery Laws related to such Squirrel Company.

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4.22 Anti-Money Laundering, Sanctions and International Trade Compliance.

(a) Each Squirrel Company, and to the knowledge of Squirrel HoldCo, each of its directors, officers, employees, Representatives (i) are, and have been for the past twelve (12) months, in compliance with all applicable Anti-Money Laundering Laws, Sanctions, and International Trade Laws, and (ii) have obtained all required and material licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any material filings with, any applicable Governmental Entity for all activities and transactions, including for the import, export, re-export, deemed export, deemed reexport, or transfer required under the International Trade Laws and Sanctions and the provision of financial services required under Anti-Money Laundering Laws. There are and have for the past twelve (12) months been no pending or, to the knowledge of any Squirrel Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against such Squirrel Company related to any Anti-Money Laundering Laws, Sanctions, or International Trade Laws.

(b) Each Squirrel Company, and to the knowledge of Squirrel HoldCo, each of its directors, officers, employees, (i) have not been during the past twelve (12) months a Sanctioned Person or a Restricted Person, and (ii) have not transacted business directly or indirectly with any Sanctioned Person or Restricted Person or with or in any Sanctioned Jurisdiction, in each case in violation of applicable Sanctions or International Trade Laws

4.23 The Registration Statements and Proxy Statement. The information supplied by each Squirrel Company in writing specifically for inclusion in the Proxy Statement/Form F-4 shall not, at (a) the time the Proxy Statement/Form F-4 is filed in accordance with Rule 424(b) under the Securities Act and/or pursuant to Section 14A of the Exchange Act or declared effective, (b) the time the Proxy Statement/Form F-4 (or any amendment thereof or supplement thereto) is first mailed to (i) the Company Shareholders and (ii) the Squirrel HoldCo Shareholders, and (c) the time of (i) the Company Shareholders’ Meeting and (ii) obtaining the Squirrel HoldCo Shareholders Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.24 Vendors. None of the top five (5) vendors of the Squirrel Companies based on the aggregate Dollar value of the transaction volume of the Squirrel Companies with such counterparty for each period for the years ended December 31, 2023 and 2022 (the “Top Vendors”) has, as of the date of this Agreement, informed in writing any Squirrel Company that it will, or, to the knowledge of Squirrel HoldCo, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with such Squirrel Company (other than due to the expiration of an existing contractual arrangement), and to the knowledge of such Squirrel Company, none of the Top Vendors is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against such Squirrel Company or its business.

4.25 Government Contracts. Each Squirrel Company is not a party to (a) any Contract between such Squirrel Company, on one hand, and any Governmental Entity, on the other hand, or (b) any subcontract or other Contract by which such Squirrel Company has agreed to provide goods or services through a prime contractor directly to a Governmental Entity that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services.

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4.26 Investment Company. Each Squirrel Company is not an “investment company,” a company controlled by an “investment company,” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

4.27 Issuer and Emerging Growth Company. Squirrel Cayman is and shall be at all times commencing from the date thirty (30) days prior to the first filing of the Proxy Statement/F-4 with the SEC through the Reorganization Closing, and, commencing from the Reorganization Closing, Parent shall be at all times through the Merger Closing, (a) a foreign private issuer as defined in Rule 405 under the Securities Act and (b) an “emerging growth company” as that term is defined in the JOBS Act.

4.28 Absence of Certain Payments. As of the date of this Agreement, to the Knowledge of Squirrel HoldCo, no employee of a Squirrel Company has, and no agent or Representative when acting on behalf of a Squirrel Company has, in violation of Law (i) used any corporate funds for any contribution, gift, entertainment or other expense relating to political activity; (ii) made any direct or indirect payment to any foreign or domestic government official or employee from corporate funds; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other payment.

4.29 Books and Records. All books and records of the Squirrel Companies are accurate and are maintained in accordance with applicable Laws, in each case, in all material respects.

4.30 Vote Required. The approvals by a special resolution of Squirrel HoldCo Shareholders are the only votes of any class or series of shares of Squirrel HoldCo that are required to approve the Reorganization and the Merger (the “Squirrel HoldCo Required Vote”).

4.31 Company Investigations. Each of Squirrel HoldCo, Squirrel Cayman and Merger Sub acknowledges that it and its Representatives have received access to such books and records and, contracts of the Company which it and its Representatives have desired or requested to review, and that they and their Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Each of Squirrel HoldCo, Squirrel Cayman and Merger Sub acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, have formed an independent judgment concerning, the Company and their respective businesses and operations.

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4.32 NO ADDITIONAL REPRESENTATIONS; NO RELIANCE. Except as provided in this Agreement and any Transaction Document to which any Squirrel Company, their Affiliates, or any of their respective directors, managers, officers, employees, equityholders, partners, members or Representatives is a party, each Squirrel Company, its Affiliates and their respective directors, managers, officers, employees, equityholders, partners, members or Representatives have not made, and are not making, any representation or warranty whatsoever to the Company or its Affiliates.

ARTICLE V

COVENANTS OF THE COMPANY

5.1 Operations of the Company Prior to the Merger Closing.

(a) From the date hereof until the earlier of the termination of this Agreement and the Merger Closing Date, and except as contemplated by this Agreement or with the prior written approval of Squirrel HoldCo, the Company shall (i) conduct its business, in all material respects, in the Ordinary Course of Business, (ii) comply with all applicable Laws, (iii) use commercially reasonable efforts to keep available the services of their respective officers and employees, (iv) keep all insurance policies currently in effect, or policies that are substantially similar in all material aspects with the terms, conditions, retentions, and limits of liability under the insurance in effect as of the date hereof, and (v) not take any of the following actions:

(i) except for purposes of extending the time by which the Company must complete an initial business combination pursuant to the Company’s Governing Documents (the “Extension”), make any amendment or modification to its Governing Documents;

(ii) take any action in violation or contravention of any of the Company’s Governing Documents, applicable Law or any applicable rules and regulations of the SEC and Nasdaq;

(iii) split, subdivide, combine, consolidate, reclassify, recapitalize or otherwise amend any terms of the Company Shares;

(iv) except pursuant to the Working Capital Loans, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its Equity Securities, or other security interests, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such equity securities or other security interests;

(v) make any redemption or purchase of its equity interests, except pursuant to the Redemption Offer or in connection with the Extension;

(vi) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its equity securities;

(vii) effect any recapitalization, reclassification, equity split, share subdivision or like change in its capitalization;

(viii) make any amendment or modification to the Company Trust Agreement;

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(ix) make or allow to be made any reduction or increase in the Company Trust Amount, other than as expressly permitted by the Company’s Governing Documents and Company Trust Agreement;

(x) incur any indebtedness, expenses or any other financial obligations that will become the obligations of the Surviving Company at or following the Merger Effective Time or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person for indebtedness, except for the Working Capital Loans evidenced by unsecured promissory notes payable upon the Merger Closing as disclosed in the Company’s SEC Filings;

(xi) contact (or permit any of its employees, agents, Representatives or Affiliates to contact) any customer, supplier, distributor, joint-venture partner, lessor, lender or other material business relation of any Squirrel Company regarding any Squirrel Company, its business or the Merger;

(xii) establish any Subsidiary or acquire any interest in any asset;

(xiii) prepare or file any Tax Return materially inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is materially inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including materially inconsistent positions, elections or methods that would have the effect of deferring income to periods ending after the Merger Closing Date or accelerating deductions to periods ending on or before the Merger Closing Date);

(xiv) settle or otherwise compromise any material Claim relating to Taxes, enter into any closing agreement or similar agreement relating to Taxes, otherwise settle any material dispute relating to Taxes, or request any ruling or similar guidance with respect to Taxes;

(xv) amend, waive or terminate, in whole or in part, any material agreement to which the Company is a party;

(xvi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xvii) adopt any Company Employee Benefit Plan;

(xviii) enter into any transaction with any of its directors, officers, shareholders or employees as a result of which the Parent will be liable for obligations to pay any fee in any amount greater than $100,000 or services in connection with or following the Merger Closing;

(xix) enter into any agreement or commitment to do any of the foregoing, or any action or omission that would result in any of the foregoing.

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(b) Nothing contained in this Agreement will give the Squirrel HoldCo, Squirrel Cayman or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Merger Closing.

5.2 Access to Books and Records. Subject to Section 5.1(a)(xi), from the date hereof until the earlier of the termination of this Agreement and the Merger Closing Date, the Company will provide Squirrel HoldCo and its authorized Representatives reasonably acceptable to the Company (the “Squirrel HoldCo’s Representatives”) with reasonable access during normal business hours, and upon reasonable notice, to the offices, properties, senior personnel, and all financial books and records (including Tax records) of the Company in order for Squirrel HoldCo to have the opportunity to make such investigation as it will reasonably desire in connection with the consummation of the transactions contemplated hereby; provided, however, that in exercising access rights under this Section 5.2, Squirrel HoldCo and the Squirrel HoldCo’s Representatives will not be permitted to interfere unreasonably with the conduct of the business of the Company. Notwithstanding anything contained herein to the contrary, no such access or examination will be permitted to the extent that it would require the Company to disclose information subject to attorney-client privilege or attorney work-product privilege or similar privilege or protection applicable to such information or related documents, conflict with any third-party confidentiality obligations to which the Company is bound, or violate any applicable Law. Notwithstanding anything contained herein to the contrary, no access or examination provided pursuant to this Section 5.2will qualify or limit any representation or warranty set forth herein or the conditions to the Merger Closing set forth in Section 8.3(a). No more than five (5) Business Days prior to the Reorganization Closing, the Company will provide Squirrel Cayman a funds flow memorandum (including all amounts, payees, and wiring information) satisfactory to Squirrel Cayman, setting forth all payments to be made by or on behalf of Company in respect of Outstanding Company Expenses.

5.3 Company Confidentiality. Prior to the Merger Closing, the Company shall not disclose any Confidential Information of a Squirrel Company, except to the Company’s (i) legal and financial advisors who are subject to a duty to maintain the confidentiality of any such information and (ii) employees and contractors who need to know such information for the evaluation, negotiation and consummation of the transactions contemplated hereby and have signed confidentiality agreements or are otherwise bound by confidentiality obligations at least as restrictive as those contained herein, provided that the Company shall remain responsible for each such person’s compliance with this Section 5.3. The Company shall not be in violation of this Section 5.3 with regard to any disclosure in response to a valid Order or other Legal Requirement, provided that the Company (i) gives Squirrel HoldCo prompt written notice of such requirement prior to disclosure and provides reasonable assistance to Squirrel HoldCo in efforts to obtain an order protecting such Confidential Information from public disclosure or (ii) if such notice is prohibited by law, uses reasonable efforts to seek to obtain confidential treatment for, and otherwise prevent disclosure of, such Confidential Information. The Company will notify Squirrel HoldCo in writing promptly upon any unauthorized use or disclosure of Confidential Information of a Squirrel Company of which it becomes aware.

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5.4 Efforts to Consummate. Subject to the terms and conditions herein provided, from the date hereof until the earlier of the termination of this Agreement and the Merger Closing Date,

(a) the Company will use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including to the satisfaction, but not a waiver, of the Merger Closing conditions set forth in Section 8.1 and Section 8.3); provided, that such efforts will not require agreeing to any obligations or accommodations (financial or otherwise) binding on the Company in the event the Merger Closing does not occur. The Parties acknowledge and agree that nothing contained in this Section 5.4 will limit, expand or otherwise modify in any way any efforts standard explicitly applicable to any of the Company’s obligations under this Agreement.

(b) the Company shall use (and shall cause their respective Affiliates to use) commercially reasonable efforts to, upon request by a Squirrel Company, provide relevant information in a timely manner per the requirements of the Overseas Listing Trial Measures and the supporting guidelines of the Overseas Listing Trial Measures.

(c) Prior to the Merger Closing, the Company will use (and will cause its Affiliates to use) commercially reasonable efforts to file the Plan of Merger with Cayman Registrar in accordance with the relevant provisions of the Cayman Companies Act, and the other Parties shall provide reasonable cooperation in connection with such efforts.

5.5 Exclusive Dealing. During the period from the date hereof through the Merger Closing or the earlier termination of this Agreement, the Company will not take any action to knowingly initiate, solicit or engage in discussions or negotiations with, or knowingly provide any information to, any Person (other than Squirrel HoldCo, Squirrel Cayman, Merger Sub, any investor or potential investor in the Transaction Financing and their respective Representatives or as contemplated by this Agreement and the other Transaction Documents, including any agreements related to the Transaction Financing) concerning any alternative business combination transaction involving the Company, including any purchase or sale of equity or assets of the Company by any other Person, any purchase or sale of equity or assets of any other Person by the Company, any merger, combination or recapitalization of the Company or any Subsidiary thereof or any merger, combination or recapitalization of any other Person in a transaction to which the Company or any Subsidiary thereof is a party (each such transaction, a “Company Acquisition Transaction”); provided that this Section 5.5 will not apply to the Company or its Representatives in connection with (x) communications to its shareholders related to the transactions contemplated by this Agreement and the other Transaction Documents or the execution, delivery and performance thereof, and (y) communications with the investors or potential investors in the Transaction Financing and their respective Representatives. The Company will cease and cause to be terminated any existing discussions, communications or negotiations with any Person (other than Squirrel HoldCo, Squirrel Cayman and Merger Sub, any investor or potential investor in the Transaction Financing and their respective Representatives) conducted heretofore with respect to any Company Acquisition Transaction. In the event that any unsolicited inquiry is made by a potential party to a Company Acquisition Transaction, whether formal or informal, Company will promptly notify Squirrel HoldCo that such contact has occurred and provide the name of the Person who made such contact and if terms were proposed, what terms were so proposed.

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5.6 Notification. From the date hereof until the earlier of the termination of this Agreement and the Merger Closing Date, if the Company becomes aware of any fact or condition arising after the date hereof that constitutes a breach of any representation or warranty made by the Company in Article III or of any covenant, in each case that would cause the conditions set forth in Section 8.2(a) or Section 8.2(b), as applicable, not to be satisfied as of the Reorganization Closing Date or the Merger Closing Date, the Company will disclose in writing to Squirrel HoldCo such breach.

ARTICLE VI

COVENANTS OF SQUIRREL HOLDCO, SQUIRREL CAYMAN AND MERGER SUB

6.1 Operations of Squirrel Companies Prior to Merger Closing.

(a) From the date hereof until the earlier of the termination of this Agreement and the Merger Closing Date, except (i) if the Company will have consented (which consent will not be unreasonably withheld, conditioned or delayed) after notice has been provided by Squirrel HoldCo or (ii) as otherwise contemplated by this Agreement, each of Squirrel HoldCo, Squirrel Cayman (including as Parent upon and following the Reorganization Closing) and Merger Sub (A) will conduct its business and the businesses of its Subsidiaries in the Ordinary Course of Business, consistent with past practices, use commercially reasonable efforts to keep available the services of its and each Subsidiary’s officers and employees, and in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Squirrel Company’s Material Contracts; (B) shall and shall cause each Squirrel Company to continue to pay material outstanding accounts payable and other material current Liabilities (including payroll) when due and payable, (C) keep all insurance policies currently in effect, or policies that are substantially similar in all material aspects with the terms, conditions, retentions, and limits of liability under the insurance in effect as of the date hereof, provided that, notwithstanding the foregoing or clause (A), (B) or (C) of this Section 6.1, Squirrel HoldCo may use available cash to repay any Indebtedness; and (D) will not, and will not permit any Squirrel Company to:

(i) except for issuances of (A) replacement share certificates for Squirrel HoldCo Ordinary Shares, (B) new share certificates for Squirrel HoldCo Ordinary Shares in connection with a transfer of Squirrel HoldCo Ordinary Shares by the holder thereof, or (C) Squirrel HoldCo or Squirrel Cayman Ordinary Shares to investors in connection with the Transaction Financing, sell, issue or deliver any of Squirrel HoldCo or any of its Subsidiaries’ equity securities or issue or sell any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any of Squirrel HoldCo or any of its Subsidiaries’ equity securities;

(ii) effect any recapitalization, reclassification, equity split, share subdivision or like change in its capitalization;

(iii) except for any amendments necessary to consummate the transactions contemplated by this Agreement and the other Transaction Documents, amend Squirrel HoldCo’s Governing Documents or any of its Subsidiaries’ organizational documents;

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(iv) make any distribution of cash or property or otherwise declare or pay any dividend on, or make any payment on account of, the purchase, redemption, defeasance, retirement or other acquisition of, any of its common shares, as applicable, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property.

(v) (A) sell, assign or transfer any material portion of its tangible assets, except in the Ordinary Course of Business for (1) inventory assets and (2) non-inventory assets having an aggregate value of less than $200,000 and except for sales of obsolete assets or assets with de minimis or no book value; or (B) mortgage, encumber, pledge, or impose any Lien upon any of its assets, except for Permitted Liens or in the Ordinary Course of Business;

(vi) enter into, materially amend or voluntarily terminate any Material Contract or Real Property Leases other than in the Ordinary Course of Business;

(vii) make any capital investment in, or any advance or loan to, any other Person (other than among the Squirrel Companies), except in the Ordinary Course of Business;

(viii) enter into any other transaction with any of its directors, officers or employees outside the Ordinary Course of Business;

(ix) cancel any material third-party indebtedness owed to any Squirrel Company;

(x) make or change any material election in respect of Taxes or material method of accounting or accounting policies of any Squirrel Company, in each case unless required by Law or IFRS or GAAP;

(xi) file any Tax Return materially inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is materially inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including materially inconsistent positions, elections or methods that would have the effect of deferring income to periods ending after the Merger Closing Date or accelerating deductions to periods ending on or before the Merger Closing Date);

(xii) enter into any closing agreement or similar agreement relating to Taxes, otherwise settle any material dispute relating to Taxes, or request any ruling or similar guidance with respect to Taxes, in each case unless required by Law, IFRS or GAAP;

(xiii) make any acquisition of a business or a division thereof, or consummate any merger or similar business combination or enter into any binding agreement for such an acquisition, merger or similar business combination with any Person (provided that (A) non-binding letters of interests will not be considered a binding agreement solely due to binding provisions related to exclusivity, expenses, confidentiality, choice of law or other similar matters, and (B) licenses of intellectual property rights (whether exclusive or non-exclusive) will not be deemed to be an acquisition, merger or similar business combination);

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(xiv) incur any Indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of any Squirrel Company or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person (other than a wholly owned Subsidiary of Squirrel HoldCo for Indebtedness) (except for (A) in connection with refinancing of existing Indebtedness on terms no less favorable to Squirrel HoldCo than, and in an aggregate principal amount not in excess of, such existing Indebtedness or (B) borrowings under or permitted by Squirrel HoldCo’s existing credit facilities);

(xv) collect or discount accounts receivable, accelerate the collection of accounts receivable from future periods into more current periods, delay the payment of accounts payable or accrued expenses, decrease the historic levels of inventory, delay the purchase of services or supplies or delay capital repairs or maintenance;

(xvi) waive, release, settle, compromise or otherwise resolve any Legal Proceeding, except in the Ordinary Course of Business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $200,000 in the aggregate;

(xvii) grant to, or agree to grant to, any Person rights to any Intellectual Property or software that is material to such Squirrel Company and its Subsidiaries, taken as a whole, or dispose of, abandon or permit to lapse any rights to any Intellectual Property that is material to the business of the Squirrel Companies (taken as a whole), except for the expiration of any Squirrel Company Registered Intellectual Property in accordance with the applicable statutory term (or in the case of domain names, applicable registration period) or in the reasonable exercise of the business judgment of such Squirrel Company as to the costs and benefits of maintaining the item;

(xviii) manage the working capital (including paying amounts payable in a timely manner when due and payable) of the Squirrel Companies in a manner other than in the Ordinary Course of Business consistent with past practice;

(xix) terminate without replacement, or fail to use reasonable efforts to maintain any License material to the conduct of the business of the Squirrel Companies (taken as a whole);

(xx) waive the restrictive covenant obligations of any current or former employee of such Squirrel Company in any material respect;

(xxi) (i) limit the right of such Squirrel Company to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Squirrel Companies (taken as a whole) or

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(xxii) agree, whether orally or in writing, to do any of the foregoing, or agree, whether orally or in writing, to any action or omission that would result in any of the foregoing.

(b) Nothing contained in this Agreement will give the Company, directly or indirectly, the right to control or direct any Squirrel Company’s operations prior to the Merger Closing.

6.2 Access to Books and Records. During the period from the date hereof through the Merger Closing or the earlier termination of this Agreement and the Merger Closing Date, Squirrel HoldCo, Squirrel Cayman and Merger Sub will provide the Company and its authorized Representatives reasonably acceptable to the Company (the “Company’s Representatives”) with reasonable access, during normal business hours, and upon reasonable notice, to the books and records (including Tax records) of the Squirrel Companies all financial books and records (including Tax records) of the Squirrel Companies in order for Company to have the opportunity to make such investigation as it will reasonably desire in connection with the consummation of the transactions contemplated hereby; provided, however, that in exercising access rights under this Section 6.2 Company’s Representatives will not be permitted to interfere unreasonably with the conduct of the business of the Squirrel Companies. Notwithstanding anything contained herein to the contrary, no such access or examination will be permitted to the extent that it would require any Squirrel Company to disclose information subject to attorney-client privilege or attorney work-product privilege or similar privilege or protection applicable to such information or related documents, conflict with any third-party confidentiality obligations to which any Squirrel Company is bound, or violate any applicable Law. Notwithstanding anything contained herein to the contrary, no access or examination provided pursuant to this Section 6.2 will qualify or limit any representation or warranty set forth herein or the conditions to the Merger Closing set forth in Section 8.2(a).

6.3 Squirrel Company Confidentiality. Prior to the Merger Closing, each Squirrel Company shall not disclose any Confidential Information of the Company, except to a Squirrel Company’s (i) legal and financial advisors who are subject to a duty to maintain the confidentiality of any such information and (ii) employees and contractors who need to know such information for the evaluation, negotiation and consummation of the transactions contemplated hereby and have signed confidentiality agreements or are otherwise bound by confidentiality obligations at least as restrictive as those contained herein; provided that Squirrel HoldCo shall remain responsible for each such person’s compliance with this Section 6.3. Squirrel HoldCo shall not be in violation of this Section 6.3 with regard to any disclosure in response to a valid Order or other Legal Requirement, provided that Squirrel HoldCo (i) gives the Company prompt written notice of such requirement prior to disclosure and provides reasonable assistance to the Company in efforts to obtain an order protecting such Confidential Information from public disclosure or (ii) if such notice is prohibited by law, uses reasonable efforts to seek to obtain confidential treatment for, and otherwise prevent disclosure of, such Confidential Information. Squirrel HoldCo will notify the Company in writing promptly upon any unauthorized use or disclosure of the Confidential Information of the Company of which it becomes aware.

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6.4 Exclusive Dealing. During the period from the date hereof through the Merger Closing or the earlier termination of this Agreement, none of the Squirrel Companies will take any action to knowingly initiate, solicit or engage in discussions or negotiations with, or knowingly provide any information to, any Person (other than the Company and the Company’s Representatives) concerning an initial public offering, recapitalization or refinancing of any Squirrel Company (other than as contemplated by this Agreement and the other Transaction Documents, including any agreements related to financing in connection with the consummation of the Business Combination), any purchase of a majority of the outstanding Squirrel HoldCo Ordinary Shares, Squirrel Cayman Ordinary Shares or any merger, sale of a majority of the assets of the Squirrel Companies or similar transactions involving the Squirrel Companies or their respective securities (other than assets sold in the Ordinary Course of Business and licenses (whether exclusive or non-exclusive) of the intellectual property rights of a third Person) (each such transaction, an “Alternative Transaction”); provided that this Section 6.4 will not apply to Squirrel HoldCo or Squirrel HoldCo’s Representatives in connection with (x) shareholder communications related to the transactions contemplated by this Agreement and the other Transaction Documents or the execution, delivery and performance thereof, and (y) communications with the investors or potential investors in the Transaction Financing and their respective Representatives. Squirrel HoldCo will, and will cause its Subsidiaries to, cease and cause to be terminated (a) any existing discussions, communications or negotiations with any Person (other than the Company and the Company’s Representatives, any investor or potential investor in the Transaction Financing and the Representatives of any investors in the Transaction Financing) conducted heretofore with respect to any Alternative Transaction and (b) any such Person’s and its authorized Representatives’ access to any electronic data room granted in connection with any acquisition transaction. In the event that any unsolicited inquiry is made by a potential party to an Alternative Transaction, whether formal or informal, Squirrel HoldCo will notify the Company that such contact has occurred.

6.5 Notification. From the date hereof until the earlier of the termination of this Agreement and the Merger Closing Date, if after the date hereof , any Squirrel Company has Knowledge of any fact or condition that constitutes a breach of any representation or warranty made in Article IV or any covenant that would cause the conditions set forth in Section 8.3(a) or Section 8.3(b) as applicable, not to be satisfied as of the Merger Closing Date, Squirrel HoldCo will disclose in writing to the Company such breach.

6.6 Efforts to Consummate. Subject to the terms and conditions herein provided, from the date hereof until the earlier of the termination of this Agreement and the Merger Closing Date,

(a) Squirrel HoldCo, Squirrel Cayman and Merger Sub will use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the Merger Closing conditions set forth in Article VIII). The Parties acknowledge and agree that nothing contained in this Section 6.6 will limit, expand or otherwise modify in any way any efforts standard explicitly applicable to any of Squirrel HoldCo’s, Squirrel Cayman’s or Merger Sub’s respective obligations under this Agreement.

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(b) Squirrel HoldCo shall use, and cause each other Squirrel Company to use, (and shall cause their respective Affiliates to use) its commercially reasonable efforts to fulfill the filing procedure with the CSRC and report relevant information in a timely manner per the requirements of the Overseas Listing Trial Measures and the supporting guidelines of the Overseas Listing Trial Measures.

(c) Prior to the Reorganization Closing, Squirrel HoldCo, Squirrel Cayman and Merger Sub shall use their commercially reasonable efforts to obtain or cause the Squirrel Companies to obtain, any Consents of Governmental Entities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement and the other Transaction Documents or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement and the other Transaction Documents by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

6.7 Extensions. Squirrel HoldCo shall use its commercially reasonable efforts to or cause its Subsidiaries or designee to deposit fund into the Company Trust to effect the Extensions of the Company’s term in accordance with the Company’s Governing Documents in effect, provided that, the Company shall issue Squirrel HoldCo or its designee promissory notes evidencing such deposits which shall be fully repaid in cash at the Merger Closing or converted into the Company Units immediately prior to the Merger Closing at the discretion of the holders of such promissory notes.

ARTICLE VII

JOINT COVENANTS

The respective Parties hereto covenant and agree to take the following actions:

7.1 The Registration Statements and Proxy Statement.

(a) As soon as reasonably practicable following the date of this Agreement, (i) the Company shall prepare and cause to be furnished to the SEC a proxy statement to be sent or otherwise made available to the Company Shareholders relating to the Company Shareholders’ Meeting (together with any amendments or supplements thereto, the “Proxy Statement”); and (ii) the Squirrel Companies and the Company shall prepare, and Squirrel Cayman shall file with the SEC (x) a registration statement on Form F-4 (as amended or supplemented from time to time, the “Form F-4”), among other things, relating to the registration of the offer and sale of securities of to be issued in connection with the Business Combination, including the Parent Ordinary Shares issuable to the holders of Squirrel HoldCo Ordinary Shares immediately prior to the Reorganization Effective Time in connection with the Reorganization and the Parent Ordinary Shares issuable to the holders of the Company Securities immediately prior to the Merger Effective Time in connection with the Business Combination, in which the Proxy Statement will be included, and (y) the Form 8-A (the “Form 8-A”) in connection with the registration under the Exchange Act of the Parent Ordinary Shares contemplated pursuant to the Business Combination. The Squirrel Companies and the Company shall use their respective reasonable best efforts to have the Form F-4 and the Form 8-A declared effective under the Securities Act as soon as reasonably practicable after such filing. Each Party shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form F-4, the Form 8-A and Proxy Statement, and the Form F-4, the Form 8-A and Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of Squirrel Cayman and the Company shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form F-4, the Form 8-A or Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Form F-4, the Form 8-A or the Proxy Statement, as applicable. Each Party shall use its reasonable best efforts to respond as soon as reasonably practicable to any comments from the SEC with respect to the Form F-4, the Form 8-A or Proxy Statement. Notwithstanding the foregoing, prior to filing or causing to be filed the Form F-4, the Form 8-A or the Proxy Statement (or any amendment or supplement thereto) to the SEC and making it available to the shareholders of the Company or responding to any comments of the SEC with respect thereto, each of Squirrel Cayman and the Company shall (A) provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (B) consider in good faith all comments reasonably proposed by the other. Each of Squirrel Cayman (including as Parent upon and following the Reorganization Closing) and the Company shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form F-4 and the Form 8-A, the issuance of any stop order relating thereto or the suspension of the qualification of offering or sale of Parent Ordinary Shares to be issued in connection with the Business Combination immediately prior to the Merger Closing in any jurisdiction, and each of Squirrel Cayman and the Company shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of Squirrel Cayman and the Company shall also take any other action required to be taken under the Securities Act, the Exchange Act or any applicable non-U.S. or state securities or “blue sky” Laws in connection with the Business Combination and the issuance of Parent Ordinary Shares. Each of Squirrel Cayman and the Company shall use its reasonable best efforts to keep the Form F-4 and the Form 8-A effective as long as necessary to consummate the Business Combination and the other transactions contemplated by this Agreement.

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(b) The Company, on the one hand, and Squirrel HoldCo, Squirrel Cayman and Merger Sub, on the other hand, covenant that none of the information supplied or to be supplied by Squirrel HoldCo, Squirrel Cayman, Merger Sub or the Company, as applicable, for inclusion or incorporation by reference in (i) the Form F-4 or the Form 8-A will, at the time the such filing or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; or (ii) the Proxy Statement will, at the date it is first filed with the SEC in definitive form or mailed or otherwise made available to the Company Shareholders or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form F-4 and the Form 8-A will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, it being understood that no covenant is made by Squirrel HoldCo, Squirrel Cayman or Merger Sub with respect to statements or omissions made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder, it being understood that no covenant is made by the Company with respect to statements or omissions made or incorporated by reference therein based on information supplied by Squirrel HoldCo, Squirrel Cayman or Merger Sub for inclusion or incorporation by reference therein.

(c) If prior to the Reorganization Effective Time, any event occurs with respect to Squirrel HoldCo or any of its Subsidiaries, or any change occurs with respect to other information supplied by Squirrel HoldCo or other Squirrel Companies for inclusion in the Proxy Statement, the Form F-4 or the Form 8-A, in each case that is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Form F-4 or the Form 8-A, then Squirrel HoldCo or Squirrel Cayman shall promptly notify the Company of such event, and Squirrel Cayman and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement, the Form F-4 or the Form 8-A and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company Shareholders.

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(d) If prior to the Merger Effective Time, any event occurs with respect to the Company or any of it is Subsidiaries, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, the Form F-4 or the Form 8-A, in each case that is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Form F-4 or the Form 8-A, then the Company shall promptly notify Squirrel HoldCo or Squirrel Cayman of such event, and the Company, Squirrel HoldCo and Squirrel Cayman shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement, the Form F-4 or the Form 8-A and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company Shareholders.

7.2 Regulatory Filings. The Parties shall make, or cause to be made, as promptly as practicable, all filings necessary to obtain all Regulatory Approvals. The Parties shall use their reasonable best efforts to: (a) respond to any requests for additional information made by any Governmental Entity; (b) provide the other Party with a reasonable opportunity to review and comment on any filing, submission, response to an information request or other (oral or written) communication to be submitted or made to any Governmental Entity and such receiving Party shall consider any such received comments in good faith; (c) advise the other Party (and, where applicable, provide a copy) of any written or oral communications that it receives from any Governmental Entity in respect of such filings (including in respect of any supplementary filings or submissions) and otherwise in connection with satisfying the Regulatory Approvals; and (d) provide the other Party with a reasonable opportunity to participate in any meetings with any Governmental Entity (subject to any opposition by a Governmental Entity to a particular party’s participation in such meeting) and participate in, or review, any material communication before it is made to any Governmental Entity. Notwithstanding the foregoing, each Party has the right to redact or otherwise exclude a Party from receiving any confidential competitively sensitive information otherwise required to be shared under this Section 7.2, provided that such other Party’s external counsel shall be entitled to receive such confidential competitively sensitive information on an external counsel only basis. The Parties shall, with the Company, on the one hand, and Squirrel HoldCo, Squirrel Cayman and Merger Sub, on the other hand: (i) not agree to an extension of any waiting period or review being undertaken by a Governmental Entity without the other Party’s prior written consent; (ii) cause any applicable waiting periods to terminate or expire at the earliest possible date; and (iii) resist vigorously, at their respective cost and expense, any Order challenging the completion of the Business Combination or any temporary or permanent injunction which could delay or prevent the Reorganization Closing or the Merger Closing, all to the end of expediting consummation of the Business Combination contemplated herein. Notwithstanding anything in this Agreement to the contrary, it is expressly understood and agreed that: (i) none of the Parties shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; and (ii) neither Party (with the Company, on the one hand, and Squirrel HoldCo, Squirrel Cayman and Merger Sub, on the other hand) nor any of its Subsidiaries shall be under any obligation to make proposals, execute or carry out agreements, enter into consent decrees or submit to orders providing for (A) the sale, divestiture or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Squirrel HoldCo or any of its Affiliates or the Company or any of its Subsidiaries, or (B) the imposition of any license or condition or the commitment to take any action (or to refrain from taking any action) that limits in any manner its freedom of action with respect to, or its ability to operate, any of the assets or businesses of Squirrel HoldCo or the Company or any of their respective Subsidiaries (any of (A) or (B) a “Regulatory Restraint”).

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7.3 Shareholder Vote; Recommendation of the Company Board. The Company, through the Company Board, shall recommend that the Company Shareholders vote in favor of adopting and approving the Business Combination, and the Company shall include such recommendation in the Proxy Statement. Prior to the termination of this Agreement in accordance with Article X, neither the Company Board nor any committee or agent or Representative thereof shall (i) withdraw (or modify in any manner adverse to Squirrel HoldCo), or propose to withdraw (or modify in any manner adverse to Squirrel HoldCo), the Company Board’s recommendation in favor of the Business Combination, (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Company Acquisition Transaction, (iii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into, any agreement related to a Company Acquisition Transaction, (iv) enter into any agreement, letter of intent, or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, (v) fail to recommend against any Company Acquisition Transaction, (vi) fail to re-affirm the aforementioned Company Board recommendation of the Business Combination at the written request of Squirrel HoldCo or Squirrel Cayman within five (5) Business Days or (vii) resolve or agree to do any of the foregoing.

7.4 Company Shareholders’ Meeting.

(a) The Company shall take all action necessary under applicable Law to, in consultation with Squirrel HoldCo, establish a record date for, call, give notice of and hold a meeting of the holders of Company Shares to consider and vote on the Business Combination and any other proposals set forth in the Proxy Statement (such meeting, the “Company Shareholders’ Meeting”). The Company Shareholders’ Meeting shall be held as promptly as practicable, in accordance with applicable Law and the Company’s Governing Documents, after the Form F-4 is declared effective by the SEC. The Company shall take reasonable measures to ensure that all proxies solicited in connection with the Company Shareholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Company Shareholders’ Meeting, or a date preceding the date on which the Company Shareholders’ Meeting is scheduled, the Company reasonably believes that (i) it will not receive proxies sufficient to obtain the approvals from the Company Shareholders of the Business Combination and any other proposals set forth in the Proxy Statement, whether or not a quorum would be present or (ii) it will not have sufficient Company Shares represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting, the Company may postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Shareholders’ Meeting in accordance with Company’s Memorandum and Articles of Association and the Cayman Companies Act accordingly.

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(b) the Company’s obligation to call, give notice of and hold the Company Shareholders’ Meeting in accordance with Section 7.4(a) shall not be limited or otherwise affected by any breach by the Company of Section 7.3.

7.5 Listing. From the date of this Agreement through the Merger Closing,

(a) The Company shall use all reasonable efforts that are necessary or desirable for the Company to remain listed as a public company on, and for Company Ordinary Shares to be tradable over, the applicable Nasdaq market(s); and

(b) Squirrel Cayman (including as Parent upon and following the Reorganization Closing) and the Company shall cooperate with each other and use their respective reasonable efforts to take actions that are necessary or desirable in order for Squirrel Cayman to apply for a new listing of Parent Ordinary Shares on, and for Parent Ordinary Shares to be tradeable over, the applicable Nasdaq market(s).

7.6 Squirrel HoldCo Shareholder Approval. As promptly as reasonably practicable after the Form F-4 is declared effective under the Securities Act, and on a date no later than twenty (20) Business Days following such effectiveness, subject to the continuous effectiveness of the F-4, Squirrel HoldCo shall solicit and obtain the Squirrel HoldCo Shareholder Approval in accordance with the memorandum and articles of association of Squirrel HoldCo and applicable Laws. The Squirrel HoldCo Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or (privately or publicly) propose to change, withdraw, withhold, qualify or modify the Squirrel HoldCo Board Recommendation.

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7.7 No Claim Against Company Trust. Each of Squirrel HoldCo, Squirrel Cayman and Merger Sub acknowledges that it has read the Prospectus and that the Company has established the Company Trust from the proceeds of its initial public offering (“IPO”) and from certain private placements occurring simultaneously with the IPO for the benefit of the holders of Company Public Shares (the “Public Shareholders”) and certain parties (including the underwriters of the IPO) and that, except for a portion of the interest earned on the amounts held in the Company Trust, the Company may disburse monies from the Company Trust only: (a) to the Public Shareholders in the event they elect to redeem Company Share in connection with the consummation of the Business Combination or an amendment to the Memorandum and Articles of Association to amend the prescribed timeline for the Company to complete a Business Combination as provided in the Memorandum and Articles of Association (the “Prescribed Timeline”), (b) to the Public Shareholders if the Company fails to consummate a Business Combination by the Prescribed Timeline, (c) any amounts necessary to pay any Taxes or complete any liquidation, or (d) to, or on behalf of, the Company after or concurrently with the consummation of a Business Combination. Each of Squirrel HoldCo, Squirrel Cayman (including as Parent upon and following the Reorganization Closing) and Merger Sub hereby agrees that, it does not now and shall not at any time hereafter have (other than its rights upon and after the Merger Closing) any right, title, interest or claim of any kind in or to any monies in the Company Trust or distributions therefrom, or make any claim prior to the Merger Closing against the Company Trust, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Claims”). Each of Squirrel HoldCo, Squirrel Cayman (including as Parent upon and following the Reorganization Closing) and Merger Sub hereby irrevocably waives any Claims it may have against the Company Trust (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company and will not, prior to the Merger Closing, seek recourse against the Company Trust (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement). For the avoidance of doubt, notwithstanding anything to the contrary contained herein, the waivers under this Section 7.7 will continue to apply at and after the Merger Closing or termination of this Agreement (as applicable) to distributions made to redeeming Public Shareholders and for transaction expenses paid. Each of Squirrel HoldCo, Squirrel Cayman (including as Parent upon and following the Reorganization Closing) and Merger Sub agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by the Company to induce it to enter into this Agreement. This Section 7.7 shall not limit the Squirrel HoldCo’s, Squirrel Cayman’s (including as Parent upon and following the Reorganization Closing) or Merger Sub’s right to seek specific performance against the Company pursuant to Section 12.18, including the right to seek specific performance against the Company to require the Company to take such actions contemplated by this Agreement subject to the satisfaction of the Company’s conditions to the Merger Closing in Section 8.2, and to comply with the terms of the Company Trust Agreement, including distribution of funds from the Company Trust upon the Merger Closing in accordance with the terms of this Agreement.

7.8 Tax Matters.

(a) Transfer Taxes. Notwithstanding anything to the contrary contained herein, the Squirrel Companies shall pay all transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) (“Transfer Taxes”) incurred in connection with this Agreement or the other Transaction Documents. Each Squirrel Company shall, at its own expense, file all necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, the Company will join in the execution of any such Tax Returns.

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(b) Tax Treatment. For U.S. federal income tax purposes (and for purposes of any applicable state or local Tax that follows the U.S. federal income tax treatment), the parties shall prepare and file all Tax Returns consistent with the Intended Tax Treatment (to the extent required to file such a Tax Return) and shall not take any inconsistent position on any Tax Return, or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by applicable Law.

(c) Exclusions or Inclusions under Sections 481, 7121, or similar provisions.None of the Parties will be required to include any item of income or exclude any item of deduction for any taxable period ending after the Merger Closing Date as a result of: (i) adjustment under Section 481 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) by reason of a change in method of accounting for a taxable period ending on or before the Merger Closing Date; (ii) any “closing agreement” described in Section 7121 of the Code (or similar provision of state, local or non-U.S. income Tax Law) executed on or before the Merger Closing Date; (iii) any installment sale or open sale transaction disposition made on or before the Merger Closing Date; or (iv) any prepaid amount received on or before the Merger Closing Date outside the ordinary course of business

(d) Share Distributions under Sections 355 and/or 361 of the Code. None of the Parties have, within the last two years, distributed shares of another person, or has had its shares distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(e) Permanent Establishment. None of the Parties have received written notice from a non-United States Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized and the Parties do not have a permanent establishment (within the meaning of an applicable Tax treaty) or other fixed place of business in a country other than the country in which it is organized.

(f) As of the date of this Agreement, none of the Parties have any reason to believe that any conditions or facts exist that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

7.9 Post-Merger Closing Directors and Officers of Parent. Each of Parent and the Company shall take all such action within its power as may be necessary or appropriate such that upon the Merger Closing:

(a) the Parent Board shall consist of (i) all directors of Squirrel HoldCo immediately prior to the Reorganization Effective time, and (ii) two (2) or more directors nominated by Parent that in compliance with applicable Nasdaq listing rules and SEC regulations as applicable; and

(b) the officers of Parent immediately prior to the Merger Closing shall continue to serve in such capacity in accordance with the terms of Parent’s Governing Documents following the Merger Closing, until their respective successors are duly elected or appointed and qualified, provided that each of them shall enter into the Parent Employment Agreement customary to a public company containing non-disclosure, non-competition, no-circumvention/solicitation provisions in favor of Parent.

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7.10 HSR Act and Regulatory Approvals.

(a) In connection with the transactions contemplated by this Agreement, each of Squirrel HoldCo and the Company shall comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act, if applicable. Each of Squirrel HoldCo and the Company shall furnish to the other as promptly as reasonably practicable all information required for any application or other filing to be made by such other party pursuant to any Antitrust Law, if applicable. Each of Squirrel HoldCo and the Company shall substantially comply with any Information or Document Requests.

(b) Each of Squirrel HoldCo and the Company shall request early termination of any waiting period under the HSR Act, if applicable, and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act, if applicable, and consents or approvals pursuant to any other applicable Antitrust Laws, (ii) prevent the entry in any Legal Proceeding brought by a Governmental Entity or any other Person of any Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement and (iii) if any such Order is issued in any such Legal Proceeding, cause such Order to be lifted.

(c) Each of Squirrel HoldCo and the Company shall cooperate in good faith with the Governmental Entities and exercise its reasonable best efforts to undertake promptly any and all action required to complete lawfully the transactions contemplated by this Agreement as soon as practicable (but in any event prior to the termination of this Agreement) and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under Antitrust Law or the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Entity or the issuance of any Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Business Combination. Without limiting the generality of the foregoing, each of Squirrel HoldCo and the Company shall, and shall cause its respective Subsidiaries (as applicable) to, (i) propose, negotiate, commit to and effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license of any investments, assets, properties, products, rights, services or businesses of such party or any interest therein, and (ii) otherwise take or commit to take any actions that would limit such party’s freedom of action with respect to, or its or their ability to retain any assets, properties, products, rights, services or businesses of such party, or any interest or interests therein; provided, that any such action contemplated by this Section 7.10(c) is conditioned upon the consummation of the Business Combination. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.10 or any other provision of this Agreement shall require or obligate the Company’s Affiliates and investors, the Squirrel HoldCo’s Affiliates and investors, including the Sponsor, their respective Affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by, Squirrel HoldCo’s Affiliates and investors, including the Sponsor, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Squirrel HoldCo’s Affiliates and investors including, the Sponsor or of any such investment fund or investment vehicle to take any action in connection with (A) obtaining termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws or (B) avoiding, preventing, eliminating or removing any impediment under Antitrust Law with respect to the transactions contemplated hereby and thereby, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect such Person’s or entity’s freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of such Person or entity or any of such entity’s Subsidiaries or Affiliates, or any interest therein.

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(d) Each of Squirrel HoldCo and the Company shall promptly notify the other of any substantive communication with, and furnish to such other party copies of any notices or written communications received by, Squirrel HoldCo or the Company, as applicable, or any of its respective Affiliates and any third party or Governmental Entity with respect to the transactions contemplated by this Agreement, and each of Squirrel HoldCo and the Company shall permit counsel to such other party an opportunity to review in advance, and each of Squirrel HoldCo and the Company shall consider in good faith the views of such other party’s counsel in connection with, any proposed communications by Squirrel HoldCo or the Company, as applicable, and/or its respective Affiliates to any Governmental Entity concerning the transactions contemplated by this Agreement; provided that neither Squirrel HoldCo nor the Company shall extend any waiting period or comparable period under the HSR Act, if applicable, or enter into any agreement with any Governmental Entity without the written consent of such other party. Each of Squirrel HoldCo and the Company agrees to provide, to the extent permitted by the applicable Governmental Entity, such other party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Entity, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 7.10(d) may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Company or Squirrel HoldCo, as applicable, or other competitively sensitive material; provided, that each of Squirrel HoldCo and the Company may, as it deems advisable and necessary, designate any materials provided to such other party under this Section 7.10 as “outside counsel only.” Notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.10 or any other provision of this Agreement shall require or obligate the Company or any of its investors or Affiliates to, and Squirrel HoldCo shall not, without the prior written consent of the Company, agree or otherwise be required to, take any action with respect to the Company, or such investors or Affiliates, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of the Company or such investors or Affiliates, or any interest therein.

(e) Squirrel HoldCo, on the one hand, and the Company, on the other hand, shall each pay the filing fees payable by such Party to the Governmental Entities in connection with the transactions contemplated by this Agreement.

(f) Each of Squirrel HoldCo and the Company shall not, and shall cause its respective Subsidiaries (as applicable) not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders or declarations of any Governmental Entities or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transaction contemplated hereby; (iii) increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, the restrictions and obligations set forth in this Section 7.10(f)shall not apply to or be binding upon Squirrel HoldCo’s Affiliates, the Sponsor, their respective Affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, Squirrel HoldCo’s Affiliates, the Sponsor or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Squirrel HoldCo’s Affiliates, the Sponsor, or any such investment fund or investment vehicle.

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7.11 Transaction Financings. The Parties shall use their respective commercially reasonable efforts to obtain the Transaction Financing up to $50,000,000. Each of the Squirrel Companies on one hand and the Company on the other hand s shall keep the other fully informed of their respective efforts (including the full disclosure and prior notification of the actual or potential sources of financing with which each party discusses the Transaction Financing), and neither party shall enter into a binding agreement with respect to any Transaction Financing except with the written approval of the other Party.

7.12 Overseas Listing Trial Measures. Squirrel HoldCo shall and shall procure its respective Subsidiaries to keep current and timely file all necessary documents required by CSRC and otherwise comply in all material respects with the relevant filing obligations in connection with the transactions contemplated hereunder under the applicable Laws (including the Overseas Listing Trial Measures), and the Company shall timely furnish any information and materials that are necessary or desirable for the Squirrel Companies in connection therewith.

ARTICLE VIII

CONDITIONS TO MERGER CLOSING

8.1 Mutual Conditions to the Parties’ Obligations. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or, if permitted by applicable Law, waiver by the Company, Squirrel HoldCo, Squirrel Cayman (including as Parent upon and following the Reorganization Closing) and Merger Sub in writing) of the following conditions as of the Merger Closing Date:

(a) The Form F-4 and the Form 8-A shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order;

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(b) All Regulatory Approvals required to consummate the Business Combination and the transactions contemplated hereby shall have been obtained and any mandatory waiting periods related thereto (including any extension thereof) shall have expired, the other Transaction Documents, the transactions contemplated hereby and thereby;

(c) The Company Shareholder Approval shall have been obtained;

(d) The Squirrel HoldCo Shareholder Approval shall have been obtained;

(e) No Order will have been entered and no Law will be in effect that prevents or makes illegal the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declares unlawful the transactions contemplated by this Agreement or causes such transactions to be rescinded;

(f) (i) Squirrel Cayman’s initial listing application as a foreign private issuer with the Nasdaq in connection with the Business Combination shall have been conditionally approved and, upon the Merger Closing, Parent shall satisfy any applicable listing requirements of the Nasdaq and Parent shall not have received any written notice of non-compliance from Nasdaq, FINRA or the SEC therewith, unless any non-compliance is cured within thirty (30) days of receiving such notice or does not have any material adverse effect on the approval of Squirrel Cayman’s initial listing application, and (ii) Parent Ordinary Shares to be issued in connection with the Business Combination shall have been approved for listing on the Nasdaq, any mandatory waiting periods related thereto (including any extension thereof) shall have expired and the listing on the Nasdaq shall be only subject to official notice of issuance;

(g) all Transaction Documents shall have been executed and delivered by the other parties thereto and been in full force and effect in accordance with the terms thereof as of the Merger Closing;

(h) all necessary actions shall have been taken such that the size and composition of Parent Board shall comply with the requirements for listing on the applicable Nasdaq market upon the Merger Closing; and

(i) the Reorganization Closing has occurred.

If the Merger Closing occurs, all Merger Closing conditions set forth in this Section 8.1 that have not been fully satisfied as of the Merger Closing will be deemed to have been waived (as permitted by applicable Law) by the Company, Squirrel HoldCo, Squirrel Cayman (including as Parent upon and following the Reorganization Closing) and Merger Sub.

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8.2 Conditions to Squirrel HoldCo’s, Squirrel Cayman’s and Merger Sub’s Obligations. The obligations of Squirrel HoldCo, Squirrel Cayman (including as Parent upon and following the Reorganization Closing) and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or, if permitted by applicable Law, waiver by Squirrel HoldCo, Squirrel Cayman (including as Parent upon and following the Reorganization Closing) and Merger Sub in writing) of the following conditions as of the Merger Closing Date:

(a) All representations and warranties of the Company contained in Article III of this Agreement will be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein, other than (x) with respect to Section 3.8(a), (y) to the extent that such “materiality” or “Company Material Adverse Effect” qualifier defines the scope of items or matters disclosed in the Company Disclosure Letter, or (z) to the extent that the term “material” or a variation thereof is used in any defined terms or the definitions of any defined terms hereunder) at and as of the Merger Closing Date as though made at and as of the Merger Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), except, in the case of this clause (a), where the failure of such representations and warranties to be so true and correct (giving effect to the applicable exceptions set forth in the Disclosure Letters but without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein (other than with respect to Section 3.8(a) and other than to the extent that such “materiality” or “Company Material Adverse Effect” qualifier defines the scope of items or matters disclosed in the Company Disclosure Letter)) has not had, and would not have, a Company Material Adverse Effect;

(b) The Company will have performed and complied with in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Merger Closing;

(c) There will not have been a Company Material Adverse Effect since the date hereof;

(d) The Company will have delivered to Squirrel Cayman/Parent each of the following:

(i) a certificate of an authorized officer of the Company, solely in his capacity as such and not in his personal capacity, dated as of the Merger Closing Date, stating that the conditions specified in Section 8.2(a) and Section 8.2(b), as they relate to the Company, have been satisfied; and

(ii) written resignations, in forms satisfactory to Squirrel Cayman/Parent, dated as of the Merger Closing Date and effective as of the Merger Closing, executed by (A) all officers of the Company and (B) all persons serving as directors of the Company immediately prior to the Merger Closing.

(e) Not more than five (5) Business Days prior to the Reorganization Closing, the Company shall deliver to Squirrel Cayman/Parent a certificate signed by a duly authorized officer, solely in such capacity and not in its personal capacity setting forth a list of any fee, expense or cost which the Company is obligated to pay in connection with the consummation of the Business Combination, this Agreement, the other Transaction Documents and the performance and compliance with all agreements and conditions contained herein or therein to be performed or complied with, including the fees, expenses and disbursements of its counsel and accountants, due diligence expenses, advisory and consulting fees, underwriting and other third-party fees, in each case, to the extent not paid prior to the Merger Effective Time, solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Merger Closing (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding Company Expenses”)

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(f) The Company shall have delivered to Squirrel Cayman/Parent a certificate from its secretary or other executive officer certifying as to the validity and effectiveness of, and attaching, (A) copies of its Governing Documents as in effect as of the Merger Closing Date (immediately prior to the Merger Effective Time), (B) the requisite resolutions of its board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Transaction Document to which it is a party or bound, and the consummation of the Merger, (C) evidence that the Company Shareholder Approval has been obtained, and (D) certificate of incumbency of the Company showing the name of directors and officers who are authorized to execute this Agreement or any Transaction Document to which it is or is required to be a party or otherwise bound; and

(g) Squirrel Cayman/Parent shall have received the duly executed Lock-Up Agreement signed by the Sponsor.

If the Merger Closing occurs, all Merger Closing conditions set forth in this Section 8.2 that have not been fully satisfied as of the Merger Closing will be deemed to have been waived by Squirrel HoldCo, Squirrel Cayman (including as Parent upon and following the Reorganization Closing) and Merger Sub.

8.3 Conditions to the Company’s Obligations. The obligation of the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or, if permitted by applicable Law, waiver by the Company in writing) of the following conditions as of the Merger Closing Date:

(a) All representations and warranties contained in Article IV of this Agreement will be true and correct (without giving effect to any limitation as to “materiality” or “Squirrel Material Adverse Effect” set forth therein, other than (x) with respect to Section 4.6(a), (y) to the extent that such “materiality” or “Squirrel Material Adverse Effect” qualifier defines the scope of items or matters disclosed in the Squirrel Disclosure Letters, or (z) to the extent that the term “material” or a variation thereof is used in any defined terms or the definitions of any defined terms hereunder) at and as of the Merger Closing Date as though made at and as of the Merger Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), except, in the case of this clause (a), where the failure of such representations and warranties to be so true and correct (giving effect to the applicable exceptions set forth in the Squirrel Disclosure Letters but without giving effect to any limitation as to “materiality” or “Squirrel Material Adverse Effect” set forth therein, other than with respect to Section 4.6(a) and other than to the extent that such “materiality” or “Squirrel Material Adverse Effect” qualifier defines the scope of items or matters disclosed in the Squirrel Disclosure Letters) has not had, and would not have, a Squirrel Material Adverse Effect;

(b) Squirrel HoldCo, Squirrel Cayman (including as Parent upon and following the Reorganization Closing) and Merger Sub will have performed and complied with in all material respects all the covenants and agreements required to be performed by them under this Agreement at or prior to the Merger Closing;

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(c) The Company shall have received copies of the Parent Employment Agreement duly executed by each executive officer contemplated in Section 7.9(b), each of which shall be effective immediately at the Merger Closing;

(d) The Company shall have received the duly executed Registration Rights Agreement;

(e) The Company shall have received the duly executed Lock-Up Agreement signed by certain shareholders of Parent;

(f) There will not have been a Squirrel Material Adverse Effect since the date hereof;

(g) Parent will have delivered to the Company a certificate of an authorized officer of Parent in his or her capacity as such, dated as of the Merger Closing, stating that the conditions specified in Section 8.3(a) and Section 8.3(b), as Parent relates to such entity, with respect to each of Squirrel HoldCo and Squirrel Cayman (including as Parent upon and following the Reorganization Closing), have been satisfied, as applicable;

(h) Parent and Merger Sub will have delivered to the Company a certificate of an authorized officer of each of Parent and Merger Sub in his or her capacity as such, dated as of the Merger Closing Date, stating that the conditions specified in Section 8.3(a) and Section 8.3(b), as they relate to such entity, have been satisfied;

(i) The Company shall have received the copy of the opinion letter from the counsel of the People’s Republic of China of the Squirrel Companies as required in connection with the CSRC filing contemplated in Section 4.15(c);

(j) Not more than five (5) Business Days prior to the Reorganization Closing, Squirrel HoldCo shall deliver to the Company a certificate signed by a duly authorized officer of Squirrel HoldCo, solely in such capacity and not in his/her personal capacity setting forth a list of any fee, expense or cost which Squirrel HoldCo, together with its Subsidiaries, is obligated to pay in connection with the consummation of the Business Combination, this Agreement, the other Transaction Documents and the performance and compliance with all agreements and conditions contained herein or therein to be performed or complied with, including the fees, expenses and disbursements of its counsel and accountants, due diligence expenses, advisory and consulting fees, underwriting and other third-party fees, in each case, to the extent not paid prior to the Merger Effective Time, solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Merger Closing (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding Squirrel Expenses”);

(k) Parent shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to the validity and effectiveness of, and attaching, (A) copies of the Governing Documents of Parent as in effect as of the Merger Closing Date (immediately prior to the Merger Effective Time), (B) the requisite resolutions of the board of directors of each of Squirrel HoldCo and Squirrel Cayman (including as Parent upon and following the Reorganization Closing) authorizing and approving the execution, delivery and performance of this Agreement and each Transaction Document to which it is a party or bound, and the consummation of the Business Combination, (C) evidence that the Squirrel HoldCo Shareholder Approval has been obtained, and (D) the certificate of incumbency of each Squirrel HoldCo and Squirrel Cayman (including as Parent upon and following the Reorganization Closing) showing the names of directors and officers who are authorized to execute this Agreement or any Transaction Document to which it is or is required to be a party or otherwise bound;

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(l) Merger Sub shall have delivered to the Company a certificate from its director certifying as to the validity and effectiveness of, and attaching, (A) copies of the Governing Documents of Merger Sub as in effect as of immediately prior to the Merger Effective Time, (B) the requisite resolutions of the board of directors of Merger Sub authorizing and approving the execution, delivery and performance of this Agreement and each Transaction Document to which it is a party or bound, and the consummation of the Business Combination, and (C) the certificate of incumbency of the Merger Sub showing the name of directors and officers who are authorized to execute this Agreement or any Transaction Document to which it is or is required to be a party or otherwise bound;

(m) Each of Squirrel Companies deliver to the Company a copy of the certificate of good standing (or similar documents applicable for the relevant Squirrel Company in its jurisdiction of incorporation to the extent applicable) for such Squirrel Company certified or issued as of a date no earlier than twenty (20) days prior to the Merger Closing Date by or from proper Governmental Entity of such Squirrel Company’s jurisdiction of organization and from each other jurisdiction in which such Squirrel Company is qualified to do business as a foreign entity as of the Merger Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdiction;

(n) Merger Sub shall deliver to the Company a copy of the certificate of good standing of Merger Sub issued as of a date no earlier than twenty (20) days prior to the Merger Closing Date by the Registrar of Companies of the Cayman Islands.

If the Merger Closing occurs, all closing conditions set forth in this Section 8.3 that have not been fully satisfied as of the Merger Closing will be deemed to have been waived by the Company.

ARTICLE IX

INDEMNIFICATION OF OFFICERS AND DIRECTORS OF THE COMPANY

9.1 Indemnification of Officers and Directors of the Company. If the Merger Closing occurs, Parent shall cause all rights to indemnification and advancement of expenses and all limitations on liability existing in favor of any employee, officer or director of the Company (collectively, the “Company Indemnitees”), as provided in the Company’s Memorandum and Articles of Association, to survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by the Parent after the Merger Closing. After the Merger Effective Time, Parent shall maintain in effect the exculpation, indemnification and advancement of expenses provisions in respect of the Company Indemnitees of (i) the Company’s Memorandum and Articles of Association as in effect immediately prior to the Merger Effective Time and (ii) any indemnification agreements of the Company with any of their respective directors, officers or employees as in effect immediately prior to the Merger Effective Time, and in each case of clauses (i) and (ii) shall not amend or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Merger Effective Time were current or former directors, officers or employees of the Company. The obligations of Parent under this Section 9.1 shall not be terminated or modified in such a manner as to adversely affect any Company Indemnitee to whom this Section 9.1 applies without the consent of such affected Company Indemnitee (it being expressly agreed that the Company Indemnitees to whom this Section 9.1 applies shall be intended third party beneficiaries of this Section 9.1).

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9.2 Indemnification by Successors and Assigns. In the event Parent (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets, shares, stock or other equity interests to any Person, then and in each such case, Parent shall ensure that proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Article IX.

9.3 Tail Policy Parent shall, or shall cause its Affiliates to, obtain at its or their expense a “tail” directors’ and officers’ liability insurance policy, effective for a period of at least six (6) years from the Merger Closing Date, for the benefit of the Company or any of their officers and directors, as the case may be, with respect to claims arising from facts or events that occurred on or before the Merger Closing Date. Parent shall cause such “tail” policy to be maintained in full force and effect, for its full term.

ARTICLE X

TERMINATION

10.1 Termination. This Agreement may be terminated at any time prior to the Merger Closing:

(a) by the mutual written consent of Squirrel HoldCo (or Parent upon and following the Reorganization Closing) and the Company;

(b) by Squirrel HoldCo (or Parent upon and following the Reorganization Closing) by written notice to the Company, if any of the representations or warranties of the Company set forth in Article III will not be true and correct, or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Reorganization Closing), such that any condition to the Merger Closing set forth in either Section 8.2(a) or Section 8.2(b) would not be satisfied or reasonably expected would not be satisfied at the Merger Closing Date and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (if capable of being cured) within 30 days after written notice thereof is delivered to the Company; provided that Squirrel HoldCo, Squirrel Cayman (including as Parent upon and following the Reorganization Closing) or Merger Sub is not then in breach of this Agreement so as to cause any condition to the Merger Closing set forth in either Section 8.3(a) or Section 8.3(b) from being satisfied at the Merger Closing Date;

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(c) by the Company by written notice to Squirrel HoldCo (or Parent upon and following the Reorganization Closing), if any of the representations or warranties of the Squirrel Companies set forth in Article III will not be true and correct, or if a Squirrel Company has failed to perform any covenant or agreement on the part of Squirrel HoldCo, Squirrel Cayman (including as Parent upon and following the Reorganization Closing) or Merger Sub, respectively, set forth in this Agreement (including an obligation to consummate the Reorganization Closing), such that any condition to the Merger Closing set forth in either Section 8.3(a) or Section 8.3(b) would not be satisfied or reasonably expected would not be satisfied at the Merger Closing Date and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not cured (if capable of being cured) within 30 days after written notice thereof is delivered to Squirrel HoldCo (or Parent upon and following the Reorganization Closing); provided that the Company is not then in breach of this Agreement so as to cause any condition to the Merger Closing set forth in Section 8.2(a) or Section 8.2(b) from being satisfied at the Merger Closing Date;

(d) by Squirrel HoldCo (or Parent upon and following the Reorganization Closing) or the Company, by written notice from Squirrel HoldCo (or Parent upon and following the Reorganization Closing) or the Company to the opposing party, as applicable, if any Governmental Entity of competent jurisdiction shall have issued an Order, enacted any Law or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and, in the case of Orders and other actions, such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(d) shall not be available to the Party seeking to terminate if any action of such party or any failure of such party to act has contributed to such Order or other action and such action or failure constitutes a breach of this Agreement;

(e) by Squirrel HoldCo (or Parent upon and following the Reorganization Closing) by written notice to the Company if (i) the Company Board withdraws (or modifies in any manner adverse to Squirrel HoldCo (or Parent upon and following the Reorganization Closing)), or proposes to withdraw (or modify in any manner adverse to Squirrel HoldCo (or Parent upon and following the Reorganization Closing)), the Company Board’s recommendation in favor of the proposals set forth in the Prospectus, or fails to reaffirm such recommendation as promptly as practicable (and in any event within five Business Days) after receipt of any written request to do so by Squirrel HoldCo (or Parent upon and following the Reorganization Closing) or (ii) if the Company Shareholder Approval shall not have been obtained at the meeting of Company Shareholders to be held in accordance with the Proxy Statement (or at any adjournment or postponement thereof); and

10.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, all obligations of the Parties hereunder (other than Section 5.3, Section 6.3, Section 7.7, Section 7.10(e), this Section 10.2 and Article X, which will survive the termination of this Agreement (other than the provisions of Section 12.18, which will terminate)) will terminate without any liability of any Party to any other Party; provided, further, that no termination will relieve a Party from any liability arising from or relating to any knowing or intentional breach of a representation, a warranty or a covenant by such Party prior to termination.

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ARTICLE XI

DEFINITIONS

11.1 Definitions. For purposes hereof, the following terms when used herein will have the respective meanings set forth below:

“Affiliate” or “Affiliates” of any particular Person means any other Person controlling, controlled by, or under common control with, such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreement” has the meaning set forth in specified in the preamble.

“Anti-Bribery Laws” means the anti-bribery and accounting provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Anti-Money Laundering Laws” means, the applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions in which any Squirrel Company operates, the rules and regulations thereunder.

“Antitrust Laws” means any federal, state or foreign Law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition.

“A&R Warrant Agreement” has the meaning specified in the recitals.

“Alternative Transaction” has the meaning specified in Section 6.4.

“Authorization Notice” has the meaning set forth in specified in Section 2.2(e).

“Business Combination” has the meaning has the meaning specified in the recitals.

“Business Day” means a day that is neither a Saturday or a Sunday nor any other day on which banking institutions in New York, New York, the Cayman Islands and the British Virgin Islands are authorized or obligated by Law to close.

“CSRC” means the China Securities Regulatory Commission.

“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“Claims” has the meaning specified in Section 7.7.

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“Code” means the Internal Revenue Code of 1986, as amended or now in effect or as hereafter amended, including, but not limited to, any successor or substitute federal Tax codes or legislation.

“Company Acquisition Transaction” has the meaning specified in Section 5.5.

“Company Board” means the board of directors of the Company.

“Company Disclosure Letter” has the meaning specified in Article III.

“Company Dissenting Shares” has the meaning specified in Section 2.2(e).

“Company Dissenting Shareholders” has the meaning specified in Section 2.2(e).

“Company Employee Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and all other stock purchase, stock option, restricted stock, severance, retention, employment, individual consulting, change-of-control, bonus, incentive, deferred compensation, employee loan, welfare, medical, health, disability, fringe benefit and other benefit plan, agreement, program or policy (i) that is sponsored, maintained, contributed to, or required to be contributed to, by any of the Company for the benefit of any officer, employee, consultant or director of Company or (ii) with respect to which the Company has any liability (including contingent liability through any ERISA Affiliate).

“Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, has had or would have a material adverse effect on (a) the business, assets, properties or condition (financial or otherwise) of the Company, taken as a whole, or (b) the ability of the Company to consummate the transactions contemplated hereby.

“Company Ordinary Shares” means ordinary shares, par value $0.0001 per share, of the Company.

“Company Public Shares” means the Company Ordinary Shares issued and outstanding that were initially sold in the IPO, and any securities into which such Company Ordinary Shares are converted or for which such Company Ordinary Shares are exchanged.

“Company Preference Shares” means preference shares, par value $0.0001 per share, of the Company,

“Company Right” means each such right that entitles the holder thereof to receive one-tenth (1/10) of one Company Ordinary Share at the closing of a Business Combination (as such term is defined in Company’s Governing Documents).

“Company Redemption Price” means a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Company Trust (including any interest earned on the funds held in the Company Trust) and not previously released to the Company to pay its taxes, divided into the number of the then Company Public Shares in connection with obtaining the Company Shareholder Approval, as determined in accordance with the Company’s Governing Documents in connection with the Redemption Offer and the Merger.

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“Company Securities” means the Equity Securities of Company.

“Company Shareholder” means a person recorded as the holder of Company Shares in the Company’s register of members immediately prior to the Merger Effective Time.

“Company Shareholder Approval” means (a) the authorization and approval of this Agreement, the other Transaction Documents, the Business Combination, all proposals set forth in the Proxy Statement with respect to the Redemption Offer and any other proposal as necessary or appropriate in connection with the consummation of the Business Combination and the Merger, and (b) the authorization and approval of any other proposals as the SEC (or staff member thereof) indicates (i) are necessary in its comments to the Proxy Statement or correspondence related thereto and (ii) are required to be approved by the Company Shareholders in order for the Merger to be consummated, in each case with the requisite number of votes required under the Cayman Companies Act and the Company’s Governing Documents.

“Company Shareholders’ Meeting” has the meaning specified in Section 7.4(a).

“Company Share Redemption” means the election of an eligible (as determined in accordance with the Company’s Governing Documents) holder of Company Ordinary Shares to redeem all or a portion of the Company Ordinary Shares held by such holder at the Company Redemption Price.

“Company Shares” means, collectively, Company Ordinary Shares and Company Preference Shares.

“Company Subject Balance Sheet” has the meaning specified in Section 3.7(c).

“Company Trust” means that certain trust account of the Company with Continental Stock Transfer & Trust Company, acting as trustee, established under the Company Trust Agreement.

“Company Trust Agreement” means that certain Investment Management Trust Agreement, dated as of dated December 21, 2022, by and between the Company and Continental Stock Transfer & Trust Company, as the same may be amended, restated or supplemented.

“Company Trust Amount” has the meaning specified in Section 3.9.

“Company Unit” means a unit of the Company issued at the Company’s IPO (including overallotment units acquired by the underwriters of the Company’s IPO) consisting of one (1) Company Ordinary Share, one (1) Company Warrant, and one (1) Company Right.

“Company Warrant” means one whole redeemable warrant of which one (1) was included as part of each Company Unit, entitling the holder thereof to purchase one (1) Company Ordinary Share at a purchase price of $11.50 per share, subject to adjustments as provided for in the Prospectus.

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“Confidential Information” means any information that one party discloses, directly or indirectly, to the other party, whether embodied in tangible form or disclosed visually or orally and whether or not designated as “confidential” or “proprietary” or by some similar designation, relating to the prior, current or prospective business of the disclosing party, including, without limitation, business models, business opportunities, business plans, financial information, market research, marketing plans, pricing and cost data, customers, suppliers, employees, contractors, ideas, improvements, products and product plans, technologies, research activities and results, information regarding genetic or other biological materials, gene sequences, cell lines, viruses, plasmids, vectors, compounds, protocols, assays and clinical trials, and any other information that should be reasonably understood by the receiving party to be the confidential or proprietary information of the disclosing party. Confidential Information shall not include information (i) that has entered the public domain through no fault of the receiving party, (ii) rightfully known by the receiving party without obligation of confidentiality to any third party prior to receipt of same from the disclosing party, (iii) independently developed by the receiving party without using any Confidential Information of the disclosing party, and (iv) generally made available by the disclosing party without obligation of confidentiality.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Entity or any other Person.

“date hereof” has the meaning set forth in specified in the preamble.

“Encumbrance” means any lease, pledge, option, easement, deed of trust, right of way, encroachment, conditional sales agreement, security interest, mortgage, adverse claim, encumbrance, covenant, condition, restriction of record, charge or restriction of any kind (except for restrictions on transfer under the Securities Act and applicable state securities laws), including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, whether voluntarily incurred or arising by operation of Law, and includes any agreement to give any of the foregoing in the future.

“Environmental Claim” means any claim, action, cause of action, written notice or demand by any Person or investigation by any Governmental Entity alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of, or any exposure to, any Hazardous Materials at any location, whether or not owned or operated by the Company, or (b) circumstances forming the basis of any violation or alleged violation of any Environmental Law.

“Environmental Laws” means all applicable federal, state, local and foreign laws and regulations relating to pollution or protection of human health (to the extent relating to exposure to Hazardous Materials) or the environment, including laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials.

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“Equity Securities” means, with respect to any Person, any capital stock, shares, equity interests, membership interests, partnership interests or registered capital, or other ownership interests in such Person and any options, warrants or other securities (for the avoidance of doubt, including debt securities) that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, shares, equity interests, membership interests, partnership interests or registered capital, or other ownership interests, in each case, issued by or with the approval of such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes the Squirrel Companies or the Company or its Subsidiaries, as applicable.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means a ratio equal to a fraction: (A) the numerator of which is the Squirrel Valuation divided by US$10.00 per share, and (B) the denominator of which is the total number of Squirrel HoldCo Ordinary Shares issued and outstanding immediately prior to the Reorganization Effective Time.

“Extension” has the meaning given to it in Section 5.1.

“FINRA” means the Financial Industry Regulatory Authority.

“GAAP” means United States generally accepted accounting principles, consistently applied, as in effect as of the Reference Time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws or memorandum and articles of association, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership and the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation.

“Governmental Entity” means any federal, national, state, foreign, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Hazardous Materials” means any chemical, material, waste or substance regulated under applicable Environmental Law as a hazardous waste, hazardous material, hazardous substance, extremely hazardous waste, restricted hazardous waste, pollutant, contaminant, toxic substance or toxic waste.

“IFRS” means International Financial Reporting Standards.

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“Indebtedness” means, as of any time of determination, without duplication, (a) the unpaid principal amount of, and accrued and unpaid interest on, all indebtedness for borrowed money of the Squirrel Companies, including liabilities of the Squirrel Companies evidenced by bonds, debentures, notes or other similar instruments or debt securities, (b) all obligations of the Squirrel Companies under leases required in accordance with the Squirrel HoldCo’s historic accounting principles to be capitalized on a balance sheet of the Squirrel Companies, (c) any costs associated with termination of any of the Squirrel Companies’ interest rate, hedge and currency swap arrangements and any other arrangement of the Squirrel Companies designed to provide protection against fluctuations in interest or currency rates that is being terminated as of the Merger Closing Date, and (d) any obligation of the Squirrel Companies to any Person (other than another Squirrel Company) for the deferred purchase price of property or services (other than trade payables incurred in the Ordinary Course of Business) or otherwise secured by a Lien (other than a Permitted Lien), including any promissory notes, contractual payment obligations, earn-outs, contingent payment obligations, non-compete or other restrictive covenant payments, including any such obligation arising from the acquisition of a business.

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Governmental Entity relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition.

“Intellectual Property” means: (a) patents and patent applications, including utility, utility model, and design patents, including all issued claims therein, whether published or unpublished, including provisional, national, regional and international applications as well as continuations, continuations-in-part, divisional, reissues, renewals and re-examination applications, (b) trademarks, service marks, trade names, trade dress, and logos, whether registered or unregistered, together with the goodwill of the business thereunder, (c) internet domain name registrations and applications for registration thereof together with all of the goodwill associated therewith, (d) copyrights (registered or unregistered) and registrations and applications for registration thereof, and copyrightable subject matter, including copyrights in software and (e) Trade Secrets, including know-how and proprietary technology.

“Interim Statements Dates” has the meaning specified in Section 4.5(b).

“Interim Financial Statements” has the meaning specified in Section 4.5(b).

“International Trade Laws” means all applicable export, import, customs, anti-boycott, and other trade Laws or programs administered, enacted or enforced by any relevant Governmental Entity in the jurisdiction to the extent they are applicable to the Squirrel Companies or any of its Subsidiaries, including but not limited to: (a) the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the import Laws and regulations administered by U.S. Customs and Border Protection; and (b) the anti-boycott Laws administered by the U.S. Departments of Commerce and Treasury.

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“Intended Tax Treatment” has the meaning specified in the recitals.

“IPO” has the meaning specified in Section 7.7.

“Knowledge” means, with respect to the Company, the actual knowledge of Mingyu Li, and the knowledge that such individual would have acquired in the exercise of reasonable inquiries of direct reports; and, with respect to a Squirrel Company, the actual knowledge of such Squirrel Company, and the knowledge that such individuals would have acquired in the exercise of reasonable inquiries of direct reports.

“Law(s)” means any law, rule, regulation, judgment, injunction, order, decree or other restriction of any Governmental Entity.

“Lock-Up Agreement” has the meaning specified in the recitals.

“Leased Real Property” has the meaning specified in Section 4.7(b).

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, hearings, inquiries, investigations or other proceedings (public or private) commenced, brought, conducted or heard before, or otherwise involving, any Governmental Entity or arbitrator.

“Legal Requirement” means, with respect to any Party, all applicable laws, statutes, rules, regulations, codes, ordinances, bylaws, variances, judgments, injunctions, orders, conditions and licenses of a Governmental Entity having jurisdiction over the assets or the properties of such Party or its Subsidiaries and the operations thereof, including the rules of any exchange on which any of the Parties is or intends to be listed.

“Liabilities” means all indebtedness, obligations and other liabilities of a Person required under IFRS or GAAP to be accrued on the financial statements of such Person.

“Liens” means all liens, mortgages, deeds of trust, pledges, hypothecations, Encumbrances, security interests, rights of pre-emption, licenses, restrictions, or other liens of any kind whether consensual, statutory or otherwise (other than, in the case of a security, any restriction on transfer of such security arising under any securities Laws).

“Material Contract” has the meaning specified in Section 4.9(a).

“Material Permits” has the meaning specified in Section 4.15(b).

“Memorandum and Articles of Association” means the Company’s Amended and Restated Memorandum and Articles of Association registered on December 20, 2022 as amended by special resolutions dated September 25, 2023 and March 22, 2024, amended and effective under the Laws of the Cayman Islands.

“Merger” has the meaning specified in Section 2.1(a).

“Merger Closing” has the meaning specified in Section 2.1(c).

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“Merger Closing Date” has the meaning specified in Section 2.1(c).

“Merger Effective Time” has the meaning specified in Section 2.1(d).

“Merger Sub” has the meaning specified in the preamble.

“Nasdaq” means The NASDAQ Stock Market LLC.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Entity. For clarification, a Permit is not an Order.

“Ordinary Course of Business” means, with respect to any Person, actions that are consistent in all material respects with the past practices of such Person, taken in the ordinary course of the normal day-to-day operations of such Person.

“Outstanding Company Expenses” has the meaning specified in Section 8.2(e).

“Overseas Listing Trial Measures” means the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, as promulgated by the CSRC on February 17, 2023, as may be amended from time to time.

“Outstanding Squirrel Expenses” has the meaning specified in Section 8.3(j).

“Parent” has the meaning specified in the preamble.

“Parent Employment Agreement” has the meaning specified in the recitals.

“Parent Ordinary Shares” means the ordinary shares of Parent of a par value of US$0.0001 each.

“Parent Securities” means the Equity Securities in the capital of Parent.

“Parent Warrant” means each whole warrant entitling the holder thereof to purchase one (1) Parent Ordinary Share at a purchase price of $11.50 per share (as adjusted pursuant to the A&R Warrant Agreement).

“Party” or “Parties” has the meaning specified in the preamble.

“Permit” has the meaning specified in Section 4.15(b).

“Permitted Liens” means (a) statutory liens for current Taxes or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings by the Squirrel Companies and for which adequate reserves have been established; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the Ordinary Course of Business for amounts that are not delinquent, unless being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established; (c) zoning, entitlement, building and other land use regulations or ordinances imposed by Governmental Entities having jurisdiction over the Leased Real Property that are not violated in any material respect by the use and operation as of the date hereof of the Leased Real Property; (d) covenants, conditions, restrictions, easements and other similar Liens of record that do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is used as of the date hereof in connection with the Squirrel Companies’ and their Subsidiaries’ businesses; (e) liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation; (f) liens arising in connection with sales of foreign receivables; (g) liens on goods in transit incurred pursuant to documentary letters of credit; (h) purchase money liens; (i) title to any portion of the premises lying within the right of way or boundary of any public road or private road which, individually or in the aggregate, do not materially adversely affect the value or the continued use of the Leased Real Property as it is used as of the date hereof; (j) rights of parties in possession without options to purchase or rights of first refusal; (k) liens securing Indebtedness and (l) rights of lessors or landlords to the Leased Real Property.

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“Permitted Releases” has the meaning specified in Section 3.9.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity.

“Personnel” has the meaning specified in Section 4.10(c).

“Prescribed Timeline” has the meaning specified in Section 7.7.

“Prospectus” means that certain final prospectus (File No. 333-268578), dated as of December 22, 2022, of the Company.

“Proxy Statement” has the meaning specified in Section 7.1(a).

“Public Shareholders” has the meaning specified in Section 7.7.

“Plan of Merger” has the meaning specified in Section 2.1(b).

“Plan of Reorganization” has the meaning specified in Section 1.1(b).

“Redeeming Company Shares” means Company Ordinary Shares in respect of which its holder thereof has validly exercised (and not validly revoked, withdrawn or lost) his, her or its Company Share Redemption.

“Real Property Leases” means all leases, subleases, licenses, and other contracts or agreements for the use or occupancy of the Leased Real Property, and any ancillary documents pertaining thereto, including, for example, amendments, modifications, supplements, exhibits, Schedules, addenda and restatements thereto and thereof.

“Redemption Offer” has the meaning specified in the recitals.

“Reference Time” means 11:59 p.m. local time on the day immediately preceding the day the Merger Effective Time occurs.

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“Registered Intellectual Property” means all United States, international and foreign: (i) patents and patent applications; (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

“Registration Rights Agreement” has the meaning specified in the recitals.

“Regulatory Approvals” means any clearance, consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity.

“Release” means any release, spill, emission, discharge, leak, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any real property, including the movement of Hazardous Materials through or in the ambient air, soil, surface water, groundwater or real property.

“Released Party” has the meaning specified in Section 0.

“Reorganization” has the meaning specified in the recitals.

“Reorganization Closing” has the meaning specified in Section 1.1(c).

“Reorganization Effective Time” has the meaning specified in Section 1.1(d).

“Reorganization Written Objection” has the meaning specified in Section 1.2(b).

“Reorganization Authorization Notice” has the meaning specified in Section 1.2(b).

“Representatives” means the officers, directors, managers, employees, attorneys, accountants, advisors, representatives, consultants and agents of a Person.

“Restricted Person” means any Person identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List or the U.S. Department of State’s Debarred List.

“Sanctioned Jurisdiction” means any country or territory subject to comprehensive Sanctions (at the time of this Agreement, are the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine and Sevastopol).

“Sanctioned Person” means any Person that is (a) organized under the Laws of, or resident or located in, any Sanctioned Jurisdiction, (b) included on any list of Persons subject to Sanctions (including, but not limited to, the U.S. Department of Treasury’s Specially Designated Nationals and Blocked Persons List and the Sectoral Sanctions Identification List; or any similar list maintained or administered by the United Nations Security Council, HM Treasury of the United Kingdom, the European Union, any European Union member state, or any other Governmental Entity where the Company or any of its Subsidiaries operates), or (c) owned fifty percent (50%) or more, directly or indirectly, controlled by, or acting on behalf or at the direction of any Person or Persons described in clauses (a) or (b).

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“Sanctions” means those trade, economic and financial sanctions Laws, embargoes, and restrictive measures administered, enacted or enforced from time to time by (a) the United States (including through the Department of the Treasury’s Office of Foreign Assets Control or the Department of State), (b) the European Union or any European Union member state, (c) the United Nations Security Council, (d) His Majesty’s Treasury of the United Kingdom, or (e) any other Governmental Entity where Parent or any of its Subsidiaries operates.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shenzhen Squirrel” means Shenzhen Squirrel Enlivened Media Group Co., Ltd., a company established under the laws of the PRC and a Subsidiary of Squirrel HoldCo.

“Sponsor” has the meaning specified in the recitals.

“Squirrel Cayman” has the meaning specified in the preamble.

“Squirrel Cayman Board” means the board of directors of Squirrel Cayman.

“Squirrel Cayman Board Recommendation” has the meaning specified in the recitals.

“Squirrel Cayman Ordinary Shares” means the ordinary shares of Squirrel Cayman of a par value of US$0.0001 each.

“Squirrel Company(ies)” means, prior to the Reorganization Closing, Squirrel HoldCo and its Subsidiaries listed on Schedule 4.4(d) of the Squirrel Disclosure Letter, including Merger Sub; upon and following the Reorganization Closing, Parent and its Subsidiaries listed on Schedule 4.4(d) of the Squirrel Disclosure Letter, including Merger Sub.

“Squirrel Disclosure Letter” has the meaning specified in Article IV.

“Squirrel Employee Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and all other stock purchase, stock option, restricted stock, severance, retention, employment, individual consulting, change-of-control, bonus, incentive, deferred compensation, employee loan, welfare, medical, health, disability, fringe benefit and other benefit plan, agreement, program or policy (i) that is sponsored, maintained, contributed to, or required to be contributed to, by a Squirrel Company for the benefit of any officer, employee, consultant or director of a Squirrel Company or (ii) with respect to which any Squirrel Company has any liability (including contingent liability through any ERISA Affiliate).

“Squirrel Financial Statements” has the meaning specified in Section 4.5(b).

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“Squirrel HoldCo” has the meaning specified in the preamble.

“Squirrel HoldCo Board” means the board of directors of Squirrel HoldCo.

“Squirrel HoldCo Board Recommendation” has the meaning specified in the recitals.

“Squirrel HoldCo Dissenting Shareholders” has the meaning specified in Section 1.2(b).

“Squirrel HoldCo Dissenting Shares” has the meaning specified in Section 1.2(b).

“Squirrel HoldCo Excluded Shares” has the meaning specified in Section 1.2(c).

“Squirrel HoldCo Ordinary Shares” means the ordinary shares of Squirrel HoldCo of a par value of US$0.0001 each.

“Squirrel HoldCo’s Representatives” has the meaning specified in Section 5.2.

“Squirrel HoldCo Required Vote” has the meaning specified in Section 4.30.

“Squirrel HoldCo Shareholders” means a Person recorded as the holders of Squirrel HoldCo Ordinary Shares as of immediately prior to the Reorganization Effective Time.

“Squirrel HoldCo Shareholder Approval” means the requisite approval by Squirrel HoldCo Shareholders of this Agreement and the transactions contemplated hereby under Squirrel HoldCo’s Governing Documents and applicable Law.

“Squirrel Material Adverse Effect” means any change, effect, event, occurrence, state of facts, circumstance or development that, individually or in the aggregate, has had, or would be reasonably likely to have, a materially adverse effect on (a) the business, assets, properties or condition (financial or otherwise) of the Squirrel Companies, taken as a whole, or (b) the ability of the Squirrel Companies to consummate the transactions contemplated hereby; provided, however, that none of the following will be deemed, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been, or will be, a Squirrel Material Adverse Effect: any adverse change, effect, event, occurrence, state of facts, circumstance or development attributable to: (i) operating, business, regulatory or other conditions in the industry in which the Squirrel Companies operate; (ii) general economic conditions, including changes in the credit, debt or financial, capital markets, in each case anywhere in the world; (iii) conditions in the securities markets, capital markets, credit markets, currency markets or other financial markets in any country or region in the world and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in any country or region in the world; (iv) any stoppage or shutdown of any Governmental Entity applicable to any Squirrel Company (including any default by any such Governmental Entity or delays in payments by any such Governmental Entity or delays or failures to act by any such Governmental Entity); (v) the announcement or pendency or consummation of the transactions contemplated by this Agreement (including the identity of Squirrel HoldCo or any of its Affiliates) or compliance with the terms of, taking any action permitted by, or refraining from taking any action prohibited by, this Agreement, including the impact thereof on relationships, contractual or otherwise, with, or actual or potential loss or impairment of, and any other negative development (or potential negative development) of any Squirrel Company with, any clients, customers, suppliers, distributors, partners, financing sources, directors, officers or other employees or consultants or on revenue, profitability and cash flows; (vi) changes in GAAP or other accounting requirements or principles or any changes in applicable Laws or the interpretation thereof or other legal or regulatory conditions; (vii) actions required to be taken under applicable Laws or contracts; (viii) the failure of any Squirrel Company to meet or achieve the results set forth in any budget, plan, projection or forecast (it being understood that the underlying causes of any such decline, change, decrease or failure may, if they are not otherwise excluded from the definition of Squirrel Material Adverse Effect, be taken into account in determining whether a Squirrel Material Adverse Effect has occurred); (ix) global, national or regional political, financial, economic or business conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway; and (x) epidemics, pandemics or disease outbreaks (including any escalation or general worsening of any such epidemic, pandemic or disease outbreak, including the COVID-19 virus) and hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires or other natural disasters and other force majeure events in the United States or any other country or region in the world; provided, however, that with respect to each of clauses (i) through (iv), (vi), (ix) and (x), any change, effect, event, occurrence, state of facts, circumstance or development referred to above shall be taken into account in determining whether a Squirrel Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such change, effect, event, occurrence, state of facts, circumstance or development has a disproportionate effect on the Squirrel Companies compared to other participants in the industries in which such Squirrel Companies primarily conduct their businesses.

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“Sponsor Support Agreement” has the meaning specified in the recitals.

“Squirrel Valuation” means US$200,000,000.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, association or other business entity of which a majority of the partnership, limited liability company or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing member or general partner or similar position of such partnership, limited liability company, association or other business entity.

“Surviving Company” has the meaning specified in Section 2.1(a).

“Tax” or “Taxes” means (i) any federal, state, local or foreign net income, gross income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, including under Section 59A of the Code, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax sharing arrangement), as a result of being a transferee or successor, or by contract (other than a contract the principal subject matter of which is not Taxes).

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“Taxing Authority” means the Internal Revenue Service and any other Governmental Entity or any authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

“Tax Returns” means any return, report, information return or other document (including Schedules or any related or supporting information) filed or required to be filed with any Governmental Entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws or administrative requirements relating to any Tax.

“Trade Secrets” means confidential and proprietary information, trade secrets and know-how, including confidential processes, schematics, databases, formulae, drawings, prototypes, models, designs, know-how, concepts, methods, devices, technology, research and development results and records, inventions, compositions, reports, data, mailing lists, business plans, and customer lists, in each case, to the extent protectable under applicable Law as a trade secret.

“Transaction Documents” means, collectively, this Agreement, the Plan of Reorganization, the Plan of Merger and all of the certificates, instruments, agreements and other documents required to be delivered by any of the Parties at the Reorganization Closing, the Merger Closing or otherwise necessary for the consummation of the transactions contemplated by this Agreement, and the expression “Transaction Document” means any one of them.

“Transaction Financing” means any equity or equity-link financing or issuance or secondary transfers of equity or equity-link securities of any Squirrel Companies or the Company in connection with the consummation of the Business Combination or conversion of outstanding transaction expenses or fees on terms mutually agreed by Squirrel HoldCo and the Company, in an amount sufficient, when taken together with any available cash of Squirrel HoldCo and the Company, to consummate the Business Combination and to pay the Outstanding Squirrel Company Expenses and Outstanding Company Expenses.

“Transfer Taxes” has the meaning specified in Section 7.8(a).

“Treasury Regulations” means the regulations issued by the U.S. Department of Treasury interpreting the Code, as amended.

“Updated Audited Financial Statements” has the meaning specified in Section 4.5(b).

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“Updated Audited Statements Dates” has the meaning specified in Section 4.5(b).

“Working Capital Loans” means any loan that has been or to be made to Company by the Sponsor and/or its designee (which may include Squirrel Company) and evidenced by a promissory note, loan agreement or similar document, for the purpose of financing costs, expenses, extension related costs and deposits and other obligations incurred by Company for the transactions contemplated hereby and thereby.

“Written Objection” has the meaning specified in Section 2.2(e).

11.2 Other Definitional Provisions.

(a) Accounting Terms. Accounting terms that are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

(b) Successor Laws. Any reference to any particular Code, Section or Law will be interpreted to include any revision of or successor to that Section regardless of how it is numbered or classified.

ARTICLE XII

MISCELLANEOUS

12.1 Press Releases and Public Announcements. No Party will issue any press release or make any similar public announcement relating to the subject matter of this Agreement without the prior written approval of the Company and Parent; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law (in which case the disclosing Party will use its commercially reasonable efforts to advise the other Parties in writing prior to making the disclosure).

12.2 Expenses. Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Business Combination will be paid by the Party incurring such fees and expenses whether or not the Business Combination is consummated. If the Business Combination is consummated, such fees and expenses incurred in connection with this Agreement and the Business Combination will be paid from the capital of Parent upon the Merger Closing.

12.3 Survival. The representations, warranties and covenants of the Company and the Squirrel Companies contained in this Agreement shall terminate at the Merger Effective Time, and only the covenants that by their terms survive the Merger Effective Time shall so survive the Merger Effective Time.

12.4 Notices. Unless otherwise provided herein, all notices, requests, demands, claims, consents, approvals and other communications hereunder will be in writing. Any notice, request, demand, claim, consent, approval or other communication hereunder will be deemed duly given (a) when delivered personally to the recipient, (b) when signed for by the recipient if sent to the recipient by reputable international courier service (charges prepaid), and (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 5:00 p.m. local time at the recipient’s location, and otherwise on the next succeeding Business Day, in each case addressed to the intended recipient as set forth below:

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Notices to Squirrel HoldCo, Squirrel Cayman (including as Parent upon and following the Reorganization Closing) or Merger Sub:

Squirrel Enlivened International Co., Ltd

Shenzhen Squirrel Enlivened Media Group Co. Ltd

Flat A, 34th Floor, Best Building

No. 2, Taining Road, Dongle Community Donghu Street, Luohu District

Attention: Wenbo Huang

Email: huangwenbo@songshucm.com

with a copy to (which will not constitute notice):

Sidley Austin LLP

39/F, Two Int’l Finance Centre

Central, Hong Kong

+852 2509 7693

Attn: David Kalani Lee

Email: david.lee@sidley.com

Notices to the Company:

Horizon Space Acquisition I Corp.

1412 Broadway

21st Floor, Suite 21V

New York, NY 10018

Attn: Mingyu (Michael) Li , Chairman and Chief Executive Officer

Email: mcli@horizonspace.cc

with a copy to (prior to the Merger Closing) (which will not constitute notice):

Robinson & Cole LLP

Chrysler East Building

666 Third Avenue, 20th floor

New York, NY 10017

Attention: Arila E. Zhou, Esq.

Email: azhou@rc.com

Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

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12.5 Succession and Assignment. This Agreement will inure to the benefit of, and be binding upon, the successors and assigns of the Parties. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assignable by Squirrel HoldCo, Squirrel Cayman, Merger Sub or the Company; provided, however, that Squirrel HoldCo may (a) assign its rights, but not its obligations, under this Agreement to any Affiliate of Squirrel HoldCo or to any future purchaser of Squirrel HoldCo or the Surviving Company or its respective assets or (b) collaterally assign any or all of their rights and interests hereunder to one or more lenders of Squirrel HoldCo or the Surviving Company.

12.6 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

12.7 References. The table of contents and the section and other headings and subheadings contained in this Agreement and the exhibits hereto are solely for the purpose of reference, are not part of the agreement of the Parties, and will not in any way affect the meaning or interpretation of this Agreement or any Exhibit hereto. All references to days (excluding Business Days) or months will be deemed references to calendar days or months. All references to “$” will be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Section,” “Exhibit,” “Disclosure Letter” or “Schedule” will be deemed to refer to a section of this Agreement, an Exhibit to this Agreement or a Schedule to this Agreement, as applicable. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “including” or any variation thereof means “including, without limitation” and will not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. Any reference to any federal, state, local or foreign statute or law will be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

12.8 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

12.9 Amendment and Waiver. Any provision of this Agreement or the Disclosure Letters hereto may be amended or waived only in a writing signed (a) in the case of any amendment, by the Company (or the Surviving Company following the Merger Closing), Squirrel HoldCo, Squirrel Cayman and Merger Sub and (b) in the case of a waiver, by the Party or Parties waiving rights hereunder. No waiver of any provision hereunder or any breach or default thereof will extend to or affect in any way any other provision or prior or subsequent breach or default.

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12.10 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties, and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, in each case, to the extent they relate to the subject matter hereof. The exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof as if set forth in full herein.

12.11 Third-Party Beneficiaries. Except as set forth in or contemplated by Article VIII, this Agreement is not intended to confer upon any other Person any rights or remedies hereunder.

12.12 WAIVER OF TRIAL BY JURY. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION WILL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

12.13 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which will be deemed an original, but all of which will constitute one agreement. Execution and delivery of this Agreement by exchange of electronically transmitted counterparts bearing the signature of a Party will be equally as effective as delivery of a manually executed counterpart of such Party.

12.14 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law that would result in the application of the substantive law of another jurisdiction.

12.15 Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the federal courts of the State of New York sitting in New York, New York (or any appellate courts thereof), for the purposes of any Legal Proceeding (a) arising under this Agreement or the transactions contemplated hereby or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or the transactions contemplated hereby or any of the transactions contemplated hereby or thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Legal Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Legal Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Legal Proceeding (i) arising under this Agreement or the transactions contemplated hereby or (ii) in any way connected with or related or incidental to the dealings of the parties in respect of this Agreement or the transactions contemplated hereby or any of the transactions contemplated hereby or thereby, (A) any claim that it is not personally subject to the jurisdiction of the courts as described in this Section 12.15 for any reason, (B) that it or its property is exempt or immune from the jurisdiction of any such court or from any Legal Proceeding commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Legal Proceeding in any such court is brought in an inconvenient forum, (y) the venue of such Legal Proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party hereto agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 12.4 shall be effective service of process for any such Legal Proceeding.

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12.16 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

12.17 Specific Performance. Each Party agrees that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, in addition to any other remedies available under this Agreement, the Parties agree that, prior to the termination of this Agreement, each Party will be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent the other Party’s breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the Company’s or Squirrel Companies’ obligation to consummate the transactions contemplated by this Agreement if required to do so hereunder). Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement, and hereby waives (i) any defenses in any Legal Proceeding for an injunction, specific performance or other equitable relief, including the defense that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) any requirement under Law to post a bond, undertaking or other security as a prerequisite to obtaining equitable relief.

12.18 No Recourse. Except in the case of fraud, all actions, claims, obligations, liabilities or causes of actions (whether in contract or in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, (b) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (c) any breach of this Agreement and (d) any failure of the Business Combination to be consummated, may be made only against (and, without prejudice to the rights of any express third party beneficiary to whom rights under this Agreement inure pursuant to Section 12.11), are those solely of the Persons that are expressly identified as parties to this Agreement and not against any Released Party. Except in the case of fraud, no other Person, including any director, officer, employee, incorporator, member, partner, manager, shareholder, stockholder, optionholder, Affiliate, agent, attorney or representative of, or any financial advisor or lender to, any party to this Agreement, or any director, officer, employee, incorporator, member, partner, manager, shareholder, stockholder, Affiliate, agent, attorney or Representative of, or any financial advisor or lender (each of the foregoing, a “Released Party”) to any of the foregoing shall have any liabilities (whether in contract or in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d) and each Party, on behalf of itself and its Affiliates, hereby irrevocably releases and forever discharges each of the Released Parties from any such liability or obligation.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger on the day and year first above written.

Squirrel HoldCo:	SQUIRREL ENLIVENED TECHNOLOGY CO., LTD

	By:	/s/ Angxiong Zhao
	Name:	Angxiong Zhao
	Title:	Director

Squirrel Cayman:	SQUIRREL ENLIVENED INTERNATIONAL CO., LTD

	By:	/s/ Angxiong Zhao
	Name:	Angxiong Zhao
	Title:	Director

Merger Sub:	SQUIRREL ENLIVENED OVERSEAS CO., LTD

	By:	/s/ Angxiong Zhao
	Name:	Angxiong Zhao
	Title:	Director

The Company:	HORIZON SPACE ACQUISITION I CORP.

	By:	/s/ Mingyu Li
	Name:	Mingyu Li
	Title:	Director, Chairman and Chief Executive Officer

[Signature Page to Business Combination Agreement]

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Annex B: Plan of Merger

Final Form

   The Companies Act (As Revised) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on [insert date] between Horizon Space Acquisition I Corp. (the “Surviving Company”) and Squirrel Enlivened Overseas Co., Ltd (the “Merging Company”).

Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “Statute”).

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.

Whereas the respective directors of each of the Merging Company and the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”), upon the terms and subject to the conditions of the Plan of Merger and pursuant to the provisions of Part XVI of the Statute.

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Business Combination Agreement dated [insert date] 2024 and made between, amongst others, the Surviving Company and the Merging Company (the “Merger Agreement”) a copy of which is annexed at Annexure 1 hereto.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2	The surviving company (as defined in the Statute) is the Surviving Company, which shall change its name to “Squirrel Enlivened Global Co., Ltd”.

3

The registered office of the Surviving Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the registered office of the Merging Company is c/o Harneys Fiduciary (Cayman) Limited of 4th Floor, Harbour Place, 103 South Church Street, P. O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

4

Immediately prior to the Effective Time (as defined below), the share capital of the Surviving Company will be US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each and the Surviving Company will have [7,832,390][1] shares in issue.

5

Immediately prior to the Effective Time (as defined below), the share capital of the Merging Company will be US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each and the Merging Company will have 20,000,000 ordinary shares in issue.

6

The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar of Companies in the Cayman Islands (the “Registrar”) in accordance with section 233(13) of the Statute (the “Effective Time”).

_____________________________

1 The final number to be confirmed at the time of the filing.

B-1

7	The terms and conditions of the Merger are set out in the Merger Agreement in the form annexed at Annexure 1 hereto and in particular, it is noted that:

7.1

each Company Preference Share (as defined in the Merger Agreement) issued and outstanding immediately prior to the Effective Time shall be converted into one Company Ordinary Share (as defined in the Merger Agreement) on a one-for-one basis, by re-designation and re-classification in accordance with the amended and restated memorandum and articles of the Surviving Company;

7.2

each Company Ordinary Share (as defined in the Merger Agreement) issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive one Parent Ordinary Share (as defined in the Merger Agreement), following which all such Company Ordinary Shares (as defined in the Merger Agreement) shall cease to be issued and outstanding and shall automatically be cancelled and shall cease to exist;

7.3

each Company Dissenting Share (as defined in the Merger Agreement) issued and outstanding immediately prior to the Effective time held by a Company Dissenting Shareholder (as defined in the Merger Agreement) shall be cancelled and cease to exist at the Effective Time in accordance with section 2.2(e) of the Merger Agreement, and shall thereafter represent only the right to receive only the payment resulting from the procedure pursuant to section 238 of the Companies Act; and

7.4

at the Effective Time, the rights, the property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the constituent companies shall immediately vest in the Surviving Company and the Surviving Company shall be liable for and subject to, in the same manner as the constituent companies, all mortgages, charges or security interests, and all contracts, obligations, claims, debts and liabilities of each of the constituent companies.

8	Upon the Effective Time:

8.1

the memorandum and articles of association of the Merging Company as in effect immediately prior to the Effective Time, in the form annexed at Annexure 2 hereto, shall be deemed and read as the second amended and restated memorandum and articles of association of the Surviving Company (the “ Amended and Restated Memorandum and Articles”);

8.2	the authorised share capital of the Surviving Company shall be US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each; and

8.3	the rights and restrictions attaching to the shares in the Surviving Company are set out in the Second Amended and Restated Memorandum and Articles.

9	There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

10	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

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11	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12	The name and address of the sole director of the Surviving Company following the Merger is:

Angxiong Zhao of No.206, Changming Village, Wushi Town, Pingjiang County, Hunan Province, PRC.

13	This Plan of Merger has been approved by sole director of the Merging Company and the board of directors of the Surviving Company pursuant to section 233(3) of the Statute.

14

This Plan of Merger has been authorised by the sole shareholder of the Merging Company pursuant to section 233(6) of the Statute and the Plan of Merger has been authorised by the shareholders of the Surviving Company by way of resolutions passed at an extraordinary general meeting.

15	The registered office provider of the Merging Company shall be authorised to make the filings with the Registrar upon instructions from the constituent companies.

16	At any time prior to the Effective Time, this Plan of Merger may be:

16.1	terminated by the directors of either the Surviving Company or the Merging Company;

16.2	amended by the directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Time provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar; and

(b)

effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

17

This Plan of Merger may be executed in any number of counterparts, each of which when executed and delivered shall constitute an original, and all the counterparts shall together constitute one and the same instrument.

18

This Plan of Merger and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the laws of the Cayman Islands.

19

Each party irrevocably agrees that the courts of the Cayman Islands shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) that arises out of or in connection with this Plan of Merger or its subject matter or formation.

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In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

Surviving Company

SIGNED by ________________________      )

Duly authorised for                                                 )           __________________________

and on behalf of                                                       )           Director

Horizon Space Acquisition I Corp.                      )

Merging Company

SIGNED by ________________________      )

Duly authorised for                                                 )           __________________________

and on behalf of                                                       )           Director

Squirrel Enlivened Overseas Co., Ltd                )

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Final Form

Annexure 1

Business Combination Agreement

B-5

Annexure 2

Amended and Restated Memorandum and Articles of Association of the Surviving Company

B-6

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

Squirrel Enlivened International Co., Ltd

(adopted by a Special Resolution passed on [date] and effective immediately prior to the completion of the initial public offering of the Company’s ordinary shares)

1.	The name of the Company is Squirrel Enlivened International Co., Ltd.

2.

The Registered Office of the Company will be situated at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.

The authorised share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.	Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

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Annex C

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

Squirrel Enlivened International Co., Ltd

(adopted by a Special Resolution passed on [date] and effective immediately prior to the completion of the initial public offering of the Company’s ordinary shares)

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Affiliate”

means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, whether by blood, marriage or adoption, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;
“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;

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“Chairman”	means the chairman of the Board of Directors;
“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;
“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;
“Communication Facilities”

means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other;

“Company”	means Squirrel Enlivened International Co., Ltd, a Cayman Islands exempted company;
“Companies Act”	means the Companies Act (Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;
“Company’s Website”

means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of the Shares, or which has otherwise been notified to Shareholders;

“Designated Stock Exchange”	means the stock exchange in the United States on which any Shares are listed for trading;
“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange;
“electronic”

has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”

means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Commission) or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Act”	means the Electronic Transactions Act (Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;
“electronic record”

has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;

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“Ordinary Resolution”	means a resolution:

(a) passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles; or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;
“Person”

means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

"Present"

means in respect of any Person, such Person's presence at a general meeting of Shareholders (or any meeting of the holders of any Class of Shares), which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorised representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities;

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;
“Registered Office”	means the registered office of the Company as required by the Companies Act;
“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;
“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;
“Securities Act”

means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”

means a share in the share capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

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“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;
“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;
“signed”

means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“Special Resolution”	means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a) passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;
“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and
“Virtual Meeting”

means any general meeting of the Shareholders (or any meeting of the holders of any Class of Shares) at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

2.	In these Articles, save where the context requires otherwise:

	(a)	words importing the singular number shall include the plural number and vice versa;

	(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

	(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

	(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

C-5

	(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)

reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

	(g)	any phrase introduced by the terms “including”, “include” or “in particular” or similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)

reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

	(i)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(j)

any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act; and

	(k)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.

The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.

The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.

The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

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SHARES

8.

Subject to these Articles and where applicable the Designated Stock Exchange Rules, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)

issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)

grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

	(c)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

9.

The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by an Ordinary Resolution. Subject to these Articles and where applicable the Designated Stock Exchange Rules, the Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 12, the Directors may, subject to these Articles and where applicable the Designated Stock Exchange Rules, issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

	(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

	(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)

the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

C-7

	(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)

whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)

whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)

whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)

the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)

the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

	(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.

The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

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MODIFICATION OF RIGHTS

12.

Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued Shares of that Class or with the sanction of a Special Resolution passed at a separate meeting of the holders of the Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not Present, those Shareholders who are Present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

13.

The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

CERTIFICATES

14.

Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two calendar months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates (if requested) for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

15.	Every share certificate of the Company may bear such legends as may be required under the applicable laws, including the Securities Act.

16.

Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one U.S. dollar (US$1.00) or such smaller sum as the Directors shall determine.

17.

If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

18.	In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

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FRACTIONAL SHARES

19.

The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

20.

The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

21.

The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

22.

For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

23.

The proceeds of the sale after deduction of expenses, fees and commissions incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

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CALLS ON SHARES

24.

Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

25.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

26.

If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

27.

The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

28.

The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

29.

The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

30.

If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

31.

The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

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32.

If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

33.

A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

34.

A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

35.

A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

36.

The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

37.

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

38.

The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

39.	(a) The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(b)	The Directors may also decline to register any transfer of any Share unless:

(i)

the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

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(ii)	the instrument of transfer is in respect of only one Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)

a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

40.

The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty (30) calendar days in any calendar year.

41.

All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

42.

The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

43.

Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

44.

A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

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REGISTRATION OF EMPOWERING INSTRUMENTS

45.

The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

46.	The Company may from time to time by an Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

47.	The Company may by an Ordinary Resolution:

(a)	increase its share capital by new Shares of such amount as it thinks expedient;

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)

subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)

cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

48.	The Company may by a Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by the Companies Act.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

49.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)

issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by an Ordinary Resolution;

(b)

purchase its own Shares (including any redeemable Shares) on such terms and in such manner as have been approved by the Board or by the Shareholders by an Ordinary Resolution, or are otherwise authorised by these Articles; and

	(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

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50.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

51.

The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

52.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

53.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

54.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

55.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

56.

(a) The Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

	(b)	At these meetings the report of the Directors (if any) shall be presented.

57.

(a) The Chairman or the Directors (acting by a resolution of the Board) may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)

A Shareholders’ requisition is a requisition of Members holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding Shares that as at the date of the deposit carry the right to vote at general meetings of the Company.

(c)

The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)

If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said twenty-one (21) calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

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NOTICE OF GENERAL MEETINGS

58.

At least seven (7) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting, by holders of two-thirds (2/3) of the Shareholders having a right to attend and vote at the meeting, Present at the meeting or, in the case of a corporation or other non-natural person, represented by its duly authorised representative or proxy.

59.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

60.

No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all Shares in issue and entitled to vote at such general meeting, Present at the meeting, shall be a quorum for all purposes.

61.	If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting shall be dissolved.

62.

If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, attendance and participation in any general meeting of the Company may be by means of Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communication Facilities will be utilised (including any Virtual Meeting) must disclose the Communication Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilise such Communication Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

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63.	The Chairman, if any, shall preside as chairman at every general meeting of the Company.

64.

If there is no such Chairman, or if at any general meeting he is not Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman of the meeting, any Director or Person nominated by the Directors shall preside as chairman of that meeting, failing which the Shareholders Present shall choose any Person Present to be chairman of that meeting.

65.

The chairman of any general meeting (including any Virtual Meeting) shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairman of such general meeting, in which event the following provisions shall apply:

(a)	The chairman of the meeting shall be deemed to be Present at the meeting; and

(b)

If the Communication Facilities are interrupted or fail for any reason to enable the chairman of the meeting to hear and be heard by all other Persons participating in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that if no other Director is Present at the meeting, or if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board of Directors.

66.

The chairman of any general meeting at which a quorum is Present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

67.

The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

68.	At any general meeting a resolution put to the vote of the meeting shall be decided by a poll.

69.	A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

70.

All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

71.	A poll shall be taken forthwith or at such time as the chairman of the meeting directs.

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VOTES OF SHAREHOLDERS

72.

Subject to any rights and restrictions for the time being attached to any Share, on a poll every Shareholder Present at the meeting shall have one (1) vote for each Share of which such Shareholder is the holder.

73.

In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

74.

Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

75.

No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

76.	On a poll votes may be given either personally or by proxy.

77.

Each Shareholder, other than a recognised clearing house (or its nominee(s)), may only appoint one proxy on a poll. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

78.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

79.

The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

80.

A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

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CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

81.

Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

82.

If a recognised clearing house (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation.

DIRECTORS

83.

(a) There shall be a Board consisting of not less than three persons provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors. Unless fixed by Ordinary Resolution, the maximum number of Directors shall be unlimited..

(b)

The Board of Directors may elect and appoint a Chairman by a majority of the Directors then in office. Once elected, the Chairman will hold office for an indefinite period unless and until removed in accordance with paragraph (f) below. If elected and appointed, the Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman (if elected and appointed) is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of them to be the chairman of the meeting.

(c)	The Company may by an Ordinary Resolution appoint any person to be a Director.

(d)

The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board, which may be created in accordance with Article 103.

(e)

An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

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(f)

A Director may be removed from office by an Ordinary Resolution (except with regard to the removal of a Director who is the Chairman, who may be removed from office by a Special Resolution), notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

(g)

The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

84.

The Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

85.

A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

86.	The remuneration of the Directors may be determined by the Directors or by an Ordinary Resolution.

87.

The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR OR PROXY

88.

Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

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89.

Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

90.

Subject to the Companies Act, these Articles and any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

91.

Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of them to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by an Ordinary Resolution resolves that his tenure of office be terminated.

92.

The Directors may appoint any natural person or corporation to be a Secretary (and if needed be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors.

93.

The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

94.

The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such Person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

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95.

The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

96.

The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

97.

The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

98.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

99.

The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

100.

The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixing of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

101.

The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixing of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

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102.

Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

103.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company; or

(d)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

104.

The Directors may meet together (either within or outside of the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one vote. In case of an equality of votes the chairman of the meeting shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

105.

A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

106.

The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

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107.

A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

108.

A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

109.

Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

110.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

111.

When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

112.

A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

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113.

The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

114.

Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of them to be chairman of the meeting.

115.

A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

116.

All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

117.

A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS

118.

Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

119.

Subject to any rights and restrictions for the time being attached to any Shares, the Company by an Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

120.

The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

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121.

Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

122.

The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

123.

Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

124.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

125.	No dividend shall bear interest against the Company.

126.	Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

127.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

128.	The books of account shall be kept at the Registered Office or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

129.

The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorised by the Directors or by an Ordinary Resolution.

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130.

The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

131.	The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

132.

Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

133.

The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

134.

The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

135.	Subject to the Companies Act, the Directors may:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)

appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(I)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

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(c)

make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)

the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

136.

Notwithstanding any provisions in these Articles and subject to the Companies Act, the Directors may resolve to capitalise an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)

employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b)

any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)

service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

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SHARE PREMIUM ACCOUNT

137.

The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

138.

There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

139.

Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognised courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

140.

Any Shareholder Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

141.	Any notice or other document, if served by:

	(a)	post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b)

facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

	(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)

electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

142.

Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

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143.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

Subject to the Companies Act, the Designated Stock Exchange Rules and to any other rules which the Company is bound to follow, the Company may also send any notice or other document pursuant to these Articles to a Member by publishing that notice or other document on a website where:

(1) the Company and the Member have agreed to his/her/its having access to the notice or document on a website (instead of it being sent to such person);

(2) the notice or document is one to which that agreement applies;

(3) the Member is notified (in accordance with any requirements laid down by the Companies Act and, in a manner for the time being agreed between such person and the Company for the purpose) of: (i) the publication of the notice or document on a website; (ii) the address of that website; and (iii) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(4) the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice of document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid. For the purposes of this Article, "publication period" means a period of not less than twenty-one days, beginning on the day on which the notification referred to in paragraph (3) above is deemed sent.

INFORMATION

144.

Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

145.

Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

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INDEMNITY

146.

Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

147.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)

for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

FINANCIAL YEAR

148.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 30 September in each calendar year and shall begin on 1 October in each calendar year.

NON-RECOGNITION OF TRUSTS

149.

No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

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WINDING UP

150.

If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and, subject to Article 151, determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

151.

If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF ARTICLES OF ASSOCIATION

152.	Subject to the Companies Act, the Company may at any time and from time to time by a Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

153.

For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty (30) calendar days in any calendar year.

154.

In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

155.

If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

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REGISTRATION BY WAY OF CONTINUATION

156.

The Company may by a Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

157.

The Directors, or any service providers (including the officers, the Secretary and the Registered Office provider of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

EXCLUSIVE FORUM

158.

For the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands to hear, settle and/or determine disputes related to the Company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee of the Company to the Company or the Members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognised under the laws of the United States from time to time).

159.

Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring the Shares issued pursuant to deposit agreements, cannot waive compliance with the federal securities laws of the United States and the rules and regulations thereunder with respect to claims arising under the Securities Act and shall be deemed to have notice of and consented to the provisions of this Article. Without prejudice to the foregoing, if the provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.

***

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Annex D: Fairness Opinion of Revere Securities, LLC

September 12, 2024

PRIVATE & CONFIDENTIAL

Special Committee of

Horizon Space Acquisition I Corp. (Nasdaq: HSPO)

1412 Broadway, 21st Floor, Suite 21V

New York, NY 10018

Special Committee of Horizon Space Acquisition I Corp.:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares of Horizon Space Acquisition I Corp., a publicly-traded Cayman Islands exempted company (“HSPO”), of the Merger Consideration (as defined below) to be received by such holders in the proposed business combination transaction (the “Business Combination”, or “Transaction”) by and among (i) HSPO, (ii) Squirrel Enlivened Technology Co., Ltd., a Cayman Islands exempted company limited by shares (“Squirrel HoldCo”), (iii) Squirrel Enlivened International Co., Ltd., a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of Squirrel HoldCo (“Squirrel Cayman”), and (iv) Squirrel Enlivened Overseas Co., Ltd., a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of Squirrel Cayman (“Merger Sub”).

Pursuant to the terms of the Business Combination Agreement (the “Business Combination Agreement”), by and among HSPO, Squirrel HoldCo, Squirrel Cayman, and Merger Sub (each a “Party” and collectively the “Parties”), we understand that the Parties intend to effect the Business Combination whereby the following transactions will occur:

■

Squirrel HoldCo will merge with and into Squirrel Cayman, with Squirrel Cayman continuing as the surviving entity, as a result of which, each issued and outstanding Squirrel HoldCo ordinary share shall be cancelled and automatically converted into the right to receive newly issued shares of Squirrel Cayman ordinary shares equal to the quotient obtained by (A) the numerator of which is Two Hundred Million U.S. Dollars (US$200.00 Million) (the “Merger Consideration”) divided by US$10.00, and (B) the denominator of which is the total number of Squirrel HoldCo Ordinary Shares issued and outstanding; and

■

Merger Sub will merge with and into HSPO, with HSPO continuing as the surviving entity, as a result of which, (i) HSPO will become a wholly owned subsidiary of Squirrel Cayman and (ii) each issued and outstanding security of HSPO will no longer be outstanding and will automatically be cancelled, in exchange for the right of the holder thereof to receive one (1) substantially equivalent security of Squirrel Cayman.

HSPO has retained Revere Securities LLC (“Revere”) to render an Opinion (the “Opinion”) to the Special Committee as to whether, on the date of such Opinion, (i) the Merger Consideration is fair, from a financial point of view, to HSPO and HSPO’s unaffiliated public shareholders and (ii) Squirrel HoldCo, together with its affiliated entities in China, including Shenzhen Squirrel Enlivened Media Group Co., Ltd. (collectively, the “Company”, or “Squirrel”) has an aggregate fair market value equal to at least 80% of the net assets held by HSPO in its trust account (the “Trust Account”) for the benefit of HSPO’s public stockholders (excluding deferred underwriting commissions and taxes payable on the interest earned on the Trust Account), as of the date of the Business Combination Agreement.

We have not been requested to opine to, and our Opinion does not in any manner address, the underlying business decision of HSPO to proceed with the Transaction. In addition, we have not been requested to explore any alternatives to the Transaction.  Furthermore, our Opinion does not address the relative merits of the Transaction as compared to any alternative business strategy that might exist for HSPO or the effect of any other transaction in which HSPO might engage. Revere has not participated in, or provided advice with respect to, the pricing determination, structuring or negotiation of the Transaction.

Revere Securities LLC | Established 1983 | SEC Registered Broker-Dealer, Member FINRA, SIPC, MSRB

560 Lexington Avenue, 16th Floor,- New York, NY 10022 | Telephone: +1 (212) 688-2350

D-1

Revere, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, going private transactions, related-party transactions, negotiated underwritings, secondary distributions of listed and unlisted securities, debt restructurings, private placements, related-party transactions, and valuations for corporate and other purposes. We do not perform tax, accounting or legal services, nor do we render such advice.

Revere will receive a fee for its services as well as reimbursement of our expenses for such services.  In addition, HSPO has agreed to indemnify us for certain liabilities arising out of our engagement, including the rendering of this Opinion.

Revere has not participated in, or provided advice with respect to, the pricing determination, structuring or negotiation of the Transaction.

In connection with the review and analyses performed to render our Opinion, we have, among other things, undertaken the following:

(i)	considered our assessment of general economic, market and financial conditions, as well as our experience in connection with similar transactions, and business and securities valuations generally;

(ii)

reviewed a draft of the Business Combination Agreement, dated September 12, 2024 and associated Transaction documents relevant to the Opinion, and assumed that the final form of the Business Combination Agreement will not differ from such draft in any material respect;

(iii)	conducted discussions with the Company’s management to better understand Squirrel’s recent business history and business plans;

(iv)

reviewed publicly available financial information of HSPO filed with the U.S. Securities & Exchange Commission, including its Form 10-Qs, Form 10-Ks and certain reports on material events filed on Form 8-Ks between the date of its IPO and as of the date hereof;

(v)	reviewed certain publicly and non-publicly available business and financial information concerning the Company and the industries in which they operate;

(vi)

compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant, including certain publicly traded securities of such other companies;

(vii)	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business (the “Forecasts”);

(viii)	performed a public company comparable analysis of similar companies to the Company to derive certain forward multiple; and

(ix)	performed a comparable precedent M&A transaction analysis of similar companies to the Company to derive certain multiple; and

(x)	performed such other analyses and examinations and considered such other information as we deemed appropriate.

In forming our Opinion, we have had full access to, and full cooperation from, the management teams of both HSPO and Squirrel to ask questions and receive answers and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. Our Opinion is solely and necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof. We have not made any determinations as to legal matters related to the Transaction, and have assumed that the Transaction will be consummated on the terms described in the Business Combination Agreement, without any waiver of any material terms or conditions.

Revere Securities LLC | Established 1983 | SEC Registered Broker-Dealer, Member FINRA, SIPC, MSRB

560 Lexington Avenue, 16th Floor,- New York, NY 10022 | Telephone: +1 (212) 688-2350

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In connection with our review and analyses, and in arriving at our Opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us or publicly available and have not attempted to verify independently any such information (in accordance with reasonable industry practice). We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of Squirrel.

With respect to certain financial information, including financial analyses and projections, relating to the business and prospects of Squirrel that HSPO and Squirrel provided to us, we have assumed that the financial information has been reasonably prepared on a basis reflecting reasonable and good faith estimates and good faith judgments of the management teams of both HSPO and Squirrel as to the future financial performance of the combined parties without and subsequent to a potential business combination. In that regard, we have assumed, with your consent, that, (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby, and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements or other information made available to us. We have tried to apply objective measures of value in rendering our Opinion. You understand, however, that such a valuation necessarily is based on some subjective interpretations of value.

This Opinion is solely for the use of the Special Committee of HSPO, and is not to be publicly disclosed, used, excerpted, reproduced or disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Revere, except that this Opinion may be reproduced in full in, and references to this Opinion and to Revere and its relationship with HSPO may be included in, filings made by HSPO with the U.S. Securities and Exchange Commission and in any registration statement, prospectus, proxy statement or similar disclosure document delivered to shareholders of HSPO.

We understand that we are not obligated to review, update or revise this Opinion due to events and fluctuating economic conditions occurring subsequent to the date of this Opinion.

Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, (i) the Merger Consideration is fair, from a financial point of view, to HSPO and HSPO’s unaffiliated public shareholders and (ii) the Company has an aggregate fair market value equal to at least 80 percent of net assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account).

                The issuance of this opinion has been approved by a fairness opinion committee of Revere. This letter is provided to the Special Committee of HSPO in connection with and for the purposes of its evaluation of the consideration to be paid in relation to the Transaction. This opinion does not constitute a recommendation to any shareholder of HSPO as to how such shareholder should vote with respect to the Transaction or any other matter.

Very truly yours,

/s/ Dajiang Guo

Dajiang Guo, CFA Chief Executive Officer Head of Investment Banking REVERE SECURITIES LLC

Revere Securities LLC | Established 1983 | SEC Registered Broker-Dealer, Member FINRA, SIPC, MSRB

560 Lexington Avenue, 16th Floor,- New York, NY 10022 | Telephone: +1 (212) 688-2350

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